Form 20-F
period 2002-12-21
CONTINENTAL MINERALS CORP
filed 2003-06-04
CIK 782879

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2002 (with other information April 30, 2003 except where noted)
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from _______________ to _______________

                                 CIK #0000782879
                         Commission file number 0-013978


                        CONTINENTAL MINERALS CORPORATION
--------------------------------------------------------------------------------
               (Exact name of Registrant specified in its charter)

                        CONTINENTAL MINERALS CORPORATION
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                            BRITISH COLUMBIA, CANADA
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

                       Suite 1020, 800 West Pender Street
                  Vancouver, British Columbia, Canada, V6C 2V6
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

                         COMMON SHARES WITHOUT PAR VALUE
--------------------------------------------------------------------------------
                                (Title of Class)

          Securities registered or to be registered pursuant to Section
                                12(b) of the Act.

          Title of Each Class Name of each exchange on which registered
----------------------- --------------------------------------------------------
                               None Not applicable

 Securities registered or to be registered pursuant to Section 12(g) of the Act

                         Common Shares without Par Value
--------------------------------------------------------------------------------
                                (Title of Class)

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.


                                      None


                   Number of outstanding shares of Continental
                      capital stock as on December 31, 2002

                   20,594,101 Common Shares Without Par Value
       12,483,916 Non Voting Redeemable Preferred Shares without par value

  Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934
         during the preceding 12 months (or for such shorter period that
                 Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 NOT APPLICABLE

              Indicate by check mark which financial statement item
                        Registrant has elected to follow:

                             Item 17 [x] Item 18 [ ]



               (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
                     PROCEEDINGS DURING THE PAST FIVE YEARS)

  Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities
        Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                 NOT APPLICABLE



                           CURRENCY AND EXCHANGE RATES

            All monetary amounts contained in this Annual Report are,
                    unless otherwise indicated, expressed in
                Canadian Dollars. On March 31, 2003, the Federal
                   Reserve noon rate for Canadian Dollars was
                                US$1.00:Cdn$1.47
         (see Item 4 for further historical Exchange Rate Information).


                                                     T A B L E O F C O N T E N T S


                                                                                                               Page

ITEM 1       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS................................................2
ITEM 2       OFFER STATISTICS AND EXPECTED TIMETABLE..............................................................2
ITEM 3       KEY INFORMATION......................................................................................2
ITEM 4       INFORMATION ON THE COMPANY...........................................................................6
ITEM 5       OPERATING AND FINANCIAL REVIEW AND PROSPECTS........................................................11
ITEM 6       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..........................................................14
ITEM 7       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...................................................19
ITEM 8       FINANCIAL INFORMATION...............................................................................20
ITEM 9       THE OFFER AND LISTING...............................................................................21
ITEM 10      ADDITIONAL INFORMATION..............................................................................22
ITEM 11      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..........................................33
ITEM 12      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..............................................34
ITEM 13      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.....................................................34
ITEM 14      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS........................34
ITEM 15      [RESERVED]..........................................................................................34
ITEM 16      [RESERVED]..........................................................................................34
ITEM 17      FINANCIAL STATEMENTS................................................................................34
ITEM 18      FINANCIAL STATEMENTS................................................................................35
ITEM 19      EXHIBITS............................................................................................35


                                                         -3-
                                     PART 1

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable (this is an Annual Report only)

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable (this is an Annual Report only) ITEM 3 KEY INFORMATION

A.       Selected Financial Data

The following constitutes selected financial data for Continental for the last five fiscal years ended December 31, 2002, in Canadian dollars, presented in accordance with Canadian generally accepted accounting principles ("GAAP") and United States GAAP.

ITEM 3     KEY INFORMATION


(C$'s except per share amounts)                                          To December 31
                                      -----------------------------------------------------------------------------
Balance Sheet Data                            2002            2001            2000            1999            1998
                                      -------------  --------------  --------------  --------------  --------------
Total assets according to financial
  statements (Cdn GAAP) ...........   $    231,972    $    283,967    $ 28,982,840    $ 28,958,338    $ 27,655,714
Total assets (US GAAP) ............        231,972         283,967      15,767,719      15,796,848      14,729,247
Total liabilities .................         19,123          38,088       3,498,692       3,042,535       2,336,539
Share capital(1) (Cdn GAAP) .......      7,564,652       7,024,819      32,239,603      32,239,603      29,718,570
Share capital (US GAAP) ...........      7,564,652       7,024,819      32,289,603      32,239,603      29,714,570
Deficit (Cdn GAAP) ................     (7,694,111)     (7,471,248)     (6,755,455)     (6,323,800)     (5,848,133)
Deficit (US GAAP) .................     (7,694,111)     (7,471,248)    (19,970,576)    (19,485,290)    (18,774,600)
Net assets (Cdn GAAP) .............        212,850         245,880      25,484,148      25,915,803      25,319,175
Net assets (US GAAP) ..............        212,850         245,880      12,269,027      12,754,313      12,392,708


(1) Reflects a reorganization of common share capital and excludes unlisted preferred shares issued as part of the reorganization. See Note 7 to the attached financial statements for information about the preferred shares.


(C$) To December 31
                                                               ---------------------------------------------------------------------
Period End Balances (as at)                                             2002          2001         2000          1999          1998
                                                               --------------  ------------  ------------ ------------  ------------
Working capital (deficiency) ................................. $     212,849  $    245,879   $(3,474,860) $(3,014,139)  $(2,206,723)
Plant and equipment, net .....................................           -             -           8,488        33,053        39,492
Mineral property interests ...................................           -             -      28,775,519    28,721,888    27,311,405
Shareholders' equity (deficit) ...............................       212,850       245,880    25,484,148    25,915,803    25,319,175
Weighted average number of common shares outstanding .........    18,882,378     4,475,788     1,248,391     1,224,896       973,789


No cash or other dividends have been declared.


(Cdn$) To December 31
                                                          --------------------------------------------------------------------------
Statement of Operations Data                                       2002           2001           2000           1999            1998
                                                          --------------  -------------  -------------  -------------  -------------
Investment and Other Income .............................   $     2,389    $     8,824    $    13,696    $     7,118    $    50,656
General and administrative expenses(Cdn GAAP) ...........       225,252        475,264        445,351        482,785        602,782
General and administrative expense(US GAAP) .............       225,252        475,264        445,351        482,785        602,782
Exploration expenditure .................................           -           55,130         99,283        235,023      1,193,139
Write down of mineral property interests ................           -         (249,353)           -              -              -
Loss according to financial statements (Cdn GAAP) .......      (222,863)      (715,793)      (431,655)      (475,667)      (552,126)
Loss according to financialstatements (US GAAP) .........      (222,863)      (715,793)      (485,286)      (710,690)      (566,547)
Loss from continuing operations per Common Share ........         (0.01)         (0.16)         (0.35)         (0.39)         (0.57)
Loss per Common Share (US GAAP)(2) ......................         (0.01)         (0.16)         (0.39)         (0.58)         (0.58)


Notes:

(1) Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures can be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written off. Continental has expensed the exploration costs as incurred, which is consistent with U.S. GAAP, whereby all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production.

(2) Under Canadian GAAP and US GAAP management incentive shares held in escrow, releasable over specified fine periods. As at December 31, 2002 there were 9,300,000 Continental common shares held in escrow. At April 30, 2003, there were 6,975,000 Continental common shares held in escrow.

     Additionally, Statement of Financial Accounting Standards No.128: Earnings per Share ("SFAS 128") replaces the presentation of primary earnings per share ("EPS") with a presentation of both basic and diluted EPS for all entities with complex capital structures, including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock and is computed similarly to fully diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

     Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be antidilutive.

See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for further details, including note 11, which reconciles Canadian GAAP to US GAAP.

B. Capitalization and Indebtedness

Not applicable (this is an Annual Report only)

C. Reasons for the Offer and Use of Proceeds

Not applicable (this is an Annual Report only)

D. Risk Factors

No  Current  Exploration   Projects.   Continental   currently  has  no  ongoing
exploration projects and may not be able to acquire a project of merit with its limited funds.

Dependence on Management. The success of the activities of Continental is dependent to a significant extent on the efforts and abilities of its management. Investors must be willing to rely to a significant extent on their discretion and judgment. Continental does not maintain key employee insurance on any of its employees.

Continental Has No History of Earnings and No Foreseeable Earnings. Continental and its predecessor companies have a 40-year history of losses and there can be no assurance that Continental will ever be profitable. Continental has paid no dividends on its shares since incorporation and does not anticipate paying dividends in the foreseeable future.

Going Concern Assumption. Continental's consolidated financial statements have been prepared assuming Continental will continue on a going-concern basis. Although at December 31, 2002 Continental had working capital of $212,849, the costs required to maintain Continental's administrative costs and complete acquisition and exploration of a resource project will be in excess of this amount. Accordingly, unless additional funding is obtained, this assumption will have to change and Continental's assets may have to be written down to asset prices realizable in insolvency or distress circumstances.

General Mining Risks. Factors beyond the control of Continental will affect the marketability of any substances discovered from any resource properties Continental may acquire. Metal prices, in particular gold and copper prices, have fluctuated widely in recent years. Government regulations relating to price, royalties, allowable production and importing and exporting of minerals can adversely affect Continental. There can be no certainty that Continental will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and operations at any projects it may acquire and environmental concerns about mining in general continue to be a significant challenge for Continental as they are for all mining companies.

Continental's Share Price has Historically been Volatile. The market price of a publicly traded stock, especially a junior resource issuer like Continental, is affected by many variables not directly related to the exploration success of Continental, including the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSX Venture and OTC Bulletin Board ("OTC-BB") suggests Continental's shares will continue to be volatile. Continental shares have ranged between approximately Cdn$0.10 and Cdn$2.00 on the TSX Venture in the last 3 years.

Continental's Directors and Officers are Part-Time and Serve as Directors and Officers of Other Companies. Some of the directors and officers are engaged, and will continue to be engaged, in the search for additional business opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with Continental. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Company Act (British Columbia). In order to avoid the possible conflict of interest which may arise between the directors' duties to Continental and their duties to the other companies on whose boards they serve, the directors and officers of Continental have agreed that participation in other business ventures offered to the directors will be allocated between the various companies and on the basis of prudent business judgement and the relative financial abilities and needs of the companies to participate; no commissions or other extraordinary consideration will be paid to such directors and officers; and business opportunities formulated by or through the other companies in which the directors and officers are involved will not be offered to Continental except on the same or better terms as the basis on which they are offered to third party participants.

Additional Funding Requirements. Continental's operations consist almost exclusively of cash consuming activities given that it currently has no mineral resource properties. Continental will need to receive significant new equity capital, and failing that, it may cease to be economically viable.

Likely PFIC Status Has Consequences for U.S. Investors. Potential investors who are U.S. taxpayers should be aware that Continental expects to be a passive foreign investment company ("PFIC") for the current fiscal year, and may also have been a PFIC in prior and may also be a PFIC in subsequent years. If Continental is a PFIC for any year during a U.S. taxpayer's holding period, then such U.S. taxpayer generally will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the shares of Continental. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Continental's net capital gain and ordinary earnings for any year in which Continental is a PFIC, whether or not Continental distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election, generally, must include as ordinary income in each year, the excess of the fair market value of the common shares over the taxpayer's tax basis therein.

Shares of Continental may be Affected Adversely by Penny Stock Rules. Continental's stock may be subject to U.S. "Penny Stock" rules, which may make the stock more difficult to trade on the open market. Continental's common shares have traded on the TSX Venture Exchange (formerly the Canadian Venture Exchange and successor to the Vancouver Stock Exchange) since 1960s (symbol-KMK). From 1986 to 1992, Continental's shares traded on the National Association of Securities Dealers automated Quotation System (NASDAQ) but were delisted for failure to meet financial requirements. Continental's shares resumed trading on NASDAQ on July 26, 1996 and continued until December 1, 1988 when, due to a change in NASDAQ's listing requirements, Continental's shares ceased trading on NASDAQ and commenced trading on the Over-the-Counter Bulletin Board (symbol KMKCF). For further details on the market performance of Continental's common stock, see "Item 5 Nature of Trading Market." Although Continental's common stock trades on the TSX Venture Exchange or "TSX Venture", Continental's stock may be subject to U.S. "penny stock" rules. A "penny stock" is defined by regulations of the U.S. Securities and Exchange Commission ("SEC") as an equity security with a market price of less than US$5.00 per share.
However, an equity security with a market price under US$5.00 will not be considered a penny stock if it fits within any of the following exceptions:

     (i) the equity security is listed on NASDAQ or a national securities exchange;

     (ii) the issuer of the equity security has been in continuous operation for LESS than three years, and either has (a) net tangible assets of at least $5,000,000, or (b) average annual revenue of at least $6,000,000; or

     (iii) the issuer of the equity security has been in continuous operation for MORE than three years, and has net tangible assets of at least $2,000,000.

If an investor buys or sells a penny stock, SEC regulations require that the investor receive, prior to the transaction, a disclosure explaining the penny stock market and associated risks. Furthermore, trading in Continental's common stock is currently subject to Rule 15g-9 of the Exchange Act, which relates to non-NASDAQ and non-exchange listed securities. Under this rule, broker/dealers who recommend Continental's securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are exempt from this rule if their market price is at least US$5.00 per share.

Penny stock regulations will tend to reduce market liquidity of Continental's common stock, because they limit the broker/dealers' ability to trade, and a purchaser's ability to sell, the stock in the secondary market. The low price of Continental's common stock has a negative effect on the amount and percentage of transaction costs paid by individual shareholders. The low price of Continental's common stock also limits Continental's ability to raise additional capital by issuing additional shares. There are several reasons for these effects. First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker's commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, Continental's shareholders pay transaction costs that are a higher percentage of their total share value than if Continental's share price were substantially higher.

The rules described above concerning penny stocks may adversely affect the market liquidity of Continental's securities. Continental can provide no assurances concerning the market liquidity of its stock or that its stock will not be subject to "penny stock" rules. For more information about penny stocks, contact the Office of Filings, Information and Consumer Services of the U.S. Securities and Exchange Commission, 450 Fifth Street N.W., Washington, D.C. 20549, or by telephone at (202) 272-7440.

Significant Potential Equity Dilution. Continental has 3.5 million warrants convertible into one common share at $0.10 expiring on June 5, 2005, which will likely act as an upside damper on the trading range of Continental's shares. The unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for Continental's shares. Dilutive securities at April 30, 2003 represent approximately 19.5% of Continental's currently issued shares.

ITEM 4     INFORMATION ON THE COMPANY

SUMMARY

A. History and Development of the Company

1. The legal name of the company which is the subject of this Annual Report on Form 20F, is "Continental Minerals Corporation" (herein "Continental" or the "Company").

2. Continental was incorporated in British Columbia, Canada on February 7, 1962.

3. Continental Minerals Corporation was incorporated on February 7, 1962, pursuant to the Company Act (British Columbia), Canada, as a specially limited company under the name "Cinola Mines Ltd. (Non-Personal Liability)." On July 7, 1965, Cinola Mines Ltd converted from a private company to a public company and listed its shares for trading on the Vancouver Stock Exchange (now known as the TSX Venture Exchange ("TSX Venture")). The name of the Cinola Mines Ltd was changed to "Consolidated Cinola Mines Ltd. (N.P.L.) and on May 7, 1979, it converted from a specially limited company to a limited company. On December 6, 1986, the name of Consolidated Cinola Mines Ltd. (N.P.L.) was changed to "City Resources (Canada) Limited", and on April 22, 1994, the name was changed to "Misty Mountain Gold Limited" ("Misty"). On October 16, 2001, the Company completed a capital reorganization (described below) and changed its name to "Continental Minerals Corporation".

In addition to trading on the TSX Venture, the Company became listed on The Toronto Stock Exchange (now known as the "TSX") on March 21, 1988 and continued to trade there until the Company voluntarily delisted from the TSX on March 27, 2001. The Company's shares also traded on NASDAQ during 1986 - 1992 but were delisted for failure to meet financial requirements. Trading of the Company's shares on NASDAQ resumed on July 26, 1996 and continued until December 1, 1998 when, due to a change in the NASDAQ listing requirements (including a minimum bid price of US$1), the Company's shares were assigned to the over-the-counter bulletin board quotation service ("OTCBB") and trades under the symbol KMKCF. Continental currently trades on the TSX Venture under the symbol KMK.

In early 2001, management of Continental initiated a plan to reorganize the business of the Company. Under a statutory (British Columbia Company Act) plan of arrangement, Continental restructured its share capital, settled outstanding indebtedness through the issuance of shares and agreed to sell its interest in the Harmony Project to Gibraltar Mines Ltd. ("Gibraltar"), a subsidiary of Taseko Mines Limited ("Taseko"), a company listed on the TSX Venture and the OTCBB. In late January 2001, the directors initiated discussions with the TSX Venture, which culminated in the execution of the Arrangement Agreement dated February 22, 2001 among Continental, Taseko and Gibraltar. Shareholders approved the transaction on March 29, 2001 and the transaction was completed on October 16, 2001 pursuant to TSX Venture approval in October 2001. Details of the Arrangement transaction are described in the Company's Information Circular dated February 23, 2001 (available on www.sedar.com, the Canadian securities filings Internet site) and in Items 2 and 3 below. 4. The principal business events in Continental's 40-year history are (most important and recent matters first): (i) the reorganization of Continental and the disposition of Continental's principal asset, the Harmony Gold Project, to Taseko Mines Limited (See Item 4(B)); and (ii) its prior acquisition and exploration of the Harmony Project in the 1970s and 1980s. 5. Continental's principal capital expenditures and material divestitures over the three fiscal years ended December 31, 2002 are as follows:

                     Amounts Deferred    Amounts expensed
                      (capitalized or      as exploration        Amounts written
     Harmony                 invested)           expenses                    off
     -------        -----------------   -----------------       ----------------

      2002             $            -      $            -        $             -
      2001                          -              19,353                249,353
      2000                     53,631                   -                      -

6. Continental currently has no mineral properties, and accordingly, has no property expenditure plan for the ensuing year.

B. Business Overview

Continental is currently seeking additional funding and is investigating resource property projects.

2001 Reorganization

On October 16, 2001, Continental completed a reorganization of its business and share capital pursuant to an Arrangement Agreement dated February 22, 2001 with Taseko Mines Limited ("Taseko") and its subsidiary Gibraltar Mines Ltd. ("Gibraltar"). Taseko and Gibraltar are British Columbia corporations under common management. Under the terms of the statutory plan of arrangement contemplated by the Arrangement Agreement,

     (a) Continental's Harmony Project was transferred to Gibraltar for $65 million payable by $2.23 million cash and 12,483,916 Series A non-voting, redeemable preferred shares in the capital of Gibraltar (the "Gibraltar Preferred Shares") which are redeemable on certain terms into common shares of Taseko;

     (b) Continental's share capital was reorganized so that each Misty Shareholder of record on October 16, 2001 received for each ten of such holders' Misty shares a "Unit" of Continental comprising one Continental Common share (a "Continental Share") plus ten non-voting, redeemable preferred shares in Continental (a "Redeemable Share");

     (c) Misty Mountain Gold Limited changed its name to Continental Minerals Corporation;

     (d) Continental settled payables owed to Hunter Dickinson Inc., a related company, in the amount of $1,892,309 for 15.5 million Continental Shares, a majority of which have been optioned to and will beare therefore under the control of the directors of Continental and their associates;

     (e) Gibraltar transferred to Continental for $230,000 its option to acquire certain British Columbia mineral claims (the "Westgarde Prospect") on which a drill target has been identified as a consequence of a significant IP anomaly determined from recently completed geophysical work;

     (f)    Continental   received   new   investment   funds  of   $350,000  in
            consideration of a special warrant financing amount of 3.5 million Continental Shares and warrants; and

     (g) Taseko exchanged its 5% net profits interest in the Harmony Project, valued at $600,000 for a 1% working interest in Taseko's Prosperity Project, also valued at $600,000;

A more detailed description of the background to the Arrangement and the valuation of the Harmony Project is contained in the Continental Information Circular dated February 23, 2001 (available at www.sedar.com). The terms of the sale of the Harmony Project are described herein under Item 3 Description of Business. The debt settlement and special warrants financing is described at the end of Item 3.

Shareholders approved the reorganization on March 29, 2001 and the British Columbia Supreme Court approved the Arrangement on April 3, 2001. The TSX Venture approved the transaction on October 16, 2001.

As a consequence of the reorganization of Continental and the disposition of the Harmony Project, Continental's share capital was adjusted to include common shares and redeemable preferred shares and Continental's principal asset is 12,483,916 redeemable, non-dividend, non-voting (except in certain events) preferred shares of Gibraltar Mines Ltd.

Gibraltar Preferred Shares

The 12,483,916 Gibraltar Preferred Shares held by Continental are redeemable, non-dividend, preferred shares of Gibraltar which are non-voting except that they may vote in certain events if Gibraltar proposes to sell the Harmony Project for Proceeds (as defined) of less than $20 million. They also vote as a class pursuant to the provisions of the Company Act (British Columbia) in the event Gibraltar proposes to alter, modify or abrogate the stated special rights appurtenant thereto.

Gibraltar is obliged to redeem the Gibraltar Preferred Shares on the sale of all or substantially all of the Harmony Project (at least an 80% interest in the Harmony Project), excluding an option or joint venture which does not result in the certain or immediate transfer of 80% of Gibraltar's interest in the Harmony Project or upon the commencement of Commercial Production at the Harmony Project (an "HP Realization Event"). The commencement of Commercial Production generally means the operation of a mine or milling facility at the Harmony Project that operates at 75% of its rated capacity for any 20 days in 30 consecutive days. On the occurrence of an HP Realization Event, Gibraltar must redeem the Gibraltar Preferred Shares for their Paid-up Amount (as adjusted, as defined below). Gibraltar must pay the redemption proceeds by distributing that number of Taseko shares to holders of Gibraltar Preferred Shares equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. The deemed value of Taseko shares in such circumstances is based upon the previously established conversion rates into Taseko shares of a $17 million debenture granted in arm's length negotiations with Boliden Westmin (Canada) Limited ("Boliden") issued to Boliden at the time that Taseko acquired the Gibraltar mine from Boliden in July of 1999. The conversion rates under this debenture are the same as the deemed Taseko Share price for purposes of an obligatory redemption based on an HP Realization Event occurring by the below-noted dates and are as follows: (i) until July 21, 2001, $3.39, (ii) if after July 21, 2001, $3.64, (iii) if after July 21, 2002, $3.89 and thereafter increasing by $0.25 per year each July 21st.

The initial Paid-up Amount for the Gibraltar Preferred Shares is $62.77 million, subject to reduction prior to redemption for certain stated events. The amount will be reduced to the extent that the actual net proceeds of disposition of the Harmony Project is less than $62.77 million, or to the extent that the fair market value of Gibraltar's interest in a mine at the Harmony Project is determined to be less than $62.77 million. The Paid-up Amount (as adjusted) will be increased in the event Gibraltar receives consideration by way of granting an option to a third party which forfeits such option and as well in the event of any reductions of the Paid-up Amount (as adjusted) as a consequence of a taxing tribunal, such amount will be again credited to the account should the proceeds of disposition exceed the reduced Paid-up Amount (as adjusted) by an amount greater than the reduction. In no event will the Paid-up Amount (as adjusted) exceed $62.77 million nor be less than $20 million. Net proceeds of disposition shall mean the fair value of all consideration received by Gibraltar as a consequence of a sale of the Harmony Project net of Gibraltar's reasonable costs of disposition, costs incurred by Gibraltar after the Effective Date in connection with the Harmony Project, and a reasonable reserve determined by Gibraltar's auditors for Gibraltar's liabilities for taxes arising in consequence of the sale or other disposition of the Harmony Project.

By way of illustration, if Gibraltar sells had sold the Harmony Project in October of 2002 for $54.77 million after expending $7 million on further exploration, then the number of Taseko shares issuable to Continental on redemption would be calculated as $62.77 million less $8 million (shortfall of sale price from $62.77 million) less $7 million (Gibraltar's subsequent expenditures) equals $47.77 million divided by $3.89, resulting in approximately
12.28 million Taseko shares. If there is no HP Realization Event within ten years (and assuming no adjustments to the Paid-up Amount (as adjusted)), the Gibraltar Preferred Shares will be redeemed by Gibraltar for that number of Taseko shares valued at the greater of $10.00 and the weighted average trading price of Taseko shares for the immediately preceding 20 trading days each (6.277 million shares assuming no adjustment to this initial Paid-up Amount and that Taseko shares are not trading higher than $10). The total number of Taseko shares to be issued on redemption is between 2 million and 18 million Taseko shares.

The Gibraltar Preferred Shares also require that Gibraltar not sell the Harmony Project, except pursuant to an HP Realization Event, but options and joint ventures are permitted as long as the third party expends funds in the Harmony Project. Gibraltar may not alter the rights of these shares without the consent of the holders (initially Continental).

Continental Redeemable Shares

On the closing date of the reorganization, for each ten common shares held, a Continental shareholder received one Continental common share and ten redeemable Continental Preferred Shares (a "Redeemable Share"). The Redeemable Shares are non-voting and non-dividend bearing and are redeemable by Continental in certain events, such as the occurrence of a Harmony Project value realization event ("HP Realization Event"), at which time Gibraltar becomes obliged to redeem the Gibraltar Preferred Shares for Taseko shares. Continental will not redeem the Redeemable Shares prior to the date that the Gibraltar Preferred Shares are redeemable for Taseko shares. Redeemable Shares will have a CUSIP identification number separate from Continental Shares. Continental will redeem the Redeemable Shares for the number of Taseko shares received by Continental on redemption of the Gibraltar Preferred Shares, less such number of them necessary for Continental to be able to pay any tax payable by Continental as a result of the distribution of Taseko shares to holders of Redeemable Shares, prior to distributing the remainder of them pro rata to holders of Redeemable Shares. After such distribution, the holders of Redeemable Shares shall not be entitled to any further distributions of Continental assets and the Redeemable Shares will be cancelled.

The Redeemable Shares do not vote except on any proposal to alter their special rights and restrictions, or in the event that Continental wishes to seek their approval to authorize a sale of the Harmony Project (as one of the possible HP Realization Events) for less than $20 million.

As long as any of the Redeemable Shares are outstanding, Continental may not, without the prior approval of the holders of the Redeemable Shares:

     (a) pay any dividends on the Continental Shares or any other shares ranking junior to the Redeemable Shares, other than stock dividends payable in Continental Shares or any such other shares ranking junior to the Redeemable Shares, as the case may be; or

     (b) redeem or purchase or make any capital distribution in respect of Continental Shares or any other shares ranking junior to the Redeemable Shares;

Additionally, the Redeemable Shares shall be entitled to a preference over the Continental Shares and any other shares ranking junior to the Redeemable Shares with respect to the distribution of assets on the liquidation, dissolution or winding-up of Continental, whether voluntary or involuntary, or any other distribution of the assets of Continental, among its members for the purpose of winding up its affairs. The aforementioned preference of the Redeemable Shares is limited to Continental's obligation to distribute to the holders of the Redeemable Shares the Gibraltar Preferred Shares (less a reserve for taxes related to the distribution), after which the holders of Redeemable Shares shall not be entitled to share in any further distribution of Continental's assets. In addition, Continental may not dispose of its Gibraltar Preferred Shares. The Redeemable Shares are not now and will not in future be listed on any stock exchange.

Support Agreement

In furtherance of the Plan of Arrangement, Taseko, Continental and Gibraltar will enter into a Support Agreement that will, among other ancillary items, provide for Taseko's obligations to issue Taseko shares to holders of Gibraltar Preferred Shares according to the terms of the Gibraltar Preferred Share
Provisions. Additionally, the Support Agreement contains provisions which provide for an equivalent and equitable adjustment to the number of Taseko shares to be issued on redemption of the Gibraltar Preferred Shares where:

     (a) Taseko distributes by dividend or otherwise Taseko shares (or securities carrying rights to or exchangeable for, Taseko shares) to all or substantially all of the holders of outstanding Taseko shares; or

     (b) Taseko elects to consolidate, split or otherwise change Taseko shares or effect an amalgamation, merger, reorganization or other transaction affecting Taseko shares.

While any Gibraltar Preferred Shares are outstanding, Taseko agrees that it will remain the majority beneficial owner of the majority of the issued and outstanding voting securities of Gibraltar. Generally, the Support Agreement may not be amended unless the amendment(s) are approved by the holders of the Gibraltar Preferred Shares and the Redeemable Preferred Shares. A full copy of the Support Agreement and the Arrangement Agreement are available on request of the Company.

Continental does not currently hold any mineral properties but is working, with its consultants, to obtain a new project but there is no assurance a project of merit will be located.

2.       Funding Initiatives

Continental will continue to endeavor to raise capital through equity financings if it is able to but there is no assurance that funding will be sourced or will be available to Continental on terms it is prepared to accept.

C.       Organizational Structure

Continental is based in British Columbia, Canada. Continental operates directly and has no material subsidiaries.

D.       Property, Plants and Equipment

Continental has no plant or equipment.


                 FURTHER PARTICULARS OF CONTINENTAL'S PROPERTIES

Currency and Measurement

All currency amounts in this Registration Statement are stated in Canadian dollars unless otherwise indicated.

The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of the month in such periods) and the range of high and low exchange rates for such periods.

                                             To December 31
                         -------------------------------------------------------
                         2002         2001        2000         1999         1998
                         ----         ----        ----         ----         ----

End of Period            1.58         1.59        1.52         1.47         1.54
Average for Period       1.57         1.55        1.49         1.49         1.48
High Period              1.61         1.60        1.56         1.53         1.58
Low for Period           1.50         1.49        1.43         1.44         1.41

Current Activities

Continental is focusing on acquisition of a new mineral exploration project. Continental has access to and will utilize the staff of Hunter Dickinson Inc., an experienced exploration and development firm with in-house geologists, engineers, metallurgists, and environmental specialists, to assist in its technical review of the various opportunities.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Continental is currently an expenditure-based organization. Continental's business strategy is to acquire, explore and conduct detailed engineering and economic analysis of mineral deposits which have large tonnage and multi-year operation potential.

Under Canadian generally accepted accounting principles, exploration and corporate/administrative expenses are written off yearly and property acquisition expenses deferred (or capitalized). Such acquisition costs are written off when Continental seeks to abandon a property due to exploration program results that appear to warrant abandonment or when it appears that the deferred costs may not be recoverable. Acquisition costs and exploration expenditures are usually financed through a combination of cash and common share issuances.

As an expenditure-based corporation, Continental's results of operations are often evaluated on an "event driven" basis. Results of operations are difficult to quantify given that the product of these expenditures relates to the nature, extent and statistical confidence (primarily from diamond drill exploration programs) in a deposit's size and continuity. It is difficult to evaluate the success of operations in a fiscal year by reference to the financial statements, given that results are more appropriately measured by an evaluation of the minerals discovered and/or confirmed. Continental's operating activities do not occur on a regular or periodic basis and are subject to the economic realities of metals prices and equity financing conditions for natural resource exploration issuers. Accordingly, it may not be meaningful to seek observable trends in financial operating statistics. Although Continental calculates an annual loss per share (which has varied over a range of $0.39 to $0.16 over the last three fiscal years), Continental is of the view that its share price does not vary in accordance with the loss per share statistic but rather Continental share prices vary with the price of the underlying market for copper and gold and the outlook for these metals.

Continental's financial statements are prepared on the basis that it will continue as a going concern. Given that Continental has no source of significant revenue, this assumption is always subject to the further assumption that there will continue to be investment interest in funding large tonnage metal deposits, which are not known to be economic in the current environment. Continental can give no assurance that it will continue to be able to raise sufficient funds and should it be unable to continue to do so, may be unable to realize on the carrying value of its resource project and the net realizable value could be materially less than Continental's liabilities with a potential for total loss to Continental shareholders.

Continental does not believe that it is significantly impacted by the effects of inflation, and the Canadian dollar has fluctuated in a relatively narrow band to the United States dollar (US$1.00: Cdn$1.61 to $1.41) during these three years. For additional details respecting the five year historical exchange rates, see
Item 4. Continental has not been significantly affected by government economic, fiscal, monetary or political policies, and the outlook for Continental's assets primarily relate to the outlook for junior resource issuers.

Operating Results

Fiscal 2002 Compared with Fiscal 2001

Continental lost $222,863 in 2002 as compared to a loss of $715,793 in fiscal 2001. Expenses decreased in fiscal 2002 to $222,863 from $466,440 in fiscal 2001 due to the reduced activities in the Company.

Expenditures for office and administration (2002 - $74,055; 2001 - $170,509); legal accounting and audit (2002 - $49,046; 2001 - $111,738); and shareholder communication (2002 - $33,559; 2001 - $50,027) were much lower in 2002 than in the previous year when costs for property maintenance and activities associated with the transaction with Taseko were incurred. Trust and filing fees (2002 - $47,527; 2001 - $31,979) were higher due to costs associated with the corporate reorganization.

There were no exploration costs or property investigation costs in fiscal 2002 as no material properties have been reviewed for potential acquisition.

Hunter Dickinson Inc. ("HDI") carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of, the Company. The Company reimburses HDI on a full cost-recovery basis. Costs for services rendered by HDI to the Company in the fourth quarter of fiscal 2002 were $61,299, as compared to $17,934 in the prior quarter, and compared to $34,483 in the fourth quarter of fiscal 2001

Fiscal 2001 Compared with Fiscal 2000

Continental lost $715,793 in 2001 as compared to a loss of $431,655 in fiscal 2000. Expenses increased slightly in fiscal 2001 to $475,624 from $445,351 in fiscal 2000, and revenue from interest and other ($8,824) was also lower in 2001 compared to the prior year ($13,696) because of a sale of equipment in 2000.

Expenditures for office and administration (2001 - $170,145; 2000 - $103,085); legal accounting and audit (2001 - $111,738; 2000 - $50,416); and shareholder communication (2001 - $50,027; 2000 - $16,629) were higher in 2001 than in the previous year, and are related to activities associated with the corporate reorganization and transaction with Taseko Mines Limited. Interest and financing charges, however, decreased significantly (2001 - $99,891; 2000 - $216,093) because the Company's operating loan was paid off from proceeds of the sale of the Harmony Project to Taseko.

Exploration costs in fiscal 2001 were $55,130, and are about half of the amount of exploration expenditures in fiscal 2000. Of these costs, $35,777 is associated with the Harmony Project and $19,353 is associated with the Westgarde Prospect.

The Harmony exploration costs are included in the total exploration cost (shown as a negative $13,250,898 in the Consolidated Statement of Mineral Property Interests, and the acquisition cost for Harmony is shown as a negative $15,560,398 in the same Statement, indicating the sale). Harmony costs include geological wages for geological and fairness opinion reports in the first half of the year, assay and analytical costs for storage and handling of pulps from earlier programs at Harmony, and property and environmental fees to monitor and maintain the property prior to its transfer to Taseko.

Exploration costs for Westgarde were largely geological wages for evaluation of the project early in the year, discussions that lead to the option agreement with Doublestar, monitoring the exploration program by Doublestar during the third quarter, and review of the results in the fourth quarter. The Company wrote down $19,353 in exploration costs and $230,000 in acquisition costs on the Westgarde (Copper Star) prospect upon abandoning the option.

B.       Liquidity and Capital Resources

Overview

Historically Continental's sole source of funding was the sale of equity securities for cash primarily through private placements to sophisticated investors and institutions. Continental also issued common share capital in each of fiscal 2001 and 2000 pursuant to private placement financings and exercise of warrants and/or options. Continental's access to exploration financing when it is not transaction specific is always uncertain. Continental has no assurance of continued access to significant equity funding.

Fiscal 2002 Compared with Fiscal 2001

On August 27, 2002, the Company completed a $207,426 private placement of 345,710 units at a price of $0.60 per unit. Each unit is comprised of one common share and a common share purchase warrant exercisable at $0.65 until December 27, 2003. After the regulatory four month hold period, the warrants are subject to a 45 day accelerated expiry if the closing price of the Company's shares is at least $0.98 for ten consecutive trading days.

At December 31, 2002, the Company had working capital of $212,849, as compared to $255,738 at the end of the previous quarter. The Company had 20,594,101 common shares issued and outstanding, as well as 3,845,710 common share purchase warrants, as at December 31, 2002.

Fiscal 2001 Compared with Fiscal 2000

At December 31, 2001, the Company has working capital of $245,879, as compared to a deficit of $3.9 million at the end of the third quarter, and a deficit of $3.5 million at the end of fiscal 2000. This deficit was largely extinguished through the completion of the transaction with Taseko and issuance of shares as announced on October 16, 2001. The Company will continue to seek new sources of financing to enable it to provide working capital for corporate functions and exploration activities. At fiscal year-end, the Company has 16,748,391 issued and outstanding common shares.

On October 16, 2001, the Company also announced that it had raised $350,000 by the issuance of 3.5 million Continental units (each unit comprised of one Continental common share and a two year share purchase warrant), the proceeds of which will be used for working capital. The share purchase warrants are exercisable into common shares at $0.10 each for two years. Of the 16,748,391 common shares of Continental that are outstanding after the reorganization, former Misty shareholders hold 1,248,391 common shares, 15.5 million debt settlement shares are under option to Continental's management and others, and a further 3.5 million special warrants are held by investors as a consequence of the working capital financing. Each special warrant is convertible at no extra charge to one unit consisting of one common share and one share purchase warrant which entitles the holder to acquire one additional common share at $0.10 which expires April 18, 2003.

Financial Instruments

Continental financed its activities from 1998 through 2002 primarily through the issuance of equity shares through private and public distributions. Certain of these financings were structured to provide a Canadian income tax incentive to make the securities more attractive. The Income Tax Act (Canada) provides certain incentives to encourage exploration on Canadian resource properties including the deductibility of a defined class of "Canadian Exploration Expenses" and "Canadian Development Expenses" which provide deductible pools of resource expenditures deductible against other sources of income.

Continental keeps its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals. Funds that are excess to Continental's current needs are invested in government of Canada or like debt obligations and other short term near cash investments pending the need for the funds.

Continental does not have any material commitments for capital expenditures and accordingly can remain relatively flexible in gearing its activities to the availability of funds. As of the fiscal 2002 year end, Continental estimates that the cost of maintaining its corporate administrative activities at approximately $15,000 per month. Accordingly, Continental's management estimate that a minimum of $180,000 will be needed to maintain its corporate status and assets over the ensuing one-year period. Continental had a current working capital, at December 31, 2002, of $212,849, which is sufficient to fund the next year's administration cost and evaluation of exploration projects for potential acquisition.

C.       Research Expenditures

Continental is a resource expenditure based corporation and, accordingly, does not have a program of intellectual property development or patenting or licensing issues.

D.       Trend Information

As a natural resource exploration company, Continental's activities are somewhat cyclical as metals prices have traditionally been cyclical in nature. Given that Continental currently has no resource project, trend information respecting any particular metal is not meaningful.

ITEM 6 DIRECTORS,  SENIOR  MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

                                                                                                             Shares
                                                                                                       Beneficially
Name, Position and                                                                                         Owned or
Place of Residence                                             Period a Director of the Issuer        Controlled(1)
-------------------------------------------------------------- ---------------------------------- -------------------
Robert G. Hunter                                               Since November 6, 1995                           Nil
Chairman of the Board and Director
Vancouver, BC, Canada

Raymond J. Soper                                               Since Demceber 31, 1993                      367,445
Vice-Chairman of the Board and Director
Cammeray, New South Wales, Australia

Ronald W. Thiessen                                             Since November 6, 1995                     1,558,429
President, Chief Executive Officer and Director
West Vancouver, BC, Canada

Jeffrey R. Mason                                               Since November 6, 1995                     1,550,000
Chief Financial Officer, Corporate Secretary and Director
Vancouver, BC, Canada

David J. Copeland                                              Since November 6, 1995                     1,556,263
Director
Vancouver, BC, Canada

Scott D, Cousens                                               Since November 6, 1995                     1,550,000
Director
Vancouver, BC, Canada

Gordon J. Fretwell                                             Since February 1, 2001                        33,500
Director
Vancouver, BC, Canada

Rene G. Carrier                                                Since February 1, 2001                     33,500(2)
Director
Vancouver, BC, Canada


(1) The information as to shares beneficially owned or controlled has been furnished by insiders and is as of March 31, 2003.

(2) All of these shares are held in the name of Euro-American Capital Corporation, a private company controlled by Mr. Carrier.

(3) As of April 30, 2003, the total beneficial security holdings of the current directors and officers are 6,649,137 shares (which represents approximately 32% of the current issued and outstanding shares).

Principal Occupation of Current Management of Continental

RONALD W. THIESSEN, CA - President, Chief Executive Officer and Director

Ronald W. Thiessen is accredited as a public accountant in Canada and has for the past several years has had as his principal occupation serving as a director and/or officer of several publicly-traded mineral exploration companies. Mr. Thiessen is a director of Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities.

ROBERT G. HUNTER - Chairman of the Board and Director

Robert G. Hunter for the past several years has been active as a mining promoter headquartered in Vancouver and continues to be active in the mining business although he is now semi-retired. Mr. Hunter does not have any technical credentials in mining but through years as a businessman and insurance executive developed a network of venture capitalists in the mining field. Mr. Hunter has served as a director of other public companies listed at one time on the NASDAQ, the TSX (formerly the Toronto Stock Exchange) and the TSX Venture. Mr. Hunter is Co-Chairman of Hunter Dickinson Inc.

JEFFREY R. MASON, CA - Chief Financial Officer, Corporate Secretary and Director

Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded (TSX, NASDAQ, TSX Venture) mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies for which Hunter Dickinson Inc. provides services.

SCOTT D. COUSENS - Director

Scott D. Cousens is responsible for corporate communications for the public companies for which Hunter Dickinson Inc. provides services. He also assists with financing initiatives given his background as a broker in the early 1990s.

DAVID J. COPELAND, P.Eng. - Director

David J. Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Continental and other companies for which Hunter Dickinson Inc. provides services. He is also a director of Hunter Dickinson Inc.

RAYMOND J. SOPER, MBA - Vice-Chairman and Director

Raymond J. Soper is a self-employed mining engineer and holds an MBA. Over the course of his career he has worked with MIM Holdings, Consolidated Gold Fields, McKinsey and Company, Peko-Wallsend, and he was a founder of Lachlan Resources NL. He is currently a director of Resource Finance Corporation Ltd., a specialized mining industry merchant bank; Great Northern Mining Corporation Ltd., the world's largest sapphire producer; Platinum Search NL, a junior explorer; Huntly Investment Ltd., a listed investment company; and Intec Copper Pty Ltd., a developer of a promising hydrometallurgy system. During the course of his career he has gained experience in fields of mining engineering, exploration, metallurgy, mineral economics, strategic management, investment and mining finance. He was closely involved in the development of the Woodcutters Base Metal Project in Australia.

GORDON J. FRETWELL, LLB - Director

Mr. Fretwell is a self-employed lawyer practicing under the name Gordon Fretwell Law Corporation. He also acts as director and/or officer of several publicly traded companies as well as acting as general partner for a number of exploration limited partnerships. He has acted as special counsel to Misty Mountain in connection with the Reorganization.

RENE G. CARRIER - Director

Mr. Carrier is a self-employed businessman and has been President of Euro-American Capital Corporation since May 1991. His company provides consulting services to publicly traded companies. Prior to this, from 1981 to 1991, Mr. Carrier was Vice-President at Pacific International Securities Inc. where he specialized in bringing new ventures to the public market. Mr. Carrier is a director and/or officer of several publicly traded companies.

B.       Compensation

During Continental's financial year ended December 31, 2002, the aggregate cash compensation paid or payable by Continental to its directors and senior officers by Continental and its subsidiaries, all of whose financial statements are consolidated with those of Continental, was $9,907. The direct remuneration paid or payable to Continental's directors and senior officers by subsidiaries of Continental whose financial statements are not consolidated with those of Continental was nil.

The aggregate cash compensation paid by Continental for its most recently completed financial year to the sole Named Executive Officer (Mr. Thiessen, President and Chief Executive Officer) was $2,447. Continental's Named Executive Officer does not serve Continental on a full time basis given that the nature of Continental's resource property exploration and development business is such that most of its requirements for management services are satisfied by Continental engaging third-party mine exploration and development contractors.

The compensation for the Named Executive Officer for Continental's three most recently completed financial years is as set out below:


====================================================================================================================
                                       Annual Compensation              Long Term Compensation
                                  ---------------------------- ------------------------------------
                                                                          Awards            Payouts
                                                               ---------------------------  -------
                                                                  Securities   Restricted
                                                       Other        Under       Shares or
                                                      Annual       Options     Restricted     LTIP        All Other
    Name and Principal            Salary    Bonus   Compensation   Granted     Share Units   Payouts    Compensation
        Position           Year     ($)      ($)        ($)          (#)           ($)        ($)            ($)
------------------------  -----   -------   ------  ------------  ----------  ------------  ---------   -------------

Ronald W. Thiessen         2002    2,447       0          0            0            0          0              0
President, Chief           2001    3,210       0          0            0            0          0              0
Executive Officer and      2000    3,000       0          0            0            0          0              0
Director
========================  =====   =======   ======  ============  ==========  ============  ==========  ==============


Share Options

There were no share options granted to the Named Executive Officer during the financial year ended December 31, 2002. No share options were exercised by the Named Executive Officer during the financial year ended December 31, 2002.

Pension Plans

There are no defined benefit or actuarial plans in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no employment contract between Continental and the Named Executive Officer.

There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of any Named Executive Officer's Responsibilities following a change in control.

Compensation of Directors

There are no arrangements, standard or otherwise, pursuant to which directors were compensated by Continental or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments, or for services as consultants or experts during the most recently completed financial year or subsequently, up to and including the date hereof. Security Holdings of Insiders who are Management (as at April 30, 2003)

                         Shares owned or     As a percentage of        Number of
                            beneficially            outstanding     Options Held
Name of Insider               controlled          common shares       by Insider
--------------------     ---------------     ------------------     ------------

Robert G. Hunter                     nil               nil                   nil
Raymond J. Soper                 367,455               1.7%                  nil
Ronald W. Thiessen             1,558,429               7.4%                  nil
Jeffrey R. Mason               1,550,000               7.4%                  nil
David J. Copeland              1,556,263               7.4%                  nil
Scott D. Cousens               1,550,000               7.4%                  nil
Gordon J. Fretwell                33,500               0.2%                  nil
Rene A. Carrier                   33,500               0.2%                  nil
--------------------      --------------      -----------------      -----------
Total                          6,649,137              31.7%                  nil
====================      ==============      =================      ===========

Securities Held By Insiders

As at April 30, 2003, the directors and officers of Continental and their affiliate held as a group, directly and indirectly, own or control an aggregate of 6,649,137 common shares (31.7%). To the knowledge of the directors and officers of Continental, as at such date, there were no persons exclusive of directors and officers holding more than 10% of the issued common shares. Only common shares have been disclosed as Continental's preferred shares are non-voting.

C.       Board Practices

All directors were re-elected at the June 28, 2002 annual general meeting and have a term of office expiring at the next annual general meeting of Continental to be held on June 18, 2003. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

There are no arrangements under which directors were compensated by Continental and its subsidiaries during the financial year ended December 31, 2002 for their services in their capacity as directors and consultants except as herein disclosed. For the year ended December 31, 2002, Continental compensated its directors directly for services by paying them an aggregate of $9,907 cash.

Ronald W. Thiessen, David J. Copeland and Scott D. Cousens are members of the Company's audit committee. The audit committee is elected annually by the directors of Continental at the first meeting of the board held after Continental's annual general meeting. Its primary function is to review the financial statements of the company before they are submitted to the board for approval. The audit committee is also available to assist the board if required with matters relating to the appointment of the Company's auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes. The Company has no remuneration or nomination committee.

D.       Employees

At  April  30,  2003,   Continental  had  no  direct  employees.   Continental's
administrative and exploration functions are primarily administered through Hunter Dickinson Inc. (see Item 7).

E.       Share Ownership

As at April 30, 2003, an aggregate of 3,349,000 common shares have been reserved for issuance pursuant to Continental's Share Incentive Plan, described below.

(a)      Incentive Options

There are no outstanding options on common shares to management or employees.

(b)     Share Incentive Plan

In order to provide incentive to directors, officers, employees, management and others who provide services to Continental to act in the best interests of Continental, Continental has adopted a Share Incentive Plan (the "Plan"). The Plan was originally approved by shareholders at Continental's annual general meeting held on June 28,2002 (the "2002 Plan"). Under the 2002 Plan, a total of 3,349,000 shares of Continental were reserved for share incentive options to be granted at the discretion of Continental's board of directors to eligible optionees (the "Optionees").

Material Terms of the 2002 Plan

Eligible Optionees

Under TSX Venture policy, to be eligible for the issuance of a stock option under the 2002 Plan an Optionee must either be a director, officer, employee, consultant or an employee of a company providing management or other services to Continental or its subsidiary at the time the option is granted.

Options may be granted only to an individual or to a company that is wholly owned by individuals eligible for an option grant. If the option is granted to a company, the company must provide TSX Venture with an undertaking that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of TSX Venture.

Material Terms of the Plan

The following is a summary of the material terms of the 2002 Plan (a) all options granted under the 2002 Plan are non-assignable and non-transferrable and are up to a period of 10 years; (b) for stock options granted to employees or service providers (inclusive of management company employees), Continental is required to represent that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of Continental or of any of its subsidiaries; (c) The Company has a share purchase option approval plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its employees, officers, directors and non-employees. The exercise price of each option can be set equal to or greater than the closing price of the common shares on the TSX Venture on the day prior to the date of the grant of the option less the applicable discount according to TSX Venture policy. An option has a maximum term of ten years and terminates 30 days following the termination of the optionee's employment, except in the case of retirement or death. In the case of retirement, it terminates 30 to 90 days, at management's discretion, following retirement. In the case of death, it terminates at the earlier of one year after the event or the expiry of the option. Vesting of options is done at the discretion of the Board at the time the options are granted; and (d) the minimum exercise price of an option granted under the 2002 Plan must not be less than the closing price for Continental's common shares as traded on the TSX Venture on the last trading day before the date that the option is granted less allowable discounts as permitted by TSX Venture of up to 25% (depending on the price at the time of grant).

Continental has obtained "disinterested" shareholders' approval and therefore under TSX Venture policy:

     o the number of options granted to Insiders of Continental may exceed 10% of Continental's outstanding listed shares;

     o the aggregate number of options granted to Insiders of Continental within a one year period may exceed 10% of Continental's outstanding listed shares; and

     o the number of options granted to any one Insider and such Insider's associates within a one year period may exceed 5% of Continental's outstanding listed shares.

but always subject to the aggregate limit of 3,349,000 shares.

Disinterested Shareholder Approval ("DSA")

"Disinterested shareholder approval" means the approval by a majority of the votes cast by all shareholders of Continental at the shareholders' meeting excluding votes attached to listed shares beneficially owned by "Insiders" of Continental (generally officers and directors) to whom the DSA Options have been granted under the 2002 Plan and Associates of those Insiders.

ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

Continental's securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Continental does not have knowledge or access to information about of the beneficial owners thereof. To the best of its knowledge, Continental is not directly or indirectly owned or controlled by a corporation or foreign government. As of March 31, 2003, Continental had authorized 100,000,000 common shares without par value of which 20,961,101 were issued and outstanding and 12,483,916 non-voting redeemable Preferred Shares without par value of which 12,483,916 are issued.

The Preferred Shares were issued by Continental to the Misty Shareholders of record on October 16, 2001, are non-voting and non-dividend paying, and are redeemable by Continental in certain events such as the occurrence of a Realization Event, meaning generally future development of or sale of the Harmony project, at which time the Gibraltar preferred shares would be redeemed on certain terms for common shares of Taseko and Continental would in turn redeem the preferred shares for the number of Taseko shares received by Continental on redemption of the Gibraltar preferred shares, as adjusted for any taxes payable, prorata to holders of redeemable preferred shares. After such distribution, the holders of redeemable preferred shares shall not be entitled to any further distributions and the redeemable preferred shares will be cancelled.

As of April 30, 2003, the only registered holder of 5% or more of the common shares of Continental are brokerage clearinghouses and the following persons:

                                                        As a percentage of
                                            Number of   shares outstanding
     Shareholder                               Shares    at April 30, 2003
     --------------------                   ---------   ------------------

     CDS & Co.                              5,216,543         24.8%
     Sherry Copeland                        1,550,000         7.4%
     Alice Jennings                         1,550,000         7.4%
     David S. Jennings                      1,550,000         7.4%
     David J. Copeland                      1,556,263         7.4%
     Jennifer R. Mason                      1,550,000         7.4%
     Jeffrey R. Mason                       1,550,000         7.4%
     Ronald W. Thiessen                     1,558,429         7.4%
     Shannon Thiessen                       1,395,000         7.4%
     Monica Cousens                         1,550,000         7.4%
     Scott D. Cousens                       1,550,000         7.4%

As of April 30, 2003, directors and officers of Continental as a group (8 persons) owned or controlled an aggregate of 6,649,137 shares (31.7%) of Continental, or 6,649,137 shares and 33,500 warrants on a diluted basis.

Under the British Columbia Securities Act insiders (generally officers, directors, holders of 10% or more of Continental's shares) are required to file insider reports of changes in their ownership in the first 10 days of the month following a trade in Continental's securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 (phone (604) 899-6500) or at the British Columbia Securities Commission web site (www.bcsc.bc.ca).

As of April 30, 2003, there were 2,247 registered shareholders of record holding a total of 20,961,101 common shares of Continental. To the best of Continental's knowledge there were 474 registered shareholders of record with registered addresses in Canada, 1,710 shareholders of record with registered addresses in the United States and 63 shareholders of record with registered addresses in other countries holding approximately 18,657,721 (89%), 208,144 (1%) and
2,095,236 (10%) of the outstanding common shares, respectively. Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

B.       Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Continental or its predecessors during the year ended December 31, 2002, except as follows:

(a) Arrangements with Hunter Dickinson Inc.

Continental does not have full-time management or employees. Hunter Dickinson Inc. ("HDI") provides these services to Continental, pursuant to a geological and administrative services agreement dated for reference December 31, 1996. HDI is one of the larger independent mining exploration groups in North America and as of April 15, 2003 employs or retains on a substantially full-time basis, 16 geoscientists (of which 6 are professional geoscientists/P.Geo., 3 are geological engineers/P.Eng. and 2 are Ph.D.s), 2 licensed professional mining and 1 mechanical engineers (P.Eng.), 8 accountants (including 4 Chartered Accountants and 1 Certified Management Accountant and 1 Certified General Accountant) and 15 administrative staff. It has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario and Quebec) and internationally in Brazil, Chile, USA (Nevada and Alaska), Mexico and South Africa. HDI allocates the costs of staff input into projects based on time records of involved personnel. The shares of HDI are owned equally by each of the participating corporations (including Continental) as long as HDI services are being provided however such participant surrenders its single share at the time of termination of the "Services Agreement" described below. HDI is managed by the directors of Continental and who are generally the controlling directors of the other corporate participants in the arrangements with of HDI. During the fiscal year ended December 31, 2002 Continental paid $140,186 to HDI for services pursuant to this Agreement.

C.       Interests of Experts and Counsel

Not applicable.

ITEM 8   FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

See "Item 17 Financial Statements" and pages 2-3.

Legal Proceedings

Continental is not involved in any litigation or legal proceedings and to Continental's knowledge, no material legal proceedings involving Continental or its subsidiaries are to be initiated against Continental.

Dividend Policy

The Company has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Continental are being retained for exploration of its Projects.

B.       Significant Changes

There have been no significant changes to the accompanying financial statements since December 31, 2000.

ITEM 9   THE OFFER AND LISTING

A.       Offer and Listing Details


Trading Markets

TSX VENTURE:  KMK - Trading in Canadian Dollars dollars       NASDAQ/OTC-BB:   KMKCF  -  Trading  in  United  States
----------------------------------- --------- ------------    --------------------------------- ---------- ----------
                                      High        Low                                             High        Low
                                      ($)         ($)                                              ($)        ($)
                                    --------- ------------                                      ---------- ----------
Annual                                                        Annual
2003 (to April 30, 2003)               0.40     0.25          2003 (to April 30, 2003)             0.25       0.17
2002                                   0.75     0.18          2002                                 0.55       0.16
2001                                   2.00     0.04          2001                                 0.50       0.05
2000                                   0.47     0.10          2000                                 0.25       0.06
1999                                   0.95     0.16          1999                                 0.72       0.11
1998                                   1.15     0.35          1998                                 0.81       0.22
1997                                   5.70     0.95          1997                                 3.97       0.63

By Quarter                                                    By Quarter
Calendar 2000                                                 Calendar 2000
   First Quarter                       0.47     0.17             First Quarter                     0.25       0.12
   Second Quarter                      0.28     0.14             Second Quarter                    0.15       0.10
   Third Quarter                       0.18     0.10             Third Quarter                     0.15       0.09
   Fourth Quarter                      0.18     0.12             Fourth Quarter                    0.13       0.06

Calendar 2001                                                 Calendar 2001
   First Quarter                       0.19      0.04            First Quarter                     0.11       0.04
   Second Quarter                      0.13      0.06            Second Quarter                    0.08       0.02
   Third Quarter                       0.09      0.05            Third Quarter                     0.045      0.04
   Fourth Quarter                      0.50      0.07            Fourth Quarter                    2.00       0.04

Calendar 2002                                                 Calendar 2002
   First Quarter                       0.35     0.26             First Quarter                     0.20       0.16
   Second Quarter                      0.75      0.33            Second Quarter                    0.55       0.25
   Third Quarter                       0.65      0.43            Third Quarter                     0.45       0.25
   Fourth Quarter                      0.40      0.18            Fourth Quarter                    0.25       0.16

Calendar 2003                                                 Calendar 2003
   First Quarter                       0.40     0.26              First Quarter                    0.25       0.17

Monthly                                                       Monthly
April 2003                             0.34      0.27         April 2003                           0.17       0.17
March 2003                             0.40      0.25         March 2003                           0.20       0.17

February 2003                          0.35      0.27         February 2003                        0.25       0.25
January 2003                           0.35      0.26         January 2003                         0.25       0.17
December 2002                          0.25      0.25         December 2002                        0.17       0.16
November 2002                          0.30      0.20         November 2002                        0.25       0.17
October 2002                           0.40      0.18         October 2002                         0.25       0.25
September 2002                         0.50      0.43         September 2002                       0.26       0.26


B.       Plan of Distribution

Not applicable.

C.       Markets

The shares of Continental have traded in Canada on the TSX Venture Exchange (formerly the Canadian Venture Exchange and successor to the Vancouver Stock Exchange) since the 1960s (symbol-KMK) and from March 21, 1988 to March 27, 2000 on The Toronto Stock Exchange when the shares of Continental were delisted for failure to maintain listing requirements. From 1986 to 1992, Continental's shares traded on the National Association of Securities Dealers Automated Quotation System (NASDAQ) but were delisted for failure to meet financial requirements. Trading of Continental's shares on NASDAQ resumed on July 26, 1996 and continued until December 1, 1988 when, due to a change in the NASDAQ listing requirements (including a minimum bid price of US$1.00), Continental's shares ceased trading on NASDAQ and now trade on the OTC-BB (symbol-KMKCF).

D.       Selling Shareholders

Not applicable.

E.       Dilution

Not applicable.

F.       Expenses of the Issue

Not applicable.

ITEM 10  ADDITIONAL INFORMATION

A.       Share Capital

Continental's share capital consists of two classes only, namely common shares without par value and non-voting redeemable Preferred shares without par value. There are 100,000,000 shares are authorized and 20,594,101 common shares without par value are issued and outstanding as of December 31, 2002 and 20,961,101 at March 31, 2003. There are 12,483,916 Preferred shares issued and 12,483,916 authorized. The notes to the accompanying audited financial statements provides details of all share issuances effected by Continental in the issue price per share for the four previous fiscal years. There are no shares of Continental that are held by or on behalf of Continental. Other than the reorganization disclosed under Item 4, there have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Continental rank pari passu for the payment of any dividends and distributions in the event of a windup. During the fiscal year ended December 31, 2002, Continental was authorized by its shareholders to reduce its stated capital by $7,471,248 to eliminate the then-accumulated deficit. Under British Columbia law this capital reduction required a court order which was obtained in May 2003, and the financial statements were adjusted at that time. A summary of Continental's dilutive securities (convertible or exercisable into common shares) is as follows:

Other Potential Share Issuances

A summary of Continental's diluted share capital as follows:

Issued as of April 30, 2003                                           20,961,101
Options outstanding                                                            -
Warrants exercisable at $0.10 expiring June 5, 2004                    3,500,000
Warrants exercisable at $0.65 expiring December 27, 2003                 345,710
Warrants exercisable at $0.85 expiring July 5, 2004                      183,500
-------------------------------------------------------------------  -----------
Fully diluted at April 30, 2003                                       24,990,311
===================================================================  ===========

See Item 6E for information regarding Continental's Share Incentive Plan.

B.       Memorandum and Articles of Association

Continental's corporate constituting documents comprising Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. 52623. A copy of the Articles of Association and Memorandum were filed as an exhibit with Continental's initial registration statement on Form 20F in 1995.

Objects and Purposes

Continental's Memorandum of Incorporation and Articles of Association ("Articles") do not specify objects or purposes. Under British Columbia corporate law (the British Columbia Company Act or herein "BCCA"), a British Columbia corporation generally has all the legal powers of a natural person. British Columbia corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

Directors - Powers and Limitations

Continental's Articles do not specify a maximum number of directors (the minimum under British Columbia law for a public company is three). The number of directors is fixed, annually, by shareholders at the annual Shareholders meeting and all directors are elected at that time, there are no staggered directorships. Under the BCCA, directors are obligated to abstain from voting on matters in which they may be financially interested after disclosing in writing such interest. Directors' compensation is not a matter on which they must abstain. Directors must be of the age of majority (18), and meet eligibility criteria including being mentally competent, not an undischarged bankrupt, no fraud related convictions in the previous five years and a majority of directors must be ordinarily resident in Canada. There is no mandatory retirement age either under Continental's Articles or under the BCCA.

Directors' borrowing powers are not generally restricted where the borrowing is in Continental's best interests, but the directors may not authorize Continental to provide financial assistance for any reason where Continental is insolvent or the providing of the guarantee would render it insolvent. Directors need not own any shares of Continental in order to qualify as directors.

The Articles specify that the number of directors shall be the number of directors fixed by shareholders annually or the number which are actually elected at a general shareholders meeting. The number of directors is determined, annually, by shareholders at the annual Shareholders meeting and all directors are elected at that time. Under the Articles the directors are entitled between successive annual general meeting to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders or actually elected at the preceding annual shareholders' meeting. Directors automatically retire at the commencement of each annual meeting but may be re-elected thereat.

Under the Articles, a director who is any way directly or indirectly interested in a proposed contract or transaction with Continental or who holds any office or possesses any property whereby directly or indirectly a duty might be created which would conflict with his duty or interest as a director shall declare in writing the nature and extent of such interest in such contract or transaction. A director shall not vote in respect of any such contract or transaction if the company in which he is interested and if he should vote his vote shall not be counted but shall be counted in the quorum present at the meeting. Similarly, under the BCCA directors are obligated to abstain from voting on matters in which they may be financially interested after fully disclosing such interest. Directors must abstain from voting in such circumstances both under the Articles and under the BCCA.

Changes to Rights of Common Shareholders

Changes to the Articles and memorandum of Continental require a shareholders' "special resolution" being a resolution passed by not less than 75% of the shares voted in person or by proxy at a duly convened shareholders meeting. Some organic corporate changes including amalgamation with another company, sale of substantially all of Continental's assets, redomiciling out of the jurisdiction of British Columbia, creation of new classes of shares not only require such 75% approval but generally also give rise to a dissent right which is the right to be paid the fair value of the stockholder's shares in cash if the required special resolution is actually passed and Continental elects to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an organic change action is intended to be considered must include a prominent notice of the dissent right. Dissent provisions are governed by the BCCA and not by the Articles of Continental.

Shareholders Meetings

Shareholders meetings are governed by the Articles of Continental but many important shareholder protections are also contained in the Securities Act (British Columbia) and the BCCA. The Articles provide that Continental will hold an annual shareholders' meeting, will provide at least 21 days' notice and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The Securities Act (British Columbia) and the BCCA superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that Continental makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders, The form and content of information circulars and proxies and like matters are governed by the Securities Act and the BCCA. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. Continental must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder's determination. The meeting must be held within 13 months of the previous annual shareholders meeting and must present audited statements which are no more than 180 days old at such meeting.

Shares Fully Paid

All Continental shares must, by applicable law, be issued as fully paid for cash, property or services. They are, therefore, non-assessable and not subject to further calls for payment.

Redemption

Continental has no redeemable securities authorized or issued except the redeemable preferred Shares which are not redeemable for cash but rather for shares of Taseko as described in Item 2. Therefore, Continental has no sinking fund or like security redemption fund.

Pre-emptive Rights

There are no pre-emptive rights applicable to Continental which provide a right to any person to participate in offerings of Continental's equity or other securities

Rights to Profits and Liquidation Rights

All common shares of Continental participate rateably in any net profit or loss of Continental and shares rateably any available assets in the event of a winding up or other liquidation.

No Limitation on Foreign Ownership

There are no limitations under Continental's Articles or in the BCCA on the right of persons who are not citizens of Canada to hold or vote common shares. (See also "Exchange Controls".)

Dividends

Dividends may be declared by the Board out of available assets and are paid rateably to holders of common shares. No dividend may be paid if Continental is, or would thereby become, insolvent.

Voting Rights

Each Continental Common share is entitled to one vote on matters to which common shares ordinarily vote including the annual election of directors, appointment of auditors and approval of corporate changes. There are no cumulative voting rights applicable to Continental.

Change in Control

Continental has not implemented any shareholders' rights or other "poison pill" protection against possible take-overs. Continental does not have any agreements which are triggered by a take-over or other change of control. There are no provisions in its articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in Continental's material agreements giving special rights to any person on a change in control.

Insider Share Ownership Reporting

The articles of Continental do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to Continental's shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of Continental but the Securities Act (British Columbia) requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales.

Securities Act (British Columbia)

This statute applies to Continental and governs matters typically pertaining to public securities such as continuous quarterly financial reporting, immediate disclosure of material changes, insider trade reporting, take-over protections to ensure fair and equal treatment of all shareholders, exemption and resale rules pertaining to non-prospectus securities issuances as well as civil liability for certain misrepresentations, disciplinary, appeal and discretionary ruling matters. All Continental shareholders regardless of residence have equal rights under this legislation.

C.       Material Contracts

Continental's only material contract is a Geological Management and Administration Services Agreement with Hunter Dickinson Inc., dated December 31, 1996, and filed with Form 20-F for fiscal year 1999 filed on June 29, 2000 (See
Item 7 "Interest of Management in Certain Transactions").

D.       Exchange Controls

Continental is a Province of British Columbia, Canada corporation. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See "Taxation", below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Continental on the right of a non-resident to hold or vote its common shares, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Continental's common shares. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments. Continental does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Continental's relatively small capitalization.

The Investment Act generally prohibits implementation of a "reviewable" investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (i.e. a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in Continental's common shares by a non-Canadian (other than a "WTO Investor" as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Continental was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Continental and the value of the assets of Continental, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Continental. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Continental was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Continental and the value of the assets of Continental, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2000 exceeds Cdn$192 million. A non-Canadian would acquire control of Continental for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Continental unless it could be established that, on the acquisition, Continental was not controlled in fact by the acquiror through the ownership of the Common Shares.

The foregoing assumes Continental will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including

     (a)    an  acquisition  of the  Common  Shares by a person in the  ordinary
            course  of  that  person's   business  as  a  trader  or  dealer  in
            securities,

     (b) an acquisition of control of Continental in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

     (c) an acquisition of control of Continental by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Continental, through the ownership of the Common Shares, remained unchanged.

E.       Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a "U.S. Holder") who, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm's length with Continental, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. This summary does not take into account provincial, U.S., state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder's particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by Continental will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of Continental's voting shares). Continental will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder's account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A Common Share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length alone or together owned, or had rights to acquire, 25% or more of Continental's issued shares of any class or series.

A U.S. Holder whose Common Shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada. Management of Continental believes that the value of Continental's Common Shares is not currently derived principally from real property situated in Canada.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Continental. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Taxation - Canadian Federal Income Tax Consequences" above). Accordingly, holders and prospective holders of common shares of Continental should consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Continental, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of Continental who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of Continental. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of Continental

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Continental are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Continental has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of Continental, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of Continental generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of Continental may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of Continental) deduction of the United States source portion of dividends received from Continental (unless Continental qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below). Continental does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on Continental's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Continental's common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Continental may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income, "high withholding tax interest,"
"financial services income," "shipping income," and certain other classifications of income. Dividends distributed by Continental will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Continental should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Continental

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of Continental equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of Continental. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of Continental will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of Continental's outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of Continental's gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), Continental may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent Continental does not actually distribute such income. Continental does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that Continental will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of Continental's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code
Section 7701(a)(31)), and Continental is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that Continental may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. Continental does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that Continental will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders.
Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. Continental appears to have been a PFIC for the fiscal year ended December 31, 1999, and at least certain prior fiscal years. In addition, Continental expects to qualify as a PFIC for the fiscal year ending December 31, 2000 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of Continental is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of Continental. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects to treat Continental as a qualified electing fund ("QEF") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Continental qualifies as a PFIC on his pro rata share of Continental's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder's taxable year in which (or with which) Continental's taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder's tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which Continental is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a "timely" QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Continental qualified as a PFIC in a prior year during the U.S. Holder's holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Continental is a controlled foreign corporation, the U.S. Holder's pro rata share of Continental's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Continental's first tax year in which Continental qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an "Electing U.S. Holder." A U.S. Holder who holds common shares at any time during a year of Continental in which Continental is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a "Non-Electing U.S. Holder." An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Registrant common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Continental's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as "personal interest" that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election, Continental must provide certain information regarding its net capital gains and ordinary earnings and permit its books and records to be examined to verify such information. Continental intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to Continental. Continental urges each U.S. Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to Continental, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and Continental ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which Continental does not qualify as a PFIC. Therefore, if Continental again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which Continental qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of Continental. Therefore, if such U.S. Holder reacquires an interest in Continental, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which Continental qualifies as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Registrant common shares and (ii) certain "excess distributions," as defined in Section 1291(b), by Continental.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Registrant common shares and all excess distributions on his Registrant common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder's period prior to the first day of the first year of Continental (i) which began after December 31, 1986, and (ii) for which Continental was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If Continental is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Registrant common shares, then Continental will continue to be treated as a PFIC with respect to such Registrant common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Registrant common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Continental common shares. A U.S. Holder who makes the mark-to market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Continental as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Continental included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of Continental will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Continental common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of Continental are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Continental common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee's basis is generally equal to the fair market value of the Electing U.S. Holder's common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of Continental is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of Continental, certain adverse rules may apply in the event that both Continental and any foreign corporation in which Continental directly or indirectly holds shares is a PFIC (a "lower-tier PFIC"). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. Continental intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of Continental that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called "indirect disposition" of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by Continental (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder's proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by Continental (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from Continental and does not dispose of its common shares. Continental strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to Registrant common shares while Continental is a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Continental is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Continental ("United States Shareholder"), Continental could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of Continental which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Continental attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Continental does not believe that it currently qualifies as a CFC. However, there can be no assurance that Continental will not be considered a CFC for the current or any future taxable year.

F.       Dividends and Paying Agents

Not applicable.

G.       Statement by Experts

Not applicable.

H.       Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of Continental, Suite 1020 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6 or on request of Continental at 604-684-6365, attention:
Shirley Main. Copies of Continental's financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.SEDAR.com.

I.       Subsidiary Information

Not applicable.

ITEM 11  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)      Transaction Risk and currency Risk Management

Continental's operations do not employ financial instruments or derivatives which are market sensitive and Continental does not have financial market risks.

(b)      Exchange Rate Sensitivity

Continental's operations are in Canada and hence it is not significantly affected by exchange rate risk. Its liabilities are all denominated in Canadian dollars.

(c)      Interest Rate Risk and Equity Price Risk

Continental is equity financed and does not have any debt which is subject to interest rate change risks.

(d)      Commodity Price Risk

Not applicable.  Continental has no resource projects.

ITEM 12  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.       Debt Securities

Not applicable.

B.       Warrants and Rights

Not applicable. (Continental's warrants are non-transferable and no market exists for them. Continental has issued no rights.)

C.       Other Securities

Not applicable.

D.       American Depositary Shares

Not applicable.

                                     PART II

ITEM 13  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15  [RESERVED]

ITEM 16  [RESERVED]

                                    PART III

ITEM 17           FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1) Auditors' Reports on the consolidated balance sheets as at December 31, 2002 and 2001, and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2002;

(2) Consolidated balance sheets as at December 31, 2002 and 2001;

(3) Consolidated statements of operations and deficit for each of the years in the three year period ended December 31, 2002;

(4) Consolidated statements of cash flows for the periods referred to in (3) above;

(5) Notes to the consolidated financial statements;

ITEM 18           FINANCIAL STATEMENTS

NOT APPLICABLE. See Item 17.

ITEM 19           EXHIBITS

Key to the following document types:

1. Articles of Incorporation and Registered Incorporation Memorandum of Continental.

2. Other Instruments defining the rights of the holders of equity or debt securities.

3. A. Agreements to which Directors, Officers, promoters voting trustees or security holders or their affiliates named in the Registration Statement are parties other than contracts involving only the purchase or sale of current assets having a determinable market price.

     B. Material contracts not made in the ordinary course of business or which are to be performed in whole or in part at or after the filing of the Registration Statement or which was entered into not more than two years before filing.

The following Exhibits were filed with Continental's Annual Report on Form 20F in previous years:


        Type of Document       Description
        ---------------------- -----------------------------------------------------------------------------

                1 & 2          Articles of incorporation,  bylaws and instruments defining rights of common shareholders have been previously filed.

                 3A            Geological Management and Administration Services
                               Agreement dated for reference December 31, 1996 filed with Form 20-F for fiscal year December 31, 1999 on June 29, 2000 (See Item 7 "Interest of
                               Management in Certain Transactions").

                 3A            Share  Incentive  Plan dated for reference  June 22, 1997 (See Item 6 "Share
                                Incentive Plan").

                 3B            Limited Partnership Unit Subscription for 600
                               Limited Partnership Units of North Island
                               Exploration Limited Partnership dated July 29,
                               1999 filed with Form 20-F for fiscal year
                               December 31, 1999 on June 29, 2000.

                 3B Farm out and Joint Venture Agreement made as of the 29th day of June, 1999 among Misty Mountain
                               Gold Limited, Harmony Exploration Ltd. and Taseko
                               Mines Limited filed with Form 20-F for fiscal year December 31, 1999 on June 29, 2000.

There are no Exhibits filed with this Form 20F.

                                   SIGNATURES


Continental certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


CONTINENTAL MINERALS CORPORATION


/s/ Jeffrey R. Mason

JEFFREY R. MASON
Director, Chief Financial Officer and Secretary



DATED:   May 20, 2003

                                 CERTIFICATIONS

I, Ronald W. Thiessen, certify that:

1. I have reviewed this annual report on Form 20-F of Continental Minerals Corporation (also herein "the Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c)  presented   in  this   annual   report  our   conclusions   about  the
          effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date:          May 20, 2003                               /s/ Ronald W. Thiessen
                                     -------------------------------------------
                                     Ronald W. Thiessen, Chief Executive Officer

                                 CERTIFICATIONS

I, Jeffrey R. Mason, certify that:

1. I have reviewed this annual report on Form 20-F of Continental Minerals Corporation (also herein "the Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

6. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

7. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

     (d) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (e) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (f)  presented   in  this   annual   report  our   conclusions   about  the
          effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

8. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

     (c) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

     (d) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date:          May 20, 2003                                 /s/ Jeffrey R. Mason
                                       -----------------------------------------
                                       Jeffrey R. Mason, Chief Financial Officer