Form 20-F
period 2003-12-31
CONTINENTAL MINERALS CORP
filed 2004-07-15
CIK 782879

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______

COMMISSION FILE NUMBER: 0-013978

CONTINENTAL MINERALS CORPORATION
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

     Suite 1020, 800 West Pender Street Vancouver, British Columbia, Canada, V6C 2V6
(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

26,145,352 Common Shares Without Par Value
12,483,916 Non Voting Redeemable Preferred Shares without par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒ Item 18 ☐

T A B L E O F C O N T E N T S

GENERAL

In this Annual Report on Form 20-F, all references to the "Company" or to "Continental" refer to Continental Minerals Corporation.

Continental uses the Canadian dollar as its reporting currency. All references in this document to "dollars" or "$" are expressed in Canadian dollars, unless otherwise indicated. See also Item 3 – "Key Information" for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of May 31, 2004 and all information included in this document should only be considered correct as of such date.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward looking statements include statements containing the words "believes," "anticipates," "intends," "expects", "estimates", "projects" and words of similar import, as well as all projections of future results. Such forward-looking statements involved known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Continental to be materially different from any future results, performance or achievements of Continental expressed or implied by such forward-looking statements. Such risks are discussed in Item 3D "Risk Factors." The statements contained in Item 4B "Business Overview", Item 5 "Operating and Financial Review and Prospects" and Item 11 "Quantitative and Qualitative Disclosures About Market Risk" are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Continental expressly disclaims any obligation or undertaking to provide an update or revision to any forward looking statement contained herein to reflect any change in Continental's expectations or any change in events, conditions or circumstances on any which any statement is based. You should carefully review the cautionary statements and risk factors contained in this and other documents that Continental files from time to time with the Securities and Exchange Commission.

GLOSSARY OF TERMS USED IN THIS ANNUAL REPORT ON FORM 20-F

Certain terms used herein are defined as follows:

Arc	A complex of volcanic and plutonic igneous rocks that originally formed along a deep structural zone in the ocean floor near to the edge of a continent.
Batholith	A large mass (greater than 100 square kilometres) of course grained plutonic igneous rock, formed at considerable depth but is now exposed at surface.
Diorite	A common coarse-grained igneous rock of intermediate composition.
Metamorphic aureole
Metamorphism is change in a rock and its mineral components due to temperature  and pressure conditions in the earth's crust, related to volcanic activity or mountain  building processes. The aureole is the area surrounding this activity in which the  rocks have been metamorphosed.

Mineral Symbols	Au – Gold; Cu – Copper; Pb – Lead; Ag – Silver; Zn – Zinc; Mo – Molybdenum.
Porphyry deposit	A type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.
Skarn deposit	A type of mineral deposit in which an accumulation of sulphides and alteration minerals occur in limestone and may be associated to an intrusive igneous rock.
Sulphide minerals	Pyrite and pyrrhotite (iron sulphides), chalcopyrite (copper sulphides), sphalerite (zinc sulphide), galena (lead sulphide), molybdenite (molybdenum sulphide).

PART 1

ITEM 1     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3     KEY INFORMATION

A.     Selected Financial Data

The following table presents selected financial data for Continental for the last five fiscal years ended December 31, 2003, 2002, 2001, 2000 and 1999. This information should be read in conjunction with the financial statements included elsewhere in this document.

Continental's annual financial statements have been audited by its current independent auditor, KPMG LLP, Chartered Accountants. The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). Note 9 to the annual financial statements provide descriptions of the principal differences between Canadian GAAP and United States Generally Accepted Accounting Principles ("US GAAP") as they relate to Continental and reconciliation to US GAAP of Continental's financial statements.

The selected financial data is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles ("GAAP") and US GAAP.

	As at December 31 (C$)
Balance Sheet Data	2003	2002	2001	2000	1999

Total assets (Cdn GAAP)	$2,980,415	$231,972	$283,967	$28,982,840	$28,958,338
Total assets (US GAAP)	2,980,415	231,972	283,967	15,767,719	15,796,848
Total liabilities	169,290	19,123	38,088	3,498,692	3,042,535
Share capital (1) (Cdn GAAP)	3,279,360	7,564,652	7,024,819	32,239,603	32,239,603
Share capital (1) (US GAAP)	10,408,299	7,564,652	7,024,819	32,289,603	32,239,603
Deficit (1) (Cdn GAAP)	(821,088)	(7,694,111)	(7,471,248)	(6,755,455)	(6,323,800)
Deficit (1) (US GAAP)	(8,292,336)	(7,694,111)	(7,471,248)	(19,970,576)	(19,485,290)
Net assets (Cdn GAAP)	2,811,126	212,850	245,880	25,484,148	25,915,803
Net assets (US GAAP)	2,811,126	212,850	245,880	12,269,027	12,754,313

(1)	Reflects a reorganization of common share capital and excludes unlisted preferred shares issued as part of the reorganization. See Note 7 to the attached financial statements for information about the preferred shares.

	As at December 31 (C$)

Period End Balances (as at)	2003	2002	2001	2000	1999
Working capital (deficiency)	$2,811,125	$212,849	$245,879	$(3,474,860)	$(3,014,139)
Plant and equipment, net	–	–	–	8,488	33,053
Mineral property interests	–	–	–	28,775,519	28,721,888
Shareholders' equity (deficit)	2,811,126	212,850	245,880	25,484,148	25,915,803
Weighted average number of
common shares outstanding	20,906,714	18,882,378	4,475,788	1,248,391	1,224,896

No cash or other dividends have been declared.

	To December 31 (C$)

Statement of Operations Data	2003	2002	2001	2000	1999
Investment and Other Income	$5,754	$2,389	$8,824	$13,696	$7,118
General and administrative
expenses (Cdn GAAP)	251,125	225,252	475,264	445,351	482,785
General and administrative
expense (US GAAP)	251,125	225,252	475,264	445,351	482,785
Exploration expenditure		–	55,130	99,283	235,023
Stock-based compensation	352,854
Write down of mineral property
interests		–	(249,353	–	–
Loss according to financial
statements (Cdn GAAP)	(598,225)	(222,863)	(715,793)	(431,655)	(475,667)
Loss according to financial	(598,225)	(222,863)	(715,793)	(485,286)	(710,690)

	To December 31 (C$)

Statement of Operations Data	2003	2002	2001	2000	1999
statements (US GAAP)
Loss from continuing operations
per Common Share	(0.03)	(0.01)	(0.16)	(0.35)	(0.39)
Loss per Common Share (US
GAAP) (2)	(0.03)	(0.01)	(0.16)	(0.39)	(0.58)

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

(2)

Under Canadian GAAP and US GAAP management incentive shares held in escrow, releasable over specified fine periods. As at December 31, 2003 there were 4,650,000 Continental common shares held in escrow. At May 31, 2004, there were 2,325,000 Continental common shares held in escrow.

Additionally, Statement of Financial Accounting Standards No.128: Earnings per Share ("SFAS 128") replaces the presentation of primary earnings per share ("EPS") with a presentation of both basic and diluted EPS for all entities with complex capital structures, including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock and is computed similarly to fully diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations. Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for further details, including note 9, which reconciles Canadian GAAP to US GAAP.

Currency and Exchange Rates

The following table sets out the exchange rates for one United States dollar ("US$"), expressed in terms of one Canadian dollar ("C$"), in effect at the end of the following periods calculated using the average of the exchange rates on the last day of each month in such periods.

US $1.00 Equals Year Ended December 31 (C$)
2003	2002	2001	2000	1999
1.4016	1.5702	1.5490	1.4852	1.4858

The following table sets out the highest and lowest exchange rates for one United States dollar, expressed in terms of one Canadian dollar, for each month during the previous six months.

US $1.00 Equals	High (C$)	Low (C$)
May 2004	1.4063	1.3555
April 2004	1.3795	1.3037
March 2004	1.3570	1.3056
February 2004	1.3512	1.3069
January 2004	1.3360	1.2683
December 2003	1.3420	1.2839

The noon rate of exchange on May 31, 2004 for the conversion of Canadian dollars into United States dollars was US$ 1.00 = C$ 1.3634.

Exchange rates are based upon the noon buying rate in foreign currencies as certified by the Bank of Canada.

B.     Capitalization and Indebtedness

Not applicable.

C.     Reasons for the Offer and Use of Proceeds

Not applicable.

D.     Risk Factors

The Company faces risks in executing its business plan and achieving revenues. The following risks are material risks that the Company faces. The Company also faces the risks identified elsewhere in this Annual Report on Form 20-F, including those risks identified under Item 4 – Information on the Company and Item 5 – Operating and Financial Review and Prospects, and in other filings that the Company makes with the Securities and Exchange Commission. If any of these risks occur, the Company's business and its operating results and financial condition could be seriously harmed and the Company may not be able to continue business operations as a going concern.

No Ore.

The Xietongmen Project, the prospect that the Company is seeking to acquire rights to earn-in to, is in the exploration stage as opposed to the development stage and has no known body of economic mineralization. There is currently no significant plant or equipment located at the Xietongmen Project. The known mineralization at the Xietongmen Project has not been determined to be economic ore. Although the Company believes that exploration data available is encouraging, there can be no assurance that a commercially mineable ore body exists on the Company's property. There is no certainty that any expenditure made for the exploration of the Company's mineral property will result in discoveries of commercially recoverable quantities of ore. Such assurance will require completion of a final comprehensive feasibility study, and possibly further associated exploration and other work that concludes that a potential mine is likely to be economic. In order to carry out exploration and development programs of any economic ore body and to place it into commercial production, the Company must raise substantial additional funding.

Approval by the People's Republic of China is required for the earn-in agreement. There can be no assurance that definitive agreement will be reached, nor that approval from the PRC government will be received.

Additional Funding Requirements.

Continental's operations consist, almost exclusively, of cash consuming activities given that its main mineral projects are in the exploration stage. Continental will expend over $2 million per year and also in excess of $200,000 in general and administrative expenses for the foreseeable future and will draw down on its working capital or require new equity financing in order to fund these continuing operations. Failing that, it may cease to be economically viable.

Dependence on Management.

The success of the activities of Continental is dependent, to a significant extent, on the efforts and abilities of its management. Investors must be willing to rely, to a significant extent, on their discretion and judgment. Continental does not maintain key employee insurance on any of its employees.

Continental Has No History of Earnings and No Foreseeable Earnings.

Continental and its predecessor companies have a 41-year history of losses and there can be no assurance that Continental will ever be profitable. Continental has paid no dividends on its shares since incorporation and does not anticipate paying dividends in the foreseeable future.

Foreign Jurisdiction.

Continental's proposed mineral property is located in China and operating in a foreign country, particularly China, usually involves greater uncertainties relating to political and economic matters.

Going Concern Assumption.

Continental's consolidated financial statements have been prepared assuming Continental will continue on a going-concern basis. Although Continental had working capital of approximately $2.8 million at December 31, 2003, the costs required to maintain Continental's administrative costs and to complete the acquisition and exploration of the Xietongmen Project will be significantly in excess of this amount. Accordingly, unless additional funding is obtained, this assumption will have to change and Continental's assets may have to be written down to asset prices realizable in insolvency or distress circumstances.

General Mining Risks.

Factors beyond the control of Continental will affect the marketability of any substances discovered from any resource properties Continental may acquire. Metal prices, in particular gold and copper prices, have fluctuated widely in recent years. Government regulations relating to price, royalties, allowable production and importing and exporting of minerals can adversely affect Continental. There can be no certainty that Continental will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and operations at any projects it may acquire and environmental concerns about mining, in general, continue to be a significant challenge for Continental as they are for all mining companies.

Continental's Share Price has Historically been Volatile.

The market price of a publicly traded stock, especially a junior resource issuer like Continental, is affected by many variables not directly related to the exploration success of Continental, including the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSX Venture Exchange ("TSX Venture") and OTC Bulletin Board ("OTC-BB") suggests Continental's shares will continue to be volatile. Continental shares have ranged between approximately C$0.18 and over C$2.25 on the TSX Venture in the last 3 years.

Continental's Directors and Officers are Part-Time and Serve as Directors and Officers of Other Companies.

Some of the Continental's directors and officers are engaged, and will continue to be engaged, in the search for additional business opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with Continental. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia). In order to avoid the possible conflict of interest which may arise between the directors' duties to Continental and their duties to the other companies on whose boards they serve, the directors and officers of Continental have agreed that participation in other business ventures offered to the directors will be allocated between the various companies and on the basis of prudent business judgement and the relative financial abilities and needs of the companies to participate; no commissions or other extraordinary consideration will be paid to such directors and officers; and business opportunities formulated by or through the other companies in which the directors and officers are involved will not be offered to Continental except on the same or better terms as the basis on which they are offered to third party participants.

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

Shares of Continental may be Affected Adversely by Penny Stock Rules.

Continental's stock may be subject to U.S. "Penny Stock" rules, which may make the stock more difficult to trade on the open market. Continental's common shares have traded on the TSX Venture Exchange (formerly the Canadian Venture Exchange and successor to the Vancouver Stock Exchange) since 1960s (symbol-KMK). From 1986 to 1992, Continental's shares traded on the National Association of Securities Dealers automated Quotation System (NASDAQ) but were delisted for failure to meet financial requirements. Continental's shares resumed trading on NASDAQ on July 26, 1996 and continued until December 1, 1998 when, due to a change in NASDAQ's listing requirements, Continental's shares ceased trading on NASDAQ and commenced trading on the Over-the-Counter Bulletin Board (symbol KMKCF). For further details on the market performance of Continental's common stock, see "Item 5 Nature of Trading Market." Although Continental's common stock trades on the TSX Venture Exchange or "TSX Venture", Continental's stock may be subject to U.S. "penny stock" rules. A "penny stock" is defined by regulations of the U.S. Securities and Exchange Commission ("SEC") as an equity security with a market price of less than US$5.00 per share. However, an equity security with a market price under US$5.00 will not be considered a penny stock if it fits within any of the following exceptions:

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

Significant Potential Equity Dilution.

Continental has 3.5 million warrants convertible into one common share at $0.10 expiring on June 5, 2004 and 5 million warrants convertible into one common share at $0.50 expiring December 31, 2005, which will likely act as an upside damper on the trading range of Continental's shares. The unrestricted resale of outstanding shares in Canada from the exercise of dilutive securities may have a depressing effect on the market for Continental's shares. Dilutive securities at May 31, 2004 represent approximately 49% of Continental's currently issued shares.

ITEM 4     INFORMATION ON THE COMPANY

SUMMARY

A.     History and Development of the Company

Continental Minerals Corporation ("Continental" or the "Company") was incorporated in British Columbia, Canada on February 7, 1962.

Head Office

Continental's head office is located at Suite 1020, 800 West Pender Street, Vancouver, British Columbia V6C 2V6. Its telephone number is (604) 684-6365. Continental's registered office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia V6E 3P3.

Corporation Organization

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

Business Development

The principal business events in Continental's 41-year history are (most important and recent matters first):

(i)
In February 2004, subsequent to the year-end, the Company announced it had acquired the right to earn a 60% interest in China NetTV Holdings Inc.'s Xietongmen Gold- Copper Property in Tibet in the People's Republic of China ("PRC").

(ii)	the reorganization of Continental and the disposition of Continental's principal asset, the Harmony Gold Project, to Taseko Mines Limited (See Item 4(B)); and

(iii)	its prior acquisition and exploration of the Harmony Project in the 1970s and 1980s.

1.     Proposed Acquisition of Option Interest in Xietongmen Property

In February 2004, Continental entered into an option agreement (the "Property Option Agreement") with China NetTV Holdings Inc. ("China NetTV") whereby Continental acquired the right to earn a 60% interest in China NetTV's Xietongmen gold-copper property ("the Property") in Tibet, PRC. Under the terms of the Property Option Agreement, if Continental is to complete the option it must pay China NetTV a total of US$2,000,000 and incur expenditures totaling US$5,000,000 over a 24 month period in order to earn a 50% interest in the Property. A copy of this agreement is attached as an exhibit to this Form 20-F, although readers are cautioned that it is being re-negotiated as of this filing date. The agreement also provides that Continental will have the right to acquire a further 10% interest in the Property by incurring a further US$3,000,000 of expenditures over three years, after completion of the initial US$5 million exploration program Upon Continental earning its interest, Continental and China NetTV are to pursue development of the Property on a joint venture basis.

Further information on the Xietongmen Property and Continental's plan of operation for exploration of the Xietongmen Property is presented in Items 4C and 4D of this Form 20-F.

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

(d)
Continental settled payables owed to Hunter Dickinson Inc., a related company, in the amount of $1,892,309 for 15.5 million Continental Shares, a majority of which have been optioned to and are therefore under the control of the directors of Continental and their associates;

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

(g)	Taseko exchanged its 5% net profits interest in the Harmony Project, valued at $600,000 for a 1% working interest in Taseko's Prosperity Project, also valued at $600,000.

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

Continental Redeemable Shares

On the closing date of the reorganization, for each ten common shares held, each Continental shareholder received one Continental common share and ten redeemable Continental Preferred Shares (a "Redeemable Share"). The Redeemable Shares are non-voting and non-dividend bearing and are redeemable by Continental in certain events, such as the occurrence of a Harmony Project value realization event ("HP Realization Event"), at which time Gibraltar becomes obliged to redeem the Gibraltar Preferred Shares for Taseko shares. Continental will not redeem the Redeemable Shares prior to the date that the Gibraltar Preferred Shares are redeemable for Taseko shares. Redeemable Shares will have a CUSIP identification number separate from Continental Shares. Continental will redeem the Redeemable Shares for the number of Taseko shares received by Continental on redemption of the Gibraltar Preferred Shares, less such number of them necessary for Continental to be able to pay any tax payable by Continental as a result of the distribution of Taseko shares to holders of Redeemable Shares, prior to distributing the remainder of them pro rata to holders of Redeemable Shares. After such distribution, the holders of Redeemable Shares shall not be entitled to any further distributions of Continental assets and the Redeemable Shares will be cancelled.

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

(b)	redeem or purchase or make any capital distribution in respect of Continental Shares or any other shares ranking junior to the Redeemable Shares.

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

Capital Expenditures and Divestitures

Continental's principal capital expenditures and material divestitures since the beginning of Continental's last three financial years are as follows:

		Amounts	Amounts
		Deferred	expensed as
		(capitalized	exploration	Amounts
		or invested)	expenses	written off
Xietongmen	2004 to March 31	–	90,041	–

Harmony	2003	$ –	$ –	$ –
	2002	–	–	–
	2001	–	19,353	249,353

B.     Business Overview

The Company's principal business activity is the acquisition and exploration of mineral properties.

In 2003, the Company focused its efforts on acquiring a new mineral exploration project. As of December 31, 2003, the Company did not hold a mineral property interest, other than its indirect mineral property interest through its preferred share investment in Gibraltar. In February 2004, Continental entered into an agreement to acquire the right to earn in to the Xietongmen Project in

PRC, although this agreement is currently being re-negotiated with a view to preserving its original economic terms in a new structure.

A two-phase exploration program is proposed in a technical report "Summary Report on the Xietongmen gold-copper deposit, Xietongmen property, South-Central Xizang Zizhiqu Province (Tibet), People's Republic of China" by C.M. Rebagliati, P.Eng., and dated February 16, 2004. The first phase would comprise geological and geophysical surveys, plus 10,000 metres of drilling, at an estimated cost of US$3,000,000 (C$4,200,000). Pursuant to property expenditure requirements of the February 2004 interim option agreement with China NetTV, it is planned that this work be carried out in the twelve months following the date the agreement is accepted by the TSX Venture Exchange. Also pursuant to that agreement, staged cash payments of US$1.25 million are due over the same time period.

To maintain the prospecting license, payment of an Annual Fee of approximately C$20 per km² is required. For the Xietongmen property, the cost is C$258 per year. Prospecting work also needs to be done. Expenditures of C$80,000 to C$100,000 per year are required to keep the Xietongmen property in good standing. The proposed program would more than meet this requirement. China NetTV has advised the Company that permits for surface and underground exploration surveys and drilling are in place.

At May 31, 2004, the Company had working capital of $2.4 million. In order to facilitate Continental in having sufficient funds to complete the proposed program, a group of insiders and significant shareholders agreed to guarantee the placement of $3.4 million of Continental equity securities by July 2004.

Continental received TSX Venture Exchange acceptance of the basic transaction terms on May 6, 2004 and negotiations are ongoing with China NetTV and its subsidiary, Hong Lu Investment Holdings Inc., the registered property owner, with a view to reaching a definitive joint venture agreement that can be submitted to the appropriate PRC regulatory authorities for approval.

Geologists and support personnel, engaged by Continental for the Xietongmen Project, began work at site in May 2004. Over several weeks, additional prospecting and surface geological work was carried out to finalize sites for a diamond drilling program that was planned to begin in June.

On May 27, 2004, Continental announced that negotiations and PRC government approvals would take longer than originally estimated. As a result, Continental has postponed commencement of diamond drilling. Continental will announce a new drilling date upon receiving preliminary approval of the joint venture agreement from the local PRC authorities in Tibet. This delay may affect the size and scope of the program completed in 2004.

The continuing operations of the Company are dependent on the Company acquiring a mineral property interest, raising sufficient funds to finance its exploration activities, identifying a commercial ore body, developing such ore body and upon the future profitable production or proceeds from the disposition of the mineral property interest.

Continental will continue to endeavor to raise capital through equity financings if it is able to but there is no assurance that funding will be sourced or will be available to Continental on terms it is prepared to accept.

C.     Organizational Structure

Continental is based in British Columbia, Canada. Continental operates directly and has no material subsidiaries.

D.     Property, Plants and Equipment

Continental does not have any plan or equipment. Continental's sole property interest is its option to acquire an interest in the Xietongmen Property, as described below.

Xietongmen Property

Property Option Agreement

Pursuant to an interim Option Agreement dated February 5, 2004 the Company acquired an option from China NetTV, an arms-length public company, whereby Continental has the right to earn a 60% interest in the Xietongmen Gold-Copper Property (the "Property") in Tibet owned by a subsidiary of China NetTV, Hong Lu Investment Holdings Inc. ("Hong Lu"). This agreement is now being re-negotiated with a view to preserving the economic terms in a new legal structure

Under the terms of the Property Option Agreement, Continental was to pay China NetTV a total of US$2,000,000 and incur expenditures totaling US$5,000,000 over a 24-month period in order to earn a 50% interest in the Property. Continental also has the right to acquire a further 10% interest in the Property by incurring a further US$3,000,000 of expenditures. Upon Continental earning its interest, Continental and China NetTV/Hong Lu will continue exploration and development of the Property on a joint venture basis under a joint venture established under Chinese law.

The following information is derived from a technical report "Summary Report on the Xietongmen gold-copper deposit, Xietongmen property, South-Central Xizang Zizhiqu Province (Tibet), People's Republic of China" by C.M. Rebagliati, P.Eng., and dated February 16, 2004. Mr Rebagliati has a financial interest in Continental.

Location, Access, Topography and Climate

The Xietongmen property is located at latitude 29 degrees 22.5 Œ N and Longitude 88 degrees 25.5 Œ E and approximately 260 km southwest of Lhasa, the provincial capital of Tibet in the People's Republic of China. The property lies a few kilometers north of the Brahmaputra River and south of the eastern Gangdese Mountains. Topography is moderate and the principal area of interest is at an altitude of approximately 4,200 m.

Figure 1     Location of Xietongmen Property

A highway and a hydroelectric transmission line pass near the southern boundary of the property. Fresh water can be obtained year round from the large Brahmaputra River, and is seasonally available from local streams.

From the paved highway from Lhasa to Rikeze, a good gravel road extends westward for a distance of approximately 70 km from Rikeze along the north side of the broad Brahmaputra River valley and traverses close to the southern edge of the property. The last segment is currently under reconstruction with paving scheduled for mid 2004.

The small village of Rongma, situated approximately two km southeast of the property, is a source of local laborers. Fuel, food, lodging and office facilities are available in Rikese. Other supplies, including heavy equipment, equipment operators and vehicles are readily available in Lhasa, which is also serviced by scheduled jet aircraft and paved highways.

The property has a high altitude, semi-arid climate with rainfall occurring from June to September and minimal to no precipitation from October to May. During a property visit in December, night temperatures were -5 degrees to -15 degrees C and day temperatures were +5 degrees to +15 degrees C. The ground was free of snow below an elevation of 5,000 m. At higher elevations, snow was present but only as thin cornices on the north sides of ridges. Exploration activities can be conducted year round with the exception of a few days during the rainy season and after occasional snow falls when drifting may occur.

Property Holdings

Mineral title is acquired by application to the Chinese government in a procedure that is the equivalent to map staking. The Prospecting License number for the 1,290-hectare Xietongmen property is 5400000320470. It was registered and issued by Tibet Geological Exploration Bureau, Ministry of Land and Resources, P.R.C. The expiry date is June 15, 2005 and it is extendable. To maintain the license, payment of an Annual Fee of about C$20 per km² is required. For the Xietongmen property, the cost is C$258 per year. Prospecting work also needs to be done. Expenditures of C$80,000 to C$100,000 per year are required to keep the Xietongmen property in good standing.

To mine, surface rights need to be purchased as well as a land use license with an annual fee. Prospecting license holders have a 'privileged priority' or 'priority right' to obtain the mining license to mineral resources within the exploration area. The applicant must meet the conditions and requirements set out in the law in respect to such things as adequate funding, technical qualifications, mining plans and environmental impact statements.

Exploration History

Geochemical and geological surveys by the Tibet Geological Exploration Bureau ("TGEB") during 1989-1990, followed by pitting and underground sampling (Adit PD 04), established the presence of disseminated and vein hosted gold-copper mineralization in a deposit of unknown dimensions. Honglu Investment Holdings Inc. ("Honglu") acquired the property in 2002 and in 2003, extended Adit PD 04 to about 200 m in length, and conducted diamond drilling in two holes, ZK0301 and ZK0701, totaling approximately 700 m. China NetTV acquired its interest through its association with Honglu. This work further substantiated the presence of a gold-copper deposit in which mineralization is consistently present over substantial vertical and horizontal distances.

Geological and geochemical surveys over the southeastern portion of the alteration zone identified open-ended, coincident 1,500 m-long gold and copper anomalies. Limited diamond drilling and underground exploration workings tested the anomaly and returned long intervals of continuous, strong gold-copper mineralization as summarized below.

Significant Drill Hole and Adit Assay Interval

Type	Drill Hole /Adit		From (metres)	To (metres)	Intercept (metres)	Au g/t	Cu %	CuEQ[1]%
DDH	ZK0301		34.64	269.21	234.57	0.58	0.47	0.84
DDH	ZK0301	Incl.	64.69	180.28	115.59	0.68	0.57	1.01
DDH	ZK0701		25.40	231.90	206.50	1.43	0.68	1.59

DDH	ZK0701	Incl.	25.40	118.05	92.65	1.96	1.02	2.27
Adit	PD01		0.00	58.00	58.00	0.44	0.32	0.60
CX	PD01-YM2		0.00	44.00	44.00	0.61	0.94	1.33
Adit	PD04		74.00	187.00	113.00	0.50	0.56	0.88
CX	PD04-YM2		0.00	24.00	24.00	0.71	0.50	0.96
CX	PD04-YM3		0.00	55.00	55.00	1.03	0.59	1.25
CX	PD04-YM3A		0.00	29.00	29.00	0.75	0.52	1.00
CX	PD04-YM4		0.00	76.20	76.20	1.91	1.23	2.45
CX	PD04-YM4	Incl.	32.00	52.00	20.00	4.01	1.87	4.43

Assay results for the drill holes were analyzed by ALS Chemex of Vancouver, BC and assay results for channel samples for the adits and related cross-cuts were analyzed by CLTB Labs of Lhasa, Tibet. 1Copper equivalent calculations use metal prices of US$0.80/lb for copper and US$350/oz for gold. Adjustment factors to account for differences in relative metallurgical recoveries will depend upon the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 11.25/17.64) DDH = Diamond drill hole CX = Crosscut

Mr. Rebagliati concluded in his technical report that these assay results are highly significant and indicate that a potentially important new porphyry-like gold-copper deposit has been discovered. Most of the known extent of the prospective alteration zone has not been surveyed nor has the full length of the alteration zone been defined.

Geology

The Xietongmen property is situated within the Gangdese Arc, an east-west trending Cretaceous to Tertiary continental plutonic-volcanic complex. A four km-long zone of altered intermediate volcanic and related intrusive rocks, adjacent to an altered diorite porphyry stock, host widespread disseminated and veinlet-hosted, porphyry-like gold and copper mineralization. The well-mineralized zone is overprinted by a contact metamorphic aureole associated with the southern contact of the Gangdese batholith (a large body of coarse grained igneous rocks).

Mineralization on the Xietongmen property is spatially associated with a 150 m to 500 m wide, northwest trending, gossanous (iron oxide stained) alteration zone that has been traced by geochemical surveys, geological mapping and test pit excavation over a 1,500 m length and for an additional approximately three km by prospecting (Figure 2). Sulphide minerals, hosted by metamorphosed intermediate volcanic rocks (dacite tuffs, flows) and/or dykes, occur predominantly as disseminated grains in the rock groundmass and in quartz veinlets that range up to 20 mm in thickness.

Figure 2     Geology and Mineralization, Xietongmen Property

Mineralization has been traced through an exploration adit with several crosscuts, and two diamond drill holes, establishing good horizontal and vertical continuity over a volume of approximately 200 m by 250 m by 300 m. The extent of the mineralization remains open in all directions. The mineralized alteration zone widens to the southeast where it becomes covered by shallow, laterally extensive alluvium.

Sulphide mineralization within the zone averages about 5% and range up to 15% by volume. In order of relative abundance, the sulphides present are pyrite and pyrrhotite (iron sulphides), chalcopyrite (copper sulphide), sphalerite (zinc sulphide), with minor galena (lead sulphide) and traces of molybdenite (molybdenum sulphide). Silver, zinc and lead concentrations are relatively high for a porphyry-type deposit and have the potential to add substantial byproduct credits. Multi-element ICP geochemical analyses indicate very low arsenic, antimony, mercury and bismuth concentrations.

The proximity to the Gangdese batholith and diorite porphyry stock (smaller body of igneous rocks), and the broad extent and form of the gold-copper mineralization leads the writer to interpret the Xietongmen deposit as an atypical porphyry gold-copper deposit. The deposit also has minor gold-copper-zinc skarn-like features that have been overprinted by metamorphic minerals developed from the intrusion of the Gangdese batholith.

Property Examination and Recommended Program

In December 2003, Continental reviewed exploration data from geological, geochemical and geophysical surveys and adit and drill core sampling to assess the potential of the Xietongmen property to host an economic gold-copper deposit. During a property visit on December 17, 2003, surface outcrop in the vicinity of Adit PD 04 and the full extent of Adit PD 04 was examined. Adit PD 01 was inaccessible. Diamond drill cores from the two holes drilled into the mineralized zone were examined on December 18 and 19, 2003. Samples were collected from Adit PD 04 and from both drill holes to verify the presence of copper and gold mineralization in concentrations within the range reported by China NetTV/Honglu.

Sampling and Analytical Procedures

Continental Minerals Corporation has conducted only limited sampling on the property. Nine drill core samples and five adit chip samples, taken by the writer, were shipped to Acme Laboratories, Vancouver, BC for analyses. Pulps from 323 drill core samples taken by Honglu were sent to ALS Chemex Laboratory in North Vancouver, B. C. for analyses.

Fourteen samples taken by KMK were shipped to IGGE-LAB, Heibei China for drying and crushing. They were air freighted to Acme Analytical Laboratories, Vancouver BC for pulverization and analysis. All samples were subjected to multi-element analysis for 36 elements by Aqua Regia (AR) digestion, Inductively Coupled Plasma Atomic Mass Spectroscopy (ICP-MS) finish. The samples were also assayed for Cu and Zn by four acid (total) digest with analysis by ICP. Gold analysis was performed on the samples by 30 g Fire Assay Fusion (FA) with lead as a collector with an ICP finish.

A total of 322 samples were analyzed in two batches by the ALS Chemex laboratory in North Vancouver BC. The first batch of samples from drill hole ZK0301 was submitted as prepared pulps by Honglu Investment Holdings Inc. These samples were analyzed for Cu by Four Acid (total) digestion with an Atomic Absorption Spectroscopy (AAS) finish and for Au by 30 g FA with an AAS finish. The pulps from this batch were re-analyzed for Ag, Cu, Pb and Zn by AR digestion AAS finish and for 34 elements by AR digestion ICP-AES. The second batch of samples from drill hole ZK0701 was submitted as pulps. These pulps were re-pulverized to meet the specifications of 85% <75 microns in size. The samples were assayed for Cu by four acid (total) digestion AAS finish (code Cu-AA62), for 34 elements by AR ICP-AES, for Au by 30 g FA with AAS finish and for Zn by four acid (total) digestion AAS. In addition, two samples were assayed for Ag by AR four acid digestion with an AAS finish.

Samples were collected from adit PD 04 and from diamond drill holes ZK0301 and ZK0701 to verify the presence of gold and copper in concentrations in the range reported by the vendor. The adit and crosscut samples collected by Honglu were consecutive 2 m long channel samples cut from the base of the adit wall. In contrast, the writer's samples were chip samples collected at approximately 10-20 cm intervals, about 1.3 m above the floor of the adit over the stated length of the sample interval. Although the weighted average grade of the Honglu samples varies considerably from those taken by Continental, grades from the two sample sets are within an acceptable grade range when the different sampling methods are taken into consideration.

Assay results from nine ½ core samples that correspond to the writer's nine due diligence ¼ core samples that were processed and assayed in laboratories chosen by the writer and are independent from those used by Honglu and the TGEB were compared. Results are mutually confirmatory within a level of variance considered acceptable for gold and copper assays.

Plan of Operation - Exploration in 2004

In the area of the drill holes and adits, the large four kilometer long Xietongmen zone contains broad intervals containing substantial concentrations of disseminated and veinlet hosted gold and copper-bearing sulphide minerals, particularly chalcopyrite. This style of gold and copper mineralization is porphyry-like. The proximity of the mineralization to an altered diorite porphyry stock further supports the concept that the Xietongmen deposit is a porphyry gold-copper deposit. Some atypical aspects of the deposit have resulted from overprinting by metamorphism in areas adjacent to the Gangdese batholith.

The long continuous intervals of gold and copper mineralization and the robust grades encountered in the drill holes ZK0301, ZK0701 and adit PD 04 (235 m @ 0.58 g/t Au and 0.47 % Cu, 207 m @ 1.43 g/t Au and 0.68 % Cu and 113 m @ 0.50 g/t Au and 0.56 % Cu respectively) compare well with the grade of many producing porphyry deposits. Mineralization in the area drilled is open in all directions and the full extent of the host alteration zone remains to be determined and explored.

The grade and continuity of mineralization discovered at Xietongmen demonstrates that the property has excellent potential to host a large porphyry-like gold-copper deposit that is amenable to open pit mining. Due to these factors, the property warrants the recommended exploration program. An exploration program involving geological, geochemical and geophysical surveys and diamond drilling program is warranted.

The proposed first phase comprises geological and geophysical surveys, plus 10,000 metres of drilling, at an estimated cost of US$3,000,000 (approximately C$4,200,000). The details of the costs for the Phase I program are:

Technical and Support Wages and Supervision	US$ 399,000
Meals and Accommodation	48,000
Travel	50,000
Vehicle Rental	23,000
Computer and Survey Equipment	30,000
Bulldozer and Excavator Rental	160,000
Geochemical and Geophysical Surveys	210,000
Diamond Drilling (10,000 m, all inclusive)	1,968,000
Assays and Sample Preparation	112,000
TOTAL PHASE 1	US$ 3,000,000

Contingent on the results of Phase I, a second phase would include 22,000 metres of diamond drilling, with requisite field support activities and technical services, at an estimated cost of US$5,000,000 (approximately C$7,000,000). This phase would likely be carried out in subsequent years.

ITEM 5     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Continental is exploration stage company engaged in the exploration of the Xietongmen property. Continental does not have any properties in the development or production stages. Accordingly, Continental does not achieve revenues from its operations.

Continental's plan of operations is to complete the negotiations to supersede the February 5, 2004 Option and, if successful, to explore the Xietongmen property by drilling, mapping and other activities, as described in detail under Item 4.B of this Annual Report on Form 20-F. Continental's accounting policy is to expense expenses incurred in connection with the development of mineral properties. Accordingly, Continental's operating expenses are expected to increase during the current fiscal year as the plan of operations involving exploration on the Xietongmen property is carried out. (See Item 7.)

Continental presently has sufficient financial resources to complete Phase I of its plan of operations. However, the full cost of completing all phases of the exploration program, which forms part of the plan of operations, is in excess of the Company's current capital resources.

In order to facilitate Continental in having sufficient funds to complete the proposed program, a group of insiders and significant shareholders agreed to guarantee the placement of $3.4 million of Continental equity securities by July 2004.

In October 2001, the Company's common shareholders approved a reorganization of share capital, which included a share consolidation on a ten old for one new basis (note 8(b)) and a name change from Misty Mountain Gold Limited.

Continental's consolidated financial statements have been prepared using accounting principles applicable to a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Continental's financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

CRITICAL ACCOUNTING POLICIES

Mineral property interests

Exploration expenses incurred prior to the determination of the feasibility of mining operations and periodic option payments are expensed as incurred.

Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair market value of common shares issued for mineral property interests, based on the trading price of the shares, pursuant to the terms of the agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment in value is determined to have occurred. Administrative expenditures are expensed in the period incurred.

Stock-based compensation

The Company has a share purchase option plan, which is described in note 5(d). Effective January 1, 2002, the Company adopted the recommendations of the CICA's Handbook section 3870 entitled, "Stock-based Compensation and Other Stock-based Payments". Under the new standard, stock-based payments to non-employees, and employee awards that are direct awards of shares, or call for settlement in cash or other assets, or are share appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value based method and the related compensation expense is included in operations, with an offset to contributed surplus. No compensation costs are required to be recorded for all other stock-based employee compensation awards; however the Company is permitted to, and has elected to, account for these records using the fair value based method and include these costs in operations.

Consideration paid by employees on the exercise of share purchase options is recorded as share capital.

Prior to adoption of the new recommendations, no compensation expense was recorded for the Company's share purchase option plan when options were granted. Any consideration paid by those exercising share purchase options was credited to share capital upon receipt.

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

CRITICAL ACCOUNTING ESTIMATES

The Company's accounting policies are presented in note 2 of the accompanying financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

  the estimation of mineral resources and reserves,
  the carrying values of property, plant and equipment,
  restoration costs following completion of the mining activities, and the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, could materially effect the results of operation.

Mineral resources and reserves, and the carrying values of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined, which in turn could have a material effect on the carrying value of property, plant and equipment.

Site restoration costs

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and on applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

OPERATING RESULTS

Fiscal 2003 Compared with Fiscal 2002

The net loss for the year increased to $598,225 from $222,863 in the previous year (2001 – loss of $715,793), primarily as a result of the new mandated accounting rules for stock-based compensation. Stock-based compensation totalled $352,854 for the 2003 fiscal year, from $nil in 2002.

Salaries, office and administration increased to $164,928 from $74,055 in the previous year (2001 - $170,509), as a result of increased activity by senior management in securing a financing and a project, and related travel, as well as substantially increased industry-wide insurance premiums.

Interest income increased from the previous year, as a result of higher cash balances on hand.

Legal, accounting and audit decreased to $25,478 from $49,046 in the previous year (2001 - $111,738), as a result of changes in personnel causing more work to be done in-house.

Shareholder communications decreased to $14,701 from $33,559 in the previous year (2001 - $50,027), primarily as a result of decreased travel in the current year to meet with foreign investors.

There were no exploration costs or property investigation costs in fiscal 2003. There were no write downs of mineral property interests during the year.

Hunter Dickinson Inc. ("HDI") carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of, the Company (see Item 7). The Company reimburses HDI on a full cost-recovery basis. Costs for services rendered by HDI to the Company in the fourth quarter of fiscal 2003 were $13,751, as compared to $27,529 in the previous quarter, and compared to $61,299 in the fourth quarter of fiscal 2002.

Fiscal 2002 Compared with Fiscal 2001

Continental lost $222,863 in 2002 as compared to a loss of $715,793 in fiscal 2001. Expenses decreased in fiscal 2002 to $222,863 from $466,440 in fiscal 2001 due to the reduced activities in the Company.

Expenditures for office and administration (2002 - $74,055; 2001 – $170,509); legal accounting and audit (2002 - $49,046; 2001 - $111,738); and shareholder communication (2002 - $33,559; 2001 - $50,027) were much lower in 2002 than in the previous year when costs for property maintenance and activities associated with the transaction with Taseko were incurred. Trust and filing fees (2002 - $47,527; 2001 – $31,979) were higher due to costs associated with the corporate reorganization.

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

Fiscal 2003 Compared with Fiscal 2002

In March 2003 the Company completed a private placement consisting of 367,000 units at a price of $0.75 per unit. Each unit was comprised of one common share and one half of a share purchase warrant exercisable at $0.85 per common share until July 5, 2004.

In December 2003 the Company completed a private placement consisting of 5,000,000 units at a price of $0.50 per unit. Each unit was comprised of one common share and one share purchase warrant exercisable at $0.50 per common share until December 31, 2005.

At December 31, 2003, the Company had working capital of approximately $2.8 million, as compared to $341,147 at the end of the previous quarter. The increase was due primarily to the private placement financing in December 2003.

At December 31, 2003, the Company had 26,145,352 common shares outstanding. The Company had no commitments for capital expenditures at December 31, 2003.

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

Financial Instruments

Continental financed its activities from 1998 through 2003 primarily through the issuance of equity shares through private and public distributions. Certain of these financings were structured to provide a Canadian income tax incentive to make the securities more attractive. The Income Tax Act (Canada) provides certain incentives to encourage exploration on Canadian resource properties including the deductibility of a defined class of "Canadian Exploration Expenses" and "Canadian Development Expenses" which provide deductible pools of resource expenditures deductible against other sources of income.

Continental keeps its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals. Funds that are excess to Continental's current needs are invested in government of Canada or like debt obligations and other short term near cash investments pending the need for the funds.

Continental does not have any material commitments for capital expenditures and accordingly can remain relatively flexible in gearing its activities to the availability of funds. As of the fiscal 2003 year end, Continental estimates that the cost of maintaining its corporate administrative activities at approximately $25,000 per month. Accordingly, Continental's management estimate that a minimum of $300,000 will be needed to maintain its corporate status and assets over the ensuing one-year period. Continental had a working capital, at December 31, 2003, of $2.8 million, which is sufficient to fund the next year's administration cost and evaluation of exploration projects for potential acquisition.

C.     Research Expenditures

Continental is a resource expenditure based corporation and, accordingly, does not have a program of intellectual property development or patenting or licensing issues. Continental did not incur any research or development expenditures in the last three fiscal years.

D.     Trend Information

As a natural resource exploration company, Continental's activities are somewhat cyclical as metals prices have traditionally been cyclical in nature.

Gold prices improved significantly in 2003, averaging about US$364/oz for the year. The upward trend continued in the first quarter of 2004. Since that time the gold price has fluctuated and has averaged approximately US$402/oz in the year to date. Copper prices have generally increased, averaging US$0.81/lb in 2003 and approximately US$1.26/lb in the first five months of 2004.

Continental signed an option agreement in February 2004, acquiring the right to earn an interest in the Xietongmen property in the PRC, which is under re-negotiation. As a result, expenditures are expected to increase in 2004 carries out its proposed exploration program on the property and meets other obligations under the agreement.

Operating expenditures are anticipated to increase over the next year as the exploration program is undertaken.

E.     Off-Balance Sheet Arrangements

In October 2001, the Company completed an arrangement agreement with Taseko Mines Limited ("Taseko") and its subsidiary Gibraltar Mines Ltd. ("Gibraltar"), which are British Columbia companies with certain management and directors in common with the Company. Under the terms of the arrangement agreement, among other things, the Company (a) transferred its interest in the Harmony Gold Property to Gibraltar for $2.23 million cash and 12,483,916 series A non-voting redeemable preferred shares in the capital of Gibraltar into common shares of Taseko, and (b) reorganized its share capital so that each common shareholder of the Company received in exchange for each ten common shares, one new common share of the Company plus ten non-voting, redeemable preferred shares of the Company. This is more fully described in note 8 of the accompanying financial statements and in Item 4.

Gibraltar is obligated to redeem the series A preferred shares under certain conditions, notably the sale of all or substantially all (80%) of the Harmony Gold Property (excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar's interest in the Harmony Gold Property), or upon the commencement of commercial production at the Harmony Gold Property (an "HP Realization Event"). Upon the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares ("Taseko Shares") equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. At March 31, 2004, the conversion rate was $4.14 per Taseko Share. This is more fully described in note 3 of the accompanying financial statements.

Continental does not have any other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

As used in this Item 5.E the term off-balance sheet arrangement means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the Company is a party, under which the Company has:

(a)
Any obligation under a guarantee contract that has any of the characteristics identified in paragraph 3 of FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (November 2002) ("FIN 45"), as may be modified or supplemented, excluding the types of guarantee contracts described in paragraphs 6 and 7 of FIN 45;

(b)	A retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets;

(c)
Any obligation under a derivative instrument that is both indexed to the company's own stock and classified in stockholders' equity, or not reflected, in the company's statement of financial position; or

(d)
Any obligation, including a contingent obligation, arising out of a variable interest (as referenced in FASB Interpretation No. 46, Consolidation of Variable Interest Entities (January 2003), as may be modified or supplemented) in an unconsolidated entity that is held by, and material to, the company, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, the company.

F.     Tabular Disclosure of Contractual Obligations

As of December 31, 2003, the date of the balance sheet for the Company's last fiscal year end attached to this Form 20-F, the Company had no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

G.     Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange  Act applies to forward-looking information provided pursuant to Item 5.E and F above.

ITEM 6     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

		Shares Beneficially
		Owned or
		Controlled at May
Name, Position and Place of Residence	Period a Director of the Issuer	31, 2004(1)

Rene G. Carrier (2)	Since February 2001	33,500(2)
Director
Vancouver, BC, Canada

David J. Copeland	Since November 1995	1,790,763
Director
Vancouver, BC, Canada

Scott D. Cousens	Since November 1995	1,720,000
Director
Vancouver, BC, Canada

Robert A. Dickinson	From November 1995 to June 2003;	1,371,600
Nominee	Nominee
Vancouver, BC, Canada

Gordon J. Fretwell	Since February 2001	33,500
Director
Vancouver, BC, Canada

Jeffrey R. Mason	Since November 1995	1,550,000
Chief Financial Officer, Corporate
Secretary and Director
Vancouver, BC, Canada

Raymond J. Soper	Since December 1993	Nil
Chairman of the Board and Director
Cammeray, New South Wales, Australia

Ronald W. Thiessen	Since November 1995	1,608,429
President, Chief Executive Officer and
Director
West Vancouver, BC, Canada

(1)	The information as to shares beneficially owned or controlled has been furnished by insiders and is as of May 31, 2004.

(2)	All of these shares are held in the name of Euro-American Capital Corporation, a private company controlled by Mr. Carrier.

(3)	As of May 31, 2004, the total beneficial security holdings of the current directors and officers are 8,107,792 shares (which represents approximately 27% of the current issued and outstanding shares).

The Directors and Officers also hold an aggregate of 2,235,000 options.

Principal Occupation of Current Management of Continental RENE G. CARRIER – Director

Mr. Carrier is a past Vice-President of Pacific International Securities Inc. for ten years where he worked until 1991. Since that time he has been President of Euro-American Capital Corporation, a private company which specializes in restructuring and raising venture capital funds for junior companies. Mr. Carrier is an officer and/or director of the following public companies: Acrex Ventures Ltd. (September 2000 to present); Chartwell Technology Inc., Director (June 1991 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Corporation), Director (February 2001 to present); Quartz Mountain Resources Ltd., Director (January 2000 to present); Rockwell Ventures Inc., Director (April 1993 to present) and President (April 1993 to November 2000).

DAVID J. COPELAND, P.Eng. - Director

David J. Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Taseko and other companies for which Hunter Dickinson Inc. provides services. He is also a director of Hunter Dickinson Inc. Mr. Copeland is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present);

Anooraq Resources Corporation, Director (September 1996 to present); Farallon Resources Ltd., Director (December 1995 to present); Great Basin Gold Ltd., Director (February 1994 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Vice-President, Project Development (June 1995 to February 1996 and June 1997 to June 1998) and Director (November 1995 to present); Northern Dynasty Minerals Ltd., Director (June 1996 to present); Taseko Mines Limited, Director (January 1994 to present) (including Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited); Casamiro Resource Corp., Director (February 1995 to August 2002).

SCOTT D. COUSENS - Director

Scott D. Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens' focus for the past 14 years has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors.

Mr. Cousens is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present); Anooraq Resources Corporation, Director (March 1994 to September 1994) and (September 1996 to present); Farallon Resources Ltd., Director (December 1995 to present); Great Basin Gold Ltd., Director (March 1993 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (June 1994 to present); Northern Dynasty Minerals Ltd., Director (June 1996 to present); Rockwell Ventures Inc., Director (November 2000 to present); and Taseko Mines Limited, Director (October 1992 to present).

ROBERT A. DICKINSON, B.Sc., M.Sc.

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 36 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (April 1993 to present), Chairman (September 2000 to present), President (September 1995 to September 2000), Chief Financial Officer (September 1995 to September 1998) and Chief Executive Officer (September 1998 to September 2000); Anooraq Resources Corporation, Director (November 1990 to present), Chairman (September 2000 to present), President (September 1996 to September 2000), Chief Financial Officer (September 1996 to February 1999) and Chief Executive Officer (February 1999 to September 2000); Farallon Resources Ltd., Director (July 1991 to present), Chairman (September 2000 to present) and Chief Executive Officer (December 1995 to September 2000); Great Basin Gold Ltd., Director (May 1986 to present), Chairman (September 2000 to present), President (May 1986 to September 2000), Chief Executive Officer (November 1998 to September 2000), Chief Financial Officer (May 1986 to June 1998); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (November 1995 to February 2001), Chairman (September 2000 to February 2001), President (November 1995 to September 2000), Chief Financial Officer (June 1993 to June 1998), Chief Executive Officer (June 1998 to September 2000); Northern Dynasty Minerals Ltd., Director (June 1994 to present), Chief Executive Officer (May 1997 to November 2001), and Chairman (November 2001 to present); Rockwell Ventures Inc., Chairman and Director (November 2000 to present); Taseko Mines Limited, Director (January 1991 to present), Chairman (September 2000 to present), President (January 1991 to September 2000), Chief Financial Officer (January 1991 to November 1998), Chief Executive Officer (November 1998 to September 2000), (including Chairman and Director of Gibraltar Mines Ltd. a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited).

GORDON J. FRETWELL, B.Comm., LLB – Director

Gordon J. Fretwell holds a B.Comm, degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past years, an officer and/or director of the following public companies: Bell Resources Corporation, Director and Secretary (September 1998 to present); Copper Ridge Explorations Inc., Director and Secretary (August 1999 to present); International Antarex Metals Ltd., Director (December 2000 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (February 2001 to present); Rockwell Ventures Inc., Director (March 1998 to present); Tri-Alpha Investments Ltd., Director and Secretary (July 2001 to present), Foran Mining Corp., Director (February 1998 to March 2000), Ialta Industries Inc., Director (October 1999 to February 2000), La Teko Resources Ltd., Director (November 1995 to February 1999).

JEFFREY R. MASON, CA – Chief Financial Officer, Secretary and Director

Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies that Hunter Dickinson Inc. provides services for.

Mr. Mason is, or was within the past years, an officer and or director of the following public companies: Amarc Resources Ltd., Secretary and Director (September 1995 to present), Treasurer (September 1995 to September 1998) and Chief Financial Officer (September 1998 to present); Anooraq Resources Corporation, Director (April 1996 to present), Treasurer (September 1996 to February 1999), Chief Financial Officer (February 1999 to present), Secretary (September 1996 to present); Farallon Resources Ltd., Secretary (December 1995 to present), Chief Financial Officer (December 1997 to present) and Director (August 1994 to present); Great Basin Gold Ltd., Director (February 1994 to present), Secretary (February 1994 to present), Chief Financial Officer (June 1998 to present), Treasurer (February 1994 to June 1998); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Secretary (November 1995 to present), Treasurer (November 1995 to June 1998), Chief Financial Officer (June 1998 to present) and Director (June 1994 to present); Northern Dynasty Minerals Ltd., Secretary (June 1996 to present), Director (June 1996 to present), Chief Financial Officer (June 1998 to present), Treasurer (May 1997 to June 1998); Rockwell Ventures Inc., Chief Financial Officer and Director (November 2000 to present); Taseko Mines Limited, Secretary (March 1994 to present), Chief Financial Officer (November 1998 to present), Director (March 1994 to present), and Treasurer (March 1994 to November 1998), and (including Chief Financial Officer, Secretary and Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited).

RAYMOND J. SOPER, MBA - Chairman and Director

Raymond J. Soper is a self-employed mining engineer and holds an MBA. Over the course of his career he has worked with MIM Holdings, Consolidated Gold Fields, McKinsey and Company, Peko-Wallsend, and he was a founder of Lachlan Resources NL. He is currently a director of Resource Finance Corporation Ltd., a specialized mining industry merchant bank; Great Northern Mining Corporation Ltd., the world's largest sapphire producer; Platinum Search NL, a junior explorer; Huntly Investment Ltd., a listed investment company; and Intec Copper Pty Ltd., a developer of a promising hydrometallurgy system. During the course of his career he has gained experience in fields of mining engineering, exploration, metallurgy, mineral economics, strategic management, investment and mining finance. He was closely involved in the development of the Woodcutters Base Metal Project.

Mr. Soper has been, within the past five years, an officer and/or director of the following public companies: Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (December 1993 to present) and Vice-Chairman (November 1995 to present).

RONALD W. THIESSEN, CA – President, Chief Executive Officer and Director

Ronald W. Thiessen is accredited as a public accountant in Canada and has for the past several years has had as his principal occupation serving as a director and/or officer of several publicly-traded mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present), President and Chief Executive Officer (September 2000 to present); Anooraq Resources Corporation, Director (April 1996 to present), President and Chief Executive Officer (September 2000 to present); Farallon Resources Ltd., Director (August 1994 to present), President and Chief Executive Officer (September 2000 to present); Great Basin Gold Ltd., Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (November 1995 to present), President and Chief Executive Officer (September 2000 to present); Northern Dynasty Minerals Ltd., President and Chief Executive Officer (November 2001 to present), Director (November 1995 to present); Rockwell Ventures Inc., President and Chief Executive Officer (November 2000 to present); Taseko Mines Limited, Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present), (including Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited.); Casamiro Resource Corp., President and Director (February 1990 to August 2002).

B.     Compensation

During the Company's financial year ended December 31, 2003 the aggregate direct remuneration paid or payable to the Company's executive officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of the Company, was $36,276. Ronald W. Thiessen, President and Chief Executive Officer, and, Jeffrey R. Mason, Secretary and Chief Financial Officer are the "Named Executive Officers" of the Company for the purposes of the following disclosure. The Named Executive Officers do not serve the Company on a full time basis given that the requirements for management services are satisfied by the Company engaging third-party mine exploration and development contractors. The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years is as set out below:

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Ronald W. Thiessen President and Chief Executive Officer	2003 2002 2001	10,368 2,447 3,210	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason Secretary and Chief Financial Officer	2003 2002 2001	7,822 1,956 3,210	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

LONG-TERM INCENTIVE PLANS AWARDS

Long term incentive plan awards ("LTIP") means "a plan providing compensation intended to motivate performance over a period greater than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's Shares. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

The Company has in place a stock option plan dated for reference June 18, 2003 (the "Plan") (see below).

On October 29, 2003, an aggregate of 4,100,000 options to purchase shares was granted to directors, consultants and service-providers at an exercise price of $0.50 per share. These options expire on November 29, 2005.

The share options granted to the Named Executive Officers during the financial year ended December 31, 2003 were as follows:

OPTIONS GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Ronald W. Thiessen	420,000	10.3%	$0.50	$0.50	November 29, 2005
Jeffrey R. Mason	420,000	10.3%	$0.50	$0.50	November 29, 2005

The share options exercised by the Named Executive Officers during the financial year ended December 31, 2003 and the values of such options at the end of such year were as follows:

AGGREGATED OPTIONS/SARS EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable / Unexercisable	Value of Unexercised in the-Money Options at FY-End ($) Exercisable/ Unexercisable
Ronald W. Thiessen	Nil	Nil	Nil / 420,000	Nil / $113,400
Jeffrey R. Mason	Nil	Nil	Nil / 420,000	Nil / $113,400

No share options were amended on behalf of the Named Executive Officer during the financial year ended December 31, 2003.

Option Re-Pricings

There were no downward re-pricings of any stock options during the Company's most recently completed fiscal year.

Pension Plans

There are no defined benefit or actuarial plans in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no employment contract between Continental and the Named Executive Officers.

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

On October 29, 2003, an aggregate of 2,235,000 (420,000 to each of five directors and 45,000 to each of three directors) incentive options to purchase shares were granted to the directors at an exercise price of $0.50 per share. The options expire on November 29, 2005. The shares traded at a high of $0.55 per share and a low of $0.45 per share during the 30 day period preceding the date of grant of the options. The options were issued pursuant to the Company's Share Option Plan.

Commencing January 1, 2004, each director of the Company is paid an annual director's fee of $2,400 ($600 paid quarterly) and an additional fee of $600 for each directors' meeting attended. Each director who is a member of a committee, receives $2,400 ($600 paid quarterly) for each committee of which he or she is a member, and a further fee of $600 for each committee meeting attended.

Securities Held By Insiders

As at May 31, 2004, the directors and officers of Continental and their affiliate held as a group, directly and indirectly, own or control an aggregate of 8,107,792 common shares (27%). To the knowledge of the directors and officers of Continental, as at such date, there were no persons, other than directors and officers, holding more than 5% of the issued common shares. Only common shares have been disclosed as Continental's preferred shares are non-voting.

C.     Board Practices

All directors were re-elected at the June 18, 2003 annual general meeting and have a term of office expiring at the next annual general meeting of Continental to be held on June 24, 2004. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

There were no arrangements, standard or otherwise, pursuant to which directors were compensated by Continental Minerals Corporation or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments of for services as consultants or experts during the most recently completed financial year.

There are no contracts providing for benefits upon termination to any director.

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

D.     Employees

At May 31, 2004, Continental had no direct employees. Continental's administrative and exploration functions are primarily administered through Hunter Dickinson Inc. (see Item 7.B).

E.     Share Ownership

Security Holdings of Insiders who are Management (as at May 31, 2004)

	Shares owned or	As a percentage of	Number of
	beneficially	outstanding common	Options Held by
Name of Insider	controlled	shares	Insider
Rene A. Carrier	33,500	0.1%	45,000
David J. Copeland	1,790,763	6.0%	420,000
Scott D. Cousens	1,720,000	5.8%	420,000
Robert A. Dickinson	1,371,600	4.6%	420,000
Gordon J. Fretwell	33,500	0.1%	45,000
Jeffrey R. Mason	1,550,000	5.2%	420,000
Raymond J. Soper	0	0%	45,000
Ronald W. Thiessen	1,608,429	5.4%	420,000
Total	8,107,792	27.2%	2,235,000

As at May 31, 2004, an aggregate of 4,100,000 common shares have been reserved for issuance pursuant to Continental's Share Incentive Plan, described below.

(a)     Incentive Options

There are no outstanding options on common shares to management or employees.

(b)     Share Incentive Plan

In order to provide incentive to directors, officers, employees, management and others who provide services to Continental to act in the best interests of Continental, Continental has adopted a Share Incentive Plan (the "Plan"). The Plan was originally approved by shareholders at Continental's annual general meeting held on June 18, 2003 (the "2003 Plan"). Under the 2003 Plan, a total of 4,100,000 shares of Continental were reserved for share incentive options to be granted at the discretion of Continental's board of directors to eligible optionees (the "Optionees").

Material Terms of the 2003 Plan

Eligible Optionees

Under TSX Venture policy, to be eligible for the issuance of a stock option under the 2003 Plan an Optionee must either be a director, officer, employee, consultant or an employee of a company providing management or other services to Continental or its subsidiary at the time the option is granted.

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

Material Terms of the Plan

The following is a summary of the material terms of the 2003 Plan

(a)	all options granted under the 2003 Plan are non-assignable and non-transferrable and are up to a period of 10 years;

(b)
for stock options granted to employees or service providers (inclusive of management company employees), Continental is required to represent that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of Continental or of any of its subsidiaries;

(c)
The Company has a share purchase option approval plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its employees, officers, directors and non-employees. The exercise price of each option can be set equal to or greater than the closing price of the common shares on the TSX Venture on the day prior to the date of the grant of the option less the applicable discount according to TSX Venture policy. An option has a maximum term of ten years and terminates 30 days following the termination of the optionee's employment, except in the case of retirement or death. In the case of retirement, it terminates 30 to 90 days, at management's discretion, following retirement. In the case of death, it terminates at the earlier of one year after the event or the expiry of the option. Vesting of options is done at the discretion of the Board at the time the options are granted; and

(d)
the minimum exercise price of an option granted under the 2003 Plan must not be less than the closing price for Continental's common shares as traded on the TSX Venture on the last trading day before the date that the option is granted less allowable discounts as permitted by TSX Venture of up to 25% (depending on the price at the time of grant).

Continental has obtained "disinterested" shareholders' approval and therefore under TSX Venture policy:

  the number of options granted to Insiders of Continental may exceed 10% ofContinental's outstanding listed shares;
  the aggregate number of options granted to Insiders of Continental within a one yearperiod may exceed 10% of Continental's outstanding listed shares; and
  the number of options granted to any one Insider and such Insider's associates within aone year period may exceed 5% of Continental's outstanding listed shares.
but always subject to the aggregate limit of 4,100,000 shares.

Disinterested Shareholder Approval ("DSA")

"Disinterested shareholder approval" means the approval by a majority of the votes cast by all  shareholders of Continental at the shareholders' meeting excluding votes attached to listed shares  beneficially owned by "Insiders" of Continental (generally officers and directors) to whom the  DSA Options have been granted under the 2003 Plan and Associates of those Insiders.

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

As of May 31, 2004, Continental had authorized 100,000,000 common shares without par value  of which 29,866,010 were issued and outstanding and 12,483,916 non-voting redeemable  Preferred Shares without par value of which 12,483,916 are issued.

The Preferred Shares were issued by Continental to the Misty Shareholders of record on October  16, 2001, as discussed under Item 4.A of this Annual Report on Form 20-F entitled "2001  Reorganization".

The following table lists those persons who are known by Continental to beneficially own more  than 5% of Continental's common shares and the number of shares beneficially owned by each  such shareholder, each as of May 31, 2004:

	Number of
Shareholder	Shares	Options
David J. Copeland	1,790,763	420,000
Sherry Copeland	1,550,000	Nil
Monica Cousens	1,550,000	Nil
Scott D. Cousens	1,720,000	420,000
Robert Dickinson	1,371,600	420,000
Alice Jennings	1,550,000	Nil
David S. Jennings	1,550,000	Nil
Jeffrey R. Mason	1,550,000	420,000
Jennifer R. Mason	1,550,000	Nil
Ronald W. Thiessen	1,608,429	420,000
Shannon Thiessen	1,395,000	Nil

The shareholders named in the above table do not have any different voting rights with respect to the common shares held by them. As of May 31, 2004, directors and officers of Continental as a group (8 persons) owned or controlled an aggregate of 8,107,792 shares (27%) of Continental, or 10,342,792 shares on a diluted basis.

Under the British Columbia Securities Act insiders (generally officers, directors, holders of 10% or more of Continental's shares) are required to file insider reports of changes in their ownership in the first 10 days following a trade in Continental's securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 (phone (604) 899-6500) or at the British Columbia Securities Commission web site (www.bcsc.bc.ca).

As of May 31, 2004, to the best of the Company's knowledge,

	Number of
	registered
	shareholders		Percentage of
Location	of record	Number of shares	total shares
Canada	486	26,839,055	89.9%
United States	1,694	239,389	0.8%
Other	85	2,787,566	9.3%
	2,265	29,866,010

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

B.     Related Party Transactions

Except as disclosed below, Continental has not, during its last fiscal year ended December 31, 2003, and does not propose to:

(1)
enter into any transactions which are material to Continental or a related party or any transactions unusual in their nature or conditions involving goods, services or tangible or intangible assets to which Continental or any its former subsidiaries was a party;

(2)	make any loans or guarantees directly or through any of its former subsidiaries to or for the benefit of any of the following persons:

(a)	enterprises directly or indirectly through one or more intermediaries, controlling or controlled by or under common control with Continental;

(b)
associates of Continental (unconsolidated enterprises in which Continental has significant influence or which has significant influence over Continental) including shareholders beneficially owning 10% or more of the outstanding shares of Continental;

(c)	individuals owning, directly or indirectly, shares of Continental that gives them significant influence over Continental and close members of such individuals families;

(d)
key management personnel (persons having authority in responsibility for planning, directing and controlling the activities of Continental including directors and senior management and close members of such directors and senior management); or

(e)	enterprises in which a substantial voting interest is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Arrangements with Hunter Dickinson Inc.

Continental does not have full-time management or employees. Hunter Dickinson Inc. ("HDI") provides these services to Continental, pursuant to a geological and administrative services agreement dated for reference December 31, 1996. HDI is one of the larger independent mining exploration groups in North America and as of May 31, 2004, employs or retains on a substantially full-time basis, twenty-five geoscientists (of which nine are professional geologists/PGeo, and five are geological engineers/PEng and two are PhDs), six licensed professional mining, mechanical or civil engineers (PEng), seven accountants (including four CAs and two CMAs) and twenty administrative and support personnel. It has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario and Quebec) and internationally in Brazil, Chile, the United States (Nevada and Alaska), Mexico and South Africa. HDI allocates the costs of staff input into projects based on time records of involved personnel. The shares of HDI are owned equally by each of the participating corporations (including Continental) as long as HDI services are being provided however such participant surrenders its single share at the time of termination of the "Services Agreement" described below. HDI is managed by the directors of Continental and who are generally the controlling directors of the other corporate participants in the arrangements with of HDI. During the fiscal years ended December 31, 2003, December 31, 2002 and December 31, 2001, Continental paid $68,356, $140,186 and $177,370 respectively , to HDI for services pursuant to this Agreement. Continental paid $1,200 to Hunter Dickinson Group Inc in the fiscal year ended December 31, 2002.

Bank Operating Loan

The Company had a $2 million bank operating line of credit with a Canadian chartered bank at an interest rate of prime, with no fixed repayment terms. A private company affiliated with a director (the "Guarantor") provided a fully collateralized guarantee since July 1997, which remained in effect until withdrawn. This loan was fully repaid in fiscal 2001 and the collateral was returned to the Guarantor.

C.     Interests of Experts and Counsel

Not applicable.

ITEM 8     FINANCIAL INFORMATION

A.     Consolidated Statements and Other Financial Information

Item 17 of this Form 20-F contains Continental's audited annual financial statements for the years ending December 31, 2003, 2002 and 2001.

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

B.     Significant Changes

There have been no significant changes to the accompanying financial statements since December 31, 2003, except as disclosed in this Annual Report on Form 20-F.

ITEM 9     THE OFFER AND LISTING

A.      Offer and Listing Details

Trading Markets

The following is a summary, on an annual basis, of the high and low prices of Continentals's  shares on the TSX Venture Exchange and the OTC Bulletin Board during Continental's last five  financial years:

TSX VENTURE: KMK – Trading in Canadian Dollars			NASDAQ/OTC-BB : KMKCF - Trading in United States dollars
	High	Low		High	Low
	($)	($)		($)	($)
Annual			Annual
2004 (to June 1)	2.25	0.79	2004 (to June 1)	1.70	0.65
2003	0.84	0.20	2003	0.64	0.16
2002	0.75	0.18	2002	0.55	0.16
2001	2.00	0.04	2001	0.50	0.05
2000	0.47	0.10	2000	0.25	0.06
1999	0.95	0.16	1999	0.72	0.11

The following is a summary, on a fiscal quarter basis, of the high and low prices of Continental's shares on the TSX Venture Exchange and the OTC Bulletin Board during Continental's two most recent financial years and any subsequent period:

TSX VENTURE: KMK – Trading in Canadian Dollars			NASDAQ/OTC-BB : KMKCF - Trading in United States dollars
By Quarter			By Quarter
Calendar 2002			Calendar 2002
First Quarter	0.35	0.26	First Quarter	0.20	0.16
Second Quarter	0.75	0.33	Second Quarter	0.55	0.25
Third Quarter	0.65	0.43	Third Quarter	0.45	0.25
Fourth Quarter	0.40	0.18	Fourth Quarter	0.25	0.16

Calendar 2003			Calendar 2003
First Quarter	0.40	0.25	First Quarter	0.25	0.16
Second Quarter	0.35	0.20	Second Quarter	0.20	0.15
Third Quarter	0.50	0.28	Third Quarter	0.20	0.15
Fourth Quarter	0.84	0.45	Fourth Quarter	0.64	0.30

Calendar 2004			Calendar 2004
First Quarter	2.20	0.79	First Quarter	1.45	0.65
Second Quarter			Second Quarter
(to June 1)	2.25	1.00	(to June 1)	1.70	0.74

The following is a summary, on a monthly basis, of the high and low prices of Continentals's shares on the TSX Venture Exchange and the OTC Bulletin Board during the past six months:

TSX VENTURE: KMK – Trading in Canadian Dollars			NASDAQ/OTC-BB : KMKCF - Trading in United States dollars
Monthly			Monthly
May 2004	1.64	1.00	May 2004	1.30	0.74
April 2004	2.25	1.32	April 2004	1.70	0.65
March 2004	2.20	1.52	March 2004	1.68	1.20
February 2004	1.83	1.20	February 2004	1.45	0.95
January 2004	1.40	0.79	January 2004	1.05	0.51
December 2003	0.84	0.66	December 2003	0.64	0.51

B.     Plan of Distribution

Not applicable.

C.     Markets

The shares of Continental have traded in Canada on the TSX Venture Exchange (formerly the Canadian Venture Exchange and successor to the Vancouver Stock Exchange) since the 1960s (symbol-KMK) and from March 21, 1988 to March 27, 2000 on The Toronto Stock Exchange when the shares of Continental were de-listed for inability to maintain listing requirements.

From 1986 to 1992, Continental's shares traded on the National Association of Securities Dealers Automated Quotation System (NASDAQ) but were de-listed for inability to meet financial requirements. Trading of Continental's shares on NASDAQ resumed on July 26, 1996 and continued until December 1, 1988 when, due to a change in the NASDAQ listing requirements (including a minimum bid price of US$1.00), Continental's shares ceased trading on NASDAQ and now trade on the OTC-BB (symbol-KMKCF).

D.     Selling Shareholders

Not applicable.

E.      Dilution

Not applicable.

F.      Expenses of the Issue

Not applicable.

ITEM 10     ADDITIONAL INFORMATION

A.     Share Capital

Not applicable.

B.     Memorandum and Articles of Association

Continental's corporate constituting documents comprising Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under

Corporation No. 52623. A copy of the Articles of Association and Memorandum were filed as an exhibit with Continental's initial registration statement on Form 20F in 1995.

Objects and Purposes

Continental's Memorandum of Incorporation and Articles of Association ("Articles") do not specify objects or purposes. Under British Columbia corporate law (the British Columbia Business Corporations Act or herein "BCCA"), a British Columbia corporation generally has all the legal powers of a natural person. British Columbia corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

Directors – Powers and Limitations

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

The Articles specify that the number of directors shall be the number of directors fixed by shareholders annually or the number that are actually elected at a general shareholders meeting. The number of directors is determined, annually, by shareholders at the annual Shareholders meeting and all directors are elected at that time. Under the Articles the directors are entitled between successive annual general meeting to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders or actually elected at the preceding annual shareholders' meeting. Directors automatically retire at the commencement of each annual meeting but may be re-elected thereat.

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

Changes to Rights of Common Shareholders

Changes to the Articles and memorandum of Continental require a shareholders' "special resolution" being a resolution passed by not less than 75% of the shares voted in person or by proxy at a duly convened shareholders meeting. Some organic corporate changes including amalgamation with another company, sale of substantially all of Continental's assets, re-domiciling out of the jurisdiction of British Columbia, creation of new classes of shares not only require such 75% approval but generally also give rise to a dissent right which is the right to be paid the fair value of the stockholder's shares in cash if the required special resolution is actually passed and Continental elects to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an organic change action is intended to be considered must include a prominent notice of the dissent right. Dissent provisions are governed by the BCCA and not by the Articles of Continental.

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

C.     Material Contracts

Continental has a material contract, a Geological Management and Administration Services Agreement with Hunter Dickinson Inc., dated December 31, 1996, which has been filed with Form 20-F for fiscal year 1999 filed on June 29, 2000 (See Item 7 "Interest of Management in Certain Transactions").

In February 2004, Continental entered into a property option agreement with China NetTV Holdings Inc. ("China NetTV") whereby Continental acquired the right to earn a 60% interest in China NetTV's Xietongmen gold-copper property in Tibet, in the People's Republic of China. Under the terms of the agreement, Continental is required to pay China NetTV a total of US$2 million and incur expenditures totaling US$5 million over a 24 month period in order to earn a 50% interest in the property. A copy of this agreement is attached as an exhibit to this Form 20-F, although it is being re-negotiated as of the date of this filing. Continental also has the right to acquire a further 10% interest in the property by incurring a further US$3 million of expenditures over three years, after completion of the initial US$5 million exploration program Upon Continental earning its interest, Continental and China NetTV agreed to pursue development of the Property on a joint venture basis.

D.     Exchange Controls

Canada

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

The Investment Act generally prohibits implementation of a "reviewable" investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (i.e. a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in Continental's common shares by a non-Canadian (other than a "WTO Investor" as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Continental was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Continental and the value of the assets of Continental, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Continental. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Continental was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Continental and the value of the assets of Continental, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2000 exceeds C$192 million. A non-Canadian would acquire control of Continental for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Continental unless it could be established that, on the acquisition, Continental was not controlled in fact by the acquirer through the ownership of the Common Shares.

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

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Continental. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Taxation – Canadian Federal Income Tax Consequences" above). Accordingly, holders and prospective holders of common shares of Continental should consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Continental, based upon their individual circumstances.

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

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if Continental is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. Continental appears to have been a PFIC for the fiscal year ended December 31, 1999, and at least certain prior fiscal years. In addition, Continental expects to qualify as a PFIC for the fiscal year ending December 31, 2000 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of Continental is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

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

F.     Dividends and Paying Agents

Not applicable.

G.     Statement by Experts

Not applicable.

H.     Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of Continental, Suite 1020 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6 or on request of Continental at 604-684-6365, attention: Shirley Main. Copies of Continental's financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.SEDAR.com.

I.     Subsidiary Information

In April 2004, the Company incorporated two subsidiaries in the Cayman Islands for tax planning purposes and to facilitate the flow of funds for the Xietongmen project in anticipation of the renegotiated agreement. These subsidiaries currently do not have assets or operations.

ITEM 11     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)     Transaction Risk and Currency Risk Management

Continental's operations do not employ financial instruments or derivatives which are market sensitive and Continental does not have financial market risks.

(b)     Exchange Rate Sensitivity

Continental's administrative operations are in Canada and hence it is not significantly affected by exchange rate risk. Its liabilities are all denominated in Canadian Dollars, and it has no significant commitments in currencies other than Canadian Dollars.

(c)     Interest Rate Risk and Equity Price Risk

Continental is equity financed and does not have any debt which is subject to interest rate change risks.

(d)     Commodity Price Risk

While the value of Continental's resource properties can always be said to relate to the price of  copper and gold metals and the outlook for same, Continental does not have any operating mines  and hence does not have any hedging or other commodity based operations risks respecting its  business activities.

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

ITEM 14      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY  HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15      CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of April 30, 2004. This evaluation was carried out under the supervision and with the participation of the Company's Chief Executive Officer, Ronald W. Thiessen, and the Company's Chief Financial Officer, Jeffrey R. Mason. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting management to material information relating to the Company required to be included in the Company's periodic SEC filings. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out its evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Company's most recently completed fiscal year ended December 31, 2003, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

The term "internal control over financial reporting" is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(2)
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(3)
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

ITEM 16      AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

A.      Audit Committee Financial Expert

The board of directors has determined that Mr. Ronald W. Thiessen, who is also the President and Chief Executive Officer of the Company, is a member of the audit committee of the Company who qualifies as a "financial expert" based on his education and experience. Mr. Thiessen is not "independent", as the term is defined by regulatory policy. Mr. Thiessen is an accredited Chartered Accountant in Canada.

B.      Code of Ethics

The Company has adopted a code of ethics that applies to the Company's chief executive officer, the chief financial officer, and other members of senior management. The Code of Ethics is appended as an exhibit to this Form 20-F.

C.      Principal Accountant Fees and Services

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services

Services:	Year ended	Year ended
	December 31,	December 31,
	2003	2002
Audit Fees	$12,995	$19,515
Audit Related Fees	--	--
Tax Fees	--	--
All Other Fees	--	--
	$12,995	$19,515

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

D.      Exemptions from Listing Standards for Audit Committees

Not applicable.

E.      Purchases Of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17       FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)
Auditors' Reports on the consolidated balance sheets as at December 31, 2003 and 2002, and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2003;

(2)	Consolidated balance sheets as at December 31, 2003 and 2002;

(3)	Consolidated statements of operations and deficit for each of the years in the three year period ended December 31, 2003;

(4)	Consolidated statements of cash flows for the periods referred to in (3) above;

(5)	Notes to the consolidated financial statements;

ITEM 18      FINANCIAL STATEMENTS

Continental has elected to provide financial statements required by Item 17.

ITEM 19      EXHIBITS

Key to the following document types:

1	Articles of Incorporation and Memorandum of the Company.

2	Other Instruments defining the rights of the holders of equity or debt securities.

3	Voting trust agreements.

4

A.	Material contracts not made in the ordinary course of business or which are to be performed in whole or in part at or after the filing of the Registration Statement or which was entered into not more than two years before filing.

B.

(i)	Agreements to which Directors, Officers, promoters voting trustees or security holders or their affiliates named in the Registration Statement are parties other than contracts involving only the purchase or sale of current assets having a determinable market price;

(ii)	contracts on which Northern Dynasty business is substantially dependent;

(iii)	contracts for the acquisition or sale of property exceeding 15% of the Company's fixed assets; and

(iv)	material leases.

C.	Management Contracts, compensation plans.

5.-9.     Not applicable.

10.      Other

Type of
Document	Description

1 & 2	Articles of incorporation, bylaws and instruments defining rights of common shareholders have been previously filed.

4A
Geological Management and Administration Services Agreement  dated for reference December 31, 1996, filed with Form 20-F for  fiscal year December 31, 1999 on June 29, 2000 (See Item 7 "Interest  of Management in Certain Transactions").

The following Exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Type of
Document	Description

4A	Xietongmen Property Option Agreement between China NetTV Holdings Inc. and Hunter Dickinson Inc.

4A	Xietongmen Option Agreement Assignment between Hunter Dickinson Inc. and Continental Minerals Corporation.

10	Code of Ethics

12.1	Section 302 Certification of CEO

12.2	Section 302 Certification of CFO

13.1	Section 906 Certification of CEO and CFO

99.1	Audited annual financial statements for the year ended December 31, 2003

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONTINENTAL MINERALS CORPORATION

/s/ Jeffery R. Mason
_________________________________
JEFFREY R. MASON
Director, Chief Financial Officer and Secretary

DATED: June 10, 2004