Form 20-F/A
period 2003-12-31
CONTINENTAL MINERALS CORP
filed 2004-12-08
CIK 782879

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

Continental's annual financial statements have been audited by its current independent auditor, KPMG LLP, Chartered Accountants. The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP" or "Cdn GAAP" ). Note 9 to the annual financial statements provide descriptions of the principal differences between Canadian GAAP and United States Generally Accepted Accounting Principles ("US GAAP") as they relate to Continental and reconciliation to US GAAP of Continental's financial statements.

The selected financial data is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles ("GAAP") and US GAAP.

	As at December 31
	(C$)
Balance Sheet Data	2003	2002	2001	2000	1999

Working capital (deficiency)	$2,811,125	$212,849	$245,879	$(3,474,860)	$(3,014,139)
Plant and equipment, net	–	–	–	8,488	33,053
Mineral property interests (Cdn GAAP)	–	–	–	28,775,519	28,721,888
Total assets (Cdn GAAP)	$2,980,416	$231,973	$283,968	$28,982,840	$28,958,338
Total assets (US GAAP)	16,494,302	13,745,859	13,797,853	15,767,719	15,796,848
Total liabilities (Cdn GAAP)	169,290	19,123	38,088	3,498,692	3,042,535
Total liabilities (US GAAP)	13,683,176	13,533,009	13,551,974	3,498,692	3,042,535
Share capital (1) (Cdn GAAP)	3,279,360	7,564,652	7,024,819	32,239,603	32,239,603
Share capital (1) (US GAAP)	23,659,197	20,815,550	20,275,717	32,239,603	32,239,603
Deficit (1) (Cdn GAAP)	(821,088)	(7,694,111)	(7,471,248)	(6,755,455)	(6,323,800)
Deficit (1) (US GAAP)	(21,533,234)	(20,945,009)	(20,722,146)	(19,970,576)	(19,485,290)
Shareholders' equity (deficit) (Cdn GAAP)	2,811,126	212,850	245,880	25,484,148	25,915,803
Shareholders' equity (deficit) (US GAAP)	2,811,126	212,850	245,880	12,269,027	12,754,313

(1)
Reflects a reorganization of common share capital and excludes unlisted preferred shares issued as part of the reorganization. See Note 5 to the attached financial statements for information about the preferred shares.

	Year ended December 31
	(C$)
Statement of Operations Data	2003	2002	2001	2000	1999

Investment and other income	$5,754	$2,389	$8,824	$13,696	$7,118
General and administrative
expenses	251,125	225,252	475,264	445,351	482,785
Exploration expenditures, net	–	–	35,777	53,631	235,023
Stock-based compensation	352,854	–	–	–	–
Write down of mineral
property interests	–	–	(249,353)	–	–

	Year ended December 31
	(C$)
Statement of Operations Data	2003	2002	2001	2000	1999

Loss according to financial
statements (Cdn GAAP)	(598,225)	(222,863)	(715,793)	(431,655)	(475,667)
Loss according to financial
statements (US GAAP)(2)	(598,225)	(222,863)	(751,570)	(485,286)	(710,690)
Loss per common share
(Cdn GAAP)(3)	(0.03)	(0.01)	(0.16)	(0.35)	(0.39)
Loss per common share
(US GAAP)(3)	(0.03)	(0.01)	(0.17)	(0.39)	(0.58)
Weighted average number of
common shares outstanding	20,906,714	18,882,378	4,475,788	1,248,391	1,224,896

No cash or other dividends have been declared.

Notes:

(2)
Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures can be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written off. Under U.S. GAAP, exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production.

(3)

Under Canadian GAAP and US GAAP, management incentive shares held in escrow, releasable over specified time periods, are not considered contingently returnable and are therefore included in the determination of loss per share. As at December 31, 2003, there were 4,650,000 Continental common shares held in escrow. At May 31, 2004, there were 2,325,000 Continental common shares held in escrow.

See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for further details, including note 9, which reconciles Canadian GAAP to US GAAP.

Currency and Exchange Rates

The following table sets out the average exchange rates for one United States dollar ("US$"), expressed in terms of one Canadian dollar ("C$"), for the following periods calculated using the average of the exchange rates on the last day of each month in such periods.

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

Additional Funding Requirements.

Continental's operations consist, almost exclusively, of cash consuming activities given that its main mineral projects are in the exploration stage. Pursuant to an option agreement for the Xietongmen property, the Company expects to spend US$5 million in exploration expenditures and make US$2 million in option payments over the next two years, and also a minimum of $300,000 per year in general and administrative expenses for the foreseeable future and will draw down on its working capital or require new equity financing in order to fund these continuing operations. Failing that, it may cease to be economically viable.

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

The auditors' report on the Company's December 31, 2003 financial statements includes additional comments due to the existence of conditions and events that cast substantial doubt on the Company's ability to continue as a going concern. The Company's financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should the Company not be able to continue operations. Given the Company's history of losses and the current stage of the Company's mineral property interests, there is doubt the Company will be able to continue as a going concern.

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

Shares of Continental may be Affected Adversely by Penny Stock Rules.

Continental's stock may be subject to U.S. "Penny Stock" rules, which may make the stock more difficult to trade on the open market. Continental's common shares have traded on the TSX Venture Exchange (formerly the Canadian Venture Exchange and successor to the Vancouver Stock Exchange) since the 1960s (symbol-KMK). From 1986 to 1992, Continental's shares traded on the National Association of Securities Dealers automated Quotation System (NASDAQ) but were delisted for failure to meet financial requirements. Continental's shares resumed trading on NASDAQ on July 26, 1996 and continued until December 1, 1998 when, due to a change in NASDAQ's listing requirements, Continental's shares ceased trading on NASDAQ and commenced trading on the Over-the-Counter Bulletin Board (symbol KMKCF). For further details on the market performance of Continental's common stock, see "Item 5 Nature of Trading Market." Although Continental's common stock trades on the TSX Venture Exchange or "TSX Venture", Continental's stock may be subject to U.S. "penny stock" rules. A "penny stock" is defined by regulations of the U.S. Securities and Exchange Commission ("SEC") as an equity security with a market price of less than US$5.00 per share. However, an equity security with a market price under US$5.00 will not be considered a penny stock if it fits within any of the following exceptions:

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

Significant Potential Equity Dilution.

At December 31, 2003 , Continental had 3.5 million warrants convertible into one common share at $0.10 expiring on June 5, 2004 and 5 million warrants convertible into one common share at $0.50 expiring December 31, 2005, which will likely act as an upside damper on the trading range of Continental's shares. The unrestricted resale of outstanding shares in Canada from the exercise of dilutive securities may have a depressing effect on the market for Continental's shares. Dilutive securities at May 31, 2004 represent approximately 49% of Continental's currently issued shares.

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

By way of illustration, if Gibraltar had sold the Harmony Project in October of 2002 for $54.77 million after expending $7 million on further exploration, then the number of Taseko shares issuable to Continental on redemption would be calculated as $62.77 million less $8 million (shortfall of sale price from $62.77 million) less $7 million (Gibraltar's subsequent expenditures) equals $47.77 million divided by $3.89, resulting in approximately 12.28 million

Taseko shares. If there is no HP Realization Event within ten years (and assuming no adjustments to the Paid-up Amount (as adjusted)), the Gibraltar Preferred Shares will be redeemed by Gibraltar for that number of Taseko shares valued at the greater of $10.00 and the weighted average trading price of Taseko shares for the immediately preceding 20 trading days each (6.277 million shares assuming no adjustment to this initial Paid-up Amount and that Taseko shares are not trading higher than $10). The total number of Taseko shares to be issued on redemption is between 2 million and 18 million Taseko shares.

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

D.     Property, Plants and Equipment

Continental does not have any plant or equipment . Continental's sole property interest is its option to acquire an interest in the Xietongmen Property, as described below.

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

Location, Access, Topography and Climate

The Xietongmen property is located at latitude 29 degrees 22.5'N and Longitude 88 degrees 25.5'E and approximately 260 km southwest of Lhasa, the provincial capital of Tibet in the People's Republic of China. The property lies a few kilometers north of the Brahmaputra River and south of the eastern Gangdese Mountains. Topography is moderate and the principal area of interest is at an altitude of approximately 4,200 m.

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

ITEM 5     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Continental is exploration stage company engaged in the exploration of the Xietongmen property. Continental does not have any properties in the development or production stages. Accordingly, Continental does not receive revenues from its operations .

Continental's plan of operations is to complete the negotiations to supersede the February 5, 2004 Option Agreement and, if successful, to explore the Xietongmen property by drilling, mapping and other activities, as described in detail under Item 4.B of this Annual Report on Form 20-F. Effective for fiscal 2004 , Continental's accounting policy is to expense costs incurred in connection with the development of mineral properties. Accordingly, Continental's operating expenses are expected to increase during the current fiscal year as the plan of operations involving exploration on the Xietongmen property is carried out. (See Item 7.)

Based on the above , Continental presently has sufficient financial resources to complete Phase I of its plan of operations. However, the full cost of completing all phases of the exploration program, which forms part of the plan of operations, is in excess of the Company's current capital resources.

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

Stock-based compensation

The Company has a share purchase option plan, which is described in note 5(d) to the consolidated financial statements . Effective January 1, 2002, the Company adopted the recommendations of the CICA's Handbook section 3870 entitled, "Stock-based Compensation and Other Stock-based Payments". Under the new standard, stock-based payments to non-employees, and employee awards that are direct awards of shares, or call for settlement in cash or other assets, or are share appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value based method and the related compensation expense is included in operations, with an offset to contributed surplus. No compensation costs are required to be recorded for all other stock-based employee compensation awards; however the Company is permitted to, and has elected to, account for these awards using the fair value based method and include these costs in operations.

Consideration paid by employees on the exercise of share purchase options is recorded as share capital.

Prior to adoption of the new recommendations, no compensation expense was recorded for the Company's share purchase option plan when options were granted. Any consideration paid by those exercising share purchase options was credited to share capital upon receipt.

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate the fair value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

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

Hunter Dickinson Inc. ("HDI") carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of, the Company (see Item 7). The Company reimburses HDI on a full cost-recovery basis. Costs for services rendered by HDI to the Company in fiscal 2003 were $68,356, compared to $140,186 in fiscal 2002 .

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

Overview

Historically Continental's sole source of funding was the sale of equity securities for cash primarily through private placements to sophisticated investors and institutions. Continental also issued common share capital in fiscal 2003 pursuant to private placement financings and exercise of warrants and/or options. Continental's access to exploration financing when it is not transaction specific is always uncertain. Continental has no assurance of continued access to significant equity funding.

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

At December 31, 2003, the Company had working capital of approximately $2.8 million, as compared to $212,849 at December 31, 2002 . The increase was due primarily to the private placement financing in December 2003.

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

Financial Instruments

Continental financed its activities from 1999 through 2003 primarily through the issuance of equity shares through private and public distributions. Certain of these financings were structured to provide a Canadian income tax incentive to make the securities more attractive. The Income Tax Act (Canada) provides certain incentives to encourage exploration on Canadian resource properties including the deductibility of a defined class of "Canadian Exploration Expenses" and "Canadian Development Expenses" which provide deductible pools of resource expenditures deductible against other sources of income.

Continental keeps its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals. Funds that are excess to Continental's current needs are invested in government of Canada or like debt obligations and other short term near cash investments pending the need for the funds.

Continental does not have any material commitments for capital expenditures other than the Xietongmen Option Agreement (which as of June 10, 2004 had not been formalized) and, accordingly, can remain relatively flexible in gearing its activities to the availability of funds. As of the fiscal 2003 year end, Continental estimates that the cost of maintaining its corporate administrative activities at approximately $25,000 per month. Accordingly, Continental's management estimate that a minimum of $300,000 will be needed to maintain its corporate status and assets over the ensuing one-year period. Continental had working capital, at December 31, 2003, of $2.8 million, which is sufficient to fund the next year's administration cost, phase 1 of the planned work program on the Xietongmen Project, and evaluation of exploration projects for potential acquisition.

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

E.     Off-Balance Sheet Arrangements

In October 2001, the Company completed an arrangement agreement with Taseko Mines Limited ("Taseko") and its subsidiary Gibraltar Mines Ltd. ("Gibraltar"), which are British Columbia companies with certain management and directors in common with the Company. Under the terms of the arrangement agreement, among other things, the Company (a) transferred its interest in the Harmony Gold Property to Gibraltar for $2.23 million cash and 12,483,916 series A non-voting redeemable preferred shares in the capital of Gibraltar into common shares of Taseko, and (b) reorganized its share capital so that each common shareholder of the Company received in exchange for each ten common shares, one new common share of the Company plus ten non-voting, redeemable preferred shares of the Company. This is more fully described in notes 3 & 8 of the accompanying financial statements and in Item 4.

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

Notwithstanding the Company has no "Purchase Obligations", the Company has entered into a Option Agreement relating to the Xietongmen mineral project, and there are certain financial commitments related thereto which are contained in the agreement. See Exhibit entitled Xietongmen Option Agreement Assignment between Hunter Dickinson Inc. and Continental Minerals Corporation which is appended to this Form.

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

B.     Compensation

During the Company's financial year ended December 31, 2003 the aggregate direct remuneration paid or payable to the Company's executive officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of the Company, was $36,276. Ronald W. Thiessen, President and Chief Executive Officer, and Jeffrey R. Mason, Secretary and Chief Financial Officer are the "Named Executive Officers" of the Company for the purposes of the following disclosure. The Named Executive Officers do not serve the Company on a full time basis given that the requirements for management services are satisfied by the Company engaging third-party mine exploration and development contractors. The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years is as set out below:

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Ronald W. Thiessen President and Chief Executive Officer	2003 2002 2001	10,368 2,447 3,210	Nil Nil Nil	Nil Nil Nil	420,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason Secretary and Chief Financial Officer	2003 2002 2001	7,822 1,956 3,210	Nil Nil Nil	Nil Nil Nil	420,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

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

On October 29, 2003, an aggregate of 4,100,000 options to purchase shares were granted to directors, consultants and service-providers at an exercise price of $0.50 per share. These options expire on November 29, 2005.

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

No share options were amended on behalf of the Named Executive Officers during the financial year ended December 31, 2003.

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

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Revenue Agency . It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. This summary does not take into account provincial, U.S., state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder's particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

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