Form 20-F
period 2004-12-31
CONTINENTAL MINERALS CORP
filed 2005-06-30
CIK 782879

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

COMMISSION FILE NUMBER: 0-013978

CONTINENTAL MINERALS CORPORATION
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

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

N/A
 (Title of Class)

Number of outstanding shares of each of the issuer’s classes of capital or common stock on December 31, 2004.

37,629,851 Common Shares Without Par Value
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

Item 17 ☒   Item 18 ☐

T A B L E O F C O N T E N T S

--2--

GENERAL

In this Annual Report on Form 20-F, all references to “we”, the “Company” or “Continental” refer to Continental Minerals Corporation and its consolidated subsidiaries.

The Company uses the Canadian dollar as its reporting currency. All references in this document to “dollars” or “$” are expressed in Canadian dollars, unless otherwise indicated. See also Item 3 – “Key Information” for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of May 31, 2005 and all information included in this document should only be considered correct as of such date.

GLOSSARY OF TERMS USED IN THIS ANNUAL REPORT ON FORM 20-F

Certain terms used herein are defined as follows:

arc	A complex of volcanic and plutonic igneous rocks that originally formed along a deep structural zone in the ocean floor near to the edge of a continent.

aureole	see “metamorphic aureole”

batholith	A large mass (greater than 100 square kilometres) of course grained plutonic igneous rock, formed at considerable depth but which is now exposed at surface.

diorite	A common coarse-grained igneous rock of intermediate composition.

metamorphic aureole
Metamorphism is change in a rock and its mineral components due to temperature and pressure conditions in the earth’s crust, related to volcanic activity or mountain building processes. The aureole is the area surrounding this activity in which the rocks have been metamorphosed.

mineral symbols	Au – Gold; Cu – Copper; Pb – Lead; Ag – Silver; Zn – Zinc; Mo – Molybdenum.

plutonic-volcanic complex	An area of igneous rocks formed below the surface (plutonic) and at the surface (volcanic), and generally have formed by the same time or related events.

porphyry deposit	A type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

skarn deposit	A type of mineral deposit in which an accumulation of sulphides and alteration minerals occur in limestone and may be associated to an intrusive igneous rock.

sulphide minerals	Pyrite and pyrrhotite (iron sulphides), chalcopyrite (copper sulphides), sphalerite (zinc sulphide), galena (lead sulphide), molybdenite (molybdenum sulphide).

veinlet-hosted	In this case, the metals of interest are contain within small veins, which are linear cracks or structures within the rocks.

--3--

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements appear in a number of different places in this Annual Report and can be identified by words such as “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may expressed or implied by such forward-looking statements. The statements, including the statements contained in Item 3D “Risk Factors”, Item 4B “Business Overview”, Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk”, are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Forward-looking statements include statements regarding the outlook for the Company’s future operations, plans and timing for its exploration programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. The Company’s actual results may differ materially from those in the forward-looking statements due to risks facing the Company or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

•	general economic and business conditions, especially investors’ attitudes to junior resource exploration issuers and their willingness to fund them;

•	prices of metals, costs associated with mineral exploration and other economic conditions;

•	lack of exploration success;

•	foreign and other investment law attitudes by Chinese government authorities, including changes in mining regulation;

The Company advises you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. The Company assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements. You should carefully review the cautionary statements and risk factors contained in this and other documents that the Company files from time to time with the Securities and Exchange Commission.

--4--

PART 1

--5--

ITEM 1          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.          Directors and Senior Management

Not applicable.

B.          Advisors

Not applicable.

C.          Auditor

Not applicable.

--6--

ITEM 2          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

--7--

ITEM 3          KEY INFORMATION

A.          Selected Financial Data

The following tables summarize selected financial data for Continental extracted from Continental’s audited financial statements for the last five fiscal years ended December 31, 2004, 2003, 2002, 2001 and 2000.

Continental’s annual financial statements have been audited by its current independent registered public accounting firm, KPMG LLP, Chartered Accountants. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Note 9 to the 2004 annual financial statements provide descriptions of the material measurement differences between Canadian GAAP and United States generally accepted accounting principles (“US GAAP”) as they relate to Continental and reconciliation to US GAAP of Continental’s financial statements.

The following selected financial data is presented in Canadian dollars.

Canadian GAAP

	As at December 31
	(Cdn$)
Balance Sheet Data	2004	2003	2002	2001	2000

Total assets	$7,504,357	$2,980,415	$231,972	$283,968	$28,982,840
Total liabilities	354,239	169,290	19,123	38,088	3,498,692
Share capital(1)(3)	10,843,269	3,279,360	7,564,652	7,024,819	32,239,603
Deficit(1)	(6,420,405)	(821,088)	(7,694,111)	(7,471,248)	(6,755,455)
Net assets	7,150,118	2,811,126	212,850	245,880	25,484,148

	Year ended December 31
	(Cdn$)
Statement of Operations Data	2004	2003	2002	2001	2000

Interest (income)	$(119,588)	$(5,754)	$(2,389)	$(8,824)	$(13,696)
General and administrative
expenses	994,938	251,125	225,252	475,264	445,351
Exploration expenditure	2,139,062	–	–	–	–
Stock-based compensation(5)	2,435,995	352,854	–	–	–
Write down of mineral property
interests	–	–	–	249,353	–
Foreign exchange loss	148,910	–	–	–	–
Loss (income) for the year	5,599,317	598,225	222,863	715,793	431,655
Loss per common share(2)	0.17	0.03	0.01	0.16	0.35

--8--

US GAAP

	As at December 31
	(Cdn$)
Balance Sheet Data	2004	2003	2002	2001	2000

Total assets(4)	$21,018,243	$16,494,302	$13,513,886	$13,797,853	$15,767,719
Total liabilities(4)	13,868,125	13,683,176	13,533,009	13,551,974	3,498,692
Share capital(3)	31,223,106	23,659,197	20,815,550	20,275,717	32,239,603
Deficit	(27,142,551)	(21,543,234)	20,945,009	(20,722,146)	(19,970,576)
Net assets	7,150,118	2,811,126	212,850	245,880	12,269,027

	Year ended December 31 (Cdn$)

Statement of Operations Data	2004	2003	2002	2001	2000

Interest (income)	$(119,588)	$(5,754)	$(2,389)	$(8,824)	$(13,696)
General and administrative
expenses	994,938	251,125	225,252	475,264	445,351
Exploration expenditure	2,139,062	–	–	35,777	56,631
Stock-based compensation(5)	2,435,995	352,854	–	–	–
Write down of mineral property
interests	–	–	–	249,353	–
Foreign exchange	148,910	–	–	–	–
Loss (income) for the year	5,599,317	598,225	222,863	751,570	485,286
Loss per common share(2)	0.17	0.03	0.01	0.17	0.39

Notes:

(1)
Continental has expensed mineral exploration costs as incurred, which is consistent with US GAAP, whereby all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production.

(2)
Under Canadian GAAP and US GAAP management incentive shares held in escrow, releasable over specified periods, are excluded from the computation of loss per common share before the conditions for their release have been achieved. As at December 31, 2003 there were 4,650,000 Continental common shares held in escrow. At December 31, 2004, there were no Continental common shares held in escrow.

Additionally, Statement of Financial Accounting Standards No. 128: Earnings per Share (“SFAS 128”) replaces the presentation of primary earnings per share (“EPS”) with a presentation of both basic and diluted EPS for all entities with complex capital structures, including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock and is computed similarly to fully diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

--9--

Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

(3)
At the annual and extraordinary general meeting of shareholders of the Company held in June 2004, a special resolution was passed permitting the paid-up capital of the Company’s common shares to be reduced by $7,471,248 (which represented the accumulated deficit of the company at December 31, 2001). This reduction was presented as a $7,128,939 reduction of share capital and $342,309 reduction in contributed surplus for Canadian GAAP purposes. This offset of accumulated deficit against share capital is not allowable under US GAAP.

(4)
US GAAP does not permit the offset of a financial asset and financial liability when more than two parties have an interest in the financial asset and liability, which is permitted under Canadian GAAP. As such, the Gibraltar preferred shares and the redeemable preferred shares of the Company would be presented on the balance sheet at their gross value as a financial asset and a financial liability respectively under US GAAP.

(5)	Effective January 1, 2002, the Company prospectively adopted the fair value method of accounting for stock-based compensation for both Canadian GAAP and US GAAP purposes.

	As at December 31
	(Cdn$)
Period End Balances (Canadian GAAP)	2004	2003	2002	2001	2000
Working capital (deficiency)	$7,150,117	$2,811,125	$212,849	$245,879	$(3,474,860)
Plant and equipment, net	–	–	–	–	8,488
Mineral property interests	–	–	–	–	28,775,519
Shareholders’ equity (deficit)	7,150,118	2,811,126	212,850	245,880	12,269,027
Number of common shares
outstanding at year end	37,629,851	26,145,352	20,594,101	16,748,391	1,248,391

See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for further details, including note 9, which reconciles Canadian GAAP to US GAAP.

The Company has not declared or paid any dividends since incorporation.

Currency and Exchange Rates

On May 31, 2005, the Federal Reserve noon rate for Canadian Dollars was US$1.00 to Cdn$1.246. The following tables set out the exchange rates, based on the buying rates posted on the Bank of Canada website (www.bankofcanada.ca) for the conversion of Canadian Dollars into U.S. Dollars.

	For year ended December 31
	2004	2003	2002	2001	2000
End of Period	$1.2036	$1.2924	$1.5796	$1.5926	$1.5002
Average for the Period	$1.3015	$1.3402	$1.5704	$1.5484	$1.4852
High for the Period	$1.3968	$1.5747	$1.6132	$1.6021	$1.5593
Low for the Period	$1.1774	$1.2924	$1.5110	$1.4936	$1.4341

--10--

Monthly Low and High Exchange Rate
	Low	High
May 2005	1.2372	1.2704
April 2005	1.2147	1.2569
March 2005	1.1978	1.2494
January 2005	1.2241	1.2584
January 2005	1.1948	1.2470
December 2004	1.1796	1.2467

Exchange rates are based upon the noon buying rate in foreign currencies as certified by the Bank of Canada.

B.          Capitalization and Indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

An investment in the Company’s common shares is highly speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information that the Company files with the Securities and Exchange Commission and with Canadian securities regulators before investing in the Company’s common shares. The risks described below are not the only ones faced. Additional risks that the Company is aware of or that the Company currently believes are immaterial may become important factors that affect the Company’s business. If any of the following risks occur, or if others occur, the Company’s business, operating results and financial condition could be seriously harmed and the investor may lose all of his or her investment.

No Ore. The Xietongmen Project, the Company’s only active resource prospect, is in the early exploration stage as opposed to the development stage and has no known body of economic mineralization. There is currently no significant plant or equipment located at the Xietongmen Property. The known mineralization at the Xietongmen Property has not been determined to be economic ore. Although the Company believes that exploration data available is encouraging, there can be no assurance that a commercially mineable ore body exists on the Xietongmen Property. There is no certainty that any expenditures made in the exploration of the Company’s mineral property will result in discoveries of commercially recoverable quantities of ore. Such assurance will require completion of a final comprehensive feasibility study, and possibly further associated exploration and other work that concludes that a potential mine is likely to be economic. In order to carry out exploration and development programs of any economic ore body and to place it into commercial production, the Company must raise substantial additional funding.

Dependence on Management. The success of the activities of Continental is dependent to a significant extent on the efforts and abilities of its management. Investors must be willing to rely to a significant extent on their discretion and judgment. Continental does not have full time management and does not maintain key employee insurance on any of its employees.

--11--

Continental Has No History of Earnings and No Foreseeable Earnings. Continental and its predecessor companies have an extended history of losses and there can be no assurance that Continental will ever be profitable. Continental has paid no dividends on its shares since incorporation and does not anticipate paying dividends in the foreseeable future.

Foreign Jurisdiction. Continental’s only mineral property is located in Tibet, China. China is a developing nation, experiencing rapid economic reform and its political direction and institutions are evolving. Operating in China involves greater uncertainties relating to legal and economic rights than, for example, operating in North America.

There are, to Continental’s knowledge, no Chinese governmental regulations which would preclude the Company from conducting mining operations on the Xietongmen Property after due compliance with applicable mining permit requirements. Potential future environmental regulations, land claims, or government decrees could, however, have an adverse impact on the profitability or feasibility of the Company’s project. Continental is not aware of any specific new or adverse environmental legislation proposed in China. However, it is not possible to assess with any certainty the potential impact of such possible future regulations.

Going Concern Assumption. Continental’s consolidated financial statements have been prepared assuming Continental will continue on a going-concern basis. Although at December 31, 2004 Continental had working capital of $7.2 million the costs required to maintain Continental’s administration and to complete the acquisition and planned exploration of the Xietongmen Property will likely be significantly in excess of this amount. Accordingly, unless additional funding is obtained, this assumption will have to change and Continental’s assets may have to be written down to asset prices realizable in insolvency or distress circumstances. The report of our independent registered public accounting firm on the December 31, 2004 consolidated financial statements includes an additional paragraph that states that substantial doubt exists with respect to the Company’s ability to continue as a going concern. Such financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Additional Funding Requirements. Continental’s operations consist almost exclusively of cash consuming activities, given that it currently has no mineral properties that are currently in production. Continental will need to receive significant new equity capital, and failing that, it may cease to be economically viable.

General Mining Risks. Factors beyond the control of Continental will affect the marketability of any substances discovered from any resource properties Continental may acquire. Metal prices, in particular copper and gold prices, have fluctuated widely in recent years. Government regulations relating to price, royalties, allowable production and the importing and exporting of minerals may also adversely affect Continental. There can be no certainty that Continental will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and operations at any projects it may acquire and environmental concerns about mining in general continue to be a significant challenge for Continental as they are for all mining companies.

Continental’s Share Price Has Historically Been Volatile. The market price of a publicly traded stock, especially a junior resource issuer like Continental, is affected by many variables not directly related to the exploration success of Continental, including the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSX Venture Exchange (“TSXV”) and the Over the Counter Bulletin Board (“OTC-BB”) suggests Continental’s shares will continue to be volatile. Continental shares have ranged between approximately Cdn$0.20 and over Cdn$2.19 on the TSXV in the last 3 years.

Continental’s Directors and Most Officers are Part-Time and Serve as Directors and Officers of Other Companies. Some of the directors and officers are engaged, and will continue to be engaged, in the search for additional business opportunities on their own behalf, and on behalf of other companies, and

--12--

situations may arise where these directors and officers may be, or perceived to be, in competition with Continental in connection of mineral property opportunities.

Penny Stock Classification Could Affect the Marketability of the Company’s Common Stock and Shareholders Could Find It Difficult to Sell Their Stock. The Company’s stock may be subject to “penny stock” rules as defined in Securities and Exchange Act of 1934 rule 3a51-1. The Securities and Exchange Commission has adopted rules which regulate broker-dealer practices in connection with transactions in penny stocks. The Company’s common shares may be subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

Further, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Currency Fluctuations. The Company’s cash reserves and expenditures may be significantly affected by changes in the Canadian Dollar to US Dollar exchange rate. It is possible that the Chinese Yuan to US Dollar rate may be unfixed and fluctuate with adverse consequences to Continental. The Canadian Dollar/US Dollar exchange rate has varied significantly over the last several years.

Likely PFIC Status Has Consequences for U.S. Investors. Shareholders who are U.S. taxpayers should be aware that Continental expects to be a passive foreign investment company (“PFIC”) for the current fiscal year, may also have been a PFIC in prior and may also be a PFIC in subsequent years. If Continental is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Continental. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Continental’s net capital gain and ordinary earnings for any year in which Continental is a PFIC, whether or not Continental distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election, generally, must include as ordinary income in each year, the excess of the fair market value of the common shares over the taxpayer’s tax basis therein.

--13--

Significant Potential Equity Dilution. At May 31, 2005, Continental had approximately 11.3 million share purchase warrants convertible into one common share at exercise prices of $0.50 and $1.05 expiring between December 31, 2005 and July 12, 2006, which will likely act as an upside damper on the trading range of Continental’s shares. The unrestricted resale of outstanding shares in Canada from the exercise of dilutive securities may have a depressing effect on the market for Continental’s shares. Dilutive securities at May 31, 2005 represent approximately 42% of Continental’s currently issued shares. These dilutive securities are generally exercisable at prices significantly below current market price and accordingly will result in dilution to existing shareholders if exercised.

--14--

ITEM 4          INFORMATION ON THE COMPANY

SUMMARY

A.         History and Development of the Company

1.	The legal name of the company, which is the subject of this Form 20-F, is “Continental Minerals Corporation” (herein “Continental” or the “Company”).

2.	Continental was incorporated in British Columbia, Canada on February 7, 1962 and has undergone a number of name changes since that time.

3.
Continental was incorporated under and continues to subsist under the laws of the Province of British Columbia, Canada. Continental’s exploration activities are conducted in the People’s Republic of China, and the Company is administered from British Columbia. The corporate laws pertinent to Continental are those of the Province of British Columbia, although it is subject to the securities legislation of British Columbia and the United States. Continental’s principal business office is located at Suite 1020, 800 West Pender Street, Vancouver, British Columbia V6C 2V6.

4.	The principal business events in Continental’s 43 year history are (in chronological order from most recent):

(i)
entering into an agreement in February 2004 with China NetTV Holdings Inc. (“ChinaNet”) and certain others, pursuant to which the Company acquired the option to earn up to a 60% interest in ChinaNet’s Xietongmen copper-gold property, located approximately 260 kilometres southwest of Lhasa in Tibet. In November 2004, the Company and ChinaNet superseded the February agreement and restructured the option so that the Company acquired the option to purchase up to 60% of the shares of Highland Mining Inc. (“Highland”), a British Virgin Islands (“BVI”) company, which owns Tibet Tian Yuan Minerals Exploration Ltd. (“Tian Yuan”), a private Chinese corporation which had acquired 100% of the Xietongmen Property;

(ii)
the 2001 reorganization of Continental and the disposition of Continental’s then principal asset, the Harmony Gold Project, a gold project in British Columbia to a related party, Taseko Mines Limited (See Item 4(B)); and

(iii) its acquisition and subsequent exploration of the Harmony Project in the 1970s and 1980s.

5.	Continental has not made any material capital expenditures or divestitures in any of the last three financial years.

6.	Continental is not aware of any public takeover offers by third parties in respect of Continental’s common shares which have occurred during the last of current financial years.

--15--

B.          Business Overview

1.          Continental’s Business Strategy and Principal Activities

Continental (and its predecessor companies) has been in the natural resource exploration business since its incorporation. The Company’s principal business activity is the acquisition and exploration of mineral properties.

In February 2004, the Company announced that it had reached an interim option agreement with China NetTV Holdings Inc., a public company quoted on the OTC-BB, pursuant to which the Company had acquired the right to earn-in to either a 50% or a 60% direct working interest in ChinaNet’s Xietongmen copper-gold property, located approximately 260 kilometres southwest of Lhasa in Tibet, in the People’s Republic of China.

In November 2004, the Company and ChinaNet restructured the working interest option to instead give the Company an option to buy into a British Virgin Islands (“BVI”) company which by then indirectly owned the Xietongmen property through a Chinese subsidiary. Under the restructured arrangements, the Company acquired options to purchase 50% or 60% of the shares of Highland Mining Inc. , a BVI company which owns 100% of Tibet Tian Yuan Minerals Exploration Ltd., a private Chinese corporation which had acquired 100% of the Xietongmen Property.

In December 2004, the final formal agreement (the “Formal Agreement”) was finalized and received Canadian and Chinese regulatory approvals. Under the Formal Agreement, which superseded all prior agreements, the Company can acquire a total 60% interest in Highland by essentially paying and/or investing US$10 million. The option is divided into two “tranches”, the first to spend US$7 million to acquire 50% and, if tranche one is exercised, a second tranche to acquire an additional 10% for US$3 million.

Tranche One requirements are as follows:

(a)
paying initial option payments directly to the three initial incorporating shareholders of Highland totaling US$2 million and comprising US$1.2 million upon receipt of regulatory approvals (which was paid in December 2004) and US$0.8 million balance within one year, and

(b)
funding Highland directly to allow it to conduct US$5 million of exploration on the Xietongmen Project to earn an initial 50% interest in Highland. Of this, exploration expenditures of US$3 million are to be funded by November 10, 2005 with a further US$2 million of exploration expenditures to be funded by November 10, 2006. Highland will, in turn, fund Tian Yuan for exploration activities in connection with Xietongmen.

Upon acquisition of 50% of Highland, the Company can thereafter increase its interest in Highland to 60% (“Tranche Two”) by funding a further US$3 million in exploration expenditures on the Xietongmen Property by subscribing for additional shares in Highland as will represent 10% of the then issued shares, bringing the Company’s total to shareholdings to 60%. The election to increase shareholdings must be made on one month’s notice if the decision is made within 22 months from November 10, 2004 or two months notice if made after 22 months but before November 10, 2006.

Continental put its rights under the Formal Agreement into an indirect wholly owned Cayman subsidiary for tax planning reasons. Continental owns 100% of the shares of Cayman corporation, N7C Resources Inc., which in turn owns 100% of N8C Resources Inc. which itself holds the options under the Formal Agreement. Continental will fund its investment in Highland via N7C and N8C. Continental also agreed in May 2005 to sell 50% of the accumulated loans, to a maximum of US$4 million, to the initial shareholders of Highland (three Chinese nationals) for US$1 if commercial mining operations are established on the Xietongmen Property.

--16--

The Company accrued a portion of the finder’s fee of US$120,000 ($146,293), which was paid subsequent to the year end, in January 2005. The remaining US$80,000 finder’s fee will be due upon payment of the remaining US$0.8 million of the initial option payments.

Upon payment of the US$1.2 million (Cdn$1,435,292) in December 2004, the Company purchased and subsequently physically received 500,000 common shares of Highland, representing 50% of the share capital of Highland. Under the Formal Agreement the Company had agreed to pledge these shares to one of the founding shareholders of Highland, Chen Yulin, so that theses shares could be re-transferred to that founding shareholder of Highland for US$1 if the Company ceased to fund the Tranche One amounts described above. The shares are held in escrow by British Columbia attorneys for the initial Highland shareholders. The pledged Highland shares will be released to the Company upon completion of the option payments and funding of the required exploration expenditures required under Tranche One. Under the Formal Agreement and a related Shareholders’ Agreement respecting Highland, the Company will generally manage Highland and Tian Yuan during the 24 month option period.

In the event that the second option (“Tranche Two”) is exercised and the first US$8 million invested through the funding of the combined exploration expenditure requirements and Highland share subscription proceeds, further equity and/or loan funding of Highland is to made by the Highland shareholders proportional to their respective shareholdings in Highland (then 60% Continental, and 40% ChinaNet), with a pro rata equity dilution of the shareholdings of a shareholder which fails to take up within the required time (being no less than 60 days) its proportionate share of subsequent Highland equity or loan capital subscription allotments. If Continental only acquires a 50% shareholding by electing not to fund the additional US$3 million itself, then equity dilution in Highland will be effective in the event of subsequent allotments of Highland share or loan capital from that point. If a party’s shareholdings in Highland falls below 15%, the party may elect, in lieu of further equity dilution, to convert its shareholdings to a carried entitlement of 12.5% of the “after-excess-investment-pay-back” net profits of Highland. After-excess-investment-pay-back means, generally speaking, the Canadian GAAP profits that are available for distribution after the remaining funding shareholder has recovered all of its “excess” loan and equity investment in Highland, with the excess being measured from the time the non-funding shareholder elects to convert its shareholdings into the net profits interest and, thereby, give up its right to make further investments in Highland. Notwithstanding that such pay-back has not yet occurred, if Highland achieves net income of at least US$2 million in a year, the carried former shareholder will be entitled to an interim payment of US$250,000 to be credited against subsequent entitlements after the other party (which will then be the 100% Highland shareholder) has achieved its pay-back..

Continental personnel carried out project orientation and preliminary socio-economic work in May 2004. Surface geological mapping was also done to refine targets for diamond drilling. The total preliminary exploration expenditure in 2004 was approximately $2.1 million. In addition, the Company mobilized to site in the first quarter of 2005 and initiated drilling on the property in April 2005.

--17--

2.          Funding Initiatives

In July 2004, the Company completed a private placement of 7,000,000 units at a price of $1.00 per unit for gross proceeds of $7 million. Each unit was comprised of one common share and one share purchase warrant exercisable into one common share at $1.05 until July 12, 2006. The warrants are subject to a 45 day accelerated expiry upon notice by the Company (which has not been given), if the shares trade at or above $2.10 for 10 consecutive trading days.

C.          Organizational Structure

The following diagram illustrates the relationship between Continental and its subsidiaries, and the Company’s principal mineral property:

Continental also holds Gibraltar tracking preferred shares, as disclosed in Item 5E.

D.          Property, Plant and Equipment

Continental does not have any material plant or equipment.

--18--

E.          Further Particulars of Continental’s Properties

Xietongmen Property

Location, Access, Topography and Climate

Location and Property Description

The Xietongmen Property is located at latitude 29 degrees 22.5’ N and longitude 88 degrees 25.5’ E, approximately 260 kilometres southwest of Lhasa, Tibet, People’s Republic of China (Figure 1).

Figure 1 Location of Xietongmen Property

--19--

Mineral title is acquired by application to the Chinese government in a procedure that is the equivalent to map staking. The prospecting license number for the 1,290-hectare Xietongmen Property is 5400000320470. It was registered and issued by Tibet Geological Exploration Bureau, Ministry of Land and Resources. The expiry date is June 15, 2005 and it is extendable. To maintain the license, payment of an annual fee of approximately Cdn$20 per square kilometre is required. For the Xietongmen Property, the cost is approximately $258 per year. Prospecting work also needs to be done. Expenditures of approximately $80,000 to $100,000 per year are required to keep the Xietongmen Property in good standing.

Permits for surface and underground exploration surveys and drilling are in place. To mine, surface rights need to be purchased and a land use license acquired with an annual fee. Prospecting license holders have a “privileged priority” or “priority right” to obtain a mining license to the mineral resources within their prospecting area. The applicant must meet the conditions and requirements set out in the law in respect to such things as adequate funding, technical qualifications, mining plans and the preparation of environmental impact statements.

Topography, Climate, Access and Infrastructure

The Xietongmen Property lies south of the eastern Gangdese Mountains. Topography is moderate and the principal area of interest is at an altitude of approximately 4,200 metres. The broad Brahmaputra River valley is located approximately two kilometres from the property.

The property has a semi-arid climate with rainfall occurring from June to September and minimal to no precipitation from October to May. Night temperatures are -5 degrees to -15 degrees Celsius and day temperatures are +5 to +15 degrees Celsius. Summer temperatures range from 5 to 25 degrees. Little snow accumulates below an elevation of 5,000 metres. Exploration activities can be conducted year round with the exception of a few days during the rainy season and after the occasional snowfall.

From the paved highway from Lhasa to the city of Rikaze, a new paved road extends westward for a distance of approximately 53 kilometres from Rikaze along the north side of the Brahmaputra River valley and traverses close to the southern edge of the property. A highway and a hydroelectric transmission line pass near the southern boundary of the property.

The village of Rongma is situated approximately two kilometres southeast of the property. Fuel, food, lodging and office facilities are available in Rikaze. Other supplies, including heavy equipment, equipment operators and vehicles are readily available in Lhasa, which is also serviced by scheduled jet aircraft and paved highways.

Exploration History

Geochemical and geological surveys by the Tibet Geological Exploration Bureau (“TGEB”) during 1989-1990, followed by pitting and underground sampling (adit PD04), established the presence of disseminated and vein hosted copper-gold mineralization in a deposit of unknown dimensions. Adit PD04 was extended to about 200 metres in length, and two core holes, ZK0301 and ZK0701, totaling approximately 700 metres were drilled by a previous operator in 2003. This work further substantiated the presence of a copper-gold deposit in which mineralization is consistently present over substantial vertical and horizontal distances.

Geological and geochemical surveys over the southeastern portion of the alteration zone identified open-ended, coincident 1,500-metre long gold and copper anomalies. Limited diamond drilling and underground exploration workings tested the anomaly and returned long intervals of continuous, strong copper-gold mineralization.

--20--

In December 2003, Continental’s consultant reviewed exploration data from geological, geochemical and geophysical surveys and adit and drill core sampling to assess the potential of the Xietongmen Property to host an economic copper-gold deposit. During a property visit on December 17, 2003, surface outcrop in the vicinity of adit PD04 and the full extent of adit PD04 was examined. Adit PD01 was inaccessible. Diamond drill cores from the two holes drilled into the mineralized zone were examined on December 18 and 19, 2003. Samples were collected from adit PD04 and from both drill holes to verify the presence of copper and gold mineralization.

Nine drill core samples and five adit chip samples were shipped to Acme Laboratories, in Vancouver, BC, for analysis. Pulps from 323 drill core samples were sent to ALS Chemex Laboratory in North Vancouver, BC, for analysis.

Fourteen samples taken by Continental were shipped to IGGE-LAB, in Heibei, China, for drying and crushing. They were air freighted to Acme Analytical Laboratories, Vancouver, BC, for pulverization and analysis. All samples were subjected to multi-element analysis for 36 elements by Aqua Regia (AR) digestion, Inductively Coupled Plasma Atomic Mass Spectroscopy (ICP-MS) finish. The samples were also assayed for copper and zinc by four acid (total) digest with analysis by ICP. Gold analysis was performed on the samples by 30 gram Fire Assay Fusion (FA) with lead as a collector with an ICP finish.

A total of 322 samples were analyzed in two batches by the ALS Chemex laboratory in North Vancouver, BC. The first batch of samples from drill hole ZK0301 was submitted as prepared pulps. These samples were analyzed for copper by Four Acid (total) digestion with an Atomic Absorption Spectroscopy (AAS) finish and for gold by 30 gram FA with an AAS finish. The pulps from this batch were re-analyzed for Silver, copper, lead and zinc by AR digestion AAS finish and for 34 elements by AR digestion ICP-AES. The second batch of samples from drill hole ZK0701 was submitted as pulps. These pulps were re-pulverized to meet the specifications of 85% <75 microns in size. The samples were assayed for copper by four acid (total) digestion AAS finish (code Cu-AA62), for 34 elements by AR ICP-AES, for silver by 30 gram FA with AAS finish and for zinc by four acid (total) digestion AAS. In addition, two samples were assayed for silver by AR four acid digestion with an AAS finish.

Samples were collected from adit PD04 and from diamond drill holes ZK0301 and ZK0701 to verify the presence of gold and copper in concentrations in the range reported by the vendor. Adit and crosscut samples taken by Continental’s consultant are chip samples collected at approximately 10-20 centimetre intervals, about 1.3 metres above the floor of the adit over the stated length of the sample interval.

Nine due diligence ¼ core samples were taken on behalf of Continental. Continental’s samples were assayed at laboratories that are independent from those used by previous operators.

--21--

Results for twelve of the samples are tabulated below:

Significant Drill Hole and Adit Assay Intervals
Type	Drill Hole /Adit	From (metres)	To (metres)	Intercept (metres)	Au g/t	Cu %	CuEQ[1] %
DDH	ZK0301	34.64	269.21	234.57	0.58	0.47	0.84
DDH	ZK0301 Incl.	64.69	180.28	115.59	0.68	0.57	1.01
DDH	ZK0701	25.40	231.90	206.50	1.43	0.68	1.59
DDH	ZK0701 Incl.	25.40	118.05	92.65	1.96	1.02	2.27
Adit	PD01	0.00	58.00	58.00	0.44	0.32	0.60
CX	PD01-YM2	0.00	44.00	44.00	0.61	0.94	1.33
Adit	PD04	74.00	187.00	113.00	0.50	0.56	0.88
CX	PD04-YM2	0.00	24.00	24.00	0.71	0.50	0.96
CX	PD04-YM3	0.00	55.00	55.00	1.03	0.59	1.25
CX	PD04-YM3A	0.00	29.00	29.00	0.75	0.52	1.00
CX	PD04-YM4	0.00	76.20	76.20	1.91	1.23	2.45
CX	PD04-YM4 Incl.	32.00	52.00	20.00	4.01	1.87	4.43

Assay results for the drill holes were analyzed by ALS Chemex of Vancouver, BC and assay results for channel samples for the adits and related cross-cuts were analyzed by CLTB Labs of Lhasa, Tibet, China.

1Copper equivalent calculations use metal prices of US$0.80/lb for copper and US$350/oz for gold. Adjustment factors to account for differences in relative metallurgical recoveries will depend upon the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 11.25/17.64) . DDH = Diamond drill hole, CX = Crosscut

These assay results are significant and indicate that a potentially important porphyry-like copper-gold deposit has been discovered. Most of the known extent of the prospective alteration zone has not been surveyed nor has the full length of the alteration zone been defined.

Continental personnel carried out project orientation and preliminary socio-economic work in May 2004. Surface geological mapping was also done to refine targets for diamond drilling.

Geology

The Xietongmen Property is situated within the Gangdese Arc, an east-west trending Cretaceous to Tertiary continental plutonic-volcanic complex. A four-kilometre long zone of altered intermediate volcanic and related intrusive rocks, adjacent to an altered diorite porphyry stock, hosts widespread disseminated and veinlet-hosted, porphyry-like copper and gold mineralization. The well-mineralized zone is overprinted by a contact metamorphic aureole associated with the southern contact of the Gangdese batholith (a large body of coarse grained igneous rocks).

Mineralization on the Xietongmen Property is spatially associated with a 150 metre to 500 metre wide, northwest trending, gossanous (iron oxide stained) alteration zone that has been traced by geochemical surveys, geological mapping and test pit excavation over a 1,500 metres length and for an additional approximately three kilometres by prospecting. Sulphide minerals, hosted by metamorphosed intermediate volcanic rocks (dacite tuffs, flows) and/or dykes, occur predominantly as disseminated grains in the rock groundmass and in quartz veinlets that range up to 20 millimetres in thickness.

Mineralization has been traced through an exploration adit with several crosscuts, and two diamond drill holes, establishing good horizontal and vertical continuity over a volume of approximately 200 metres by 250 metres by 300 metres. The extent of the mineralization remains open in all directions. The mineralized alteration zone widens to the southeast where it becomes covered by shallow, laterally extensive alluvium.

--22--

Sulphide mineralization within the zone averages about 5% and ranges up to 15% by volume. In order of relative abundance, the sulphides present are pyrite and pyrrhotite (iron sulphides), chalcopyrite (copper sulphide), sphalerite (zinc sulphide), with minor galena (lead sulphide) and traces of molybdenite (molybdenum sulphide). Silver, zinc and lead concentrations are relatively high for a porphyry-type deposit and have the potential to add substantial byproduct credits. Multi-element geochemical analyses indicate very low arsenic, antimony, mercury and bismuth concentrations.

The proximity to the Gangdese batholith and diorite porphyry stock (smaller body of igneous rocks), and the broad extent and form of the copper-gold mineralization leads to the interpretation that the Xietongmen deposit as an atypical porphyry copper-gold deposit. The deposit also has minor copper-gold-zinc skarn-like features that have been overprinted by metamorphic minerals developed from the intrusion of the Gangdese batholith.

Exploration and Development

In the area of the drill holes and adits, the large four-kilometre-long Xietongmen alteration zone contains broad intervals containing substantial concentrations of disseminated and veinlet hosted gold and copper-bearing sulphide minerals, particularly chalcopyrite. This style of copper and gold mineralization is porphyry-like. The proximity of the mineralization to an altered diorite porphyry stock further supports the possibility that the Xietongmen deposit is a porphyry copper-gold deposit. Some atypical aspects of the deposit have resulted from overprinting by metamorphism in areas adjacent to the Gangdese batholith.

The long continuous intervals of copper and gold mineralization and the robust grades encountered in the drill holes ZK0301, ZK0701 and adit PD04 (235 metres at 0.47 % Cu and 0.58 g/t Au, 207 metres at 0.68 % Cu and 1.43 g/t Au and 113 metres at 0.56 % Cu and 0.50 g/t Au, respectively) compare well with the grade of many producing porphyry deposits. Mineralization in the area drilled is open in all directions and the full extent of the host alteration zone remains to be determined and explored.

The grade and continuity of mineralization discovered at Xietongmen demonstrates that the property has excellent potential to host a large porphyry-like copper-gold deposit that is amenable to open pit mining. Due to these factors, the property warrants an aggressive, two phase exploration program, comprising geological survey and diamond drilling.

Project costs of approximately $2.1 million were incurred in 2004 in connection with Xietongmen: $0.5 million was spent on geological activities and preparations for the drilling program, and $1.6 million was spent on property and finder’s fees.

Environmental and Socioeconomic Factors and Approach

The Xietongmen property is located in a rural area. The nearest village is two kilometers from the property and its economy is based on agricultural activities. The nearest commercial facilities (food, fuel, accommodation) and population centre is the city of Rikaze, located 53 kilometres from the property. Other supplies and equipment are available 260 kilometres away in the city of Lhasa, which is the transportation and commercial centre of Tibet.

Continental’s approach to project development is to develop and maintain strong relationships with local communities, employees and government authorities from the start of exploration and as the project advances towards becoming a mine. The Company’s personnel have experience in multiple foreign jurisdictions, and the perspective gained has assisted with the integration of local communities in the exploration and development programs.

Activities are guided by two simple principles - projects must be developed in a manner that respects local socio-economic priorities and incorporates the highest quality of environmental management. This

--23--

is done by actively fostering close partnerships with local governments and community leaders to ensure that projects create the kind of local benefits that residents both want and need. When undertaking projects in the developing world, the Company seeks opportunities to improve local infrastructure such as roads and educational systems. Training is undertaken to ensure local residents are equipped to gain employment, and high standards of occupational health and safety are an integral part of the Company’s work.

Beyond compliance with government regulations and standards, Continental is committed to structuring the best environmental management plan for each specific site through innovation, experience and the contributions of specialized consultants and local experts. Environmental management programs begin with rigorous baseline assessments, and include ongoing monitoring of water quality, wildlife impacts and other key indicators. The ecological footprint of all project components is minimized, operational impacts are consistently monitored and controlled, and site restoration is conducted at the end of each project’s working life.

Plan of Operation - 2005

Personnel were mobilized to site during the first quarter of 2005 to prepare for the drilling program. Drilling began in April 2005. The planned phase one program encompasses 8,000 metres of drilling in approximately 26 holes focused over an area measuring approximately 250 metres by 300 metres. The program is designed to infill between and step out from the high grade holes and cross cut described above. The plan is to drill the holes at a 50-metre spacing to confirm the continuity and structural controls and orientation.

Proposed Phase I Program

Diamond drilling	$1,147,100
Technical and support wages and supervision	556,000
Assays and sample preparation	233,900
Property fees	180,000
Food and accommodation	284,000
Travel	67,600
Equipment and freight	62,000
Engineering	10,000
Environmental	15,000
Community liaison	10,000
Field office	501,600
Total Phase 1 (2005)	$3,067,200
Preparatory costs (incurred in 2004)	460,500
TOTAL	$3,527,700

Proposed Phase II

Contingent on the results of Phase I, a more extensive second phase program will take place. The planned program comprises holes at 100-metre step outs, surrounding the core area tested in Phase I.

Mining In China - An Overview

Currency

The current monetary unit in China is the Renminbi (also referred to colloquially as "yuan") (“RMB”). Since 1993, the internal exchange rate has declined slightly from 8.45 RMB per US$1.00 to 8.27 RMB

--24--

per US$1.00 at April 29, 2005. The Chinese government has pegged the Renminbi to the US Dollar at approximately 8.28 RMB per US Dollar, but may discontinue this practice at any time.

Outward Remittance of Funds by Foreign Investors

China has a set of regulations relating to outward remittance by foreign investors of their share of profits and final repatriation of their investments in foreign currency. Subject to payment of applicable taxes on profits and payment of its paid-up subscribed capital contribution, the foreign investor in a foreign investment enterprise may remit out of China, in foreign exchange, its share of the distributable profits or dividends derived from the enterprise. Remittance by a foreign investor of some other amounts (including, for instance, proceeds of sale arising from a disposal by the foreign investor of any of his investment in China and a foreign investor’s distributable income derived from the assets of the foreign investment enterprise after its liquidation) out of China is subject to the approval of the State Administration of Foreign Exchange.

Environmental Law

In March 1994, the Chinese government adopted and promulgated China’s Agenda 21 - White Paper on China’s Population, Environment and Development in the 21st Century. This document puts forward China’s overall strategy, measures and program of action for sustainable development. The Environmental Protection Law of the People’s Republic of China has established the basic principles for balancing environmental protection with economic and social development and defines the rights and duties of governments of all levels and of all individuals and corporations regarding environmental protection. China has enacted and promulgated many special laws in environmental protection, including the Law on the Prevention and Control of Water Pollution, Law on the Prevention and Control of Air Pollution and the Law on the Prevention and Control of Environmental Pollution by Solid Waste. In addition, the Chinese government has enacted more than 30 administrative decrees regarding environmental protection.

Mineral exploration must be carried out in compliance with all environmental legislation and regulations and an environmental impact assessment report must be filed when applying for the establishment of a mineral exploration or mining corporation and when applying for a mining permit.

Costs incurred by the Company to comply with environmental regulations to date have been nominal compared to its exploration expenditures.

Mining Law

Natural resources in China are the property of the State. A new Mineral Resources Law of the People’s Republic of China came into force on January 1, 1997. The recently created Ministry of Land and Resources (“MOLAR”) has assumed centralized and consolidated control over all mineral resources in China. MOLAR and its provincial agencies are responsible for issuing exploration and mining permits, which represent the rights to explore and mine natural resources in China.

In early 1998 three regulations were promulgated, regarding (a) Registering to Explore for Mineral Resources Using the Block System; (b) Registering to Mine Mineral Resources; and (c) Transferring Exploration Rights and Mining Rights. In late 2000, a new regulation was promulgated regarding the Grant and Transfer of Mineral Rights. Applicants, subject to certain registration and business license requirements, may apply to obtain exploration permits. Permit holders must pay an annual exploration fee ranging from 100 to 500 RMB per square kilometre. Minimum exploration expenditures of 2,000 RMB in the first year, 5,000 RMB in the second year and 10,000 RMB in the third year for each square kilometre must be committed within an exploration permit. Generally, an exploration permit is valid for no more than three years but extensions may be granted for periods not to exceed two years for each

--25--

extension. Exploration programs must commence within six months of the issuance of the exploration permit. Otherwise, fines may be imposed depending on the size of the exploration permit.

A mining permit, which is required for any exploitation and mining activities, can be obtained by applying to the appropriate government department. The holder of exploration rights for a particular area has priority to obtain mining rights for the same area within the valid term and reserved term of the exploration permit or permits. The Holder of a mining permit is required to pay mining fees, which are calculated and payable annually, depending on the number of square kilometres within the mining permit. If the mining project is large, the mining license is normally valid for a period of up to 30 years, 20 years for medium scale projects, and 10 years for small-scale projects. Applications can be made to extend the valid period of the mining license.

If the exploration permit or mining permit to be granted to an applicant was developed with State funds, the applicant will be required to pay a purchase price for such permit that is determined based on a formal valuation of the permit by a local mining industry assessor, such valuation being subject to verification by MOLAR.

Exploration rights and mining rights can be transferred, with government approval, provided that, among other things, a minimum capital investment has been made and a minimum period has passed since the transferor’s original acquisition of such rights.

The Chinese government has classified mineral exploration by foreign companies as being encouraged, allowed, restricted or prohibited, depending on the mineral. In accordance with an official catalogue most recently amended in January 2005, foreign investment in the mining of low-grade and refractory gold ores and in the exploration and mining of all types of copper is encouraged, while foreign investment in the mining of other types of gold ores and in the exploration of all types of gold ores is restricted. Sino-foreign joint ventures may be established to mine and to explore for gold ores or copper ores in China. Wholly foreign owned enterprises may be established to mine copper and other minerals not subject to restrictions.

Tax Law

Generally, a foreign-invested exploration and mining company (“FIMC”) such as Tian Yuan that engages in the mining of metal ores would be subject to the following taxes and fees in China:

Enterprise income tax. An FIMC will be subject to a 33% enterprise income tax (30% national tax plus a 3% local tax) calculated on net income. The enterprise income tax may be reduced to 15% through 2010 if the FIMC is considered an “encouraged project” by the tax authority. An “encouraged project” must meet certain criteria, including:

  being established in the “Western Region” of China, an area that includes Tibet;
  its main business is considered “encouraged” under the Foreign Investment Catalogue or falls under the Catalogue for Guiding Foreign Investment in the Dominant Industries of the Central and Western Regions; and
  more than 70% of its revenue arises from the encouraged business.

Under the current Foreign Investment Catalogue, gold exploration and mining are considered restricted except for the mining and dressing of low-grade, refractory gold, which is considered encouraged. Copper exploration and mining is also encouraged.

Depending on the scope of its production activities, Tian Yuan may be eligible for an initial exemption from enterprise income tax, followed by a tax reduction, for a period calculated from its first profit-making year.

Dividends Highland as a foreign investor receives from a foreign invested enterprise such as Tian Yuan will be exempt from withholding income tax in China. In addition, if Highland reinvests its profits earned from Tian Yuan, 40% of the enterprise income tax paid by Tian Yuan corresponding to the reinvestment amount may be refunded upon satisfaction of certain stipulated conditions. The refund rate may be up to 100% if the reinvested enterprise is a technologically advanced enterprise or meets other stipulated conditions.

VAT. Value-added tax (“VAT”) is levied on the sale of goods and the provision of certain categories of processing and other services under the Provisional Regulations on Value-Added Tax. The general rate of VAT is 17%. The mining and dressing of ferrous and most non-ferrous minerals is subject to a 13% rate. Gold production is currently ‘zero rated’ for VAT purposes.

Resource tax, compensation fees and land use rights:

The Resource Tax Regulations and the Regulations Concerning Administration of the Collection of Mineral Resource Compensation Fees require that resources tax and resource compensation fee be collected from all mining companies operating in China, including FIMCs.

--26--

Resource tax. An FIMC may be subject to resource tax. The State Council determines the taxable resource items and the range of the tax rates in general, and the Ministry of Finance decides on the specific tax rates applicable to particular projects. According to the Resource Tax Regulations, the applicable rates for non-ferrous metallic mineral ore such as gold and copper range from RMB 0.4 to RMB 30 per tonne.

Mineral resource compensation fee. An FIMC as the mining rights holder must pay a mineral resource compensation fee, which equals to a certain percentage of the revenue generated from sales of relevant mineral products, ranging from 0.5% to 4%. The applicable rate is subsequently reduced though the application of a “recovery rate coefficient”. FIMCs engaged in exploration and mining of non-oil/gas mineral resources in the Western Region are exempt from paying mineral resource compensation fees for one year and pay half of the fees in the ensuing two years. An FIMCs that is engaged in an exploration or mining project that is encouraged under the Foreign Investment Catalog exempt from paying the mineral resource compensation fees for five years.

Land use rights grant fees or rentals. An FIMC must apply for temporary or formal land use rights in order to explore or mine minerals, and must pay the applicable land use rights grant fee if the company obtains the land use rights by way of grant, or pay rent if the company obtains the land use rights by way of renting. The rates of the land use rights grant fees or rentals are determined locally.

ITEM 5          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Continental is an exploration stage company engaged in the exploration of the Xietongmen Property. Continental does not have any properties in the development or production stages. Accordingly, Continental does not achieve revenues from its operations.

Continental’s plan of operations is to continue Phase I of its exploration program at the Xietongmen Property, as described in detail under Item 4B of this Annual Report on Form 20-F. Continental’s accounting policy is to expense expenses incurred in connection with the exploration and development of mineral properties. Accordingly, Continental’s operating expenses are expected to increase during the current fiscal year as the plan of operations involving exploration on the Xietongmen property is carried out.

Continental presently has sufficient financial resources to complete Phase I of its plan of operations. However, the full cost of completing all phases of the exploration program, which forms part of the plan of operations, is in excess of the Company’s current capital resources.

Continental’s consolidated financial statements have been prepared using accounting principles applicable to a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Continental’s financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

The following discussion should be read in conjunction with the audited consolidated financial statements and related notes, accompanying this Annual Report. The Company prepares and files its consolidated financial statements with various Canadian regulatory authorities in accordance with Canadian generally accepted principles (“GAAP”). References should be made to note 9 to the annual financial statements which provide reconciliation between US GAAP and Canadian GAAP and their effect on our consolidated financial statements.

A.          Operating Results

The Company’s annual and quarterly operating results are primarily affected by the level of exploration activity associated with its mineral property interests. Economic factors such as foreign exchange fluctuations, mineral prices and regulatory developments may also affect the Company’s operating results and the volatility of the trading price of its common stock. To management’s knowledge, there are no known governmental, economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company’s operations or investments by the Company’s U.S. shareholders. Inflationary factors have not had a material impact on the Company’s operating results for fiscal 2004 or fiscal 2003.

Fiscal 2004 Compared with Fiscal 2003

The net loss for fiscal 2004 increased to $5.60 million from $0.60 million in fiscal 2003. The increase was primarily due to the exploration expenditures on the Xietongmen Property. The total net loss was comprised of exploration expenditure of $3.37 million (2003 – nil) and administrative expenses of $2.23 million (2003 - $0.60 million).

The exploration expenditures of $3.37 million included costs for preliminary exploration of $0.56 million, option fees of $1.58 million and stock-based compensation of $1.23 million. The main exploration

--27--

expenditures during the year were $0.18 million for geological wages, $0.10 million for transportation, $0.03 million for assays and analysis, $0.12 million for drilling, $0.01 million for environmental and socioeconomic costs, and $0.09 million for site activities, all at Xietongmen.

Stock-based compensation of $2.43 million was charged to operations during the fiscal year 2004, compared to $0.35 million in 2003. $1.23 million of the fiscal 2004 stock-based compensation were granted to exploration personnel (2003 – nil) and $1.20 million were granted to administrative personnel (2003 – $0.35 million). The increase in stock-based compensation expense was primarily related to the stock options granted to non-employees during the year. It was also due to the increase in the share price of the Company in 2004, since the stock price is a significant component of the value of stock-based compensation for unvested grants to non-employees.

The main administrative costs during the year were for salaries, office and administration, and legal, accounting and audit fees associated with negotiations related to the Xietongmen Property. Conference and travel expenses increased to $0.05 million, compared to $0.03 million in 2003. The cost of salaries, office and administration increased to $0.44 million, compared to $0.14 million in 2003. Legal, accounting and audit expenses increased to $0.43 million, compared to $0.02 million in 2003. In contrast, trust and filing fees decreased to $0.03 million in 2004, compared to $0.05 million in 2003. Included in the total administrative costs was stock-based compensation expense of $1.20 million. Interest income increased to $0.12 million in 2004, compared to $0.01 million in 2003. This reflected the increased cash reserve due to the private placement of $7.0 million in July 2004 to fund Xietongmen project.

Hunter Dickinson Inc. (“HDI”) carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of the Company (see Item 7). The Company reimburses HDI on a full cost-recovery basis. Costs for services rendered by HDI to the Company in fiscal 2004 were $0.38 million compared to $0.07 million in fiscal 2003, due to increased activity related to the Xietongmen Property.

Fiscal 2003 Compared with Fiscal 2002

The net loss for fiscal 2003 increased to $0.60 million from $0.22 million in fiscal 2002 primarily as a result of the new mandated accounting rules for stock-based compensation. Stock-based compensation totalled $0.35 for the 2003 fiscal year, compared to $nil in 2002.

Salaries, office and administration increased to $0.16 million from $0.07 million in the previous year, as a result of increased activity by senior management in securing a financing and a project, and related travel, as well as substantially increased industry-wide insurance premiums. Legal, accounting and audit decreased to $0.03 million from $0.05 million in the previous year, as a result of changes in personnel causing more work to be done in-house.

Shareholder communications decreased to $0.01 million from $0.03 million in the previous year, primarily as a result of decreased travel in the current year to meet with foreign investors. Interest income increased to $0.01 million from an expense of $0.01 million in the previous year, as a result of higher cash balances on hand. There were no exploration costs or property investigation costs in fiscal 2003. There were no write downs of mineral property interests during the year. Costs for services rendered by HDI to the Company in fiscal 2003 were $0.07 million compared to $0.14 million in fiscal 2002, due to the decreased activity of the Company.

--28--

B.          Liquidity and Capital Resources

Overview

Historically, the Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and exercise of warrants and/or options. The Company’s access to exploration financing when such financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

Fiscal 2004 Compared with Fiscal 2003

In July 2004, the Company completed a private placement of 7,000,000 units at a price of $1.00 per unit for gross proceeds of $7.0 million. Each unit was comprised of one common share and one share purchase warrant exercisable into one common share at $1.05 until July 12, 2006. The warrants are subject to a 45 day accelerated expiry upon notice by the Company, if the shares trade at or above $2.10 for 10 consecutive trading days.

As a result of the private placement in July 2004, the Company had working capital of approximately $7.2 million as at December 31, 2004, compared to $2.8 million as at December 31. 2003. The Company's working capital may be insufficient to fund its known commitments as the Company has chosen to proceed on its exploration program at the Xietongmen Property. Consequently, the Company will need to raise additional funds for such expenditures through either private placements, equity or debt financing.

Cash used in operating activities before changes in non-cash working capital items for fiscal 2004 were $3.16 million compared with $0.25 million for fiscal 2003, an increase of $2.91 million. The increase in cash used for fiscal 2004 was the result of the Company’s increased losses as a result of exploration activities at the Xietongmen Property, offset by the effect of increases to cash flow provided by the non-cash items stock-based compensation, as compared to fiscal 2003.

The changes in non-cash working capital items reflect an increase in accounts receivable and accounts payable and a decrease in accrued liabilities due to normal course of business.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company had no commitments for capital expenditures as of December 31, 2004.

In November 2004, the Company initiated an option agreement with Highland Mining Inc., an affiliate of China NetTV Holdings Inc., described in Item 4B “Business Overview” of this Annual Report, pursuant to which the Company can, at its option, earn up to a 60% interest in the Xietongmen Project by paying and spending a total of US$10 million.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

--29--

Financial Instruments

Continental keeps its financial instruments denominated, primarily, in Canadian dollars and does not engage in any hedging activities with respect to currency or in-situ minerals. Funds that are excess to Continental’s current needs are invested in government of Canada or like debt obligations and other short term near cash investments pending the need for the funds.

Continental does not have any material legally enforceable obligations requiring it to make capital expenditures and accordingly can remain relatively flexible in gearing its activities to the availability of funds. As of the fiscal 2004 year end, Continental estimates that the cost of maintaining its corporate administrative activities at approximately $60,000 per month. Accordingly, Continental’s management estimate that a minimum of approximately $700,000 will be needed to maintain its corporate status and assets over the ensuing one-year period.

C.          Research Expenditures

Continental is a natural resource expenditure based corporation and does not have a program of intellectual property development or patenting or licensing issues.

D.          Trend Information

As a natural resource exploration company, Continental’s activities can be said to be somewhat cyclical. As metals prices have traditionally been cyclical in nature, it is in, primarily, an “event-driven” business based on exploration results.

Copper prices have been increasing since late 2003. Copper averaged US$1.30/lb in 2004, compared to US$0.81/lb in 2003. The copper price has averaged US$1.49/lb over the first five months of 2005.

Gold prices also continued an overall uptrend, averaging US$410/oz in 2004, compared to US$364/oz in 2003. Gold prices have averaged approximately US$428/oz over the first five months of 2005.

Continental signed an option agreement in February 2004, acquiring the right to earn an interest in the Xietongmen Property in the PRC; the agreement was finalized in December 2004. Expenditures have increased in 2005, as the Company carries out its proposed exploration program on the property and meets other obligations under the agreement.

--30--

E.          Off-Balance Sheet Arrangements

Continental has no significant off-balance sheet activities.

Other Material Continental Asset: Tracking Preferred Shares

In October 2001, the Company completed an arrangement agreement with Taseko Mines Limited (“Taseko”) and its subsidiary Gibraltar Mines Ltd. (“Gibraltar”). Taseko and Gibraltar are British Columbia companies which at the time had a majority of management and directors in common with the Company. Under the terms of the arrangement agreement, among other things, the Company (a) transferred its interest in its Harmony Gold Property to Gibraltar for $2.23 million cash and 12,483,916 series A non-voting redeemable preferred shares in the capital of Gibraltar (these shares are redeemable into common shares of Taseko in certain events), and (b) reorganized its share capital so that each common shareholder of the Company immediately prior to completion of the arrangement received in exchange for each ten common shares, one new common share of the Company plus ten non-voting, redeemable preferred shares of the Company. The preferred shares issued by Continental have first priority (after any Continental creditors) to the benefits received by Continental, if any, from redemption of the Gibraltar preferred shares for Taseko shares.

Gibraltar is obligated to redeem the series A preferred shares under certain conditions, primarily on the sale of all or substantially all (80%) of the Harmony Gold Property (excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar’s interest in the Harmony Gold Property), or upon the commencement of commercial production at the Harmony Gold Property (referred to herein collectively as an “HP Realization Event”). Upon the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares (“Taseko Shares”) equal to the paid-up amount (as adjusted) divided by an annually escalating price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. At March 31, 2005, the conversion rate was $4.39 per Taseko Share. This is more fully described in note 3 of the accompanying financial statements.

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

(a)
any obligation under a guarantee contract that has any of the characteristics identified in paragraph 3 of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (November 2002) (“FIN 45”), as may be modified or supplemented, excluding the types of guarantee contracts described in paragraphs 6 and 7 of FIN 45;

(b)	a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets;

(c)
any obligation under a derivative instrument that is both indexed to the company’s own stock and classified in stockholders’ equity, or not reflected, in the company’s statement of financial position; or

--31--

(d)
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

F.          Tabular Disclosure of Contractual Obligations

Payments due by period
	Total	Less than 1	1to 3	3 to 5 years	More than 5
		year	years		years
Long-term Debt Obligations	–	–	–	–	–
Capital Lease Obligations	–	–	–	–	–
Operating Lease Obligations	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-term Liabilities	–	–	–	–	–
Total	$ –	$ –	$ –	$ –	$ –

As of December 31, 2004, the date of the balance sheet for the Company’s last fiscal year end attached to this Form 20-F, the Company had no long term debt, capital lease obligations, operating leases or any other long term contractual obligations that are binding and legally enforceable. If Continental fails to fund its required amounts under the Xietongmen Formal Agreement (Item 4), Continental can lose its interest in the project but will not be otherwise liable to any of the counterparties

The Company has no “Purchase Obligations” defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

G.          Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

--32--

ITEM 6          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

Name, Position and Place of		Period a Director of
Residence	Position	the Issuer(1)

Rene G. Carrier	Director	Since February 2001
Vancouver, BC, Canada

David J. Copeland	Director	Since November 1995
Vancouver, BC, Canada

Scott D. Cousens	Director	Since November 1995
Vancouver, BC, Canada

Robert A. Dickinson	Director	From November 1995
Vancouver, BC, Canada		to June 2003; and
Since June 2004

Gordon J. Fretwell	Director	Since February 2001
Vancouver, BC, Canada

Jeffrey R. Mason	Chief Financial Officer, Corporate Secretary and Director	Since November 1995
Vancouver, BC, Canada

Ronald W. Thiessen	President, Chief Executive Officer and Director	Since November 1995
West Vancouver, BC, Canada

(1)
All directors were re-elected at the June 14, 2005 annual general meeting and have a term of office expiring at the next annual general meeting of Continental expected to be held June 2006. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

Principal Occupation of Current Management of Continental

RENE G. CARRIER – Director

Mr. Carrier is a past Vice-President of Pacific International Securities Inc. where he worked for ten years until 1991. Since that time he has been President of Euro-American Capital Corporation, a private company which specializes in restructuring and raising venture capital funds for junior companies. Mr. Carrier is an officer and/or director of the following public companies: Acrex Ventures Ltd. (September 2000 to present); Chartwell Technology Inc., Director (June 1991 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Corporation), Director (February 2001 to present); Quartz Mountain Resources Ltd., Director (January 2000 to present); Rockwell Ventures Inc., Director (April 1993 to present) and President (April 1993 to November 2000).

--33--

DAVID J. COPELAND, P.Eng. – Director

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

SCOTT D. COUSENS – Director

Scott D. Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus for the past number of years has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors.

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

ROBERT A. DICKINSON, B.Sc., M.Sc. – Director

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

Mr. Dickinson is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (April 1993 to present), Chairman (September 2000 to present), President (September 1995 to September 2000), Chief Financial Officer (September 1995 to September 1998) and Chief Executive Officer (September 1998 to

--34--

September 2000); Anooraq Resources Corporation, Director (November 1990 to present), Chairman (September 2000 to present), President (September 1996 to September 2000), Chief Financial Officer (September 1996 to February 1999) and Chief Executive Officer (February 1999 to September 2000); Farallon Resources Ltd., Director (July 1991 to present), Chairman (September 2000 to present) and Chief Executive Officer (December 1995 to September 2000); Great Basin Gold Ltd., Director (May 1986 to present), Chairman (September 2000 to present), President (May 1986 to September 2000), Chief Executive Officer (November 1998 to September 2000), Chief Financial Officer (May 1986 to June 1998); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (November 1995 to February 2001), Chairman (September 2000 to February 2001), President (November 1995 to September 2000), Chief Financial Officer (June 1993 to June 1998), Chief Executive Officer (June 1998 to September 2000), Chairman (June 2004 to present); Northern Dynasty Minerals Ltd., Director (June 1994 to present), Chief Executive Officer (May 1997 to November 2001), and Chairman (November 2001 to present); Rockwell Ventures Inc., Chairman and Director (November 2000 to present); Taseko Mines Limited, Director (January 1991 to present), Chairman (September 2000 to present), President (January 1991 to September 2000), Chief Financial Officer (January 1991 to November 1998), Chief Executive Officer (November 1998 to September 2000) (including Chairman and Director of Gibraltar Mines Ltd., a private mining company which is a wholly owned subsidiary of Taseko Mines Limited).

GORDON J. FRETWELL, B.Comm., LLB. – Director

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

JEFFREY R. MASON, B.Comm., CA – Chief Financial Officer, Secretary and Director

Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and the Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies which Hunter Dickinson Inc. provides services for.

Mr. Mason is, or was within the past years, an officer and or director of the following public companies: Amarc Resources Ltd., Secretary and Director (September 1995 to present),

--35--

Treasurer (September 1995 to September 1998) and Chief Financial Officer (September 1998 to present); Anooraq Resources Corporation, Director (April 1996 to September 2004), Treasurer (September 1996 to February 1999), Chief Financial Officer (February 1999 to present), Secretary (September 1996 to present); Farallon Resources Ltd., Secretary (December 1995 to present), Chief Financial Officer (December 1997 to present) and Director (August 1994 to present); Great Basin Gold Ltd., Director (February 1994 to present), Secretary (February 1994 to present), Chief Financial Officer (June 1998 to present), Treasurer (February 1994 to June 1998); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Secretary (November 1995 to present), Treasurer (November 1995 to June 1998), Chief Financial Officer (June 1998 to present) and Director (June 1994 to present); Northern Dynasty Minerals Ltd., Secretary (June 1996 to present), Director (June 1996 to present), Chief Financial Officer (June 1998 to present), Treasurer (May 1997 to June 1998); Rockwell Ventures Inc., Chief Financial Officer and Director (November 2000 to present); Taseko Mines Limited, Secretary (March 1994 to present), Chief Financial Officer (November 1998 to present), Director (March 1994 to present), and Treasurer (March 1994 to November 1998), and (including Chief Financial Officer, Secretary and Director of Gibraltar Mines Ltd., a private mining company which is a wholly owned subsidiary of Taseko Mines Limited).

RONALD W. THIESSEN, CA – President, Chief Executive Officer and Director

Ronald W. Thiessen is accredited as a public accountant in Canada and has for the past several years has had as his principal occupation serving as a director and/or officer of several publicly-traded mineral exploration companies. Mr. Thiessen is a director and officer of Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. Mr. Thiessen is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present), President and Chief Executive Officer (September 2000 to present); Anooraq Resources Corporation, Director (April 1996 to present), President and Chief Executive Officer (September 2000 to present); Farallon Resources Ltd., Director (August 1994 to present), President and Chief Executive Officer (September 2000 to September 2004 ), Chairman (September 2004 to present); Great Basin Gold Ltd., Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (November 1995 to present), President and Chief Executive Officer (September 2000 to present); Northern Dynasty Minerals Ltd., President and Chief Executive Officer (November 2001 to present), Director (November 1995 to present); Rockwell Ventures Inc., President and Chief Executive Officer (November 2000 to present); Taseko Mines Limited, Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present), (including Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited.); Casamiro Resource Corp., President and Director (February 1990 to August 2002).

B.          Compensation

During the Company’s financial year ended December 31, 2004 the aggregate direct remuneration paid or payable to the Company’s executive officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of the Company, was $ 48,083. Ronald W. Thiessen, President and Chief Executive Officer, and, Jeffrey R. Mason, Secretary and Chief Financial Officer are the “Named Executive Officers” of the Company for the purposes of the following disclosure. The Named Executive Officers do not serve the Company on a full time basis given that the requirements for management services are satisfied by the Company engaging third-party mine exploration and

--36--

development contractors. The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Ronald W. Thiessen President and Chief Executive Officer	2004 2003 2002	28,102 10,368 2,447	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason Secretary and Chief Financial Officer	2004 2003 2002	19,981 7,822 1,956	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Long term incentive plan awards (“LTIP”) means “a plan providing compensation intended to motivate performance over a period greater than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company’s Shares. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

The Company has in place a stock option plan dated for reference June 18, 2003 (the “Plan”) (see below).

No share options were granted to the Named Executive Officers during the financial year ended December 31, 2004.

The share options exercised by the Named Executive Officers during the financial year ended December 31, 2004 and the values of such options at the end of such year were as follows:

AGGREGATED OPTIONS/SARS EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable / Unexercisable	Value of Unexercised in the-Money Options at FY-End ($) Exercisable/ Unexercisable
Ronald W. Thiessen	Nil	Nil	Nil / 420,000	Nil / $141,400
Jeffrey R. Mason	Nil	Nil	Nil / 420,000	Nil / $141,400

No share options were amended on behalf of the Named Executive Officer during the financial year ended December 31, 2004.

Option Re-Pricings

There were no downward re-pricings of any stock options during the Company’s most recently completed fiscal year.

Pension Plans

There is no defined benefit or actuarial plan in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between Continental and the Named Executive Officers.

--37--

There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of any Named Executive Officer’s Responsibilities following a change in control.

Compensation of Directors

There are no arrangements, standard or otherwise, pursuant to which directors were compensated by Continental or its subsidiaries for their services in their capacity as directors and consultants.

Commencing January 1, 2004, each director of the Company is paid an annual director’s fee of $2,400 ($600 paid quarterly) and an additional fee of $600 for each directors meeting attended. Each director who is a member of a committee receives $2,400 ($600 paid quarterly) for each committee of which he is a member, and a further fee of $600 for each committee meeting attended. This compensation arrangement was discontinued effective January 1, 2005 for other than independent directors.

No directors received options under the Plan in their capacity as a director during the financial year ended December 31, 2004.

Securities Held By Insiders

As at May 31, 2005, the directors and officers of Continental and their affiliate held as a group, directly and indirectly, own or control an aggregate of 7,941,412 common shares (26%). Only common shares have been disclosed as Continental’s preferred shares are non-voting.

C.          Board Practices

All directors were re-elected at the June 14, 2005 annual general meeting and have a term of office expiring at the next annual general meeting of Continental expected to be held June 2006. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

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

Ronald W. Thiessen, David J. Copeland and Scott D. Cousens are members of the Company’s audit committee. The audit committee is elected annually by the directors of Continental at the first meeting of the board held after Continental’s annual general meeting.

The purpose of the audit committee is to assist the Board of Directors in its oversight of the integrity of the Company's financial, accounting and reporting processes, in particular its financial statements and other relevant public disclosures. It must ensure the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence and the performance of the internal controls. The audit committee is responsible for the retention or termination of the external auditors. The audit committee reviews the external audit plan and the results of the audit, reviews with the external auditors any audit problems or difficulties and management's response, approves all audit engagement fees and terms and pre-approves all audit and permitted non-audit services to be performed by the external auditors.

The audit committee also reviews all financial statements of the Company prior to their publication and all audits and management discussions and analysis, as well as considers the adequacy of the audit procedures, recommends the appointment of independent auditors, reviews and approves professional services to be rendered by them and reviews fees for audit services.

The audit committee discusses with management the adequacy of the Company's system of internal accounting and financial controls. The audit committee has direct communication channels with the Company's external auditors and legal advisors. The audit committee will establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding possibly questionable accounting or auditing matters. The audit committee holds periodic meetings with the external auditors without the presence of management. The mandate of the audit committee empowers it to retain legal, accounting or other advisors at the Company's expense, and requires the audit committee to evaluate the functioning of the audit committee on an annual basis.

The Company has no remuneration or nomination committee.

D.          Employees

At May 31, 2005, Continental had no direct employees. Continental’s administrative and exploration functions are primarily administered through Hunter Dickinson Inc. (see Item 7.B).

--38--

E.          Share Ownership

Security Holdings of Insiders who are Management (as at May 31, 2005)

	Shares Beneficially	As a percentage of
	Owned or Controlled at	outstanding common
Name of Insider	May 31, 2005(1)(5)	shares

Rene A. Carrier	75,250 Shares(2)	0.3%
	45,000 Options

David J. Copeland	1,558,263 Shares	5.2%
	420,000 Options

Scott D. Cousens	1,520,000 Shares	5.5%
	420,000 Options
	170,000 Warrants

Robert A. Dickinson	1,850,220 Shares(3)	6.2%
	420,000 Options
	121,000 Warrants

Gordon J. Fretwell	68,250 Shares(4)	0.4%
	45,000 Options
	25,000 Warrants

Jeffrey R. Mason	1,550,000 Shares	5.2%
	420,000 Options

Ronald W. Thiessen	1,319,429 Shares	4.7%
	420,000 Options
	50,000 Warrants

Total	7,941,412 Shares	26.1%
	2,190,000 Options
	366,000 Warrants

(1)	The information as to shares beneficially owned or controlled has been furnished by insiders and is as of May 31, 2005.
(2)	Certain of these shares are held in the name of Euro-American Capital Corporation, a private company controlled by Mr. Carrier.
(3)	Mr. Dickinson holds 481,620 Non-Voting Redeemable Preferred shares.
(4)	Certain of these Shares are registered in the name of Gordon J. Fretwell Law Corporation, a private company controlled by Mr. Fretwell.
(5)	Each option is convertible into one common share and each warrant is convertible into one common share

As at June 20, 2005, an aggregate of 2,660,066 common shares were available for issuance pursuant to Continental’s Share Incentive Plan, described below.

(a)	Incentive Options

There are no outstanding options on common shares to management or employees.

--39--

(b)	Share Incentive Plan

In order to provide incentive to directors, officers employees, management and others who provide services to the Company to act in the best interests of the Company, the Company has adopted a Share Incentive Plan (the “Plan”).

At the Company’s annual general meeting (the "Meeting") held on June 14, 2005, shareholders approved a share option plan in which 7,500,000 Shares were reserved for issuance to eligible optionees (the “Optionees”). As at June 20, 2005, under the Plan 4,521,668 options were outstanding and 318,266 options to purchase Shares had been exercised by Optionees. There remained a further 2,660,066 Shares available for granting as options under the Plan.

Eligible Optionees

Under the policies of the TSX Venture, to be eligible for the issuance of a stock option under the Plan an Optionee must either be a director, officer, employee, consultant or an employee of a company providing management or other services to the Company or to a subsidiary at the time the option is granted.

Options may be granted only to an individual or to a company that is wholly-owned by individuals eligible for an option grant. If the option is granted to a non-individual, the company must provide the TSX Venture with an undertaking that it will not permit any transfer of its securities, nor issue further securities, to any other individual or entity as long as the incentive stock option remains in effect without the consent of the TSX Venture.

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

•
persons who are directors, officers, employees, consultants to the Company or its affiliates, or who are employees of a management company providing services to the Company are eligible to receive grants of options under the Plan;

•	all options granted under the Plan are non-assignable and non-transferable and while the Company is a Tier 2 issuer for a period of up to 5 years;

•
for stock options granted to employees or service providers (inclusive of management company employees), the Company must ensure that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Company or of any of its subsidiaries;

•
if an Optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such Optionee may be exercised within 90 days after the date such Optionee ceases to be employed or act as an officer or director (30 days if the Optionee is engaged in investor relations activities);

•
the exercise price of the option is established by the board of directors at the time of the option is granted, subject to a the minimum exercise price of not less than the Market Price (as defined in the policies of TSX Venture Exchange (“TSXV”); and

•	no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed Shares of the Company in a one year period.

Insider Limitations

--40--

The number of Shares reserved for issuance under options granted to insiders may exceed 10% of the issued Shares, and, within a 12 month period, the number of options granted to insiders may exceed 10% of the issued Shares.

Disinterested Shareholder Approval

In accordance with the requirements of the TSXV and the terms of the Plan, disinterested shareholder approval was received at the Meeting.

“Disinterested Shareholder Approval” means the approval by a majority of the votes cast by all shareholders of the Company at the Meeting excluding votes attached to listed Shares beneficially owned by insiders of the Company to whom the options have been granted under the Existing Plan and associates of those insiders.

--41--

ITEM 7          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

Continental’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Continental does not have knowledge or access to information about of the beneficial owners thereof. To the best of its knowledge, Continental is not directly or indirectly owned or controlled by a corporation or foreign government.

As of May 31, 2005, Continental had an unlimited number of common shares without par value authorized, of which 37,757,118 were issued and outstanding. The Company also had 12,483,916 non-voting redeemable Preferred Shares without par value authorized, of which 12,483,916 are issued and outstanding.

The Preferred Shares were issued by Continental to the Misty Shareholders of record on October 16, 2001. There is no market for the preferred shares and none is expected to develop.

There are no persons who are known by Continental to beneficially own more than 5% of Continental’s common shares as of May 31, 2005.

“Beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of the above table, a person is deemed to have beneficial ownership of any securities that such person has a right to acquire within 60 days of May 31, 2005 through the exercise of any option or warrant. Any security that any person named below has the right to acquire within 60 days is deemed outstanding for the purpose of calculating the ownership of such person, but is not deemed to be outstanding for the purpose of calculating the ownership percentage of any other person.

As of May 31, 2005, directors and officers of Continental as a group (7 persons) owned or controlled an aggregate of 7,941,412 shares (21%) of Continental, or 10,491,412 shares (26%) on a diluted basis. The shareholders named in the above table do not have any different voting rights with respect to the common shares held by them.

Under the British Columbia Securities Act insiders (generally officers, directors, holders of 10% or more of Continental’s shares) are required to file insider reports of changes in their ownership in the first 10 days following a trade in Continental’s securities. Under British Columbia securities laws, insider trading information is available at www.sedi.com.

There have been no significant changes in ownership percentage, voting rights, and arrangements for change in control in the last three years.

--42--

As of May 31, 2005, to the best of the Company’s knowledge,

	Number of
	registered
	shareholders		Percentage of
Location	of record	Number of shares	total shares
Canada	450	35,775,150	94.7%
United States	1,692	1,303,352	3.5%
Other	58	678,616	1.8%
	2,200	37,757,118

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

B.          Related Party Transactions

Except as disclosed below, Continental has not, during its last fiscal year ended December 31, 2004, and does not propose to:

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

Arrangements with Hunter Dickinson Inc.

Continental does not have full-time management or employees. Hunter Dickinson Inc. (“HDI”) provides these services to Continental, pursuant to a geological and administrative services agreement dated for reference December 31, 1996. HDI is one of the larger independent mining exploration groups in North America and as of May 31, 2004, employs or retains on a substantially full-time basis, twenty-five

--43--

geoscientists (of which nine are professional geologists/PGeo, and five are geological engineers/PEng and two are PhDs), six licensed professional mining, mechanical or civil engineers (PEng), seven accountants (including four CAs and two CMAs) and twenty administrative and support personnel. It has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario and Quebec) and internationally in Brazil, Chile, the United States (Nevada and Alaska), Mexico and South Africa. HDI allocates the costs of staff input into projects based on time records of involved personnel. The shares of HDI are owned equally by each of the participating corporations (including Continental) as long as HDI services are being provided however such participant surrenders its single share at the time of termination of the “Services Agreement” described below. HDI is managed by the directors of Continental and who are generally the controlling directors of the other corporate participants in the arrangements with of HDI. During the fiscal years ended December 31, 2004, December 31, 2003 and December 31, 2002, Continental paid $381,076, $68,356, and $140,186 respectively , to HDI for services pursuant to this agreement.

C.          Interests of Experts and Counsel

Not applicable.

--44--

ITEM 8          FINANCIAL INFORMATION

A.          Consolidated Statements and Other Financial Information

Item 17 of this Form 20-F contains Continental’s audited annual financial statements as at and for the years ended December 31, 2004, 2003 and 2002.

Legal Proceedings

Continental is not involved in any litigation or legal proceedings and to Continental’s knowledge, no material legal proceedings involving Continental or its subsidiaries are to be initiated against Continental.

Dividend Policy

The Company has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Continental are being retained for exploration of its projects.

B.          Significant Changes

There have been no significant changes to the accompanying financial statements since December 31, 2004, except as disclosed in this Annual Report on Form 20-F.

--45--

ITEM 9          THE OFFER AND LISTING

A.          Offer and Listing Details

Trading Markets

The common shares of the Company are listed on (a) the TSXV Exchange and trade under the symbol KMK, and (b) the OTC Bulletin Board and trade under the symbol KMKCF.

The following is a summary, on an annual basis, of the high and low prices of Continental’s shares on the TSX Venture Exchange and the OTC-BB during Continental’s last five financial years:

TSX VENTURE EXCHANGE:		KMK	NASDAQ/OTC-BB:		KMKCF
Trading in Canadian Dollars			Trading in United States dollars
	High	Low		High	Low
	($)	($)		(US$)	(US$)
Annual			Annual
2000	0.47	0.10	2000	0.25	0.06
2001	2.00	0.04	2001	0.50	0.05
2002	0.75	0.18	2002	0.55	0.16
2003	0.84	0.20	2003	0.64	0.16
2004	2.25	0.79	2004	1.70	0.51
2005 (to April 22)	1.62	1.11	2005 (to April 22)	1.25	0.90

The following is a summary, on a fiscal quarter basis, of the high and low prices of Continental’s shares on the TSX Venture Exchange and the OTC Bulletin Board during Continental’s two most recent financial years and any subsequent period:

TSX VENTURE EXCHANGE: KMK			NASDAQ/OTC-BB: KMKCF
Trading in Canadian Dollars			Trading in United States dollars
	High	Low		High	Low
By Quarter	($)	($)	By Quarter	(US$)	(US$)
Calendar 2003			Calendar 2003
1st Quarter	0.40	0.25	1st Quarter	0.25	0.16
2nd Quarter	0.35	0.20	2nd Quarter	0.20	0.15
3rd Quarter	0.50	0.28	3rd Quarter	0.20	0.15
4th Quarter	0.84	0.45	4th Quarter	0.64	0.30

Calendar 2004			Calendar 2004
1st Quarter	2.20	0.79	1st Quarter	1.68	0.51
2nd Quarter	1.64	1.00	2nd Quarter	1.70	0.74
3rd Quarter	1.15	0.97	3rd Quarter	0.92	0.73
4th Quarter	1.53	0.98	4th Quarter	1.35	0.80

Calendar 2005			Calendar 2005
1st Quarter	1.62	1.11	1st Quarter	1.25	0.90
2nd Quarter (to May 31)	1.25	0.94	2nd Quarter (to May 31)	1.05	0.78

--46--

The following is a summary, on a monthly basis, of the high and low prices of Continental’s shares on the TSX Venture Exchange and the OTC Bulletin Board during the past six months:

TSX VENTURE: KMK			NASDAQ/OTC-BB: KMKCF
Trading in Canadian Dollars			Trading in United States dollars
	High	Low		High	Low
Monthly	($)	($)	Monthly	(US$)	(US$)
November 2004	1.70	0.98	November 2004	1.35	0.82
December 2004	1.53	1.30	December 2004	1.30	1.11
January 2005	1.62	1.35	January 2005	1.40	1.12
February 2005	1.49	1.11	February 2005	1.25	0.90
March 2005	1.40	1.14	March 2005	1.15	0.92
April 2005	1.25	1.11	April 2005	1.05	0.92
May 2005	1.25	0.94	May 2005	1.03	0.78

B.          Plan of Distribution

Not applicable.

C.          Markets

The shares of Continental have traded in Canada on the TSX Venture Exchange (formerly the Canadian Venture Exchange and successor to the Vancouver Stock Exchange) since the 1960s (symbol-KMK), and from March 21, 1988 to March 27, 2000 on The Toronto Stock Exchange when the shares of Continental were de-listed for inability to maintain listing requirements.

From 1986 to 1992, Continental’s shares traded on the National Association of Securities Dealers Automated Quotation System (NASDAQ) but were de-listed for inability to meet financial requirements. Trading of Continental’s shares on NASDAQ resumed on July 26, 1996 and continued until December 1, 1988 when, due to a change in the NASDAQ listing requirements (including a minimum bid price of US$1.00), Continental’s shares ceased trading on NASDAQ and now trade on the OTC-BB (symbol-KMKCF).

D.          Selling Shareholders

Not applicable.

E.          Dilution

Not applicable.

F.          Expenses of the Issue

Not applicable.

--47--

ITEM 10         ADDITIONAL INFORMATION

A.          Share Capital

Not applicable.

B.          Memorandum and Articles of Association

A.          Share Capital

Not required in an annual report.

B.          Constating Documents

Continental’s corporate constituting documents previously comprising Articles of Association and Memorandum were registered with the British Columbia Registrar of Companies under Corporation No. 52623. A copy of the Articles of Association and Memorandum were filed as an exhibit with Continental’s initial registration statement on Form 20-F in 1995.

In March 2004, the Company Act (British Columbia) (the "BCCA") was replaced by the Business Corporations Act (British Columbia) (the “BCA”). All companies still subsisting under the BCCA were to complete a transition application to the BCA by March 29, 2006. The Company has completed this transition and as a consequence has adopted new articles of association (the “New Articles”) (see Exhibits – Item 19).

Under the new BCA a corporation is permitted to have an unlimited number of shares as its authorized capital. The alteration of the capital of the Company to an unlimited number of shares required approval by a special resolution of the shareholders, being a resolution passed by a majority of not less than three-quarters of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the general meeting of the company’s shareholders. At the Annual and Extraordinary General Meeting of the Company held on June 14, 2005, shareholders approved special resolutions in order to alter the Notice of Articles of the Company such that the maximum number of shares that the Company was authorized to issue was eliminated and authorized the Company to issue an unlimited number of common shares without par value.

Under the BCA, every “pre-existing company" remains subject to certain “Pre-existing Company Provisions” contained in the BCCA unless such provisions are removed with the approval of the shareholders by way of special resolution. Such Pre-existing Company Provisions include the following provisions relevant to the Company:

•
The majority required to pass a special resolution is three-quarters of those votes cast at a properly constituted meeting of shareholders. Under the BCA a special resolution may be passed with a minimum two-thirds vote; and

•	A repurchase or redemption of shares can only be offered pro-rata to all shareholders. This provision has been removed under the BCA.

In order to take full advantage of the flexibility offered by the BCA, the board of directors of the Company also recommended to shareholders that the Company remove the Pre-existing Company Provisions in connection with the adoption by the Company of a new form of Articles that incorporates provisions permitted under the BCA. The removal of the Pre-existing Company Provisions required the affirmative vote of not less than three-quarters of the votes cast at the Meeting by shareholders of the

--48--

Company, present in person or by proxy. The Company’s shareholders also passed a special resolution to remove the “Pre-existing Company Provisions” at the June 14, 2005 shareholders’ meeting.

The New Articles principally reflect the provisions of the BCA which modernize British Columbia corporate legislation. The New Articles exclude a number of provisions in the Existing Articles that are now dealt with directly by the BCA so are unnecessary for articles. There are also terminology changes such as the “register of members” (shareholders) which has become “central securities register” under the BCA. Set out below is a discussion of the principal changes effected under the New Articles.

Borrowing Powers

Under the existing Articles, the Company may borrow money, issue bonds, debentures and other debt obligations and mortgage, charge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future). Under the BCA, companies are now also permitted, without restriction (other than general corporate governance principles), to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, the New Articles provide that the Company may guarantee the repayment of money by any other person or the performance of any obligation of any other person. Management believes that it is in the best interests of the Company to allow for such guarantees to permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interests of the Company.

Share Certificates

Under the existing Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company held. Under the BCA, a shareholder is now entitled to a share certificate representing the number of shares of the Company held or a written acknowledgement of the shareholder’s right to obtain such a share certificate. As a result, the New Articles provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transmissions.

Indemnity Provisions

Under the BCCA, the Company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The existing Articles provided for the Company to indemnify directors, subject to the provisions of the Former Act. Under the BCA, the Company is now permitted (and is, in some circumstances, required) to indemnify a past or present director or officer of the Company or an associated corporation without obtaining prior court approval in respect of an “eligible proceeding”. An “eligible proceeding” includes any legal proceeding relating to the activities of the individual as a director or officer of the Company. However, under the BCA, the Company will be prohibited from paying an indemnity if:

1.	the party did not act honestly and in good faith with a view to the best interests of the Company;

2.	the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

3.	the proceeding is brought against the party by the Company or an associated corporation.

As a result, the New Articles require the Company to indemnify directors, officers and other persons, subject to the limits imposed under the BCA. Management believes that it is in the best interests of the

--49--

Company to allow the indemnification of directors, officers and others, subject to the limits and conditions of the BCA, in order to attract the best possible individuals to act.

Amendment of Articles and Notice of Articles re Share Capital

The new Articles provide that the general authority required to amend all provisions of the Company’s Articles and the Notice of Articles relating to the authorized share structure and the attachment of special rights and restrictions thereto, including any changes therein, is a resolution of directors Failing the adoption of the new Articles, the BCA provides that such alterations would continue to require e a special resolution of shareholders. If the amendment prejudices or interferes with the rights or special rights attached to any class of issued shares, by the provisions of the BCA, the consent of the holders of that class of shares by a special separate resolution is also required. Under the New Articles, a special separate resolution, will be required to pass such resolutions needing a majority of two-thirds rather than three-quarters of the votes cast.

Shareholders’ Meetings

In addition to reflecting the present notice and other provisions of the BCA relating to shareholders’ meetings, the New Articles provide that shareholders’ meetings may be held at such place as is determined by the directors.

Officers

Under the Existing Articles, the Company was required to have at least a President and Secretary as officers, and separate individuals were required to hold those positions. In addition, the Chairman and President were required to be directors. However, under the BCA, those requirements no longer exist, and as a result, it is proposed that the New Articles remove these requirements leaving the Company free to continue or discontinue these practices. Management and the board of directors believe that by removing these restrictions the Company will have increased flexibility corporate governance.

Disclosure of Interest of Directors

Under the BCA, the provisions relating to the disclosure of interest by directors have been revised and updated. As directors of the Company are bound by these provisions, the New Articles have deleted reference to the old disclosure of interest provisions contained in the BCCA and refer to the provisions contained in the BCA.

Objects and Purposes

Continental’s Memorandum of Incorporation and Articles of Association ("Articles") do not specify objects or purposes. Under the BCA, a British Columbia corporation generally has all the legal powers of a natural person. British Columbia corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

Directors – Powers and Limitations

Continental’s New Articles do not specify a maximum number of directors (the minimum under British Columbia law for a public company is three). The number of directors is set by the directors, and the directors are elected by shareholders at the annual Shareholders meeting. All directors are elected at that time, there are no staggered directorships. Under the BCA, directors are obligated to abstain from voting on matters in which they may have a “disclosable interest”, after disclosing in writing such interest. Directors’ compensation is not a matter on which they must abstain. Directors must be of the age of

--50--

majority and meet eligibility criteria, including being mentally competent, not being involved in an undischarged bankruptcy, and having no fraud related convictions in the previous five years. A majority of directors must be ordinarily resident in Canada. There is no mandatory retirement age either under Continental’s New Articles or under the BCA.

Under the New Articles the directors are entitled between successive annual general meeting to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders’ meeting or actually elected at the preceding annual shareholders’ meeting. Directors automatically retire at the commencement of each annual meeting subject to re-election at the meeting.

Under the BCA and the New Articles, a director who is any way directly or indirectly interested in a proposed contract or transaction with Continental or who holds any office or possesses any property whereby directly or indirectly a duty might be created which would conflict with his duty or interest as a director shall declare in writing the nature and extent of such interest in such contract or transaction. A director shall not vote in respect of any such contract or transaction if he has a disclosable interest but he shall be counted in the quorum present at the meeting.

Changes to Rights of Common Shareholders

Changes to the New Articles and memorandum of Continental require a shareholders’ “special resolution” being a resolution passed by not less than 2/3 of the shares voted in person or by proxy at a duly convened shareholders meeting. Some organic corporate changes including amalgamation with another company, sale of substantially all of Continental’s assets, re-domiciling out of the jurisdiction of British Columbia, creation of new classes of shares not only require such 2/3 approval but generally also give rise to a dissent right which is the right to be paid the fair value of the stockholder’s shares in cash if the required special resolution is actually passed and Continental elects to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an organic change action is intended to be considered must include a prominent notice of the dissent right. Dissent provisions are governed by the BCA and not by the new Articles.

Shareholders Meetings

Shareholders meetings are governed by the new Articles of Continental but many important shareholder protections are also contained in the Securities Act (British Columbia) and the BCA. The Articles provide that Continental will hold an annual shareholders’ meeting (within 15 months of the last meeting), will provide at least 21 days’ notice and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The Securities Act (British Columbia) and the BCA superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that Continental makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders, The form and content of information circulars and proxies and like matters are governed by the Securities Act and the BCA. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. Continental must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder’s determination.

Shares Fully Paid

Under the BCA and the New Articles all Continental shares must be issued as fully paid for cash, property or past services. They are, therefore, non-assessable and not subject to further calls for payment.

--51--

Redemption

Continental has no redeemable securities authorized or issued except the redeemable preferred Shares which are not redeemable for cash but rather for shares of Taseko in the certain circumstances, as described in Item 5E. Therefore, Continental has no sinking fund or like security redemption fund.

Pre-emptive Rights

There are no pre-emptive rights applicable to Continental which provide a right to any person to participate in offerings of Continental’s equity or other securities.

Rights to Profits and Liquidation Rights

All common shares of Continental participate rateably in any net profit or loss of Continental and share, rateably, any available assets in the event of a winding up or other liquidation.

No Limitation on Foreign Ownership

There are no limitations under Continental’s Articles or in the BCA on the right of persons who are not citizens of Canada to hold or vote common shares (see also “Exchange Controls”).

Dividends

Dividends may be declared by the Board out of available assets and are paid rateably to holders of common shares. No dividend may be paid if Continental is, or would thereby become, insolvent.

Voting Rights

Each Continental common share is entitled to one vote on matters to which common shares ordinarily vote, including the annual election of directors, appointment of auditors and approval of corporate changes. There are no cumulative voting rights applicable to Continental.

Change in Control

Continental has not implemented any shareholders’ rights or other “poison pill” protection against possible take-overs. Continental does not have any agreements which are triggered by a take-over or other change of control. There are no provisions in its articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in Continental’s material agreements giving special rights to any person on a change in control.

Insider Share Ownership Reporting

The New Articles of Continental do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to Continental’s shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of Continental but the Securities Act (British Columbia) requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales. Information about insider transactions is required to be filed at www.sedi.com.

--52--

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

C.          Material Contracts

Continental has the following material contracts:

a)
Geological Management and Administration Services Agreement with Hunter Dickinson Inc., dated December 31, 1996, which has been filed with Form 20-F for fiscal year 1999 filed on June 29, 2000 (See Item 7 “Interest of Management in Certain Transactions”).

b)	Agreements related to the Xietongmen Property as follows

•
Formal Agreement dated December 23, 2004 in respect of the Xietongmen Property consisting of the Option Agreement whereby Continental can purchase 50% of the issued equity of Highland from three initial Highland shareholders,

•
Shareholders’ Agreement in respect of Highland which provides for its management, rights of first refusal in connection with security allotments, and repatriation of investment provisions (with sample calculations) as well as many other matters,

•	Pledge Agreement dated May 2005 whereby Continental has pledged the 500,000 shares of Highland in respect of which it expects to exercise its first tranche option,

•	Loan Agreement with Continental’s subsidiary N8C and Highland pursuant to which Continental is funding Highland, and

•
Loan Assignment letter dated April 2005 whereby N8C has agreed to sell one-half of up to US$8 million in loans to the initial shareholder of Highland for $1 in the event the Xietongmen property achieves commercial production. (see Exhibits – Item 19)

D.          Exchange Controls

Continental is a Province of British Columbia, Canada corporation. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See "Taxation" below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Continental on the right of a non-resident to hold or vote its common shares, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Continental’s common shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. Continental does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Continental’s relatively small capitalization.

--53--

The Investment Act generally prohibits implementation of a "reviewable" investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (ie. a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in Continental’s common shares by a non-Canadian (other than a "WTO Investor" as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Continental was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Continental and the value of the assets of Continental, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Continental. An investment in the common shares by a WTO Investor, or by a non-Canadian when Continental was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Continental and the value of the assets of Continental, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which currently exceeds approximately Cdn$250 million. A non-Canadian would acquire control of Continental for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of control of Continental unless it could be established that, on the acquisition, Continental was not controlled in fact by the acquiror through the ownership of the common shares.

The foregoing assumes Continental will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing those businesses are different.

Certain transactions relating to the common shares of the Company would be exempt from the Investment Act, including:

(a)	an acquisition of the common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,

(b)
an acquisition of control of Continental in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c)
an acquisition of control of Continental by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Continental, through the ownership of the common shares, remained unchanged.

E.          Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of common shares by a holder (in this summary, a “U.S. Holder”) who, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in Canada, deals at arm’s length with Continental, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Treaty”), is a

--54--

resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act, including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. This summary does not take into account provincial, U.S., state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder’s particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by Continental will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of Continental’s voting shares). Continental will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder’s account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share in the open market unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A common Share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length alone or together owned, or had rights to acquire, 25% or more of Continental’s issued shares of any class or series.

A U.S. Holder whose common shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada. Management of Continental believes that the value of Continental’s common shares is not currently derived principally from real property situated in Canada.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Continental. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (see “Taxation – Canadian Federal Income Tax Consequences” above). Accordingly, holders and prospective holders of common shares of

--55--

Continental should consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Continental, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of Continental who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of Continental. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of Continental

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Continental are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Continental has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of Continental, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

--56--

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

Dividends paid on the common shares of Continental generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of Continental may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of Continental) deduction of the United States source portion of dividends received from Continental (unless Continental qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below). Continental does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on Continental’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Continental’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Continental may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income, “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by Continental will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Continental should consult their own tax advisors regarding their individual circumstances.

--57--

Disposition of Common Shares of Continental

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of Continental equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of Continental. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of Continental will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of Continental’s outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of Continental’s gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), Continental may be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent Continental does not actually distribute such income. Continental does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that Continental will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of Continental’s outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and Continental is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that Continental may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. Continental does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that Continental will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair

--58--

market value (or, if Continental is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Continental appears to have been a PFIC for the fiscal year ended December 31, 2004, and at least certain prior fiscal years. In addition, Continental expects to qualify as a PFIC for the fiscal year ending December 31, 2005 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of Continental is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of Continental. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects to treat Continental as a qualified electing fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Continental qualifies as a PFIC on his pro rata share of Continental’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder’s taxable year in which (or with which) Continental’s taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder’s tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which Continental is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Continental qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Continental is a controlled foreign corporation, the U.S. Holder’s pro rata share of Continental’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Continental’s first tax year in which Continental qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an “Electing U.S. Holder.” A U.S. Holder who holds common shares at any time during a year of Continental in which Continental is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a “Non-Electing U.S. Holder.” An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Registrant common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Continental’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

--59--

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

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Registrant common shares and (ii) certain “excess distributions,” as defined in Section 1291(b), by Continental.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Registrant common shares and all excess distributions on his Registrant common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder’s period prior to the first day of the first year of Continental (i) which began after December 31, 1986, and (ii) for which Continental was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

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

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the

--60--

holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Continental common shares. A U.S. Holder who makes the mark-to market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Continental as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Continental included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the common shares of Continental will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Continental common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of Continental are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Continental common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee’s basis is generally equal to the fair market value of the Electing U.S. Holder’s common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of Continental is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of Continental, certain adverse rules may apply in the event that both Continental and any foreign corporation in which Continental directly or indirectly holds shares is a PFIC (a “lower-tier PFIC”). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. Continental intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of Continental that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called “indirect disposition” of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by Continental (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder’s proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by Continental (or an intermediate entity). Accordingly, each prospective U.S. Holder

--61--

should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from Continental and does not dispose of its common shares. Continental strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

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

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Continental is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Continental (“United States Shareholder”), Continental could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of Continental which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Continental attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Continental does not believe that it currently qualifies as a CFC. However, there can be no assurance that Continental will not be considered a CFC for the current or any future taxable year.

F.          Dividends and Paying Agents

Not applicable.

G.          Statement by Experts

Not applicable.

H.          Documents on Display

Reports referred to in the Form 20-F and exhibits attached to this Form 20-F are also available for viewing on EDGAR or at the offices of Continental, Suite 1020 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6 or on request of Continental at 604-684-6365, attention: Shirley Main.

--62--

Copies of Continental’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com.

I.          Subsidiary Information

The Company has two active Cayman subsidiaries established to facilitate funding of the Xietongmen project, namely N7C Resources Inc. and N8C Resources Inc. They are 100% owned by the Company and have constating documents appropriate for such wholly owned single purpose entities.

--63--

ITEM 11         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)          Transaction Risk and Currency Risk Management

Continental’s operations do not employ financial instruments or derivatives which are market sensitive and Continental does not have financial market risks.

(b)          Exchange Rate Sensitivity

Continental’s administrative operations are in Canada and hence its administrative activities are not significantly affected by exchange rate risk. Its liabilities are denominated in Canadian Dollars, and the Company has no significant commitments in currencies other than those two currencies. The Company currently does not engage in foreign currency hedging.

(c)         Interest Rate Risk

Continental is equity financed and does not have any debt which is subject to interest rate change risk.

(d)          Commodity Price Risk

While the value of Continental’s resource properties can always be said to relate to the price of copper and gold metals and the outlook for same, Continental does not have any operating mines and hence does not have any hedging or other commodity based operations risks respecting its business activities.

--64--

ITEM 12         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.          Debt Securities

Not applicable.

B.          Warrants and Rights

Not applicable.

C.          Other Securities

Not applicable.

D.          American Depositary Shares

Not applicable.

--65--

PART II

--66--

ITEM 13         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

--67--

ITEM 14         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

--68--

ITEM 15         CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2004. This evaluation was carried out under the supervision and with the participation of the Company’s Chief Executive Officer, Ronald W. Thiessen, and the Company’s Chief Financial Officer, Jeffrey R. Mason. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting management to material information relating to the Company required to be included in the Company’s periodic SEC filings. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out its evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed the Company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Company’s most recently completed fiscal year ended December 31, 2004, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the registrant’s principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(2)
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(3)
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant’s assets that could have a material effect on the financial statements.

--69--

ITEM 16         AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

A.          Audit Committee Financial Expert

The board of directors has determined that Mr. Ronald W. Thiessen, who is also the President and Chief Executive Officer of the Company, is a member of the audit committee of the Company who qualifies as a “financial expert” based on his education and experience. Mr. Thiessen is not “independent”, as the term is defined by regulatory policy. Mr. Thiessen is an accredited Chartered Accountant in Canada.

B.          Code of Ethics

The Company is in the process of adopting a Code of Ethics as part of an overall corporate governance manual, expected to be completed during fiscal 2005.

C.          Principal Accountant Fees and Services

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services:

Services:	Year ended	Year ended
	December 31,	December 31,
	2004	2003
Audit Fees	$ 15,000	$ 12,995
Audit Related Fees	--	--
Tax Fees	5,350	--
All Other Fees	--	--
	$ 20,350	$ 12,995

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company’s auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company’s auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

D.          Exemptions from Listing Standards for Audit Committees

Not applicable.

E.          Purchases Of Equity Securities by the Issuer and Affiliated Purchasers

None.

--70--

PART III

--71--

ITEM 17         FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)
Report of Independent Registered Public Accounting Firm on the consolidated balance sheets as at December 31, 2004 and 2003, and the consolidated statements of operations, deficit and cash flows for each of the years in the three year period ended December 31, 2004;

(2)	Consolidated balance sheets as at December 31, 2004 and 2003;

(3)	(3) Consolidated statements of operations for each of the years in the three year period ended December 31, 2004;

(4)	Consolidated statements and deficit for the periods referred to in (3) above.

(5)	Consolidated statements of cash flows for the periods referred to in (3) above;

(6)	Notes to the consolidated financial statements;

--72--

ITEM 18         FINANCIAL STATEMENTS

Not applicable. See Item 17.

--73--

ITEM 19         EXHIBITS

Key to the following document types:

1.	A.	Articles of Incorporation and Memorandum of the Company.

	B.	Articles of Incorporation and Memorandum of the related or associated companies.

2.	Other Instruments defining the rights of the holders of equity or debt securities.

3.	Voting trust agreements.

4

A.
Material contracts not made in the ordinary course of business or which are to be performed in whole or in part at or after the filing of the Registration Statement or which was entered into not more than two years before filing.

B.

		(i)	Agreements to which Directors, Officers, promoters voting trustees or security holders or their affiliates named in the Registration Statement are parties other than contracts involving only the purchase or sale of current assets having a determinable market price;

		(ii)	contracts on which Continental business is substantially dependent;

		(iii)	contracts for the acquisition or sale of property exceeding 15% of the Company’s fixed assets; and

		(iv)	material leases.

	C.	Management Contracts, compensation plans.

5. -9.	Not applicable.

10.	Other

Type of
Document	Description

1 & 2	Articles of incorporation, bylaws and instruments defining rights of common shareholders have been previously filed.

4 A
Geological Management and Administration Services Agreement dated for reference December 31, 1996, filed with Form 20-F for fiscal year December 31, 1999 on June 29, 2000 (See Item 7 “Interest of Management in Certain Transactions”).

--74--

The following Exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Type of
Document	Description

1B	Memorandum of Association and Articles of Association of Highland Mining Inc., incorporated the 18th day of June 2004

1B	Summary of the Articles of Tibet Tian Yuan Minerals Exploration Ltd., incorporated in August 2004.

4A
Shareholders Agreement dated December 23, 2004 between Highland Mining Inc., Tibet Tian Yuan Minerals Exploration Limited, the Shareholders of Highland Mining Inc., Continental Minerals Corporation, China NetTV Holdings Inc., and Wang Zhi

4A	Escrow Agreement dated March 2005 between Chen Yulin, N8C Resources Inc., and Blake Cassels & Graydon, LLP

4A	Share Pledge Agreement dated April 2005 between N8C Resources Inc. and Chen Yulin in respect of the shares in Highland Mining Inc.

4A
Protocol Agreement dated November 26, 2004 between Leung Yuet Mei, Leung Chi Ming, Chen Yulin, Highland Mining Inc., Tibet Tian Yuan Minerals Exploration Ltd., Continental Minerals Corporation, and Wang Zhi

4A	Loan agreement between N8C and Highland

4A	Loan Agreement between Highland and Tibet Tian Yuan

4C	2005 Share Option Plan dated for reference June 14, 2005

12.1	CEO Section 302 Certification

12.2	CFO Section 302 Certification

13.1	Section 906 Certification

99.1	Audited financial statements as at December 31, 2004 and 2003, and for the years ended December 31, 2004, 2003 and 2002, and auditors’ report thereon.

99.2	Consent of tax reviewer

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONTINENTAL MINERALS CORPORATION

/s/ Jeffrey R. Mason
JEFFREY R. MASON
Director, Chief Financial Officer and Secretary

DATED: June 20, 2005