Form 20-F
period 2005-12-31
CONTINENTAL MINERALS CORP
filed 2006-06-30
CIK 782879

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[           ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

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

N/A
 (Title of Class)

Number of outstanding shares of each of the issuer’s classes of capital or common stock on December 31, 2005.

47,306,185 Common Shares Without Par Value
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
Yes [ x ] No [           ]

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [ x ] Item 18 [           ]

T A B L E O F C O N T E N T S

--2--

GENERAL

In this Annual Report on Form 20-F, all references to "we", the "Company" or "Continental" refer to Continental Minerals Corporation and its consolidated subsidiaries.

The Company uses the Canadian dollar as its reporting currency. All references in this document to "dollars" or "$" are expressed in Canadian dollars, unless otherwise indicated. See also Item 3 – "Key Information" for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of May 26, 2006 and all information included in this document should only be considered correct as of such date.

GLOSSARY OF TERMS USED IN THIS ANNUAL REPORT ON FORM 20-F

Certain terms used herein are defined as follows:

arc	A complex of volcanic and plutonic igneous rocks that originally formed along a deep structural zone in the ocean floor near to the edge of a continent.

aureole	see "metamorphic aureole"

batholith	A large mass (greater than 100 square kilometres) of course grained plutonic igneous rock, formed at considerable depth but which is now exposed at surface.

diorite	A common coarse-grained igneous rock of intermediate composition.

metamorphic aureole

Metamorphism is change in a rock and its mineral components due to temperature and pressure conditions in the earth’s crust, related to volcanic activity or mountain building processes. The aureole is the area surrounding this activity in which the rocks have been metamorphosed.

mineral symbols	Au – Gold; Cu – Copper; Pb – Lead; Ag – Silver; Zn – Zinc; Mo – Molybdenum.

plutonic-volcanic complex	An area of igneous rocks formed below the surface (plutonic) and at the surface (volcanic), and generally have formed by the same time or related events.

porphyry deposit	A type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

skarn deposit	A type of mineral deposit in which an accumulation of sulphides and alteration minerals occur in limestone and may be associated to an intrusive igneous rock.

sulphide minerals	Pyrite and pyrrhotite (iron sulphides), chalcopyrite (copper sulphides), sphalerite (zinc sulphide), galena (lead sulphide), molybdenite (molybdenum sulphide).

veinlet-hosted	In this case, the metals of interest are contained within small veins, which are linear cracks or structures within the rocks.

--3--

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements appear in a number of different places in this Annual Report and can be identified by words such as "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may expressed or implied by such forward-looking statements. The statements, including the statements contained in Item 3D "Risk Factors", Item 4B "Business Overview", Item 5 "Operating and Financial Review and Prospects" and Item 11 "Quantitative and Qualitative Disclosures About Market Risk", are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Forward-looking statements include statements regarding the outlook for the Company’s future operations, plans and timing for its exploration programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. The Company’s actual results may differ materially from those in the forward-looking statements due to risks facing the Company or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

  general economic and business conditions, especially investors’ attitudes to junior resource exploration issuers and their willingness to fund them;

  prices of metals, costs associated with mineral exploration and other economic conditions;

  lack of exploration success;

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

--6--

ITEM 2           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

--7--

ITEM 3           KEY INFORMATION

A.           Selected Financial Data

The following tables summarize selected financial data for Continental extracted from Continental’s audited consolidated financial statements for the last five fiscal years ended December 31, 2005, 2004, 2003, 2002 and 2001.

Continental’s annual financial statements have been audited by its current independent registered public accounting firm, KPMG LLP, Chartered Accountants. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Note 9 to the 2005 annual consolidated financial statements provides descriptions of the material measurement differences between Canadian GAAP and United States generally accepted accounting principles ("US GAAP") as they relate to Continental and reconciliation to US GAAP of Continental’s consolidated financial statements.

The following selected financial data is presented in Canadian dollars.

Canadian GAAP

	As at December 31
	(Cdn$)
Balance Sheet Data	2005	2004	2003	2002	2001

Total assets	$5,550,068	$7,504,357	$2,980,415	$231,972	$283,968
Total liabilities	540,707	354,239	169,290	19,123	38,088
Share capital(1) (3)	19,465,518	10,843,269	3,279,360	7,564,652	7,024,819
Deficit(1)	(15,001,192)	(6,420,405)	(821,088)	(7,694,111)	(7,471,248)
Net assets	5,009,361	7,150,118	2,811,126	212,850	245,880

	Year ended December 31
	(Cdn$)
Statement of Operations Data	2005	2004	2003	2002	2001

Interest (income)	$(142,887)	$(119,588)	$(5,754)	$(2,389)	$(8,824)
General and administrative
expenses	1,641,857	994,938	251,125	225,252	475,264
Exploration expenditure	6,113,320	2,139,062	–	–	–
Stock-based compensation(5)	815,321	2,435,995	352,854	–	–
Write down of mineral property
interests	–	–	–	–	249,353
Foreign exchange loss	153,176	148,910	–	–	–
Loss (income) for the year	8,580,787	5,599,317	598,225	222,863	715,793
Loss per common share(2)	0.22	0.17	0.03	0.01	0.16

--8--

US GAAP
	As at December 31
	(Cdn$)
Balance Sheet Data	2005	2004	2003	2002	2001

Total assets(4)	$19,063,954	$21,018,243	$16,494,302	$13,513,886	$13,797,853
Total liabilities(4)	14,054,593	13,868,125	13,683,176	13,533,009	13,551,974
Share capital (3)	39,845,355	31,223,106	23,659,197	20,815,550	20,275,717
Deficit	(35,723,338)	(27,142,551)	(21,543,234)	(20,945,009)	(20,722,146)
Net assets	5,009,361	7,150,118	2,811,126	212,850	245,880

	Year ended December 31
	(Cdn$)
Statement of Operations Data	2005	2004	2003	2002	2001

Interest (income)	$(142,887)	$(119,588)	$(5,754)	$(2,389)	$(8,824)
General and administrative
expenses	1,641,857	994,938	251,125	225,252	475,264
Exploration expenditure	6,113,320	2,139,062	–	–	35,777
Stock-based compensation(5)	815,321	2,435,995	352,854	–	–
Write down of mineral property
interests	–	–	–	–	249,353
Foreign exchange	153,176	148,910	–	–	–
Loss (income) for the year	8,580,787	5,599,317	598,225	222,863	751,570
Loss per common share(2)	0.22	0.17	0.03	0.01	0.17

Notes:

(1)

Continental has expensed mineral exploration costs as incurred, which is consistent with US GAAP, whereby all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production.

(2)

Under Canadian GAAP and US GAAP management incentive shares held in escrow, releasable over specified periods, are excluded from the computation of loss per common share before the conditions for their release have been achieved. As at December 31, 2003 there were 4,650,000 Continental common shares held in escrow. No Continental common shares were held in escrow at December 31, 2004 and December 31, 2005.

Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

(3)

At the annual and extraordinary general meeting of shareholders of the Company held in June 2002, a special resolution was passed permitting the paid-up capital of the Company’s common shares to be reduced by $7,471,248 (which represented the accumulated deficit of the company at December 31, 2001). This reduction was presented as a $7,128,939 reduction of share capital and $342,309 reduction in contributed surplus for Canadian GAAP purposes. This offset of accumulated deficit against share capital is not allowable under US GAAP.

--9--

US GAAP requires mineral property exploration and land use costs to be expensed as incurred until commercially recoverable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Company has expensed all mineral property exploration and land use costs for both Canadian and US GAAP purposes. However, included in the cost of the Harmony property that was acquired in fiscal 2001, were mineral property exploration costs that had been capitalized for Canadian GAAP purposes. As a result of capitalizing mineral property exploration costs for Canadian GAAP purposes, $13,250,898 of mineral property exploration costs included in the book value of the Harmony Gold Property at the date of its purchase in fiscal 2001 would have been previously expensed for US GAAP purposes. Accordingly, for US GAAP purposes, these costs would have been excluded from the value allocated to the Gibraltar Preferred shares and redeemable preferred shares of the Company (note 3) on the sale of the Harmony Gold Property

(4)

US GAAP does not permit the offset of a financial asset and financial liability when more than two parties have an interest in the financial asset and liability, which is permitted under Canadian GAAP. As such, the Gibraltar preferred shares and the redeemable preferred shares of the Company would be presented on the balance sheet at their gross value as a financial asset and a financial liability respectively under US GAAP.

(5)	Effective January 1, 2002, the Company prospectively adopted the fair value method of accounting for stock-based compensation for both Canadian GAAP and US GAAP purposes.

	As at December 31
	(Cdn$)
Period End Balances
(Canadian GAAP)	2005	2004	2003	2002	2001
Working capital	$3,918,474	$7,150,117 $	2,811,125 $	212,849	$245,879
Plant and equipment, net	132,241	–	–	–	–
Mineral property interests	999,006	–	–	–	–
Shareholders’ equity	5,009,361	7,150,118	2,811,126	212,850	245,880
Number of common shares
outstanding at year end	47,306,185	37,629,851	26,145,352	20,594,101	16,748,391

See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for further details, including note 9, which reconciles Canadian GAAP to US GAAP.

The Company has not declared or paid any dividends since incorporation.

--10--

Currency and Exchange Rates

On May 26, 2006, the Federal Reserve noon rate for Canadian Dollars was US$1.00 to Cdn$1.1073. The following tables set out the exchange rates, based on the buying rates posted on the Bank of Canada website (www.bankofcanada.ca) for the conversion of Canadian Dollars into U.S. Dollars.

	For year ended December 31
	2005	2004	2003	2002	2001
End of Period	$1.1659	$1.2036	$1.2924	$1.5796	$1.5926
Average for the Period	$1.2116	$1.3015	$1.3402	$1.5704	$1.5484
High for the Period	$1.2555	$1.3968	$1.5747	$1.6132	$1.6021
Low for the Period	$1.1610	$1.1774	$1.2924	$1.5110	$1.4936

Monthly Low and High Exchange Rate
	Low	High
April 2006	1.1133	1.1719
March 2006	1.1322	1.1724
February 2006	1.1380	1.1578
January 2006	1.1439	1.1726
December 2005	1.1507	1.1734
November 2005	1.1657	1.1961

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

--11--

As Continental’s mineral properties do not contain any reserves or any known body of economic mineralization, Continental may not discover commercially exploitable quantities of ore on its mineral properties that would enable it to enter into commercial production, achieve revenues and recover the money it spends on exploration.

The Xietongmen Project, the Company's only active resource prospect, is in the exploration stage, and in 2005 had initiated studies directed toward the completion of a Feasibility Stage. The known mineralization at the Xietongmen Property has not been determined to be economic ore, and may never be determined to be of economic value. Continental has conducted initial exploration activities on the Xietongmen Property and plans to conduct further exploration activities, including the completion of feasibility studies necessary to evaluate whether a commercially mineable orebody exists on the Xietongmen Property. There is a substantial risk that these exploration activities will not result in discoveries of commercially recoverable quantities of ore. Any determination that Continental’s properties contain commercially recoverable quantities of ore may not be reached until such time that final comprehensive feasibility studies have been concluded that establish that a potential mine is likely to be economically viable. There is a substantial risk that any preliminary or final feasibility studies carried out by Continental will not result in a positive determination that the Xietongmen Property can be commercially developed.

Continental’s exploration activities on the Xietongmen Property may not be commercially successful, which could lead Continental to abandon its plans to develop the property and its investments in exploration.

Continental’s long-term success depends on its ability to establish commercially recoverable quantities of ore on the Xietongmen Property that can then be developed into commercially viable mining operations. Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. These risks include unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor. The success of copper and gold exploration is determined in part by the following factors:

  the identification of potential copper and gold mineralization based on superficial analysis;

  availability of government-granted exploration permits;

  the quality of management and geological and technical expertise; and

  the capital available for exploration.

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Continental may invest significant capital and resources in exploration activities and abandon such investments if it is unable to identify commercially exploitable mineral reserves. The decision to abandon a project may reduce the trading price of Continental’s common shares and impair Continental’s ability to raise future financing. Continental cannot provide any assurance to investors that it will discover or acquire any

--12--

mineralized material in sufficient quantities on any of its properties to justify commercial operations. Further, Continental will not be able to recover the funds that it spends on exploration if it is not able to establish commercially recoverable quantities of ore on the Xietongmen Property.

As Continental has no history of earnings and no foreseeable earnings, Continental may never achieve profitability or pay dividends.

Continental has a long history of losses and there can be no assurance that Continental will ever be profitable. Continental has paid no dividends on its shares since incorporation. Continental presently has no ability to generate earnings as its mineral properties are in the exploration stage. If Continental is successful in developing the Xietongmen Property, Continental anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. Continental does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of Continental’s board of directors, which will take into account many factors including Continental’s operating results, financial conditions and anticipated cash needs. For these reasons, Continental may never achieve profitability or pay dividends.

Continental’s consolidated financial statements have been prepared assuming Continental will continue on a going concern basis, but there can be no assurance that Continental will continue as a going concern.

Continental’s consolidated financial statements have been prepared on the basis that Continental will continue as a going concern. At December 31, 2005, Continental had working capital of approximately $3.9 million, which is not sufficient to maintain Continental’s administrative costs, to complete the exploration of the Xietongmen Property and to meet its planned business objectives. Management recognizes that Continental will need to generate additional financial resources in order to meet its planned business objectives for the upcoming year. There can be no assurances that Continental will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If Continental is unable to obtain adequate additional financing, Continental will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that Continental's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

Continental will require significant additional financing in order to continue its exploration activities and its assessment of the commercial viability of the Xietongmen Property.

Continental will need to raise additional financing to complete exploration activities and feasibility studies for the Xietongmen Property. If the costs of Continental’s planned exploration programs are greater than anticipated, Continental may have to seek additional funds through public and private share offerings, arrangements with corporate partners, or debt financing. There can be no assurance that Continental will be successful in its efforts to raise these required funds, or on terms satisfactory to it. The continued exploration of the Xietongmen Property and the development of Continental’s business will depend upon Continental’s ability to establish the commercial viability of the Xietongmen Property and to ultimately develop positive cash flow from operations and reach profitable operations. Continental currently is in the exploration stage and has no revenue from operations and is experiencing significant negative cash flow. Accordingly, the only other sources of funds presently available to Continental are through the sale of equity and debt capital. Alternatively, Continental may finance its business by offering an interest in its mineral properties to be earned by another party or parties carrying out further

--13--

exploration and development thereof or to obtain project or operating financing from financial institutions, neither of which is presently intended. If Continental is unable to obtain this additional financing, Continental will not be able to continue its exploration activities and its assessment of the commercial viability of the Xietongmen Property. Further, if Continental is able to establish that development of the Xietongmen Property is commercially viable, the inability of Continental to raise additional financing at this stage would result in the inability of Continental to place the Xietongmen Property into production and recover its investment.

If prices for gold and copper decline, Continental may not be able to raise the additional financing required to fund its exploration activities for the Xietongmen Property.

The ability of Continental to raise financing to fund its exploration activities and, if warranted, development of the Xietongmen Property, will be significantly affected by changes in the market price of the metals it mines or explores for. The prices of gold and copper are volatile, and are affected by numerous factors beyond Continental’s control. The level of interest rates, the rate of inflation, the world supplies of and demands for gold and copper, and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of gold and copper have fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of gold and copper, with the result that Continental may not have sufficient financing with which to funds its exploration activities. In this event, Continental may not be able to carry out planned exploration activities and, if warranted, development of the Xietongmen Property with the result that Continental may have to curtail its plan of operations.

The exercise of outstanding options and share purchase warrants issued by Continental will result in the issuance by Continental of additional common shares and the unrestricted resale of these additional common shares may have a depressing effect on the current trading price of Continental’s common shares.

At May 26, 2006 there were approximately 3.2 million options and 1.1 million warrants of Continental outstanding. Dilutive securities represent approximately 8% of Continental’s issued shares as at May 26, 2006. On April 13, 2006 Continental announced a possible merger with Great China Mining Inc to unify 100% of the Xietongmen Property. Under the proposed merger, Continental will issue approximately 36 million shares to the original shareholders of Great China Mining Inc plus 250,446 options to replace Great China Mining options. An additional 1.5 million shares and 1.5 million warrants will also be issued for additional properties as well as 700,000 options to certain proposed directors and 2.5 million incentive units (consisting of one share and one warrant) to a proposed director. This merger and the exercise of the outstanding options and warrants will result in the issue by Continental of additional common shares and the unrestricted resale of these additional common shares may have a depressing effect on the current trading price of Continental's common shares.

The market price of Continental’s common shares is subject to high volatility and could cause investor loss.

The market price of a publicly traded stock, especially a resource issuer like Continental, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of market for resource stocks, the strength of the economy, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of Continental’s common shares suggests Continental’s shares will continue to be volatile.

--14--

Therefore, investors could suffer significant losses if Continental’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell Continental shares.

Continental competes with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Continental. Continental faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than Continental does. As a result of this competition, Continental may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Continental considers acceptable or at all.

Continental is subject to many risks that are not insurable and, as a result, Continental will not be able to recover losses through insurance should such risks occur.

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Continental may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities would result in increases in Continental’s operating expenses which would, in turn, have a material adverse effect on Continental’s financial position and its results of operations. Although Continental maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Continental might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event Continental could incur significant liabilities and costs that could materially increase Continental’s operating expenses.

Continental may lose the ability to continue exploration and, if warranted, development of the Xietongmen Property in the event that it does not own valid title to its mineral claims.

Continental has earned a 50% interest in mineral claims that comprise the Xietongmen Property. Continental’s ownership of these minerals should not be construed as a guarantee that title to such interests will not be challenged or impugned. The mineral claims may be subject to prior unregistered agreements or transfers or claims on title, and title may also be affected by undetected defects. If Continental does not have valid title to its mineral claims, then it may lose the rights to continue exploration and, if warranted, the development of the Xietongmen Property.

Political instability and uncertainty in Tibet, People’s Republic of China could increase the cost to Continental of carrying out its plan of operations, delay its exploration and, if warranted, development activities and make it more difficult for Continental to obtain additional financing.

The majority of Continental’s operations and most significant mineral property interest is located in Tibet, in the People’s Republic of China. Operating in a foreign country, including China, usually involves great uncertainties relating to political and economic matters. Political uncertainty may result in unexpected changes in government legislation and policy. These changes in legislation and policy may include changes that impact on Continental’s ownership of the Xietongmen Property and its ability to continue exploration and, if warranted, development of the Xietongmen Property. Such uncertainty may cause Continental to delay its plan of operations or decrease the willingness of investors to provide financing to Continental. Accordingly,

--15--

changes in legislation and policy could result in the increase of the costs to explore and, if warranted, develop the Xietongmen Property and could delay these activities.

Changes in government legislation in China could affect Continental’s exploration of the Xietongmen Property and could preclude Continental from continuing to explore and, if warranted, to develop the Xietongmen Property.

Continental is required to carry out its exploration activities and, if warranted, any development activities in accordance with Chinese national and provincial legislation and regulations. Continental is conducting its exploration activities on the Xietongmen Property in compliance with current applicable mining permit and exploration requirements. Changes in government legislation, including changes in environmental regulations or land claims, or the adoption of new legislation governing mining operations, ownership of mineral properties or environmental protection could increase the cost to Continental of conducting its exploration activities and, if warranted, development of the Xietongmen Property or could preclude Continental from proceeding with its exploration activities and, if warranted, development activities. Continental is not aware of any specific new or adverse environmental legislation proposed in China. However, it is not possible to assess with any certainty the potential impact of such possible future regulation.

The adoption of stricter environmental legislation governing the Xietongmen Property could increase the costs to Continental of exploring and, if warranted, developing the Xietongmen Property and could delay these activities.

Continental must comply with applicable environmental legislation in carrying out its exploration and, if warranted, development of the Xietongmen Property. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to Continental of carrying out its exploration and, if warranted, development of the Xietongmen Property. Further, compliance with stricter environmental legislation may result in delays to Continental’s exploration and, if warranted, development activities.

As Continental conducts its Chinese mineral exploration activities through foreign subsidiaries, any limitation imposed by any government or legislation on the transfer of assets and cash between Continental and its subsidiaries could restrict Continental’s ability to fund its operations efficiently.

Continental conducts its operations through foreign subsidiaries and substantially all of its assets, other than cash, are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent company and such entities, or among such entities, could restrict Continental’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist in the future, could have an adverse impact upon Continental’s valuation and stock price.

If Continental loses the services of the independent contractors that it engages to undertake its exploration, then Continental’s plan of operations may be delayed or be more expensive to undertake than anticipated.

Continental’s success depends to a significant extent on the performance and continued service of certain independent contractors, including Hunter Dickinson Inc ("HDI"). The Company has access to the full resources of HDI, an experienced exploration and development firm with in-

--16--

house geologists, engineers and environmental specialists, to assist in its technical review of the various opportunities. However, the Company does not have the right to require HDI to bring to the Company all corporate opportunities that come to HDI's attention. Continental has contracted the services of professional drillers and other contractors for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could result in the exploration activities planned to be undertaken by Continental being delayed or being more expensive to undertake than anticipated.

If Continental’s directors cause it to enter into transactions in which its officers and/or directors have an interest, Continental may enter into transactions that are on less favourable terms than would be negotiated with an arm’s length party.

The success of the activities of Continental is dependent to a significant extent on the efforts and abilities of its management. Investors must be willing to rely to a significant extent on their discretion and judgment. However, most directors and officers of Continental are part-time and also serve as directors and officers of other similar companies involved in natural resource development, and Continental does not maintain key employee insurance on any of its employees. Accordingly, it may occur that properties will be offered to both Continental and such other companies. Furthermore, those other companies may participate in the same properties as those in which Continental has an interest. As a result, there may be situations which involve a conflict of interest. In that event, the directors would not be entitled to vote at meetings of directors which evoke any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts might arise and will at all times use their best efforts to act in the best interests of Continental. If Continental’s directors cause it to enter into transactions in which its officers and/or directors have an interest, Continental may enter into transactions that are on less favourable terms than would be negotiated with an arm’s length party.

Penny Stock Classification Could Affect the Marketability of the Company’s Common Stock and Shareholders Could Find It Difficult to Sell Their Stock.

The Company’s stock may be subject to "penny stock" rules as defined in Securities and Exchange Act of 1934 rule 3a51-1. The Securities and Exchange Commission has adopted rules which regulate broker-dealer practices in connection with transactions in penny stocks. The Company’s common shares may be subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

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

--17--

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

The Fluctuations of Foreign Currency Could Have a Negative Impact on Continental.

The Company’s cash reserves and expenditures may be significantly affected by changes in the Canadian Dollar to US Dollar exchange rate. The Chinese Yuan to US Dollar rate has recently been unfixed and the fluctuations may have adverse consequences to Continental. The Canadian Dollar/US Dollar exchange rate has varied significantly over the last several years.

Likely PFIC Status Has Consequences for U.S. Investors.

Shareholders who are U.S. taxpayers should be aware that Continental expects to be a passive foreign investment company ("PFIC") for the current fiscal year, may also have been a PFIC in prior and may also be a PFIC in subsequent years. If Continental is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the shares of Continental. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Continental’s net capital gain and ordinary earnings for any year in which Continental is a PFIC, whether or not Continental distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election, generally, must include as ordinary income in each year, the excess of the fair market value of the common shares over the taxpayer’s tax basis therein.

--18--

ITEM 4           INFORMATION ON THE COMPANY

SUMMARY

A.           History and Development of the Company

1.	The legal name of the company which is the subject of this Form 20-F, is "Continental Minerals Corporation" (herein "Continental" or the "Company").

2.	Continental was incorporated in British Columbia, Canada on February 7, 1962 and has undergone a number of name changes since that time.

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

4.	The principal business events in Continental’s 44 year history are (in chronological order from most recent):

(i)
entering into an agreement in February 2004 with China NetTV Holdings Inc. (subsequently renamed as Great China Mining Inc., ("GCMI")) and certain others, pursuant to which the Company acquired the option to earn up to a 60% interest in GCMI’s Xietongmen copper-gold property, located approximately 260 kilometres southwest of Lhasa in Tibet. In November 2004, the Company and GCMI superseded the February agreement and restructured the option so that the Company acquired the option to purchase up to 60% of the shares of Highland Mining Inc. ("Highland"), a British Virgin Islands ("BVI") company, which owns Tibet Tian Yuan Minerals Exploration Ltd. ("Tian Yuan"), a private Chinese corporation which had acquired 100% of the Xietongmen Property;

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

--19--

B.           Business Overview

1.           Continental’s Business Strategy and Principal Activities

Continental (and its predecessor companies) has been in the natural resource exploration business since its incorporation. The Company’s principal business activity is the acquisition and exploration of mineral properties.

In February 2004, the Company announced that it had reached an interim option agreement with China NetTV Holdings Inc. (subsequently renamed as Great China Mining Inc "GCMI"), a public company quoted on the OTC-BB, pursuant to which the Company had acquired the right to earn-in to either a 50% or a 60% direct working interest in GCMI’s Xietongmen copper-gold property, located approximately 260 kilometres southwest of Lhasa in Tibet, in the People’s Republic of China.

In November 2004, the Company and GCMI restructured the working interest option to instead give the Company an option to buy into a British Virgin Islands ("BVI") company which by then indirectly owned the Xietongmen property through a Chinese subsidiary. Under the restructured arrangements, the Company acquired options to purchase 50% or 60% of the shares of Highland Mining Inc. , a BVI company which owns 100% of Tibet Tian Yuan Minerals Exploration Ltd., a private Chinese corporation which had acquired 100% of the Xietongmen Property.

In December 2004, a formal agreement (the "Option Agreement") was finalized and received Canadian and Chinese regulatory approvals. Under the Option Agreement, the Company acquired options to earn up to a 60% interest in Highland as follows:

The Company could earn an initial 50% interest in Highland (the "First Option") by:

(i)	paying initial option payments totalling US$2 million, comprising:

	(a)	US$1.2 million upon receipt of regulatory approvals, which was paid in December 2004; and

	(b)	the US$0.8 million balance within one year, which was paid in December 2005; and

(ii)

funding Highland to allow it to conduct a further US$5 million of exploration on the Xietongmen Project. Of this, exploration expenditures of US$3 million were to be funded by November 10, 2005 with a further US$2 million of exploration expenditures required to be funded by November 10, 2006.

Upon acquisition of 50% of Highland, the Company could increase its interest in Highland to 60% (the "Second Option") by funding a further US$3 million in exploration expenditures on the Xietongmen Property within the ensuing year.

Continental put its rights under the Option Agreement into an indirect wholly-owned Cayman subsidiary for tax planning reasons. Continental owns 100% of the shares of Cayman corporation, N7C Resources Inc. ("N7C"), which in turn owns 100% of N8C Resources Inc. ("N8C") which itself holds the options under the Option Agreement. Continental funds its investment in Highland via N7C and N8C.

As of December 31, 2005 the Company had fulfilled its obligations, including the payment of the balance option payment of US$0.8 million on December 15, 2005, and having spent over US$5

--20--

million on the Xietongmen Property, to complete and exercise the First Option. The Company gave a notice of exercise of First Option to GCMI as well as notice of the Company’s intention to exercise the Second Option.

Under the Option Agreement, the Company will manage Highland and Tian Yuan during the option period. Once the Second Option is exercised and the first US$8 million in exploration expenditures is funded, further equity and/or loan funding of Highland will be proportional to interests held in the project, with a proportionate reduction in the shareholdings of any shareholder which fails to match the funding of the others. If the other parties’ shareholdings in Highland fall below 15%, those parties may elect to convert their holdings to an entitlement of 12.5% of the after pay-back net profit of Highland.

In April 2006, the Company completed the exploration expenditure requirement to exercise the Second Option to earn-in additional 10% (to a total of 60%) interest in Highland Mining Inc. pursuant to the Highland Mining Option Agreement. The expenditures incurred are currently under review by Great China Mining Inc (“GCMI”).

In April 2006, the Company announced that it had entered into agreements with shareholders holding approximately 67% of GCMI’s common shares who have agreed to support a merger among GCMI and the Company, whereby GCMI shares will be exchanged for Continental common shares on a ratio of 8.7843 GCMI shares for each Continental common share. Completion of the merger is subject to a number of conditions, including execution of definitive merger documentation, as well as shareholder and regulatory approvals. The Company will also issue 250,446 options at exercise prices ranging from $1.02 to $1.23 with expiry dates ranging from August 2, 2006 to December 2, 2008, to replace certain GCMI options currently outstanding. If for any reason the corporate merger cannot complete, the majority shareholders of GCMI have agreed to exchange their shares at the above ratio in a series of private transactions, subject to regulatory approval.

The Company will also acquire three minerals property interests totalling approximately 109 square kilometers, lying within an area of interest near the Xietongmen Property, through the issuance of an additional 1,500,000 units, with each unit consisting of one Continental common share and one common share warrant exercisable at $1.59 per common share for two years, from the date of the completion of the merger. The Company is also required to pay US$3,250,000 cash, with US$1,250,000 payable on completion of the merger and the remaining balance in four equal annual installments of US$500,000 to certain property holders.

Pursuant to the terms of the merger agreement, Continental will increase its board of directors to 11 and appoint to it three GCMI nominees. Two of these nominees are Messrs. Wang Zhi and Yang (Jack) Jie, both of whom currently serve as directors of GCMI. Continental will also issue 700,000 options exercisable at $1.61 per common share expiring February 28, 2011. The Company has also agreed to retain Mr. Wang under an incentive arrangement and has agreed to pay a bonus of 2,500,000 units of Continental (one share plus one one-year share purchase warrant exercisable at $1.59 per common share) in the event that all necessary mining permits are received in a timely manner, but in any event, no later than March 31, 2010.

2.           Funding Initiatives

In 2005, Continental did not initiate any funding activities. A US$24.3 million budget was approved for Continental for the 2006-07 exploration program. A financing will probably be required to be completed by Continental in order to raise the funds necessary to complete this exploration program.

--21--

C.           Organizational Structure

The following diagram illustrates the relationship between Continental and its subsidiaries, and the Company’s principal mineral property:

               Continental also holds Gibraltar tracking preferred shares, as disclosed in Item 5E.

D.           Property, Plant and Equipment

The only mineral property of Continental is the Xietongmen Property (See "Further Particulars of Continental’s Properties" below for further information about Xietongmen Property.) Certain vehicles and equipment were purchased during 2005. The following table shows the details of those fixed assets.

--22--

	December 31, 2005
		Accumulated
	Cost	amortization	Net book value

Vehicles	$109,702	$2,806	$106,896
Buildings	12,767	–	12,767
Field	5,356	–	5,356
Computers	6,269	–	6,269
Furniture	953	–	953
	$135,047	$2,806	$132,241

E.           Further Particulars of Continental’s Properties

Xietongmen Property

Location, Access, Topography and Climate

Location and Property Description

The Xietongmen Property is located at latitude 29 degrees 22.5’ N and longitude 88 degrees 25.5’ E, approximately 260 kilometres west of Lhasa, Tibet, People’s Republic of China (Figure 1).

--23--

Figure 1 Location of Xietongmen Property

Mineral title is acquired by application to the Chinese government in a procedure that is the equivalent of map staking. The prospecting license number for the 1,290-hectare Xietongmen Property is 5400000320470. It was registered and issued by the Tibet Geological Exploration Bureau, Ministry of Land and Resources. The expiry date is July 1, 2006 and it is extendable. To maintain the license, payment of an annual fee of about $20 per square kilometre is required. For the Xietongmen Property, the cost is $258 per year. Prospecting work also needs to be done. Expenditures of approximately $80,000 to $100,000 per year are required to keep the Xietongmen Property in good standing.

Permits for surface and underground exploration surveys and drilling are in place. To mine, surface rights need to be purchased and a land use license acquired with an annual fee. Prospecting license holders have a "privileged priority" or "priority right" to obtain a mining

--24--

license to the mineral resources within their prospecting area. The applicant must meet the conditions and requirements set out in the law in respect to such things as adequate funding, technical qualifications, mining plans (Feasibility Study approved by the Chinese Design Institutes) and the preparation of environmental and social impact statements.

Topography, Climate, Access and Infrastructure

The Xietongmen Property lies south of the Eastern Gangdese Mountains. Topography is moderate and the principal area of interest is at an altitude of approximately 4,200 metres. The broad Tsangpo River valley is located approximately two kilometres from the southern property boundary.

The property has a semi-arid climate with 300-400 mm of rainfall occurring from June to September and minimal to no precipitation from October to May. Night temperatures are -5 degrees to -15 degrees Celsius and day temperatures are +5 to +15 degrees Celsius. Summer temperatures range from 5 to 25 degrees. Little snow accumulates below an elevation of 5,000 metres. Exploration activities can be conducted year round with the exception of a few days during the rainy season and after the occasional snowfall.

The Xietongmen project is well located for development. A paved highway and hydro-generated electric transmission lines pass near the southern end of the property. The highway provides direct access to the city of Rikaze (locally called Shigatse) (population 100,000), approximately 53 kilometres to the east, where fuel, food, lodging and office facilities are available. In addition, a cement plant is located on the highway into Rikaze (Shigatse), some 40 kilometres from the Project site. Other supplies, heavy equipment, equipment operators and vehicles are readily obtainable also in Rikaze (Shigatse) or in Lhasa, a drive of less than four hours from Rikaze (Shigatse). A railway was completed to Lhasa in late 2005, which connects to multiple copper smelters and other industrial centers located throughout China. Construction of a railway extension from Lhasa to Rikaze has also been initiated by the Chinese government, with completion expected in 2010.

Exploration History

The Chinese Government provided funds to carry out regional geological surveys at a scale of 1:1,000,000 during the years 1983-1985. The Tibet Geological Bureau sponsored regional geochemical stream sediment surveys at a scale of 1:500,000 during the years 1989-1990 and followed-up a gold anomaly in the vicinity of the Xietongmen property in 2000. This work included geological, geophysical and soil geochemical surveys and digging of several widely spaced test pits. The geophysical work was an IP survey, but the results were presented in an unfamiliar format.

Two adits, PD 01 and PD 04, were excavated in 2001 and 2002, respectively, by the 6th Geological Exploration Team of Tibet to determine the nature and tenor of the mineralization. Consecutive two metre long channel samples were cut from the toe of the adit walls. These adits and their crosscuts total approximately 172 meters and 443 meters, respectively, in length.

In December 2002, Honglu Investment Holdings Ltd ("Honglu") acquired the property and a Prospecting Permit for the property through its 65% owned subsidiary Danlu Resource Development Co. Ltd. Great China Mining acquired a 100% interest in the property from Honglu in July 2003, and drilled two vertical holes totaling 703 meters. The 50 millimeter diameter core was split in half by chisel and sampled at consecutive 2 meter intervals. Core, underground and pit samples were assayed for only gold and copper.

--25--

Strong copper-gold mineralization and a laterally extensive copper-gold soil geochemical anomaly were reported from the work by the 6th Geological Exploration Team and by Honglu. Continental carried out a due diligence program in late 2003 and in the first half of 2004, including a review of all existing data, physical examination of the property and underground workings, and re-logging, re-sampling and re-assaying of drill core. Positive results from this study led to the agreement between Continental and GCMI in 2004.

Geology

The Xietongmen property is situated within the Gangdese Arc, an east-trending volcanic and continental magmatic arc that formed between >120 and 30 million years ago. A 4 km-long alteration zone has overprinted intermediate volcanic and related intrusive rocks adjacent to an altered diorite porphyry stock. This zone hosts widespread disseminated and veinlet-hosted, porphyry-style copper and gold mineralization. The well-mineralized zone is within and overprinted by a contact metamorphic aureole associated with the western contact of a biotite granodiorite intrusion.

Mineralization on the Xietongmen property occurs within a 300 meters to 500 meters wide, west-northwest trending, gossanous alteration zone that has been traced along strike in volcanic host rocks by geochemical surveys, geological mapping and test pit excavation for at least 2.5 kilometers. Two principal areas of porphyry-type mineralization are located on the property; the Xietongmen deposit and a second zone located 1.3 km to the west of the Xietongmen deposit.

Historical exploration and the work reported herein have clearly established good horizontal and vertical continuity of copper-gold mineralization in the Xietongmen deposit over a volume that currently measures up to 900 m northwest-southeast and 400 meter northeast-southwest and averages 200 m vertically. The mineralization profile consists of a gold-bearing oxide cap from which copper has been leached, an underlying zone of mixed supergene (enriched copper) minerals dominated by chalcocite that commonly enriches the uppermost part of the deposit in copper, and a thick underlying hypogene (primary copper) zone. The upper oxide and mixed zones rarely extend more than about 20 to 50 meters below surface.

Sulphide mineralization within the hypogene zone in the Xietongmen deposit averages about 8% but locally ranges up to much higher concentrations. Sulphide minerals comprise pyrite, chalcopyrite, pyrrhotite, sphalerite, very minor galena, and trace molybdenite. Rare native gold has been recognized in thin section, within chalcopyrite and pyrite, or at the boundaries of chalcopyrite grains. The sulphides occur in both disseminated and vein-hosted forms.

Exploration and Development

Surface Exploration and Drilling

Continental undertook a major exploration program at Xietongmen in 2005. The work comprised 10 square kilometres of geological mapping, collection of approximately 1,100 rock chip and 500 soil samples, and completion of 63 diamond drill holes totaling 21,233 meters. Exploration expenditures through December 31, 2005, were approximately $6.3 million. Drilling focused on the southeast portion of an open-ended, coincident copper and gold soil geochemical anomaly that measures over 2,500 meters in length, and began proximal to two historical drill holes and two exploration adits that had previously documented strong copper and gold mineralization. Drill results from 2005 include long intervals of continuous, strong copper and gold mineralization that average over 200 meters in length for 62 completed holes in the main deposit. Mineral resources at various cut-off grades are summarized in the section "Estimates of Mineralization" below.

--26--

Continental initiated drilling on the Xietongmen property on April 1, 2005, and concluded the program on December 15, 2005. The drill holes are laid out on a 50 meter grid oriented parallel to the cardinal directions. Drilling began in the area surrounding well-mineralized historical holes ZK701 and ZK301 and adits PD-01 and PD-04, and stepped outward as results were obtained. The area drilled on 50 meter centers measures approximately 750 meters northwest-southeast by up to 350 meters northeast-southwest. The deposit remains open to expansion in all lateral directions.

Copper-gold mineralization was encountered in all drill holes. Assay results show that mineralization is well-developed and has excellent lateral and vertical continuity for both copper and gold. Mineralization extends from the base of a thin cover of barren overburden, sequentially through a zone of oxidized volcanic rock, through additional volcanic rock that contains gold and variably enriched copper in a zone of mixed supergene and hypogene minerals, and into hypogene copper-gold sulphide mineralization in volcanic rocks. The base of mineralization coincides with either the hanging wall contact of the hornblende quartz diorite sill encountered in each hole, or an alteration change that is located up to several tens of meters above this contact. In both cases the change from strongly to weakly mineralized rock is fairly abrupt, and mineralization coincides generally with the presence of early-stage quartz-sulphide and biotite-sulphide veins and associated alteration.

Hole locations for drilling at the Xietongmen deposit to the end of 2005 are shown on a plan map of the 3900 level (Figure 2), along with the grades from the block model used for the resource estimate described in "Estimates of Mineralization" below. The level plan is shown on the longitudinal section through the deposit (Figure 3).

Figure 1 – Xietongmen Deposit – Plan of drill holes at 3900 m elevation

--27--

Figure 2 - Xietongmen Deposit – Section A-A’

A second copper-gold zone, the Langtongmen zone, encompasses an area of scattered outcrop approximately 1 kilometer in diameter where reconnaissance-type rock chip samples of intensely weathered, quartz stockwork veined, sericite altered, volcanic rocks and a quartz porphyry intrusion, similar to the mineralized intrusion at the nearby Xietongmen deposit, carry anomalous concentrations of copper and gold in the range of 500-8100 parts per million (ppm) and 100-900 parts per billion (ppb) respectively. An initial test hole, Hole 5057, drilled in the anomalous area returned a 135.5 meters interval from 194 to 325.5 meters grading 0.28% copper and 0.31 g/t gold.

Preliminary Engineering

Metallurgy

Initial tests were performed on five different mineralization samples from the Xietongmen deposit to provide a preliminary understanding of the potential processing methods and results. The Xietongmen porphyry copper-gold deposit is comprised of continuous mineralization hosted

--28--

largely by volcanic rocks. Mineralization is broken down into three zones: oxide, supergene (enriched copper) and hypogene (primary copper) with average thicknesses of 20 metres, 40 metres and +200 metres, respectively. Three samples were taken from the hypogene zone – lower, middle and upper - and one each from the supergene and oxide zones in the deposit. Copper head grade assays gave an average of 0.56% copper for the hypogene samples; 1.50% for the supergene sample; and 0.17% for the oxide sample. Gold contents range from 1.0 g/t for the lower hypogene sample to 0.7 g/t for the oxide sample.

Results of metallurgical scoping tests are encouraging, showing that both the hypogene and supergene can be floated at relatively coarse primary grinds (80% passing 150 microns). On average, rougher flotation at that size recovered 93.4% copper and 82.7% gold from the hypogene composite and 90.6% copper and 75.4% gold from the supergene sample. Further optimization is required on the supergene sample. It is anticipated that the grades of the flotation concentrates are likely to reach 25% copper, or better. Initial Bond ball mill tests for samples from the supergene and hypogene gave work indices of 12.1 and 14.6 kilowatt-hour/tonne, respectively. Additional work is required to fully assess gold recovery.

Sampling and Analytical

In 2003, all drill core from Honglu’s two holes, ZK0301 and ZK0701 were logged and sampled by the 8th Geological Brigade and sent by Honglu personnel to CLTB Laboratory in Lhasa, Tibet. The samples averaging 1.98 meters in length were analyzed for gold and copper.

Sixty three drill holes were completed by Hunan Pacific Drilling Inc. and 711 Drilling in 2005. These holes, numbered 5001 through 5063, averaged 339 meters in length. A total of 735.76 meters of PQ (8.5 centimeter diameter), 4,606.2 meters of HQ (6.35 centimeter) and 15,990.93 meters of NQ (4.76 centimeter) core were drilled. Drill core was transported from the drill site by company truck to a secure logging, sampling and sample preparation facility at Rikaze (Shigatse).

In 2005, thirty four holes were drilled PQ from the surface to an average depth of 22 meters. HQ drilling was completed to an average depth of 85 meters in all holes, after reduction in the case of the PQ holes, or from the surface in the 29 non-PQ holes. The remaining portions of the holes were drilled NQ to the end. A total of 10,193 core samples, averaging 2.24 meters in length, were taken by Continental personnel from the 63 core holes drilled in 2005.

Geotechnical data was recorded for 34 drill holes including part of 5023 and all of drill holes 5031 through 5063. Core recovery was measured on 5,254 drill run intervals averaging 2.17 metres in length. Recovery was generally very good, averaging 98.0% for the sampled intervals measured, 89.3% of which had 100% recovery.

The half-core samples were crushed at a preparation facility, supervised by Acme Analytical Laboratories, adjacent to the logging and sampling facility. Of the 9,856 samples that were weighed, the 267 PQ samples averaged 9.94 kilograms, the 2,057 HQ samples averaged 5.28 kilograms and the 7,532 NQ samples averaged 4.73 kilograms. The weight for the remaining 337 samples was not recorded.

Security

The drill core was boxed at the drill rig and transported daily by Continental’s truck to the secure logging, sampling and sample preparation facility. The core was geologically and geotechnically logged, given Quality Control Quality Assurance designations, photographed and sampled under the supervision of Continental’s geological staff. Sample sawing, drying, crushing and splitting

--29--

was supervised by Acme Analytical Laboratory personnel in an adjoining secure facility. The remaining half of the drill core and the coarse rejects were retained at the core logging facility.

Samples were packed in wooden crates with steel strapping and shipped by Continental’s truck to Lhasa airport and then by commercial air freight to Acme Analytical Laboratories in Vancouver, BC. Samples from three shipments that did not arrive in Vancouver were replaced with new splits taken from the coarse reject sample inventory. The pulp samples were returned to the Company after analysis for long term storage at a secured warehouse at Surrey, BC.

Sample Preparation and Analysis

The drill core was divided in half lengthwise using a diamond bladed rock saw. The halved core was submitted to Acme personnel at the Rikaze facility. The entire sample was dried, weighed to the 0.01 gram and crushed to 70% passing 10 mesh (<2 millimeter), and a 250 gram split was taken and packaged for shipping. The samples were pulverized to 95% passing 75 mesh (200 micron) at Acme Analytical Laboratories in Vancouver.

Acme Analytical Laboratories of Vancouver, BC, an ISO 9001 accredited laboratory, performed the analytical work for the 2005 drill program. All samples were analyzed for gold by fire assay, and for 40 elements, including copper (Cu) by a four-acid digestion, multi-element method.

Gold content was determined by Acme Group 3b, 30 gram lead collection Fire Assay ("FA") fusion with an Inductively Coupled Plasma – Atomic Emission Spectroscopy ("ICP-AES") finish; results reported in ppb. One sample, 197169 from hole 5006, returned Au results greater than 10,000 ppb and was re-analyzed by Acme Group 6, one Assay Ton FA fusion with an ICP-AES finish; results reported in gram/tonne.

Total copper content was determined by Acme Group 7TX four acid digestion (HF-HNO3-HClO4-HF-HCl) of an 0.500 g sample to 100 ml and the solution analyzed by Inductively Coupled Plasma – Atomic Emission Spectroscopy ("ICP-AES") with results reported in ppm. All samples were subject to multi-element analysis, for 40 elements, including Cu, by the same four acid digestion with an ICP-AES and ICP-MS (Inductively Coupled Mass Spectroscopy) finish.

Inter-laboratory duplicate checks were analysed at ALS Chemex Laboratories in North Vancouver, BC.

Continental implemented a rigorous quality control quality assurance ("QAQC") program after taking over the Xietongmen project in 2005. This program was in addition the QAQC procedures used internally by the analytical laboratories. The results of this program indicate that analytical results are of high quality and are suitable for use in detailed modeling and resource evaluation studies.

--30--

Estimates of Mineralization

Mineral resources for the Xietongmen deposit at various cut-off grades are summarized below:

Table 2. Xietongmen Deposit Resource Estimates
XIETONGMEN MEASURED MINERAL RESOURCES

Cut-off CuEq %	Tonnes Millions	Cu %	Au g/t	CuEq %	Contained Cu Millions lb	Contained Au Millions oz
0.30	130.7	0.44	0.65	0.81	1,268	2.73
0.50	106.3	0.49	0.73	0.91	1,148	2.49
0.70	79.7	0.54	0.81	1.01	948	2.07

XIETONGMEN INFERRED MINERAL RESOURCES

Cut-off CuEq %	Tonnes Millions	Cu %	Au g/t	CuEq %	Contained Cu Millions lb	Contained Au Millions oz
0.30	41.2	0.37	0.50	0.66	336	0.66
0.50	28.8	0.43	0.59	0.78	273	0.55
0.70	16.2	0.50	0.71	0.91	179	0.37

Note 1	By prescribed definition, "Mineral Resources" do not have demonstrated economic viability.
Note 2

Copper and gold equivalent calculations use metal prices of US$1.00/lb for copper and US$400/oz for gold. Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend on the completion of definitive metallurgical testing. CuEq = (Au g/t x 12.86/22.046)

Note 3	A 0.50% CuEQ cut-off is considered to be appropriate at this time, but is subject to completion of a feasibility study.

The estimate was prepared by Continental staff and audited by the technical staff of Wardrop Engineering. The resource was estimated using ordinary kriging, employing a cut of top values to 5 g/t for gold and 2.0% for copper. A technical report by Gregory Mosher, P.Geo., and Andrew Nichols, P.Eng., independent Qualified Persons as defined by Canadian regulatory rule NI 43-101, is available on www.sedar.com.

Plans for 2006

A $24.3 million program has been recommended for the Xietongmen property. The budget is as follows:

Drilling $	$13.54 million
Engineering	3.34 million
Environment	2.85 million
Socio-economic	1.53 million
Site support	3.04 miilion

The objectives of the program are to fully assess the resource potential of the project and initiate programs for a feasibility study and environmental and social impact assessments. The latter studies are targeted for completion in 2007.

The Xietongmen deposit remains open to the north, south and east, so there is potential to increase the current resources. Approximately 22,000 meters of drilling is planned using up to ten drill rigs to delineate the deposit.

--31--

Surface exploration in 2005 outlined several anomalous areas elsewhere on the property that need to be drill tested. A ground magnetic survey took place early in the 2006 to better define the underlying geology and various areas of mineralization and drilling is planned to test these geophysical and copper-gold anomalies later this year.

Extensive engineering studies are planned. Approximately 8,000 meters of drilling will be directed toward collecting data to support these studies. Some holes will be drilled to provide additional samples to complete metallurgical test work, and others will be directed toward assessing the geotechnical and hydrological characteristics of the deposit and site for mine and infrastructure planning.

Ensuring that the project proceeds in a manner that respects local socio-economic priorities, incorporates a high standard of environmental management and provides direct tangible benefits to local communities are key objectives of the programs at Xietongmen. These principles will guide on-the-ground programs and development of environmental and social impact assessments.

Drilling began in March 2006. To May, approximately 11,000 meters in 48 holes were drilled, largely directed toward expanding the Xietongmen deposit. The drill plan below shows the location of 2005 holes and holes drilled in 2006 with results released to the end of May.

Figure 4. Drill Plan

--32--

The assays for the 2006 holes are summarized below:

Table 3. Significant Drill Results March-May 2006

Drill Hole		Section	From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Cu %	Au g/t
6064		3248900N	51.0	176.0	125.0	410	0.33	0.43
6065		3249000N	86.0	157.0	71.0	233	0.15	0.38
6065		3249000N	157.0	303.0	146.0	479	0.44	0.99
6066		3249275N	174.0	359.0	185.0	607	0.41	0.47
6067		3249300N	156.0	385.0	229.0	751	0.35	0.35
6068		3249000N	53.3	61.9	8.6	28	1.49	0.14
6068		3249000N	137.0	289.0	152.0	499	0.42	0.77
6069		3248850N	19.0	107.0	88.0	289	0.63	0.38
6070		3249300N	115.0	383.0	268.0	879	0.45	0.54
6071		3248850N	22.5	119.9	97.4	320	0.43	0.46
6072		3249000N	134.0	195.0	61.0	200	0.27	0.72
6073		3249350N	125.0	375.1	250.1	821	0.41	0.52
6074		3249350N	224.0	247.1	23.1	76	0.27	0.84
6075		3249000N	40.3	184.9	144.6	474	0.31	0.55
6076		3249000N	94.0	194.8	100.8	331	0.23	0.44
6078		3249450N	292.0	368.0	76.0	249	0.12	0.18
6083		3248800N	146.0	197.5	51.5	169	0.27	0.36
6084		3248900N	18.3	138.5	120.2	394	0.42	0.28
6084	Incl.	3248900N	18.3	73.0	54.7	179	0.72	0.36
6085		3249400N	226.4	318.0	91.6	301	0.30	0.45
6087		3249200N	145.2	325.7	180.5	592	0.52	0.64
6087	Incl.	3249200N	206.9	298.6	91.7	301	0.66	0.82
6090		3248900N	110.0	180.5	70.5	231	0.18	0.30
6091		3249250N	47.6	190.6	143.0	469	0.17	0.24
6092		3249400N	194.8	380.0	185.2	608	0.27	0.39
6093		3248950N	14.1	144.9	130.8	429	0.54	0.43
6093	Incl.	3248950N	67.5	103.4	35.9	118	0.88	0.50
6094		3249100N	38.8	57.3	18.5	61	0.46	0.04
6094		3249100N	184.2	349.4	165.2	542	0.38	1.14
6094	Incl.	3249100N	247.6	278.3	30.7	101	0.48	1.82
6094	Incl.	3249100N	311.1	349.4	38.3	126	0.49	1.77
6095		3248950N	40.1	105.9	65.8	216	0.36	0.16
6095	Incl.	3248950N	40.1	79.1	39.0	128	0.46	0.17
6096		3249350N	195.1	355.4	160.3	526	0.37	0.48
6097		3248900N	25.1	108.3	83.2	273	0.38	0.16
6097	Incl.	3248900N	25.1	54.5	29.4	96	0.65	0.26
6098		3249100N	209.0	368.5	159.5	523	0.37	0.88
6098	Incl.	3249100N	228.0	276.0	48.0	157	0.58	1.61
6099		3249150N	39.7	98.0	58.3	191	0.19	0.45
6100		3248800N	35.1	99.3	64.2	211	0.65	0.54
6100	Incl.	3248800N	42.1	68.9	26.8	88	0.77	0.67
6101		3248850N	35.6	77.3	41.7	137	0.41	0.09
6102		3248900N	92.0	111.0	19.0	62	0.22	0.12
6103		3248800N	55.7	57.7	2.0	6.6	1.80	5.76

--33--

Drill Hole		Section	From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Cu %	Au g/t
6104		3249250N	74.0	112.0	38.0	125	0.16	0.23
6106		3248800N	22.6	71.0	48.4	159	0.68	0.47
6106	Incl.	3248800N	22.6	48.7	26.1	86	0.85	0.53
6108		3249050N	52.3	111.4	59.1	194	0.31	0.25
6109		3248800N	37.0	45.1	8.1	27	1.93	0.25
6110		3248800N	31.4	83.3	51.9	170	0.79	0.25
6110	Incl.	3248800N	31.4	64.3	32.9	108	1.11	0.36

No significant results in holes 6077and 6081(abandoned), 6086, 6088, 6105, and 6107

Consultants have been engaged to conduct engineering, environmental and socio-economic studies. Formal baseline socio-economic and environmental studies are in progress.

A systematic program of metallurgical sampling to evaluate the deposit in greater detail was initiated in February to collect 74 composite samples for testwork. In addition, geotechnical drilling to assess the site started in May 2006.

The community engagement program has been expanded in 2006 the Company has hired a community relations manager and officer to implement consultation and data collection programs.

One priority is to train local people to assist with data collection. Longer term plans are also being developed, in conjunction with local and national agencies, to assess and develop the skills of the local people. This would include broadening their understanding of the mine development process, assessing their interest in employment opportunities at the potential operation or in other local services, and initiating the necessary educational programs.

Mining In China - An Overview

Currency

The current monetary unit in China is the Renminbi ("RMB") (also referred to as yuan). Since 1993, the exchange rate has declined slightly from 8.45 RMB per US Dollar to 8.02 RMB per US Dollar as of May 26, 2006. At May 26, 2006, the exchange rate was 7.25 RMB per Canadian Dollar.

Outward Remittance of Funds by Foreign Investors

China has a set of regulations relating to outward remittance by foreign investors of their share of profits and final repatriation of their investments in foreign currency. Subject to payment of applicable taxes on profits and payment of its paid-up subscribed capital contribution, the foreign investor in a Sino-foreign joint venture may remit out of China, in foreign exchange, its shares of the distributable profits or dividends. Remittance by a foreign investor of some other amounts (including, for instance, proceeds of sale arising from a disposal by the foreign investor of any of its investment in China and a foreign investor's distributable income derived from the assets of the foreign investment enterprise after its liquidation) out of China is subject to the approval of the State Administration of Foreign Exchange or its local branch office. There can be no assurance that additional restrictions on the repatriation of earnings in China will not be imposed in the future.

--34--

Environmental Law

In March 1994, the Chinese government adopted and promulgated China's Agenda 21 - White Paper on China's Population, Environment and Development in the 21st Century. This document puts forward China's overall strategy, measures and program of action for sustainable development. The Environmental Protection Law of the People's Republic of China has established the basic principles for balancing environmental protection with economic and social development and defines the rights and duties of governments of all levels and of all individuals and corporations regarding environmental protection. China has enacted and promulgated many special laws governing environmental protection, including the Law on the Prevention and Control of Water Pollution, the Law on the Prevention and Control of Air Pollution and the Law on the Prevention and Control of Environmental Pollution by Solid Waste. In addition, the Chinese government has enacted more than 30 administrative decrees regarding environmental protection.

Mineral exploration must be carried out in compliance with all environmental legislation and regulations and an environmental impact assessment report must be filed when applying for the establishment of a mineral exploration or mining corporation and when applying for a mining permit. An environmental impact assessment must be completed by a qualified Chinese entity and the environmental impact assessment report must be approved by the provincial or state environmental protection agency.

Costs incurred by the Company to comply with environmental regulations to date have been nominal compared to its exploration expenditures.

Mining Law

Natural resources in China are the property of the State. A new Mineral Resources Law of the People's Republic of China came into force on January 1, 1997. The Ministry of Land and Resources ("MOLAR") has central control over all mineral resources in China. MOLAR and the departments of land and resources ("DOLAR") at the provincial and county level are responsible for issuing exploration and mining permits, which represent the rights to explore and mine natural resources in China.

In early 1998 three regulations were promulgated, regarding (a) Registering to Explore for Mineral Resources Using the Block System; (b) Registering to Mine Mineral Resources; and (c) Transferring Exploration Rights and Mining Rights. In late 2000, a regulation was promulgated regarding the Grant and Transfer of Mineral Rights. On June 11, 2003, MOLAR issued the Measures for the Administration of Invitation to Bid, Auction and Listing of Exploration Rights and Mining Rights (for Trial Implementation), which was amended in part by MOLAR’s Notice of Further Regulating the Administration of the Grant of Mineral Rights issued on January 20, 2006. Depending on the type of mineral, the granting of exploration rights and mining rights may be subject to invitation to bid, auction or listing.

Applicants, subject to certain registration and business license requirements, may apply to obtain exploration permits. Under the Circular on Relevant Issues in Standardizing the Scope of Authorization to Grant Exploration Permits and Mining Licenses (the "MOLAR Circular") issued by MOLAR on September 30, 2005, foreign-invested enterprises are put on an equal footing with domestic companies in relation to the issuance of mineral rights and in certain circumstances the relevant DOLAR at the provincial level is delegated with the authority to issue exploration permits to them. Permit holders must pay an annual exploration fee ranging from 100 to 500 Renminbi per square kilometre. Minimum exploration expenditures of 2,000 Renminbi in

--35--

the first year, 5,000 Renminbi in the second year and 10,000 Renminbi each year thereafter for each square kilometre must be committed within an exploration permit. Generally, an exploration permit is valid for no more than three years but extensions may be granted for periods not to exceed two years for each extension. Exploration programs must commence within six months of the issuance of the exploration permit. Otherwise, fines may be imposed depending on the size of the exploration permit.

A mining permit, which is required for any exploitation and mining activities, can be obtained by applying to the appropriate government department. The holders of exploration rights have priority to obtain mining permits on the same areas within the valid term and reserved term of the exploration permits. Holders of mining permits are required to pay mining rights use fees in the amount of RMB 1,000 per square kilometre within the mining permit, although such mining rights use fees may be exempted for companies conducting mining in China’s western region. If the mining project is large, the mining license is normally valid for a period of up to 30 years, 20 years for medium scale projects, and 10 years for small-scale projects. Applications can be made to extend the valid period of the mining license.

If the exploration permit or mining permit to be granted to an applicant was developed with State funds, the applicant will be required to pay a purchase price for such permit that is determined based on a formal valuation of the permit by a local mining industry assessor, such valuation being subject to verification by MOLAR.

Exploration rights and mining rights can be transferred, with government approval, provided that, among other things, a minimum capital investment has been made and a minimum period has passed since the transferor's original acquisition of such rights.

The Chinese government has classified mineral exploration by foreign companies as being encouraged, allowed, restricted or prohibited, depending on the mineral. Foreign investment in the mining of low-grade and refractory gold ores is encouraged, while mining of other types of gold ores and exploration of all types of gold ores are restricted. Sino-foreign joint ventures may be established to mine and to explore for gold ores in China. In China’s western region, wholly foreign owned enterprises may be established to mine low-grade and refractory gold ores. A gold mining company will be required to obtain a gold mining certificate from the National Development and Reform Commission.

A mining company will be required to obtain the lawful right to use the land it will occupy in connection with operation of the mine. It may do so through a grant or allocation of land use rights from the State, or through a transfer or lease of rights from the prior holder of the land use rights.

Tax Law

Generally, a foreign-invested exploration and mining company ("FIMC") such as Tian Yuan that engages in the mining of metal ores would be subject to the following taxes and fees in China:

Enterprise Income Tax. An FIMC will be subject to a 33% enterprise income tax (30% national tax plus a 3% local tax) calculated on net income. The enterprise income tax may be reduced to 15% through 2010 if the FIMC is considered an "encouraged project" by the tax authority. An "encouraged project" must meet certain criteria, including:

  being established in the "Western Region" of China, an area that includes Tibet;

--36--

  its main business is considered "encouraged" under the Foreign Investment Catalogue or falls under the Catalogue for Guiding Foreign Investment in the Dominant Industries of the Central and Western Regions; and
  more than 70% of its revenue arises from the encouraged business.

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

Dividends. Highland, as a foreign investor, receives from a foreign invested enterprise such as Tian Yuan will be exempt from withholding income tax in China. In addition, if Highland reinvests its profits earned from Tian Yuan, 40% of the enterprise income tax paid by Tian Yuan corresponding to the reinvestment amount may be refunded upon satisfaction of certain stipulated conditions. The refund rate may be up to 100% if the reinvested enterprise is a technologically advanced enterprise or meets other stipulated conditions.

VAT. Value-added tax ("VAT") is levied on the sale of goods and the provision of certain categories of processing and other services under the Provisional Regulations on Value-Added Tax. The general rate of VAT is 17%. The mining and dressing of ferrous and most non-ferrous minerals is subject to a 13% rate. Gold production is currently ‘zero rated’ for VAT purposes.

Resource tax, compensation fees and land use rights:

The Resource Tax Regulations and the Regulations Concerning Administration of the Collection of Mineral Resource Compensation Fees require that resources tax and resource compensation fee be collected from all mining companies operating in China, including FIMCs.

Resource Tax. An FIMC may be subject to resource tax. The State Council determines the taxable resource items and the range of the tax rates in general, and the Ministry of Finance decides on the specific tax rates applicable to particular projects. According to the Resource Tax Regulations, the applicable rates for non-ferrous metallic mineral ore, such as gold and copper, range from RMB 0.4 to RMB 30 per tonne.

Mineral Resource Compensation Fee. An FIMC as the mining rights holder must pay a mineral resource compensation fee, which equals to a certain percentage of the revenue generated from sales of relevant mineral products, ranging from 0.5% to 4%. The applicable rate is subsequently reduced though the application of a "recovery rate coefficient". FIMCs engaged in exploration and mining of non-oil/gas mineral resources in the Western Region are exempt from paying mineral resource compensation fees for one year and pay half of the fees in the ensuing two years. An FIMCs that is engaged in an exploration or mining project that is encouraged under the Foreign Investment Catalog exempt from paying the mineral resource compensation fees for five years.

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

--37--

ITEM 5           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Continental is an exploration stage company engaged in the exploration of the Xietongmen Property. Continental does not have any properties in the development or production stages. Accordingly, Continental does not achieve revenues from its operations.

Continental’s plan of operations is focused on exploring and developing the Xietongmen Property, as described in detail under Item 4B of this Annual Report on Form 20-F. Continental’s accounting policy is to expense expenses incurred in connection with the exploration and development of mineral properties. Accordingly, Continental’s operating expenses are expected to increase during the current fiscal year as the plan of operations involving exploration on the Xietongmen property is carried out.

Continental had working capital of approximately $3.9 million as at December 31, 2005, which may not be insufficient to fund its known commitments as the Company has chosen to proceed on its exploration program at the Xietongmen project. Consequently, Continental will need to raise additional funds for such expenditures.

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

The following discussion should be read in conjunction with the audited consolidated financial statements and related notes, accompanying this Annual Report. The Company prepares and files its consolidated financial statements with various Canadian regulatory authorities in accordance with Canadian generally accepted principles ("GAAP"). References should be made to note 9 to the annual financial statements which provide reconciliation between US GAAP and Canadian GAAP and their effect on our consolidated financial statements.

A.            Operating Results

The Company’s annual and quarterly operating results are primarily affected by the level of exploration activity associated with its mineral property interests. Economic factors such as foreign exchange fluctuations, mineral prices and regulatory developments may also affect the Company’s operating results and the volatility of the trading price of its common stock. To management’s knowledge, there are no known governmental, economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company’s operations or investments by the Company’s U.S. shareholders. Inflationary factors have not had a material impact on the Company’s operating results for fiscal 2005 or fiscal 2004.

Fiscal 2005 compared with Fiscal 2004

The net loss for the year ended December 31, 2005 increased to $8.58 million, compared to a net loss of $5.60 million in 2004. The increase was primarily due to the exploration expenditures on the Xietongmen property. The total net loss was comprised of exploration expenditure of $6.34 million (2004 – $3.37 million) and administrative expenses of $2.24 million (2004 – $2.23 million).

--38--

The exploration expenditures of $6.34 million included costs for exploration of $6.11 million and stock-based compensation of $0.23 million. The main exploration expenditures during the year were $2.91 million for drilling, $0.93 million for geological, $0.93 million for site activities,$0.60 million for assays and analysis, $0.33 million for transportation, $0.25 million for socioeconomic, and $0.11 million for engineering and equipment rental and leases.

Stock-based compensation of $0.82 million was charged to operations during the fiscal year 2005, compared to $2.44 million in 2004. The significant decrease in stock-based compensation expense was primarily related to a grant to non-employees in 2004.

The main administrative costs during the year were for salaries, insurance, office and administration, and legal, accounting and audit fees. Conference and travel expenses increased to $0.28 million, compared to $0.05 million in 2004. Insurance expenses increased to $0.1 million from $0.08 million in 2004. Salaries, office and administration costs increased to $0.73 million compared to $0.36 million in 2004. Trust and filing fees increased to $0.04 million, compared to $0.03 million in 2004. In contrast, Legal, accounting and audit expenses decreased to $0.29 million in 2005, compared to $0.43 million in 2004. Included in the total administrative costs was stock-based compensation expense of $0.58 million, compared to $1.20 million in 2004.

Interest income increased to $0.14 million in 2005, compared to $0.12 million in 2004. This was due to a higher cash balance held by the Company in the first half of 2005, which had resulted from a private placement of $7 million in July 2004.

Hunter Dickinson Inc. ("HDI") carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of the Company (see Item 7). The Company reimburses HDI on a full cost-recovery basis. Costs for services rendered by HDI to the Company in fiscal 2005 were $1.30 million compared to $0.38 million in fiscal 2004, due to increased activities related to the Xietongmen Property.

Fiscal 2004 Compared with Fiscal 2003

The net loss for fiscal 2004 increased to $5.60 million from $0.60 million in fiscal 2003. The increase was primarily due to the exploration expenditures on the Xietongmen Property. The total net loss was comprised of exploration expenditure of $3.37 million (2003 – nil) and administrative expenses of $2.23 million (2003 - $0.60 million).

The exploration expenditures of $3.37 million included costs for preliminary exploration of $0.56 million, option fees of $1.58 million and stock-based compensation of $1.23 million. The main exploration expenditures during the year were $0.18 million for geological wages, $0.10 million for transportation, $0.03 million for assays and analysis, $0.12 million for drilling, $0.01 million for environmental and socioeconomic costs, and $0.09 million for site activities, all at Xietongmen.

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

--39--

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

Fiscal 2005 Compared with Fiscal 2004

The Company had working capital of approximately $3.9 million as at December 31, 2005, compared to $7.2 million as at December 31, 2004. The Company's working capital may be insufficient to fund its known commitments as the Company has chosen to proceed on its exploration program at the Xietongmen project. Consequently, the Company will need to raise additional funds for such expenditures through either private placements, equity or debt financing.

The Company received approximately $5.6 million in net proceeds from the exercise of options and warrants during 2005, and the estimated cash balance on May 26, 2006 was approximately $2.3 million.

Cash used in operating activities for fiscal 2005 were $7.76 million compared with $2.98 million for fiscal 2004, an increase of $4.78 million. The increase in cash used for fiscal 2005 was the result of the Company’s increased losses as a result of exploration activities at the Xietongmen Property, as compared to fiscal 2004.

The changes in non-cash working capital items reflect an increase in accounts receivable and accounts payable and accrued liabilities due to the increased activity level of the Company.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations related to the exercise of the first option under the Option Agreement.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

--40--

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

As a result of the private placement in July 2004, the Company had working capital of approximately $7.2 million as at December 31, 2004, compared to $2.8 million as at December 31, 2003.

Cash used in operating activities for fiscal 2004 were $2.98 million compared with $0.09 million for fiscal 2003, an increase of $2.89 million.

Financial Instruments

Continental keeps its financial instruments denominated, primarily, in Canadian dollars and does not engage in any hedging activities with respect to currency or in-situ minerals. Funds that are excess to Continental’s immediate needs are invested in short term near-cash investments.

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

D.            Trend Information

As a natural resource exploration company, Continental’s activities can be said to be somewhat cyclical. As metals prices have traditionally been cyclical in nature, it is in, primarily, an "event-driven" business based on exploration results.

Copper prices have been increasing since late 2003. Copper prices averaged US$1.30/lb in 2004 and have averaged US$1.59/lb in 2005. Copper prices have continued to increase in 2006, averaging approximately US$2.66/lb to mid June.

Gold prices have been increasing over the past two years, and this uptrend has accelerated since September 2005. Overall, the gold price increased from US$410/oz in 2004 to US$445/oz in 2005. The gold price has also increased in 2006, averaging US$597/oz to mid June.

E.            Off-Balance Sheet Arrangements

Continental has no significant off-balance sheet activities.

--41--

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

Gibraltar is obligated to redeem the series A preferred shares under certain conditions, primarily on the sale of all or substantially all (80%) of the Harmony Gold Property (excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar’s interest in the Harmony Gold Property), or upon the commencement of commercial production at the Harmony Gold Property (referred to herein collectively as an "HP Realization Event"). Upon the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares ("Taseko Shares") equal to the paid-up amount (as adjusted) divided by an annually escalating price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. At May 26, 2006, the conversion rate was $4.64 per Taseko Share. This is more fully described in note 3 of the accompanying financial statements.

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

--42--

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

F.            Tabular Disclosure of Contractual Obligations

Payments due by period
	Total	Less than 1	1 to 3	3 to 5 years	More than 5
		year	years		years
Long-term Debt Obligations	–	–	–	–	–
Capital Lease Obligations	–	–	–	–	–
Operating Lease Obligations	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-term Liabilities	–	–	–	–	–
Total	$–	$–	$–	$–	$–

As of December 31, 2005, the date of the balance sheet for the Company’s last fiscal year end attached to this Form 20-F, the Company had no long term debt, capital lease obligations, operating leases or any other long term contractual obligations that are binding and legally enforceable.

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

--43--

ITEM 6            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

Name, Position and Place of		Period a Director of
Residence	Position	the Issuer (1)

Rene G. Carrier	Director	Since February 2001
Vancouver, BC, Canada

David J. Copeland	Director	Since November 1995
Vancouver, BC, Canada

Scott D. Cousens	Director	Since November 1995
Vancouver, BC, Canada

Robert A. Dickinson	Director	From November 1995
Vancouver, BC, Canada		to June 2003; and
Since June 2004

Gordon J. Fretwell	Director	Since February 2001
Vancouver, BC, Canada

Jeffrey R. Mason	Chief Financial Officer, Corporate Secretary	Since November 1995
Vancouver, BC, Canada	and Director

Gerald Panneton	President, Chief Executive Officer and	Since January 2006
Caledon, Ontario	Director

Ronald W. Thiessen	Co-Chairman and Director	Since November 1995
West Vancouver, BC, Canada

Principal Occupation of Current Management of Continental

RENE CARRIER – Director

Rene Carrier is a past Vice-President of Pacific International Securities Inc. where he worked for ten years until 1991. Since that time he has been President of Euro-American Capital Corporation, a private company which specializes in restructuring, administration, and raising venture capital funds for junior companies.

Mr. Carrier currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	February 2001	Present
Quartz Mountain Resources Ltd.	Director	January 2000	Present
	President	June 2005	Present

--44--

Rockwell Ventures Inc.	Director	April 1993	Present
	President	April 1993	November 2000
Acrex Ventures Ltd.	Director	September 2000	September 2003
Chartwell Technology Inc.	Director	June 1991	Present
International Royalty Corporation	Lead Director	June 2003	Present

DAVID COPELAND, P.Eng. - Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Continental and other companies for which Hunter Dickinson Inc., a private company with certain directors in common with the Company, provides consulting services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Casamiro Resource Corp.	Director	February 1995	August 2002
Continental Minerals Corporation	Director	November 1995	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Taseko Mines Limited	Director	January 1994	Present

SCOTT D. COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies to which Hunter Dickinson Inc. provides services.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present

--45--

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	March 1993	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Ventures Inc.	Director	November 2000	Present
Taseko Mines Limited	Director	October 1992	Present

ROBERT A. DICKINSON, B.Sc., M.Sc. – Co-Chairman of the Board and Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration for 40 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Anooraq Resources Corporation	Chairman	November 1990	September 2004
	Director	October 2004	Present
	Co-Chairman	October 2004	Present
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	Present
Farallon Resources Ltd.	Director	July 1991	Present
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	Present
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	Chairman	November 2000	Present
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005

--46--

Company	Positions Held	From	To
	Co-Chairman	July 2005	May 2006

GORDON J. FRETWELL, B.Comm., LLB. – Director

Gordon Fretwell holds a B.Comm, degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	February 2001	Present
Northern Dynasty Minerals Ltd.	Director	June 2004	Present
Rockwell Ventures Inc.	Director and Secretary	March 1998	Present
Antarex Metals Ltd.	Director	December 2000	September 2002
Bell Resources Corporation	Director	June 2001	Present
Benton Resources Corp.	Director	March 2005	Present
Copper Ridge Explorations Inc.	Director and Secretary	September 1999	Present
Grandcru Resources Corp.	Director	December 2002	Present
Icon Industries Limited	VP of Legal Services	December 2000	Present
	Director	July 2004	Present
International Royalty corporation	Director	February 2005	Present
Keegan Resources Inc.	Director	February 2004	Present
Pine Valley Mining Corp.	Director	August 2003	Present
Quartz Mountain Resources Ltd.	Director	January 2003	Present
Tri-Gold Resources Corp.	Director	July 2001	October 2003
	Secretary	July 2001	September 2003
	CFO	November 2005	January 2006

JEFFREY R. MASON, B.Comm., CA – Director, Chief Financial Officer and Corporate Secretary

Jeffrey Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following

--47--

comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies to which Hunter Dickinson Inc. provides services.

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	Present
	Chief Financial Officer	September 1998	Present
Anooraq Resources Corporation	Director	April 1996	September 2004
	Secretary	September 1996	Present
	Chief Financial Officer	February 1999	Present
Continental Minerals Corporation	Director	June 1995	Present
	Secretary	November 1995	Present
	Chief Financial Officer	June 1998	Present
Farallon Resources Ltd.	Director	August 1994	Present
	Secretary	December 1995	Present
	Chief Financial Officer	December 1997	Present
Great Basin Gold Ltd.	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	June 1998	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
	Secretary	June 1996	Present
	Chief Financial Officer	June 1998	Present
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	Chief Financial Officer	November 2000	Present
Taseko Mines Limited	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	November 1998	Present

RONALD W. THIESSEN, CA – Co-Chairman of the Board and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative

--48--

services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	Present
Casamiro Resource Corp.	Director and President	February 1990	August 2002
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	September 2000	September 2004
	Co-Chairman	September 2004	April 2006
	Chairman	April 2006	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	President and Chief Executive Officer	November 2000	Present
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	Present

On January 9, 2006, the Company appointed Gerald S. Panneton as the new President and Chief Executive Officer of the Company as well as a Director of the Board. Ronald Thiessen remained a Director and become Co-Chairman of the Board.

--49--

GERALD S. PANNETON, PGeo (Quebec) – President and Chief Executive Officer, and Director

Gerald S. Panneton has been involved in the exploration and mining Industry for the last 25 years. A graduate of the University of Montreal (BSc), and of McGill University (Master Degree in Sciences), Mr Panneton then began his career in the early 80’s doing gold exploration in the heart of the Abitibi Greenstone Belt, first as project geologist for Sulpetro, then with the Vior-Mazarin Group, and later for Placer Dome Exploration Ltd. In 1993, he joined Lac Minerals as Exploration Manager for Eastern Canada, and when Lac Minerals was taken over by Barrick Gold in 1994, he continued as Exploration Manager for Canada. From 1998, Mr Panneton was involved in Barrick’s worldwide Exploration – Project Valuation and Acquisition group. He was instrumental in the Pangea Goldfields acquisition in July 2000, where Barrick gained an excellent land position in Tanzania, with three advanced exploration projects: Tulawaka, Buzwagi, and Golden Ridge. He was key in advancing the Tulawaka Project through a Feasibility Study, Environmental Impact Assessment process and permitting. The project began production in 2005. On the Buzwagi Project, he contributed directly in increasing the deposit resources from 1 to +5.0 million ounces. Mr. Panneton was Director of Advanced Projects and Evaluations for the Exploration-Corporate Development group for Barrick, involving evaluation and due diligence of advanced projects in Russia, Europe, Africa, North America, Australia, and Asia, prior to joining Continental and Hunter Dickinson Inc. in January 2006.

Mr. Panneton is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director, President & CEO	January 2006	Present
Barrick Gold Corporation	Director Advanced Projects	May 1998	2004
Pangea Goldfields	Vice President and Director	2000	2005
Lac Properties Inc. & Lac Exploration Inc.	Director / Officer	September 1994	2005

B.           Compensation

During the Company’s financial year ended December 31, 2005, the aggregate cash compensation paid or payable by the Company or its subsidiaries to its directors and senior officers, all of whose financial statements are consolidated with those of the Company, was $250,712.

Ronald W. Thiessen, Co-Chairman (formerly President and Chief Executive Officer) and Jeffrey R. Mason, Chief Financial Officer, are each a "Named Executive Officer" of the Company for the purposes of the following disclosure. The Named Executive Officers do not serve the Company on a full time basis given that the requirements for management services are satisfied by the Company engaging third-party mine exploration and development contractors. The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

--50--

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensa tion ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Ronald W. Thiessen President and Chief Executive Officer	2005 2004 2003	88,949 28,102 10,368	Nil Nil Nil	Nil Nil Nil	500,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason Secretary and Chief Financial Officer	2005 2004 2003	54,171 19,981 7,822	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

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

The Company has in place a stock option plan dated for reference June 24, 2004 (the "Plan") (see below).

An aggregate of 500,000 options were granted to the Named Executive Officers during the financial year December 31, 2005 and 840,000 options were exercised by the Named Executive Officers during the financial year December 31, 2005. No unexercised options were in-the-money as at December 31, 2005.

The share options exercised by the Named Executive Officers during the financial year ended December 31, 2005 and the values of such options at the end of such year were as follows:

AGGREGATED OPTIONS/SARS EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable / Unexercisable	Value of Unexercised in the-Money Options at FY-End ($) Exercisable/ Unexercisable
Ronald W. Thiessen	Nil	Nil	Nil / 500,000	Nil /Nil
Jeffrey R. Mason	Nil	Nil	Nil / Nil	Nil / Nil

No share options were amended on behalf of the Named Executive Officer during the financial year ended December 31, 2005.

Option Re-Pricings

There were no downward re-pricings of any stock options during the Company’s most recently completed fiscal year.

Pension Plans

There is no defined benefit or actuarial plan in place.

--51--

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

No directors received options under the Plan in their capacity as a director during the financial year ended December 31, 2005.

Securities Held By Insiders

As at May 26, 2006, the directors and officers of Continental and their affiliate held as a group, directly and indirectly, own or control an aggregate of 9,603,792 common shares (18.48%) . Only common shares have been disclosed as Continental’s preferred shares are non-voting.

C.           Board Practices

All directors were re-elected at the June 14, 2005 annual general meeting and have a term of office expiring at the next annual general meeting of Continental expected to be held June 2006. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

There were no arrangements, standard or otherwise, pursuant to which directors were compensated by Continental or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the most recently completed financial year.

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

--52--

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

D.           Employees

At May 26, 2006, Continental had no direct employees. Continental’s administrative and exploration functions are primarily administered through Hunter Dickinson Inc. (see Item 7.B).

--53--

E.           Share Ownership

Security Holdings of Insiders who are Management (as at May 26, 2006)

	Shares Beneficially	As a percentage of
	Owned or Controlled at	outstanding common
Name of Insider	May 26, 2006(1)(5)	shares

Rene A. Carrier	120,250 Shares(2)	0.2%
	25,000 Warrants
David J. Copeland	1,978,263 Shares	3.8%

Scott D. Cousens	2,080,000 Shares	4.0%

Robert A. Dickinson	1,596,100 Shares(3)	3.1%

Gordon J. Fretwell	108,750 Shares(4)	0.2%
	25,000 Warrants
Jeffrey R. Mason	1,970,000 Shares	3.8%

Ronald W. Thiessen	1,744,429 Shares	3.4%
	500,000 options
Gerald Panneton	6,000 Shares	0.01%
	700,000 options
Total	9,603,792 Shares	18.7%
	1,200,000 Options
	50,000 Warrants

(1)	The information as to shares beneficially owned or controlled has been furnished by insiders and is as of May 26, 2006.
(2)	Certain of these shares are held in the name of Euro-American Capital Corporation, a private company controlled by Mr. Carrier.
(3)	Mr. Dickinson holds 481,620 Non-Voting Redeemable Preferred shares.
(4)	Certain of these Shares are registered in the name of Gordon J. Fretwell Law Corporation, a private company controlled by Mr. Fretwell.
(5)	Each option is convertible into one common share and each warrant is convertible into one common share

As at May 26, 2006, an aggregate of 900 common shares were available for issuance pursuant to Continental’s Share Incentive Plan, described below.

(a)	Incentive Options

There are no outstanding options on common shares to management or employees.

(b)	Share Incentive Plan

In order to provide incentive to directors, officers employees, management and others who provide services to the Company to act in the best interests of the Company, the Company has adopted a Share Incentive Plan (the "Plan").

At the Company’s annual general meeting (the "Meeting") held on June 14, 2005, shareholders approved a share option plan in which 7,500,000 Shares were reserved for issuance to eligible optionees (the "Optionees"). As at May 26, 2006, under the Plan

--54--

3,223,767 options were outstanding and 4,275,333 options to purchase Shares had been exercised by Optionees. There remained a further 900 Shares available for granting as options under the Plan.

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

  the exercise price of the option is established by the board of directors at the time of the option is granted, subject to a the minimum exercise price of not less than the Market Price (as defined in the policies of TSX Venture Exchange ("TSXV"); and

  no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed Shares of the Company in a one year period.

Insider Limitations

The number of Shares reserved for issuance under options granted to insiders may exceed 10% of the issued Shares, and, within a 12 month period, the number of options granted to insiders may exceed 10% of the issued Shares.

--55--

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

--56--

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

As of May 26, 2006, Continental had an unlimited number of common shares without par value authorized, of which 51,960,185 were issued and outstanding. The Company also had an unlimited number of non-voting redeemable Preferred Shares without par value authorized, of which 12,483,916 are issued and outstanding.

The Preferred Shares were issued by Continental to its shareholders of record on October 16, 2001. There is no market for the preferred shares and none is expected to develop.

There are no persons who are known by Continental to beneficially own more than 5% of Continental’s common shares as of May 26, 2006.

"Beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of the above table, a person is deemed to have beneficial ownership of any securities that such person has a right to acquire within 60 days of May 26, 2006 through the exercise of any option or warrant. Any security that any person named below has the right to acquire within 60 days is deemed outstanding for the purpose of calculating the ownership of such person, but is not deemed to be outstanding for the purpose of calculating the ownership percentage of any other person.

As of May 26, 2006, directors and officers of Continental as a group (8 persons) owned or controlled an aggregate of 9,603,792 shares (18.48%) of Continental, or 10,853,792 shares (19.27%) on a diluted basis. The shareholders named in the above table do not have any different voting rights with respect to the common shares held by them.

Under the British Columbia Securities Act insiders (generally officers, directors, holders of 10% or more of Continental’s shares) are required to file insider reports of changes in their ownership in the first 10 days following a trade in Continental’s securities. Under British Columbia securities laws, insider trading information is available at www.sedi.ca..

There have been no significant changes in ownership percentage, voting rights, and arrangements for change in control in the last three years.

--57--

As of May 26, 2006, to the best of the Company’s knowledge,

	Number of
	registered
	shareholders		Percentage of
Location	of record	Number of shares	total shares
Canada	453	48,104,338	92.58%
United States	1,668	2,946,253	5.67%
Other	60	909,594	1.75%
	2,181	51,960,185

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

B.           Related Party Transactions

Except as disclosed below, Continental has not, during its last fiscal year ended December 31, 2005, and does not propose to:

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

--58--

Arrangements with Hunter Dickinson Inc.

Continental does not have full-time management or employees. Hunter Dickinson Inc. ("HDI") provides these services to Continental, pursuant to a geological and administrative services agreement dated for reference December 31, 1996. HDI is one of the larger independent mining exploration groups in North America and as of May 26, 2006, employs or retains on a substantially full-time basis, twenty-five geoscientists (of which eleven are professional geologists/PGeo, and two are geological engineers/PEng. and five are PhDs), ten licensed professional mining, mechanical or civil engineers (PEng.), thirteen accountants (including seven CAs and five CMAs or CGAs) and approximately thirty-five administrative and support personnel. HDI has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario and Quebec) and internationally in Brazil, Chile, the United States (Nevada and Alaska), Mexico and South Africa. HDI allocates the costs of staff input into projects based on time records of involved personnel. The shares of HDI are owned equally by each of the participating corporations (including Continental) as long as HDI services are being provided however such participant surrenders its single share at the time of termination of the "Services Agreement" described below. HDI is managed by the directors of Continental and who are generally the controlling directors of the other corporate participants in the arrangements with of HDI. During the fiscal years ended December 31, 2005, December 31, 2004 and December 31, 2003, Continental paid $1,296,586, $381,076, and $68,356 respectively, to HDI for services pursuant to this agreement.

C.           Interests of Experts and Counsel

Not applicable.

--59--

ITEM 8           FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Item 17 of this Form 20-F contains Continental’s audited annual financial statements as at and for the years ended December 31, 2005, 2004, and 2003.

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

B.           Significant Changes

There have been no significant changes to the accompanying consolidated financial statements since December 31, 2005, except as disclosed in this Annual Report on Form 20-F.

--60--

ITEM 9           THE OFFER AND LISTING

A.           Offer and Listing Details

Trading Markets

The common shares of the Company are listed on (a) the TSXV Exchange and trade under the symbol KMK, and (b) the OTC Bulletin Board ("OTC-BB") and trade under the symbol KMKCF.

The following is a summary, on an annual basis, of the high and low prices of Continental’s shares on the TSX Venture Exchange and the OTC-BB during Continental’s last five financial years:

TSX VENTURE EXCHANGE:		KMK	NASDAQ/OTC-BB:		KMKCF
Trading in Canadian Dollars			Trading in United States dollars
	High	Low		High	Low
	($)	($)		(US$)	(US$)
Annual			Annual
2001	2.00	0.04	2001	0.50	0.05
2002	0.75	0.18	2002	0.55	0.16
2003	0.84	0.20	2003	0.64	0.16
2004	2.25	0.79	2004	1.70	0.51
2005	2.10	0.94	2005	1.82	0.78
2006 (to May 26)	2.96	1.50	2006 (to May 26)	2.67	1.27

The following is a summary, on a fiscal quarter basis, of the high and low prices of Continental’s shares on the TSX Venture Exchange and the OTC Bulletin Board during Continental’s two most recent financial years and any subsequent period:

--61--

TSX VENTURE EXCHANGE: KMK			NASDAQ/OTC-BB: KMKCF
Trading in Canadian Dollars			Trading in United States dollars
	High	Low		High	Low
By Quarter	($)	($)	By Quarter	(US$)	(US$)
Calendar 2004			Calendar 2004
1st Quarter	2.20	0.79	1st Quarter	1.68	0.51
2nd Quarter	1.64	1.00	2nd Quarter	1.70	0.74
3rd Quarter	1.15	0.97	3rd Quarter	0.92	0.73
4th Quarter	1.53	0.98	4th Quarter	1.35	0.80

Calendar 2005			Calendar 2005
1st Quarter	1.62	1.11	1st Quarter	1.25	0.90
2nd Quarter	1.60	0.94	2nd Quarter	1.30	0.78
3rd Quarter	1.89	1.34	3rd Quarter	1.62	1.09
4th Quarter	2.10	1.50	4th Quarter	1.82	1.16

Calendar 2006			Calendar 2006
1st Quarter	1.84	1.50	1st Quarter	1.59	1.27
2nd Quarter (to May 26)	2.96	1.56	2nd Quarter (to May 26)	1.41	1.30

The following is a summary, on a monthly basis, of the high and low prices of Continental’s shares on the TSX Venture Exchange and the OTC Bulletin Board during the past six months:

TSX VENTURE: KMK			NASDAQ/OTC-BB: KMKCF
Trading in Canadian Dollars			Trading in United States dollars
	High	Low		High	Low
Monthly	($)	($)	Monthly	(US$)	(US$)
November 2005	1.75	1.35	November 2005	1.48	1.16
December 2005	1.81	1.48	December 2005	1.55	1.28
January 2006	1.84	1.55	January 2006	1.59	1.33
February 2006	1.74	1.49	February 2006	1.54	1.32
March 2006	1.72	1.48	March 2006	1.49	1.27
April 2006	2.58	1.57	April 2006	2.30	1.30
Up to May 26, 2006	2.96	1.71	Up to May 26, 2006	2.67	1.52

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

--62--

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

--63--

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

In March 2004, the Company Act (British Columbia) (the "BCCA") was replaced by the Business Corporations Act (British Columbia) (the "BCA"). All companies still subsisting under the BCCA were to complete a transition application to the BCA by March 29, 2006. The Company has completed this transition and as a consequence has adopted new articles of association (the "New Articles") (see Exhibits – Item 19).

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

Under the BCA, every "pre-existing company" remains subject to certain "Pre-existing Company Provisions" contained in the BCCA unless such provisions are removed with the approval of the shareholders by way of special resolution. Such Pre-existing Company Provisions include the following provisions relevant to the Company:

  The majority required to pass a special resolution is three-quarters of those votes cast at a properly constituted meeting of shareholders. Under the BCA a special resolution may be passed with a minimum two-thirds vote; and

  A repurchase or redemption of shares can only be offered pro-rata to all shareholders. This provision has been removed under the BCA.

In order to take full advantage of the flexibility offered by the BCA, the board of directors of the Company also recommended to shareholders that the Company remove the Pre-existing Company Provisions in connection with the adoption by the Company of a new form of Articles that incorporates provisions permitted under the BCA. The removal of the Pre-existing Company Provisions required the affirmative vote of not less than three-quarters of the votes cast at the

--64--

Meeting by shareholders of the Company, present in person or by proxy. The Company’s shareholders also passed a special resolution to remove the "Pre-existing Company Provisions" at the June 14, 2005 shareholders’ meeting.

The New Articles principally reflect the provisions of the BCA which modernize British Columbia corporate legislation. The New Articles exclude a number of provisions in the Existing Articles that are now dealt with directly by the BCA so are unnecessary for articles. There are also terminology changes such as the "register of members" (shareholders) which has become "central securities register" under the BCA. Set out below is a discussion of the principal changes effected under the New Articles.

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

          Indemnity Provisions

Under the BCCA, the Company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The existing Articles provided for the Company to indemnify directors, subject to the provisions of the Former Act. Under the BCA, the Company is now permitted (and is, in some circumstances, required) to indemnify a past or present director or officer of the Company or an associated corporation without obtaining prior court approval in respect of an "eligible proceeding". An "eligible proceeding" includes any legal proceeding relating to the activities of the individual as a director or officer of the Company. However, under the BCA, the Company will be prohibited from paying an indemnity if:

1.	the party did not act honestly and in good faith with a view to the best interests of the Company;

2.	the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

--65--

3.	the proceeding is brought against the party by the Company or an associated corporation.

As a result, the New Articles require the Company to indemnify directors, officers and other persons, subject to the limits imposed under the BCA. Management believes that it is in the best interests of the Company to allow the indemnification of directors, officers and others, subject to the limits and conditions of the BCA, in order to attract the best possible individuals to act.

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

          Officers

Under the Existing Articles, the Company was required to have at least a President and Secretary as officers, and separate individuals were required to hold those positions. In addition, the Chairman and President were required to be directors. However, under the BCA, those requirements no longer exist, and as a result, it is proposed that the New Articles remove these requirements leaving the Company free to continue or discontinue these practices. Management and the board of directors believe that by removing these restrictions the Company will have increased flexibility corporate governance .

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

--66--

          Directors – Powers and Limitations

Continental’s New Articles do not specify a maximum number of directors (the minimum under British Columbia law for a public company is three). The number of directors is set by the directors, and the directors are elected by shareholders at the annual Shareholders meeting. All directors are elected at that time, there are no staggered directorships. Under the BCA, directors are obligated to abstain from voting on matters in which they may have a "disclosable interest", after disclosing in writing such interest. Directors’ compensation is not a matter on which they must abstain. Directors must be of the age of majority and meet eligibility criteria, including being mentally competent, not being involved in an un-discharged bankruptcy, and having no fraud related convictions in the previous five years. A majority of directors must be ordinarily resident in Canada. There is no mandatory retirement age either under Continental’s New Articles or under the BCA.

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

          Changes to Rights of Common Shareholders

Changes to the New Articles and memorandum of Continental require a shareholders’ "special resolution" being a resolution passed by not less than 2/3 of the shares voted in person or by proxy at a duly convened shareholders meeting. Some organic corporate changes including amalgamation with another company, sale of substantially all of Continental’s assets, re-domiciling out of the jurisdiction of British Columbia, creation of new classes of shares not only require such 2/3 approval but generally also give rise to a dissent right which is the right to be paid the fair value of the stockholder’s shares in cash if the required special resolution is actually passed and Continental elects to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an organic change action is intended to be considered must include a prominent notice of the dissent right. Dissent provisions are governed by the BCA and not by the new Articles.

          Shareholders Meetings

Shareholders meetings are governed by the new Articles of Continental but many important shareholder protections are also contained in the Securities Act (British Columbia) and the BCA. The Articles provide that Continental will hold an annual shareholders’ meeting (within 15 months of the last meeting), will provide at least 21 days’ notice and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The Securities Act (British Columbia) and the BCA superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that Continental makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders.

--67--

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

          Pre-emptive Rights

There are no pre-emptive rights applicable to Continental which provide a right to any person to participate in offerings of Continental’s equity or other securities

          Rights to Profits and Liquidation Rights

All common shares of Continental participate rateably in any net profit or loss of Continental and share, rateably, any available assets in the event of a winding up or other liquidation.

          No Limitation on Foreign Ownership

There are no limitations under Continental’s Articles or in the BCA on the right of persons who are not citizens of Canada to hold or vote common shares (see also "Exchange Controls").

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

          Change in Control

Continental has not implemented any shareholders’ rights or other "poison pill" protection against possible take-overs. Continental does not have any agreements which are triggered by a take-over or other change of control. There are no provisions in its articles triggered by or affected by

--68--

a change in outstanding shares which gives rise to a change in control. There are no provisions in Continental’s material agreements giving special rights to any person on a change in control.

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

b)	Agreements related to the Xietongmen Property as follows:

  Option Agreement dated December 23, 2004 in respect of the Xietongmen Property consisting of the Preliminary Option Agreement whereby Continental could earn 60% interest in Highland,

  Shareholders’ Agreement in respect of Highland which provides for its management, rights of first refusal in connection with security allotments, and repatriation of investment provisions (with sample calculations) as well as many other matters,

  Pledge Agreement dated May 2005 whereby Continental pledged the 500,000 shares of Highland in respect of which it expects to exercise its first tranche option,

  Loan Agreement with Continental’s subsidiary N8C and Highland pursuant to which Continental is funding Highland, and

  Loan Assignment letter dated April 2005 whereby N8C has agreed to sell one- half of up to US$4 million in loans to the initial shareholder of Highland for $1 in the event the Xietongmen property achieves commercial production, (see Exhibits – Item 19).

--69--

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

--70--

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

E.           Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of common shares by a holder (in this summary, a "U.S. Holder") who, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm’s length with Continental, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

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

--71--

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

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Continental. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (see "Taxation – Canadian Federal Income Tax Consequences" above). Accordingly, holders and prospective holders of common shares of Continental should consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Continental, based upon their individual circumstances.

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

--72--

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

--73--

Under current Treasury Regulations, dividends paid on Continental’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Continental’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

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

--74--

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

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if Continental is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. Continental appears to have been a PFIC for the fiscal year ended December 31, 2005, and at least certain prior fiscal years. In addition, Continental expects to qualify as a PFIC for the fiscal year ending December 31, 2006, and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of Continental is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of

--75--

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

A U.S. Holder who elects to treat Continental as a qualified electing fund ("QEF") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Continental qualifies as a PFIC on his pro rata share of Continental’s (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder’s taxable year in which (or with which) Continental’s taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder’s tax basis in e common shares will be increased by any such amount that is included in income but not distributed.

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

--76--

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

--77--

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

--78--

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

--79--

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

As at December 31, 2005 N8C Resources earned 50% interest in Highland, and Highland has 100% interest in Tian Yuan, which holds 100% interest in Xietongmen Property.

--80--

ITEM 11           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)           Transaction Risk and Currency Risk Management

Continental’s operations do not employ financial instruments or derivatives which are market sensitive and Continental does not have financial market risks.

(b)           Exchange Rate Sensitivity

A significant portion of Continental's administrative operations are in Canada.

Continental incurs certain of its exploration expenditures in Chinese renminbi. However, Continental's largest expenditures for services are typically denominated in Canadian dollars.

Continental typically holds most of its funds in Canadian dollars and reports the results of its operations in Canadian dollars. Continental's liabilities are typically denominated in Canadian dollars and the company has no significant commitments in other currencies.

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

--81--

ITEM 12           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.           Debt Securities

Not applicable.

B.           Warrants and Rights

Not applicable.

C.           Other Securities

Not applicable.

D.           American Depositary Shares

Not applicable.

--82--

PART II

--83--

ITEM 13           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

--84--

ITEM 14           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

--85--

ITEM 15           CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2005. This evaluation was carried out under the supervision and with the participation of the Company’s then-Chief Executive Officer, Ronald W. Thiessen (now, Co-chairman of the Board), and the Company’s Chief Financial Officer, Jeffrey R. Mason. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting management to material information relating to the Company required to be included in the Company’s periodic SEC filings. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out its evaluation.

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

During the Company’s most recently completed fiscal year ended December 31, 2005, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

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

--86--

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

B.           Code of Ethics

The Company adopted a Code of Ethics as part of an overall corporate governance manual in 2005.

C.           Principal Accountant Fees and Services

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services:

Nature of Services	Fees Paid to Auditor in Year Ended December 31, 2005.	Fees Paid to Auditor in Year Ended December 31, 2004.
Audit Fees	$50,000	$ 16,727
Audit-Related Fees(1)	$0	$ 10,115
Tax Fees	$16,000	$ 0
All Other Fees	$0	$ 0
Total	$66,000	$ 26,842

Note:

(1)

"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

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

--87--

whether the services requested and the fees related to such services could impair the independence of the auditors.

D.           Exemptions from Listing Standards for Audit Committees

Not applicable.

E.           Purchases Of Equity Securities by the Issuer and Affiliated Purchasers

None.

--88--

PART III

--89--

ITEM 17           FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)

Report of Independent Registered Public Accounting Firm on the consolidated balance sheets as at December 31, 2005 and 2004, and the consolidated statements of operations, deficit and cash flows for each of the years in the three year period ended December 31, 2005;

(2)	Consolidated balance sheets as at December 31, 2005 and 2004;

(3)	Consolidated statements of operations for each of the years in the three year period ended December 31, 2005;

(4)	Consolidated statements of deficit for the periods referred to in (3) above.

(5)	Consolidated statements of cash flows for the periods referred to in (3) above;

(6)	Notes to the consolidated financial statements;

--90--

ITEM 18           FINANCIAL STATEMENTS

Not applicable. See Item 17.

--91--

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

The following Exhibits have been filed with Continental’s Annual Report on Form 20-F in previous years:

Type of
Document	Description

1 & 2	Articles of incorporation, bylaws and instruments defining rights of common shareholders have been previously filed.

4A

Geological Management and Administration Services Agreement dated for reference December 31, 1996, filed with Form 20-F for fiscal year December 31, 1999 on June 29, 2000 (See Item 7 "Interest of Management in Certain Transactions").

--92--

Type of
Document	Description

1A	New articles of the Company

1B	Memorandum of Association and Articles of Association of Highland Mining Inc., incorporated the 18th day of June 2004

1B	Summary of the Articles of Tibet Tian Yuan Minerals Exploration Ltd., incorporated in August 2004.

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

4A	Loan Agreement between N8C and Highland

4A	Loan Agreement between Highland and Tibet Tian Yuan

The following Exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

4A	Loan Assignment letter dated April 2005

10.1	Consent of G. Mosher, P.Eng.

10.2	Consent of A. Nichols, P.Eng.

12.1	CEO Section 302 Certification

12.2	CFO Section 302 Certification

13.1	CEO Section 906 Certification

13.2	CFO Section 906 Certification

99.1	Audited financial statements as at December 31, 2005 and 2004, for the years ended December 31, 2005, 2004 and 2003, and auditors’ report thereon.

99.2	Consent of Tax reviewer

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONTINENTAL MINERALS CORPORATION

/s/ Jeffrey R. Mason
JEFFREY R. MASON
Director, Chief Financial Officer and Secretary

DATED: June 20, 2006