Form 20-F/A
period 2005-12-31
CONTINENTAL MINERALS CORP
filed 2006-08-24
CIK 782879

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
Item 17 [ x ] Item 18 [           ]

EXPLANATORY NOTE

Explanation of amendment on Continental Minerals Corporation Annual Report on Form 20-F/A Amendment No.1 for the fiscal year ended December 31, 2005:

On the consolidated balance sheet as at December 31, 2005 filed as Exhibit 99.1, mineral property interests was amended to $1,903,525 from $999,006 and Non-controlling interest was amended to $944,880 from $40,361, as previously disclosed.

All other financial and other information in the originally filed Form 20-F for the reported periods, remain unchanged. Except where specifically noted to the contrary, this Form 20-F/A does not reflect events occurring after the filing of the original Form 20-F, or modify or update the disclosure therein in any way other than as required to reflect the amendments set forth herein. Pursuant to SEC rules, included as Exhibits 12.1, 12.2, and 13.1 to this Form 20-F/A are currently dated certifications of our company’s Chief Executive Officer and Chief Financial Officer.

T A B L E O F C O N T E N T S

--2--

GENERAL

In this amended Annual Report on Form 20-F/A, all references to "we", the "Company" or "Continental" refer to Continental Minerals Corporation and its consolidated subsidiaries.

The Company uses the Canadian dollar as its reporting currency. All references in this document to "dollars" or "$" are expressed in Canadian dollars, unless otherwise indicated. See also Item 3 – "Key Information" for more detailed currency and conversion information.

Except as noted, the information set forth in this amended Annual Report is as of May 26, 2006 and all information included in this document should only be considered correct as of such date.

GLOSSARY OF TERMS USED IN THIS ANNUAL REPORT ON FORM 20-F/A

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

--3--

FORWARD-LOOKING STATEMENTS

This amended Annual Report on Form 20-F/A contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements appear in a number of different places in this amended Annual Report and can be identified by words such as "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may expressed or implied by such forward-looking statements. The statements, including the statements contained in Item 3D "Risk Factors", Item 4B "Business Overview", Item 5 "Operating and Financial Review and Prospects" and Item 11 "Quantitative and Qualitative Disclosures About Market Risk", are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Forward-looking statements include statements regarding the outlook for the Company’s future operations, plans and timing for its exploration programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. The Company’s actual results may differ materially from those in the forward-looking statements due to risks facing the Company or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

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

Continental’s annual financial statements have been audited by its current independent registered public accounting firm, KPMG LLP, Chartered Accountants. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Note 9 to the amended and restated 2005 annual consolidated financial statements provides descriptions of the material measurement differences between Canadian GAAP and United States generally accepted accounting principles ("US GAAP") as they relate to Continental and reconciliation to US GAAP of Continental’s consolidated financial statements.

The following selected financial data is presented in Canadian dollars.

Canadian GAAP

	As at December 31
	(Cdn$)
Balance Sheet Data	2005 (restated) (6)	2004	2003	2002	2001

Total assets	$6,454,587	$7,504,357	$2,980,415	$231,972	$283,968
Total liabilities	1,445,226	354,239	169,290	19,123	38,088
Share capital(1) (3)	19,465,518	10,843,269	3,279,360	7,564,652	7,024,819
Deficit(1)	(15,001,192)	(6,420,405)	(821,088)	(7,694,111)	(7,471,248)
Net assets	5,009,361	7,150,118	2,811,126	212,850	245,880

	Year ended December 31
	(Cdn$)
Statement of Operations Data	2005	2004	2003	2002	2001

Interest (income)	$(142,887)	$(119,588)	$(5,754)	$(2,389)	$(8,824)
General and administrative
expenses	1,641,857	994,938	251,125	225,252	475,264
Exploration expenditure	6,113,320	2,139,062	–	–	–
Stock-based compensation(5)	815,321	2,435,995	352,854	–	–
Write down of mineral property
interests	–	–	–	–	249,353
Foreign exchange loss	153,176	148,910	–	–	–
Loss (income) for the year	8,580,787	5,599,317	598,225	222,863	715,793
Loss per common share(2)	0.22	0.17	0.03	0.01	0.16

--8--

US GAAP
	As at December 31
	(Cdn$)
Balance Sheet Data	2005 (restated) (6)	2004	2003	2002	2001

Total assets(4)	$19,968,473	$21,018,243	$16,494,302	$13,513,886	$13,797,853
Total liabilities(4)	14,959,112	13,868,125	13,683,176	13,533,009	13,551,974
Share capital (3)	39,845,355	31,223,106	23,659,197	20,815,550	20,275,717
Deficit	(35,723,338)	(27,142,551)	(21,543,234)	(20,945,009)	(20,722,146)
Net assets	5,009,361	7,150,118	2,811,126	212,850	245,880

	Year ended December 31
	(Cdn$)
Statement of Operations Data	2005	2004	2003	2002	2001

Interest (income)	$(142,887)	$(119,588)	$(5,754)	$(2,389)	$(8,824)
General and administrative
expenses	1,641,857	994,938	251,125	225,252	475,264
Exploration expenditure	6,113,320	2,139,062	–	–	35,777
Stock-based compensation(5)	815,321	2,435,995	352,854	–	–
Write down of mineral property
interests	–	–	–	–	249,353
Foreign exchange	153,176	148,910	–	–	–
Loss (income) for the year	8,580,787	5,599,317	598,225	222,863	751,570
Loss per common share(2)	0.22	0.17	0.03	0.01	0.17

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

(5)	Effective January 1, 2002, the Company prospectively adopted the fair value method of accounting for stock-based compensation for both Canadian GAAP and US GAAP purposes.

(6)	The consolidated balance sheet as at and for the year ended December 31, 2006 have been amended and restated to increase the value assigned to non-controlling interest and mineral property interests recorded as a result of the acquisition of 50% of Highland Mining Corporation by $904,519, which amendment reflects the non-controlling interest at their fair value, instead of at the book value of the assets acquired as previously recorded, at the date the Company became the primary beneficiary, in order to comply with the provisions of AcG-15 on variable interest entities. This restatement had no impact on working capital, shareholders’ equity or on any amounts or totals reported in the statements of operations, deficit or cash flows or in the schedule of exploration expenses.

	As at December 31
	(Cdn$)
Period End Balances
(Canadian GAAP)	2005 (restated) (6)	2004	2003	2002	2001
Working capital	$3,918,474	$7,150,117 $	2,811,125 $	212,849	$245,879
Plant and equipment, net	132,241	–	–	–	–
Mineral property interests	1,903,525	–	–	–	–
Shareholders’ equity	5,009,361	7,150,118	2,811,126	212,850	245,880
Number of common shares
outstanding at year end	47,306,185	37,629,851	26,145,352	20,594,101	16,748,391

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

--18--

ITEM 4           INFORMATION ON THE COMPANY

SUMMARY

A.           History and Development of the Company

1.	The legal name of the company which is the subject of this Form 20-F/A , is "Continental Minerals Corporation" (herein "Continental" or the "Company").

2.	Continental was incorporated in British Columbia, Canada on February 7, 1962 and has undergone a number of name changes since that time.

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

Continental’s consolidated financial statements have been amended and restated to increase the value assigned to non-controlling interest and mineral property interests recorded as a result of the acquisition of 50% of Highland Mining Corporation by $904,519, which amendment reflects the non-controlling interest at their fair value, instead of at the book value of the assets acquired as previously recorded, at the date the Company became the primary beneficiary, in order to comply with the provisions of AcG-15 on variable interest entities. This restatement had no impact on working capital, shareholders’ equity or on any amounts or totals reported in the statements of operations, deficit or cash flows or in the schedule of exploration expenses.

The following discussion should be read in conjunction with the audited consolidated financial statements and related notes, accompanying this amended Annual Report. The Company prepares and files its consolidated financial statements with various Canadian regulatory authorities in accordance with Canadian generally accepted principles ("GAAP"). References should be made to note 9 to the annual financial statements which provide reconciliation between US GAAP and Canadian GAAP and their effect on our consolidated financial statements.

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

As of December 31, 2005, the date of the balance sheet for the Company’s last fiscal year end attached to this Form 20-F/A , the Company had no long term debt, capital lease obligations, operating leases or any other long term contractual obligations that are binding and legally enforceable.

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

The share options exercised by the Named Executive Officers during the financial year ended December 31, 2005 and the values of such options at the end of such year were as follows:

AGGREGATED OPTIONS/SARS EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable / Unexercisable	Value of Unexercised in the-Money Options at FY-End ($) Exercisable/ Unexercisable
Ronald W. Thiessen	420,000	567,000	Nil / 500,000	Nil /Nil
Jeffrey R. Mason	420,000	567,000	Nil / Nil	Nil / Nil

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

--59--

ITEM 8           FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Item 17 of this Form 20-F/A contains Continental’s amended and restated audited annual financial statements as at and for the years ended December 31, 2005, 2004, and 2003.

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

B.           Significant Changes

There have been no significant changes to the accompanying amended and restated consolidated financial statements since December 31, 2005, except as disclosed in this Annual Report on Form 20-F/A .

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

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

Reports referred to in the Form 20-F/A and exhibits attached to this Form 20-F/A are also available for viewing on EDGAR or at the offices of Continental, Suite 1020 – 800 West Pender

--79--

Street, Vancouver, British Columbia V6C 2V6 or on request of Continental at 604-684-6365, attention: Shirley Main. Copies of Continental’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com.

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

PART III

--89--

ITEM 17           FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)

Report of Independent Registered Public Accounting Firm on the amended and restated consolidated balance sheets as at December 31, 2005 and 2004, and the consolidated statements of operations, deficit and cash flows for each of the years in the three year period ended December 31, 2005;

(2)	Amended and restated consolidated balance sheets as at December 31, 2005 and 2004;

(3)	Consolidated statements of operations for each of the years in the three year period ended December 31, 2005;

(4)	Consolidated statements of deficit for the periods referred to in (3) above.

(5)	Consolidated statements of cash flows for the periods referred to in (3) above;

(6)	(6) Notes to the amended and restated consolidated financial statements;

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

4A	Loan Agreement between N8C and Highland

4A	Loan Agreement between Highland and Tibet Tian Yuan

The following Exhibits have been filed with Continental’s Annual Report on Form 20-F in respect of the current year:

4A	Loan Assignment letter dated April 2005

10.1	Consent of G. Mosher, P.Eng.

10.2	Consent of A. Nichols, P.Eng.

99.2	Consent of Tax reviewer

The following Exhibits are filed with this Annual Report on Form 20-F/A in respect of the current year:

12.1	CEO Section 302 Certification

12.2	CFO Section 302 Certification

13.1	CEO Section 906 Certification

13.2	CFO Section 906 Certification

99.1	Audited financial statements as at December 31, 2005 and 2004, for the years ended December 31, 2005, 2004 and 2003, and auditors’ report thereon.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONTINENTAL MINERALS CORPORATION

/s/ Jeffrey R. Mason
JEFFREY R. MASON
Director, Chief Financial Officer and Secretary

DATED: August 24, 2006