Form 20-F/A
period 2005-12-31
CONTINENTAL MINERALS CORP
filed 2006-09-29
CIK 782879

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
 Amendment No. 2

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
Item 17 [ x ] Item 18 [           ]

EXPLANATORY NOTE

Explanation of amendment on Continental Minerals Corporation Annual Report on Form 20-F/A Amendment No. 2 for the fiscal year ended December 31, 2005:

On the consolidated notes to the financial statements as at December 31, 2005 filed as Exhibit 99.1, the mineral property interests amount was amended to $1,903,525 from $999,006, as previously disclosed.

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

Canadian GAAP

	As at December 31
	(Cdn$)
Balance Sheet Data	2005 (restated)(6)	2004	2003	2002	2001

Total assets	$6,454,587	$7,504,357	$2,980,415	$231,972	$283,968
Total liabilities	1,445,226	354,239	169,290	19,123	38,088
Share capital(1) (3)	19,465,518	10,843,269	3,279,360	7,564,652	7,024,819
Deficit(1)	(15,001,192)	(6,420,405)	(821,088)	(7,694,111)	(7,471,248)
Net assets	5,009,361	7,150,118	2,811,126	212,850	245,880

	Year ended December 31
	(Cdn$)
Statement of Operations Data	2005	2004	2003	2002	2001

Interest (income)	$(142,887)	$(119,588)	$(5,754)	$(2,389)	$(8,824)
General and administrative
expenses	1,641,857	994,938	251,125	225,252	475,264
Exploration expenditure	6,113,320	2,139,062	–	–	–
Stock-based compensation(5)	815,321	2,435,995	352,854	–	–
Write down of mineral property
interests	–	–	–	–	249,353
Foreign exchange loss	153,176	148,910	–	–	–
Loss (income) for the year	8,580,787	5,599,317	598,225	222,863	715,793
Loss per common share(2)	0.22	0.17	0.03	0.01	0.16

--8--

US GAAP
	As at December 31
	(Cdn$)
Balance Sheet Data	2005 (restated)(6)	2004	2003	2002	2001

Total assets(4)	$19,968,473	$21,018,243	$16,494,302	$13,513,886	$13,797,853
Total liabilities(4)	14,959,112	13,868,125	13,683,176	13,533,009	13,551,974
Share capital (3)	39,845,355	31,223,106	23,659,197	20,815,550	20,275,717
Deficit	(35,723,338)	(27,142,551)	(21,543,234)	(20,945,009)	(20,722,146)
Net assets	5,009,361	7,150,118	2,811,126	212,850	245,880

	Year ended December 31
	(Cdn$)
Statement of Operations Data	2005	2004	2003	2002	2001

Interest (income)	$(142,887)	$(119,588)	$(5,754)	$(2,389)	$(8,824)
General and administrative
expenses	1,641,857	994,938	251,125	225,252	475,264
Exploration expenditure	6,113,320	2,139,062	–	–	35,777
Stock-based compensation(5)	815,321	2,435,995	352,854	–	–
Write down of mineral property
interests	–	–	–	–	249,353
Foreign exchange	153,176	148,910	–	–	–
Loss (income) for the year	8,580,787	5,599,317	598,225	222,863	751,570
Loss per common share(2)	0.22	0.17	0.03	0.01	0.17

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

(5)	Effective January 1, 2002, the Company prospectively adopted the fair value method of accounting for stock-based compensation for both Canadian GAAP and US GAAP purposes.

(6)	The consolidated balance sheet as at and for the year ended December 31, 2006 have been amended and restated to increase the value assigned to non-controlling interest and mineral property interests recorded as a result of the acquisition of 50% of Highland Mining Corporation by $904,519, which amendment reflects the non-controlling interest at their fair value, instead of at the book value of the assets acquired as previously recorded, at the date the Company became the primary beneficiary, in order to comply with the provisions of AcG-15 on variable interest entities. This restatement had no impact on working capital, shareholders’ equity or on any amounts or totals reported in the statements of operations, deficit or cash flows or in the schedule of exploration expenses.

	As at December 31
	(Cdn$)
Period End Balances
(Canadian GAAP)	2005 (restated)(6)	2004	2003	2002	2001
Working capital	$3,918,474	$7,150,117 $	2,811,125 $	212,849	$245,879
Plant and equipment, net	132,241	–	–	–	–
Mineral property interests	1,903,525	–	–	–	–
Shareholders’ equity	5,009,361	7,150,118	2,811,126	212,850	245,880
Number of common shares
outstanding at year end	47,306,185	37,629,851	26,145,352	20,594,101	16,748,391

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

--18--

ITEM 4           INFORMATION ON THE COMPANY

SUMMARY

A.           History and Development of the Company

1.	The legal name of the company which is the subject of this Form 20-F/A, is "Continental Minerals Corporation" (herein "Continental" or the "Company").

2.	Continental was incorporated in British Columbia, Canada on February 7, 1962 and has undergone a number of name changes since that time.

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

As of December 31, 2005, the date of the balance sheet for the Company’s last fiscal year end attached to this Form 20-F/A, the Company had no long term debt, capital lease obligations, operating leases or any other long term contractual obligations that are binding and legally enforceable.

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

B.           Significant Changes

There have been no significant changes to the accompanying amended and restated consolidated financial statements since December 31, 2005, except as disclosed in this Annual Report on Form 20-F/A.

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

DATED: September 27, 2006