Form 20-F
period 2006-12-31
CONTINENTAL MINERALS CORP
filed 2007-07-16
CIK 782879

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

OR

[   ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______

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

N/A
(Title of Class)

Number of outstanding shares of each of the issuer's classes of capital or common stock on December 31, 2006.

91,239,417 Common Shares Without Par Value
12,483,916 Non Voting Redeemable Preferred Shares without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[   ] Yes   [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[   ] Yes   [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the
Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes   [   ] No

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [   ]    Accelerated filer [   ]    Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

[X] Item 17      [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[   ] Yes      [X] No

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

Except as noted, the information set forth in this Annual Report is as of May 31, 2007 and all information included in this document should only be considered correct as of such date.

GLOSSARY OF TERMS USED IN THIS ANNUAL REPORT ON FORM 20-F

Certain terms used herein are defined as follows:

arc	A complex of volcanic and plutonic igneous rocks that originally formed along a deep structural zone in the ocean floor near to the edge of a continent.

aureole	See "metamorphic aureole"

batholith	A large mass (greater than 100 square kilometers) of course grained plutonic igneous rock, formed at considerable depth but which is now exposed at surface.

diorite	A common coarse-grained igneous rock of intermediate composition.

metamorphic aureole

Metamorphism is change in a rock and its mineral components due to temperature and pressure conditions in the earth's crust, related to volcanic activity or mountain building processes. The aureole is the area surrounding this activity in which the rocks have been metamorphosed.

mineral reserve

Securities and Exchange Commission Industry Guide 7, "Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations", of the Securities and Exchange Commission defines a ‘reserve' as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves consist of:

(1) Proven (Measured) Reserves. Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

(2) Probable (Indicated) Reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

--3--

mineral resource

National Instrument 43-101, "Standards of Disclosure for Mineral Projects", of the Canadian Securities Administrators defines a "Mineral Resource" as a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

(1) Inferred Mineral Resource. An ‘Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

(2) Indicated Mineral Resource. An ‘Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

(3) Measured Mineral Resource. A ‘Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Industry Guide 7 does not define or recognize resources. As used in this Annual Report, "resources" are as defined in Canadian National Instrument 43-101.

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

--4--

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements appear in a number of different places in this Annual Report and can be identified by words such as "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. The statements, including the statements contained in Item 3D "Risk Factors", Item 4B "Business Overview", Item 5 "Operating and Financial Review and Prospects" and Item 11 "Quantitative and Qualitative Disclosures About Market Risk", are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Forward-looking statements include statements regarding the outlook for the Company's future operations, plans and timing for its exploration programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. The Company's actual results may differ materially from those in the forward-looking statements due to risks facing the Company or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

  general economic and business conditions, especially investors' attitudes to junior resource exploration issuers and their willingness to fund them;

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

--5--

PART 1

--6--

ITEM 1               IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.        Directors and Senior Management

Not applicable.

B.        Advisors

Not applicable.

C.        Auditor

Not applicable.

--7--

ITEM 2               OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

--8--

ITEM 3               KEY INFORMATION

A.        Selected Financial Data

The following tables summarize selected financial data for Continental extracted from Continental's audited consolidated financial statements for the last five fiscal years ended December 31, 2006, 2005, 2004, 2003 and 2002.

Continental's annual financial statements have been audited by its current independent registered public accounting firm, KPMG LLP, Chartered Accountants. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Note 12 to the 2006 annual consolidated financial statements provides descriptions of the material measurement differences between Canadian GAAP and United States generally accepted accounting principles ("US GAAP") as they relate to Continental and reconciliation to US GAAP of Continental's consolidated financial statements.

The following selected financial data is presented in Canadian dollars.

Canadian GAAP

	As at December 31
	(Cdn$)
Balance Sheet Data	2006	2005	2004	2003	2002
		(restated)

Equipment	523,327	132,241	–	–	–
Mineral property interests	112,747,309	1,903,525	–	–	–
Total assets	116,101,170	6,454,587	7,504,357	2,980,415	231,973
Total liabilities	45,378,116	1,445,226	354,239	169,290	19,123
Working capital (deficit)	(13,863,633)	3,918,474	7,150,117	2,811,125	212,849
Share capital	107,421,628	19,465,518	10,843,269	3,279,360	7,906,961
Deficit	(41,717,265)	(15,001,192)	(6,420,405)	(821,088)	(7,694,111)
Net assets	70,723,054	5,009,361	7,150,118	2,811,126	212,850
Shareholders' equity	70,723,054	5,009,361	7,150,118	2,811,126	212,850
Number of common shares
outstanding at year end	91,239,417	47,306,185	37,629,851	26,145,352	20,594,101

--9--

	Year ended December 31
	(Cdn$)
Statement of Operations Data	2006	2005	2004	2003	2002

Interest (income)	$(56,668)	$(142,887)	$(119,588)	$(5,754)	$(2,389)
General and administrative
expenses	4,672,632	1,641,857	994,938	251,125	225,252
Exploration expenditure	19,226,242	6,113,320	2,139,062	–	–
Stock-based compensation	2,610,538	815,321	2,435,995	352,854	–
Foreign exchange loss	263,329	153,176	148,910	–	–
Loss for the year	26,716,073	8,580,787	5,599,317	598,225	222,863
Loss per common share	0.51	0.22	0.17	0.03	0.01

US GAAP

	As at December 31
	(Cdn$)
Balance Sheet Data	2006	2005	2004	2003	2002
		(restated)(1)

Total assets	$129,615,056	$19,968,473	$21,018,243	$16,494,302	$13,513,886
Total liabilities	59,357,636	14,959,112	13,868,125	13,683,176	13,533,009
Share capital	127,801,465	39,845,355	31,223,106	23,659,197	20,815,550
Deficit	(62,209,113)	(35,723,338)	(27,142,551)	(21,543,234)	(20,945,009)
Net assets	70,257,420	5,009,361	7,150,118	2,811,126	212,850
Shareholders' equity	70,257,420	5,009,361	7,150,118	2,811,126	212,850
Number of common shares
outstanding at year end	91,239,417	47,306,185	37,629,851	26,145,352	20,594,101

	Year ended December 31
	(Cdn$)
Statement of Operations Data	2006	2005	2004	2003	2002

Interest (income)	$(56,668)	$(142,887)	$(119,588)	$(5,754)	$(2,389)
General and administrative
expenses	4,442,334	1,641,857	994,938	251,125	225,252
Exploration expenditure	19,226,242	6,113,320	2,139,062	–	–
Stock-based compensation	2,610,538	815,321	2,435,995	352,854	–
Foreign exchange loss	263,329	153,176	148,910	–	–
Loss for the year	26,485,775	8,580,787	5,599,317	598,225	222,863
Loss per common share	0.50	0.22	0.17	0.03	0.01

Notes:

(1)        The consolidated balance sheet as at and for the year ended December 31, 2005 has been amended and restated to increase the value assigned to non-controlling interest and mineral property interests recorded as a result of the acquisition of 50% of Highland

--10--

Mining Corporation by $904,519, which amendment reflects the non-controlling interest at their fair value, instead of at the book value of the assets acquired as previously recorded, at the date the Company became the primary beneficiary, in order to comply with the provisions of AcG-15 and FIN46R on variable interest entities. This restatement had no impact on working capital, shareholders’ equity or on any amounts or totals reported in the statements of operations, deficit or cash flows or in the schedule of exploration expenses.

See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for further details, including note 12, which reconciles Canadian GAAP to US GAAP.

The Company has not declared or paid any dividends since incorporation.

Currency and Exchange Rates

On May 31, 2007, the Federal Reserve noon rate for Canadian Dollars was US$1.00 to Cdn$1.0699. The following tables set out the exchange rates, based on the buying rates posted on the Bank of Canada website (www.bankofcanada.ca) for the conversion of Canadian Dollars into U.S. Dollars.

	For year ended December 31
	2006	2005	2004	2003	2002
End of Period	$1.1654	$1.1659	$1.2036	$1.2924	$1.5796
Average for the Period	$1.1341	$1.2116	$1.3015	$1.3402	$1.5704
High for the Period	$1.1794	$1.2555	$1.3968	$1.5747	$1.6132
Low for the Period	$1.0948	$1.1610	$1.1774	$1.2924	$1.5110

	Monthly Low and High Exchange Rate
	Low	High
May 2007	1.0928	1.0981
April 2007	1.1048	1.1600
March 2007	1.1500	1.1817
February 2007	1.1565	1.1878
January 2007	1.1630	1.1848
December 2006	1.1380	1.1670
November 2006	1.1256	1.1495

Exchange rates are based upon the noon buying rate in foreign currencies as certified by the Bank of Canada.

B.        Capitalization and Indebtedness

Not applicable.

C.        Reasons for the Offer and Use of Proceeds

Not applicable.

--11--

D.        Risk Factors

An investment in the Company's common shares is highly speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information that the Company files with the Securities and Exchange Commission and with Canadian securities regulators before investing in the Company's common shares. The risks described below are not the only ones faced by the Company. Additional risks that the Company is aware of or that the Company currently believes are immaterial may become important factors that affect the Company's business. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and the investor may lose all of his or her investment.

As Continental's mineral properties do not contain any reserves or any known body of economic mineralization, Continental may not discover commercially exploitable quantities of ore on its mineral properties that would enable it to enter into commercial production, achieve revenues and recover the money it spends on exploration.

The Xietongmen Project, the Company's only active resource prospect, is in the exploration stage, and in 2006, work continued towards the completion of a feasibility stage. The known mineralization at the Xietongmen Property has not been determined to be economic ore, and may never be determined to be of economic value. Continental has conducted exploration activities on the Xietongmen Property and plans to conduct further exploration activities, including the completion of feasibility studies necessary to evaluate whether a commercially mineable deposit exists on the Xietongmen Property. There is a substantial risk that these exploration activities will not result in discoveries of commercially recoverable quantities of ore. Any determination that Continental's properties contain commercially recoverable quantities of ore may not be reached until such time that final comprehensive feasibility studies have been concluded that establish that a potential mine is likely to be economically viable. There is a substantial risk that any preliminary or final feasibility studies carried out by Continental will not result in a positive determination that the Xietongmen Property can be commercially developed.

Continental's exploration activities on the Xietongmen Property may not be commercially successful, which could lead Continental to abandon its plans to develop the property and its investments in exploration.

Continental's long-term success depends on its ability to establish commercially recoverable quantities of ore on the Xietongmen Property that can then be developed into commercially viable mining operations. Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. These risks include unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor. The success of copper and gold exploration is determined in part by the following factors:

  the identification of potential copper and gold mineralization based on superficial analysis;
  availability of government-granted exploration permits;
  the quality of management and geological and technical expertise; and
  the capital available for exploration.

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit

--12--

will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Continental may invest significant capital and resources in exploration activities and abandon such investments if it is unable to identify commercially exploitable mineral reserves. The decision to abandon a project may reduce the trading price of Continental's common shares and impair Continental's ability to raise future financing. Continental cannot provide any assurance to investors that it will discover or acquire any mineralized material in sufficient quantities on any of its properties to justify commercial operations. Further, Continental will not be able to recover the funds that it spends on exploration if it is not able to establish commercially recoverable quantities of ore on the Xietongmen Property.

The mineral resource estimates presented by Continental for the Xietongmen Property are estimates only and there is no assurance that these resources represent economically recoverable mineralization.

Continental has included mineral resource estimates that have been made in accordance with Canadian National Instrument 43-101. These resources estimates are classified as "measured resources" and "indicated resources". Continental advises investors that while these terms are recognized and required by Canadian securities regulations, the U.S. Securities and Exchange Commission does not recognize these terms.

All amounts of mineral resources are estimates only, and Continental cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that any identified mineral deposit on the Xietongmen Property will ever qualify as a commercially mineable (or viable) orebody that can be economically exploited. Mineralized material, which is not mineral reserves, does not have demonstrated economic viability. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in the quantity of mineralization, grade or stripping ratio, or metal prices may affect the economic viability of Continental's properties. In addition, Continental cannot be certain that metal recoveries obtained from small-scale laboratory tests will be duplicated in larger scale tests, under on-site conditions or during production.

Continental must continue to maintain the exploration licenses that comprise the Continental Property in good standing in order to maintain its rights to continue exploration and, if warranted, the development of the Xietongmen Property.

The Xietongmen Property is comprised of exploration licenses that have been granted under Chinese mining law. Continental must pay annual fees and incur prospecting expenditures in accordance with government regulations in order to maintain the licenses in good standing. Continental's failure to maintain the concessions that comprise the Xietongmen Property in good standing could cause it to lose its interest in these mineral properties, with the result that Continental would lose its rights to continue exploration and, if warranted, the development of the Xietongmen Property.

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

--13--

If Continental is successful in developing the Xietongmen Property, Continental anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. Continental does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of Continental's board of directors, which will take into account many factors including Continental's operating results, financial condition and anticipated cash needs. For these reasons, Continental may never achieve profitability or pay dividends.

Continental's consolidated financial statements have been prepared assuming Continental will continue on a going concern basis, but there can be no assurance that Continental will continue as a going concern.

Continental's consolidated financial statements have been prepared on the basis that Continental will continue as a going concern. At December 31, 2006, Continental had a working capital deficit of approximately $13.9 million. The ability of the Company to carry out its planned business obligations depends on its ability to raise adequate financing from lenders, shareholders and other investors. There can be no assurances that Continental will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If Continental is unable to obtain adequate additional financing, Continental will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that Continental's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis. However, in February and March 2007, the Company issued equity for gross proceeds of $50.1 million.

Continental will require significant additional financing in order to continue its assessment of the commercial viability of the Xietongmen Property.

Continental will need to raise additional financing to complete feasibility studies for the Xietongmen Property. If the costs of completing such feasibility studies are greater than anticipated, Continental may have to seek additional funds through public and private share offerings, arrangements with corporate partners, or debt financing. There can be no assurance that Continental will be successful in its efforts to raise these required funds, or on terms satisfactory to it. Further, there is no assurance that the framework agreement entered into with Jinchuan will result in project financing for a mine on the Xietongmen property. The continued exploration of the Xietongmen Property and the development of Continental's business will depend upon Continental's ability to establish the commercial viability of the Xietongmen Property and to ultimately develop positive cash flow from operations and reach profitable operations. Continental currently is in the exploration stage and has no revenue from operations and is experiencing significant negative cash flow. Accordingly, the only other sources of funds presently available to Continental are through the sale of equity and debt capital. Alternatively, Continental may finance its business by offering an interest in its mineral properties, to be earned by another party or parties carrying out further exploration and development thereof, or to obtain project or operating financing from financial institutions, neither of which is presently intended. If Continental is unable to obtain this additional financing, Continental will not be able to continue its exploration activities and its assessment of the commercial viability of the Xietongmen Property. Further, if Continental is able to establish that development of the Xietongmen Property is commercially viable, the inability of Continental to raise additional financing at this stage would result in the inability of Continental to place the Xietongmen Property into production and recover its investment.

--14--

If prices for gold and copper decline, Continental may not be able to raise the additional financing required to fund its exploration activities for the Xietongmen Property.

The ability of Continental to raise financing to fund its exploration activities and, if warranted, development of the Xietongmen Property, will be significantly affected by changes in the market price of the metals it mines or explores for. The prices of gold and copper are volatile, and are affected by numerous factors beyond Continental's control. The level of interest rates, the rate of inflation, the world supplies of and demands for gold and copper, and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of gold and copper have fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of gold and copper, with the result that Continental may not have sufficient financing with which to fund its exploration activities. In this event, Continental may not be able to carry out planned exploration activities and, if warranted, development of the Xietongmen Property with the result that Continental may have to curtail its plan of operations.

The exercise of outstanding options and share purchase warrants issued by Continental will result in the issuance by Continental of additional common shares and the unrestricted resale of these additional common shares may have a depressing effect on the current trading price of Continental's common shares.

At May 31, 2007 there were approximately 7.1 million options and 28.9 million warrants of Continental outstanding. Dilutive securities represent approximately 30% of Continental's issued shares as at May 31, 2007. The exercise of the outstanding options and warrants will result in the issue by Continental of additional common shares and the unrestricted resale of these additional common shares may have a depressing effect on the current trading price of Continental's common shares.

The market price of Continental's common shares is subject to high volatility and could cause investor loss.

The market price of a publicly traded stock, especially a resource issuer like Continental, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of the market for resource stocks, the strength of the economy, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of Continental's common shares suggests Continental's shares will continue to be volatile. Therefore, investors could suffer significant losses if Continental's shares are depressed or illiquid when an investor seeks liquidity and needs to sell Continental shares.

Continental competes with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project's potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Continental. Continental faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than Continental. As a result of this competition, Continental may be unable to

--15--

maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Continental considers acceptable or at all.

Continental is subject to many risks that are not insurable and, as a result, Continental will not be able to recover losses through insurance should such risks occur.

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Continental may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities would result in increases in Continental's operating expenses which would, in turn, have a material adverse effect on Continental's financial position and its results of operations. Although Continental maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Continental might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event Continental could incur significant liabilities and costs that could materially increase Continental's operating expenses.

Continental may lose the ability to continue exploration and, if warranted, development of the Xietongmen Property in the event that it does not own valid title to its mineral claims.

Continental holds a 100% interest in mineral claims that comprise the Xietongmen Property. Continental's ownership of these minerals should not be construed as a guarantee that title to such interests will not be challenged or impugned. The mineral claims may be subject to prior unregistered agreements or transfers or claims on title, and title may also be affected by undetected defects. If Continental does not have valid title to its mineral claims, then it may lose the rights to continue exploration and, if warranted, the development of the Xietongmen Property.

Political instability and uncertainty in Tibet, People's Republic of China, could increase the cost to Continental of carrying out its plan of operations, delay its exploration and possible development activities, and make it more difficult for Continental to obtain additional financing.

The majority of Continental's operations and most significant mineral property interest is located in Tibet, in the People's Republic of China. Operating in a foreign country, including China, usually involves great uncertainties relating to political and economic matters. Political uncertainty may result in unexpected changes in government legislation and policy. These changes in legislation and policy may include changes that impact on Continental's ownership of the Xietongmen Property and its ability to continue exploration and, if warranted, development of the Xietongmen Property. Such uncertainty may cause Continental to delay its plan of operations or decrease the willingness of investors to provide financing to Continental. Accordingly, changes in legislation and policy could result in the increase of the costs to explore and, if warranted, develop the Xietongmen Property and could delay these activities.

Changes in government legislation in China could affect Continental's exploration of the Xietongmen Property and could preclude Continental from continuing to explore and, if warranted, to develop the Xietongmen Property.

Continental is required to carry out its exploration activities and, if warranted, any development activities in accordance with Chinese national and provincial legislation and regulations. Continental is conducting its exploration activities on the Xietongmen Property in compliance with current applicable mining permit and exploration requirements. Changes in government legislation, including changes in environmental regulations or land claims, or the adoption of new legislation governing mining operations, ownership of mineral properties or environmental

--16--

protection could increase the cost to Continental of conducting its exploration activities and, if warranted, development of the Xietongmen Property, or could preclude Continental from proceeding with its exploration activities and, if warranted, development activities. Continental is not aware of any specific new or adverse environmental legislation proposed in China. However, it is not possible to assess with any certainty the potential impact of such possible future regulation.

The adoption of stricter environmental legislation governing the Xietongmen Property could increase the costs to Continental of exploring and, if warranted, developing the Xietongmen Property and could delay these activities.

Continental must comply with applicable environmental legislation in carrying out its exploration and, if warranted, development of the Xietongmen Property. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to Continental of carrying out its exploration and, if warranted, development of the Xietongmen Property. Further, compliance with stricter environmental legislation may result in delays to Continental's exploration and, if warranted, development activities.

As Continental conducts its Chinese mineral exploration activities through foreign subsidiaries, any limitation imposed by any government or legislation on the transfer of assets and cash between Continental and its subsidiaries could restrict Continental's ability to fund its operations efficiently.

Continental conducts its operations through foreign subsidiaries and substantially all of its assets, other than cash, are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent company and such entities, or among such entities, could restrict Continental's ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist in the future, could have an adverse impact upon Continental's valuation and stock price.

If Continental loses the services of the independent contractors that it engages to undertake its exploration, then Continental's plan of operations may be delayed or be more expensive to undertake than anticipated.

Continental's success depends to a significant extent on the performance and continued service of certain independent contractors, including Hunter Dickinson Inc ("HDI"). The Company has access to the full resources of HDI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the various opportunities. However, the Company does not have the right to require HDI to bring to the Company all corporate opportunities that come to HDI's attention. Continental has contracted the services of professional drillers and other contractors for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could result in the exploration activities planned to be undertaken by Continental being delayed or being more expensive to undertake than anticipated.

If Continental's directors cause it to enter into transactions in which its officers and/or directors have an interest, Continental may enter into transactions that are on less favourable terms than would be negotiated with an arm's length party.

--17--

The success of the activities of Continental is dependent to a significant extent on the efforts and abilities of its management. Investors must be willing to rely to a significant extent on their discretion and judgment. However, most directors and officers of Continental are part-time and also serve as directors and officers of other similar companies involved in natural resource development, and Continental does not maintain key employee insurance on any of its employees. Accordingly, it may occur that properties will be offered to both Continental and such other companies. Furthermore, those other companies may participate in the same properties as those in which Continental has an interest. As a result, there may be situations which involve a conflict of interest. In that event, the directors would not be entitled to vote at meetings of directors which evoke any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts might arise and will at all times use their best efforts to act in the best interests of Continental. If Continental's directors cause it to enter into transactions in which its officers and/or directors have an interest, Continental may enter into transactions that are on less favourable terms than would be negotiated with an arm's length party.

Penny Stock Classification Could Affect the Marketability of the Company's Common Stock and Shareholders Could Find It Difficult to Sell Their Stock.

The Company's stock may be subject to "penny stock" rules as defined in Securities and Exchange Act of 1934 rule 3a51-1. The Securities and Exchange Commission has adopted rules which regulate broker-dealer practices in connection with transactions in penny stocks. The Company's common shares may be subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

Further, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's common shares in the United States and shareholders may find it more difficult to sell their shares.

The Fluctuations of Foreign Currency Could Have a Negative Impact on Continental.

The Company's cash reserves and expenditures may be significantly affected by changes in the Canadian Dollar to US Dollar exchange rate. The Chinese Yuan to US Dollar rate is a floating exchange rate and the fluctuations may have adverse consequences to Continental. The Canadian Dollar/US Dollar exchange rate has varied significantly over the last several years.

--18--

Likely PFIC Status Has Consequences for U.S. Investors.

Shareholders who are U.S. taxpayers should be aware that Continental expects to be a passive foreign investment company ("PFIC") for the current fiscal year, may also have been a PFIC in prior years and may also be a PFIC in subsequent years. If Continental is a PFIC for any year during a U.S. taxpayer's holding period, then such U.S. taxpayer generally will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the shares of Continental. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds on disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Continental's net capital gain and ordinary earnings for any year in which Continental is a PFIC, whether or not Continental distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election, generally, must include as ordinary income in each year, the excess of the fair market value of the common shares over the taxpayer's tax basis therein.

--19--

ITEM 4               INFORMATION ON THE COMPANY

A.        History and Development of the Company Incorporation

Continental Minerals Corporation (herein referred to as "we", the "Company", or "Continental") was incorporated under the laws of the Province of British Columbia, Canada on February 7, 1962. The Company continues to subsist under and is governed by the laws of the Province of British Columbia, Canada.

Principal Offices

Continental's principal business office is located at Suite 1020, 800 West Pender Street, Vancouver, British Columbia V6C 2V6. The telephone number of Continental's principal business office is (604) 684-6365.

Overview

The Company is engaged in the acquisition, exploration and, if warranted, development of properties located in the Tibet province of the People's Republic of China (the "PRC"). The Company is the current owner of a 100% interest in the Xietongmen Property in the PRC which is comprised of the following exploration licenses:

Properties/Permits	Area (sq. km)	Continental Ownership Interest
Banongla	69.58	100%
Donggapu	21.89	100%
Xiongcun (1)	12.89	100%
Zemodoula	17.96	100%
Total properties:	122.32	100%

(1) The Xietongmen deposit is located on the Xiongcun property.

Continental acquired the right to earn an interest in the Xietongmen Property in 2004. At that time and until completion of merger with Great China, the Xietongmen Property was comprised only of the Xiongcun property. Continental completed two exploration programs on the Xietongmen Property in 2005 and 2006. Continental earned an initial 50% interest in the Xietongmen Property pursuant to an option agreement between Continental and Great China Mining Inc. ("Great China") in December 2005. Continental increased this interest to a 60% interest in early 2006. Continental acquired complete ownership of the Xietongmen Property in December 2006 when it acquired Great China in a merger transaction (the "Merger").

--20--

Continental is presently engaged in the completion of feasibility studies on the Xietongmen Property. The purpose of the feasibility studies is to evaluate the commercial development of a mine on the Xietongmen Property for the production of copper and gold.

Continental's exploration activities are conducted in the People's Republic of China, and the Company is administered from British Columbia pursuant to a management services agreement between Continental and Hunter Dickinson Inc. ("HDI"). HDI provides both cost and expertise advantages to the public companies that own it through access to a shared multidisciplinary team of mining and financial professionals, as described in greater detail below under "Business Overview – Association with Hunter Dickinson Inc.". This includes: management capability, geological, engineering and environmental expertise, financial acumen, and administrative and support services. HDI provides its services to Continental and the other nine public companies that own it on a full cost recovery basis, without profit to HDI.

Acquisition of the Xietongmen Property

Original Option Agreement

In February 2004, HDI reached an interim option agreement with Great China (named "China NetTV Holdings Inc." at the time), pursuant to which Hunter Dickinson Inc. acquired the right to earn-in to either a 50% or a 60% direct working interest in the Xietongmen Property (the "Interim Option Agreement"). This agreement was assigned to Continental in February, 2004 at no additional cost and without any consideration given to HDI.

At that time and until completion of merger with Great China, the Xietongmen Property was comprised only of the Xiongcun property.

From the onset of discussions with Great China it was the intention of HDI, in providing services to Continental, to eventually assign its interest in the Xietongmen Property to Continental. Continental did not make any payments to HDI specifically for the services provided in connection with the acquisition and assignment of the Xietongmen Property, but rather paid HDI for all services in the normal course as described above.

In November 2004, Continental and Great China restructured the working interest option to instead give Continental an option to buy shares in Highland Mining Inc., a British Virgin Islands company, which by then indirectly owned the Xietongmen Property through Tibet Tian Yuan Minerals Exploration Ltd. ("Tian Yuan"), a private Chinese subsidiary (the "Preliminary Option Agreement"). The option arrangements were restructured in order to facilitate investment in China using a Chinese company which was a wholly foreign-owned enterprise ("WFOE"). Investment in the Xietongmen Property through a WFOE eases the logistics of capital to and from the property and provides special tax treatment, as described below under "Organizational Structure – Chinese Subsidiaries". Great China formed Highland Mining Inc. to serve as the vehicle whose prime purpose was to own Tian Yuan, the Chinese company that serves as the WFOE that holds 100% of the exploration rights to the Xietongmen Property. Under the restructured arrangements, Continental acquired options to purchase 50% or 60% of the shares of Highland Mining Inc.

In December 2004, a formal option agreement (the "Option Agreement") was finalized and received regulatory approval and a shareholders' agreement for Highland Mining Inc. was finalized. The Option Agreement replaced the Preliminary Option Agreement. Under the Option Agreement, Continental acquired options to earn up to a 60% interest in Highland as follows:

Continental could earn an initial 50% interest in Highland (the "First Option") by:

--21--

•	paying initial option payments totalling US$2 million, comprising:

	o	US$1.2 million upon receipt of regulatory approvals, which was paid in December 2004; and

	o	the US$0.8 million balance within one year, which was paid in December 2005; and

•	funding Highland to allow it to conduct a further US$5 million of exploration on the Xietongmen Project.

Upon acquisition of 50% of Highland, Continental could increase its interest in Highland to 60% (the "Second Option") by funding a further US$3 million in exploration expenditures on the Xietongmen Property within the ensuing year.

Continental assigned its rights under the Option Agreement to N8C Resources Inc. ("N8C"), an indirect wholly-owned Cayman subsidiary. Continental owns 100% of the shares of Cayman corporation, N7C Resources Inc. ("N7C"), which in turn owns 100% of N8C which itself holds the options under the Option Agreement. Continental funded its investment in Highland via N7C and N8C.

As of December 15, 2005 Continental had fulfilled its obligations under the First Option and completed the exercise of the option to acquire 50% of Highland. As of December 15, 2005, each of Continental and Great China owned 50% of Highland. Continental gave a notice of completion of its exercise of the First Option to Great China as well as notice of Continental's intention to exercise the Second Option.

Under the Option Agreement, Continental was to manage Highland and Tian Yuan during the option period. Once the Second Option was exercised and the first US$8 million in exploration expenditures funded, further equity and/or loan funding of Highland would be proportional to interests held in the project, with a proportionate reduction in the shareholdings of any shareholder which fails to match the funding of the others. If the other parties' shareholdings in Highland fell below 15%, those parties would have the right to elect to convert their holdings to an entitlement of 12.5% of the after pay-back net profit of Highland.

In April 2006, Continental completed the exploration expenditure requirement to exercise the Second Option to earn-in an additional 10% (to a total of 60%) interest in Highland. pursuant to the Option Agreement. In July 2006, Continental formally completed its exercise of the option and earned a 60% interest in Highland.

Merger Agreement

During the course of dealings between Continental and Great China, a dialogue commenced between the management, officers and directors of Continental and Great China to explore if there was a common point upon which to establish a merger and unify the companies' respective interests in the Xietongmen Property by way of an exchange of share capital. The rationale for the Merger, including the acquisition of the Donggapu, Zemodoula and Banongla properties (the "Surrounding Properties"), was to enlarge the physical area of the Xietongmen Property and place the value of the Xietongmen Property under the aegis of a single public issuer, thus rationalizing the investment decision opportunity afforded by the Xietongmen Property by removing the split ownership and competition for investment.

--22--

These discussions and merger negotiations commenced in February 2006. In April 2006, Continental and Great China entered in a Letter of Intent dated April 7, 2006 which set out the business terms of the Merger and certain other transactions that are referred to as the "Related Transactions". The Related Transactions included:

  the purchase by Continental of the Surrounding Properties for cash and Continental securities, as described below under "Acquisition of the Surrounding Properties";

  the Post-Merger Arrangement between Continental and Mr. Zhi Wang, as described below under "Post-Merger Agreement with Zhi Wang"; and

  the disposal of Non-Core Properties, as described below under "Disposal by Great China of Non-Core Properties;

In addition, Continental entered into letter agreements with 24 holders of 212 million Great China shares, representing approximately 67% of the ownership of Great China, whereby the Great China shareholders agreed to certain post-Merger restrictions on their Continental common shares (the "First Letter Agreements"). These shareholders included: Zhi Wang, Lanmei Wang, Yanguang Du , Jing Wang , Youzhen Fu, Qiang Wang, Yulan Wang, Qinglin Han, Lijun Chen, Gouxing Chen, Jing Guo, Yulin Chen, Leung Ho Kok, Guangmin Zhu, Xiaojun Ma, Jie Yang, Shuzheng Yang, Hengxiu Cai, Raheel Sayani, Noorappa Kamaludeen, Kurshid Ahmed, Zainul and Saleem Hadi, Ibrahim Abdullah, and Richard Bullack The First Letter Agreements were terminated, and as of the end of May 2006, the Shareholder Letters were entered into with 11 Great China shareholders holding 112.8 million Great China shares, as described below under Shareholder Letter Agreements".

Continental and Great China entered into the definitive merger agreement (the "Merger Agreement") on May 29, 2006. Completion of the merger was subject to approval of Great China's shareholders and the TSX Venture Exchange. These approvals were obtained and the Merger and the Related Transactions were completed on December 15, 2006. Upon completion of the Merger and the Related Transactions:

  a newly incorporated corporation was merged with Great China, with the surviving Nevada corporation continuing as a wholly owned subsidiary of Continental under the name "Great China Mining Inc.";

  Continental issued 36,110,384 common shares in exchange for all of the Great China common shares in exchange for all of the issued and outstanding shares of Great China based on an exchange ratio of 0.1138392 Continental common shares for each share of Great China common stock;

  Continental increased its board of directors to eleven members, and appointed to it three Great China nominees. Two of these nominees are Messrs. Zhi Wang and Jie (Jack) Yang, both of whom previously served as directors of Great China;

  Continental issued options to purchase an aggregate of 136,607 Continental shares in exchange for outstanding options to purchase Great China shares, all of which are exercisable at US$1.05 each until December 21, 2008;

  Continental increased its ownership of the Xiongcun property to 100% as a result of the completion of the Merger;

--23--

  Continental acquired the Donggapu property through the purchase of all of the shares of Top Mining Limited;

  Continental acquired the Zemoduola property through the purchase of all of the shares of Skyland Mining Limited;

  Continental acquired the Banongla property through the transfer of the exploration rights from Ahuolangji to Tian Yuan;

  Continental issued an aggregate of 1.5 million units and a total of $3,250,000 for the acquisition of the Donggapu, Zemoduola and Banongla properties, as described below under "Acquisition of the Surrounding Properties; and

  Continental issued 2.5 million units to Mr. Zhi Wang pursuant to the Post-Merger Agreement, as described in greater detail below under "Post-Merger Agreement with Mr. Zhi Wang.

Acquisition of the Surrounding Properties

Concurrent with the completion of the Merger and as contemplated in the Merger Agreement, Continental acquired the exploration rights for the Donggapu, Zemoduola and Banongla properties located in Tibet, China, which total 109 square kilometers and which surround the Xietongmen Property. Great China held rights to earn interests in these three properties pursuant to property option and lease agreements.

The Donggapu property was acquired through the purchase of all of the shares of Top Mining Limited, a company incorporated under the laws of the Cayman Islands. The Zemoduola property was acquired through the purchase of the shares of Skyland Mining Limited, another Cayman company. The Banongla property was acquired through the transfer of its exploration rights from Zhuolangji to Tibet Tian Yuan. Top Mining Limited and Skyland Mining Limited are companies that were controlled by Zhi Wang, Guangmin Zhu, Xiaofei Qi, and other parties related to Great China, and the consideration for the acquisition of these properties was paid to them. The consideration paid for the three mineral properties included 1.5 million units of Continental with each unit consisting of one Continental common share and one two year warrant exercisable at Cdn$1.59, and cash of US$3,250,000 payable as to US$1,250,000 on closing of the Merger and the balance in four instalments of US$500,000.

Post-Merger Agreement with Mr. Zhi Wang

Mr. Zhi Wang, the chairman, a director and the principal shareholder of Great China, entered into a Post-Merger Agreement with Continental concurrent with the execution of the Merger Agreement. In accordance with the Post-Merger Agreement, Mr. Wang confirmed his support for the Merger and agreed that, on completion of the Merger, to be a consultant to Continental at Cdn.$1.00 per year plus reasonable expenses, in order to make liaison with the appropriate mining and other regulatory authorities on Continental's behalf in order to expedite obtaining all necessary mining permits to allow the commercial mining of the Xietongmen Property. Mining permits are to be obtained within one year of submission of the last of the initial applications for all permits, and in any event no later than March 31, 2010, subject to extension for delay resulting from circumstances for which Continental is solely responsible or by reason of force majeure. Provided Mr. Wang has materially contributed to obtaining the mining permits as set out above, he, or such person as he nominates, is to receive as compensation 2.5 million units of Continental, with each unit consisting of one share and one warrant exercisable at Cdn$1.59 per share for a

--24--

period of one year after receipt of the permits. In the Post-Merger Agreement, Mr. Wang confirmed that he did not have any direct or indirect interest in any other mineral properties within an area of influence of 10 kilometers of the perimeter of the Xietongmen Property and agreed that should he acquire such an interest within five years, he is to give notice to Continental and offer the rights to Continental at his cost.

The Post-Merger Agreement also provides for share voting and orderly market arrangements for Mr. Wang's Continental common shares. On completion of the Merger, the 2,276,784 Continental common shares issued to Mr. Wang upon completion of the Merger were placed into escrow with a Vancouver law firm which provided advice to Mr. Zhi Wang, pursuant to a written escrow agreement. This arrangement is to be effective during the cooperative period which will terminate on the earlier of 36 months from the closing of the Merger or the date when Mr. Wang, together with the certain other Great China shareholders who also delivered their Continental common shares in escrow, own or control in aggregate less than 10% of the outstanding Continental common shares. During the cooperative period, Mr. Wang is not to dispose of more than 30,000 Continental common shares in any 30-day period. Mr. Wang may dispose of up to 150,000 Continental common shares into the market up to twice per year, after he first offers such shares to Continental at 95% of the average closing market price. During the cooperative period, Continental has agreed to use reasonable efforts to assist Mr. Wang in selling up to a total of 1,225,000 Continental common shares at a discounted market price set at 90% of the average closing price.

Mr. Wang has also agreed in the Post-Merger Agreement that during the cooperative period he will vote his Continental common shares in favour of proposals and resolutions recommended by management of Continental at Continental shareholder meetings. During the cooperative period, Mr. Wang is entitled to a pre-emptive right to take up his pro rata share of any new securities to be sold by Continental on substantially the same terms as are offered to third parties. This preemptive right does not include Continental securities that are allotted or issued for stock options, property acquisitions or with respect to any financing as set out in the Merger Agreement, and securities issued on the exercise of options, warrants and property commitments outstanding as at the date of closing. The Post-Merger Agreement superseded letter agreements previously signed with Mr. Wang.

Disposal by Great China of Non-Core Properties

Great China previously held rights to earn interests in 43 mineral properties located in Tibet, China, referred to as the Non-Core Properties, which were obtained under mineral properties lease and option agreements with parties related to Mr. Zhi Wang or Great China. Great China and Continental concluded that the Non-Core Properties were of nominal value taking into consideration the fact that there are earn-in obligations associated with retaining them, and that the Non-Core Properties did not fit with the plans to develop the Xietongmen Property. Great China disposed of the Non-Core Properties in accordance with the Merger Agreement, and entered into termination agreements whereby Great China's rights were terminated for nominal consideration back to the parties originally granting the rights. Continental agreed not to acquire any interest in the Non-Core Properties for a period of one year following the Merger pursuant to the Merger Agreement.

Shareholder Letter Agreements

Eleven Great China shareholders, holding approximately 11,859,927 common shares of Continental issued upon completion of the Merger (the "11 Great China Shareholders"), signed new letter agreements (the "Shareholder Letter Agreements") with Continental, setting out

--25--

orderly market restrictions on the disposition of the shareholders' Continental common shares. The Shareholder Letter Agreements superseded the First Letter Agreements described above.

In accordance with the Shareholder Letter Agreements, the 11 Great China Shareholders have placed all of their 11,859,927 Continental common shares received on the Merger in escrow with the same Vancouver law firm used for Mr. Wang's escrow described above, in accordance with an escrow agreement on terms similar to those of the escrow agreement with Mr. Wang. The cooperative period for each of the 11 Great China Shareholders terminates on the earlier of 36 months following closing of the Merger and the date on which such shareholder owns less than 100,000 Continental common shares. Similarly to the arrangements with Mr. Wang, each of the 11 Great China Shareholders is permitted to sell up to 25,000 Continental common shares in any 30-day period, and may also, up to twice per year, sell an equal number of Continental common shares, provided that the shares are first offered to Continental at 95% of the average closing price over a five day period. Continental has also agreed to use reasonable endeavours to assist each of the shareholders in disposing on a one-time basis of between 150,000 and 425,000 shares, depending on the number of shares held, at a discounted price of 90% of the average closing market price over a ten day period.

In accordance with the Shareholder Letter Agreements, each of the 11 Great China Shareholders is entitled to a pre-emptive right to take up his pro rata share of any new securities to be sold by Continental on terms and conditions similar to the rights set out above for Mr. Wang. Each of the 11 Great China Shareholders has also agreed during the cooperative period to vote his shares at Continental shareholders meetings in favour of proposals and resolutions recommended by management of Continental. Each of the 11 Great China Shareholders has also confirmed that he does not have any direct or indirect beneficial interest in any mineral properties in the area of influence, and has agreed that should he acquire such interest within five years, he will immediately offer the interest to Continental at cost.

Prior Interest in Harmony Gold Property

Continental was engaged in the exploration of the Harmony Gold Property, a gold project in British Columbia, during the 1970's and 1980's. During 2001, Continental completed an arrangement agreement (the "Arrangement") whereby Continental transferred its principal mineral property interest for the previous 20 years, the Harmony Gold Property, to Gibraltar, a subsidiary of publicly-listed Taseko, a company with certain directors in common. The primary consideration for this transfer was the receipt of the tracking preferred shares of Taseko's subsidiary Gibraltar which are held as a Continental asset but in respect of which the holders of Continental's issued preferred shares have sole entitlement.

--26--

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

Gibraltar is obligated to redeem the series A preferred shares under certain conditions, primarily on the sale of all or substantially all (80%) of the Harmony Gold Property (excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar's interest in the Harmony Gold Property), or upon the commencement of commercial production at the Harmony Gold Property (referred to herein collectively as an "HP Realization Event"). Upon the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares ("Taseko Shares") equal to the paid-up amount (as adjusted) divided by an annually escalating price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. At May 31, 2007, the conversion rate was $4.89 per Taseko Share. This is more fully described in note 3 of the accompanying financial statements.

Capital Expenditures

Continental has not made any material capital expenditures or divestitures in any of the last three financial years as its activities on the Xietongmen Property are presently in the exploration stage.

Takeovers

Continental is not aware of any public takeover offers by third parties in respect of Continental's common shares which have occurred during the last three financial years.

B.        Business Overview

Continental (and its predecessor companies) has been in the natural resource exploration business since its incorporation. The Company's principal business activities are the acquisition, exploration and, if warranted, development of mineral properties. The Company is presently focused on exploration of the Xietongmen Property.

Milestones

The key milestones in the Company's exploration of the Xietongmen property are as follows:

•	In February 2004, the Company entered into the Interim Option Agreement with Great China;

•	In May 2004,the Company received TSX Venture Exchange ("TSXV") acceptance of the basic transaction terms for the Xietongmen Property

--27--

•

In December 2004, the formal Option Agreement between Continental and Great China was formalized and received Canadian and Chinese regulatory approvals. Under the Option Agreement, the Company acquired options to earn up to a 60% interest in Highland.

•	In 2005, Continental undertook its initial exploration program for the Xietongmen Property and completed the drilling of 63 holes with an aggregate of 21,333 metres of drilling.

•	In December 2005, the Company earned its initial 50% interest in Highland by:

	o	paying initial option payments totaling US$2.0 million; and

	o	funding Highland US$5 million to allow it to conduct further exploration on the Xietongmen Project.

•

Upon acquisition of 50% of Highland, the Company could increase its interest in Highland to 60% (the "Second Option") by funding a further US$3 million in exploration expenditures on the Xietongmen Property within the ensuing year.

•	In 2006, the Company undertook its second exploration program on the Xietongmen Property and completed the drilling of 220 holes with an aggregate of 55,562 metres of drilling;

•	In early 2006, the Company completed its obligations under the Second Option and consequently, earned an additional 10% of the common shares of Highland;

•	In December 2006, the Company completed its acquisition of the full 100% interest in the Xietongmen Property through the completion of the Merger and the Related Transactions;

•	In January 2007, the Company entered into the framework agreement with Jinchuan Group Ltd., as described below under "Jinchuan Framework Agreement".

•

In February 2007, Aker Kvaerner, as geological consultants to Continental, completed its technical report on the Xietongmen Property which was prepared by Ian R. Chisholm, P. Eng. The purpose of the report was to review and audit Continental's geology and resource estimation procedures as part of feasibility studies being undertaken by Continental on the Xietongmen Property.

•	In March 2007, the Company commenced its drilling program on the Newtongmen discovery at the Xietongmen Property.

•	In May 2007, the Company announced the first results from its drilling program on the Newtongmen discovery at the Xietongmen Property.

Current Exploration Activities

Continental is presently undertaking feasibility studies directed at evaluating the commercial feasibility of establishing a copper mine at the Xietongmen Property. Continental has commissioned international consulting groups and Chinese design institutes to complete the components of the feasibility study prescribed under legislation in China, as well as the studies

--28--

necessary for an international feasibility study, which would be required for debt financing of the project. The components that are the subject of feasibility studies include the following, as described in greater detail below under "Property Plant and Equipment – Feasibility Studies":

  metallurgical testing;

  infrastructure and mine planning studies;

  environmental and socio-economic studies; and

  community engagement.

Exploration activities in 2007 will be focused on the completion of the feasibility study and socioeconomic and environmental impact assessments for the Xietongmen deposit. These are currently expected to be complete in mid 2007. Upon completion, application for a mining license and permitting would commence. In parallel, exploration and community engagement activities will continue at site.

In addition a two-phase, success contingent 10,000 m exploration drilling program is recommended in a May 2007 technical report by Rebagliati and Lang. It is focused on the Newtongmen zone and other targets on the Xietongmen Property. The 5,000 m Phase 1 program began at site in late March.

The proposed budget for the 2007 exploration programs is estimated at $22,442,600, as detailed below under "Property Plant and Equipment – Exploration Programs".

Licensing and Permitting Activities

Continental received approval from the central government's Ministry of Land and Resources for the Mining Area Scoping ("MAS") for the Xietongmen Project in the Tibet Autonomous Region of China. The MAS approval is a very important step in the process to obtain a mining license.

The mining license application requirements include the Mineral Resources Report; the Mine Area Scoping; the Mineral Resources Development and Utilization Plan; and the Environmental Assessment with Social Component (ESIA). These reports integrate assessments of land use; the geological environment and mineral resources; the technical and financial aspects of mining and treating the mineralization; the health and safety aspects of the potential operation; water use and water and soil conservation; and the environmental and social aspects of the project. Several of the reports are utilized in more than one component of the application. The information in the items above will also comprise the bulk of the international feasibility study and ESIA.

The Mineral Resources Report was submitted and approved by the Ministry of Land and Resources in late 2006, confirming of the size of the deposit. This information was utilized in the MAS to estimate the production rate and life of the operation in order to delimit the surface area and depth of development and determine the geographic coordinates of the future mine.

Jinchuan Framework Agreement

Continental entered into a framework agreement on February 12, 2007 (the "Jinchuan Agreement") with Jinchuan Group Ltd. ("Jinchuan") for equity financing, capital financing, concentrate off-take and other mine building support for Continental's Xietongmen copper project (the "Project").

--29--

Pursuant to the Jinchuan Agreement, Jinchuan agreed, among other things, to purchase 10,000,000 units (the "Units") of the Company, at a price of C$1.80 per Unit, for gross proceeds to Continental of C$18,000,000. Each Unit will consist of one common share in the capital of Continental and one common share purchase warrant (a "Warrant"). Each Warrant is exercisable for 0.8 of a common share in the capital of Continental for a period of nine months from the Closing at the following prices: at C$2.25 per share for a period of six months, and at C$2.75 per share for an additional three months thereafter. Jinchuan completed the private placement for the Units on March 29, 2007.

Jinchuan has also agreed to provide other key support to the Xietongmen Project, including assistance in arranging for 60% of the required capital financing for the development of a mine in the form of debt; contributing 30% of required capital financing for the Project in the form of either debt or equity; and providing other upport to the Project including assistance with design engineering, training, maintenance and other technical aspects, as well as sales of mineral products. The parties have also settled the principal terms of a concentrate off-take arrangement in connection with the Project to be incorporated into the formal agreements in due course. The financing and related transactions are subject to customary conditions, including the completion of definitive agreements, satisfactory due diligence reviews by the parties and receipt of all necessary approvals from the relevant departments of the Chinese government, the TSX Venture Exchange and other applicable regulatory authorities. The securities issued pursuant to the offering will be subject to a four month hold period in accordance with applicable Canadian securities laws.

The proceeds of the Jinchuan financing shall principally be used for further exploration and development of the Xietongmen Project in China and for general corporate purposes.

Jinchuan is a leading Chinese corporation engaged in engineering, manufacturing, construction, mining, processing and smelting of nickel, copper and other metals. This strategic partnership with Jinchuan will strengthen the Continental team that is focused on the development of the Xietongmen project.

Association with Hunter Dickinson Inc.

HDI is a service-provider corporation which has been providing geological, engineering and administration services for 20 years to companies that are exploring, developing and producing from mineral properties. HDI is owned by 10 public resource companies, including Continental. The other nine public companies that own HDI include: Amarc Resources Ltd., Anooraq Resources Corporation, Farallon Resources Ltd., Great Basin Gold Ltd., Taseko Mines Limited, Quartz Mountain Resources Ltd., Casamiro Resource Corporation, Northern Dynasty Minerals Ltd., and Rockwell Ventures Inc. Continental and the other public companies listed above each own 10% of HDI .

As an umbrella organization, HDI provides, both cost and expertise advantages to the companies through access to a shared multidisciplinary team of mining and financial professionals. This includes: management capability, geological, engineering and environmental expertise, financial acumen, and administrative and support services. In addition, HDI organizes and shares leased premises and office and technical equipment for staff to perform their duties. As of May 31, 2007, HDI employed or retained on a substantially full-time basis, twenty-five geoscientists (of which eleven are professional geologists/PGeo, and two are geological engineers/PEng. and five are PhDs), ten licensed professional mining, mechanical or civil engineers (PEng.), thirteen accountants (including seven CAs and five CMAs or CGAs) and at least 35 administrative and support personnel.

--30--

Each public company in the HDI group, including Continental, has the right to appoint one director to HDI's board so that it has access to all HDI's financial records thus assuring transparency of cost allocations. HDI resources are made available on an as needed basis, at cost. Therefore, each public company only pays for the services it uses. In addition, HDI as a representative of the group has contacts in financial markets, primarily in North America, Europe and Asia.

Continental's business relationship with HDI consists of utilizing the services described above. HDI provides these services to Continental which include the services of Continental's President and CEO, pursuant to a standard (within the group) Geological Management and Administration Services Agreement with Hunter Dickinson Inc., dated December 31, 1996 (the "Geological Management and Administration Services Agreement"). Because of cross membership of many of the boards within the group, certain members of management and the board of directors of Continental are also members of the board of HDI.

HDI's arrangements are also flexible enough that it is able to defer collection of monthly service invoices and on occasion, where surplus funds are available to HDI, make short term advances to members of the group. Continental has been, but is not currently indebted to HDI. The Services Agreement can be terminated by either party on 30 days notice.

Mining In China - An Overview

Currency

The current monetary unit in China is the Renminbi ("RMB") (also referred to as yuan). Since 1993, the exchange rate has declined slightly from 8.45 RMB per US Dollar to 7.65 RMB per US Dollar as of May 31, 2007. At May 31, 2007, the exchange rate was 7.15 RMB per Canadian Dollar.

Outward Remittance of Profits

China has a set of regulations relating to outward remittance of foreign investors' share of profits and final repatriation of their investments in foreign currency. Subject to payment of applicable taxes on profits, the foreign investor in an foreign invested enterprise may receive from China, in foreign exchange, its shares of the distributable profits or dividends. Remittance of some other amounts (including, for instance, proceeds of sale arising from a disposal by the foreign investor of any of its investment in China and a foreign investor's distributable income derived from the assets of the foreign investment enterprise after its liquidation) out of China is subject to the approval of the State Administration of Foreign Exchange or its local branch office. There can be no assurance that additional restrictions on the repatriation of earnings in China will not be imposed in the future.

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

--31--

on the Prevention and Control of Environmental Pollution by Solid Waste. In addition, the Chinese government has enacted more than 30 administrative decrees regarding environmental protection.

Mineral exploration must be carried out in compliance with all environmental legislation and regulations and an environmental impact assessment report must be filed when applying for a mining permit. An environmental impact assessment must be completed by a qualified Chinese entity and the environmental impact assessment report must be approved by the provincial or state environmental protection agency.

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

In early 1998 three regulations were promulgated, regarding (a) Registering to Explore for Mineral Resources Using the Block System; (b) Registering to Mine Mineral Resources; and (c) Transferring Exploration Rights and Mining Rights. In late 2000, a regulation was promulgated regarding the Grant and Transfer of Mineral Rights. On June 11, 2003, MOLAR issued the Measures for the Administration of Invitation to Bid, Auction and Listing of Exploration Rights and Mining Rights (for Trial Implementation), which was amended in part by MOLAR's Notice of Further Regulating the Administration of the Grant of Mineral Rights issued on January 20, 2006. Depending on the type of mineral, the granting of exploration rights and mining rights may be subject to invitation to bid, auction or listing.

Applicants, subject to certain registration and business license requirements, may apply to obtain exploration permits. Under the Circular on Relevant Issues in Standardizing the Scope of Authorization to Grant Exploration Permits and Mining Licenses (the "MOLAR Circular") issued by MOLAR on September 30, 2005, foreign-invested enterprises are put on an equal footing with domestic companies in relation to the issuance of mineral rights and in certain circumstances the relevant DOLAR at the provincial level is delegated with the authority to issue exploration permits to them. Permit holders must pay an annual exploration fee ranging from 100 to 500 Renminbi per square kilometre. Minimum exploration expenditures of 2,000 Renminbi in the first year, 5,000 Renminbi in the second year and 10,000 Renminbi each year thereafter for each square kilometre must be committed within an exploration permit. Generally, an exploration permit is valid for no more than three years but extensions may be granted for periods not to exceed two years for each extension. Exploration programs must commence within six months of the issuance of the exploration permit. Otherwise, fines may be imposed depending on the size of the exploration permit.

A mining permit, which is required for any exploitation and mining activities, can be obtained by applying to the appropriate government department. The holders of exploration rights have priority to obtain mining permits on the same areas within the valid term and reserved term of the exploration permits. Holders of mining permits are required to pay mining rights use fees in the amount of RMB 1,000 per square kilometre within the mining permit, although such mining rights use fees may be exempted for companies conducting mining in China's western region. If

--32--

the mining project is large, the mining license is normally valid for a period of up to 30 years, 20 years for medium scale projects, and 10 years for small-scale projects. Applications can be made to extend the valid period of the mining license.

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

The Chinese government has classified mineral exploration by foreign companies as being encouraged, allowed, restricted or prohibited, depending on the mineral. Foreign investment in the mining of low-grade and refractory gold ores is encouraged, while mining of other types of gold ores and exploration of all types of gold ores are restricted. Sino-foreign joint ventures may be established to mine and to explore for gold ores in China. In China's western region, wholly foreign owned enterprises may be established to mine low-grade and refractory gold ores. A gold mining company will be required to obtain a gold mining certificate from the National Development and Reform Commission.

A mining company will be required to obtain the lawful right to use the land it will occupy in connection with operation of the mine. It may do so through a grant or allocation of land use rights from the State, or through a transfer or lease of rights from the prior holder of the land use rights.

Tax Law

On March 16, 2007, the Enterprise Income Tax Law (New Law) was promulgated by the National People's Congress (NPC) and will become effective on January 1, 2008. Generally, a foreign-invested exploration and mining company ("FIMC") such as Tian Yuan that engages in the mining of metal ores will be subject to the following taxes and fees in China under the New Law:

Enterprise Income Tax. An FIMC will be subject to a 25% enterprise income tax calculated on net income beginning in 2008. The current enterprise income tax rate is 33% and could be reduced to 15% through 2010 if the FIMC is located in the Western Region including Tibet and is considered an "encouraged project" by the tax authority. Under the New Law, hi-tech enterprises newly established in the Western Region and supported by the State will enjoy certain transitional preferential treatment. It is not yet clear what other kinds of transitional treatment will be available to enterprises in the Western Region until the promulgation of the implementing regulations of the New Law later this year. Irrespective of the transitional treatment specific to the Western Region, the Company may be eligible to enjoy a five-year grandfather treatment since it was established prior to the enactment of the New Law. As part of this grandfather treatment, until the end of 2012, the Company may enjoy a 2+3 tax holiday (i.e., exemption from enterprise income tax for two years, followed by 50% reduction of enterprise income tax for three years). The New Law provides that the 25% enterprise income tax rate will be phased in gradually in accordance with rules to be promulgated by the State Council for foreign invested enterprises that are currently enjoying a tax rate lower than 25%.

Dividends. Under current rules, foreign investors such as Highland are exempt from the withholding income tax on dividends paid by foreign invested enterprises like the Company.

--33--

However, it is not clear whether this exemption will be retained under the New Law until the promulgation of implementing regulations. In the absence of such exemption, dividends the Company pays to Highland would be subject to a 20% withholding income tax in China.

VAT. Value-added tax ("VAT") is levied on the sale of goods and the provision of certain categories of processing and other services under the Provisional Regulations on Value-Added Tax. The general rate of VAT is 17%. The mining and dressing of ferrous and most non-ferrous minerals is subject to a 13% rate. Gold production is currently ‘zero rated' for VAT purposes.

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

Mineral Resource Compensation Fee. An FIMC, as the mining rights holder, must pay a mineral resource compensation fee, which equals to a certain percentage of the revenue generated from sales of relevant mineral products, ranging from 0.5% to 4%. The applicable rate is subsequently reduced through the application of a "recovery rate coefficient". FIMCs engaged in exploration and mining of non-oil/gas mineral resources in the Western Region are exempt from paying mineral resource compensation fees for one year and pay half of the fees in the ensuing two years. An FIMC that is engaged in an exploration or mining project that is encouraged under the Foreign Investment Catalogue is exempt from paying the mineral resource compensation fees for five years.

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

--34--

C.        Organizational Structure

The following diagram illustrates the relationship between Continental and its subsidiaries, and the Company's principal mineral property:

Continental also holds Gibraltar tracking preferred shares, as disclosed in Item 5E.

Continental operates through a number of directly and indirectly wholly-owned subsidiaries, material information in respect of which is as follows:

Cayman Subsidiaries

Continental directly and indirectly owns four Cayman Islands ("Cayman") subsidiaries namely N7C Resources Inc, N8C Resources Inc., Top Mining Limited and Skyland Mining Limited.

--35--

British Virgin Island ("BVI") Subsidiary

Highland Mining Inc. is the BVI subsidiary which owns the shares of the Chinese company which owns the exploration rights to the Xietongmen Property.

Chinese Subsidiaries

Continental indirectly owns three Chinese subsidiaries after the Merger namely Tibet Tian Yuan Minerals Exploration Ltd ("Tian Yuan"), Tibet Xi Hua Mining Development Inc. and Tibet Jiaertong Development Inc. Tian Yuan is the most material of the three as it owns the exploration rights to the Xietongmen Property as well as the nearby Banongla Property while the other two own area of interest properties of indeterminate value.

As wholly foreign-owned enterprises ("WFOEs"), the indirect Chinese subsidiaries of Continental are subject to Chinese company law and regulations and those special regulations applicable to WFOEs, and are established by certificate of approval, articles of association and business licence. The articles, as the constituting document of a WFOE, are binding on the shareholders, the WFOE, and the directors and officers of the WFOE, and provide that the shareholders have the right to appoint all the directors of the WFOE. The investments, profits and other lawful rights of the shareholders of the WFOEs are entitled to protection under Chinese laws and regulations, which may be less developed than those applicable to companies in other countries. The Chinese legal system is a system based on written statutes, and prior court decisions may be cited for reference but have limited precedent value. As a limited liability company, a WFOE does not issue shares and each has a specified amount of registered capital which can be paid up by instalments and is the limit of liability of the shareholder(s) to the WFOE. Continental can, in the names of the immediate parent companies of the Chinese WFOEs, appoint any individuals resident in China or else where to serve as directors of the WFOEs and such persons can be changed at any time. There are no residency requirements for the directors and officers of the WFOE.

The Chinese government imposes control over the convertibility of the local currency, the RMB, into foreign currencies and the remittance of foreign currencies outside China. Under current regulations, there is no restriction on foreign exchange conversion on the current account (including dividend payments to foreign investors) although any foreign exchange transaction on the capital account (such as capital repatriation) is subject to significant foreign exchange controls and requires the prior approval from the State Administration of Foreign Exchange. However, even on the current account, the RMB is not a freely-convertible currency. Continental's indirect Chinese subsidiaries are allowed to pay outstanding current account obligations in foreign exchange but must present the proper documentation to a designated foreign exchange bank in order to do so. While the Chinese government is generally relaxing restrictions on foreign exchange, there is no certainty that all future local currency can be converted and repatriated.

Chinese WFOE's receive special tax treatment in China. As a result of national tax regulations and local incentives, exemptions and reductions in enterprise income tax are granted to WFOE's in certain industrial sectors and/or geographic areas. Under tax legislation released in March 2007, from January 1, 2008, the enterprise income tax rate will be reduced from 33% to 25% and certain tax incentives will be eliminated. Some tax incentives will be retained but they will generally be focused on certain qualifying activities and will not be based on the geographic location of the business activities. Based on available information, Continental's Chinese subsidiaries will likely not receive tax incentives based on their industrial sector. Also, it is unclear at this time whether Continental's Chinese subsidiaries will receive tax incentives based on the geographic location of their operations. Under current laws, any dividends paid by WFOE's to foreign investors are not subject to Chinese tax. However, under tax legislation released in March 2007, dividends paid by WFOE's to foreign investors will be subject to a 20% withholding tax. However, the legislation indicated that the withholding tax may be reduced by decision of the state council. It is uncertain at this time whether the state council will reduce this withholding tax.

--36--

D.        Property, Plant and Equipment

The only mineral property of Continental is the Xietongmen Property.

Xietongmen (locally known as Shetongmon) Property

Location and Property Description

The Xietongmen Property is located at latitude 29 degrees 22.5' N and longitude 88 degrees 25.5' E, approximately 240 kilometers west of Lhasa, Tibet, People's Republic of China (Figure 1).

Figure 1 Location of Xietongmen Property

--37--

The Xietongmen Property covers approximately 122 square kilometers, divided into four contiguous but distinct Exploration Licenses (Table 1 and Figure 2).

Zemodoula
Donggapu
Xiongcun
Banongla
Wujian Cun
Main drilled area
Long Xie Cun
Xiong Cun-2
Xiong Cun-1
Dongga Cun
Cuo Cun
Dongga Mine Concession
Rong Ma Xiang
2.5 km
N
CONTINENTAL MINERALS CORPORATION
XIETONGMEN
Exploration Licenses
Date: December 18, 2006
Scale as shown
XIE_TechRpt2006_licenses_page.WOR
UTM Zone 45, Northern Hemisphere (WGS 84)
Plotted: GMD

Figure 2. Exploration licenses that form the Xietongmen Property. The Dongga mine concession is not part of the property.

Local villages are shown as black dots, and the paved highway and electrical transmission lines pass through Shongcun (Xiong Cun-1) and Rongma villages. Coordinates are WGS84 Zone 45 North. The Xietongmen deposit is outlined in white. The Yarlong-Tsangpo river is at the base of the diagram.

--38--

Table 1.        Exploration Licenses

Properties/Permits	Permit Expiry	Area (sq. km)	Certificate No.
Banongla	2008-Jan-22	69.58	5400000720044
Donggapu	2007-Aug-08	21.89	5400000620315
Xiongcun	2008-Oct-10	12.89	0100000630293
Zemodoula	2007-Jul-20	17.96	0100000520119
Total properties:	4	Total area (sq. km):	122.32

*The sizes of the listed areas are approximate. The Company is in the process of renewing the Zemodoula permit.

Mineral title is acquired by application to the Chinese government in a procedure that is the equivalent of map staking. Each license has a number registered with, and issued by, the Tibet Geological Exploration Bureau, Ministry of Land and Resources, PRC, and an extendable expiry date. To maintain the Exploration Licenses, payment of an annual fee of about US$17 per square kilometers and prospecting expenditures of approximately US$1,304 per square kilometers (10,000 Chinese renminbi ("RMB") per square kilometers) are required. At the time of writing, all Exploration Licenses were in good standing.

All necessary permits for surface and underground exploration surveys and drilling were obtained for the work conducted through the end of 2006 and outlined in the most recent technical report on the property. All applicable permits either have been renewed or are in the process of renewal for continued work in 2007.

To mine, surface rights need to be purchased and a land use license acquired with an annual fee. Prospecting license holders have a "privileged priority" or "priority right" to obtain a mining license to the mineral resources within their prospecting area. The applicant must meet the conditions and requirements set out in the law in respect to such things as adequate funding, technical qualifications, mining plans (which requires a number of reports on different aspects of the proposed development, prepared in conjunction with approved Chinese Design Institutes), as well as an environmental impact statement with social component.

Property Agreements

The Company owns a 100% interest in the Xietongmen property, as described above under "History and Development of the Company".

Topography, Climate, Access and Infrastructure

The Xietongmen Property lies south of the eastern Gangdese Mountains. Topography is moderate and the principal area of interest is at an altitude of approximately 4,200 m. The broad Tsangpo River valley is located approximately two kilometers from the southern property boundary.

The property has a semi-arid climate with 300-400 mm of rainfall occurring from June to September and minimal to no precipitation from October to May. Night temperatures are -5 degrees to -15 degrees Celsius and day temperatures are +5 to +15 degrees Celsius. Summer temperatures range from 5 to 25 degrees. Little snow accumulates below an elevation of 5,000 meters. Exploration activities can be conducted year round with the exception of a few days during the rainy season and after the occasional snowfall.

--39--

The property is well located for development. A paved highway and hydro-generated electric transmission lines pass near the southern end of the property. The highway provides direct access to the city of Rikaze (locally called "Shigatse", population 100,000), approximately 53 kilometers to the east, where fuel, food, lodging and office facilities are available. In addition, a cement plant is located on the highway into Rikaze (Shigatse), some 40 kilometers from the Project site. Other supplies, heavy equipment, equipment operators and vehicles are also readily obtainable in Rikaze (Shigatse) or in Lhasa, a drive of less than four hours from Rikaze (Shigatse). A railway was completed to Lhasa in late 2005, which connects to multiple copper smelters and other industrial centers located throughout China. Construction of a railway extension from Lhasa to Rikaze (Shigatse) has also been initiated by the Chinese government, with completion expected in 2010.

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

Two adits, PD 01 and PD 04, were excavated in 2001 and 2002, respectively, by the 6th Geological Exploration Team of Tibet, to determine the nature and tenor of the mineralization. Consecutive two metre long channel samples were cut from the toe of the adit walls. These adits and their crosscuts total approximately 172 m and 443 m, respectively, in length.

In December 2002, Honglu Investment Holdings Ltd ("Honglu") acquired the property and a Prospecting Permit for the property through its 65% owned subsidiary Danlu Resource Development Co. Ltd. Great China acquired a 100% interest in the property from Honglu in July 2003, and drilled two vertical holes totaling 703 m. The 50 mm diameter core was split in half by chisel and sampled at consecutive 2 m intervals. Core, underground and pit samples were assayed for only gold and copper.

Strong copper-gold mineralization and a laterally extensive copper-gold soil geochemical anomaly were reported from the work by the 6th Geological Exploration Team and by Honglu. Continental carried out a due diligence program in late 2003 and in the first half of 2004, including a review of all existing data, physical examination of the property and underground workings, and re-logging, re-sampling and re-assaying of drill core. Positive results from this study led to the agreement between Continental and Great China in 2004.

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

Mineralization on the Xietongmen Property occurs within a 300 m to 500 m wide, west-northwest trending, gossanous alteration zone that has been traced along strike in volcanic host rocks by

--40--

geochemical surveys, geological mapping and test pit excavation for at least 2.5 km. Two principal areas of porphyry-type mineralization are located on the property; the Xietongmen deposit and a second zone located 1.3 km to the west of the Xietongmen deposit.

Historical exploration and the work reported herein have clearly established good horizontal and vertical continuity of copper-gold mineralization in the Xietongmen deposit over a volume that currently measures up to 900 m northwest-southeast and 400 m northeast-southwest and averages 200 m vertically. The mineralization profile consists of a gold-bearing oxide cap from which copper has been leached, an underlying zone of mixed supergene (enriched copper) minerals dominated by chalcocite that commonly enriches the uppermost part of the deposit in copper, and a thick underlying hypogene (primary copper) zone. The upper oxide and mixed zones rarely extend more than about 20 to 50 m below surface.

Sulphide mineralization within the hypogene zone, in the Xietongmen deposit, averages about 8%, but locally ranges up to much higher concentrations. Sulphide minerals comprise pyrite, chalcopyrite, pyrrhotite, sphalerite, very minor galena, and trace molybdenite. Rare native gold has been recognized in this section, within chalcopyrite and pyrite, or at the boundaries of chalcopyrite grains. The sulphides occur in both disseminated and vein-hosted forms.

Exploration and Development

Continental undertook a major exploration program at Xietongmen in 2005. The work comprised 10 square km of geological mapping, collection of approximately 1,100 rock chip and 500 soil samples, and completion of 63 diamond drill holes totaling 21,233 m. Drilling focused on the southeast portion of an open-ended, coincident copper and gold soil geochemical anomaly that measures over 2,500 meters in length, and began proximal to two historical drill holes and two exploration adits that had previously documented strong copper and gold mineralization. Drill results from 2005 include long intervals of continuous, strong copper and gold mineralization that average over 200 m in length for 62 completed holes in the main deposit.

Continental undertook a comprehensive program in 2006, building on work begun in 2005. The 2006 program was designed to collect the data necessary for a feasibility study and environmental and social impact assessments. These studies are expected to be completed in mid 2007.

Key exploration work through the end of 2006 includes approximately 70 square km of geological mapping, collection of approximately 6,000 rock chip and 900 soil samples, and completion of 220 drill holes totaling 55,563 m (34,233 m drilled in 2006). Exploration expenditures through December 31, 2006 were approximately $29.6 million, including property expenditures of approximately $1.88 million. Drilling focused mainly on delineation of the Xietongmen deposit, and testing its geotechnical and metallurgical characteristics. This work established that it is a major, high-grade porphyry copper-gold deposit with excellent internal consistency and lateral and vertical continuity.

Hole locations for drilling at the Xietongmen deposit to the end of 2006 are shown on a plan map of the 3900 level (Figure 3), along with the grades from the block model used for the resource estimate described in "Estimates of Mineralization" below. The level plan is shown on the longitudinal section through the deposit (Figure 4).

--41--

Figure 3 – Xietongmen Deposit – Plan of drill holes at 3900 m elevation

Figure 4 - Xietongmen Deposit – Section A-A'

Rock chip geochemical surveys and mapping identified several additional prospects with strong potential, including the Langtongmen and Newtongmen Zones (Figure 5). These have been tested by a total of 13 drill holes through 2006, all of which intersected significant copper-gold

--42--

mineralization. Outstanding drill results were obtained in the two holes at the Newtongmen prospect; hole 6203N yielded 210.6 m at 0.82% CuEQ, and hole 6213N 302.2 m of identical grade with near-surface, nested intervals of 85 m at 1.25% CuEQ and 43 m at 1.39% CuEQ. These results demonstrate that the Xietongmen district has excellent potential for new discoveries and expansion of the resource base. Holes proposed for 2007 at Newtongmen are shown as blue diamonds in Figure 5.

Figure 5 - Surface Exploration and Location of Newtongmen Zone

Table 2.        Newtongmen Zone - 2006 Drill Results

Drill Hole		From (meters)	To (meters)	Intercept (meters)	Intercept (feet)	Cu %	Au g/t	CuEQ% (note 1)
6203		0.0	210.6	210.6	691	0.59	0.44	0.82
6213		0.8	303.0	302.2	991	0.57	0.48	0.82
6213	Incl.	18.0	103.0	85.0	279	0.82	0.82	1.25
6213	Incl.	60.0	103	43.0	141	0.96	0.82	1.39

Note 1

Copper and gold equivalent calculations use metal prices of US$1.25/lb for copper and US$450/oz for gold. Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend upon the completion of definitive metallurgical testing

Feasibility Study

Continental commissioned international consulting groups and Chinese design institutes to complete the components of the feasibility study prescribed under legislation in China, as well as the studies necessary for an international feasibility study, which would be required for financing. The work toward these objectives is complementary and significant progress has been made. A

--43--

major portion of the site activities is completed, data compilation is well advanced and a number of reports are currently being developed.

Metallurgical testing

Melis Engineering of Saskatoon, Saskatchewan, has supervised the detailed metallurgical test work, in conjunction with consultants from Aker Kvaerner in Toronto, Ontario. Aker Kvaerner and the Nanchang Engineering and Research Institute for Nonferrous Metals ("NERIN"), a Chinese design institute, are responsible for process design.

A systematic program of metallurgical sampling was carried out to verify geological continuity and grade variability in the deposit. Batch flotation tests were used to determine the optimum flotation conditions and establish the mill flowsheet. Lock cycle tests show that the Xietongmen mineralization can be treated using a simple flotation flowsheet involving a 125 micron primary grind, rougher flotation at pH 10 using standard flotation reagents, and a regrind of the rougher concentrate to 25 microns prior to cleaner flotation without the need for sodium cyanide. The process provides an excellent copper recovery of over 90% and produces a 25% Cu concentrate containing 30 g Au/t and 260 to 300 g Ag/t.

Infrastructure and Mine Planning Studies

Golder Associates' Beijing Office has completed all the geotechnical investigations for the open pit and, in conjunction with NERIN, the designs for tailing and waste rock disposal.

The international engineering firm Breton Banville and Associates (BBA Inc.) of Montreal, Quebec, completed the pit optimization, the detailed mine design and production schedule in the fourth quarter of 2006, and this information is currently being integrated into the overall feasibility study.

Panalpina Projects of Toronto, Ontario and Beijing, China are developing logistical plans for movement of mineral concentrates from site to smelter, and construction materials and equipment from the manufacturers to the project site.

Environmental and Socio-Economic Studies

Environmental and socio-economic baseline data collection is being carried out by Sinosphere Limited, based in Beijing, in conjunction with Golder Associates (HK) Pty Ltd. The Yellow River Conservatory Bureau is conducting hydrological studies at site. Flora and fauna baseline studies are largely complete, but other activities such as weather data collection and water well monitoring continue. Socio-economic baseline studies have been completed, and input is being collected from the local authorities.

Community Engagement

The community engagement program was expanded along with the other project activities in 2006. As feasibility studies have progressed, a series of more formal meetings and information sessions have been initiated in the local villages. Additional meetings have been held with county and regional government officials. A five-person team comprised of a Community Relations Manager and Village Liaison Officers from the local area has been engaged to describe and discuss the project and to get input on it. The Company's local Environmental Manager has also been actively involved in these presentations and in planning follow up sessions to respond to questions. In addition, the team is working with the communities to assess opportunities for longer term community and economic development.

--44--

Sampling and Analytical

In 2003, all drill core from Honglu's two holes, ZK0301 and ZK0701 were logged and sampled by the 8th Geological Brigade and sent by Honglu personnel to CLTB Laboratory in Lhasa, Tibet. The samples, averaging 1.98 m in length, were analyzed for gold and copper.

Sixty three drill holes were completed by Hunan Pacific Drilling Inc. and 711 Drilling in 2005. These holes, numbered 5001 through 5063, averaged 339 m in length. A total of 735.76 m of PQ (8.5 cm diameter), 4,606.2 m of HQ (6.35 cm) and 15,990.93 m of NQ (4.76 cm) core were drilled. Drill core was transported from the drill site by company truck to a secure logging, sampling and sample preparation facility at Rikaze (Shigatse).

In 2005, thirty four holes were drilled PQ from the surface to an average depth of 22 m. HQ drilling was completed to an average depth of 85 metres in all holes, after reduction in the case of the PQ holes, or from the surface in the 29 non-PQ holes. The remaining portions of the holes were drilled NQ to the end. A total of 10,193 core samples, averaging 2.24 m in length, were taken by Continental personnel from the 63 core holes drilled in 2005.

Geotechnical data was recorded for 34 drill holes including part of 5023 and all of drill holes 5031 through 5063. Core recovery was measured on 5,254 drill run intervals averaging 2.17 metres in length. Recovery was generally very good, averaging 98.0% for the sampled intervals measured, 89.3% of which had 100% recovery.

The half-core samples were crushed at a preparation facility, supervised by Acme Analytical Laboratories, adjacent to the logging and sampling facility. Of the 9,856 samples that were weighed, the 267 PQ samples averaged 9.94 kg, the 2,057 HQ samples averaged 5.28 kg and the 7,532 NQ samples averaged 4.73 kg. The weight for the remaining 337 samples was not recorded.

In 2006, 157 drill holes were completed by Hunan Pacific Drilling Inc. and 711 Drilling. These holes, numbered 6064 through 6220, averaged 218 m in length. A total of 3,232.9 m of PQ (8.5 cm diameter), 12,056.05 m of HQ (6.35 cm) and 21,042.9 m of NQ (4.76 cm) core were drilled. Drill core was transported from the drill site by company truck to a secure logging, sampling and sample preparation facility. Table 3 summarizes the 2006 drilling.

Table 3.        Drilling Summary 2006

Purpose	DH	Length	Samples
Delineation/Infill	105	25,348.50	11,387
Exploration	12	3,438.40	1,680
Geotechnical	10	1,822.10	528
Metallurgical	6	1,427.70	109
Plant Site Geotechnical	6	415.55	0
Tailings Geotechnical	5	675.80	72
Waste Dump	7	631.50	76
Water Borehole	6	470.00	0
Total	157	34,229.55	13,852

--45--

In 2006, 102 holes were drilled PQ from the surface to an average depth of 31.7 m. HQ drilling was completed to an average depth of 83.7 m. The remaining portions of the holes were drilled NQ to the end. A total of 13,852 core samples, averaging 2.35 m in length, were taken by Continental personnel from the 157 core holes drilled in 2006.

Geotechnical data was recorded for 137 drill holes except 6081, 6135, 6148TT, 6149TT, 6150TT, 6169WT, and 6198TT. Core recovery was measured on 15,564 drill run intervals averaging 1.5 m in length. Recovery was generally very good, averaging 97.4% for the assayed intervals measured, 89% of which had 100% recovery.

The half-core samples were crushed at a preparation facility supervised by Acme Analytical Laboratories adjacent to the logging and sampling facility. Of the 13,740 samples that were weighed, the 588 PQ samples averaged 9.97 kg, the 3,317 HQ samples averaged 6.31 kg and the 9,835 NQ samples averaged 4.51 kg. The weight for the remaining 112 samples was not recorded.

Details of analytical procedures for 2005-2006 are shown in Figure 6.

Security

The drill core was boxed at the drill rig and transported daily by Continental's truck to the secure logging, sampling and sample preparation facility at Rikaze (Shigatse). The core was geologically and geotechnically logged, given Quality Control Quality Assurance designations, photographed and sampled under the supervision of Continental's geological staff. Sample sawing, drying, crushing and splitting was supervised by Acme Analytical Laboratory personnel in an adjoining secure facility. The remaining half of the drill core and the coarse rejects were retained at the Rikaze (Shigatse) facility.

The crushed samples were split and the 250 g splits were packed in wooden crates, with steel strapping, and shipped by Continental's truck to Lhasa airport and then by commercial air freight to Acme Analytical Laboratories in Vancouver, BC. The pulp samples were returned to the Company after analysis, for long term storage at a secured warehouse at Surrey, BC.

--46--

Holes are HQ 6.35 cm diameter from surface to ~85m depth, then NQ 4.76 cm diameter to end of hole. Some PQ
Core Sample +/- 2.0 m Length
DRILLING: by Chinese (711 Drilling) and Canadian/Philipino (Hunan Pacific Drilling) Drilling Inc., Samples Transported by Company Truck from Drill Site to Rikaze
Core Photography
Photographs Archived on CD
Core Sawn in Half
Stored at Rikaze (Shigatse), Tibet
½ Core Remainder
½ Core Original Split
LOGGING: Logged and Sampled at Rikaze (Shigatse) Core Logging Compound
Coarse Quarry Blank
Inserted One per Drill Hole e.g. 195902
Entire Sample Dried, Crushed to 75% < 2 mm (10 mesh)
CRUSHING ½ Core Samples Crushed and Split by Acme Lab, Rikaze (Shigatse), Tibet.
+/-9.9 kg. PQ
+/-5.7 kg. HQ
Core Sample
+/-4.7 kg. Coarse Sample e.g. 195888
Inter-Laboratory Duplicate 1 in 20 Regular Samples
SHIPPING: Sample Splits Transported by Air Freight from Rikaze Lab, Tibet to Vancouver BC
+/-4.5 kg. Coarse Reject
Stored at Rikaze (Shigatse), Tibet
Pulverize 250 g to 95% < 75 micron (200 mesh)
SAMPLE PREPARATION: Pulverized at Acme Analytical Vancouver BC
+/-200 g Pulp Reject
+/-250 g Regular Pulp e.g. 195888
+/-250 g Duplicate Pulp e.g. 195888
Stored at HDI Warehouse Surrey BC
Blind Standards Inserted 1 in 20 Regular Samples
ANALYSIS: Primay samples at Acme Analytical Lab Vancouver BC. Au by 30g Pb Collector Fire Assay ICP finish, 40 Elements, Including Cu by 4 Acid Digest (HF-HCl04-HN03-HCl) ICP-finish. Duplicates by ALS Chemex North Vancouver, BC
Cu-Au Standard e.g. 195878 STD CGS-3
CDN Laboratory Standards
Au Assay & 40 Element ICP Acme Analytical
Au Assay & 25 Element ICP ALS Chemex

Figure 6. 2005 and 2006 Drill Core Sampling, Preparation and Analytical Flow Chart

Estimates of Mineralization

Aker Kvaerner, as geological consultants to Continental, completed its technical report on the Xietongmen Propertyin February 2007. The technical report was prepared by Ian R. Chishold, P. Eng. The purpose of the report was to review and audit Continental's geology and resource estimation procedures as part of feasibility studies being undertaken by Continental on the

--47--

Xietongmen Property. The resource estimates derived from the technical report are provided below:

The current mineral resources at a 0.15% copper cut-off are tabulated below. The deposit is still open to the north.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following table uses the terms "measured resources" and "indicated resources". Continental advises that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Table 4.        Xietongmen Mineral Resources – January 2007

Category	Tonnes Millions	Cu %	Au g/t	Ag g/t	CuEQ %	Contained Cu Millions lb	Contained Au Millions oz
Measured	197.5	0.44	0.62	3.95	0.80	1,911	3.94
Indicated	22.3	0.37	0.42	2.54	0.65	182	0.37
TOTALS	219.8	0.43	0.61	3.87	0.78	2,093	4.31

Note 1:	By prescribed definition, "Mineral Resources" do not have demonstrated economic viability.

Note 2:

Copper and gold equivalent calculations use metal prices of US$1.25/lb for copper and US$450/oz for gold. Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend upon completion of definitive metallurgical testing. Metallurgical recoveries and net smelter returns are assumed to be 100%. CuEQ = Cu % + (Au g/t x 12.86/22.046).

Note 3:	A 0.15% Cu cut-off is considered to be comparable to that used for porphyry deposit operations in the Americas.

The estimate was prepared by Continental staff and audited by Ian Chisholm, P.Eng., of Aker Kvaerner Engineering, an independent Qualified Person as defined by Canadian National Instrument 43-101.

Exploration Plans for 2007

Exploration activities in 2007 will be focused on the completion of the feasibility study and socioeconomic and environmental impact assessments for the Xietongmen deposit. These are currently expected to be complete in mid 2007. Upon completion, application for a mining license and permitting would commence. In parallel, exploration and community engagement activities will continue at site.

In addition a two-phase, success contingent 10,000 m exploration drilling program is recommended in a May 2007 technical report by Rebagliati and Lang. It is focused on the

--48--

Newtongmen zone and other targets on the Xietongmen Property. The 5,000 m Phase 1 program began at site in late March.

The proposed budget for the 2007 programs is tabulated below:

Activity	$CDN
Drilling 10,000 m	$ 2,542,000
Engineering	7,554,000
Environmental	1,870,000
Socio economic	1,348,000
Beijing, Lhasa and Shigatse offices	2,116,000
15,430,000
Contingency (15%)	2,314,500
Subtotal	17,744,500
Administration	4,271,000
Contingency (10%)	427,100
Subtotal	4,698,100
Total	$ 22,442,600

Initial Results from 2007 Exploration Program

Initial results from diamond drilling in 2007 indicates that a new porphyry copper-gold deposit is being outlined at Newtongmen. Three drills have been deployed on a 100 meter by 100 meter grid to test the deposit. Strong copper and gold concentrations within intensely altered volcanic and intrusive rocks have been intersected over long intervals, as tabulated below. Drilling continues.

Drill Hole		Section	From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Cu %	Au g/t	CuEQ[1] %
7221N		3251250N	0.0	470.3	470.3	1543	0.40	0.26	0.54
7221N	Incl.	3251250N	0.0	223.0	223.0	732	0.54	0.43	0.76
7221N	Incl.	3251250N	146.0	223.0	77.0	253	0.88	0.67	1.23
7221N	and	3251250N	223.0	299.7	76.7	252	0.36	0.11	0.42
7221N	Incl.	3251250N	299.7	321.9	22.2	73	0.03	0.02	0.04
7221N	Incl.	3251250N	321.9	470.3	148.4	487	0.28	0.13	0.35
7222N		3251300N	0.0	470.1	470.1	1542	0.41	0.28	0.55
7222N	Incl.	3251300N	0.0	312.6	312.6	1026	0.48	0.36	0.67
7222N	and	3251300N	0.0	17.7	17.7	58	0.60	0.42	0.82
7222N	and	3251300N	190.0	222.0	32.0	105	0.65	0.43	0.88

--49--

7222N	Incl.	3251300N	312.6	470.1	157.5	517	0.25	0.12	0.31
7223N		3251250N	0.0	478.1	478.1	1569	0.33	0.24	0.46
7223N	Incl.	3251250N	0.0	342.0	342.0	1122	0.37	0.29	0.53
7223N	and	3251250N	0.0	63.0	63.0	207	0.64	0.71	1.01
7223N	Incl.	3251250N	342.0	400.0	58.0	190	0.17	0.08	0.21
7223N	Incl.	3251250N	400.0	478.1	78.1	256	0.28	0.13	0.35

1 Copper and gold equivalent calculations use metal prices of US$1.25/lb for copper and US$450/oz for gold. Metallurgical recoveries and net smelter returns are assumed to be 100%. CuEQ = Cu % + (Au g/t x 14.47/27.56)

--50--

ITEM 4A           UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5               OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Continental is an exploration stage company engaged in the exploration of the Xietongmen Property. Continental does not have any properties in the development or production stages. Accordingly, Continental does not achieve revenues from its operations.

Continental's plan of operations continues to be focused on exploring and, if warranted, developing the Xietongmen Property, as described in detail under Item 4B of this Annual Report on Form 20-F. Continental's accounting policy is to expense expenses incurred in connection with the exploration and development of mineral properties. Accordingly, Continental's 2007 operating expenses are expected to remain relatively consistent with those of 2006, as the plan of operations involving exploration on the Xietongmen Property continues.

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

Continental had a working capital deficit of approximately $13.9 million as at December 31, 2006. The ability of the Company to carry out its planned business obligations depends on its ability to raise adequate financing from lenders, shareholders and other investors. In February and March 2007, the Company issued equity for gross proceeds of $50.1 million.

The following discussion should be read in conjunction with the audited consolidated financial statements and related notes, accompanying this Annual Report. The Company prepares and files its consolidated financial statements with various Canadian regulatory authorities, in accordance with Canadian generally accepted principles ("GAAP"). References should be made to note 12 to the annual financial statements which provide a reconciliation of material measurement differences between US GAAP and Canadian GAAP and their effect on the consolidated financial statements.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are presented in note 2 of the accompanying audited financial statements for the year ended December 31, 2006. A reconciliation of material measurement differences between these principles and accounting principles generally accepted in the United States is shown in note 12. The preparation of consolidated financial statements in conformity with Canadian and US generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company evaluates its estimates on an ongoing basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The Company's estimates form the basis for making judgments about the carrying

--51--

value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Such estimates and assumptions include the estimation of mineral resources and reserves, the carrying values of mineral properties, the carrying values of property, plant and equipment, the assumptions used in determining the reclamation obligation, the carrying values of future income tax obligations, and the valuation of stock-based compensation expense.

A.        Operating Results

The Company's annual and quarterly operating results are primarily affected by the level of exploration activity associated with its mineral property interests. Economic factors such as foreign exchange fluctuations, mineral prices and regulatory developments may also affect the Company's operating results and the volatility of the trading price of its common stock. Inflationary factors have not had a material impact on the Company's operating results for fiscal 2006 or fiscal 2005.

Fiscal 2006 compared with Fiscal 2005

The net loss for the year ended December 31, 2006 increased to $26.72 million, compared to a net loss of $8.58 million in 2005. The increase was primarily due to increased exploration expenditures on the Xietongmen Property. The total net loss was comprised of exploration expenditures of $19.89 million (2005 – $6.34 million) and administrative expenses of $6.83 million (2005 – $2.24 million).

The exploration expenditures of $19.89 million included costs for exploration of $19.23 million and stock-based compensation of $0.66 million. The main exploration expenditures during the year were $5.93 million for engineering, $5.56 million for drilling, $1.56 million for geological, $1.46 million for assays and analysis, $1.31 million for site activities, $1.00 million for socioeconomic, $0.79 million for environmental, $0.64 million for transportation and $0.46 million for equipment rentals and leases.

Stock-based compensation of $2.61 million was charged to operations during the fiscal year 2006, compared to $0.82 million in 2005. The increase in stock-based compensation expense was primarily related to a grant to non-employees in 2006.

The main administrative costs during the year were for office and administration, interest expense, legal, accounting and audit fees and conference and travel expenses. Salaries, office and administration costs increased to $2.39 million compared to $0.73 million in 2005. Interest expense of $0.92 million was incurred during the year, compared to Nil in 2005. Legal, accounting and audit expenses increased to $0.86 million in 2006, compared to $0.29 million in 2005. Conference and travel expenses increased to $0.84 million, compared to $0.28 million in 2005. Included in the total administrative costs was stock-based compensation expense of $1.95 million, compared to $0.58 million in 2005.

Interest income decreased to $0.57 million in 2006, compared to $0.14 million in 2005. This was due to a lower cash balance held by the Company throughout 2006.

HDI carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of the Company (see Item 7). The Company reimburses HDI on a full cost-recovery basis. Costs for services rendered by HDI to the Company in fiscal 2006 were $3.52 million compared to $1.30 million in fiscal 2005, due to increased activities related to the Xietongmen Property.

--52--

Fiscal 2005 compared with Fiscal 2004

The net loss for the year ended December 31, 2005 increased to $8.58 million, compared to a net loss of $5.60 million in 2004. The increase was primarily due to increased exploration expenditures on the Xietongmen Property. The total net loss was comprised of exploration expenditures of $6.34 million (2004 – $3.37 million) and administrative expenses of $2.24 million (2004 – $2.23 million).

The exploration expenditures of $6.34 million included costs for exploration of $6.11 million and stock-based compensation of $0.23 million. The main exploration expenditures during the year were $2.91 million for drilling, $0.93 million for geological, $0.93 million for site activities, $0.60 million for assays and analysis, $0.33 million for transportation, $0.25 million for socioeconomic, and $0.11 million for engineering and equipment rental and leases.

Stock-based compensation of $0.82 million was charged to operations during the 2005 fiscal year, compared to $2.44 million in 2004. The significant decrease in stock-based compensation expense was primarily related to a grant to non-employees in 2004.

The main administrative costs during the year were for salaries, insurance, office and administration, and legal, accounting and audit fees. Conference and travel expenses increased to $0.28 million, compared to $0.05 million in 2004. Insurance expenses increased to $0.1 million from $0.08 million in 2004. Salaries, office and administration costs increased to $0.73 million in 2005, compared to $0.36 million in 2004. Trust and filing fees increased to $0.04 million, compared to $0.03 million in 2004. In contrast, legal, accounting and audit expenses decreased to $0.29 million in 2005, compared to $0.43 million in 2004. Included in the total administrative costs was stock-based compensation expense of $0.58 million, compared to $1.20 million in 2004.

Interest income increased to $0.14 million in 2005, compared to $0.12 million in 2004. This was due to a higher cash balance held by the Company in the first half of 2005, which had resulted from a private placement of $7 million in July 2004.

Costs for services rendered by HDI to the Company in fiscal 2005 were $1.30 million, compared to $0.38 million in fiscal 2004, due to increased activities related to the Xietongmen Property.

B.        Liquidity and Capital Resources

Overview

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and exercise of warrants and/or options. The Company's access to exploration financing when such financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding in order to continue to fund the Company's exploration plans.

Cash and Working Capital

The Company had a working capital deficit of approximately $13.9 million as at December 31, 2006, compared to positive working capital of $3.9 million as at December 31, 2005 and $7.2 million as at December 31, 2004. The Company's working capital as at December 31, 2006 was not sufficient to fund its known commitments. However, in February and March 2007, the

--53--

Company issued equity for gross proceeds of $50.1 million, as described below under "Cash from Financing Activities".

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused. The estimated cash balance on May 31, 2007 was approximately $29 million.

The Company's current working capital is sufficient to fund its exploration programs for fiscal 2007.

Long Term Debt

As at December 31, 2006, the Company had $2.3 million in long-term debt, relating to the acquisition of the three related properties, acquired in conjunction with the merger with Great China. In addition, a long-term future income tax liability of $26.95 million was recorded at December 31, 2006 relating to the merger with Great China and the acquisition of the related properties.

Material Commitments for Capital Expenditures

The Company did not have any material commitments for capital expenditures as at December 31, 2006. Further, the Company had no "purchase obligations" as at December 31, 2006. Purchase obligations are defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Cash Used in Operating Activities

Cash used in operating activities for fiscal 2006 were $21.78 million compared with $7.76 million for fiscal 2005, an increase of $14.02 million. The increase in cash used for fiscal 2006 was the result of the Company's increased losses as a result of exploration activities at the Xietongmen Property, as compared to fiscal 2005.

Cash used in operating activities for fiscal 2005 were $7.76 million compared with $2.98 million for fiscal 2004, an increase of $4.78 million. The increase in cash used for fiscal 2005 was the result of the Company's increased losses as a result of exploration activities at the Xietongmen Property, as compared to fiscal 2004.

Cash Generated in Financing Activities

Private placements

In March 2007, Jinchuan Group Limited acquired 10,000,000 units of the Company, at $1.80 per unit, for gross proceeds of $18,000,000. Each unit consisted of one common share and one share purchase warrant, each exercisable into 0.8 of a common share, until December 29, 2007, at $2.25 per share until September 29, 2007, and at $2.75 per share thereafter.

In March 2007, the Company completed a private placement offering of 19,439,395 units at a price of $1.65 per unit, for gross proceeds of $32,075,000, including Taseko's purchase of 7,318,181 units. Each unit was comprised of one common share and one share purchase warrant, exercisable into one common share of the Company, at $1.80 per share, until February 20, 2008.

Taseko Convertible Promissory Note

--54--

In 2006, Continental initiated several funding activities. The Company issued to Taseko Mines Limited ("Taseko"), a Canadian public company related by virtue of having several directors in common with the Company, an $11,500,000 one year convertible promissory note (the "Note"). The Note bore interest at 16% per annum and was convertible, at 105% of the principal outstanding, into common shares of the Company, at $2.05 per share until February 28, 2007, following which it was convertible at $2.25 per share until maturity. Taseko also received a right to participate in the Company's future financings, and in such event, could redeem the Note and use the proceeds to subscribe for securities offered under such a future financing. Taseko also acquired a right of first refusal for up to five years, during which time Taseko may purchase up to 50% of any equity or convertible securities offered by the Company in a subsequent financing, until a maximum of 19.9% of the Company's then outstanding shares on a fully diluted basis, are held by Taseko.

In March 2007, Taseko exercised its right to participate in future financings. The Company fully repaid its Note to Taseko at 105% of the $11,500,000 principal balance outstanding (a total of $12,075,000) and the full proceeds were used by Taseko to acquire 7,318,181 units at $1.65 per unit in a private placement offering of the Company.

Options and warrants exercises

In 2006, the Company raised $6.3 million during 2006, via the issuance of common shares, upon the exercise of stock options and share purchase warrants.

In 2005, the Company received approximately $5.6 million in net proceeds from the exercise of options and warrants.

HDI Loans

On November 29, 2006, the Company signed a loan agreement with HDI pursuant to which the Company borrowed $1,500,000 from HDI, maturing on February 27, 2007, on an unsecured basis. The loan bore interest at 8% per annum. For the year ended December 31, 2006, the Company recorded an interest expense of $10,521. The Company repaid the loan on March 2, 2007 and paid $30,575 in interest to HDI.

On January 18, 2007, the Company signed another loan agreement with HDI pursuant to which HDI lent the Company US$2,500,000 maturing on April 18, 2007. The loan bore interest at 8% per annum. The Company repaid the loan on March 2, 2007 and paid $24,551 in interest.

Financial Capability and Additional Financing

The Company has sufficient financial resources to undertake its presently planned exploration programs during fiscal 2007. However, the Company has limited financial resources, has no source of operating income and has no assurance that additional funding will be available to it for further exploration and, if warranted, development of its projects. There can be no assurance that the Company will be able to obtain sufficient financing in the future to carry out exploration and, if warranted, development work on the Xietongmen Property. The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Company. Failure to obtain sufficient financing may result in delaying or the indefinite postponement of exploration, development or production on any or all of our properties or even a loss of property interest.

There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company.

--55--

Additional funds will be required for future exploration and development of the Xietongmen Property. If the Company raises additional funds through the sale of equity securities, shareholders will have their investment further diluted.

Financial Instruments

Continental keeps its financial instruments denominated, primarily, in Canadian dollars and does not engage in any hedging activities with respect to currency or in-situ minerals. Funds that are excess to Continental's immediate needs are invested in short term near-cash investments.

Continental does not have any material, legally enforceable, obligations requiring it to make capital expenditures and accordingly, can remain relatively flexible in gearing its activities to the availability of funds.

C.        Research Expenditures

Continental is a natural resource expenditure based corporation and does not have a program of intellectual property development or patenting or licensing issues.

D.        Trend Information

As a natural resource exploration company, Continental's activities can be said to be somewhat cyclical. As metals prices have traditionally been cyclical in nature, it is in, primarily, an "event-driven" business, based on exploration results.

Overall, copper prices have been increasing since late 2003, averaging US$3.03/lb in 2006. As a result of increasing supply, prices dropped slightly in early 2007, but have increased again since mid February. The average price to mid May is US$2.96/lb.

Overall, gold prices have been increasing for more than three years. Although there was some volatility late in 2006, the average for the year – US$604/oz – was higher that the average price – US$445/oz – in 2005. This volatility continued in early 2007, but prices have been increasing since mid January. The gold price has averaged approximately US$658/oz to mid May 2007.

E.        Off-Balance Sheet Arrangements

Continental has no off-balance sheet arrangements.

As used in this Item 5E the term "off-balance sheet arrangement" means any transaction, agreement or other contractual arrangement to which an entity, unconsolidated with the Company, is a party, under which the Company has:

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

--56--

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

F.        Tabular Disclosure of Contractual Obligations (as at May 31, 2007)

Payments due by period
			1 to 3		More than 5
	Total	Less than 1 year	years	3 to 5 years	years
Long-term Debt Obligations	–	–	–	–	–
Capital Lease Obligations	–	–	–	–	–
Operating Lease Obligations	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-term Liabilities	US$2,000,000	US$500,000	US$1,500,000	–	–
Total	US$2,000,000	US$500,000	US$1,500,000	–	–

G.        Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5E and F above.

--57--

ITEM 6               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

Name (1)	Year born	Position	Director/Officer Since
Rene G. Carrier	1944	Director	Since February 2001

David J. Copeland	1948	Director	Since November 1995

Scott D. Cousens	1964	Director	Since June 1994

Robert A. Dickinson	1948	Director	Since June 2004

Gordon J. Fretwell	1953	Director	Since February 2001

Xiaojun Ma (2)	1966	Director	Since December 2006

Jeffrey R. Mason	1957	Chief Financial Officer, Corporate Secretary and Director	Since November 1995

Gerald Panneton	1957	President, Chief Executive Officer and Director	Since January 2006

Ronald W. Thiessen	1952	Co-Chairman and Director	Since November 1995

Zhi Wang (2)	1957	Co-Chairman and Director	Since December 2006

Jie (Jack) Yang (2)	1963	Director	Since December 2006

(1)

To the best of the Company's knowledge, none of such persons has any family relationship with any other and none were elected as a director or appointed as an officer as a result of an arrangement or understanding with a major shareholder, customer, supplier, or any other party.

(2)	Appointed to the board of directors pursuant to merger with Great China.

The following is biographical information on each of the persons listed above.

RENE G. CARRIER – Director

Mr. Carrier is a past Vice-President of Pacific International Securities Inc., where he worked for ten years, until 1991. Since that time he has been President of Euro-American Capital Corporation, a private company which specializes in restructuring, administration and raising venture capital funds for junior companies.

--58--

Mr. Carrier currently is/or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Acrex Ventures Ltd.	Director	September 2000	September 2003
Chartwell Technology Inc.	Director	June 1991	April 2007
Continental Minerals Corporation	Director	February 2001	Present
International Royalty Corporation	Lead Director	June 2003	Present
Quartz Mountain Resources Ltd.	Director	January 2000	Present
	President	June 2005	Present
Rockwell Ventures Inc.	Director	April 1993	Present

DAVID J. COPELAND, P.Eng. – Director

David J. Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of companies for which HDI provides services. He is also a director of HDI.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Continental Minerals Corporation	Director	November 1995	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Ventures Inc.	Chief Executive Officer and Director	September 2006	Present
Taseko Mines Limited	Director	March 1994	Present

SCOTT D. COUSENS – Director

Scott D. Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens' focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies to which HDI provides services.

--59--

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Ventures Inc.	Director	November 2000	Present
Taseko Mines Limited	Director	October 1992	Present

ROBERT A. DICKINSON, B.Sc., M.Sc. – Director

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom HDI provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of HDI. He is also President and Director of United Mineral Services Ltd., a private investment company and is the Co-Chairman and Director of Gibraltar Mines Ltd., a private mining company, which is a wholly-owned subsidiary of Taseko Mines Limited.

--60--

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	November 1990	September 2004
	Director	October 2004	Present
	Chairman	April 2004	September 2004
	Co-Chairman	October 2004	Present
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Detour Gold Corporation	Director	August 2006	Present
Farallon Resources Ltd.	Director	July 1991	April 2007
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present
Rockwell Ventures Inc.	Director	November 2000	September 2006
	Chairman	November 2000	September 2006
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

GORDON J. FRETWELL, B.Comm., LLB. – Director

Gordon J. Fretwell holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

--61--

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Antarex Metals Ltd.	Director	December 2000	September 2002
Bell Resources Corporation	Director	June 2001	Present
Benton Resources Corp.	Director	March 2005	Present
Continental Minerals Corporation	Director	February 2001	Present
Copper Ridge Explorations Inc.	Secretary and Director	September 1999	Present
Grandcru Resources Corp.	Director	December 2002	Present
Icon Industries Limited	VP of Legal Services	December 2000	Present
	Director	July 2004	Present
International Royalty Corporation	Director	February 2005	Present
Keegan Resources Inc.	Director	February 2004	Present
Northern Dynasty Minerals Ltd.	Director	June 2004	Present
Pine Valley Mining Corp.	Director	August 2003	Present
Quartz Mountain Resources Ltd.	Director	January 2003	Present
Rockwell Ventures Inc.	Secretary	March 1998	Present
	Director	March 1998	September 2006
Tri-Gold Resources Corp.	Director	July 2001	October 2003
	Secretary	July 2001	September 2003
	Chief Financial Officer	November 2005	January 2006

XIAOJUN MA – Director

Xiaojun Ma completed a Bachelor of Commerce degree in 1990 from Beijing Second Foreign Language Institute. In 2001, Mr. Ma completed an MBA from The Australian National University in Canberra, Australia. Following the completion of his studies in Australia, Mr. Ma assumed the role of Vice-President, Honglu Investment Holdings Inc., which he held from May 2001 to November 2004.

Mr. Ma is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	December 2006	Present
Great China Mining Inc.	Director	July 2003	April 2006

JEFFREY R. MASON, B.Comm., CA – Chief Financial Officer, Secretary and Director

Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia (1980) and obtained his Chartered Accountant designation in 1982 while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist (1984-1986) and Homestake Mining Group of companies (1987-1993), including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several

--62--

years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason has been employed as Chief Financial Officer of HDI since 1994 and his principal occupation is the financial administration of the public companies to which HDI provides services.

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	Present
	Chief Financial Officer	September 1998	Present
Anooraq Resources Corporation	Director	April 1996	September 2004
	Secretary	September 1996	Present
	Chief Financial Officer	February 1999	Present
Coastal Contacts Inc.	Director	October 2006	Present
Continental Minerals Corporation	Director	June 1995	Present
	Secretary	November 1995	Present
	Chief Financial Officer	June 1998	Present
Detour Gold Corporation	Chief Financial Officer	August 2006	Present
Farallon Resources Ltd.	Director	August 1994	Present
	Secretary	December 1995	Present
	Chief Financial Officer	December 1997	Present
Great Basin Gold Ltd.	Director	February 1994	November 2006
	Secretary	February 1994	November 2006
	Chief Financial Officer	June 1998	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
	Secretary	June 1996	Present
	Chief Financial Officer	June 1998	Present
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	Chief Financial Officer	November 2000	Present
Taseko Mines Limited	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	November 1998	Present

GERALD P. PANNETON, PGeo. (Quebec) – President, Chief Executive Officer and Director

Gerald S. Panneton has been involved in the exploration and mining industry for over 25 years. A graduate of the University of Montreal (BSc), and of McGill University (MSc), Mr. Panneton joined the exploration community in the early 1980's in the heart of the Abitibi Greenstone Belt for gold exploration. Firstly, as project geologist for Sulpetro, and the Vior-Mazarin Group, he joined Placer Dome Exploration Ltd. in 1989. In 1993, he joined Lac Minerals, as Exploration

--63--

Manager for Eastern Canada. In 1994, Lac Minerals was taken over by Barrick Gold Corporation ("Barrick"), where he continued as Exploration Manager for Canada until 1998. From 1998, Mr. Panneton was involved in Barrick's worldwide Exploration – Project Valuation and Acquisition including the Pangea Goldfields acquisition in July 2000.Mr. Panneton supervised the Tulawaka exploration project through the feasibility study work, EIA process and permitting.

Before joining HDI and Continental Minerals Corporation, Mr. Panneton was Director of Advanced Projects and Evaluations for the Exploration-Corporate Development group for Barrick, based in Toronto, Canada. His responsibilities included the evaluation and due diligence process of advanced projects throughout Russia, Europe, Africa, North America, Australia, and Asia.

Mr. Panneton is, or was within the past years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Barrick Gold Corporation	Director Advanced Projects	May 1998	January 2006
Continental Minerals Corporation	President, Chief Executive Officer and Director	January 2006	Present
Detour Gold Corporation	President, Chief Executive Officer and Director	July 2006	Present

RONALD W. THIESSEN, CA – Co-Chairman and Director

Ronald W. Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by HDI, a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of HDI.

--64--

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	Present
Casamiro Resource Corp.	Director and President	February 1990	August 2002
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Chairman and Director	July 2006	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	December 1999	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	Present
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	Present

ZHI WANG – Co-Chairman and Director

Zhi Wang completed a diploma in business administration at China Radio & Television University in 1984 and pursued further studies in business administration under an exchange program in Australia 1988. From 2001 to present, Mr. Wang has been Chairman and President of

--65--

Honglu Investment Holdings, Inc., Tianyubofeng Science & Technology, Inc. and Standard Hotel Management, Co. He has also been President and General Manager of Ziyuewentao Enterprises Inc. from 1997 to Present.

Mr. Wang is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Co-Chairman and Director	December 2006	Present
Great China Mining Inc.	Co-Chairman and Director	July 2003	December 2006

JIE (Jack) YANG – Director

Mr. Yang graduated from the Beijing University of International Business & Economics, Beijing, China in 1984 with a Bachelor of Economics degree. Mr. Yang has been President of Sundecin Enterprises Inc. since 1997. In addition, he was Vice-President of Honglu Investment Holdings, Inc. from 2001 to 2003.

Mr. Yang is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	December 2006	Present
Great China Mining Inc.	Director	July 2003	December 2006

--66--

B.        Compensation

During the Company's financial year ended December 31, 2006, the aggregate cash compensation paid or payable by the Company or its subsidiaries to its directors and senior officers, all of whose financial statements are consolidated with those of the Company, was $978,685.

Ronald Thiessen (Co-Chairman), Gerald Panneton (President and Chief Executive Officer), Jeffrey Mason (Chief Financial Officer and Secretary), Qi Deng (General Manager), and Dickson Hall (Director of Corporate Development – Asia) are each a "Named Executive Officer" of the Company for the purposes of the following disclosure.

The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Ronald Thiessen Co-Chairman	2006 2005 2004	170,905 88,949 28,102	Nil Nil Nil	Nil Nil Nil	Nil 500,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gerald Panneton President and Chief Executive Officer	2006 2005 2004	348,223 – –	Nil – –	Nil – –	700,000 – –	Nil – –	Nil – –	Nil – –
Jeffrey Mason Chief Financial Officer and Secretary	2006 2005 2004	101,927 54,171 19,981	Nil Nil Nil	Nil Nil Nil	200,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Qi Deng, General Manager	2006 2005 2004	176,400 179,200 –	Nil Nil –	Nil Nil –	50,000 25,000 –	Nil Nil –	Nil Nil –	Nil Nil –
Dickson Hall, Director of Corporate Development – Asia	2006 2005 2004	181,230 79,725 –	Nil Nil –	Nil Nil –	Nil 250,000 –	Nil Nil –	Nil Nil –	Nil Nil –

A long term incentive plan ("LTIP") is "a plan providing compensation intended to motivate performance over a period greater than one financial year" and does not include option or stock appreciation rights ("SARS") plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIP compensation to any Named Executive Officer during the most recently completed financial year.

The Company has in place a stock option plan dated for reference June 19, 2006 (the "Plan") (see below).

--67--

The share options granted to the Named Executive Officers during the financial year ended December 31, 2006 were as follows:

NAMED EXECUTIVE OFFICERS Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Gerald Panneton, President and Chief Executive Officer	700,000	17.2%	$1.61	$1,127,000	February 28, 2011
Jeffrey Mason Chief Financial Officer and Secretary	200,000	4.9%	$1.61	$316,000	February 28, 2011
Qi Deng General Manager	50,000	1.2%	$2.01	$92,975	April 30, 2009

No Named Executive Officer exercised share options during the financial year ended December 31, 2006. The values of the unexercised in the money options of the Named Executive Officers as at December 31, 2006 were as follows:

Financial Year-End Option Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY- End(#) Exercisable / Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY- End ($) Exercisable/ Unexercisable
Ronald Thiessen Co-Chairman	–	–	500,000 / –	$ 225,000
Gerald Panneton President and Chief Executive Officer	–	–	266,667 / 433,333	$ 144,000 / $ 234,000
Jeffrey Mason Chief Financial Officer and Secretary	–	–	66,667 / 133,333	$ 36,000 / $ 72,000
Qi Deng General Manager	–	–	41,666 / 33,334	$ 26,084 / $ 4,667
Dickson Hall Director of Corporate Development - Asia	–	–	250,000 / –	$ 112,500 / –

Option Re-Pricings

There were no downward re-pricings of any stock options during the Company's most recently completed fiscal year.

Pension Plans

There is no defined benefit or actuarial plan in place.

--68--

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between Continental and the Named Executive Officers.

There are no compensatory plan(s) or arrangement(s) with respect to the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the officers' employment or from a change of any Named Executive Officers' responsibilities following a change in control.

Compensation of Directors

Two independent directors of the Company, Mr. Barry Coughlan (who resigned in December 2006) and Mr. Rene Carrier were each compensated $14,400 during the financial year ended December 31, 2006, for their services in their capacity as directors. Mr. Xiaojun Ma was compensated approximately $6,000 during the financial year ended December 31, 2006, for his services as a Manager to the Company. In 2006, Mr. Zhi Wang signed a consulting services agreement with the Company, pursuant to which he would assist the Company in securing the necessary mining permits for commercial mining at the Xietongmen Property. Under this agreement, if Mr. Wang contributes to the successful receipt of all necessary mining permits, prior to March 31, 2010, he will receive 2,500,000 units of Continental, with each unit consisting of one common share and one share purchase warrant. Each warrant is to be exercisable at $1.59 for one year from the date of receipt of the mining permits.

C.        Board Practices

All directors were re-elected at the June 2007 annual general meeting and have a term of office expiring at the next annual general meeting of Continental scheduled to be held June 2008. All officers have a term of office lasting until their removal or replacement by the board of directors.

Except as noted above (see Compensation of Directors), there were no arrangements, standard or otherwise, pursuant to which directors were compensated by Continental or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the most recently completed financial year.

There are no contracts providing for benefits upon termination to any director.

As at December 31, 2006, the members of the audit committee were Messrs. Rene Carrier, Gordon Fretwell and Scott Cousens. Following the year end, Mr. Xiaojun Ma replaced Mr. Cousens as a member of the Company's audit committee. The audit committee is elected annually by the directors of Continental, at the first meeting of the board held after Continental's annual general meeting.

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

--69--

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

The Company has no compensation or nomination committee.

D.        Employees

At May 31, 2007, Continental had no direct employees in Canada. The were approximately 60 employees in China. Continental's administrative and exploration functions are primarily administered through HDI. (see Item 7B).

--70--

E.        Share Ownership

Security Holdings of Insiders who are Management (as at May 31, 2007)

Name of Insider	Securities Beneficially Owned or Controlled (1)	As a % of outstanding Common Shares
Rene G. Carrier	145,250 Common Shares (2) 200,000 Options (5.a) Nil Warrants	0.1%
David J. Copeland	2,275,419 Common Shares 300,000 Options (5.b) Nil Warrants	1.9%
Scott D. Cousens	2,238,389 Common Shares 300,000 Options (5.c) Nil Warrants	1.8%
Robert A. Dickinson	1,761,091 Common Shares (3) 300,000 Options (5.d) Nil Warrants	1.4%
Gordon J. Fretwell	88,750 Common Shares (4) 200,000 Options (5.e) nil Warrants	0.1%
Xiaojun Ma	853,794 Common Shares 200,000 Options (5.f) Nil Warrants	0.7%
Jeffrey R. Mason	2,013,989 Common Shares 300,000 Options (5.g) Nil Warrants	1.7%
Gerald Panneton	21,500 Common Shares 800,000 Options (5.h) Nil Warrants	0.03%
Ronald W. Thiessen	1,925,420 Common Shares 600,000 Options (5.i) Nil Warrants	1.6%
Zhi Wang	2,276,784 Common Shares 800,000 Options (5.j) Nil Warrants	1.9%
Jie (Jack) Yang	569,196 Common Shares 200,000 Options (5.k) Nil Warrants	0.5%
Total	14,169,582 Common Shares 4,200,000 Options	11.73%

--71--

(1)	The information as to shares beneficially owned or controlled has been furnished by insiders and is as of May 31, 2007.
(2)	Certain of these shares are held in the name of Euro-American Capital Corporation, a private company controlled by Mr. Carrier.
(3)	Mr. Dickinson holds 481,620 Non-Voting Redeemable Preferred shares.
(4)	Certain of these shares are registered in the name of Gordon J. Fretwell Law Corporation, a private company controlled by Mr. Fretwell.
(5)	The share purchase options held by directors and officers are as follows:

(5.a) 100,000 options at $1.61 until 02/28/2011; 100,000 options at $2.01 until 02/28/2012
(5.b) 200,000 options at $1.61 until 02/28/2011; 100,000 options at $2.01 until 02/28/2012
(5.c) 200,000 options at $1.61 until 02/28/2011; 100,000 options at $2.01 until 02/28/2012
(5.d) 200,000 options at $1.61 until 02/28/2011; 100,000 options at $2.01 until 02/28/2012
(5.e) 100,000 options at $1.61 until 02/28/2011; 100,000 options at $2.01 until 02/28/2012
(5.f) 200,000 options at $2.01 until 02/28/2012
(5.g) 200,000 options at $1.61 until 02/28/2011; 100,000 options at $2.01 until 02/28/2012
(5.h) 700,000 options at $1.61 until 02/28/2011; 100,000 options at $2.01 until 02/28/2012
(5.i) 500,000 options at $1.70 until 09/28/2007; 100,000 options at $2.01 until 02/28/2012
(5.j) 700,000 options at $1.61 until 02/28/2011; 100,000 options at $2.01 until 02/28/2012
(5.k) 200,000 options at $2.01 until 02/28/2012

As at May 31, 2007, the directors and officers of Continental and their affiliate held as a group, directly and indirectly, own or control an aggregate of 14,169,582 common shares (11.7%) . Only common shares have been disclosed, as Continental's preferred shares are non-voting.

As at May 31, 2007, an aggregate of 5,020,863 common shares were available for issuance pursuant to Continental's Share Incentive Plan, described below.

(a)	Incentive Options

(b)	Share Incentive Plan

In order to provide incentive to directors, officers employees, management and others who provide services to the Company to act in the best interests of the Company, the Company has adopted a Share Incentive Plan (the "Plan").

At the Company's annual general meeting (the "Meeting") held on June 19, 2006, shareholders approved a share option plan. The Plan is based on the maximum number of eligible shares equaling a rolling percentage of up to 10% of the Company's outstanding common shares, calculated from time to time. Pursuant to the Plan, if outstanding options are exercised, or expire, or the number of issued and outstanding common shares of the Company increases, the number of options available to grant under the Plan increases proportionately. The exercise price of each option is set by the board of directors at the time of grant but cannot be less than the market price. Options can have a maximum term of five years and typically terminate 90 days following the termination of the optionee's employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the board of directors at the time the options are granted.

As at May 31, 2007, under the Plan 7,057,941 options were outstanding and 4,809,932 options to purchase shares had been exercised by Optionees. There remained a further 5,020,863 shares available for granting as options under the Plan.

--72--

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

--73--

ITEM 7               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.        Major Shareholders

Major Shareholders

Continental is a publicly-held corporation, with its shares held by residents of Canada, the United States of America and other countries. To the best of Continental's knowledge, other than as noted below, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of the common shares of Continental, the only class of securities with voting rights. For these purposes, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

As at May 31, 2007, Jinchuan Group Limited ("Jinchuan") of Gansu Province, China, held 10,000,000 common shares of Continental, representing approximately 8.3% of the common shares outstanding. Jinchuan holds the right to appoint one nominee to hold one seat on the Company's board of directors and maintains this right for so long as it maintains its initial percentage interest (of approximately 8.3%) in the outstanding common shares of the Company. As of May 31, 2007, Jinchuan had not exercised this right. In addition, Jinchuan holds warrants to purchase 8,000,000 common shares for a period of nine months from the closing on March 29, 2007 at the following prices: at C$2.25 per share for a period of six months, and at C$2.75 per share for an additional three months thereafter.

As at May 31, 2007, Taseko Mines Limited held 7,827,726 common shares of Continental, representing approximately 6.5% of the common shares outstanding. In addition, Taseko holds warrants to purchase up to 7,318,181 common shares at price of $1.80 per share until February 20, 2008

All of the common shares have the same voting rights.

Geographic Breakdown of Shareholders

As of May 31, 2007, Continental's register of shareholders indicates that Continental's common shares are held as follows:

	Number of
	registered
	shareholders	Number of	Percentage of
Location	of record	shares	total shares
Canada	491	78,336,260	64.85%
United States	1,659	11,120,116	9.21%
Other	442	31,331,665	25.94%
	2,592	120,788,041	100.0%

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

--74--

Transfer Agent

Continental's securities are recorded on the books of its transfer agent, Computershare Trust Company of Canada located at 4th Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9 (604) 661-0271 in registered form. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). Continental does not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

Control

To the best of its knowledge, Continental is not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly, other than as noted above under Major Shareholders. There are no arrangements known to Continental which, at a subsequent date, may result in a change in control of Continental.

Insider Reports under the British Columbia Securities Act

Under the British Columbia Securities Act, "insiders" (generally, officers, directors and holders of 10% or more of Continental's shares) are required to file insider reports of changes in their ownership in the first 10 days of the month following a trade in Continental's securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 (phone (604) 899-6500) or at the British Columbia Securities Commission web site (www.bcsc.bc.ca). In British Columbia, all insider reports must be filed electronically 10 days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

B.        Related Party Transactions

Except as disclosed herein, Continental has not, since the beginning of its last fiscal year ended December 31, 2006, and does not propose to:

(1)

enter into any transactions which are material to Continental or a related party or any transactions unusual in their nature or conditions involving goods, services or tangible or intangible assets to which Continental or any its former subsidiaries was a party;

(2)	make any loans or guarantees directly or through any of its former subsidiaries to or for the benefit of any of the following persons:

	(a)	enterprises that directly or indirectly through one or more intermediaries, control or controlled by or are under common control with Continental;

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

--75--

(d)

key management personnel (persons having authority in responsibility for planning, directing and controlling the activities of Continental including directors and senior management and close family members of such directors and senior management); or

(e)	enterprises in which a substantial voting interest is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Hunter Dickinson Inc.

HDI provides management and administrative services to Continental pursuant to the Geological Management and Administration Services Agreement dated December 31, 1996, as described above under "Business Overview – Association with Hunter Dickinson Inc."

During the fiscal years ended December 31, 2006, December 31, 2005 and December 31, 2004, Continental paid approximately $3.5 million, $1.3 million and $0.4 million respectively, to HDI for services pursuant to the management and administrative services agreement.

On November 29, 2006, the Company signed a loan agreement with HDI pursuant to which HDI lent the Company $1,500,000 maturing on February 27, 2007. The loan bore interest at 8% per annum. For the year ended December 31, 2006, the Company recorded an interest expense of $10,521. The Company repaid the loan on March 2, 2007 and paid $30,575 in interest.

On January 18, 2007, the Company signed another loan agreement with HDI pursuant to which HDI lent the Company US$2,500,000 maturing on April 18, 2007. The loan bore interest at 8% per annum. The Company repaid the loan on March 2, 2007 and paid $24,551 in interest.

Taseko Mines Limited

During the year, the Company issued an $11,500,000 convertible promissory note to Taseko Mines Limited, a company related to Continental by virtue of having certain common directors. On February 7, 2007, the Company redeemed the convertible promissory note at 105% of the principal amount outstanding. For the year ended December 31, 2006, $613,333 was paid to Taseko Mines Limited in interest on the convertible promissory note, of which $462,100 was paid in cash, and the remainder paid by the issuance of 95,915 common shares of the Company. In March 2007, Taseko exercised its right to participate in future financings. The Company fully repaid its Note to Taseko at 105% of the $11,500,000 principal balance outstanding (a total of $12,075,000) and the full proceeds were used by Taseko to acquire 7,318,181 units at $1.65 per unit in a private placement offering of the Company. This transaction is described above under "Operating and Financial Review and Prospects – Liquidity and Capital Resources".

Zhi Wang

Upon completion of the Merger, Mr. Zhi Wang was appointed a director of Continental in accordance with the Merger Agreement.

Merger Agreement

Mr. Wang was issued 2,276,784 common shares of Continental upon completion of the Merger in exchange for his 20,000,0000 shares of GMCI. On becoming a director of Continental, Mr. Wang was granted stock options of Continental to purchase 700,000 shares exercisable at

--76--

Cdn$1.61 per share and expiring the earlier of February 28, 2011, or 90 days following the date that Mr. Wang ceases to be a director.

Post-Merger Agreement

During fiscal 2006, Continental entered into the Post-Merger Agreement, as described in detail above under "History and Development of the Company – Post-Merger Agreement with Zhi Wang".

During 2006, the Company paid $197,310 and $52,550 to two companies controlled by Mr. Zhi Wang, a director of the Company, for administrative and consulting services.

Acquisition of Surrounding Properties

Mr. Wang had an interest in the acquisition of the Surrounding Properties acquired by Continental concurrent with the completion of the Merger, as described in detail above under "History and Development of the Company – Acquisition of Surrounding Properties".

Jie Yang

Upon completion of the Merger, Mr. Jie ("Jack") Yang was appointed as a director of Continental in accordance with the Merger Agreement.

Mr. Yang was issued 569,196 common shares of Continental upon completion of the Merger in exchange for his 5,000,000 shares of GMCI. On becoming a director of Continental, Mr. Yang was granted stock options of Continental to purchase 200,000 shares exercisable at Cdn$1.61 per share and expiring the earlier of February 28, 2011, or 90 days following the date that Mr. Yang ceases to be a director.

Mr. Xiaojun Ma

Mr. Xiaojun Ma was appointed as a director of Continental as one of Great China's nominees in accordance with the Merger Agreement.

Mr. Xiaojun Ma was issued 853,794 common shares of Continental upon completion of the Merger in exchange for his 7,500,000 shares of GMCI. On becoming a director of Continental, Mr. Ma was granted stock options of Continental to purchase 200,000 shares exercisable at Cdn$1.61 per share and expiring the earlier of February 28, 2011, or 90 days following the date that Mr. Ma ceases to be a director.

C.        Interests of Experts and Counsel

Not applicable.

--77--

ITEM 8               FINANCIAL INFORMATION

A.        Consolidated Statements and Other Financial Information

Item 17 of this Form 20-F contains Continental's audited consolidated annual financial statements as at and for the years ended December 31, 2006, 2005, and 2004.

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

B.        Significant Changes

There have been no significant changes to the accompanying consolidated financial statements since December 31, 2006, except as disclosed in this Annual Report on Form 20-F.

--78--

ITEM 9               THE OFFER AND LISTING

A.        Offer and Listing Details

Trading Markets

The common shares of the Company are listed on (a) the TSXV Exchange and trade under the symbol KMK, and (b) the OTC Bulletin Board ("OTC-BB") and trade under the symbol KMKCF.

The following is a summary, on an annual basis, of the high and low prices of Continental's shares on the TSX Venture Exchange and the OTC-BB during Continental's last five financial years and any subsequent period:

TSX VENTURE EXCHANGE: KMK			NASDAQ/OTC-BB: KMK
Trading in Canadian Dollars			Trading in United States dollars
	High	Low		High	Low
	($)	($)		(US$)	(US$)
Annual			Annual
2002	0.75	0.18	2002	0.55	0.16
2003	0.84	0.20	2003	0.64	0.16
2004	2.25	0.79	2004	1.70	0.51
2005	2.10	0.94	2005	1.82	0.78
2006	2.96	1.31	2006	2.67	1.17
2007 (to May 31)	2.26	1.55	2007 (to May 31)	1.92	1.31

--79--

The following is a summary, on a fiscal quarter basis, of the high and low prices of Continental's shares on the TSX Venture Exchange and the OTC Bulletin Board during Continental's two most recent financial years and any subsequent period:

TSX VENTURE EXCHANGE: KMK			NASDAQ/OTC-BB: KMKCF
Trading in Canadian Dollars			Trading in United States dollars
	High	Low		High	Low
By Quarter	($)	($)	By Quarter	(US$)	(US$)
Calendar 2005			Calendar 2005
1st Quarter	1.62	1.11	1st Quarter	1.25	0.90
2nd Quarter	1.60	0.94	2nd Quarter	1.30	0.78
3rd Quarter	1.89	1.34	3rd Quarter	1.62	1.09
4th Quarter	2.10	1.50	4th Quarter	1.82	1.16

Calendar 2006			Calendar 2006
1st Quarter	1.84	1.48	1st Quarter	1.59	1.27
2nd Quarter	2.96	1.50	2nd Quarter	2.67	1.29
3rd Quarter	1.90	1.31	3rd Quarter	1.65	1.25
4th Quarter	2.35	1.32	4th Quarter	2.06	1.17

Calendar 2007			Calendar 2007
1st Quarter	2.26	1.55	1st Quarter	1.92	1.31
2nd Quarter (to May 31)	2.12	1.62	2nd Quarter (to May 31)	1.81	1.49

The following is a summary, on a monthly basis, of the high and low prices of Continental's shares on the TSX Venture Exchange and the OTC Bulletin Board during the past six months:

TSX VENTURE: KMK			NASDAQ/OTC-BB: KMKCF
Trading in Canadian Dollars			Trading in United States dollars
	High	Low		High	Low
Monthly	($)	($)	Monthly	(US$)	(US$)
November 2006	1.70	1.47	November 2006	1.49	1.29
December 2006	2.35	1.60	December 2006	2.06	1.39
January 2007	2.26	1.65	January 2007	1.92	1.41
February 2007	2.11	1.55	February 2007	1.80	1.31
March 2007	1.95	1.65	March 2007	1.68	1.40
April 2007	2.12	1.72	April 2007	1.81	1.54
May 2007	1.88	1.62	May 2007	1.71	1.49

B.        Plan of Distribution

Not applicable.

--80--

C.        Markets

The shares of Continental have traded in Canada on the TSX Venture Exchange (formerly the Canadian Venture Exchange and successor to the Vancouver Stock Exchange) since the 1960s (symbol-KMK), and from March 21, 1988 to March 27, 2000 on The Toronto Stock Exchange, when the shares of Continental were de-listed for inability to maintain listing requirements.

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

D.        Selling Shareholders

Not applicable.

E.        Dilution

Not applicable.

F.        Expenses of the Issue

Not applicable.

--81--

ITEM 10               ADDITIONAL INFORMATION

A.        Share Capital

Not applicable.

B.        Articles of Association

Continental was incorporated on February 7, 1962 pursuant to the Companies Act (British Columbia), later the Company Act. Continental's corporate constituting documents were then comprised of its Articles of Association ("Articles") and Memorandum of Incorporation.

The Business Corporations Act (British Columbia) ("BCA") was adopted in British Columbia in 2004 and is now in effect. The Business Corporations Act replaces the Company Act (British Columbia) and adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. There was a mandatory transition process under the Business Corporations Act, so that all companies had to comply with the new regulations. Continental had until March 29, 2006 to file a transition application with the Corporate Registry in British Columbia, which includes bringing its charter documents into conformity with the Business Corporations Act. As part of its transition, Continental filed a Notice of Articles with the British Columbia Registrar of Companies on February 22, 2006.

Under the Business Corporations Act, every "pre-existing company" remained subject to certain "Pre-existing Company Provisions" contained in the Company Act (British Columbia) unless such provisions are removed with the approval of shareholders by way of a special resolution. Such Pre-existing Company Provisions include the following provisions that were relevant to Continental:

  The majority required to pass a special resolution is three-quarters of those votes cast at a properly constituted meeting of shareholders. Under the BCA, a special resolution may be passed with a minimum two-thirds vote; and

  A repurchase or redemption of shares can only be offered pro-rata to all shareholders. This provision has been removed under the BCA.

In order to take full advantage of the flexibility offered by the BCA, Continental's board of directors proposed removal of the Pre-existing Company Provisions in connection with the adoption by Continental of a new form of Articles that incorporates provisions permitted under the BCA. The removal of the Pre-existing Company Provisions required the affirmative vote of not less than three-quarters of the votes cast at a meeting of the shareholders of the Company, present in person or by proxy. This approval of the shareholders by special resolution was obtained at the annual general meeting of the shareholders of Continental held on June 19, 2005. The removal of the Pre-existing Company Provisions became effective upon the filing of a Notice of Alteration to Continental's Articles with the British Columbia Registrar of Companies on February 22, 2006. Continental's shareholders also approved by special resolution the adoption of a new form of Articles (the "Articles"). The Articles were adopted by Continental with a view to updating its charter documents to bring them into line with the Business Corporations Act and incorporating some of the new provisions of the Business Corporations Act. These Articles became effective on February 22, 2006 and are filed as an Exhibit hereto (see Item 19).

The following is a summary of certain material provisions of (i) Continental's Notice of Articles, as amended by the Notice of Alteration approved by shareholders, (ii) Continental's new Articles,

--82--

as adopted by shareholders, and (iii) certain provisions of the Business Corporations Act and related laws applicable to Continental:

1.        Objects and Purposes

Continental's Memorandum and Articles do not specify objects or purposes. Continental is entitled under the Business Corporations Act to carry on all lawful businesses which can be carried on by a natural person.

2.        Directors

Generally

The Directors of Continental are generally empowered, by majority vote, to manage the business and to bind Continental to all manners of agreements and transactions as they see fit, acting in the best interests of Continental. So long as the Preferred Shares are outstanding, Continental directors are restricted from effecting certain kinds of dividends and distributions on the common shares.

Director's power to vote on a proposal, arrangement or contract in which the director is interested.

According to the Business Corporations Act, a director holds a disclosable interest in a contract or transaction if:

1.	the contract or transaction is material to the company;

2.	the company has entered, or proposes to enter, into the contract or transaction, and

3.	either of the following applies to the director:

	a.	the director has a material interest in the contract or transaction;

	b.	the director is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction.

However, the Business Corporations Act also provides that in the following circumstances, a director does not hold a disclosable interest in a contract or transaction if:

1.

the situation that would otherwise constitute a disclosable interest arose before the coming into force of the Business Corporations Act or, if the company was recognized under the Business Corporations Act, before that recognition, and was disclosed and approved under, or was not required to be disclosed under, the legislation that:

	a.	applied to the company on or after the date on which the situation arose; and

	b.	is comparable in scope and intent to the provisions of the Business Corporations Act;

2.	both the company and the other party to the contract or transaction are wholly-owned subsidiaries of the same corporation;

3.	the company is a wholly-owned subsidiary of the other party to the contract or transaction;

--83--

4.	the other party to the contract or transaction is a wholly-owned subsidiary of the company; or

5.	where the director or senior officer is the sole shareholder of the company or of a corporation of which the company is a wholly-owned subsidiary.

The Business Corporations Act further provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because:

1.

the contract or transaction is an arrangement by way of security granted by the company for money loaned to, or obligations undertaken by, the director or senior officer, or a person in whom the director or senior officer has a material interest, for the benefit of the company or an affiliate of the company;

2.	the contract or transaction relates to an indemnity or insurance;

3.

the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of the company or of an affiliate of the company;

4.

the contract or transaction relates to a loan to the company, and the director or senior officer, or a person in whom the director or senior officer has a material interest, is or is to be a guarantor of some or all of the loan; or

5.

the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the company and the director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation.

Under Continental's Articles, a director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which Continental has entered or proposes to enter:

1.	is liable to account to Continental for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act;

2.

is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution;

3.

and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act. No director or intended director is disqualified by his or her office from contracting with Continental either with regard to the holding of any office or place of profit the director holds with Continental or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of Continental in which a director is in any way interested is liable to be voided for that reason

--84--

Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

The compensation of the directors is decided by the directors unless the board of directors requests approval to the compensation from the shareholders by ordinary resolution. The Business Corporations Act provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of Continental or of an affiliate of Continental.

Borrowing powers exercisable by the directors.

Under the Articles, the directors may, on behalf of Continental:

1.        Borrow money in such manner and amount, on such security, from such sources and upon such terms, and conditions as they consider appropriate;

2.        Issue bonds, debentures, and other debt obligations either outright or as a security for any liability or obligation of Continental or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

3.        guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

4.        mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of Continental.

Retirement and non-retirement of directors under an age limit requirement.

There are no such provisions applicable to Continental under its Memorandum or its Articles or the Business Corporations Act.

Number of shares required for a director's qualification.

Directors need not own any shares of Continental in order to qualify as directors.

3.        Rights, Preferences and Restrictions Attaching to Each Class of Shares

Classes of Shares

Continental has two classes of shares, namely common without par value and Non-voting Redeemable Preferred Shares (the "Preferred Share"). The common shares are unlimited in number but the number of Preferred Shares is fixed.

Dividends

Dividends may be declared by the board out of available assets and are paid rateably to holders of common shares but not so long as the Preferred Shares are still outstanding. No dividend may be paid if Continental is, or would thereby become, insolvent. Distributions on the Preferred Shares are limited to and dependent upon the related redemption of Continental's holdings of preferred shares of Gibraltar Mines Limited and any distribution is dependent on the occurrence of events described in Article 27 which govern the Preferred Shares.

Voting Rights

--85--

Each Continental common share is entitled to one vote on matters to which common shares ordinarily vote including the annual election of directors, appointment of auditors and approval of corporate changes. Directors automatically retire at each annual meeting, and may be elected thereat. There are no staggered directorships among Continental's directors. There are no cumulative voting rights applicable to Continental. The Preferred Shares are non-voting.

Rights to Profits and Liquidation Rights

All common shares of Continental participate rateably in any net profit or loss of Continental and share rateably any available assets in the event of a winding up or other liquidation. The interest of the Preferred Shares in the assets of Continental are limited by Article 27 to the value of the preferred shares held by Continental in the capital of Gibraltar Mines Limited, a subsidiary of Taseko Mines Limited. These so-called underlying preferred shares are in turn dependent on a realization (of value) event occurring for Gibraltar in connection with a gold property acquired from Continental in 2001 known as the Harmony Project (on the Queen Charlotte Islands, British Columbia).

Redemption

The Preferred Shares are redeemable at the time Continental redeems its shares in Gibraltar Mines Limited by exchanging them for a number of Taseko Mines Limited shares. This redemption must occur no later that 2011. The common shares are not redeemable.

Sinking Fund Provisions

Continental has no sinking fund provisions or similar obligations which require it to, restrict its assets except for limitations on dealing with its preferred shares in Gibraltar Mines Limited, which are retained for the sole benefit of the holders of Continental's Preferred Shares.

Shares Fully Paid

All Continental shares must, by applicable law, be issued as fully paid for cash, property or services. They are therefore non-assessable and not subject to further calls for payment.

Pre-emptive Rights

There are no pre-emptive rights as a consequence of Continental's Articles or the BCA which provide a right to any person to participate in offerings of Continental's equity or other securities, except as noted below.

With respect to the rights, preferences and restrictions attaching to Continental's common shares, there are generally no significant differences between Canadian and United States law as the shareholders, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of Continental's shares.

However, Taseko Mines Limited, under the terms of the $11,500,000 convertible promissory note issued by the Company August 29, 2006 (Item 4B), will upon conversion of the convertible promissory note, or its redemption, acquire a right of first refusal (the "Pre-Emptive Right") for up to five years, during which time Taseko may purchase up to 50% of any equity or convertible securities, except certain normal course securities offerings and strategic alliances, offered by the Company in a subsequent financing until a maximum of 19.9% of the Company's then outstanding shares, on a fully diluted basis, are held by Taseko. If Taseko fails to exercise the Pre-Emptive Right in regards to any offered securities under a future financing, the Pre-Emptive

--86--

Right thereupon expires. Taseko acquired its pre-emptive right in March 2007, when it redeemed the convertible promissory note and participated in an equity offering of the Company.

4.        Changes to Rights and Restrictions to Shares

The Business Corporations Act provides that a company may, by the type of shareholders' resolution specified by the articles, or, if the articles do not specify the type of resolution, by a special resolution:

i)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

ii)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

Continental's Articles provide that, subject to the Business Corporations Act, Continental may by ordinary resolution:

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that Continental is authorized to issue out of any class or series of shares or establish a maximum number of shares that Continental is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	subdivide or consolidate all or any of its unissued, or fully paid, issued, shares;

(d)	if Continental is authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares; or

(ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value; or

(f)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Act where it does not specify a special resolution.

An ordinary resolution is a resolution of shareholders that is approved by a majority of those votes cast at a properly constituted meeting of shareholders. The Articles provide that a special resolution is a resolution of shareholders that is approved by two thirds (66 2/3%) of those votes cast at a properly constituted meeting of shareholders. The directors are authorized to change the Company's name.

If special rights and restrictions are altered and any right or special right attached to issued shares is prejudiced or interfered with, then the consent of the holders of shares of that class by a special separate resolution will be required.

--87--

The Business Corporations Act also provides that a company may reduce its capital if it is authorized to do so by a court order, or, if the capital is reduced to an amount that is not less than the realizable value of the company's assets less its liabilities, by a special resolution or court order.

Generally, there are no significant differences between British Columbia and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

5.        Meetings of Shareholders

The Articles provide that Continental must hold its annual general meeting once in every calendar year (and being a date not more than 15 months from the last annual general meeting) at such time and place to be determined by the directors of Continental. Shareholders meetings are governed by the Articles of Continental but many important shareholder protections are also contained in the Securities Act (British Columbia) (the "Securities Act") and the British Columbia Corporations Act. The Articles provide that Continental will provide at least 21 days' advance written notice of any meeting of shareholders and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The directors may fix in advance a date, which is no fewer than 21 days prior to the date of the meeting for the purpose of determining shareholders entitled to receive notice of and to attend and vote at a general meeting.

The Securities Act and the British Columbia Corporations Act superimpose requirements that generally provide that shareholders meetings generally require about a 60 day notice period from initial public notice and that Continental makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders. The form and content of information circulars and proxies and like matters are governed by the Securities Act and the British Columbia Corporations Act. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. Continental must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder's determination.

Most state corporation statutes require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder voting and meetings. Apart from the timing of when an annual meeting must be held and the percentage of shareholders required to call an annual meeting or an extraordinary meeting, there are generally no material differences between Canadian and United States law respecting annual meetings and extraordinary meetings.

6.        Rights to Own Securities

There are no limitations under Continental's Articles or in the Business Corporations Act on the right of persons who are not citizens of Canada to hold or vote common shares.

7.        Restrictions on Changes in Control, Mergers, Acquisitions or Corporate Restructuring of the Company

Continental's Articles do not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of Continental. Continental has not implemented any

--88--

shareholders' rights or other "poison pill" protection against possible take-overs. Continental does not have any agreements which are triggered by a take-over or other change of control. There are no provisions in its Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in Continental's material agreements giving special rights to any person on a change in control.

The Business Corporations Act does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of a company. Securities legislation and stock exchange policies applicable to Continental however do require shareholder's approval's for change of control transactions.

Generally, there are no significant differences between British Columbia and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower a company's board of directors to adopt such provisions.

8.        Ownership Threshold Requiring Public Disclosure

The Articles of Continental do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to Continental's shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of Continental but the Securities Act requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales. All insider trading reports filed by Continental's insiders pursuant to Canadian securities legislation are available on the internet at www.sedi.ca.

Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company that is subject to the reporting requirements of the Securities Exchange Act of 1934 to disclose, in its annual reports filed with the Securities and Exchange Commission those shareholders who own more than 5% of a corporation's issued and outstanding shares.

9.        Differences in Law between the US and British Columbia

Differences in the law between United States and British Columbia, where applicable, have been explained above within each category.

10.        Changes in the Capital of the Company

There are no conditions imposed by Continental's Notice of Articles or Articles which are more stringent than those required by the Business Corporations Act.

C.        Material Contracts

Continental has the following material contracts:

1.

On May 29, 2006, the Company signed a merger agreement with Great China, whereby the Company would acquire all of the issued and outstanding shares of Great China, in exchange for shares of Continental. The merger was effective December 15, 2006.

2.

On May 29, 2006, the Company signed a consulting agreement with Zhi Wang, a former director of Great China (now a director of the Company), whereby Mr. Wang agreed to provide consulting services to the Company, to assist in obtaining the necessary mining permits for commercial mining at the Xietongmen Property. Upon receipt of all

--89--

necessary permits, the Company has agreed to issue 2,500,000 units (consisting of one common share and one warrant), each warrant exercisable at $1.59 for one year from receipt of permits.

3.	On August 29, 2006, the Company issued to Taseko an $11,500,000 convertible promissory note of the Company (the "Note"). See Item 4.B.2.

4.

On November 3, 2006, the Company signed an exploration right transfer agreement with a company controlled by a former Great China director, by way of which the Banongla property exploration license was transferred to the Company.

5.	On December 8, 2006 the Company signed share purchase agreements with former Great China shareholders, pursuant to which the Company acquired Top Mining Limited and Skyland Mining Limited.

6.

In February 2007, the Company entered into a framework agreement with Jinchuan for equity financing, capital financing, concentrate off-take and other mine building support for the Xietongmen project. Pursuant to the agreement, in March 2007, Jinchuan purchased 10,000,000 units of the Company, at a price $1.80 per unit, for gross proceeds of $18,000,000. Jinchuan also agreed to provide assistance in arranging for 60% of the required capital financing in the form of debt and contributing 30% of required capital financing (net of any equity subscriptions) for the Xietongmen project in the form of debt and/or equity.

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

The Investment Act generally prohibits implementation of a "reviewable" investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (ie. a "non-Canadian"), unless after review the Director of Investments appointed by the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in Continental's common shares by a non-Canadian (other than a "WTO investor" as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Continental was not controlled by a WTO investor, would be reviewable under the Investment Act if it was an

--90--

investment to acquire control of Continental and the value of the assets of Continental, as determined in accordance with the regulations promulgated under the Investment Act, was over Cdn$5 million, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Continental. An investment in the common shares by a WTO investor, or by a non-Canadian when Continental was controlled by a WTO investor, would be reviewable under the Investment Act if it was an investment to acquire control of Continental and the value of the assets of Continental, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, for 2007 is Cdn$281 million. A non-Canadian would acquire control of Continental for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of control of Continental unless it could be established that, on the acquisition, Continental was not controlled in fact by the acquiror through the ownership of the common shares.

The foregoing assumes Continental will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service or is a cultural business, as the rules under the Investment Act governing those businesses are different.

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

E.        Taxation

The following, in management's understanding, summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of common shares by a holder (in this summary, a "U.S. Holder") who, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm's length with Continental, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act, including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current

--91--

administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. This summary does not take into account provincial, U.S., state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder's particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

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

United States Tax Consequences

United States Federal Income Tax Consequences

The following is, in management's understanding, a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Continental. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (see "Taxation – Canadian Federal Income Tax Consequences" above). Accordingly, holders and prospective holders of common shares of Continental should consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Continental, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently

--92--

applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of Continental who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or any political subdivision thereof which has elected to be treated as a corporation for United States income tax purposes (under Treasury Regulation section 301.7701 -3), an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of Continental. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

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

--93--

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

Under current Treasury Regulations, dividends paid on Continental common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Continental common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Continental may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to two specific classes of income: "passive income, and "general income". Dividends distributed by Continental will generally constitute "passive income" for these purposes. Prior to January 1, 2007, there were nine specific classes of income rather than the two stated here. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Continental should consult their own tax advisors regarding their individual circumstances.

--94--

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

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. In the event that Continental qualifies as a PFIC for the fiscal year ending December 31, 2006, or in future fiscal years, each U.S. Holder of Continental is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

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

--95--

the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which Continental is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a "timely" QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Continental qualified as a PFIC in a prior year during the U.S. Holder's holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Continental is a controlled foreign corporation, the U.S. Holder's pro rata share of Continental's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Continental's first tax year in which Continental qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an "Electing U.S. Holder." A U.S. Holder who holds common shares at any time during a year of Continental in which Continental is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a "Non-Electing U.S. Holder". An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Continental common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Continental's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as "personal interest" that is not deductible.

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

--96--

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Continental common shares and (ii) certain "excess distributions," as defined in Section 1291(b), by Continental.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Continental common shares and all excess distributions on his Continental common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder's period prior to the first day of the first year of Continental (i) which began after December 31, 1986, and (ii) for which Continental was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If Continental is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Continental common shares, then Continental will continue to be treated as a PFIC with respect to such Continental common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Continental common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Continental common shares. A U.S. Holder who makes the mark-to market election will include in income for each taxable year as ordinary income for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Continental as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Continental included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of Continental will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Continental common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should

--97--

consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of Continental are marketable for these purposes or whether the election will be available.

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

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called "indirect disposition" of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by Continental (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a dilution of the U.S. Holder's proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by Continental (or an intermediate entity or the lower tier PFIC). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from Continental and does not dispose of its common shares.

Continental strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to Continental common shares while Continental is a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

--98--

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

I.        Subsidiary Information

The corporate structure is presented in Item 4.C of this Form 20-F. The Company has several Cayman Island and British Virgin Islands subsidiaries established to hold and to facilitate funding of the Xietongmen project. All subsidiaries are 100% owned by the Company and have constating documents appropriate for their purpose.

--99--

The Cayman Island subsidiaries are N7C Resources Inc., N8C Resources Inc., Top Mining Limited, and Skyland Mining Limited.

Other subsidiaries include Highland Mining Inc, a company incorporated in the British Virgin Islands.

The Company has three subsidiaries incorporated in the People's Republic of China, namely Tibet Xi Hua Mining Development Inc., Tibet Jiaertong Mining Development Inc., and Tibet Tian Yuan Minerals Exploration Ltd. Their primary purpose is to hold the Xietongmen Property.

--100--

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

While Continental incurs some of its exploration expenditures in Canadian dollars, many are incurred in Chinese currency, and consequently is subject to exchange rate risk.

Continental typically holds most of its funds in Canadian dollars and reports the results of its operations in Canadian dollars. As such, the Company is exposed to exchange rate sensitivity, to the extent that the Canadian dollar fluctuates with the Chinese currency. Continental's liabilities are denominated in Canadian dollars and Chinese currency and the Company has no significant commitments in other currencies.

The Company does have US$2 million owing as a result of the acquisition of the surrounding properties, payable in US dollars, at a rate of US$500,000 per year.

The Company currently does not engage in foreign currency hedging.

(c)        Interest Rate Risk

Other than a $1.5 million loan owing to HDI, the $11.5 million promissory note, and a US$2 million ($2.3 million) debt as a result of the acquisition of the surrounding properties, the Company has no debt, other than routine accounts payable.

During the year ended December 31, 2006, the Company borrowed $1.5 million from HDI at a fixed interest rate of 8%. In addition, the Company issued to a related party, Taseko Mines Limited a one-year, 16%, convertible promissory note. Interest on the promissory note is payable in either cash or common shares of the Company, at the option of the promissory note holder.

No interest is chargeable on the US$2 million ($2.3 million) debt.

Due to the fact that the Company's borrowings are all short-term in nature and are at fixed rates of interest, the Company is not subject to significant interest rate risk.

(d)        Commodity Price Risk

While the value of Continental's resource properties can always be said to relate to the price of copper and gold metals and the outlook for same, Continental does not have any operating mines and hence, does not have any hedging or other commodity based operational risks respecting its business activities.

--101--

ITEM 12               DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

--102--

PART II

--103--

ITEM 13               DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14               MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

--104--

ITEM 15               CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2006. This evaluation was carried out under the supervision and with the participation of the Company's Chief Executive Officer, Gerald S. Panneton, and the Company's Chief Financial Officer, Jeffrey R. Mason. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Securities and Exchange Commission (the "SEC"). There have been no changes in the Company's internal controls, or in other factors that significantly affected or could significantly affect internal controls, subsequent to the date the Company carried out the evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Company's most recently completed fiscal year ended December 31, 2006, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

The term "internal control over financial reporting" is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

--105--

ITEM 16.               AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS, AND PRINCIPAL ACCOUNTANT FEES AND SERVICES.

ITEM 16A.            AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Mr. Rene Carrier, a member of the audit committee of the Company, qualifies as a "financial expert" based on his education and experience analyzing and evaluating financial statements. Mr. Carrier is independent, as the term is defined by the American Stock Exchange.

ITEM 16B.            CODE OF ETHICS

The Company has a Code of Ethics in place that applies to the principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions, which can be viewed at the Company's website, www.continentalminerals.com.

ITEM 16C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services:

Nature of Services	Fees Paid to Auditor in Year Ended December 31, 2006	Fees Paid to Auditor in Year Ended December 31, 2005
Audit Fees	$ 236,000	$50,000
Audit-Related Fees(1)	$ 8,000	–
Tax Fees	$79,000	$16,000
All Other Fees	–	–
Total	$ 323,000	$66,000

Note:

(1)

"Audit Fees" include fees billed for professional services rendered by the principal accountant for the audit of the registrant's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

(2)

"Audit-Related Fees" include fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the registrant's financial statements and are not reported under (1) above.

(3)

"Tax Fees" include fees billed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. The specific services received included a review of the annual corporate tax return for tax compliance, together with a review of the tax structure related to the Company's Chinese operations.

(4)	"All Other Fees" include fees billed for products and services provided by the principal accountant, other than the services reported in (1), (2) or (3) above.

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution

--106--

authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors. All non-audit services received in 2006 were pre-approved by the Audit Committee.

ITEM 16D.            EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.            PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

--107--

PART III

--108--

ITEM 17               FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)

Report of Independent Registered Public Accounting Firm on the consolidated balance sheets as at December 31, 2006 and 2005, and the consolidated statements of operations, deficit and cash flows for each of the years in the three year period ended December 31, 2006;

(2)	Consolidated balance sheets as at December 31, 2006 and 2005;

(3)	Consolidated statements of operations for each of the years in the three year period ended December 31, 2006;

(4)	Consolidated statements of deficit for the periods referred to in (3) above.

(5)	Consolidated statements of cash flows for the periods referred to in (3) above;

(6)	Notes to the consolidated financial statements;

--109--

ITEM 18               FINANCIAL STATEMENTS

Not applicable. See Item 17.

--110--

ITEM 19               EXHIBITS

The following exhibits are included with this Annual Report on Form 20-F:

Exhibit	Description of Exhibit
Number

1.1	Notice of Articles and Articles of Incorporation of Continental (1)

4.1	Geological, Management and Administration Services Agreement between Continental and Hunter Dickinson Inc. dated December 31, 1996 (1)

4.2	2005 Continental Share Option Plan dated for reference June 14, 2005 (2)

4.3	2006 Continental Share Option Plan(3)

4.4	Merger Agreement and Plan of Merger dated May 29, 2006 (1)

4.5	Post-Merger Agreement between Continental and Wang Zhi dated May 29, 2006 (1)

4.6	Amendment to Merger Agreement dated September 12, 2006 (4)

4.7	Amendment to Plan of Merger dated September 12, 2006 (4)

4.8	Form of Great China Shareholder Letter Agreement (1)

4.9	Form of Termination Agreement in respect of 43 Non-Core Properties (1)

4.10	Form of Convertible Secured Promissory Note to be issued by Continental to Taseko Mines Limited (5)

11.1	Continental Code of Ethics (6)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(3)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(3)

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002(3)

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002 (3)

99.1	Audited financial statements as at December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005 and 2004, and auditors’ report thereon. (3)

(1)	Incorporated by reference from our Registration Statement on Form F-4 originally filed with the SEC on June 30, 2006.

--111--

(2)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2004, originally filed with the SEC on June 30, 2005.

(3)	Filed as an exhibit to this Annual Report on Form 20-F.

(4)	Incorporated by reference from our Amendment No. 2 to the Registration Statement on Form F-4/A originally filed with the SEC on September 28, 2006.

(5)	Incorporated by reference from our Amendment No. 1 to the Registration Statement on Form F-4/A originally filed with the SEC on August 25, 2006.

(6)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2003, originally filed with the SEC on June 4, 2004 and as amended on December 8, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONTINENTAL MINERALS CORPORATION

/s/ Jeffrey R. Mason
___________________________________
JEFFREY R. MASON
Director, Chief Financial Officer and Secretary

DATED:             June 21, 2007