Form 20-F
period 2007-12-31
CONTINENTAL MINERALS CORP
filed 2008-06-30
CIK 782879

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

N/A
(Title of Class)

Number of outstanding shares of each of the issuer's classes of capital or common stock on December 31, 2007.

129,053,041Common Shares Without Par Value
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
See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [   ]                               Accelerated filer [X]                                 Non-accelerated filer [   ]

Indicate by check mark which financial statement item the registrant has elected to follow.

[X]  Item 17   [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[   ] Yes   [X]  No

T A B L E O F C O N T E N T S

--3--

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

Except as noted, the information set forth in this Annual Report is as of June 25, 2008 and all information included in this document should only be considered correct as of such date.

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

--4--

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

--5--

sulphide minerals	Pyrite and pyrrhotite (iron sulphides), chalcopyrite (copper sulphides), sphalerite (zinc sulphide), galena (lead sulphide), molybdenite (molybdenum sulphide).

veinlet-hosted	In this case, the metals of interest are contained within small veins, which are linear cracks or structures within the rocks.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements appear in a number of different places in this Annual Report and can be identified by words such as "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. The statements, including the statements contained in Item 3D "Risk Factors", Item 4B "Business Overview", Item 5 "Operating and Financial Review and Prospects" and Item 11 "Quantitative and Qualitative Disclosures About Market Risk", are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Forward-looking statements include statements regarding the outlook for the Company's future operations, plans and timing for its mine development and exploration programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. The Company's actual results may differ materially from those in the forward-looking statements due to risks facing the Company or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

  general economic and business conditions, especially investors' attitudes to junior resource exploration issuers and their willingness to fund them;

  prices of metals, costs associated with mineral exploration and mine development and other economic conditions;

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

--6--

PART 1

--7--

ITEM 1               IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.            Directors and Senior Management

Not applicable.

B.            Advisors

Not applicable.

C.            Auditor

Not applicable.

--8--

ITEM 2                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

--9--

ITEM 3                KEY INFORMATION

A.            Selected Financial Data

The following tables summarize selected financial data for Continental extracted from Continental's audited consolidated financial statements for the last five fiscal years ended December 31, 2007, 2006, 2005, 2004 and 2003.

Continental's annual financial statements have been audited by its current independent registered public accounting firm, KPMG LLP, Chartered Accountants. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Note 13 to the 2007 annual consolidated financial statements provides descriptions of the material measurement differences between Canadian GAAP and United States generally accepted accounting principles ("US GAAP") as they relate to Continental and reconciliation to US GAAP of Continental's consolidated financial statements.

The following selected financial data is presented in Canadian dollars.

Canadian GAAP

	As at December 31
			(Cdn$)
Balance Sheet Data	2007	2006	2005	2004	2003

Equipment	548,280	523,327	132,241	–	–
Mineral property interests	117,287,309	112,747,309	1,903,525	–	–
Total assets	151,756,440	116,101,170	6,454,587	7,504,357	2,980,415
Total liabilities	29,750,170	45,378,116	1,445,226	354,239	169,290
Working capital (deficit)	30,671,980	(13,863,633)	3,918,474	7,150,117	2,811,125
Share capital	175,044,539	107,421,628	19,465,518	10,843,269	3,279,360
Deficit	(63,718,354)	(41,717,265)	(15,001,192)	(6,420,405)	(821,088)
Net assets	122,006,270	70,723,054	5,009,361	7,150,118	2,811,126
Shareholders' equity	122,006,270	70,723,054	5,009,361	7,150,118	2,811,126
Number of common shares
outstanding at year end	129,053,041	91,239,417	47,306,185	37,629,851	26,145,352

--10--

	Year ended December 31
			(Cdn$)
Statement of Operations Data	2007	2006	2005	2004	2003

Interest income	$858,891	$56,668	$142,887	$119,588	$5,754
General and administrative
expenses	5,095,661	4,672,632	1,641,857	994,938	251,125
Exploration expenditure	16,170,355	19,226,242	6,113,320	2,139,062	–
Stock-based compensation	2,541,488	2,610,538	815,321	2,435,995	352,854
Foreign exchange loss (gain)	(1,988,158)	263,329	153,176	148,910	–
Loss on extinguishment of debt	475,000	–	–	–	–
Loss for the year	21,435,455	26,716,073	8,580,787	5,599,317	598,225
Loss per common share	0.18	0.51	0.22	0.17	0.03

US GAAP

	As at December 31
			(Cdn$)
Balance Sheet Data	2007	2006	2005	2004	2003

Total assets	$165,270,326	$129,615,056	$19,968,473	$21,018,243	$16,494,302
Total liabilities	43,264,056	59,357,636	14,959,112	13,868,125	13,683,176
Share capital	195,424,376	127,801,465	39,845,355	31,223,106	23,659,197
Deficit	(83,495,248)	(62,209,113)	(35,723,338)	(27,142,551)	(21,543,234)
Net assets	122,006,270	70,257,420	5,009,361	7,150,118	2,811,126
Shareholders' equity	122,006,270	70,257,420	5,009,361	7,150,118	2,811,126
Number of common shares
outstanding at year end	129,053,041	91,239,417	47,306,185	37,629,851	26,145,352

	Year ended December 31
			(Cdn$)
Statement of Operations Data	2007	2006	2005	2004	2003

Interest income	$858,891	$56,668	$142,887	$119,588	$5,754
General and administrative
expenses	5,095,661	4,442,334	1,641,857	994,938	251,125
Exploration expenditure	16,170,355	19,226,242	6,113,320	2,139,062	–
Stock-based compensation	2,292,168	2,610,538	815,321	2,435,995	352,854
Foreign exchange loss (gain)	(1,988,158)	263,329	153,176	148,910	–
Loss on extinguishment of debt	575,000	–	–	–	–
Loss for the year	21,286,135	26,485,775	8,580,787	5,599,317	598,225
Loss per common share	0.18	0.50	0.22	0.17	0.03

--11--

See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for further details, including note 13, which reconciles Canadian GAAP to US GAAP.

The Company has not declared or paid any dividends since incorporation.

Currency and Exchange Rates

On June 25, 2008, the Federal Reserve noon rate for Canadian Dollars was US$1.00 to Cdn$1.0211. The following tables set out the exchange rates, based on the buying rates posted on the Bank of Canada website (www.bankofcanada.ca) for the conversion of US Dollars into Canadian Dollars.

	For year ended December 31
	2007	2006	2005	2004	2003
End of Period	$0.9881	$1.1654	$1.1659	$1.2036	$1.2924
Average for the Period	$1.0748	$1.1341	$1.2116	$1.3015	$1.3402
High for the Period	$1.1853	$1.1794	$1.2555	$1.3968	$1.5747
Low for the Period	$0.9170	$1.0948	$1.1610	$1.1774	$1.2924

Monthly Low and High Exchange Rate
	Low	High
June 2008 (to June 25, 2008)	$ 1.0013	$ 1.0282
May 2008	$ 0.9844	$ 1.0189
April 2008	$ 1.0025	$ 1.0270
March 2008	$ 0.9842	$ 1.0279
February 2008	$ 0.9719	$ 1.0190
January 2008	$ 0.9905	$ 1.0324
December 2007	$ 0.9785	$ 1.0217

Exchange rates are based upon the noon buying rate in foreign currencies as noted by the Bank of Canada.

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

--12--

is aware of or that the Company currently believes are immaterial may become important factors that affect the Company's business. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and the investor may lose all of his or her investment.

Investors should not place undue reliance on the Xietongmen Feasibility Study

The Xietongmen Feasibility Study was prepared to quantify the capital and operating cost parameters and to determine the project’s likelihood of feasibility and optimal production rate. The capital and operating cost estimates which were used have been developed based on detailed capital cost to production level relationships.

The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the ultimate feasibility of the Xietongmen Project. The mineralized material at the Xietongmen Project is currently classified as a measured and indicated resource. Although final feasibility work has been done to confirm the mine design, mining methods and processing methods proposed in the Feasibility Study, construction and operation of the mine and processing facilities depend on securing a mining license and other permits on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, final costs could be materially different from those contained in the Feasibility Study. There can be no assurance that infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity.

The Feasibility Study assumes specified, long-term price levels for copper of US$1.50/lb and gold of US$500/oz and a silver price of US$8.50/oz. The prices of these metals have historically been volatile, and the Company has no control of or influence on these prices, which are determined in international markets. There can be no assurance that the prices of copper, gold and silver will remain at current levels or that it will not decline below the prices assumed in the Feasibility Study. Prices for copper, gold and silver have been below the price ranges assumed in Feasibility Study at times during the past ten years, and for extended periods of time. The project will require major financing, and will likely consist of a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms.

Other general risks include those typical of very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.

Continental has included mineral resource and mineral reserve estimates that have been made in accordance with Canadian National Instrument 43-101. These estimates are classified as "measured resources" and "indicated resources" and “proven reserves” and “probable reserves”. Continental advises investors that while the terms "measured resources" and "indicated resources" are recognized and required by Canadian securities regulations, the U.S. Securities and Exchange Commission does not recognize these terms. In addition, the “proven reserves” and “probable reserves” may not conform to the definitions for those categories under Industry Guide 7.

All amounts of mineral resources are estimates only, and Continental cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be

--13--

realized. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in the quantity of mineralization, grade or stripping ratio, or metal prices may affect the economic viability of Continental's properties. In addition, Continental cannot be certain that metal recoveries obtained from small-scale laboratory tests will be duplicated in larger scale tests, under on-site conditions or during production.

Continental must continue to maintain the exploration licenses that comprise the Company's mineral properties in good standing in order to maintain its rights to continue exploration and, if warranted, the development of the Xietongmen Property.

The Xietongmen Property is comprised of exploration licenses that have been granted under Chinese mining law. Continental must pay annual fees and incur prospecting expenditures in accordance with government regulations in order to maintain the licenses in good standing. Continental's failure to maintain the concessions that comprise the Xietongmen Property in good standing could cause it to lose its interest in these mineral properties, with the result that Continental would lose its rights to continue exploration and to develop of the Xietongmen Property.

As Continental has no history of earnings and no foreseeable earnings, Continental may never achieve profitability or pay dividends.

Continental has a long history of losses and there can be no assurance that Continental will ever be profitable. Continental has paid no dividends on its shares since incorporation. Continental presently has no ability to generate earnings as its mineral properties are in the development and exploration stage. If Continental is successful in developing the Xietongmen Property, Continental anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. Continental does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of Continental's board of directors, which will take into account many factors including Continental's operating results, financial condition and anticipated cash needs. For these reasons, Continental may never achieve profitability or pay dividends.

Continental's consolidated financial statements have been prepared assuming Continental will continue on a going concern basis, but there can be no assurance that Continental will continue as a going concern.

Continental's consolidated financial statements have been prepared on the basis that Continental will continue as a going concern. At December 31, 2007, Continental had a working capital of approximately $31 million, compared to a working capital deficiency of $14 million as at December 31, 2006. In February and March 2007, the Company issued additional common shares through private placements to raise $38 million additional funds (net of repayment of the convertible promissory note) to continue its exploration program at the Xietongmen project. The Company received approximately $18 million in net proceeds from the exercise of options and warrants during 2007 of which $18 million was derived from the 8 million warrants exercised by Jinchuan in November 2007. The total expenditures for 2007, excluding non-cash items such as stock-based compensation, amortization, foreign exchange and loss on extinguishment, amounted to approximately $20 million. The ability of the Company to carry out its planned business obligations depends on its ability to raise adequate financing from lenders, shareholders and other investors. There can be no assurances that Continental

--14--

will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If Continental is unable to obtain adequate additional financing, Continental will be required to curtail operations and mine development and exploration activities. Furthermore, failure to continue as a going concern would require that Continental's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

Continental will require significant additional financing in order to construct a mining operation at the Xietongmen Property.

Continental will need to raise additional financing to construct a mining operation at the Xietongmen Property. Continental will have to seek additional funds through public and private share offerings, arrangements with corporate partners, or debt financing. There can be no assurance that Continental will be successful in its efforts to raise these required funds, or on terms satisfactory to it. Further, there is no assurance that the framework agreement entered into with Jinchuan will result in project financing for a mine on the Xietongmen property. The development of Continental's business will depend upon Continental's ability to ultimately develop positive cash flow from operations and reach profitable operations. Continental currently is in the exploration and mine development stage and has no revenue from operations and is experiencing significant negative cash flow. Accordingly, the only other sources of funds presently available to Continental are through the sale of equity and debt capital. Continental may finance its business by offering an interest in its mineral properties, to be earned by another party or parties carrying out further exploration and development thereof, although this is not presently intended. If Continental is unable to raise additional financing at this stage it would result in the inability of Continental to place the Xietongmen Property into production and recover its investment.

If prices for gold and copper decline, Continental may not be able to raise the additional financing required to fund its development activities at the Xietongmen Property.

The ability of Continental to raise financing to fund the development of the Xietongmen Property, will be significantly affected by changes in the market price of the metals it mines or explores for. The prices of gold and copper are volatile, and are affected by numerous factors beyond Continental's control. The level of interest rates, the rate of inflation, the world supplies of and demands for gold and copper, and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of gold and copper have fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration and /or development of gold and copper properties, with the result that Continental may not have sufficient financing with which to fund its exploration and mine development activities. In this event, Continental may not be able to carry out planned exploration activities and, if warranted, development of the Xietongmen Property with the result that Continental may have to curtail its plan of operations.

--15--

The exercise of outstanding options and share purchase warrants issued by Continental will result in the issuance by Continental of additional common shares and the unrestricted resale of these additional common shares may have a depressing effect on the current trading price of Continental's common shares.

At June 25, 2008 there were approximately 11 million options and 1.5 million warrants of Continental outstanding. Dilutive securities represent approximately 9.7% of Continental's issued shares as at June 25, 2008. The exercise of the outstanding options and warrants will result in the issue by Continental of additional common shares and the unrestricted resale of these additional common shares may have a depressing effect on the current trading price of Continental's common shares.

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

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Continental may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities would result in increases in Continental's operating expenses which may, in turn, have a material adverse effect on Continental's financial position and its results of operations. Although Continental maintains liability insurance in amounts which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Continental might not elect to insure itself against such liabilities due to high premium costs or other

--16--

reasons, in which event Continental could incur significant liabilities and costs that could materially increase Continental's operating expenses.

Continental may lose the ability to continue development of the Xietongmen Property in the event that it does not own valid title to its mineral claims.

Continental holds a 100% interest in mineral claims that comprise the Xietongmen Property. Continental's ownership of these minerals should not be construed as a guarantee that title to such interests will not be challenged or impugned. The mineral claims may be subject to prior unregistered agreements or transfers or claims on title, and title may also be affected by undetected defects. If Continental does not have valid title to its mineral claims, then it may lose the rights to develop the Xietongmen Property.

Political instability and uncertainty in Tibet, People's Republic of China, could increase the cost to Continental of carrying out its plan of operations, delay its exploration and development activities, and make it more difficult for Continental to obtain additional financing.

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

Continental is required to carry out its development activities in accordance with Chinese national and provincial legislation and regulations. Continental is conducting its exploration activities on the Xietongmen Property in compliance with current applicable mining permit and exploration requirements. Changes in government legislation, including changes in environmental regulations or land claims, or the adoption of new legislation governing mining operations, ownership of mineral properties or environmental protection could increase the cost to Continental of the Xietongmen Property, or could preclude Continental from proceeding with its development activities. Continental is not aware of any specific new or adverse environmental legislation proposed in China. However, it is not possible to assess with any certainty the potential impact of such possible future regulation.

The adoption of stricter environmental legislation governing the Xietongmen Property could increase the costs to Continental of developing the Xietongmen Property and could delay these activities.

Continental must comply with applicable environmental legislation in carrying out its development of the Xietongmen Property. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and

--17--

a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to Continental of the Xietongmen Property. Further, compliance with stricter environmental legislation may result in delays to Continental's exploration and, if warranted, development activities.

As Continental conducts its Chinese mineral exploration activities through foreign subsidiaries, any limitation imposed by any government or legislation on the transfer of assets and cash between Continental and its subsidiaries could restrict Continental's ability to fund its operations efficiently.

Continental conducts its operations through foreign subsidiaries and substantially all of its assets, other than cash, are held in such entities. Accordingly, limitations on the transfer of cash or other assets between the parent company and such entities, or among such entities, could restrict Continental's ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist in the future, could have an adverse impact upon Continental's valuation and stock price.

If Continental loses the services of the independent contractors that it engages to undertake its exploration, then Continental's plan of operations may be delayed or be more expensive to undertake than anticipated.

Continental's success depends to a significant extent on the performance and continued service of certain independent contractors, including Hunter Dickinson Services Inc. ("HDSI"). The Company has access to the full resources of HDSI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the various opportunities. However, the Company does not have the right to require HDSI to bring to the Company all corporate opportunities that come to HDSI's attention. Continental has contracted the services of professional drillers and other contractors for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could result in the exploration and mine development activities planned to be undertaken by Continental being delayed or being more expensive to undertake than anticipated.

If Continental's directors cause it to enter into transactions in which its officers and/or directors have an interest, Continental may enter into transactions that are on less favorable terms than would be negotiated with an arm's length party.

The success of the activities of Continental is dependent to a significant extent on the efforts and abilities of its management. Investors must be willing to rely to a significant extent on their discretion and judgment. However, most directors and officers of Continental are part-time and also serve as directors and officers of other similar companies involved in natural resource development, and Continental does not maintain key employee insurance on any of its employees. Accordingly, it may occur that properties will be offered to both Continental and such other companies. Furthermore, those other companies may participate in the same properties as those in which Continental has an interest. As a result, there may be situations which involve a conflict of interest. In that event, the directors would not be entitled to vote at meetings of directors which evoke any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts might arise and will at all times use their best efforts to act in the best interests of Continental. If Continental's directors cause

--18--

it to enter into transactions in which its officers and/or directors have an interest, Continental may enter into transactions that are on less favorable terms than would be negotiated with an arm's length party.

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

--19--

The Fluctuations of Foreign Currency Could Have a Negative Impact on Continental.

The Company's cash reserves and expenditures may be significantly affected by changes in the Canadian dollar to Chinese renminbi (colloquially, the "yuan") exchange rate. The Chinese yuan to US dollar rate is a floating exchange rate and the fluctuations may have adverse consequences to Continental. The Canadian dollar/US dollar exchange rate has varied significantly over the last several years.

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

--20--

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

Overview

The Company is engaged in the acquisition, exploration and, if warranted, development of properties located in the Tibet Autonomous Region of the People's Republic of China (the "PRC"). The Company is the current owner of a 100% interest in the Xietongmen Property in the PRC which is comprised of the following exploration licenses:

Properties/Permits	Permit Expiry	Area (sq. km)	Certificate No.
Xiongcun	2008-Oct-10	12.89	0100000630293
Laze	2008-Sep-29	109.43	5400000720922
Total properties:	2	Total area (sq. km):	122.32

Three exploration licenses (Zemuduola, Banonla, and Donggapu) have been merged into one, called Laze, shown above. The Xietongmen deposit is located on the Xiongcun exploration license.

Continental acquired the right to earn an interest in the Xietongmen Property in 2004. At that time and until completion of merger with Great China, the Xietongmen Property was comprised only of the Xiongcun exploration license. Continental completed exploration programs on the Xietongmen Property in 2005, 2006 and 2007. Continental earned an initial 50% interest in the Xietongmen Property pursuant to an option agreement between Continental and Great China Mining Inc. ("Great China") in December 2005. Continental increased this interest to a 60% interest in early 2006. Continental acquired 100% ownership of the Xietongmen Property in December 2006 when it acquired Great China in a merger transaction (the "Merger").

Continental completed an initial feasibility study on the Xietongmen Property in mid 2007 to evaluate the commercial development of a mine on the Xietongmen Property for the production of copper and gold.

Continental's exploration activities are conducted in the People's Republic of China, and the Company is administered from British Columbia pursuant to a management services agreement between Continental and Hunter Dickinson Services Inc. ("HDSI"). HDSI provides both cost and expertise advantages to the public companies that own it through access to a shared multidisciplinary team of mining and financial professionals, as described in greater detail below

--21--

under "Business Overview – Association with Hunter Dickinson Services Inc.". This includes: management capability, geological, engineering and environmental expertise, financial acumen, and administrative and support services. HDSI provides its services to Continental and the other nine public companies that own it on a full cost recovery basis, without profit to HDSI.

Acquisition of the Xietongmen Property

Original Option Agreement

In February 2004, HDSI reached an interim option agreement with Great China (named "China NetTV Holdings Inc." at the time), pursuant to which HDSI acquired the right to earn-in to either a 50% or a 60% direct working interest in the Xietongmen Property (the "Interim Option Agreement"). This agreement was assigned to Continental in February, 2004 at no additional cost and without any consideration given to HDSI.

At that time and until completion of merger with Great China, the Xietongmen Property was comprised only of the Xiongcun exploration license.

From the onset of discussions with Great China it was the intention of HDSI, in providing services to Continental, to eventually assign its interest in the Xietongmen Property to Continental. Continental did not make any payments to HDSI specifically for the services provided in connection with the acquisition and assignment of the Xietongmen Property, but rather paid HDSI for all services in the normal course as described above.

In November 2004, Continental and Great China restructured the working interest option to instead give Continental an option to buy shares in Highland Mining Inc., a British Virgin Islands company, which by then indirectly owned the Xietongmen Property through Tibet Tian Yuan Minerals Exploration Ltd. ("Tian Yuan"), a private Chinese subsidiary (the "Preliminary Option Agreement"). The option arrangements were restructured in order to facilitate investment in China using a Chinese company which is a wholly foreign-owned enterprise ("WFOE"). Investment in the Xietongmen Property through a WFOE eases the logistics of capital to and from the property and provides special tax treatment, as described below under "Organizational Structure – Chinese Subsidiaries". Great China formed Highland Mining Inc. to serve as the vehicle whose prime purpose is to own Tian Yuan, the Chinese company that serves as the WFOE that holds 100% of the exploration rights to the Xietongmen Property. Under the restructured arrangements, Continental acquired options to earn 50% or 60% of the shares of Highland Mining Inc.

In December 2004, a formal option agreement (the "Option Agreement") was finalized and received regulatory approval and a shareholders' agreement for Highland Mining Inc. was finalized. The Option Agreement replaced the Preliminary Option Agreement. Under the Option Agreement, Continental acquired options to earn up to a 60% interest in Highland as follows:

Continental could earn an initial 50% interest in Highland (the "First Option") by paying initial option payments totalling US$2 million, comprising US$1.2 million upon receipt of regulatory approvals, which was paid in December 2004; and the US$0.8 million balance within one year, which was paid in December 2005; and funding Highland to allow it to conduct a further US$5 million of exploration on the Xietongmen Project.

Upon acquisition of 50% of Highland, Continental could increase its interest in Highland to 60% (the "Second Option") by funding a further US$3 million in exploration expenditures on the Xietongmen Property within the ensuing year.

--22--

Continental assigned its rights under the Option Agreement to N8C Resources Inc. ("N8C"), an indirect wholly-owned Cayman subsidiary. Continental owns 100% of the shares of Cayman corporation, N7C Resources Inc. ("N7C"), which in turn owns 100% of N8C which itself held the options under the Option Agreement. Continental funded its investment in Highland via N7C and N8C.

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

The discussions and merger negotiations commenced in February 2006, and in April 2006, Continental and Great China entered in a Letter of Intent dated April 7, 2006 which set out the business terms of the Merger and certain other transactions that are referred to as the "Related Transactions". The Related Transactions included:

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

--23--

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

  Continental issued an aggregate of 1.5 million units and paid a total of $3,250,000 for the acquisition of the Donggapu, Zemoduola and Banongla properties, as described below under "Acquisition of the Surrounding Properties; and

  Continental issued 2.5 million units to Mr. Zhi Wang pursuant to the Post-Merger Agreement, as described in greater detail below under "Post-Merger Agreement with Mr. Zhi Wang.

Acquisition of the Surrounding Properties

Concurrent with the completion of the Merger and as contemplated in the Merger Agreement, Continental acquired the exploration rights for the Donggapu, Zemoduola and Banongla

--24--

properties located in Tibet, China, which total 109 square km and which surround the Xietongmen Property. Great China held rights to earn interests in these three properties pursuant to property option and lease agreements.

The Donggapu property was acquired through the purchase of all of the shares of Top Mining Limited, a company incorporated under the laws of the Cayman Islands. The Zemoduola property was acquired through the purchase of the shares of Skyland Mining Limited, another Cayman company. The Banongla property was acquired through the transfer of its exploration rights from Zhuolangji to Tian Yuan. Top Mining Limited and Skyland Mining Limited are companies that were controlled by Zhi Wang, Guangmin Zhu, Xiaofei Qi, and other parties related to Great China, and the consideration for the acquisition of these properties was paid to them. The consideration paid for the three mineral properties included 1.5 million units of Continental with each unit consisting of one Continental common share and one two year warrant exercisable at Cdn$1.59, and cash of US$3,250,000. This $3,250,000 cash was payable as to US$1,250,000 on closing of the Merger (paid) and the balance in four installments of US$500,000.

In January 2008, the corporate structure was changed slightly (to simplify reporting) such that the holding companies, Top Mining Limited and Skyland Mining Limited, were eliminated, and Zemoduola and Donggapu are now held directly through Tibet Tian Yuan Minerals Exploration Ltd.

Post-Merger Agreement with Mr. Zhi Wang

Mr. Zhi Wang, the chairman, a director and the principal shareholder of Great China, entered into a Post-Merger Agreement with Continental concurrent with the execution of the Merger Agreement. In accordance with the Post-Merger Agreement, Mr. Wang confirmed his support for the Merger and agreed that, on completion of the Merger, to be a consultant to Continental at Cdn$1.00 per year plus reasonable expenses, in order to make liaison with the appropriate mining and other regulatory authorities on Continental's behalf in order to expedite obtaining all necessary mining permits to allow the commercial mining of the Xietongmen Property. Mining permits are to be obtained within one year of submission of the last of the initial applications for all permits, and in any event no later than March 31, 2010, subject to extension for delay resulting from circumstances for which Continental is solely responsible or by reason of force majeure. Provided Mr. Wang has materially contributed to obtaining the mining permits as set out above, he, or such person as he nominates, is to receive as compensation 2.5 million units of Continental, with each unit consisting of one share and one warrant exercisable at Cdn$1.59 per share for a period of one year after receipt of the permits. In the Post-Merger Agreement, Mr. Wang confirmed that he did not have any direct or indirect interest in any other mineral properties within an area of influence of 10 km of the perimeter of the Xietongmen Property and agreed that should he acquire such an interest within five years, he is to give notice to Continental and offer the rights to Continental at his cost.

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

--25--

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

Mr. Wang has also agreed in the Post-Merger Agreement that during the cooperative period he will vote his Continental common shares in favor of proposals and resolutions recommended by management of Continental at Continental shareholder meetings. During the cooperative period, Mr. Wang is entitled to a pre-emptive right to take up his pro rata share of any new securities to be sold by Continental on substantially the same terms as are offered to third parties. This preemptive right does not include Continental securities that are allotted or issued for stock options, property acquisitions or with respect to any financing as set out in the Merger Agreement, and securities issued on the exercise of options, warrants and property commitments outstanding as at the date of closing. The Post-Merger Agreement superseded letter agreements previously signed with Mr. Wang.

Disposal by Great China of Non-Core Properties

Great China previously held rights to earn interests in 43 mineral properties located in Tibet, China, referred to as the Non-Core Properties, which were obtained under mineral properties lease and option agreements with parties related to Mr. Zhi Wang or Great China. Great China and Continental concluded that the Non-Core Properties were of nominal value, taking into consideration the fact that there was earn-in obligations associated with retaining them, and that the Non-Core Properties did not fit with the plans to develop the Xietongmen Property. Great China disposed of the Non-Core Properties in accordance with the Merger Agreement, and entered into termination agreements whereby Great China's rights were terminated for nominal consideration back to the parties originally granting the rights. Continental agreed not to acquire any interest in the Non-Core Properties for a period of one year following the Merger pursuant to the Merger Agreement.

Shareholder Letter Agreements

Eleven Great China shareholders, holding approximately 11,859,927 common shares of Continental issued upon completion of the Merger (the "11 Great China Shareholders"), signed new letter agreements (the "Shareholder Letter Agreements") with Continental, setting out orderly market restrictions on the disposition of the shareholders' Continental common shares. The Shareholder Letter Agreements superseded the First Letter Agreements described above.

In accordance with the Shareholder Letter Agreements, the 11 Great China Shareholders placed all of their 11,859,927 Continental common shares received on the Merger in escrow with the same Vancouver law firm used for Mr. Wang's escrow described above, in accordance with an escrow agreement on terms similar to those of the escrow agreement with Mr. Wang. The cooperative period for each of the 11 Great China Shareholders terminates on the earlier of 36 months following closing of the Merger and the date on which such shareholder owns less than 100,000 Continental common shares. Similarly to the arrangements with Mr. Wang, each of the 11 Great China Shareholders is permitted to sell up to 25,000 Continental common shares in any 30-day period, and may also, up to twice per year, sell an equal number of Continental common shares, provided that the shares are first offered to Continental at 95% of the average closing price over a five day period. Continental has also agreed to use reasonable endeavors to assist each of the shareholders in disposing on a one-time basis of between 150,000 and 425,000 shares,

--26--

depending on the number of shares held, at a discounted price of 90% of the average closing market price over a ten day period.

In accordance with the Shareholder Letter Agreements, each of the 11 Great China Shareholders is entitled to a pre-emptive right to take up his pro rata share of any new securities to be sold by Continental on terms and conditions similar to the rights set out above for Mr. Wang. Each of the 11 Great China Shareholders has also agreed during the cooperative period to vote his shares at Continental shareholders meetings in favor of proposals and resolutions recommended by management of Continental. Each of the 11 Great China Shareholders has also confirmed that he does not have any direct or indirect beneficial interest in any mineral properties in the area of influence, and has agreed that should he acquire such interest within five years, he will immediately offer the interest to Continental at cost.

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

Gibraltar is obligated to redeem the series A preferred shares under certain conditions, primarily on the sale of all or substantially all (80%) of the Harmony Gold Property (excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar's interest in the Harmony Gold Property), or upon the commencement of commercial production at the Harmony Gold Property (referred to herein collectively as an "HP Realization Event"). Upon the occurrence of an HP Realization Event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares ("Taseko Shares") equal to the paid-up amount (as adjusted) divided by an annually escalating price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. At May 31, 2008, the conversion rate was $5.14 per Taseko Share. This is more fully described in the accompanying financial statements.

--27--

Capital Expenditures

Continental has not made any material capital expenditures or divestitures in any of the last three financial years as its activities on the Xietongmen Property are presently in the exploration and mine development stage.

Takeovers

Continental is not aware of any public takeover offers by third parties in respect of Continental's common shares which have occurred during the last three financial years.

B.            Business Overview

Continental (and its predecessor companies) has been in the natural resource exploration business since its incorporation. The Company's principal business activities are the acquisition, exploration and, if warranted, development of mineral properties. The Company is presently focused on exploration and development of the Xietongmen Property.

Milestones

The key milestones in the Company's exploration of the Xietongmen Property are as follows:

•	In February 2004, the Company entered into the Interim Option Agreement with Great China;

•	In May 2004, the Company received TSX Venture Exchange ("TSXV") acceptance of the basic transaction terms for the Xietongmen Property.

•

In December 2004, the formal Option Agreement between Continental and Great China was formalized and received Canadian and Chinese regulatory approvals. Under the Option Agreement, the Company acquired options to earn up to a 60% interest in Highland.

•	In 2005, Continental undertook its initial exploration program for the Xietongmen Property and completed the drilling of 63 holes with an aggregate of 21,333 m of drilling.

•	In December 2005, the Company earned its initial 50% interest in Highland by:

	o	paying initial option payments totaling US$2.0 million; and

	o	funding Highland US$5 million to allow it to conduct further exploration on the Xietongmen Property.

•	In 2006, the Company undertook its second exploration program on the Xietongmen Property and completed the drilling of 220 holes with an aggregate of 55,562 m of drilling;

•

In early 2006, the Company completed its obligations under the Second Option by funding a further US$3 million in exploration expenditures on the Xietongmen Property within the ensuing year and consequently, earned an additional 10% of the common shares of Highland;

--28--

•	In December 2006, the Company completed its acquisition of the full 100% interest in the Xietongmen Property through the completion of the Merger and the Related Transactions;

•	In January 2007, the Company entered into the framework agreement with Jinchuan Group Ltd., as described below under "Jinchuan Framework Agreement".

•

In February 2007, Aker Kvaerner, as consultant to Continental, completed its technical report on the Xietongmen Property which was prepared by Ian R. Chisholm, P. Eng. The purpose of the report was to review and audit Continental's geology and resource estimation procedures as part of feasibility studies being undertaken by Continental on the Xietongmen Property.

•	In March 2007, the Company commenced a drilling program on the Newtongmen discovery at the Xietongmen Property. In all, approximately 15,000 meters of drilling was completed at the Newtongmen deposit.

•

In August 2007, Aker Kvaerner, as consultant to Continental, completed its technical report on the Xietongmen Property which was prepared by Graham Holmes, P. Eng., Patrice Live, Eng., of BBA, Lawrence Melis, P.Eng., of Melis Engineering. The purpose of the report was to summarize the results of feasibility studies on the Xietongmen deposit. Additional details are provided below under "Property Plant and Equipment – Feasibility Studies.”

•

In December, 2007, the Chinese environmental assessment report was approved. An international Environmental and Socioeconomic Impact Assessment ("ESIA"), compliant with International Finance Corporation Standards has been undertaken concurrently.

•	In June 2008, the final report required to enable the Company to compile its mining license application was completed.

Current Activities

Continental is presently undertaking basic engineering and optimization studies for a copper mine at the Xietongmen Property. Continental has established its own in-house project engineering staff and engaged international consulting groups to advance these studies.

Compilation of the application for a mining license and permitting has commenced and is expected to be submitted in the third quarter of 2008. The international ESIA report is currently being reviewed and is expected to be completed in the third quarter of 2008. In parallel, community engagement activities will continue at site.

The proposed budget for the 2008 exploration programs is estimated at $17.9 million (see Table 7), as detailed below under "Property Plant and Equipment – Exploration Programs".

Licensing and Permitting Activities

The following studies required for the mining license application were completed by mid 2007:

  Feasibility Study Report
  Geological Resource Report
  Seismic Assessment
  Water Use Permit

--29--

  Mine Area Scoping Study
  Soil and Water Conservation Plan.

The Environmental Impact Assessment was approved in December 2007.

The final report – the Land Reclamation Plan – was approved in June 2008, but at time of writing had not yet been gazetted.

Jinchuan Framework Agreement

Continental entered into a framework agreement on February 12, 2007 (the "Jinchuan Agreement") with Jinchuan Group Ltd. ("Jinchuan") for equity financing, capital financing, concentrate off-take and other mine building support for Continental's Xietongmen copper project (the "Project").

Pursuant to the Jinchuan Agreement, Jinchuan agreed, among other things, to purchase 10,000,000 units (the "Units") of the Company, at a price of C$1.80 per Unit, for gross proceeds to Continental of C$18,000,000. Each Unit consisted of one common share in the capital of Continental and one common share purchase warrant (a "Warrant"). Each Warrant was exercisable for 0.8 of a common share in the capital of Continental for a period of nine months from the Closing at the following prices: at C$2.25 per share for a period of six months, and at C$2.75 per share for an additional three months thereafter. Jinchuan completed the private placement for these Units on March 29, 2007. During the year ended December 31, 2007, the Company amended the exercise price of these common share purchase warrants to $2.25. These warrants were exercised in their entirety on November 29, 2007, for net proceeds to the Company of $18,000,000.

Jinchuan has also agreed to provide other key support to the Xietongmen Project, including assistance in arranging for 60% of the required capital financing for the development of a mine in the form of debt from Chinese banks; contributing 30% of required capital financing for the Project in the form of either debt or equity; and providing other support to the Project including assistance with design engineering, training, maintenance and other technical aspects, as well as sales of mineral products. The parties have also concluded a concentrate off-take arrangement. Jinchuan is a leading Chinese corporation engaged in engineering, manufacturing, construction, mining, processing and smelting of nickel, copper and other metals. This strategic partnership with Jinchuan will strengthen the Continental team that is focused on the development of the Xietongmen project.

Association with Hunter Dickinson Services Inc.

HDSI is a service-provider corporation which has been providing geological, engineering and administration services for 20 years to companies that are exploring, developing and producing from mineral properties. HDSI is owned by 9 public resource companies, including Continental. The other nine public companies that own HDSI include: Amarc Resources Ltd., Anooraq Resources Corporation, Farallon Resources Ltd., Taseko Mines Limited, Quartz Mountain Resources Ltd., Casamiro Resource Corporation, Northern Dynasty Minerals Ltd., and Rockwell Diamonds Inc. Continental and the other public companies listed above each own 11% of HDSI.

As an umbrella organization, HDSI provides both cost and expertise advantages to the companies through access to a shared multidisciplinary team of mining and financial professionals. This includes: management capability, geological, engineering and environmental expertise, financial acumen, and administrative and support services. In addition, HDSI organizes and shares leased

--30--

premises and office and technical equipment for staff to perform their duties. As of June 25, 2008, HDSI employed or retained on a substantially full-time basis, 33 geoscientists (of which 13 are professional geologists/P.Geo.), 16 licensed professional mining, mechanical or civil engineers (P.Eng.), 18 accountants and approximately 43 administrative and support personnel.

HDSI resources are made available on an as-needed basis, at cost. Therefore, each public company pays only for the services it uses. In addition, HDSI as a representative of the group has contacts in financial markets, primarily in North America, Europe and Asia.

Continental's business relationship with HDSI consists of utilizing the services described above pursuant to a standard (within the group) Corporate Services Agreement with Hunter Dickinson Services Inc., dated June 1, 2008 (the "Geological Management and Administration Services Agreement"). Because of cross membership of many of the boards within the group, certain members of management and the board of directors of Continental are also members of the board of HDSI.

HDSI's arrangements are also flexible enough that it is able to defer collection of monthly service invoices and on occasion, where surplus funds are available to HDSI, make short term advances to members of the group. Continental has been, but is not currently, indebted to HDSI. The Services Agreement can be terminated by either party on 60 days notice.

Mining In China - An Overview

Currency

The current monetary unit in China is the Renminbi ("RMB") (also referred to as yuan). Since 1993, the exchange rate has declined slightly from 8.45 RMB per US Dollar to 6.87 RMB per US Dollar as of June 25, 2008. At June 25, 2008, the exchange rate was 6.78 RMB per Canadian Dollar.

Outward Remittance of Profits

China has a set of regulations relating to outward remittance of foreign investors' share of profits and final repatriation of their investments in foreign currency. Subject to payment of applicable taxes on profits, the foreign investor in a foreign invested enterprise may receive from China, in foreign exchange, its shares of the distributable profits or dividends. Remittance of some other amounts (including, for instance, proceeds of sale arising from a disposal by the foreign investor of any of its investment in China and a foreign investor's distributable income derived from the assets of the foreign investment enterprise after its liquidation) out of China is subject to the approval of the State Administration of Foreign Exchange or its local branch office. There can be no assurance that restrictions on the repatriation of earnings in China will not be imposed in the future.

The Company's active Chinese subsidiary, Tibet Tian Yuan Minerals Exploration Ltd. (“Tian Yuan”), which holds all the mineral properties, is a "Wholly Foreign Owned Enterprise" ("WFOE") under PRC law. A WFOE is a limited liability company in which foreign (ie, non-Chinese) investors own all the equity interests in the company and no Chinese investors have any direct ownership. Consequently, the owners of the company, Continental Minerals Corporation ultimately in this case, have full control over the management and operation of Tian Yuan.

The usual way for a foreign company to invest into China has typically been in the form of a joint venture, which requires a domestic Chinese partner. The risk is that such a partner may be able to exercise a veto or to exert an influence on the operations and management of the company greater

--31--

than its proportionate share would suggest. Tian Yuan has no such domestic Chinese partner, and accordingly, no such restrictions on its ability to conduct its affairs in China as management of the company sees fit (other than, of course, normal business laws which all companies are subject to).

Under the current rules a foreign company doing business in the PRC must open a "current account" and a "capital account". The current account is to be used for day-to-day business transactions and the capital account is to be used for inflows and outflows of capital, loans, and share capital funds.

The PRC permits free outflows of current account items, including the payment of interest on foreign-source debt and dividends from after-tax profits. All that is required is routine documentation to show that all income and business taxes have been properly paid, before such funds may be remitted overseas.

Repayments of principal and repatriation of contributed capital are considered capital account items, and require the approval of the State Administration for Foreign Exchange ("SAFE") pursuant to the country's foreign exchange controls regime.

While approvals are required for the repatriation of contributed capital and loan principal, these restrictions are primarily for the purposes of the SAFE to ensure proper execution of China's foreign exchange controls regime and to ensure that proper taxes have been paid.

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

--32--

Resources ("MOLAR") has central control over all mineral resources in China. MOLAR and the departments of land and resources ("DOLAR") at the provincial and county level are responsible for issuing exploration and mining permits, which represent the rights to explore and mine natural resources in China.

In early 1998 three regulations were promulgated, regarding (a) Registering to Explore for Mineral Resources Using the Block System; (b) Registering to Mine Mineral Resources; and (c) Transferring Exploration Rights and Mining Rights. In late 2000, a regulation was promulgated regarding the Grant and Transfer of Mineral Rights. On June 11, 2003, MOLAR issued the Measures for the Administration of Invitation to Bid, Auction and Listing of Exploration Rights and Mining Rights (for Trial Implementation), which was amended in part by MOLAR's Notice of Further Regulating the Administration of the Grant of Mineral Rights issued on January 20, 2006. Depending on the type of mineral, the granting of exploration rights and mining rights may be subject to invitation to bid, auction or listing. On August 18, 2005, a Notice Concerning the Comprehensive Rectification and Standardization of the Regulation of Mineral Resource Development was issued to regulate the issuance of mining licenses.

Applicants, subject to certain registration and business license requirements, may apply to obtain exploration permits. Under the Circular on Relevant Issues in Standardizing the Scope of Authorization to Grant Exploration Permits and Mining Licenses (the "MOLAR Circular") issued by MOLAR on September 30, 2005, foreign-invested enterprises are put on an equal footing with domestic companies in relation to the issuance of mineral rights and in certain circumstances the relevant DOLAR at the provincial level is delegated with the authority to issue exploration permits to them. Permit holders must pay an annual exploration fee ranging from 100 to 500 Renminbi per square kilometer. Minimum exploration expenditures of 2,000 Renminbi in the first year, 5,000 Renminbi in the second year and 10,000 Renminbi each year thereafter for each square kilometer must be committed within an exploration permit. Generally, an exploration permit is valid for no more than three years but extensions may be granted for periods not to exceed two years for each extension. Exploration programs must commence within six months of the issuance of the exploration permit. Otherwise, fines may be imposed depending on the size of the exploration permit.

A mining permit, which is required for any exploitation and mining activities, can be obtained by applying to the appropriate government department. The holders of exploration rights have priority to obtain mining permits on the same areas within the valid term and reserved term of the exploration permits. Holders of mining permits are required to pay mining rights use fees in the amount of RMB 1,000 per square kilometer within the mining permit, although such mining rights use fees may be exempted for companies conducting mining in China's western region. If the mining project is large, the mining license is normally valid for a period of up to 30 years, 20 years for medium scale projects, and 10 years for small-scale projects. Applications can be made to extend the valid period of the mining license.

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

--33--

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

Tax Law

On March 16, 2007, the Enterprise Income Tax Law ("New Law") was promulgated by the National People's Congress ("NPC") and will become effective on January 1, 2008. Generally, a foreign-invested exploration and mining company ("FIMC") such as Tian Yuan that engages in the mining of metal ores will be subject to the following taxes and fees in China under the New Law:

Enterprise Income Tax. An FIMC will be subject to a 25% enterprise income tax calculated on net income beginning in 2008. The current enterprise income tax rate is 33% and could be reduced to 15% through 2010 if the FIMC is located in the Western Region including Tibet and is considered an "encouraged project" by the tax authority. Under the New Law, hi-tech enterprises newly established in the Western Region and supported by the State will enjoy certain transitional preferential treatment. It is not yet clear what other kinds of transitional treatment will be available to enterprises in the Western Region until the promulgation of the implementing regulations of the New Law later this year. Irrespective of the transitional treatment specific to the Western Region, the Company may be eligible to enjoy a five-year grandfathering treatment since it was established prior to the enactment of the New Law. As part of this grandfathering treatment, until the end of 2012, the Company may enjoy a 2+3 tax holiday (i.e., exemption from enterprise income tax for two years, followed by 50% reduction of enterprise income tax for three years). The New Law provides that the 25% enterprise income tax rate will be phased in gradually in accordance with rules to be promulgated by the State Council for foreign invested enterprises that are currently enjoying a tax rate lower than 25%.

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

--34--

Resource tax, compensation fees and land use rights:

The Resource Tax Regulations and the Regulations Concerning Administration of the Collection of Mineral Resource Compensation Fees require that resources tax and resource compensation fee be collected from all mining companies operating in China, including FIMC's.

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

Mineral Resource Compensation Fee. An FIMC, as the mining rights holder, must pay a mineral resource compensation fee, which equals to a certain percentage of the revenue generated from sales of relevant mineral products, ranging from 0.5% to 4%. The applicable rate is subsequently reduced through the application of a "recovery rate coefficient". FIMC’s engaged in exploration and mining of non-oil/gas mineral resources in the Western Region are exempt from paying mineral resource compensation fees for one year and pay half of the fees in the ensuing two years. An FIMC that is engaged in an exploration or mining project that is encouraged under the Foreign Investment Catalogue is exempt from paying the mineral resource compensation fees for five years.

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

--35--

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

Continental operates through a number of directly and indirectly wholly-owned subsidiaries, material information in respect of which is as follows:

Cayman Subsidiaries

Continental directly and indirectly owns two Cayman Islands ("Cayman") subsidiaries namely N7C Resources Inc, N8C Resources Inc..

--36--

British Virgin Island ("BVI") Subsidiary

Highland Mining Inc. is the BVI subsidiary which owns the shares of the Chinese company which owns the exploration rights to the Xietongmen Property.

Chinese Subsidiaries

Continental indirectly owns one Chinese subsidiary namely Tibet Tian Yuan Minerals Exploration Ltd.

As wholly foreign-owned enterprise ("WFOE"), Tian Yuan is subject to Chinese company law and regulations and those special regulations applicable to WFOE's, such as those established by certificate of approval, articles of association and business licence. The articles, as the constituting document of a WFOE, are binding on the shareholders, the WFOE, and the directors and officers of the WFOE, and provide that the shareholders have the right to appoint all the directors of the WFOE. The investments, profits and other lawful rights of the shareholders of the WFOE are entitled to protection under Chinese laws and regulations, which may be less developed than those applicable to companies in other countries. The Chinese legal system is a system based on written statutes, and prior court decisions may be cited for reference but have limited precedent value. As a limited liability company, a WFOE does not issue shares and each has a specified amount of registered capital which can be paid up by installments and is the limit of liability of the shareholders to the WFOE. Continental can, in the names of the immediate parent company of Tian Yuan, appoint any individuals resident in China or elsewhere to serve as directors of Tian Yuan and such persons can be changed at any time. There are no residency requirements for the directors and officers of the WFOE.

The Chinese government imposes control over the convertibility of the local currency, the renminbi, into foreign currencies and the remittance of foreign currencies outside China. Under current regulations, there is no restriction on foreign exchange conversion on the current account (including dividend payments to foreign investors) although foreign exchange transactions on the capital account (such as capital repatriation) are subject to foreign exchange controls and require approval from the State Administration of Foreign Exchange. However, even on the current account, the RMB is not a freely-convertible currency. Tian Yuan is allowed to pay outstanding current account obligations in foreign exchange but must present the proper documentation to a designated foreign exchange bank in order to do so. While the Chinese government is generally relaxing restrictions on foreign exchange, there is no certainty that all future local currency can be converted and repatriated.

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

--37--

decision of the state council. It is uncertain at this time whether the state council will reduce this withholding tax.

D.            Property, Plant and Equipment

The only mineral property of Continental is the Xietongmen Property.

Xietongmen (locally known as Shetongmon) Property

Location and Property Description

The Xietongmen Property is located at latitude 29 degrees 22.5' N and longitude 88 degrees 25.5' E, approximately 240 km west of Lhasa, Tibet, People's Republic of China (Figure 1).

Figure 1. Location of Xietongmen Property

--38--

The Xietongmen Property covers approximately 122 square km, divided into two contiguous but distinct Exploration Licenses (Table 1 and Figure 2).

N
Laze
Nieyada
Newtongmen
Xiongcun
Wujian
Xietongmen
Cuogong
Xiong
Dongga
Rong Ma
2.5 km
LEGEND
Deposit Drill Hole
Village
Not part of
Continental Licenses

Figure 2. Exploration licenses that form the Xietongmen Property.

Local villages are shown as black dots, and the paved highway and electrical transmission lines pass through Xiong and Rongma villages. Coordinates are WGS84 Zone 45 North. The Xietongmen deposit is outlined in white. The Yarlong-Tsangpo River is at the base of the diagram.

Table 1. Exploration Licenses

Properties/Permits	Permit Expiry	Area (sq. km)	Certificate No.
Xiongcun	2008-Oct-10	12.89	0100000630293
Laze	2008-Sep-29	109.43	5400000720922
Total properties:	2	Total area (sq. km):	122.32

Three exploration licenses (Zemuduola, Banonla, and Donggapu) have been merged into one, called Laze, shown above. The Laze exploration license was issued by the Tibet Ministry of Lands and Resources. The Xiongcun License was issued by the National Ministry of Lands and Resources.

--39--

Mineral title is acquired by application to the Chinese government in a procedure that is the equivalent of map staking. Each license has a number registered with, and issued by, the Tibet Geological Exploration Bureau, Ministry of Land and Resources, PRC, and an extendable expiry date. To maintain the Exploration Licenses, payment of an annual fee of about US$17 per square km and prospecting expenditures of approximately US$1,304 per square km (10,000 RMB per square km) are required.

To mine, surface rights need to be purchased and a land use license acquired with an annual fee. Prospecting license holders have a "privileged priority" or "priority right" to obtain a mining license to the mineral resources within their prospecting area. The applicant must meet the conditions and requirements set out in the law in respect to such things as adequate funding, technical qualifications, mining plans (which requires a number of reports on different aspects of the proposed development, prepared in conjunction with approved Chinese Design Institutes), as well as an environmental impact statement with social component. All of the reports have been completed and approved by the regulatory agencies. The Company is currently preparing a mining license application for the Xiongcun Exploration License.

Property Agreements

The Company owns a 100% interest in the Xietongmen property, as described above under "History and Development of the Company".

Topography, Climate, Access and Infrastructure

The Xietongmen Property lies south of the eastern Gangdese Mountains. Topography is moderate and the principal area of interest is at an altitude of approximately 4,200 m. The broad Yarlong-Tsangpo River valley is located approximately two km from the southern property boundary.

The property has a semi-arid climate with 300-400 mm of rainfall occurring from June to September and minimal to no precipitation from October to May. Night temperatures are -5 degrees to -15 degrees Celsius and day temperatures are +5 to +15 degrees Celsius. Summer temperatures range from 5 to 25 degrees. Little snow accumulates below an elevation of 5,000 m. Exploration activities can be conducted year round with the exception of a few days during the rainy season and after the occasional snowfall.

The property is well located for development. A paved highway and hydro-generated electric transmission lines pass near the southern end of the property. The highway provides direct access to the city of Rikaze (locally called "Shigatse", population 100,000), approximately 53 km to the east, where fuel, food, lodging and office facilities are available. In addition, a cement plant is located on the highway into Rikaze (Shigatse), some 40 km from the Project site. Other supplies, heavy equipment, equipment operators and vehicles are also readily obtainable in Rikaze (Shigatse) or in Lhasa, a drive of less than four hours from Rikaze (Shigatse). A railway was completed to Lhasa in late 2005, which connects to multiple copper smelters and other industrial centers located throughout China. Construction of a railway extension from Lhasa to Rikaze (Shigatse) has also been initiated by the Chinese government, with completion expected in 2011.

History

The Chinese government provided funds to carry out regional geological surveys at a scale of 1:1,000,000 during the years 1983-1985. The Tibet Geological Bureau sponsored regional geochemical stream sediment surveys at a scale of 1:500,000 during the years 1989-1990 and followed-up a gold anomaly in the vicinity of the Xietongmen Property in 2000. This work

--40--

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

--41--

Exploration and Development

Xietongmen Deposit

Continental undertook a major exploration program at Xietongmen in 2005. The work comprised 10 square km of geological mapping, collection of approximately 1,100 rock chip and 500 soil samples, and completion of 63 diamond drill holes totaling 21,233 m. Drilling focused on the southeast portion of an open-ended, coincident copper and gold soil geochemical anomaly that measures over 2,500 m in length, and began proximal to two historical drill holes and two exploration adits that had previously documented strong copper and gold mineralization. Drill results from 2005 include long intervals of continuous, strong copper and gold mineralization that average over 200 m in length for 62 completed holes in the main deposit.

Continental undertook a comprehensive program in 2006, building on work begun in 2005. The 2006 program was designed to collect the data necessary for a feasibility study and environmental and social impact assessments.

Exploration work through the end of 2006 included approximately 70 square km of geological mapping, collection of approximately 6,000 rock chip and 900 soil samples, and completion of 220 drill holes totaling 55,563 m (34,233 m drilled in 2006). Drilling focused mainly on delineation of the Xietongmen deposit, and testing its geotechnical and metallurgical characteristics. This work established a major, high-grade porphyry copper-gold deposit with excellent internal consistency and lateral and vertical continuity.

Rock chip geochemical surveys and mapping identified several additional prospects with strong potential, including the Langtongmen and Newtongmen prospects. These have been tested by a total of 13 drill holes through 2006, all of which intersected significant copper-gold mineralization. Outstanding drill results were obtained in the two holes at the Newtongmen prospect; hole 6203N yielded 210.6 m at 0.82% CuEQ, and hole 6213N 302.2 m of identical grade with near-surface, nested intervals of 85 m at 1.25% CuEQ and 43 m at 1.39% CuEQ. These results demonstrate that the Xietongmen district has excellent potential for new discoveries and expansion of the resource base.

Note 1	CuEQ - Copper and gold equivalent calculations in the paragraph above use metal prices of US$1.25/lb for copper and US$450/oz for gold, and are not adjusted for metallurgical recoveries.

In 2007, work was directed toward engineering studies for Xietongmen and exploration at Newtongmen. Thirty-six exploration holes were drilled at Newtongmen and 26 geotechnical holes drilled in the proposed development area for the Xietongmen deposit.

Newtongmen Deposit

At Newtongmen drills were deployed on a 100 m by 100 m grid, testing the deposit for 500-600 m along eight north-south cross sections. Long intervals of copper and gold mineralization were encountered in most of the holes, with higher grade intervals intersected near to the surface, providing an excellent opportunity to define a higher grade starter pit. The deposit also remains open to further expansion in all directions. The table below shows results released since the Company’s last Form on 20F was filed in June 2007.

--42--

Table 2. Newtongmen Zone - Drill Results

Drill Hole		Section	From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Cu %	Au g/t	CuEQ[1] %
7224N		3251350N	5.1	477.7	472.6	1551	0.27	0.15	0.35
7224N	Incl.	3251350N	72.9	153.0	80.1	263	0.39	0.29	0.54
7225N		3251150N	0.0	492.4	492.4	1616	0.36	0.21	0.46
7225N	Incl.	3251150N	10.6	163.0	152.4	500	0.50	0.35	0.68
7225N	Incl.	3251150N	211.0	261.0	50.0	164	0.39	0.25	0.52
7225N	Incl.	3251150N	366.0	443.0	77.0	253	0.35	0.17	0.44
7226N		3251150N	0.0	424.3	424.3	1392	0.32	0.20	0.42
7226N	Incl.	3251150N	13.0	228.0	215.0	705	0.42	0.26	0.56
7226N	and	3251150N	186.7	219.0	32.3	106	0.62	0.68	0.98
7226N	Incl.	3251150N	246.0	277.0	31.0	102	0.33	0.25	0.46
7227N		3251200N	29.4	91.0	61.6	202	0.38	0.17	0.47
7227N		3251200N	242.5	322.4	79.9	262	0.30	0.11	0.36
7228N		3251300N	97.2	238.2	141.0	463	0.24	0.10	0.29
7228N	Incl.	3251300N	97.2	134.4	37.2	122	0.35	0.19	0.45
7229N		3251350N	14.2	607.8	593.6	1948	0.35	0.25	0.48
7229N	Incl.	3251350N	108.6	256.3	147.7	485	0.48	0.45	0.72
7229N	Incl.	3251350N	474.6	607.8	133.2	437	0.42	0.19	0.52
7230N		3251050N	0.0	270.4	270.4	887	0.41	0.25	0.55
7230N	Incl.	3251050N	0.0	131.7	131.7	432	0.57	0.35	0.75
7231N		3251050N	0.0	324.5	324.5	1065	0.34	0.23	0.46
7231N		3251050N	0.0	220.0	220.0	722	0.37	0.26	0.51
7231N	Incl.	3251050N	0.0	148.8	148.8	488	0.41	0.30	0.56
7232N		3251100N	0.0	379.0	379.0	1243	0.28	0.12	0.34
7232N	Incl.	3251100N	202.0	275.9	73.9	243	0.43	0.15	0.51
7233N		3251000N	0.0	237.0	237.0	778	0.28	0.13	0.35
7233N		3251000N	237.0	265.0	28.0	92	0.14	0.07	0.18
7233N		3251000N	265.0	286.4	21.4	70	0.22	0.12	0.28
7233N		3251000N	286.4	296.0	9.6	32	0.10	0.05	0.13
7233N		3251000N	296.0	374.4	78.4	257	0.26	0.13	0.33
7233N		3251000N	374.4	425.0	50.6	166	0.14	0.07	0.18
7233N		3251000N	425.0	458.2	33.2	109	0.27	0.16	0.35
7234N		3251300N	17.1	616.8	599.7	1968	0.28	0.18	0.37
7234N	Incl.	3251300N	83.2	194.1	110.9	364	0.38	0.30	0.54
7235N		3251100N	0.0	125.5	125.5	412	0.21	0.13	0.28
7235N		3251100N	125.5	161.0	35.5	117	0.11	0.07	0.15
7235N		3251100N	161.0	180.5	19.5	64	0.22	0.11	0.27
7235N		3251100N	180.5	245.2	64.7	212	0.09	0.03	0.11
7235N		3251100N	245.2	370.4	125.2	411	0.23	0.08	0.27
7236N		3250950N	0.0	349.0	349.0	1145	0.35	0.15	0.43
7236N	Incl.	3250950N	0.0	149.8	149.8	492	0.28	0.13	0.35
7236N	Incl.	3250950N	149.8	227.7	77.9	256	0.59	0.25	0.72
7236N	and	3250950N	149.8	162.8	13.0	43	1.63	0.84	2.06
7236N		3250950N	349.0	498.4	149.4	490	0.11	0.06	0.14

1 Copper and gold equivalent calculations in the table above use metal prices of US$1.50 /lb for copper and US$500/oz for gold. CuEQ = Cu % + (Au g/t x 14.58/30.00)

--43--

Community Engagement

Consultation with communities continued through 2007 and is ongoing. As feasibility studies have progressed, a series of more formal meetings and information sessions have been initiated in the local villages. Additional meetings have been held with county and regional government officials. An eight-person team comprised of a Community Relations Manager, Community Liaison Officers and Environmental Technicians from the local area is responsible for coordinating consultation activities and undertaking ongoing environmental programs.

In December 2007, the Community Relations team also conducted detailed presentations and workshops in the local communities on the preliminary findings from the social and environmental impact assessment and related proposed mitigation strategies so that feedback from the workshops can be incorporated into the project impact assessment and associated mitigation plans. These presentations and workshops were in compliance with international standards for community consultation.

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

In 2005, 34 holes PQ were drilled from the surface to an average depth of 22 m. HQ drilling was completed to an average depth of 85 m in all holes, after reduction in the case of the PQ holes, or from the surface in the 29 non-PQ holes. The remaining portions of the holes were drilled NQ to the end. A total of 10,193 core samples, averaging 2.24 m in length, were taken by Continental personnel from the 63 core holes drilled in 2005.

Geotechnical data was recorded for 34 drill holes including part of 5023 and all of drill holes 5031 through 5063. Core recovery was measured on 5,254 drill run intervals averaging 2.17 m in length. Recovery was generally very good, averaging 98.0% for the sampled intervals measured, 89.3% of which had 100% recovery.

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

--44--

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

In 2007, 59 drill holes were completed by contractors 711 Drilling and CHEDC of Chengdu between March 24, 2007 and November 15, 2007. The total includes 33 exploration holes numbered 7221N through 7253N averaging 466 m in length completed in the Newtongmen deposit. The remaining holes are numbered 7254GT through 7279GT, averaging 72 m in length, were drilled in the Xietongmen area for geotechnical and engineering purposes. For the exploration holes, a total of 339 m of PQ (8.5 cm diameter), 2,434 m of HQ (6.35 cm) and 12,590 m of NQ (4.76 cm) core were drilled.

Of the 33 exploration drill holes, 32 holes were drilled PQ from the surface to an average depth of 10.6 m, HQ drilling was completed to an average depth of 73.8 m and the remaining portion of the holes was drilled NQ to the end. A total of 7,769 core samples averaging 2.0 m in length, were taken in 2007.

Geotechnical data was recorded for the 33 exploration drill holes. Core recovery was measured on 11,094 drill run intervals averaging 1.3 m in length. Recovery was generally very good, averaging 99.0% for the assayed intervals measured, 96% of which had 100% recovery.

The half-core samples were crushed at a preparation facility adjacent to the logging and sampling facility. Of the 7,769 core samples that were weighed, the 160 PQ samples averaged 6.90 kg, the 1,049 HQ samples averaged 6.91 kg and the 6,459 NQ samples averaged 4.50 kg.

Details of the drill core sampling, preparation and analytical procedures for 2005, 2006 and 2007 are shown in Figure 6.

Security

The drill core was boxed at the drill rig and transported daily by Continental's truck to the secure logging, sampling and sample preparation facility at Rikaze (Shigatse). The core was geologically and geotechnically logged, given Quality Control Quality Assurance designations, photographed and sampled under the supervision of Continental's geological staff. In 2007, sample sawing, drying, crushing and splitting was also supervised by Continental. The remaining half of the drill core and the coarse rejects were retained at the Rikaze (Shigatse) facility.

The crushed samples were split and the 250 g splits were packed in wooden crates, with steel strapping, and shipped by Continental's truck to Lhasa airport and then by commercial air freight

--45--

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
+/-5.7 kg. HQ
Core Sample
+/-4.7 kg. Coarse Sample e.g. 195888
Inter-Laboratory Duplicate 1 in 20 Regular Samples
+/-4.5 kg. Coarse
Stored at Rikaze (Shigatse), Tibet
Pulverize 250 g to 95% < 100 micron
+/-200 g Pulp Reject
Stored at HDI Warehouse Surrey BC
+/-250 g Regular Pulp e.g. 195888
+/-250 g Duplicate Pulp e.g. 195888
Blind Standards Inserted 1 in 20 Regular Samples
Cu-Au Standard e.g. 195878 STD CGS-3
CDN Laboratory Standards
Au Assay & 40 Element ICP Acme Analytical
Au Assay & 25 Element ICP ALS Chemex
DRILLING:
by 711 Drilling (2005-2007), Hunan Pacific Drilling (2005-2006), CHEDC Drilling (2007) Samples Transported by Company Truck from Drill Site to Rikaze (Shigatse)
LOGGING:
Logged and Sampled at Rikaze (Shigatse) Core Logging Compound
CRUSHING
½ Core Samples Crushed and Split by Acme Lab (2005-2006), Continental Lab (2007) Rikaze (Shigatse), Tibet.
SHIPPING:
Sample Splits Transported by Air Freight from Rikaze Lab, Tibet to Vancouver BC
SAMPLE PREPARATION:
Pulverized at Acme Analytical Vancouver BC
ANALYSIS:
Primay samples at Acme Analytical Lab Vancouver BC. Au by 30g Pb Collector Fire Assay ICP finish, 40 Elements, Including Cu by 4 Acid Digest (HF-HCl04-HN03-HCl) ICP-finish. Duplicates by ALS Chemex North Vancouver, BC

Figure 6. 2005, 2006, 2007 Drill Core Sampling, Preparation and Analytical Flow Chart

--46--

Estimates of Mineralization

Aker Kvaerner, as geological consultants to Continental, completed its technical report on the Xietongmen Property in February 2007. The technical report was prepared by Ian R. Chisholm, P.Eng., of Aker Kvaerner, an independent Qualified Person as defined by National Instrument 43-101. The resource estimates derived from the technical report are provided below:

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

Table 4. Xietongmen Mineral Resources – January 2007

Category	Tonnes Millions	Cu %	Au g/t	Ag g/t	CuEQ %	Contained Cu Millions lb	Contained Au Millions oz
Measured	197.5	0.44	0.62	3.95	0.80	1,911	3.94
Indicated	22.3	0.37	0.42	2.54	0.65	182	0.37
Total	219.8	0.43	0.61	3.87	0.78	2,093	4.31

Note 1:	By prescribed definition, "Mineral Resources" do not have demonstrated economic viability.
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

--47--

Feasibility Study

Cautionary Note to Investors Concerning Feasibility Study and Mineral Reserves

All information contained in this Form on 20F relating to the contents of the Feasibility Study, including but not limited to statements of the Xietongmen project's potential, capital and operating costs, production summary, and financial analysis, are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The information relating to the possible construction of infrastructure and plant facilities also constitutes such "forward looking statements." The Feasibility Study was prepared to quantify the Xietongmen project's capital and operating cost parameters and to determine the project's likelihood of feasibility and optimal production rate. The capital and operating cost estimates which were used have been developed based on detailed capital cost to production level relationships.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Xietongmen project. The mineralized material at the Xietongmen project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Xietongmen project’s mineralization is yet considered to be a reserve under US mining standards as all necessary mining permits and financing would be required in order to classify the project’s mineralized material as an economically exploitable reserve. Although final feasibility work has been done to confirm the mine design, mining methods and processing methods assumed in the Feasibility Study, construction and operation of the mine and processing facilities depend on securing the mining license and other permits on a timely basis. The mining license has not yet been applied for and there can be no assurance that it can be secured or secured on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a Feasibility Study, these could be materially different from those contained in the Feasibility Study. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The Feasibility Study assumes specified, long-term prices levels for copper, gold and silver. The prices of these metals are historically volatile, and the Company has no control of or influence on these prices, which are determined in international markets. There can be no assurance that the price of copper, gold and silver will continue at current levels or that it will not decline below the prices assumed in the Feasibility Study. Prices for copper, gold and silver have been below the price ranges assumed in the Feasibility Study at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The Feasibility Study also assumes that the Project will have access to a railroad that extends to Rikaze (Shigatse), the construction of which is underway but the Company has no control over the timing of its completion. The economics of the Xietongmen Project are sensitive to the US Dollar and Chinese currency exchange rate over which the Company has no control.

Results of a Feasibility Study were announced in August 2007. The study is based on measured and indicated resources in the Xietongmen deposit as shown in Table 4 above, and include the 182.1 million tonnes of mineral reserves at a 0.15% copper cut-off as tabulated below:

--48--

Table 5. Xietongmen Mineral Reserves – August 2007

Category	Tonnes (millions)	Cu (%)	Au (g/t)	Ag (g/t)	Zn (%)
Oxide
Proven	0.9	0.20	0.49	2.99	0.014
Supergene
Proven	17.5	0.65	0.42	3.35	0.03
Probable	2.0	0.44	0.20	2.05	0.04
Hypogene
Proven	152.3	0.43	0.66	4.22	0.08
Probable	9.4	0.39	0.45	2.79	0.09
Total Proven & Probable	182.1	0.45	0.62	4.04	0.08

Oxide: mineralization, usually near to the surface, that has reacted with the atmosphere resulting in minerals such as cuprite Cu20. Supergene: mineralization that has been enriched as result of near-surface oxidation. Hypogene: mineralization formed by ascending mineral solutions, normal ore forming processes, and comprising common copper sulphide minerals. Metal recoveries from oxide and supergene material may be different hypogene material, and may processed or handled differently, using different reagents or blending.

The feasibility work was done using January 2007 US dollars; a US dollar to Chinese currency exchange rate of 7.8; and the following long term metal prices: copper US$1.50/lb, gold US$500/oz and silver US$8.50/oz. Two scenarios – mining by owner and mining by contractor – were assessed and both gave positive results. Results presented here are for the contract mining scenario.

Table 6. Xietongmen August 2007 Feasibility Study - Key Parameters and Results

Strip Ratio	1.64
Annual Throughput	13.2 million tonnes
Production Rate	40,000 tonnes/day
Recoveries	Supergene (11% of deposit) Copper–88.4% +/-1.9% Gold–65.1% +/-4.8% Silver–75.8% +/- 4.2%	Hypogene (89% of deposit) Copper–92.1% +/-2.3% Gold–59.7% +/-6.4% Silver–77.6% +/-5.1%
Average Annual Production	Copper - 116 million pounds Gold - 190,000 ounces Silver - 1.73 million ounces
Capital Cost	US$476.2 million
Operating Cost	US$7.69 per tonne milled
Life of Mine	14 years
Payback	5.2 years
Internal Rate of Return (IRR)	16.5%
Net Present Value (7.5% discount)	US$231.7 million

The study recommends a 40,000 tonnes per day copper concentrator to process ore mined by open pit methods. Processing facilities, concentrate storage and truck loadout facilities, repair shops, administration and maintenance facilities, assay laboratory, water treatment facilities, cafeteria and a medical clinic would be built at site. Copper recovery will be accomplished by flotation, producing a 25% copper concentrate. Additional optimization studies will be undertaken.

--49--

A 250 km extension of the rail line from Lhasa to Rikaze (Shigatse), the second largest city in the TAR, has been approved by the TAR government. Depending on when the rail line extension is completed, the final concentrate product would be trucked by way of a two lane paved highway that passes near to the southern part of the property to the nearby city of Rikaze (Shigatse) or to the city of Lhasa. A truck loadout facility would be constructed to store the concentrate and load it into railcars and ship it via rail to the Jinchuan refinery at Jinchang in Gansu Province for treatment. Recovery of other metals will be possible through treatment at the Jinchuan refinery. Under the plan, power would be provided by the regional power authority of the TAR, which is currently preparing their long term plan to provide 100 megawatts to the Xietongmen Project.

The pre-production period is expected to last 8 to 12 months. A three-stage pit operation is proposed for the development of the mine, with each stage lasting 3-5 years. A total of 480.1 million tonnes of material would be moved over the mine life, including 182.1 million tonnes of ore, at a strip ratio of 1.64. The mill feed would be 12.4 million tonnes in the first year, ramping up to an annual feed of 13.6 million tonnes by year 4. The deposit mineralization is 89% primary copper (hypogene), with approximately 11% enriched copper (supergene) and less than 1% oxide material. The plan is to mine most of the 17.4 million tonnes of supergene material in the first stage.

Upon completion of the permitting process, the project would take approximately 24 months to construct, employing a construction workforce of approximately 2,500. During operations, the direct workforce would be approximately 460 people. After operations, the closure plan would take 18-24 months to implement, which would be followed by post-closure monitoring.

A technical report by Graham Holmes, P.Eng., Aker Kvaerner, Patrice Live, Eng., BBA Inc., and Lawrence Melis, P.Eng., Melis Engineering, all of whom are Qualified Persons who are independent of the Company, was filed on www.sedar.com.

Plans for 2008

In 2008, the main focus will be on the Xietongmen deposit. Work plans include completion of the international socioeconomic and environmental impact assessment, additional geotechnical drilling for infrastructure design, basic engineering and optimization of the feasibility study. In addition, ongoing work will be undertaken on the application for a mining license and final permitting. In parallel, community engagement activities will continue at site.

Preliminary metallurgical test work is planned for the Newtongmen deposit.

--50--

Table 7. Proposed 2008 Budget

	Canadian dollars
Activity – site costs	(millions)
Drilling	$1.2
Engineering	4.9
Geological	0.4
Environmental	1.1
Socioeconomic	1.8
Site activities	1.5
Property fees and assessments	0.2
Equipment and Supplies, Graphics	0.4
Assays and analysis	0.1
Travel	1.0
Site wages	1.7
Owner’s technical and travel	2.0
Contingency	1.6
Subtotal		$17.9

Activity – head office costs
Travel and conference	$1.7
Administrative costs and wages	3.3
Contingency	0.5
Subtotal		7.5

Total		$23.4

--51--

ITEM 4A              UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Continental is an exploration stage company engaged in the exploration of the Xietongmen Property. Continental does not have any properties in the production stage. Accordingly, Continental does not achieve revenues from its operations.

Continental's plan of operations is focused on developing the Xietongmen Property, as described in detail under Item 4B of this Annual Report on Form 20-F. Continental's accounting policy is to expense expenditures incurred in connection with the exploration and development of mineral properties.

Continental's consolidated financial statements have been prepared using accounting principles applicable to a going concern. The Company has incurred losses since inception and the ability of the Company to continue operations depends upon its ability to develop profitable operations and to continue to raise adequate financing. Continental's financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

Continental had a working capital of approximately $30.7 million as at December 31, 2007. The ability of the Company to carry out its planned business obligations depends on its ability to raise adequate financing from lenders, shareholders and other investors. In February and March 2007, the Company issued equity for net proceeds $38 million (net of repayment of the convertible promissory note) .

The following discussion should be read in conjunction with the audited consolidated financial statements and related notes, accompanying this Annual Report. The Company prepares and files its consolidated financial statements with various Canadian regulatory authorities, in accordance with Canadian generally accepted principles ("GAAP"). References should be made to note 13 to the annual financial statements which provide a reconciliation of material measurement differences between US GAAP and Canadian GAAP and their effect on the consolidated financial statements.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are presented in note 2 of the accompanying audited financial statements for the year ended December 31, 2007. A reconciliation of material measurement differences between these principles and accounting principles generally accepted in the United States is shown in note 13. The preparation of consolidated financial statements in conformity with Canadian and US generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company evaluates its estimates on an ongoing basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The Company's estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may

--52--

differ from these estimates under different assumptions or conditions. Such estimates and assumptions include the estimation of mineral resources and reserves, the carrying values of mineral properties, the carrying values of property, plant and equipment, the assumptions used in determining the reclamation obligation, the carrying values of future income tax obligations, and the valuation of stock-based compensation expense.

A.            Operating Results

The Company's annual and quarterly operating results are primarily affected by the level of exploration activity associated with its mineral property interests. Economic factors such as foreign exchange fluctuations, mineral prices and regulatory developments may also affect the Company's operating results and the volatility of the trading price of its common stock. Inflationary factors have not had a material impact on the Company's operating results for fiscal 2007 or fiscal 2006.

Fiscal 2007 compared with Fiscal 2006

The net loss for the year ended December 31, 2007 decreased to $21,435,455 compared to a net loss of $26,716,073 in 2006. The decrease was primarily due to decreased drilling expenditures on the Xietongmen property. The total net loss was comprised of exploration expenditure of $16,375,517 (2006 – $19,886,521), administrative expenses of $4,584,938 (2006 – $7,774,432), loss on extinguishment of promissory note of $475,000 (2006 – nil) and a recovery of non-controlling interest's share of loss of $nil (2006 – $944,880).

The exploration expenditures of $16,375,517 (2006 – $19,886,521) included costs for exploration of $16,170,355 (2006 – $19,226,242) and stock-based compensation of $205,162 (2006 – $660,279). The main exploration expenditures during the year were $592,171 for assays and analysis (2006 – $1,455,212), $2,476,029 for drilling (2006 – $5,559,219), $5,307,365 for engineering (2006 – $5,928,230), $1,759,826 for environmental (2006 – $786,757), $309,875 for equipment rental and leases (2006 – $457,212), $914,527 for geological (2006 – $1,564,687), $2,286,371 for site activities (2006 – $1,307,752), $1,738,148 for socioeconomic (2006 – $997,989), and $411,614 for transportation (2006 – $639,027).

The main administrative costs during the year were for salaries, insurance, office and administration, and legal, accounting and audit fees. Salaries, office and administration costs decreased to $1,511,724 compared to $843,510 in 2006. Trust and filing fees decreased to $103,457, compared to $124,617 in 2006. Legal, accounting and audit expenses decreased to $533,765 in 2007, compared to $860,049 in 2006, due primarily to the work related to the Great China Mining Inc. merger transaction completed in December 2006. Included in the total administrative costs was stock-based compensation expense of $2,336,326, compared to $1,950,259 in 2006. The increase in stock-based compensation expense in 2007 is due to the vesting of options issued in current and prior years.

Interest income increased to $858,891 in 2007, compared to $56,668 in 2006. This was due to higher cash on hand as a result of cash proceeds derived from private placements in the first quarter of 2007 and the exercise of 8 million warrants in the fourth quarter of 2007.

The foreign exchange gain recorded in 2007 was substantially due to the appreciation of the Canadian dollar against the Chinese renminbi (colloquially, the "yuan") since the beginning of 2007. The exchange rate for the Canadian dollar against the Chinese yuan increased from 1

--53--

Canadian dollar to 6.71 Chinese yuan on December 31, 2006 to 7.39 Chinese yuan on December 31, 2007.

Interest expense was $309,045 for 2007, compared to $916,021 for 2006. The decrease is due to the redemption of the convertible promissory note, which was issued in 2006, during the first quarter of 2007.

Stock-based compensation of $2,541,488 was charged to operations during the fiscal year 2007, compared to $2,610,538 in 2006. The decrease in stock-based compensation expense was primarily due to a decrease of the stock price during the year 2007.

HDSI carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of the Company (see Item 7). The Company reimburses HDSI on a full cost-recovery basis. Costs for services rendered by HDSI to the Company in fiscal 2007 were $2.75 million compared to $3.52 million in fiscal 2006, due to the activities related to the Xietongmen Property.

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

Interest income decreased to $0.057 million in 2006, compared to $0.14 million in 2005. This was due to a lower cash balance held by the Company throughout 2006.

HDSI carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of the Company (see Item 7). The Company reimburses HDSI on a full cost-recovery basis. Costs for services rendered by

--54--

HDSI to the Company in fiscal 2006 were $3.52 million compared to $1.30 million in fiscal 2005, due to increased activities related to the Xietongmen Property.

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

Cash and Working Capital

The Company had a working capital of approximately $30.7 million at December 31, 2007 compared to a working capital deficit of $13.9 million as at December 31, 2006, and positive working capital of $3.9 million as at December 31, 2005.

The Company has no lines of credit or other sources of financing which have been arranged but as yet unused. The estimated cash balance on June 25, 2008 was approximately $27 million.

The Company's current working capital is sufficient to fund its exploration programs for fiscal 2008.

Long Term Debt

As at December 31, 2007, the Company had $2.0 million in long-term debt, relating to the acquisition of the three related properties, acquired in conjunction with the merger with Great China. In addition, a long-term future income tax liability of $25.5 million was recorded at December 31, 2007 relating to the merger with Great China and the acquisition of the related properties.

Material Commitments for Capital Expenditures

The Company did not have any material commitments for capital expenditures as at December 31, 2007. Further, the Company had no "purchase obligations" as at December 31, 2007. Purchase obligations are defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Cash Used in Operating Activities

Cash used in operating activities amounted to $22.1 million for fiscal 2007 and is relatively constant compared to $22.3 million for fiscal 2006.

Cash used in operating activities for fiscal 2006 were $22.3 million compared with $8.0 million for fiscal 2005, an increase of $14.3 million. The increase in cash used for fiscal 2006 was the result of the Company's increased losses as a result of exploration activities at the Xietongmen Property, as compared to fiscal 2005.

--55--

Cash Generated in Financing Activities

Taseko Convertible Promissory Note

In 2006, the Company issued to Taseko Mines Limited ("Taseko"), a Canadian public company related by virtue of having several directors in common with the Company, an $11,500,000 one year convertible promissory note (the "Note"). The Note bore interest at 16% per annum and was convertible, at 105% of the principal outstanding, into common shares of the Company, at $2.05 per share until February 28, 2007, following which it was convertible at $2.25 per share until maturity. Taseko also received a right to participate in the Company's future financings, and in such event, could redeem the Note and use the proceeds to subscribe for securities offered under such a future financing. Taseko also acquired a right of first refusal for up to five years, during which time Taseko may purchase up to 50% of any equity or convertible securities offered by the Company in a subsequent financing, until a maximum of 19.9% of the Company's then outstanding shares on a fully diluted basis, are held by Taseko.

In February 2007, Taseko exercised its right to participate in future financings. The Company fully repaid its Note to Taseko at 105% of the $11,500,000 principal balance outstanding (a total of $12,075,000) and the full proceeds were used by Taseko to acquire 7,318,181 units at $1.65 per unit in a private placement offering of the Company.

Private placements

In February 2007, the Company completed a private placement offering of 19,439,395 units at a price of $1.65 per unit, for gross proceeds of $32,075,000, including Taseko's purchase of 7,318,181 units. Each unit was comprised of one common share and one share purchase warrant, exercisable into one common share of the Company, at $1.80 per share, until February 20, 2008.

In March 2007, Jinchuan Group Limited acquired 10,000,000 units of the Company, at $1.80 per unit, for gross proceeds of $18,000,000. Each unit consisted of one common share and one share purchase warrant, each exercisable into 0.8 of a common share, until December 29, 2007, at $2.25 per share until September 29, 2007, and at $2.75 per share thereafter. In November 2007, the Company amended the exercise price of these common share purchase warrants to $2.25. These warrants were exercised in their entirety on November 29, 2007, for net proceeds to the Company of a further $18,000,000.

Options and warrants exercises

In 2007, the Company raised approximately $18.4 million during 2007, via the issuance of common shares, upon the exercise of stock options and share purchase warrants.

In 2006, the Company raised $6.3 million during 2006, via the issuance of common shares, upon the exercise of stock options and share purchase warrants.

HDSI Loans

On November 29, 2006, the Company signed a loan agreement with HDSI pursuant to which the Company borrowed $1,500,000 from HDSI, maturing on February 27, 2007, on an unsecured basis. The loan bore interest at 8% per annum. For the year ended December 31, 2006, the Company recorded an interest expense of $10,521. The Company repaid the loan on March 2, 2007 and paid $30,575 in interest to HDSI.

--56--

On January 18, 2007, the Company signed another loan agreement with HDSI pursuant to which HDSI lent the Company US$2,500,000 maturing on April 18, 2007. The loan bore interest at 8% per annum. The Company repaid the loan on March 2, 2007 and paid $24,551 in interest.

Financial Capability and Additional Financing

The Company has sufficient financial resources to undertake its presently planned programs during fiscal 2008. However, the Company has limited financial resources, has no source of operating income and has no assurance that additional funding will be available to it for further exploration and, if warranted, development of its projects. There can be no assurance that the Company will be able to obtain sufficient financing in the future to carry out development work on the Xietongmen Property. The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Company. Failure to obtain sufficient financing may result in delaying or the indefinite postponement of exploration, development or production on any or all of our properties or even a loss of property interest.

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

Financial Instruments

Continental keeps its financial instruments denominated primarily in Canadian dollars and does not engage in any hedging activities with respect to currency or in-situ minerals. Funds that are excess to Continental's immediate needs are invested in short term near-cash investments, primarily treasury bills backed by the Government of Canada.

Continental does not have any material, legally enforceable, obligations requiring it to make capital expenditures and accordingly, can remain relatively flexible in gearing its activities to the availability of funds.

The Company does not have any financial assets that are invested in asset backed commercial paper.

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

Overall, copper prices have been increasing since late 2003, averaging US$3.03/lb in 2006. The average price in 2007 was approximately US$3.22/lb. Prices have continued to be strong in 2008, averaging US$3.63/lb to June 25.

--57--

Overall, gold prices have been increasing for more than three years. Although there was some volatility in 2006 and early 2007, the average price increased to US$697/oz in 2007. Prices have continued to be strong in 2008, averaging US$912/oz to June 25.

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

--58--

F.            Tabular Disclosure of Contractual Obligations (as at December 31, 2007)

Payments due by period
1 to 3
More than 5
	Total	Less than 1 year	years	3 to 5 years	years
Long-term Debt Obligations	–	–	–	–	–
Capital Lease Obligations	–	–	–	–	–
Operating Lease Obligations	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-term Liabilities	US$2,000,000	US$1,000,000	US$1,000,000	–	–
Total	US$2,000,000	US$1,000,000	US$1,000,000	–	–

G.            Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5E and F above.

--59--

ITEM 6                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

Name (1)	Year born	Position	Director/Officer Since

Rene G. Carrier	1944	Director	Since February 2001

David J. Copeland	1948	Director, Chief Executive Officer and President	Director since November 1995

			Chief Executive Officer and President since January 2008

Scott D. Cousens	1964	Director	Since June 1994

Robert A. Dickinson	1948	Director	Since June 2004

Gordon J. Fretwell	1953	Director	Since February 2001

Gerald Panneton	1957	Director	Since January 2006

Ronald W. Thiessen	1952	Co-Chairman and Director	Since November 1995

Fuyu Wang(3)	1957	Director	Since April 2007

Zhi Wang (2)	1957	Co-Chairman and Director	Since December 2006

Jie (Jack) Yang (2)	1963	Director	Since December 2006

Dickson Hall	1952	Vice President, Business Development	Since October 2005

Marchand Snyman	1967	Chief Financial Officer	Since February 2008

Trevor Thomas	1967	Secretary	Since February 2008

(1)

To the best of the Company's knowledge, none of such persons has any family relationship with any other and none were elected as a director or appointed as an officer as a result of an arrangement or understanding with a major shareholder, customer, supplier, or any other party.

(2)	Appointed to the board of directors pursuant to merger with Great China.

(3)	Jinchuan representative appointed to the board of directors pursuant to the Jinchuan Framework Agreement

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

--60--

Mr. Carrier currently is/or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	February 2001	Present
Acrex Ventures Ltd.	Director	September 2000	September 2003
Chartwell Technology Inc.	Director	June 1991	April 2007
International Royalty Corporation	Lead Director	June 2003	Present
Quartz Mountain Resources Ltd.	Director	January 2000	Present
	President	June 2005	Present
Rockwell Diamonds Inc.	Director	April 1993	Present

DAVID J. COPELAND, P.Eng. – Director, President and Chief Executive Officer

David J. Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of companies for which HDSI provides services. He is also a director of HDSI.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	November 1995	Present
	President & CEO	January 2008	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	September 2006	Present
	Chief Executive Officer	September 2006	September 2007
	Chairman	September 2007	Present
Taseko Mines Limited	Director	March 1994	Present

SCOTT D. COUSENS – Director

Scott D. Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens' focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate

--61--

success has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies to which HDSI provides services.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	June 1994	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Farallon Resources Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	November 2000	Present
Taseko Mines Limited	Director	October 1992	Present

ROBERT A. DICKINSON, B.Sc., M.Sc. – Director

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom HDSI provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of HDSI. He is also President and Director of United Mineral Services Ltd., a private investment company and is the Co-Chairman and Director of Gibraltar Mines Ltd., a private mining company, which is a wholly-owned subsidiary of Taseko Mines Limited.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	November 1990	September 2004
	Director	October 2004	Present
	Chairman	April 2004	September 2004
	Co-Chairman	October 2004	Present
Detour Gold Corporation	Director	August 2006	Present

--62--

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	July 1991	April 2007
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2006
	Chairman	November 2000	September 2006
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

GORDON J. FRETWELL, B.Comm, LLB. – Director

Gordon J. Fretwell holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	February 2001	Present
Bell Resources Corporation	Director	June 2001	Present
Benton Resources Corp.	Director	March 2005	Present
Copper Ridge Explorations Inc.	Secretary and Director	September 1999	Present
Grandcru Resources Corp.	Director	December 2002	Present
Icon Industries Limited	VP of Legal Services	December 2000	Present
	Director	July 2004	Present
International Royalty Corporation	Director	February 2005	Present
Keegan Resources Inc.	Director	February 2004	Present
Lignol Energy Corporation	Director	January 2007	Present
Meritus Minerals Ltd.	Director	June 2007	Present
Northern Dynasty Minerals Ltd.	Director	June 2004	Present
Pine Valley Mining Corp.	Director	August 2003	Present

--63--

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	January 2003	Present
Rockwell Diamonds Inc.	Secretary	March 1998	November 2007
	Director	March 1998	September 2006
Tri-Gold Resources Corp.	Director	July 2001	October 2003
	Secretary	July 2001	September 2003
	Chief Financial Officer	November 2005	January 2006

GERALD P. PANNETON, P.Geo. (Quebec) – Director

Mr Panneton holds a BSc and MSc degrees in geology, from the University of Montreal and McGill University, respectively. Before joining HDSI and Continental Minerals Corporation, Mr. Panneton was Director of Advanced Projects and Evaluations for the Exploration-Corporate Development group for Barrick Gold Corporation, based in Toronto, Canada. His responsibilities included the evaluation and due diligence process of advanced projects throughout Russia, Europe, Africa, North America, Australia, and Asia.

Mr. Panneton is, or was within the past years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	January 2006	Present
	President and Chief Executive Officer	January 2006	January 2008
Barrick Gold Corporation	Director Advanced Projects	May 1998	January 2006
Detour Gold Corporation	President, Chief Executive Officer and Director	July 2006	Present

RONALD W. THIESSEN, CA – Co-Chairman and Director

Ronald W. Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by HDSI, a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of HDSI.

--64--

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	August 2007
	Co-Chairman	January 2006	Present
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	Present
Detour Gold Corporation	Chairman and Director	July 2006	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	December 1999	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	September 2007
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	December 2006

--65--

FUYU WANG - Director

Fuyu Wang is a senior mining engineer with over 30 years of experience in the industry. Mr. Wang completed a Master Degree of Engineering in 2003 from the University of Science and Technology, in Beijing. He is a director with Jinchuan Group Limited, the largest nickel producer in Asia and one of the largest copper producers in China.

Mr. Wang's principal occupation and employment, together with his employment history for each of the past five years is as follows:

Company	Positions Held	From	To
Jinchuan Group	Director of the Third Mine of Jinchuan Group Limited	August 2000	Present

Mr. Wang is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	August 2007	Present

ZHI WANG – Co-Chairman and Director

Zhi Wang completed a diploma in business administration at China Radio & Television University in 1984 and pursued further studies in business administration under an exchange program in Australia 1988. From 2001 to present, Mr. Wang has been Chairman and President of Honglu Investment Holdings, Inc., Tianyubofeng Science & Technology, Inc. and Standard Hotel Management, Co. He has also been President and General Manager of Ziyuewentao Enterprises Inc. from 1997 to Present.

Mr. Wang is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Co-Chairman and Director	December 2006	Present
Great China Mining Inc.	Co-Chairman and Director	July 2003	December 2006

JIE (Jack) YANG – Director

Jack Yang graduated from the Beijing University of International Business & Economics, Beijing, China in 1984 with a Bachelor of Economics degree. Mr. Yang has been President of Sundecin Enterprises Inc. since 1997. In addition, he was Vice-President of Honglu Investment Holdings Inc. from 2001 to 2003.

--66--

Mr. Yang is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	December 2006	Present
Great China Mining Inc.	Director	July 2003	December 2006

DICKSON HALL - Vice President, Business Development

Dickson Hall holds Bachelor and Masters of Arts degrees from the University of British Columbia. Mr. Hall is the founding director of Dickson Hall & Associates, specializing in strategy and business development projects in China. He has an extensive career of over 25 years in the public and private sectors in China and Hong Kong having worked in Beijing and Guangzhou for British Petroleum, represented the Government of British Columbia in Hong Kong and China, and assisted numerous companies with China projects. He speaks, reads and writes Mandarin Chinese. He is an advisor to Continental Minerals Corporation.

Company	Positions Held	From	To
ACT360	Director	August 2004	Present
CY Oriental Holdings Ltd.	Director	June 2007	Present

MARCHAND SNYMAN, CA (SA), CA (AUST) – Chief Financial Officer

Marchand Snyman holds a B Comm. (Accountancy) degree in 1988 and a B Comm. (Hons) (Accountancy) degree in 1989 from the University of Pretoria, and an Advanced Diploma in Treasury Management (cum laude) from the University of South Africa in 1993. He is a member of the Institute of Chartered Accountants in Australia and of the South African Institute of Chartered Accountants.

Prior to starting Muratie Investments Pty Limited in 2003, Mr. Snyman was the General Manager, Corporate Finance and Business Development of Anglo American Platinum Corporation Limited in Johannesburg, South Africa.

TREVOR THOMAS, LLB – Secretary

Trevor Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law for over 12 years, both in private practice environment as well as in house positions and is currently in-house counsel for Hunter Dickinson Services Inc. Prior to joining HDSI, he served as in-house legal counsel with Placer Dome Inc.

Mr. Thomas is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Amarc Resources Ltd.	Secretary	February 2008	Present

--67--

Anooraq Resources Corporation	Asst Secretary	November 2007	Present
Continental Minerals Corporation	Secretary	February 2008	Present
Farallon Resources Ltd.	Secretary	December 2007	Present
Rockwell Diamonds Inc.	Secretary	February 2008	Present

B.            Compensation

During the Company's financial year ended December 31, 2007, the aggregate cash compensation paid or payable by the Company or its subsidiaries to its directors and senior officers, all of whose financial statements are consolidated with those of the Company, was $1,648,669.

Ronald Thiessen (Co-Chairman), Gerald Panneton (Director), Jeffrey Mason (former Chief Financial Officer and Secretary(2)), Qi Deng (General Manager), Dickson Hall (Vice President – Business Development), and Patrick Donovan (Feasibility Study Manager) are each a "Named Executive Officer" of the Company for the purposes of the following disclosure.

The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Ronald Thiessen Co-Chairman	2007 2006 2005	93,294 170,905 88,949	Nil Nil Nil	Nil Nil Nil	300,000 Nil 500,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gerald Panneton(1) President and Chief Executive Officer	2007 2006 2005	220,000 348,223 Nil	66,000 Nil Nil	Nil –Nil Nil	100,000 700,000 Nil	Nil –Nil Nil	Nil –Nil Nil	Nil Nil Nil
Jeffrey Mason(2) Chief Financial Officer and Secretary	2007 2006 2005	54,966 101,927 54,171	Nil Nil Nil	Nil Nil Nil	100,000 200,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Qi Deng, General Manager	2007 2006 2005	249,956 176,400 179,200	30,000 Nil Nil	Nil Nil Nil	25,000 50,000 25,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Dickson Hall, Vice President – Business Development	2007 2006 2005	231,336 181,230 79,725	40,000 Nil Nil	Nil Nil Nil	350,000 Nil 250,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Patrick Donovan (3) Feasibility Study Manager	2007 2006 2005	210,000 159,143 Nil	50,000 Nil Nil	Nil Nil Nil	Nil 250,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

--68--

Notes:

(1)	Gerald Panneton resigned as President and Chief Executive Officer on January 31, 2008. David J. Copeland was appointed as President and Chief Executive Officer on January 31, 2008.

(2)	Jeffrey Mason resigned as Director, Secretary and Chief Financial Officer on February 8, 2008. Marchand Snyman was appointed as Chief Financial Officer on February 8, 2008.

(3)	Patrick Donovan resigned on March 31, 2008.

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

The Company has in place a stock option plan dated for reference June 19, 2006 (the "Plan") (see below).

The share options granted to the Named Executive Officers during the financial year ended December 31, 2007 were as follows:

NAMED EXECUTIVE OFFICERS Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Gerald Panneton	100,000	3.83%	$ 2.01	$1.76	February 28, 2012
Dickson Hall	350,000	13.40%	$ 2.01/$1.68	$1.76/$1.52	April 30, 2009 February 28, 2011
Qi Deng	25,000	0.96%	$ 2.01	$1.76	February 28, 2012
Jeffrey Mason	100,000	3.83%	$ 2.01	$1.76	February 28, 2012
Patrick Donovan	Nil	Nil	N/A	N/A	N/A

--69--

No Named Executive Officer exercised share options during the financial year ended December 31, 2007. The values of the unexercised in the money options of the Named Executive Officers as at December 31, 2007 were as follows:

Financial Year-End Option Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/ at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable
Gerald Panneton	Nil	Nil	633,333 / 166,667	0 / 0
Jeffrey Mason	Nil	Nil	233,333 / 66,667	0 / 0
Qi Deng	25,000	Nil	58,333 / 16,667	0 / 0
Dickson Hall	Nil	Nil	33,333 / 316,667	0 / 0
Patrick Donovan	Nil	Nil	250,000 / 0	0 / 0

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

Compensation of Directors

Two independent directors of the Company, Mr. Gordon Fretwell and Mr. Rene Carrier were each compensated $7,200 during the financial year ended December 31, 2007, for their services in their capacity as directors. Mr. Xiaojun Ma was compensated approximately $30,700 during the financial year ended December 31, 2007, for his services as a Manager to the Company. Mr. Ma resigned as Director effective May 2008. In 2006, Mr. Zhi Wang signed a consulting services agreement with the Company, pursuant to which he would assist the Company in securing the necessary mining permits for commercial mining at the Xietongmen Property. Under this agreement, if Mr. Wang contributes to the successful receipt of all necessary mining permits, prior to March 31, 2010, he will receive 2,500,000 units of Continental, with each unit consisting

--70--

of one common share and one share purchase warrant. Each warrant is to be exercisable at $1.59 for one year from the date of receipt of the mining permits.

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

Audit Committee

As at December 31, 2007, the members of the audit committee were Messrs. Rene Carrier and Gordon Fretwell. A former director, Mr. Ma Xiaojun was the third member of the audit committee. A replacement audit committee member will be appointed. All members are financially literate. Messrs Carrier and Fretwell are independent. The audit committee is elected annually by the directors of Continental, at the first meeting of the board held after Continental's annual general meeting.

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

--71--

Nomination of Directors

The Board considers its size each year when it considers the number of directors required, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

The Board has established a Nominating and Governance Committee consisting of Gordon Fretwell, Rene G. Carrier and Ronald Thiessen. A charter for the Nominating and Governance Committee has been adopted and this charter is included in the Company's corporate governance policies and procedures manual, which is available for viewing at the Company's website at www.continentalminerals.com.

The Nominating and Governance Committee has been given the responsibility of developing and recommending to the Board, the Company's approach to corporate governance. The Nominating and Governance Committee will review with management all new and modified rules and policies applicable to governance of the Company to assure that the Company remains in full compliance with such requirements.

The nominating function of the Nominating and Governance Committee is to evaluate and recommend to the Board the size of the Board and persons as nominees for the position of Director of the Company.

Compensation

The Board has established a Compensation Committee consisting of Rene G. Carrier, Gordon Fretwell and Ronald Thiessen. A charter for the Compensation Committee has been adopted. This Charter is included in the Company's corporate governance policies and procedures manual, which is available for viewing at the Company's website at www.continentalminerals.com.

The function of the Compensation Committee is to review, on an annual basis, the compensation paid to the Company's executive officers and to the Directors, to review the performance and compensation paid to the Company's executive officers and to make recommendations on compensation to the Board. In addition, the Committee will review annually the compensation plans for the Company's non-executive staff.

D.            Employees

At June 25, 2008, Continental had no direct employees in Canada. There were approximately 68 employees in China. Continental's administrative and exploration functions are primarily administered through HDSI. (see Item 7B).

--72--

E.            Share Ownership

Security Holdings of Insiders who are Management (as at June 25, 2008)

Name of Insider	Securities Beneficially Owned or Controlled (1)	As a % of outstanding Common Shares
Rene G. Carrier	145,250 Common Shares (2) 300,000 Options (5.a) Nil Warrants	0.1%
David J. Copeland	2,275,419 Common Shares 800,000 Options (5.b) Nil Warrants	1.8%
Scott D. Cousens	1,939,389 Common Shares 400,000 Options (5.c) Nil Warrants	1.5%
Robert A. Dickinson	1,753,091 Common Shares (3) 400,000 Options (5.d) Nil Warrants	1.4%
Gordon J. Fretwell	88,750 Common Shares (4) 300,000 Options (5.e) nil Warrants	0.1%
Gerald Panneton	21,500 Common Shares 800,000 Options (5.f) Nil Warrants	0.02%
Ronald W. Thiessen	1,925,420 Common Shares 600,000 Options (5.g) Nil Warrants	1.8%
Trevor Thomas	Nil Common Shares 115,000 Options (5.h) Nil Warrants	0%
Zhi Wang	2,276,784 Common Shares 900,000 Options (5.i) Nil Warrants	1.8%
Jie (Jack) Yang	569,196 Common Shares 400,000 Options (5.j) Nil Warrants	0.4%
Marchand Snyman	400,000 Options (5.k)	0%
Total	10,994,799 Common Shares 5,080,000 Options	8.52%

--73--

(1)	The information as to shares beneficially owned or controlled has been furnished by insiders and is as of June Xx, 2008.
(2)	Certain of these shares are held in the name of Euro-American Capital Corporation, a private company controlled by Mr. Carrier.
(3)	Mr. Dickinson holds 481,620 Non-Voting Redeemable Preferred shares.
(4)	Certain of these shares are registered in the name of Gordon J. Fretwell Law Corporation, a private company controlled by Mr. Fretwell.
(5)	The share purchase options held by directors and officers are as follows:

(5.a) 100,000 options at $1.61 until 02/28/2011; 100,000 options at $2.01 until 02/28/2012; 100,000 options at $1.32 until 05/02/2011
(5.b) 200,000 options at $1.61 until 02/28/2011; 100,000 options at $2.01 until 02/28/2012; 500,000 options at $1.32 until 05/02/2011
(5.c) 200,000 options at $1.61 until 02/28/2011; 100,000 options at $2.01 until 02/28/2012; 100,000 options at $1.32 until 05/02/2011
(5.d) 200,000 options at $1.61 until 02/28/2011; 100,000 options at $2.01 until 02/28/2012; 100,000 options at $1.32 until 05/02/2011
(5.e) 100,000 options at $1.61 until 02/28/2011; 100,000 options at $2.01 until 02/28/2012; 100,000 options at $1.32 until 05/02/2011
(5.f) 700,000 options at $1.61 until 02/28/2011; 100,000 options at $2.01 until 02/28/2012
(5.g) 100,000 options at $2.01 until 02/28/2012; 200,000 options at $1.61 until 02/28/2011; 300,000 options at $1.32 until 05/02/2011
(5.h) 15,000 options at $2.01 until 04/30/2009; 100,000 options at $1.32 until 05/02/2011
(5.i) 700,000 options at $1.61 until 02/28/2011; 100,000 options at $2.01 until 02/28/2012; 100,000 options at $1.32 until 05/02/2011
(5.j) 200,000 options at $2.01 until 02/28/2012; 200,000 options at $1.32 until 05/02/2011
(5.k) 400,000 options at $1.32 until 05/02/2011

As at June 25, 2008, the directors and officers of Continental and their affiliate held as a group, directly and indirectly, own or control an aggregate of 10,994,799 common shares (8.52%) . Only common shares have been disclosed, as Continental's preferred shares are non-voting.

As at June 25, 2008, an aggregate of 1,892,529 common shares were available for issuance pursuant to Continental's Share Incentive Plan, described below.

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

--74--

As at June 25, 2008, under the Plan 11,012,775 options were outstanding. There remained a further 1,892,529 shares available for granting as options under the Plan.

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

--75--

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

As at June 25, 2008, Jinchuan Group Limited ("Jinchuan") of Gansu Province, China, held 18,000,000 common shares of Continental, representing approximately 13.9% of the common shares outstanding. Jinchuan holds the right to appoint one nominee to hold one seat on the Company's board of directors and maintains this right for so long as it maintains its initial percentage interest (of approximately 8.3%) in the outstanding common shares of the Company. As of June 25, 2008, Jinchuan has exercised this right, and Mr Fuyu Wang serves as a director of Company pursuant to this right.

As at June 25, 2008, Taseko Mines Limited held 7,827,726 common shares of Continental, representing approximately 6.1% of the common shares outstanding.

All of the common shares have the same voting rights.

Geographic Breakdown of Shareholders

As of June 25, 2008, Continental's register of shareholders indicates that Continental's common shares are held as follows:

	Number of
	registered
	shareholders	Number of	Percentage of
Location	of record	shares	total shares
Canada	540	79,887,458	61.90%
United States	1,857	20,703,498	16.04%
Other	433	28,462,085	22.06%
	2,830	129,053,041	100.00%

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

--76--

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

B.            Related Party Transactions

Except as disclosed herein, Continental has not, since the beginning of its last fiscal year ended December 31, 2007, and does not propose to:

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

--77--

(e)	enterprises in which a substantial voting interest is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Hunter Dickinson Services Inc.

HDSI provides management and administrative services to Continental pursuant to the Corporate Services Agreement dated June 1, 2008, as described above under "Business Overview – Association with Hunter Dickinson Services Inc."

During the fiscal years ended December 31, 2007, December 31, 2006 and December 31, 2005, Continental paid approximately $2.7 million, $3.5 million and $1.3 million respectively, to HDSI for services pursuant to the management and administrative services agreement.

On November 29, 2006, the Company signed a loan agreement with HDSI pursuant to which HDSI lent the Company $1,500,000 maturing on February 27, 2007. The loan bore interest at 8% per annum. For the year ended December 31, 2006, the Company recorded an interest expense of $10,521. The Company repaid the loan on March 2, 2007 and paid $30,575 in interest.

On January 18, 2007, the Company signed another loan agreement with HDSI pursuant to which HDSI lent the Company US$2,500,000 maturing on April 18, 2007. The loan bore interest at 8% per annum. The Company repaid the loan on March 2, 2007 and paid $24,551 in interest.

Taseko Mines Limited

During the year, the Company issued an $11,500,000 convertible promissory note to Taseko Mines Limited, a company related to Continental by virtue of having certain common directors. On February 7, 2007, the Company redeemed the convertible promissory note at 105% of the principal amount outstanding. For the year ended December 31, 2007, $254,155 was paid to Taseko Mines Limited in interest on the convertible promissory note, of which $97,881 was paid in cash, and the remainder paid by the issuance of 89,229 common shares of the Company. In March 2007, Taseko exercised its right to participate in future financings. The Company fully repaid its Note to Taseko at 105% of the $11,500,000 principal balance outstanding (a total of $12,075,000) and the full proceeds were used by Taseko to acquire 7,318,181 units at $1.65 per unit in a private placement offering of the Company. This transaction is described above under "Operating and Financial Review and Prospects – Liquidity and Capital Resources".

Zhi Wang

Upon completion of the Merger, Mr. Zhi Wang was appointed a director of Continental in accordance with the Merger Agreement. During the year ended December 31, 2007, the Company paid $227,614 (2006 – $197,310; 2005 – $nil) and $461,445 (2006 – $52,550; 2005 – $nil) to Tibet Bojing Minerals Investment Limited ("Tibet Bojing") and Beijing Honglu Shengdi Consulting Services Limited ("Beijing Honglu"), two companies controlled by Mr. Zhi Wang, for consulting services.

Merger Agreement

During 1996, Mr. Zhi Wang was issued 2,276,784 common shares of Continental upon completion of the Merger in exchange for his 20,000,0000 shares of GMCI. On becoming a director of Continental, Mr. Wang was granted stock options of Continental to purchase 700,000 shares exercisable at Cdn$1.61 per share and expiring the earlier of February 28, 2011, or 90 days following the date that Mr. Wang ceases to be a director.

--78--

Post-Merger Agreement

During fiscal 2006, Continental entered into the Post-Merger Agreement, as described in detail above under "History and Development of the Company – Post-Merger Agreement with Zhi Wang".

During 2007, the Company paid $227,614 and $461,445 to two companies controlled by Mr. Zhi Wang, a director of the Company, for administrative and consulting services.

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

During the prior year, Mr. Yang was issued 569,196 common shares of Continental upon completion of the Merger in exchange for his 5,000,000 shares of GMCI. On becoming a director of Continental, Mr. Yang was granted stock options of Continental to purchase 200,000 shares exercisable at Cdn$1.61 per share and expiring the earlier of February 28, 2011, or 90 days following the date that Mr. Yang ceases to be a director.

During the year ended December 31, 2007, the Company paid $147,753 (2006 – $nil; 2005 – $nil) to Sundecin Enterprises Inc., a company controlled by Mr.Yang of the Company, for consulting services.

Other Related Party Transactions

During the year ended December 31, 2007, the Company paid $169,762 (2006 – $4,928; 2005 – $nil) to C.E.C. Engineering Ltd., a company controlled by David Copeland, President and Chief Executive Officer of the Company, for engineering consulting services.

During the year ended December 31, 2007, the Company paid $271,336 (2006 – $209,057; 2005 – $nil) to Dickson Hall & Associates, a company controlled by Dickson Hall, Vice President of Business Development, for consulting services.

During the year ended December 31, 2007, the Company paid $279,956 (2006 – $184,953; 2005 – $nil) to Qi Deng, a director of Tian Yuan, the Company's main Tibetan subsidiary, for consulting and project management services.

During the year ended December 31, 2007, the Company paid $63,701 (2006 – $34,880; 2005 – $nil) to Zhengxun Guo, a director of Tian Yuan, the Company's main Tibetan subsidiary, for administrative and managerial services.

During the year ended December 31, 2007, the Company paid $35,435 (2006 – $6,833; 2005 – $nil) to Xiaojun Ma, a director of the Company, for administrative and managerial services.

During the year ended December 31, 2007, Mr. Fuyu Wang was appointed as a director of the Company. Fuyu Wang is also a director of Jinchuan Group Limited ("Jinchuan"). Subsequent to

--79--

his appointment as a director of the Company, Jinchuan exercised 8 million warrants, for net proceeds to the Company of $18,000,000.

C.            Interests of Experts and Counsel

Not applicable.

--80--

ITEM 8                FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information

Item 17 of this Form 20-F contains Continental's audited consolidated annual financial statements as at December 31, 2007 and 2006 and each of the years in the three year period ended December 31, 2007..

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

B.            Significant Changes

There have been no significant changes to the accompanying consolidated financial statements since December 31, 2007, except as disclosed in this Annual Report on Form 20-F.

--81--

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

The following is a summary, on an annual basis, of the high and low prices of Continental's shares on the TSX Venture Exchange and the OTC-BB during Continental's last five financial years and any subsequent period:

TSX VENTURE EXCHANGE: KMK			NASDAQ/OTC-BB: KMK
Trading in Canadian Dollars			Trading in United States dollars
	High	Low		High	Low
	($)	($)		(US$)	(US$)
Annual			Annual
2003	0.84	0.20	2003	0.64	0.16
2004	2.25	0.79	2004	1.70	0.51
2005	2.10	0.94	2005	1.82	0.78
2006	2.96	1.31	2006	2.67	1.17
2007	2.26	1.25	2007	1.92	1.23
2008 (to June 25, 2008)	1.74	0.90	2008 (to June 25, 2008)	1.71	0.90

--82--

The following is a summary, on a fiscal quarter basis, of the high and low prices of Continental's shares on the TSX Venture Exchange and the OTC Bulletin Board during Continental's two most recent financial years and any subsequent period:

TSX VENTURE EXCHANGE: KMK			NASDAQ/OTC-BB: KMKCF
Trading in Canadian Dollars			Trading in United States dollars
	High	Low		High	Low
By Quarter	($)	($)	By Quarter	(US$)	(US$)
Calendar 2006			Calendar 2006
1st Quarter	1.84	1.48	1st Quarter	1.59	1.27
2nd Quarter	2.96	1.50	2nd Quarter	2.67	1.29
3rd Quarter	1.90	1.31	3rd Quarter	1.65	1.25
4th Quarter	2.35	1.32	4th Quarter	2.06	1.17

Calendar 2007			Calendar 2007
1st Quarter	2.26	1.55	1st Quarter	1.92	1.31
2nd Quarter	2.12	1.52	2nd Quarter	1.82	1.43
3rd Quarter	1.82	1.33	3rd Quarter	1.71	1.23
4th Quarter	1.84	1.25	4th Quarter	1.82	1.33

Calendar 2008			Calendar 2008
1st Quarter	1.74	1.24	1st Quarter	1.71	1.22
2nd Quarter (to June 25, 2008)	1.40	0.90	2nd Quarter (to June 25, 2008)	1.40	0.90

The following is a summary, on a monthly basis, of the high and low prices of Continental's shares on the TSX Venture Exchange and the OTC Bulletin Board during the past six months:

TSX VENTURE: KMK			NASDAQ/OTC-BB: KMKCF
Trading in Canadian Dollars			Trading in United States dollars
	High	Low		High	Low
Monthly	($)	($)	Monthly	(US$)	(US$)
December 2007	1.80	1.46	December 2007	1.77	1.46
January 2008	1.74	1.37	January 2008	1.71	1.36
February 2008	1.65	1.29	February 2008	1.61	1.29
March 2008	1.60	1.24	March 2008	1.62	1.22
April 2008	1.40	1.24	April 2008	1.40	1.25
May 2008	1.34	1.18	May 2008	1.34	1.17
June 2008 (to June 25)	1.24	0.90	June 2008 (to June 25)	1.23	0.90

B.            Plan of Distribution

Not applicable.

--83--

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

--84--

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

--85--

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

--86--

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

--87--

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

--88--

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

--89--

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

--90--

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

--91--

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

--92--

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

D.            Exchange Controls

Continental is a Province of British Columbia corporation. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See "Taxation" below.

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

--93--

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

--94--

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

--95--

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

--96--

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

--97--

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

--98--

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

--99--

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

--100--

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

--101--

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

--102--

The Cayman Island subsidiaries are N7C Resources Inc. and N8C Resources Inc..

Other subsidiaries include Highland Mining Inc, a company incorporated in the British Virgin Islands.

The Company has one subsidiary incorporated in the People's Republic of China, namely Tibet Tian Yuan Minerals Exploration Ltd. Its primary purpose is to hold the Xietongmen Property.

--103--

ITEM 11              QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)            Transaction Risk and Currency Risk Management

Continental's operations do not employ financial instruments or derivatives which are market sensitive and Continental does not have financial market risks.

(b)            Exchange Rate Sensitivity

A significant portion of the Company's administrative operations are in Canada.

While the Company incurs some of its exploration expenditures in Canadian dollars, a significant portion of them are incurred in Chinese renminbi and, consequently, subject to exchange rate risk.

The Company typically holds a significant portion of its cash in Canadian dollars and reports the results of its operations in Canadian dollars. The Company is exposed to exchange rate sensitivity, to the extent that the Canadian dollar fluctuates with the US dollar and the renminbi.

The Company’s liabilities are typically denominated in Canadian dollars and renminbi and the Company has no material commitments in other currencies. However, the Company has a US$2,000,000 liability as a result of the acquisition of the surrounding properties, payable in US dollars, at a rate of US$500,000 per year.

The Company currently does not engage in foreign currency hedging.

(c)            Interest Rate Risk

The Company is subject to interest rate risk with respect to its investments in cash equivalents. The Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash equivalents mature impact interest income earned.

Other than the US$2 million non-interest bearing debt related to the acquisition of the surrounding properties, the Company has no debt, other than routine accounts payable.

(d)            Commodity Price Risk

While the value of Continental's resource properties relate to the price of copper and gold metals and their outlook, Continental currently does not have any operating mines and hence, does not have any hedging or other commodity based price risks in respect of its operational activities.

Copper and gold prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

--104--

ITEM 12              DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

--105--

PART II

--106--

ITEM 13              DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

--107--

ITEM 15              CONTROLS AND PROCEDURES

Internal Controls over Financial Reporting Procedures

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of December 31, 2007 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed in reports that we file or submit under the Exchange Act.

While our Chief Executive Officer and our Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance of effectiveness, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.

--108--

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

ITEM 16B.            CODE OF ETHICS

The Board has adopted a corporate governance policies and procedures manual which includes a formal ethics policy which is available for download from the Company's website, www.continentalminerals.com. The Board also understands that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

ITEM 16C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services:

Nature of Services	Fees Paid to Auditor in Year Ended December 31, 2007	Fees Paid to Auditor in Year Ended December 31, 2006
Audit Fees (1)	(estimate) $ 180,000	$ 236,000
Audit-Related Fees(2)	–	$ 8,000
Tax Fees	$ 4,028	$ 79,000
All Other Fees	$ 11,000	–
Total	$ 195,028	$ 323,000

Notes:

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

--109--

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

--110--

PART III

--111--

ITEM 17              FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)

Report of Independent Registered Public Accounting Firm on the consolidated balance sheets as at December 31, 2007 and 2006, and the consolidated statements of operations, deficit and cash flows for each of the years in the three year period ended December 31, 2006;

(2)	Consolidated balance sheets as at December 31, 2007 and 2006;

(3)	Consolidated statements of operations for each of the years in the three year period ended December 31, 2007;

(4)	Consolidated statements of deficit for the periods referred to in (3) above.

(5)	Consolidated statements of cash flows for the periods referred to in (3) above;

(6)	Notes to the consolidated financial statements;

--112--

ITEM 18              FINANCIAL STATEMENTS

Not applicable. See Item 17.

--113--

ITEM 19              EXHIBITS

The following exhibits are included with this Annual Report on Form 20-F:

Exhibit	Description of Exhibit
Number

1.1	Notice of Articles and Articles of Incorporation of Continental (1)

4.1	Corporate Services Agreement between Continental and Hunter Dickinson Services Inc. dated June 1, 2008 (3)

4.2	2005 Continental Share Option Plan dated for reference June 14, 2005 (2)

4.3	2006 Continental Share Option Plan(3)

4.4	Merger Agreement and Plan of Merger dated May 29, 2006 (1)

4.5	Post-Merger Agreement between Continental and Wang Zhi dated May 29, 2006 (1)

4.6	Amendment to Merger Agreement dated September 12, 2006 (4)

4.7	Amendment to Plan of Merger dated September 12, 2006 (4)

4.8	Form of Great China Shareholder Letter Agreement (1)

4.9	Form of Termination Agreement in respect of 43 Non-Core Properties (1)

11.1	Continental Code of Ethics (6)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(3)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(3)

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002(3)

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002 (3)

20.1	Consent of Ian R. Chisholm, P.Eng. (3)

20.2	Consent of Graham Holmes, P.Eng. (3)

--114--

Exhibit	Description of Exhibit
Number

20.3	Consent of Patrice Live, Eng. (3)

20.4	Consent of Lawrence Melis, P.Eng. (3)

99.1	Consolidated Financial Statements for the Years Ended December 31, 2007, 2006 and 2005 (3)

(1)	Incorporated by reference from our Registration Statement on Form F-4 originally filed with the SEC on June 30, 2006.

(2)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2004, originally filed with the SEC on June 30, 2005.

(3)	Filed as an exhibit to this Annual Report on Form 20-F.

(4)	Incorporated by reference from our Amendment No. 2 to the Registration Statement on Form F-4/A originally filed with the SEC on September 28, 2006.

(5)	Incorporated by reference from our Amendment No. 1 to the Registration Statement on Form F-4/A originally filed with the SEC on August 25, 2006.

(6)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2003, originally filed with the SEC on June 4, 2004 and as amended on December 8, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONTINENTAL MINERALS CORPORATION

/s/ Marchand Snyman
_______________________________________
Marchand Snyman
Chief Financial Officer

DATED:        June 30, 2008