Form 20-F/A
period 2007-12-31
CONTINENTAL MINERALS CORP
filed 2008-10-15
CIK 782879

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

This Form 20-F/A has been filed in order to include condensed parent-only financial statements as required under Rule 5-04 of Regulation S-X.

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

--112--

ITEM 18              FINANCIAL STATEMENTS

Not applicable. See Item 17.

--113--

ITEM 19              EXHIBITS

The following exhibits are included with this Annual Report on Form 20-F:

Exhibit	Description of Exhibit
Number

1.1	Notice of Articles and Articles of Incorporation of Continental (2)

4.1	Corporate Services Agreement between Continental and Hunter Dickinson Services Inc. dated June 1, 2008 (4)

4.2	2005 Continental Share Option Plan dated for reference June 14, 2005 (3)

4.3	2006 Continental Share Option Plan (4)

4.4	Merger Agreement and Plan of Merger dated May 29, 2006 (2)

4.5	Post-Merger Agreement between Continental and Wang Zhi dated May 29, 2006 (2)

4.6	Amendment to Merger Agreement dated September 12, 2006 (5)

4.7	Amendment to Plan of Merger dated September 12, 2006 (5)

4.8	Form of Great China Shareholder Letter Agreement (2)

4.9	Form of Termination Agreement in respect of 43 Non-Core Properties (2)

11.1	Continental Code of Ethics (7)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (4)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (4)

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002 (4)

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002 (4)

20.1	Consent of Ian R. Chisholm, P.Eng. (4)

20.2	Consent of Graham Holmes, P.Eng. (4)

--114--

Exhibit	Description of Exhibit
Number

20.3	Consent of Patrice Live, Eng. (4)

20.4	Consent of Lawrence Melis, P.Eng. (4)

99.1	Consolidated Financial Statements for the Years Ended December 31, 2007, 2006 and 2005 (4)

99.2	Condensed Parent-Only Financial Statements for the Years Ended December 31, 2007, 2006 and 2005 (1)

(1)	Filed herewith.

(2)	Incorporated by reference from our Registration Statement on Form F-4 originally filed with the SEC on June 30, 2006.

(3)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2004, originally filed with the SEC on June 30, 2005.

(4)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2007, originally filed with the SEC on June 30,2008.

(5)	Incorporated by reference from our Amendment No. 2 to the Registration Statement on Form F-4/A originally filed with the SEC on September 28, 2006.

(6)	Incorporated by reference from our Amendment No. 1 to the Registration Statement on Form F-4/A originally filed with the SEC on August 25, 2006.

(7)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2003, originally filed with the SEC on June 4, 2004 and as amended on December 8, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONTINENTAL MINERALS CORPORATION

/s/ Marchand Snyman
_______________________________________
Marchand Snyman
Chief Financial Officer

DATED:        October 10, 2008