Form 20-F
period 2008-12-31
CONTINENTAL MINERALS CORP
filed 2009-06-30
CIK 782879

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

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

N/A
(Title of Class)

Number of outstanding shares of each of the issuer's classes of capital or common stock on December 31, 2008.

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
[   ] Yes    [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the SecuritiesExchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
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

Except as noted, the information set forth in this Annual Report is as of June 9, 2009 and all information included in this document should only be considered correct as of such date.

GLOSSARY OF TERMS USED IN THIS ANNUAL REPORT ON FORM 20-F

Certain terms used herein are defined as follows:

arc	A complex of volcanic and plutonic igneous rocks that originally formed along a deep structural zone in the ocean floor near to the edge of a continent.

batholith	A large mass (greater than 100 square kilometers) of course grained plutonic igneous rock, formed at considerable depth but which is now exposed at surface.

diorite, granodiorite	Common coarse-grained igneous rocks of intermediate composition.

HQ	A size of drill core 6.35 centimeters in diameter.

hypogene mineralization

Mineralization formed by ascending mineral solutions, normal ore forming processes, and comprising common copper sulphide minerals. Metal recoveries from oxide and supergene material may differ from recoveries from hypogene material, and may processed or handled differently, using different reagents or blending.

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

--4--

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

mineral symbols	Au – Gold; Cu – Copper; Pb – Lead; Ag – Silver; Zn – Zinc; Mo – Molybdenum.

NQ	A size of drill core 4.76 centimeters in diameter.

oxide mineralization	Mineralization, usually near to the surface, that has reacted with the atmosphere resulting in minerals such as cuprite Cu20.

porphyry deposit	A type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

PQ	A size of drill core 8.5 centimeters in diameter.

sulphide minerals	Pyrite and pyrrhotite (iron sulphides), chalcopyrite (copper sulphides), sphalerite (zinc sulphide), galena (lead sulphide), molybdenite (molybdenum sulphide).

supergene mineralization	Mineralization that has been enriched as result of near-surface oxidation.

veinlet-hosted	In this case, the metals of interest are contained within small veins, which are linear cracks or structures within the rocks.

Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
meters (m)	3.281	= feet
kilometers (km)	0.621	= miles (5,280 feet)
grams (g)	0.032	= ounces (troy)
tonnes (t)	1.102	= tons (short) (2,000 lbs)
grams/tonne (g/t)	0.029	= ounces (troy)/ton

--5--

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

ITEM 2           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

--7--

ITEM 3           KEY INFORMATION

A.           Selected Financial Data

The following tables summarize selected financial data for Continental extracted from Continental's audited consolidated financial statements for the last five fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004.

Continental's annual financial statements have been audited by its current independent registered public accounting firm, KPMG LLP, Chartered Accountants. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Note 15 to the 2008 annual consolidated financial statements provides descriptions of the material measurement differences between Canadian GAAP and United States generally accepted accounting principles ("US GAAP") as they relate to Continental and reconciliation to US GAAP of Continental's consolidated financial statements.

The following selected financial data is presented in Canadian dollars.

Canadian GAAP

	As at December 31
		(Cdn$)
Balance Sheet Data	2008	2007	2006	2005	2004

Equipment	$422,587	$548,280	$523,327	$132,241	–
Mineral property interests	113,162,309	117,287,309	112,747,309	1,903,525	–
Total assets	130,298,991	151,756,440	116,101,170	6,454,587	7,504,357
Total liabilities	40,009,049	29,750,170	45,378,116	1,445,226	354,239
Working capital (deficit)	9,952,045	30,671,980	(13,863,633)	3,918,474	7,150,117
Share capital	175,044,539	175,044,539	107,421,628	19,465,518	10,843,269
Deficit	(94,271,931)	(63,718,354)	(41,717,265)	(15,001,192)	(6,420,405)
Net assets	90,289,942	122,006,270	70,723,054	5,009,361	7,150,118
Shareholders' equity	90,289,942	122,006,270	70,723,054	5,009,361	7,150,118
Number of common shares
outstanding at year end	129,053,041	129,053,041	91,239,417	47,306,185	37,629,851

	Year ended December 31
		(Cdn$)
Statement of Operations Data	2008	2007	2006	2005	2004

Interest income	$657,929	$858,891	$56,668	$142,887	$119,588
General and administrative
expenses	5,693,551	5,095,661	4,672,632	1,641,857	994,938
Exploration expenditure	14,977,053	16,170,355	19,226,242	6,113,320	2,139,062
Stock-based compensation	1,932,249	2,541,488	2,610,538	815,321	2,435,995
Foreign exchange loss (gain)	8,608,653	(1,988,158)	263,329	153,176	148,910
Loss on extinguishment of debt	–	475,000	–	–	–
Loss for the year	30,553,577	21,435,455	26,716,073	8,580,787	5,599,317
Loss per common share	0.24	0.18	0.51	0.22	0.17

--8--

US GAAP
	As at December 31
	(Cdn$)
Balance Sheet Data	2008	2007	2006	2005	2004

Total assets	$143,812,877	$165,270,326	$129,615,056	$19,968,473	$21,018,243
Total liabilities	53,522,935	43,264,056	59,357,636	14,959,112	13,868,125
Share capital	195,424,376	195,424,376	127,801,465	39,845,355	31,223,106
Deficit	(114,027,248)	(83,495,248)	(62,209,113)	(35,723,338)	(27,142,551)
Net assets	90,289,942	122,006,270	70,257,420	5,009,361	7,150,118
Shareholders' equity	90,289,942	122,006,270	70,257,420	5,009,361	7,150,118
Number of common shares
outstanding at year end	129,053,041	129,053,041	91,239,417	47,306,185	37,629,851

	Year ended December 31
		(Cdn$)
Statement of Operations Data	2008	2007	2006	2005	2004

Interest income	$657,929	$858,891	$56,668	$142,887	$119,588
General and administrative	5,693,551	5,095,661	4,442,334	1,641,857	994,938
Exploration expenditure	14,977,053	16,170,355	19,226,242	6,113,320	2,139,062
Stock-based compensation	1,661,352	2,292,168	2,610,538	815,321	2,435,995
Foreign exchange loss (gain)	8,608,653	(1,988,158)	263,329	153,176	148,910
Loss on extinguishment of debt	–	575,000	–	–	–
Loss for the year	30,282,680	21,286,135	26,485,775	8,580,787	5,599,317
Loss per common share	0.23	0.18	0.50	0.22	0.17

See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for further details, including note 15, which reconciles Canadian GAAP to US GAAP.

The Company has not declared or paid any dividends since incorporation.

Currency and Exchange Rates

On June 9, 2009, the exchange rate quoted by the Bank of Canada for the conversion of US dollars to Canadian dollars was US$1=Cdn$1.1041. The following tables set out the exchange rates, based on the buying rates posted on the Bank of Canada website (http://www.bankofcanada.ca/en/rates/exchform.html) for the conversion of US Dollars into Canadian Dollars.

	For year ended December 31
	2008	2007	2006	2005	2004
End of Period	$1.2246	$0.9881	$1.1654	$1.1659	$1.2036
Average for the Period	$1.0660	$1.0748	$1.1341	$1.2116	$1.3015
High for the Period	$1.2969	$1.1853	$1.1794	$1.2555	$1.3968
Low for the Period	$0.9719	$0.9170	$1.0948	$1.1610	$1.1774

--9--

Monthly Low and High Exchange Rate
	Low	High
June 2009 (to June 9, 2009)	$ 1.0827	$ 1.1230
May 2009	$ 1.0872	$ 1.1872
April 2009	$ 1.1940	$ 1.2643
March 2009	$ 1.2245	$ 1.3000
February 2009	$ 1.2192	$ 1.2890
January 2009	$ 1.1823	$ 1.2741
December 2008	$ 1.1965	$ 1.2969

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

Investors should not place undue reliance on the Xietongmen feasibility study

The Xietongmen Feasibility Study was prepared to quantify the capital and operating cost parameters and to determine the project's likelihood of feasibility and optimal production rate. The capital and operating cost estimates which were used have been developed based on detailed capital cost to production level relationships.

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

The Feasibility Study assumes specified, long-term price levels for copper of US$1.50/lb, gold of US$500/oz and a silver price of US$8.50/oz. The prices of these metals have historically been volatile, and the Company has no control of or influence on these prices, which are determined in international markets. There can be no assurance that the prices of copper, gold and silver will remain at current levels or that they will not decline below the prices assumed in the Feasibility Study. Prices for copper, gold and silver have been below the price ranges assumed in Feasibility Study several times during the past ten years, and for extended periods of time. The project will require major financing, and will likely consist of a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms.

--10--

Other general risks include those typical of very large construction projects, including the general uncertainties inherent in determining and controlling engineering and construction costs, the need to comply with generally increasing environmental obligations, and the accommodation of local and community concerns.

Continental has included mineral resource and mineral reserve estimates that have been made in accordance with Canadian National Instrument 43-101. These estimates are classified as "measured resources" and "indicated resources" and "proven reserves" and "probable reserves". Continental advises investors that while the terms "measured resources" and "indicated resources" are recognized and required by Canadian securities regulations, the U.S. Securities and Exchange Commission does not recognize these terms. In addition, the "proven reserves" and "probable reserves" may not conform to the definitions for those categories under Industry Guide 7.

All amounts of mineral resources are estimates only, and Continental cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in the quantity of mineralization, grade or stripping ratio, or metal prices may affect the economic viability of Continental's properties. In addition, Continental cannot be certain that metal recoveries obtained from small-scale laboratory tests will be duplicated in larger scale tests, under on-site conditions or during production.

Continental must continue to maintain the exploration licenses that comprise the Company's mineral properties in good standing in order to maintain its rights to continue the development of the Xietongmen property.

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

Continental's exploration and development activities on the Xietongmen property may not be commercially successful, which could lead Continental to abandon its plans to develop the property and its investments in exploration and development.

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

The success of copper and gold exploration is determined in part by the following factors:

•	the identification of potential copper and gold mineralization based on superficial analysis;
•	availability of government-granted exploration and mining permits;
•	the quality of management and geological and technical expertise; and
•	the availability of capital for construction and exploration.

The Xietongmen Property covers approximately 122 square km, divided into two contiguous but distinct Exploration Licenses (Table 1 and Figure 2).

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and

--11--

government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Continental may invest significant capital and resources in exploration activities and abandon such investments if it is unable to identify commercially exploitable mineral reserves. The decision to abandon a project may reduce the trading price of Continental's common shares and impair Continental's ability to raise future financing. Continental cannot provide any assurance to investors that it will discover or acquire any mineralized material in sufficient quantities on any of its properties to justify commercial operations. Further, Continental will not be able to recover the funds that it spends on exploration and development if it is not able to build and operate a successful mine on the Xietongmen Property.

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

Continental's consolidated financial statements have been prepared on the basis that Continental will continue as a going concern. At December 31, 2008, Continental had working capital of approximately $10 million, compared to working capital of $31 million as at December 31, 2007. There were no fund raising activities during 2008. The total expenditures for 2008, excluding non-cash items such as stock-based compensation, amortization, foreign exchange and loss on extinguishment, amounted to approximately $20 million. The ability of the Company to carry out its planned business objectives depends on its ability to raise adequate financing from lenders, shareholders and other investors. There can be no assurances that Continental will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If Continental is unable to obtain adequate additional financing, Continental will be required to curtail operations and mine development and exploration activities. Furthermore, failure to continue as a going concern would require that Continental's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

Continental will require significant additional financing in order to construct a mining operation at the Xietongmen property.

Continental will need to raise additional financing to construct a mining operation at the Xietongmen Property. Continental will have to seek additional funds through public and private share offerings, arrangements with corporate partners, or debt financing. There can be no assurance that Continental will be successful in its efforts to raise these required funds, or on terms satisfactory to it. Further, there is no assurance that the framework agreement entered into with Jinchuan will result in project financing for a mine on the Xietongmen property. The development of Continental's business will depend upon Continental's ability to ultimately develop positive cash flow from operations and reach profitable operations. Continental currently is in the exploration and mine development stage and has no revenue from operations and is experiencing significant negative cash flow. Accordingly, the only other sources of funds presently available to Continental are through the sale of equity and the issuance of debt capital. Alternatively, Continental may finance its business by offering an interest in its mineral properties to be earned by another party or parties carrying out further exploration and development thereof, or to obtain project or operating financing from financial institutions. If Continental is unable to obtain this additional financing, Continental will

--12--

not be able to continue its development activities and the construction of a mine at the Xietongmen Property.

If prices for gold and copper decline, Continental may not be able to raise the additional financing required to fund its development activities for the Xietongmen property.

The ability of Continental to raise financing to fund the development of the Xietongmen Property, will be significantly affected by changes in the market price of the metals it mines or explores for. The prices of gold and copper are volatile, and are affected by numerous factors beyond Continental's control. The level of interest rates, the rate of inflation, the world supplies of and demands for gold and copper, and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of gold and copper have fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration and/or development of gold and copper properties, with the result that Continental may not have sufficient financing with which to fund its development activities. In this event, Continental may not be able to carry out planned development activities and, if warranted, construction of a mine at the Xietongmen Property with the result that Continental may have to curtail its plan of operations.

The exercise of outstanding options issued by Continental will result in the issuance by Continental of additional common shares and the unrestricted resale of these additional common shares may have a depressing effect on the current trading price of Continental's common shares.

At June 9, 2009, there were approximately 9.0 million share purchase options of Continental outstanding. Dilutive securities represent approximately 7.0% of Continental's issued shares as at June 9, 2009.

Following the merger between Continental and GCMI, Mr. Zhi Wang, a former director of GCMI agreed to provide consulting services to assist in getting the necessary mining permits for commercial mining of the Xietongmen Property. Upon receipt of all necessary permits, the Company will issue 2,500,000 units (consisting of one common share and one warrant, with each warrant exercisable at $1.59 for one year from receipt of permits). If these units are subsequently issued, the exercise of the warrants would result in the issue by Continental of additional common shares and the unrestricted resale of these additional common shares may have a depressing effect on the current trading price of Continental's common shares.

The market price of Continental's common shares is highly volatile and could cause a loss to investors.

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

--13--

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

Continental owns a 100% interest in mineral claims that comprise the Xietongmen Property. Continental's ownership of these minerals should not be construed as a guarantee that title to such interests will not be challenged or impugned. The mineral claims may be subject to prior unregistered agreements or transfers or indigenous land claims, and title may also be affected by undetected defects. If Continental does not have valid title to its mineral claims, then it may lose the rights to continue development of the Xietongmen Property.

The Company's exploration and development activities are conducted in the people's republic of China ("PRC" or "China"). As such, the Company's operations are exposed to various levels of political, economic and other risks and uncertainties associated with doing business in China.

These risks and uncertainties include, but are not limited to, currency exchange rates; renegotiation or the nullification of existing concessions, licenses, permits and contracts; changes in taxation policies; restrictions on foreign exchange; possible corruption; changing political conditions; a developing legal system; currency controls; and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ residents of, or purchase supplies from, a particular jurisdiction or ethnic group.

Changes in investment policies or shifts in political attitude in the PRC may adversely affect the Company's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, state ownership, restrictions on investment, production, and land use, price controls, foreign investment, currency remittance, income taxes, and environmental legislation.

The central and local governments exercise a substantial degree of influence over industries in China.

The PRC legal system is a system based on written statutes that may be at times incomplete or ambiguous. They are interpreted by the Supreme People's Court and prior court decisions may be cited for reference but they may have limited precedent value. Since 1979, the PRC Government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation, and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. In addition, many judges in the PRC take a pragmatic view of the law and seek to resolve problems without necessarily enforcing the legal rights of the aggrieved parties. As the PRC legal system develops, changes in such laws and regulations, their interpretation, or their enforcement, may have a material adverse effect on Continental.

The occurrence of these factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company's operations or profitability.

--14--

Political instability and uncertainty in Tibet could increase the cost to Continental of carrying out its plan of operations, delay its development activities and make it more difficult for Continental to obtain additional financing.

The majority of Continental's operations and its most significant mineral property interest is located in Tibet, People's Republic of China. Operating in a foreign country, including China, usually involves great uncertainties relating to political and economic matters. Political uncertainty may result in unexpected changes in government legislation and policy. These changes in legislation and policy may include changes that impact on Continental's ownership of the Xietongmen Property and its ability to continue development of the Xietongmen Property. Such uncertainty may cause Continental to delay its plan of operations or decrease the willingness of investors to provide financing to Continental. Accordingly, changes in legislation and policy could result in the increase of the costs to develop the Xietongmen Property and could delay these activities.

Changes in government legislation in China could affect Continental's development of the Xietongmen property and could preclude Continental from continuing to develop the Xietongmen property.

Continental is required to carry out its development activities in accordance with Chinese state and local legislation and regulations. Continental is conducting its exploration and development activities on the Xietongmen Property in compliance with current applicable mining permit and exploration requirements. Changes in government legislation and regulations, including changes in environmental regulations or land claims, or the adoption of new legislation governing mining operations, ownership of mineral properties or environmental protection could increase the cost to Continental of conducting its development of the Xietongmen Property or could preclude Continental from proceeding with its development activities. It is not possible to assess with any certainty the potential impact of such possible future regulation.

The adoption of stricter environmental legislation governing the Xietongmen property could increase the costs to Continental of developing the Xietongmen property and could delay these activities.

Continental must comply with applicable environmental legislation in carrying out its development of the Xietongmen Property. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation and regulations could increase the cost to Continental of carrying out its development of the Xietongmen Property. Further, compliance with stricter environmental legislation and regulations may result in delays to Continental's development activities.

As Continental conducts its Chinese activities through foreign subsidiaries, any limitation imposed by any government or legislation on the transfer of assets and cash between Continental and its subsidiaries could restrict Continental's ability to fund its operations efficiently.

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

If Continental loses the services of the independent contractors that it engages to undertake its exploration and development activities, then Continental's plan of operations may be delayed or be more expensive to undertake than anticipated.

Continental's success depends to a significant extent on the performance and continued service of certain independent contractors, including Hunter Dickinson Services Inc. ("HDSI"). The Company has access to the full resources of HDSI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the various opportunities. However, the Company does not have the right to require HDSI to bring to the Company all corporate

--15--

opportunities that come to HDSI's attention. Continental has contracted the services of professional drillers and other contractors for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could result in the development activities planned to be undertaken by Continental being delayed or being more expensive to undertake than anticipated.

If Continental's directors cause it to enter into transactions in which its officers and/or directors have an interest, Continental may enter into transactions that are on less favorable terms than would be negotiated with an arm's length party.

Most directors of Continental also serve as directors of other similar companies involved in natural resource development. Accordingly, it may occur that properties will be offered to both Continental and such other companies. Furthermore, those other companies may participate in the same properties as those in which Continental has an interest. As a result, there may be situations which involve a conflict of interest. In that event, the directors would not be entitled to vote at meetings of directors which evoke any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts might arise and will at all times use their best efforts to act in the best interests of Continental. If Continental's directors cause it to enter into transactions in which its officers and/or directors have an interest, Continental may enter into transactions that are on less favorable terms than would be negotiated with an arm's length party.

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

--16--

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

--17--

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

Principal Offices

Continental's principal business office is located at 1020 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6. The telephone number of Continental's principal business office is (604) 684-6365.

Overview

The Company is engaged in the acquisition, exploration and development of properties located in the Tibet Autonomous Region of the People's Republic of China (the "PRC"). The Company is the current owner of a 100% interest in the Xietongmen Property in the PRC which is comprised of the Xiongcun and Laze exploration licenses (see Table 1 Exploration Licenses on page 29).

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

Continental's exploration activities are conducted in the PRC, and the Company is administered from British Columbia pursuant to a management services agreement between Continental and Hunter Dickinson Services Inc. ("HDSI"). HDSI provides both cost and expertise advantages to the public companies that own it through access to a shared multidisciplinary team of mining and financial professionals, as described in greater detail below under "Business Overview – Association with Hunter Dickinson Services Inc.". This includes management capability, geological, engineering and environmental expertise, financial acumen, and administrative and support services. HDSI provides its services to Continental and the other public companies that own it on a full cost recovery basis, without profit to HDSI.

Acquisition of the Xietongmen Property

In February 2004, the Company announced that it had reached an interim agreement (the "Property Option Agreement") with GCMI, pursuant to which the Company had acquired the right to earn up to a 60% interest in the Xietongmen copper-gold property via the acquisition of shares of Highland Mining Inc. ("Highland"), the British Virgin Islands parent company of Tibet Tian Yuan Minerals Exploration Ltd. ("Tian Yuan"), a "wholly foreign-owned enterprise" in PRC that owns 100% of the Xietongmen Property. In May 2004, the Company received TSX Venture Exchange ("TSXV") acceptance of the basic transaction terms for the Xietongmen Property. In December 2004, a formal agreement (the "Option Agreement") was finalized and received Canadian and Chinese regulatory approvals. Under the Option Agreement, the Company acquired options to earn up to a 60% interest in Highland.

In December 2005, the Company earned an initial 50% interest in Highland by making option payments totaling US$2 million, and funding US$5 million in exploration work on the Xietongmen Project. The Company then increased its interest in Highland to 60% (the "Second Option") by funding a further US$3 million in exploration expenditures on the Project within the ensuing year. The Company had completed its obligations under the Second Option on July 1, 2006.

--18--

In April 2006, the Company announced that it had entered into agreements with shareholders holding approximately 67% of GCMI's common shares, who agreed to support a merger whereby GCMI shares would be exchanged for Continental shares on a ratio of 8.7843 GCMI shares for each Continental share. As part of the merger, the Company would also acquire three mineral property interests from a director and principal shareholder of GCMI, totaling approximately 109 square kilometers, surrounding the Xiongcun exploration license that previously defined the Xietongmen Property. The Donggapu and Zemodoula properties would be acquired via the Company's acquisition of two Cayman Islands holding companies, Top Mining Limited and Skyland Mining Limited, while the acquisition of the Banongla exploration license would be made by way of a direct purchase of the exploration licence by Tian Yuan. (Donggapu, Zemodoula and Banongla have subsequently been combined into the Laze License as shown in Table 1). The merger was completed on December 15, 2006. The GCMI shares were exchanged for approximately 36 million common shares of the Company, along with the issuance of options and the payment of associated costs. The related properties were acquired by issuing 1.5 million units (consisting of one share and one warrant) of the Company, together with cash payments totaling US$3.25 million. The merger was completed in December 2006. Consequently, Continental now owns 100% of Highland.

Details of the Merger Agreement

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

Acquisition of the Surrounding Properties

Concurrent with the completion of the Merger and as contemplated in the Merger Agreement, Continental acquired the exploration rights for the Donggapu, Zemoduola and Banongla properties located in Tibet, China, which total 109 square km and which surround the

--19--

Xietongmen Property. Great China held rights to earn interests in these three properties pursuant to property option and lease agreements.

The Donggapu property was acquired through the purchase of all of the shares of Top Mining Limited, a company incorporated under the laws of the Cayman Islands. The Zemoduola property was acquired through the purchase of the shares of Skyland Mining Limited, another Cayman company. The Banongla property was acquired through the transfer of its exploration rights from Zhuolangji to Tian Yuan. Top Mining Limited and Skyland Mining Limited are companies that were controlled by Zhi Wang, Guangmin Zhu, Xiaofei Qi, and other parties related to Great China, and the consideration for the acquisition of these properties was paid to them. The consideration paid for the three mineral properties included 1.5 million units of Continental with each unit consisting of one Continental common share and one two year warrant exercisable at Cdn$1.59, and cash of US$3,250,000. This $3,250,000 cash was payable as to US$1,250,000 on closing of the Merger (paid) and the balance in four annual installments of US$500,000. To December 31, 2008, US$1,000,000 was outstanding in respect of this cash component.

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

The Post-Merger Agreement also provides for share voting and orderly market arrangements for Mr. Wang's Continental common shares. On completion of the Merger, the 2,276,784 Continental common shares issued to Mr. Wang upon completion of the Merger were placed into escrow with a Vancouver law firm which had provided advice to Mr. Zhi Wang, pursuant to a written escrow agreement. This arrangement is to be effective during the cooperative period which will terminate on the earlier of 36 months from the closing of the Merger or the date when Mr. Wang, together with the certain other Great China shareholders who also delivered their Continental common shares in escrow, own or control in aggregate less than 10% of the outstanding Continental common shares. During the cooperative period, Mr. Wang is not to dispose of more than 30,000 Continental common shares in any 30-day period. Mr. Wang may dispose of up to 150,000 Continental common shares into the market up to twice per year, after he first offers such shares to Continental at 95% of the average closing market price. During the cooperative period, Continental has agreed to use reasonable efforts to assist Mr. Wang in selling up to a total of 1,225,000 Continental common shares at a discounted market price set at 90% of the average closing price.

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

--20--

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

Shareholder Letter Agreements

Eleven Great China shareholders, holding approximately 11,859,927 common shares of Continental issued upon completion of the Merger (the "Eleven Great China Shareholders"), signed new letter agreements (the "Shareholder Letter Agreements") with Continental, setting out orderly market restrictions on the disposition of the shareholders' Continental common shares. The Shareholder Letter Agreements superseded the First Letter Agreements described above.

In accordance with the Shareholder Letter Agreements, the Eleven Great China Shareholders placed all of their 11,859,927 Continental common shares received on the Merger in escrow with the same Vancouver law firm used for Mr. Wang's escrow described above, in accordance with an escrow agreement on terms similar to those of the escrow agreement with Mr. Wang. The cooperative period for each of the Eleven Great China Shareholders terminates on the earlier of December 15, 2009 and the date on which such shareholder owns less than 100,000 Continental common shares. Similarly to the arrangements with Mr. Wang, each of the Eleven Great China Shareholders is permitted to sell up to 25,000 Continental common shares in any 30-day period, and may also, up to twice per year, sell an equal number of Continental common shares, provided that the shares are first offered to Continental at 95% of the average closing price over a five day period. Continental has also agreed to use reasonable endeavors to assist each of the shareholders in disposing on a one-time basis of between 150,000 and 425,000 shares, depending on the number of shares held, at a discounted price of 90% of the average closing market price over a ten day period.

In accordance with the Shareholder Letter Agreements, each of the Eleven Great China Shareholders is entitled to a pre-emptive right to take up his pro rata share of any new securities to be sold by Continental on terms and conditions similar to the rights set out above for Mr. Wang. Each of the Eleven Great China Shareholders has also agreed during the cooperative period to vote his shares at Continental shareholders meetings in favor of proposals and resolutions recommended by management of Continental. Each of the Eleven Great China Shareholders has also confirmed that he does not have any direct or indirect beneficial interest in any mineral properties in the area of influence, and has agreed that should he acquire such interest within five years, he will immediately offer the interest to Continental at cost.

Prior Interest in Harmony Gold Property

Continental was engaged in the exploration of the Harmony Gold Property, a gold project in British Columbia, during the 1970's and 1980's. During 2001, Continental completed an arrangement agreement (the "Arrangement") whereby Continental transferred its principal mineral property interest for the previous 20 years, the Harmony Gold Property, to Gibraltar, a subsidiary of publicly-listed Taseko Mines Limited ("Taseko"), a company with certain directors in common. The primary consideration for this transfer was the receipt of the tracking preferred shares of Taseko's subsidiary Gibraltar which are held as a Continental asset but in respect of which the holders of Continental's issued preferred shares have sole entitlement.

In October 2001, the Company completed an arrangement agreement with Taseko and its subsidiary Gibraltar Mines Ltd. ("Gibraltar"). Taseko and Gibraltar are British Columbia companies which at the time had a majority of management and directors in common with the Company. Under the terms of the arrangement agreement, among other things, the Company (a) transferred its interest in its Harmony Gold Property to Gibraltar for $2.23 million cash and 12,483,916 series A non-voting redeemable preferred shares in the capital of Gibraltar (these shares are redeemable into common shares of Taseko in certain events), and (b) reorganized its share capital so that each common shareholder of the Company immediately prior to completion of the arrangement received in exchange for each ten common shares, one new common share of the Company plus ten non-voting, redeemable preferred shares of the Company. The preferred shares issued by Continental have first priority (after any Continental creditors) to the benefits

--21--

received by Continental, if any, from redemption of the Gibraltar preferred shares for Taseko shares.

Gibraltar is obligated to redeem the series A preferred shares under certain conditions, primarily on the sale of all or substantially all (80%) of the Harmony Gold Property (excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar's interest in the Harmony Gold Property), or upon the commencement of commercial production at the Harmony Gold Property (referred to herein collectively as an "HP Realization Event"). Upon the occurrence of an HP Realization Event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares ("Taseko Shares") equal to the paid-up amount (as adjusted) divided by an annually escalating price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. At June 9, 2009, the conversion rate was $5.14 per Taseko Share. This is more fully described in the accompanying audited financial statements.

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

--22--

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

  In August 2007, Aker Kvaerner, as consultant to Continental, completed its technical report on the Xietongmen Property which was prepared by Graham Holmes, P. Eng., Patrice Live, Eng., of BBA, Lawrence Melis, P.Eng., of Melis Engineering. The purpose of the report was to summarize the results of feasibility studies on the Xietongmen deposit. Additional details are provided below under "Property Plant and Equipment – Feasibility Studies."

  In December, 2007, the Chinese environmental assessment report was approved. An international Environmental and Socioeconomic Impact Assessment ("ESIA"), compliant with International Finance Corporation Standards has been undertaken concurrently.

  In June 2008, the reclamation report for the project was completed.

Current Activities

Continental has retained the Beijing General Research Institute of Mining and Metallurgy ("BGRIMM") as the primary Chinese design institute and a number of international firms to work with the Chinese Design Groups, including Ausenco Limited ("Ausenco"), Golder Associates Ltd ("Golder"), Leighton Asia Limited ("Leighton") and Wardrop Engineering along with its own in-house engineering team to complete project optimization, basic engineering and costing work for the Xietongmen Project.

The Company's in-house engineering team worked closely with BGRIMM and Ausenco to develop optimized process flow sheets and design, as well as preparing equipment specifications. In addition to this work, Leighton and Golder were engaged to assist with optimizing the mining plan, open pit design and tailings storage and operational water management plan. Other critical basic engineering items initiated in 2008 and early 2009 included process plant general layout, piping and instrumentation diagrams and a refined tailings transportation design.

Worldwide pressure on costs and availability of infrastructure and equipment has softened substantially since the economic decline at the end of 2008 and the effects of these input parameters on the Project are being evaluated. The potential for sourcing equipment inside PRC is also being assessed in detail. Wardrop Engineering is continuing work on updating capital and operating costs estimates based on the above programs.

Permitting

In 2007 and 2008, Continental completed a number of submissions required to advance permitting for the project prior to the mining license application. These materials encompass eleven reports or permits, covering all aspects of the project development that have been submitted and approved by relevant PRC and TAR government authorities during the initial project review process. These include the geological resources report, the environmental impact report, the water use permit, the reclamation plan approval and the preliminary land use permit, among others. The mining license application, completed in the first quarter of 2009, is currently in the process of being submitted.

Jinchuan Framework Agreement

In 2007, Continental entered into a framework agreement (the "Agreement") with Jinchuan Group Ltd. ("Jinchuan") for equity financing, capital financing, concentrate off-take and other mine building support for the Xietongmen project. Jinchuan is a leading Chinese corporation

--23--

engaged in engineering, manufacturing, construction, mining, processing and smelting of nickel, copper and other metals.

Pursuant to the Agreement, Jinchuan agreed, among other things, to purchase 10,000,000 units (the "Units") of the Company, at a price of $1.80 per Unit, for gross proceeds to Continental of $18,000,000. Each Unit consisted of one common share in the capital of Continental and 0.8 common share purchase warrant. In November 2007, Jinchuan exercised these warrants in their entirety at a price of $2.25 per share for net proceeds to the Company of $18 million.

Jinchuan has also agreed to provide other key support to the Xietongmen Project, including assistance in (1) arranging up to 60% of the required capital financing for the development of a mine in the form of debt; (2) contributing 30% of required capital financing (net of any equity subscriptions) for the Xietongmen Project in the form of debt and/or equity; and (3) providing other support to the Project, including assistance with design engineering, training, maintenance and other technical aspects, as well as sales of mineral products.

The parties have entered into a life-of-mine concentrate off-take arrangement in connection with a future mine at Xietongmen.

Association with Hunter Dickinson Services Inc.

HDSI is a service-provider corporation which has been providing geological, engineering and administration services for 20 years to companies that are exploring, developing and producing from mineral properties. HDSI is owned by several public resource companies, including Continental.

As an umbrella organization, HDSI provides both cost and expertise advantages to the companies through access to a shared multidisciplinary team of mining and financial professionals. This includes: management capability, geological, engineering and environmental expertise, financial acumen, and administrative and support services. In addition, HDSI organizes and shares leased premises and office and technical equipment for staff to perform their duties. As of June 9, 2009, HDSI employed or retained on a substantially full-time basis, 20 geoscientists, of which 11 are professional geologists/P.Geo.); an engineering staff of 10, of which 7 are professional mining, mechanical or geological engineers (P.Eng.), 20 accountants and approximately 50 management, administrative or support personnel.

HDSI resources are made available on an as-needed basis, at cost. Therefore, each public company pays only for the services it uses. In addition, HDSI as a representative of the group has contacts in financial markets, primarily in North America, Europe and Asia.

Continental's business relationship with HDSI consists of utilizing the services described above pursuant to a standard (within the group) Corporate Services Agreement with Hunter Dickinson Services Inc., dated June 1, 2008 (the "Geological, Management and Administration Services Agreement"). Because of cross membership of many of the boards within the group, certain members of management and the board of directors of Continental are also members of the board of HDSI.

HDSI's arrangements are also flexible enough that it is able to defer collection of monthly service invoices and on occasion, where surplus funds are available to HDSI, make short term advances to members of the group. Continental has been, but is not currently, indebted to HDSI. The Services Agreement can be terminated by either party on 60 days notice.

Mining In China - An Overview

Currency

The current monetary unit in China is the Renminbi ("RMB") (also referred to as Yuan). At December 31, 2008, the exchange rate was 5.57 RMB per Canadian Dollar.

Outward Remittance of Funds to Foreign Investors

The Company's active Chinese subsidiary, Tibet Tian Yuan Minerals Exploration Ltd. ("Tian Yuan"), which holds all the mineral properties, is a "Wholly Foreign Owned Enterprise" ("WFOE") under PRC law. Together with Sino-foreign joint ventures, a WFOE is a common form of foreign investment enterprise doing business in China. A WFOE is a limited liability company in which foreign (ie, non-Chinese) investors own all the equity interests in the company and no Chinese investors have any direct ownership. Consequently, the owner of Tian Yuan,

--24--

Continental Minerals Corporation ultimately has full control over the management and operation of Tian Yuan.

China has a set of regulations relating to outward remittance to foreign investors of their share of profits and final repatriation of their investments in foreign currency by the foreign invested enterprises. Subject to payment of applicable taxes on profits, payment of the required capital contribution and meeting the applicable requirements of these regulations, the foreign investment enterprise may remit out of China, in foreign currency, the foreign investor's share of the distributable profits or dividends. Remittance by a foreign invested enterprise of some other amounts (including, for instance, proceeds of sale arising from a disposal by the foreign investor of any of its investment in China and a foreign investor's share of distributable income derived from the assets of the foreign invested enterprise after its liquidation) out of China is subject to the approval of the State Administration of Foreign Exchange or its local branch office. There can be no assurance that additional restrictions on the repatriation of earnings in China will not be imposed in the future.

The usual way for a foreign company to invest into China has typically been in the form of a joint venture, which requires a domestic Chinese partner. The risk is that such a partner may be able to exercise a veto or to exert an influence on the operations and management of the company greater than its proportionate share would suggest. Tian Yuan has no such domestic Chinese partner, and accordingly, no such restrictions on its ability to conduct its affairs in China as management of the company sees fit (other than, of course, normal business laws which all companies are subject to).

Pursuant to applicable regulations in the PRC, a WFOE is required to make appropriations to the reserve fund and the employee bonus and welfare fund, based on after-tax net income determined in accordance with generally accepted accounting principles in the PRC ("PRC GAAP"). Appropriations to the reserve fund should be not less than 10% of the after tax net income determined in accordance with PRC GAAP until the reserve fund is equal to 50% of a WFOE's registered capital. Such appropriations occur in priority to any proposed distribution by Tian Yuan. The registered capital of Tian Yuan is currently authorized at US$30 million.

Under the current rules a foreign company doing business in the PRC must open a "current account" and a "capital account". The current account is to be used for day-to-day business transactions and the capital account is to be used for inflows and outflows of loans and contributed capital funds.

The PRC permits outflows of current account items, including the payment of interest on foreign-source debt and dividends from after-tax profits. Required documentation for remittance abroad includes documentation to show that all income and business taxes have been properly paid, before such funds may be remitted overseas.

Repayments of principal and repatriation of contributed capital are considered capital account items, and require the approval of the State Administration for Foreign Exchange ("SAFE") pursuant to the PRC's foreign exchange controls regime.

Although approvals are required for the repatriation of contributed capital and loan principal, these restrictions are primarily for the purposes of the SAFE to ensure proper execution of China's foreign exchange controls regime and to ensure that proper taxes have been paid.

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

Mineral exploration and development must be carried out in compliance with all environmental legislation and regulations and an environmental impact assessment report must be filed when applying for the establishment of a mineral exploration or mining corporation and when applying for a mining permit. An environmental impact assessment must be completed by a qualified

--25--

Chinese entity and the environmental impact assessment report must be approved by the provincial or state environmental protection agency.

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

--26--

Tax Law

On March 16, 2007, the Enterprise Income Tax Law ("New Law") was promulgated by the National People's Congress ("NPC") and became effective on January 1, 2008. Generally, a foreign-invested exploration and mining company ("FIMC") such as Tian Yuan that engages in the mining of metal ores is subject to the following taxes and fees in China under the New Law:

Enterprise Income Tax. An FIMC is subject to a 25% enterprise income tax calculated on net income beginning in 2008. The current enterprise income tax rate could be reduced to 15% through 2010 if the FIMC is located in the Western Region including Tibet and is considered an "encouraged project" by the tax authority. Under the New Law, high technology enterprises newly established in the Western Region and supported by the State enjoy certain transitional preferential treatment. Irrespective of the transitional treatment specific to the Western Region, the Company may be eligible to enjoy a five-year grandfathering treatment since it was established prior to the enactment of the New Law. As part of this grandfathering treatment, until the end of 2012, the Company may enjoy a 2+3 tax holiday (i.e., exemption from enterprise income tax for two years, followed by 50% reduction of enterprise income tax for three years). The New Law provides that the 25% enterprise income tax rate will be phased in gradually in accordance with rules to be promulgated by the State Council for foreign invested enterprises that are currently enjoying a tax rate lower than 25%.

Dividends. Under current rules, foreign investors such as Highland are exempt from the withholding income tax on dividends paid by foreign invested enterprises like the Company. However, it is not clear whether this exemption will be retained under the New Law until the promulgation of implementing regulations. In the absence of such exemption, dividends the Company pays to Highland would be subject to a 10% withholding income tax in China.

VAT. Value-added tax ("VAT") is levied on the sale of goods and the provision of certain categories of processing and other services under the Provisional Regulations on Value-Added Tax. The general rate of VAT is 17%. The mining and dressing of ferrous and most non-ferrous minerals is subject to a 13% rate.

Resource tax, compensation fees and land use rights

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

Mineral Resource Compensation Fee. An FIMC, as the mining rights holder, must pay a mineral resource compensation fee, which equals to a certain percentage of the revenue generated from sales of relevant mineral products, ranging from 0.5% to 4%. The applicable rate is subsequently reduced through the application of a "recovery rate coefficient". FIMC's engaged in exploration and mining of non-oil/gas mineral resources in the Western Region are exempt from paying mineral resource compensation fees for one year and pay half of the fees in the ensuing two years. An FIMC that is engaged in an exploration or mining project that is encouraged under the Foreign Investment Catalogue is exempt from paying the mineral resource compensation fees for five years.

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

--27--

C.           Organizational Structure

The following diagram illustrates the relationship between Continental and its subsidiaries, and the Company's principal mineral property.

Continental also holds Gibraltar tracking preferred shares, as disclosed in Item 5E.

Continental operates through a number of directly and indirectly wholly-owned subsidiaries, material information in respect of which is as follows:

Cayman Subsidiaries

Continental directly and indirectly owns two Cayman Islands ("Cayman") subsidiaries namely N7C Resources Inc, and N8C Resources Inc. N8C Resources Inc. owns 60% of Highland Mining Inc.

American Subsidiary

Continental owns 100% of Great China Mining Inc., a Nevada corporation, which itself owns 40% of Highland Mining Inc.

British Virgin Island ("BVI") Subsidiary

Highland Mining Inc. is the BVI subsidiary which owns the shares of the Chinese company which itself owns the exploration rights to the Xietongmen Property.

Chinese Subsidiaries

Continental indirectly owns one Chinese subsidiary, namely Tibet Tian Yuan Minerals Exploration Ltd.

As wholly foreign-owned enterprise ("WFOE"), Tian Yuan is subject to Chinese company law and regulations and those special regulations applicable to WFOE's, such as those established by certificate of approval, articles of association and business licence. The articles, as the constituting document of a WFOE, are binding on the shareholders, the WFOE, and the directors

--28--

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

Chinese WFOE's receive special tax treatment in China. As a result of national tax regulations and local incentives, exemptions and reductions in enterprise income tax are granted to WFOE's in certain industrial sectors and/or geographic areas. Certain tax incentives are being eliminated. Some tax incentives will be retained but they will generally be focused on certain qualifying activities and will not be based on the geographic location of the business activities. Based on available information, Continental's Chinese subsidiaries will likely not receive tax incentives based on their industrial sector. Also, it is unclear at this time whether Continental's Chinese subsidiaries will receive tax incentives based on the geographic location of their operations. Under current laws, any dividends paid by WFOE's to foreign investors are not subject to Chinese tax. However, under tax legislation released in 2007, dividends paid by WFOE's to foreign investors will be subject to a 10% withholding tax. However, the legislation indicated that the withholding tax may be reduced by decision of the State Council.

D.           Property, Plant and Equipment

The only mineral property of Continental is the Xietongmen Property.

Xietongmen (locally known as Shetongmon) Property

The following is a description of the Xietongmen Property, which is the Company's only material mineral project. The information is mainly derived from a technical report entitled "Summary Report on the 2007 and 2008 Programs on the Xietongmen Property" by C. Mark Rebagliati, P.Eng., and James R. Lang, PhD., P.Geo., Eric Titley, P.Geo., Lawrence Melis, P.Eng., Ian R. Chisholm, P.Eng., Greg Mosher, P.Geo., and David J. Copeland, P.Eng.

Location and Property Description

The Xietongmen Property is located at latitude 29 degrees 22.5' N and longitude 88 degrees 25.5' E, approximately 240 km west of Lhasa, Tibet, People's Republic of China (Figure 1).

--29--

Figure 1. Location of Xietongmen Property

The Xietongmen Property covers approximately 122 square km, divided into two contiguous but distinct Exploration Licenses (Table 1 and Figure 2).

Figure 2. Xiongcun and Laze Exploration licenses form the Xietongmen Property.

Table 1. Exploration Licenses

Properties/Permits	Permit Expiry	Area (sq. km)	Certificate No.
Xiongcun	2010-Oct-09	12.89	T01520090202024788
Laze	2009-Dec-09	109.43	T54120081202019300
Total properties:	2	Total area (sq. km):	122.32

Three exploration licenses (Zemuduola, Banonla, and Donggapu) have been merged into one, called Laze, shown above. The Laze exploration license was issued by the Tibet Ministry of Lands and Resources. The Xiongcun License was issued by the National Ministry of Lands and Resources.

--30--

Mineral title is acquired by application to the Chinese government in a procedure that is the equivalent of map staking. Each license has a number registered with, and issued by, the Tibet Geological Exploration Bureau, Ministry of Land and Resources, PRC, and an extendable expiry date. To maintain the Exploration Licenses, payment of an annual fee of approximately US$17 per square km and prospecting expenditures of approximately US$1,304 per square km (10,000 RMB per square km) are required.

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

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Xietongmen Property lies south of the eastern Gangdese Mountains. Topography is moderate and the principal area of interest is at an altitude of approximately 4,200 m. The broad Yarlong-Tsangpo River valley is located approximately two km from the southern property boundary.

The property has a semi-arid climate; 300-400 mm of rainfall occurs from June to September and little to no precipitation occurs from October to May. Night time temperatures are -5 degrees to -15 degrees Celsius and daytime temperatures are +5 to +15 degrees Celsius. In the summer, the temperature ranges from 5 to 25 degrees Celsius. Little snow accumulates below an elevation of 5,000 m. Exploration activities can be conducted year round with the exception of a few days during the rainy season and after the occasional snowfall.

The property is well located for development. A paved highway and hydro-generated electric transmission lines pass near the southern end of the property. The highway provides direct access to the city of Rikaze (locally called "Shigatse", population 100,000), approximately 53 km to the east, where fuel, food, lodging and office facilities are available. In addition, a cement plant is located on the highway into Rikaze, some 40 km from the project site. Other supplies, heavy equipment, equipment operators and vehicles are also readily obtainable in Rikaze or in Lhasa, a drive of less than four hours from Rikaze. A railway was completed to Lhasa in late 2005, which connects to multiple copper smelters and other industrial centers located throughout China. Construction of a railway extension from Lhasa to Rikaze has also been initiated by the Chinese government.

History

The Chinese government provided funds to carry out regional geological surveys at a scale of 1:1,000,000 during the years 1983-1985. The Tibet Geological Bureau sponsored regional geochemical stream sediment surveys at a scale of 1:500,000 during the years 1989-1990 and followed-up a gold anomaly in the vicinity of the Xietongmen Property in 2000. This work included geological, geophysical and soil geochemical surveys and digging of several widely spaced test pits. The geophysical work was an Induced Polarization survey, but the results were presented in an unfamiliar format.

Two adits, PD 01 and PD 04, were excavated in 2001 and 2002, respectively, by the 6th Geological Exploration Team of Tibet, to determine the nature and tenor of the mineralization. Consecutive two metre long channel samples were cut from the toe of the adit walls. These adits and their crosscuts total approximately 172 m and 443 m, respectively, in length.

In December 2002, Honglu Investment Holdings Ltd ("Honglu") acquired the property and a Prospecting Permit for the property through its 65% owned subsidiary Danlu Resource Development Co. Ltd. GCMI acquired a 100% interest in the property from Honglu in July 2003, and drilled two vertical holes totaling 703 m. The 50 mm diameter core was split in half by chisel and sampled at consecutive 2 m intervals. Core, underground and pit samples were assayed for only gold and copper.

--31--

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

Geology

The Xietongmen Property is situated within the Gangdese Arc, an east-trending volcanic and continental magmatic arc that formed between >120 and 30 million years ago. A 4 km-long alteration zone has overprinted intermediate volcanic and related intrusive rocks adjacent to an altered diorite intrusion. This zone hosts widespread disseminated and veinlet-hosted, porphyry-style copper and gold mineralization. The well-mineralized zone is within and overprinted by a contact metamorphic aureole associated with the western contact of a granodiorite intrusion.

Two principal areas of porphyry-type mineralization have been identified so far on the property. These are the Xietongmen deposit and Newtongmen deposits.

Mineralization

The Xietongmen deposit is a large, high-grade porphyry copper-gold deposit with excellent internal consistency and lateral and vertical continuity. The deposit, as defined by drilling, extends 1,400 m to the northwest-southeast and 500 m to the northeast-southwest and averages 300 m in vertical depth. The deposit remains open to the northwest.

The profile of the mineralization within the deposit consists of a gold-bearing oxide cap from which copper has been leached, an underlying zone of mixed supergene minerals, dominated by chalcocite, that commonly enriches the uppermost part of the deposit in copper, and a thick underlying hypogene zone. The upper oxide and mixed zones rarely extend more than about 20 to 50 m below surface.

Sulphide mineralization within the hypogene zone averages about 8%, but locally ranges up to much higher concentrations. Sulphide minerals comprise pyrite, chalcopyrite, pyrrhotite, sphalerite, very minor galena, and trace molybdenite. Rare native gold has been recognized in this section, within chalcopyrite and pyrite, or at the boundaries of chalcopyrite grains. The sulphides occur in both disseminated and vein-hosted forms.

The Newtongmen deposit as documented by drilling so far is a northwesterly-elongated zone about 850 m long by up to 450 m wide, with intersections of copper and gold mineralization from surface to the limit of drilling at 713 m depth. The deposit has strong internal continuity and large lateral and vertical extent. Mineralization remains open in all lateral directions and to depth.

Mineralization in Newtongmen is dominated by hypogene sulphides, with only local and typically weak development of oxidation and supergene effects. Total sulphide concentration in hypogene mineralization is typically between 3 and 5%. The pyrite to chalcopyrite ratio is commonly close to one. Sulphide minerals comprise, in order of decreasing relative abundance, pyrite, chalcopyrite, molybdenite, and trace sphalerite, galena and pyrrhotite. Gold grains have not been observed in core or in thin section, but gold and copper exhibit an excellent correlation typical of porphyry copper-gold deposits.

Exploration

Continental undertook a major exploration program at Xietongmen in 2005. The work comprised 10 square km of geological mapping, collection of approximately 1,100 rock chip and 500 soil samples, and completion of 63 diamond drill holes totaling 21,233 m. Drilling focused on the southeast portion of an open-ended, coincident copper and gold soil geochemical anomaly that measures over 2,500 m in length, and began proximal to two historical drill holes and two exploration adits that had previously documented strong copper and gold mineralization. Long intervals of continuous, strong copper and gold mineralization, averaging over 200 m in length were intersected in the 62 drill holes completed in the Xietongmen deposit.

The 2006 program was designed to collect the data necessary for a feasibility study and environmental and social impact assessments of the Xietongmen deposit that would be required for project development. Work included geotechnical and hydrological drilling, metallurgical testing, capital and operating cost studies, and environmental and socioeconomic baseline studies. Additional exploration work was also done to assess other targets on the property.

--32--

To the end of 2006, approximately 70 square km of the property had been geologically mapped, 6,000 rock chip and 900 soil samples had been collected, and 220 drill holes totaling 55,563 m (34,233 m drilled in 2006) had been completed. Drilling focused mainly on delineation of the Xietongmen deposit. Rock chip geochemical surveys and mapping identified several additional areas with exploration potential, including the Langtongmen and Newtongmen prospects. These latter zones were tested in 13 drill holes, all of which intersected significant copper-gold mineralization.

In 2007 and 2008, work was directed toward engineering studies of Xietongmen and exploration drilling at Newtongmen. Drilling comprised 15,357 m in 33 holes to expand and delineate the Newtongmen deposit, 6,674 m in 81 holes for geotechnical purposes and 252 m in 10 holes for water monitoring purposes; both the latter drilling were drilled in areas of proposed infrastructure for Xietongmen mine development.

The Newtongmen holes were drilled on a 100 m by 100 m grid at Newtongmen, testing the deposit for 500 - 600 m along eight north-south cross sections. An initial estimate of the mineral resources has been completed (see Mineral Resources and Reserves below). The deposit remains open in all directions, except to the south.

Non-drilling exploration work completed during 2007 and 2008 was rock chip and soil geochemical sampling. Most of this work was completed on new drilling roads and on outcrops in the immediate vicinity and to the northwest of the Newtongmen deposit. The rock chip results confirmed and expanded the strong, northwest-trending polymetallic geochemical anomaly.

Sampling and Analytical Procedures

Pre-Continental Drilling

In 2003, all drill core from GCMI's two holes, ZK0301 and ZK0701 were logged and sampled by the 6th Geological Brigade and sent to Central Lab of Tibet in Lhasa. The samples, averaging 1.98 m in length, were analyzed for gold and copper. Continental sent samples from these holes to ALS Chemex for re-assay (see History above).

In 2005, Honglu drilled three holes on the Donggapu property (now part of the Laze exploration license) with no significant results.

Continental Drilling

In 2005, 63 drill holes were completed by Hunan Pacific Drilling Inc. and 711 Drilling. A total of 735.76 m of PQ (8.5 cm diameter), 4,606.2 m of HQ (6.35 cm) and 15,990.93 m of NQ (4.76 cm) core were drilled. In 2005, 34 PQ holes were drilled from the surface to an average depth of 22 m. HQ drilling was completed to an average depth of 85 m in all holes, after reduction in the case of the PQ holes, or from the surface in the 29 non-PQ holes. The remaining portions of the holes were drilled NQ to the end. A total of 10,193 core samples, averaging 2.24 m in length, were taken by Continental personnel from the 63 core holes drilled in 2005. Geotechnical data was recorded for 34 drill holes. Core recovery was measured on 5,254 drill run intervals averaging 2.17 m in length. Recovery was generally very good, averaging 98.0% for the sampled intervals measured, 89.3% of which had 100% recovery.

In 2006, 157 drill holes were completed by Hunan Pacific Drilling Inc. and 711 Drilling. These holes, numbered 6064 through 6220, averaged 218 m in length. A total of 3,232.9 m of PQ (8.5 cm diameter), 12,056.05 m of HQ (6.35 cm) and 21,042.9 m of NQ (4.76 cm) core were drilled. Drill core was transported from the drill site by company truck to a secure logging, sampling and sample preparation facility. In 2006, 102 holes were drilled PQ from the surface to an average depth of 31.7 m. HQ drilling was completed to an average depth of 83.7 m. The remaining portions of the holes were drilled NQ to the end. A total of 13,852 core samples, averaging 2.35 m in length, were taken by Continental personnel from the 157 core holes drilled in 2006. Geotechnical data was recorded for 137 drill holes. Core recovery was measured on 15,564 drill run intervals averaging 1.5 m in length. Recovery was generally very good, averaging 97.4% for the assayed intervals measured, 89% of which had 100% recovery.

In 2007, 59 drill holes were completed by contractors 711 Drilling and CHEDC of Chengdu. The total includes 33 exploration holes numbered 7221N through 7253N averaging 466 m in length completed in the Newtongmen deposit. The remaining holes are numbered 7254GT through 7279GT, averaging 72 m in length, were drilled in the Xietongmen area for geotechnical and engineering purposes. For the exploration holes, a total of 339 m of PQ (8.5 cm diameter), 2,434 m of HQ (6.35 cm) and 12,590 m of NQ (4.76 cm) core were drilled. Of the 33 exploration drill holes, 32 holes were drilled PQ from the surface to an average depth of 10.6 m, HQ drilling was completed to an average depth of 73.8 m and the remaining portion of the holes was drilled NQ to

--33--

the end. A total of 7,769 core samples averaging 2.0 m in length, were taken in 2007. Geotechnical data was recorded for the 33 exploration drill holes. Core recovery was measured on 11,094 drill run intervals averaging 1.3 m in length. Recovery was generally very good, averaging 99.0% for the assayed intervals measured, 96% of which had 100% recovery.

The drill core was boxed at the drill rig and transported daily by Continental's truck to the secure logging, sampling and sample preparation facility at Rikaze. The core was geologically and geotechnically logged, given Quality Control Quality Assurance designations, photographed and sampled under the supervision of Continental's geological staff.

The half-core samples were crushed at a preparation facility adjacent to the logging and sampling facility. In 2007, sample sawing, drying, crushing and splitting was supervised by Continental personnel. In 2005-2006, sample preparation was completed in a separate area under the supervision by Acme Analytical Laboratories ("Acme") personnel. The remaining half of the drill core and the coarse rejects were retained at the core facility.

The crushed samples were split and the 250 g splits were packed in wooden crates, with steel strapping, and shipped by Continental's truck to Lhasa airport and then by commercial air freight to Acme Laboratory in Vancouver, BC for analysis (details are shown in Figure 3). Duplicate analyses were completed by ALS Chemex of North Vancouver, British Columbia. The pulp samples were returned to the Company after analysis for long term storage at a secured warehouse at Surrey, BC.

Figure 3 - 2005, 2006, 2007 Drill Core Sampling, Preparation and Analytical Flow Chart

--34--

Mineral Resources and Reserves

Newtongmen Deposit

In May 2009, Continental announced the results of an initial estimate of the mineral resources in the Newtongmen deposit. The estimate was completed by Greg Mosher, P.Geo., of Wardrop Engineering, an independent Qualified Person as defined by National Instrument 43-101. Results for 0.15% to 0.3% copper cut-offs are tabulated below:

Cautionary Note to Investors Concerning Estimates of Indicated Resources

The following discussion includes references to "indicated resources". Rockwell advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. Readers cannot assume that all or any part of mineral deposits in this category will ever be converted into reserves.

Table 2a - Newtongmen Mineral Resources – May 2009

Category	Cut-off	Tonnes Millions	Cu %	Au g/t	Ag g/t	Contained Cu Billions lb	Contained Au Millions oz
Indicated	0.30	186.5	0.40	0.22	0.99	1.66	1.30
	0.20	388.9	0.32	0.18	0.87	2.77	2.30
	0.15	486.0	0.29	0.17	0.82	3.15	2.70

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following discussion includes references to "inferred resources". Rockwell advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. Readers cannot assume that all or any part of mineral deposits in this category will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or preliminary feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Table 2b - Newtongmen Mineral Resources – May 2009

Category	Cut-off	Tonnes Millions	Cu %	Au g/t	Ag g/t	Contained Cu Billions lb	Contained Au Millions oz
Inferred	0.30	84.4	0.37	0.06	0.13	0.68	0.17
	0.20	264.8	0.29	0.07	0.12	1.67	0.57
	0.15	379.3	0.25	0.07	0.12	2.11	0.80

Notes to Table 2a and 2b

1	Contained metal calculations assume 100% recovery.

2

Worldwide porphyry operations cut-offs generally range between 0.2 and 0.4% copper. Xietongmen deposit, on the same property, uses 0.15% copper cut-off. Wardrop considers that a higher threshold grade of 0.2% copper is appropriate for this initial estimate of Newtongmen.

Xietongmen Deposit

In February 2007, Ian R. Chisholm, P.Eng., a subcontractor to engineering consultants Aker Kvaerner, and an independent Qualified Person as defined by National Instrument 43-101, completed an audit of the mineral resource estimate prepared by Continental for the Xietongmen deposit. The mineral resources, shown in Table 3 below, include the mineral reserves in Table 4.

--35--

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following discussion includes references to “measured resources” and "indicated resources". Rockwell advises investors that while these terms are recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Readers cannot assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

Table 3 - Xietongmen Mineral Resources at a 0.15% copper cut-off – January 2007

Category	Tonnes Millions	Cu %	Au g/t	Ag g/t	Contained Cu Billions lb	Contained Au Millions oz
Measured	197.5	0.44	0.62	3.95	1.91	3.94
Indicated	22.3	0.37	0.42	2.54	0.18	0.37
Total	219.8	0.43	0.61	3.87	2.09	4.31

A feasibility study of a potential open pit mining operation on the Xietongmen deposit was completed in mid 2007, from which the mineral reserves in Table 4 were established.

A technical report on the Feasibility Study by Aker Kvaernar is filed on Continental's profile on SEDAR at www.sedar.com. The authors of the report are Graham Holmes, P.Eng., Aker Kvaerner, Patrice Live, Eng., BBA Inc., and Lawrence Melis, P.Eng., Melis Engineering., all of whom are independent Qualified Persons.

Table 4 - Xietongmen Mineral Reserves at 0.15% copper cut-off – August 2007

	Category	Tonnes millions	Cu %	Au g/t	Ag g/t	Zn %
Oxide	Proven	0.9	0.20	0.49	2.99	0.014
Supergene	Proven	17.5	0.65	0.42	3.35	0.03
	Probable	2.0	0.44	0.20	2.05	0.04
Hypogene	Proven	152.3	0.43	0.66	4.22	0.08
	Probable	9.4	0.39	0.45	2.79	0.09
Total Proven & Probable		182.1	0.45	0.62	4.04	0.08

Cautionary Note to Investors regarding Feasibility Study and Mineral Reserves

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Xietongmen project. The mineralized material at the Xietongmen project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Xietongmen project's mineralization is yet considered to be a reserve under US mining standards as all necessary mining permits and financing would be required in order to classify the project's mineralized material as an economically exploitable reserve. Although feasibility work has been done to confirm the mine design, mining methods and processing methods assumed in the Feasibility Study, construction and operation of the mine and processing facilities depend on securing the mining license and other permits on a timely basis. The mining license application submission is in progress but there can be no assurance that it can be secured or secured on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a Feasibility Study, these could be materially different from those contained in the Feasibility Study. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The Feasibility Study assumes specified, long-term prices levels for copper, gold and silver. The prices of these metals are historically volatile, and the Company has no control of or influence on these prices, which are determined in international markets. There can be no assurance that the price of copper, gold and silver will continue at current levels or that it will not decline below the prices assumed in the Feasibility Study. Prices for copper, gold and silver have been below the price ranges assumed in the Feasibility Study at times during the past ten years, and for extended periods of time. The project will require major financing, consisting most likely of a combination of debt and equity. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The Feasibility Study also assumes that the Project will have access to a railroad that extends to Rikaze, the construction of which is planned but the Company has no control over the timing of its completion.

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

--36--

cafeteria and a medical clinic would be built at site. Copper recovery will be accomplished by flotation, producing a 25% copper concentrate.

A 250 km extension of the rail line from Lhasa to Rikaze, the second largest city in Tibet, has been approved by the Tibet government. Depending on when the rail line extension is completed, the final concentrate product would be trucked by way of a two lane paved highway that passes near to the southern part of the property to Rikaze or Lhasa. A truck loadout facility would be constructed to store the concentrate and load it into railcars and ship it via rail to the Jinchuan smelter and refinery complex at Jinchang in Gansu Province for treatment. Recovery of other metals will be possible through treatment at the Jinchuan refinery. Under the plan, power would be provided by the regional power authority, which is currently preparing their long term plan to provide 100 megawatts to the Xietongmen Project. The plan includes a new 600 kV line (from Ger) to Lhasa and a 220 kV line from Lhasa to Rikaze.

The pre-production period is expected to last 12 months. A three-stage pit operation is proposed for the development of the mine, with each stage lasting 3-5 years. A total of 480.1 million tonnes of material would be moved over the mine life, including 182.1 million tonnes of ore, at a strip ratio of 1.64. The mill feed would be 12.4 million tonnes in the first year, ramping up to an annual feed of 13.6 million tonnes by year 4. The deposit mineralization is 89% primary copper (hypogene), with approximately 11% enriched copper (supergene) and less than 1% oxide material. The plan is to mine most of the 17.4 million tonnes of supergene material in the first stage. At an annual throughput of 13.2 million tonnes, the mine would have a 14-year life.

Upon completion of the permitting process, the project would take approximately 24 months to construct, employing a construction workforce of approximately 2,500. During operations, the direct workforce would be approximately 460 people. After operations, the closure plan would take 18-24 months to implement, which would be followed by post-closure monitoring.

--37--

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

Continental had a working capital of approximately $10.0 million as at December 31, 2008. The ability of the Company to carry out its planned business obligations depends on its ability to raise adequate financing from lenders, shareholders and other investors.

The following discussion should be read in conjunction with the audited consolidated financial statements and related notes, accompanying this Annual Report. The Company prepares and files its consolidated financial statements with various Canadian regulatory authorities, in accordance with Canadian generally accepted principles ("GAAP"). References should be made to note 15 to the annual financial statements which provide a reconciliation of material measurement differences between US GAAP and Canadian GAAP and their effect on the consolidated financial statements.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are presented in note 2 of the accompanying audited financial statements for the year ended December 31, 2008. A reconciliation of material measurement differences between these principles and accounting principles generally accepted in the United States is shown in note 15. The preparation of consolidated financial statements in conformity with Canadian and US generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company evaluates its estimates on an ongoing basis and bases them on various assumptions that are believed to be reasonable under the circumstances. Significant areas requiring the use of management estimates relate to the determination of potential impairments of investments, property and equipment and mineral property interests, valuation of income tax assets and liabilities, determination of fair values assigned to the net assets acquired and liabilities assumed on acquisitions, determination of reclamation obligations and determination of fair values of stock options, warrants and financial instruments. Actual results could differ from those estimates.

A.           Operating Results

The Company's annual and quarterly operating results are primarily affected by the level of exploration activity associated with its mineral property interests. Economic factors such as foreign exchange fluctuations, mineral prices and regulatory developments may also affect the Company's operating results and the volatility of the trading price of its common stock. Inflationary factors have not had a material impact on the Company's operating results for fiscal 2008 or fiscal 2007.

--38--

Fiscal 2008 compared with Fiscal 2007 and 2006

Loss for the year ended December 31, 2008 increased to $30,553,577 compared to a net loss of $21,435,455 in 2007 (2006 – $26,716,073). The increase from previous year was primarily due to foreign exchange loss of $8,158,000 related to the future income tax denominated in Chinese Renminbi (colloquially, the "Yuan") as opposed to a foreign exchange gain of $2,416,737 recorded in the fiscal year ended December 31, 2007 (2006 – nil) . This increase in foreign exchange loss in 2008 was partially offset by the $0.87 million decrease in exploration expenditures incurred in 2008 compared to those incurred in 2007. The total net loss was primarily comprised of exploration expenditures of $15,504,484 (2007 – $16,375,517, 2006 – $19,886,521), and administrative expenses of $6,440,440 (2007 – $7,048,096, 2006 – $7,511,103).

The exploration expenditures during 2008 of $15,504,484 (2007 – $16,375,517, 2006 – $19,886,521) included costs for exploration of $14,977,053 (2007 – $16,170,355, 2006 – $19,226,242) and stock-based compensation of $527,431 (2007 – $205,162, 2006 – $660,279). The main exploration expenditures during the year were $6,246,291 for engineering (2007 – $5,307,365, 2006 – $5,928,230), $1,057,553 for environmental (2007 – $1,759,826, 2006 – $786,757), $2,373,842 for geological (2007 – $914,527, 2006 – $1,564,687), $1,224,075 for site activities (2007 – $2,286,371, 2006 – $1,307,752), $2,786,632 for socioeconomic (2007 – $1,738,148, 2006 – $997,989), and $646,429 for transportation (2007 – 411,614, 2006 – $639,027).

The main administrative costs during the year were for salaries, insurance, office and administration, and legal, accounting and audit fees. Salaries, office and administration costs increased to $3,256,496 compared to $2,080,201 in 2007 (2006 – $2,387,458). Trust and filing fees decreased to $85,500, compared to $103,457 in 2007 (2006 – $124,617). Legal, accounting and audit expenses increased to $925,466 in 2008, compared to $533,765 in 2007 (2006 – $860,049), due to the increased compliance costs in 2008 related to taxation transfer pricing rules, and Sarbanes-Oxley consulting. Included in the total administrative costs was stock-based compensation expense of $1,404,818, compared to $2,336,326 in 2007 (2006 – $1,950,259). The decrease in stock-based compensation expense in 2008 was mainly due to the decline in the Company's share price during the final quarter of 2008.

Interest income decreased to $657,929 in 2008, compared to $858,891 in 2007 (2006 – $56,668). This was due to lower cash on hand as a result of cash proceeds derived from private placements in the first quarter of 2007 and the exercise of 8 million warrants in the fourth quarter of 2007 have been used for 2008 program costs.

The foreign exchange loss recorded in the 2008 fiscal year was related to the Chinese currency denominated future income tax liabilities. The Canadian dollar has declined against the Chinese Yuan since the beginning of 2008. The exchange rate for the Canadian dollar against the Chinese Yuan has decreased from 1 Canadian dollar to 7.39 Chinese Yuan on December 31, 2007 to 5.57 Chinese Yuan on December 31, 2008.

Interest expense was nil for 2008, compared to $309,045 for 2007 (2006 – $916,021). There was no interest-bearing loan outstanding during 2008. The interest expense incurred in 2007 was related to the convertible promissory note, which was fully redeemed during the first quarter of 2007.

HDSI carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of the Company (see Item 7). The Company reimburses HDSI on a full cost-recovery basis. Costs for services rendered by HDSI to the Company in fiscal 2008 were $3.56 million compared to $2.75 million in fiscal 2007 (2006 – $3.52 million), due to the activities related to the Xietongmen Property.

Fiscal 2007 compared with Fiscal 2006 and 2005

The net loss for the year ended December 31, 2007 decreased to $21,435,455 compared to a net loss of $26,716,073 in 2006 (2005 – $8,580,787). The decrease was primarily due to decreased drilling expenditures on the Xietongmen property. The total net loss was comprised of exploration expenditure of $16,375,517 (2006 – $19,886,521; 2005 – $6,343,844), administrative expenses of $5,059,938 (2006 – $7,774,432; 2005 – $2,236,943), loss on extinguishment of promissory note of $475,000 (2006 – nil, 2005 – nil) and a recovery of non-controlling interest's share of loss of $nil (2006 – $944,880, 2005 – nil).

The exploration expenditures of $16,375,517 (2006 – $19.886.521; 2005 – $6,343,844) included costs for exploration of $16,170,355 (2006 – $19,226,242; 2005 – $6,113,320) and stock-based compensation of $205,162 (2006 – $660,279; 2005 – $230,524). The main exploration

--39--

expenditures during the year were $592,171 for assays and analysis (2006 – $1,455,212; 2005 – $601,687), $2,476,029 for drilling (2006 – $5,559,219; 2005 – $2,909,216), $5,307,365 for engineering (2006 – $5,928,230; 2005 – $47,143), $1,759,826 for environmental (2006 – $786,757; 2005 – nil), $309,875 for equipment rental and leases (2006 – $457,212; 2005 – $60,863), $914,527 for geological (2006 – $1,564,687; 2005 – $928,463), $2,286,371 for site activities (2006 – $1,307,752; 2005 – $927,943), $1,738,148 for socioeconomic (2006 – $997,989; 2005 – $248,432), and $411,614 for transportation (2006 – $639,027; 2005 – $329,034).

The main administrative costs during the year were for salaries, insurance, office and administration, and legal, accounting and audit fees. Salaries, office and administration costs decreased to $1,511,724 compared to $843,510 in 2006 (2005 – $277,471), as a greater number of investor relations initiatives were carried out during the year. Trust and filing fees decreased to $103,457, compared to $124,617 in 2006 (2005 – $42,598). Legal, accounting and audit expenses decreased to $533,765 in 2007, compared to $860,049 in 2006 (2005 – $294,393), due to the Great China Mining Inc. merger transaction completed in December 2006. Included in the total administrative costs was stock-based compensation expense of $2,336,326, compared to $1,950,259 in 2006 (2005 – $584,797). The increase in stock-based compensation expense in 2007 is due to the vesting of options issued in current and prior years.

Interest income increased to $858,891 in 2007, compared to $56,668 in 2006 (2005 – $142,887). This was due to higher cash on hand as a result of cash proceeds derived from private placements in the first quarter of 2007 and the exercise of 8 million warrants in the fourth quarter of 2007.

The foreign exchange gain recorded in 2007 was substantially due to the appreciation of the Canadian dollar against the Chinese renminbi (colloquially, the "Yuan") since the beginning of 2007. The exchange rate for the Canadian dollar against the Chinese Yuan has increased from 1 Canadian dollar to 6.71 Chinese yuan on December 31, 2006 to 7.39 Chinese Yuan on December 31, 2007.

Interest expense was $309,045 for 2007, compared to $916,021 for 2006. The decrease is due to the redemption of the convertible promissory note, which was issued in 2006, during the first quarter of 2007.

Stock-based compensation of $2,541,488 was charged to operations during the fiscal year 2007, compared to $2,610,538 in 2006 (2005 – $815,321). The decrease in stock-based compensation expense was primarily due to a decrease of the stock price during the year 2007.

HDSI carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of the Company (see Item 7). The Company reimburses HDSI on a full cost-recovery basis. Costs for services rendered by HDSI to the Company in fiscal 2007 were $2.75 million compared to $3.52 million in fiscal 2006, due to increased activities related to the Xietongmen Property.

B.           Liquidity and Capital Resources

Overview

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in the past few years, pursuant to private placement financings and exercise of warrants and/or options. The Company's access to exploration financing when such financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding in order to continue to fund the Company's exploration plans.

Cash and Working Capital

The Company had a working capital of approximately $10.0 million at December 31, 2008 compared to a working capital of $30.7 million as at December 31, 2007, and a working capital deficit of $13.9 million as at December 31, 2006.

The Company has no lines of credit or other sources of financing which have been arranged but as yet unused. The estimated cash balance on June 9, 2009 was approximately $8 million.

The Company's current working capital is sufficient to fund its planned activities for fiscal 2009.

--40--

Long Term Debt

As at December 31, 2008, the Company had $1.22 million in long-term debt, relating to the acquisition of the Surrounding Properties, acquired in conjunction with the merger with Great China. In addition, a long-term future income tax liability of $32.6 million was recorded at December 31, 2008 relating to the merger with Great China and the acquisition of the related properties.

Material Commitments for Capital Expenditures

The Company did not have any material commitments for capital expenditures as at December 31, 2008. Further, the Company had no "purchase obligations" as at December 31, 2008. Purchase obligations are defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. To maintain the exploration licenses, payment of an annual fee of 100 Chinese Yuan ($18) per square km and prospecting expenditures of 10,000 Chinese Yuan ($1,800) per square km from year three are required. The total area for the two exploration licenses is 122.32 square km.

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

Private placements

The Company undertook no private placement financings during the year ended December 31, 2008.

Options and warrants exercises

There were no stock option exercises or warrant exercises during the year ended December 31, 2008. In 2007, the Company raised approximately $18.4 million during 2007, via the issuance of common shares, upon the exercise of stock options and share purchase warrants.

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

Financial Capability and Additional Financing

The Company has sufficient financial resources to undertake its presently planned programs during fiscal 2009. However, the Company has limited financial resources, has no source of operating income and has no assurance that additional funding will be available to it for further

--41--

exploration and, if warranted, development of its projects. There can be no assurance that the Company will be able to obtain sufficient financing in the future to carry out development work on the Xietongmen Property. The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Company. Failure to obtain sufficient financing may result in delaying or the indefinite postponement of exploration, development or production on any or all of our properties or even a loss of the property itself.

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

D.           Trend Information

As a natural resource exploration company, Continental's activities can be said to be somewhat cyclical. As metals prices have traditionally been cyclical in nature, the Company is in, primarily, an "event-driven" business, based on exploration results.

Overall, copper prices have been increasing since late 2003, averaging US$3.22/lb in 2007. The average price in 2008 was approximately US$3.16/lb. Prices have dropped significantly in 2009, averaging US$1.76/lb to June 9.

Overall, gold prices have been increasing for more than three years. Although there was some volatility in 2006 and early 2007, the average price increased to US$872/oz in 2008. Prices have continued to be strong in 2009, averaging US$912/oz to June 9.

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

--42--

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

F.           Tabular Disclosure of Contractual Obligations (as at December 31, 2008)

Payments due by period
		Less than 1	1 to 3		More than 5
	Total	year	years	3 to 5 years	years
Accounts payable and accrued	US$4,885,111	US$4,885,111	–	–	–
liabilities
Due to related parties	166,656	166,656	–	–	–
Long-term Debt Obligations	–	–	–	–	–
Capital Lease Obligations	–	–	–	–	–
Operating Lease Obligations	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-term Liabilities	1,000,000	500,000	500,000	–	–
Total	US$6,051,767	US$5,551,767	US$500,000	–	–

G.           Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5E and F above.

--43--

ITEM 6           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Name (1)	Year born	Position	Director/Officer Since
Rene G. Carrier	1944	Director	Since February 2001
David J. Copeland	1948	Director, Chief Executive Officer and President	Director since November 1995 Chief Executive Officer and President since January 2008
Scott D. Cousens	1964	Director	Since June 1994
Robert A. Dickinson	1948	Director	Since June 2004
Gordon J. Fretwell	1953	Director	Since February 2001
Gerald Panneton	1957	Director	Since January 2006 Former Chief Executive Officer and President, until January 2008
Ronald W. Thiessen	1952	Co-Chairman and Director	Since November 1995
Fuyu Wang(2)	1957	Director	Since April 2007
Zhi Wang	1957	Co-Chairman and Director	Since December 2006
Jie (Jack) Yang	1963	Director	Since December 2006
Dickson Hall	1952	Vice President, Business Development	Since October 2005
Marchand Snyman	1967	Chief Financial Officer	Since February 2008
Trevor Thomas	1967	Secretary	Since February 2008

(1)

To the best of the Company's knowledge, none of such persons has any family relationship with any other . Other than Mr. Fuyu Wang, none of the directors or officers were elected as a director or appointed as an officer as a result of an arrangement or understanding with a major shareholder, customer, supplier, or any other party.

(2)	Mr. Fuyu Wang is the Jinchuan representative appointed to the board of directors pursuant to the Jinchuan Framework Agreement

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

Mr. Carrier currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	February 2001	Present
Amarc Resources Ltd.	Director	May 2008	Present
Chartwell Technology Inc.	Director	June 1991	April 2007
International Royalty Corporation	Lead Director	June 2003	Present
Quartz Mountain Resources Ltd.	Director	January 2000	Present
	President	June 2005	Present
Rockwell Diamonds Inc.	Director	April 1993	November 2008

--44--

DAVID J. COPELAND, P.Eng. – President, CEO and Director

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

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	November 1995	Present
	President & CEO	January 2008	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Farallon Resources Ltd.	Director	December 1995	April 2009
Great Basin Gold Ltd.	Director	February 1994	March 2008
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	September 2006	Present
	Chief Executive Officer	September 2006	September 2007
	Chairman	September 2007	Present
Taseko Mines Limited	Director	March 1994	Present

SCOTT D. COUSENS – Director

Scott D. Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens' focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies to which HDSI provides services. Mr. Cousens is a director of HDSI.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	June 1994	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Farallon Resources Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	November 2000	November 2008
Taseko Mines Limited	Director	October 1992	Present

ROBERT A. DICKINSON, B.Sc., M.Sc. – Director

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom HDSI provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of HDSI. He is also President and Director of United Mineral Services Ltd., a private investment company and is the Co-Chairman and Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

--45--

Company	Positions Held	From	To
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	November 1990	September 2004
	Director	October 2004	Present
	Chairman	April 2004	September 2004
	Co-Chairman	October 2004	Present
Detour Gold Corporation	Director	August 2006	February 2009
Farallon Resources Ltd.	Director	July 1991	April 2007
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2006
	Chairman	November 2000	September 2006
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

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

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	February 2001	Present
Bell Copper Corporation	Director	June 2001	Present
Benton Resources Corp.	Director	March 2005	Present
Copper Ridge Explorations Inc.	Director and Secretary	September 1999	Present
Fronterra Copper Corporation	Director	February 2009	Present
Grandcru Resources Corp.	Director	December 2002	May 2008
Icon Industries Limited	VP of Legal Services	December 2000	March 2009
	Director	July 2004	Present
International Royalty Corporation	Director	February 2005	Present
Keegan Resources Inc.	Director	February 2004	Present
Lignol Energy Corporation	Director	January 2007	Present
Meritus Minerals Ltd.	Director	June 2007	Present
Northern Dynasty Minerals Ltd.	Director	June 2004	Present
Pine Valley Mining Corp.	Director	August 2003	September 2007
Quartz Mountain Resources Ltd.	Director and Secretary	January 2003	Present
Rockwell Diamonds Inc.	Secretary	March 1998	November 2007
	Director	March 1998	September 2006

--46--

Company	Positions Held	From	To
Tri-Gold Resources Corp.	CFO	November 2005	January 2006

DICKSON HALL – Vice President, Business Development

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

Mr. Hall is, or was within the past years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
ACT360	Director	August 2004	Present
CY Oriental Holdings Ltd.	Director	June 2007	Present

GERALD P. PANNETON, PGeo (Quebec) – Director

Gerald S. Panneton has been involved in the exploration and mining industry for the last 25 years. Mr. Panneton is a graduate of the University of Montreal (BSc), and McGill University with a Masters Degree in Sciences.

Before joining Continental Minerals Corporation, Mr. Panneton was Director of Advanced Projects and Evaluations for the Exploration – Corporate Development Group for Barrick Gold Corporation, based in Toronto, Canada. His responsibilities included the evaluation and due diligence process of advanced projects throughout the world, in Russia, Europe, Africa, North America, Australia, and Asia.

Mr. Panneton is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	January 2006	Present
	President & CEO	January 2006	January 2008
Barrick Gold Corporation	Director Advanced Projects	May 1998	January 2006
Detour Gold Corporation	Director, President & CEO	July 2006	Present

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

Prior to starting Muratie Investments Pty Limited in 2003, Mr. Snyman was the General Manager, Corporate Finance and Business Development of Anglo American Platinum Corporation Limited in Johannesburg, South Africa. He is a director of HDSI.

Mr. Snyman is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Chief Financial Officer	January 2008	Present
Northern Dynasty Minerals Ltd.	Director	August 2008	Present
	Chief Financial Officer	August 2008	Present

--47--

RONALD W. THIESSEN, CA – Co-Chairman of the Board and Director

Ronald W. Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of HDSI, a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	August 2007
Detour Gold Corporation	Director	July 2006	Present
	Chairman	July 2006	March 2009
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	September 2000	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	September 2007
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Quadro Resources Ltd. (formerly Tri- Gold Resources Corp.	Director	July 1992	December 2006

TREVOR THOMAS, LLB – Secretary

Trevor Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law since 1995, both in private practice environment as well as in-house positions and is currently in-house legal counsel for Hunter Dickinson Services Inc. Prior to joining Hunter Dickinson Services Inc., he served as in-house legal counsel with Placer Dome Inc.

Mr. Thomas is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Secretary	February 2008	Present

--48--

Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Amarc Resources Ltd.	Secretary	February 2008	Present
Anooraq Resources Corporation	Asst Secretary	November 2007	Present
Farallon Resources Ltd.	Secretary	December 2007	Present
Rockwell Diamonds Inc.	Secretary	February 2008	Present
Taseko Mines Limited	Secretary	August 1, 2008	Present

FUYU WANG – Director

Fuyu Wang is a senior mining engineer with over 30 years of experience in the industry. Mr. Wang completed a Master Degree of Engineering in 2003 from the University of Science and Technology, in Beijing. He is a director with Jinchuan Group Limited, the largest nickel producer in Asia and one of the largest copper producers in China.

Mr. Wang's principal occupation and employment, together with his employment history for each of the past five years is as follows:

Company	Positions Held	From	To
Jinchuan Group Limited	Director of the Third Mine of Jinchuan Group Limited	August 2000	Present

Mr. Wang is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	August 2007	Present

ZHI WANG – Co-Chairman and Director

Zhi Wang completed a diploma in business administration at China Radio & Television University in 1984 and pursued further studies in business administration under an exchange program in Australia 1988.

Mr. Wang is, or was within the past years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	December 2006	Present
Great China Mining Inc.	Director	November 2004	December 2006

JIE (JACK) YANG – Director

Mr. Yang graduated from the Beijing University of International Business & Economics, Beijing, China in 1984 with a Bachelor of Economics degree.

Mr. Yang is, or was within the past years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	December 2006	Present
Great China Mining Inc.	Director	November 2004	December 2006

B.           Compensation

During the Company's financial year ended December 31, 2008, the aggregate cash compensation paid or payable by the Company or its subsidiaries to its directors and senior officers, all of whose financial statements are consolidated with those of the Company, was $1,256,154.

David J. Copeland (President & Chief Executive Officer), Gerald Panneton (Former President & Chief Executive Officer), Marchand Snyman (Chief Financial Officer), Jeffrey Mason (Former

--49--

Chief Financial Officer), Dickson Hall (Vice President Corporate Development), Qi Deng (General Manager), and Jie Yang (Corporate and Government Affairs Advisor) are each a "Named Executive Officer" ("NEO") of the Company for the purposes of the following disclosure.

The compensation paid to the NEOs during the Company's most recently completed financial year ended December 31, 2008 is as set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(7) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans (bonus)	Long-term incentive plans
David J. Copeland (1) President & Chief Executive Officer Gerald Panneton (2)	2008	406,510	Nil	275,000	Nil	Nil	Nil	Nil
Former President & Chief Executive Officer	2008	100,000	Nil	Nil	66,000	Nil	Nil	Nil	166,000
Marchand Snyman (3) Chief Financial Officer	2008	57,623	Nil	220,400	Nil	Nil	Nil	Nil	278,023
Jeffrey Mason (4) Former Chief Financial Officer	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Dickson Hall (5) VP Corporate Development	2008	270,559	Nil	43,266	20,000	Nil	Nil	Nil	333,826
Qi Deng DGM China Operations	2008	217,448	Nil	43,266	20,000	Nil	Nil	Nil	280,714
Jie Yang (6) Corporate & Government Affairs Advisor	2008	118,014	Nil	110,200	Nil	Nil	Nil	Nil	228,214

Notes:

(1)

Mr. Copeland was appointed President and Chief Executive Officer of the Company effective January 31, 2008. Compensation payments were made to CEC Engineering Ltd., a private company owned by Mr. Copeland.

(2)

Mr. Panneton resigned as President Chief Executive Officer of the Company effective January 31, 2008. Mr. Panneton continues to serve as a Director on the Company's board and the above compensation is a total of all compensation paid to Mr. Panneton in respect of the 2008 financial year. A bonus was awarded to Mr. Panneton for contributions made during the previous financial year and was paid during the completed financial year.

(3)	Mr. Snyman was appointed Chief Financial Officer of the Company effective February 8, 2008.

(4)	Mr. Mason's compensation covers the period from January 1, 2008 to February 8, 2008, when he resigned as Chief Financial Officer.

(5)	Compensation payments were made to Dickson Hall & Associates Ltd., a private company owned by Mr. Hall.

(6)	Compensation payments were made to Sundecin Enterprises Inc., a private company owned by Mr. Yang.

(7)

The options granted in the 2008 financial year were granted pursuant to the Stock Option Plan For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company's common share price, expected dividend yield, and risk-free interest rate.

Messrs. Copeland and Snyman do not serve the Company solely on a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company. Messrs. Hall, Deng and Yang work on the Company's activities on a substantially full-time basis.

Pension Plan Benefits

The Company has no pension or deferred compensation plans for its directors, officers or employees.

--50--

Termination and Change of Control Benefits

There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the Named Executive Officer's Responsibilities following a change in control.

Director Compensation

The compensation provided to the directors, excluding two directors who are included in disclosure for a NEO, for the Company's most recently completed financial year of December 31, 2008 was:

Director Compensation Table

Name	Fees earned ($)	Share-based Awards ($)	Option-based awards (3) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Ron Thiessen Co-Chairman	55,048	Nil	165,300	Nil	Nil	Nil	220,348
Zhi Wang (4) Co-Chairman	Nil	Nil	55,100	Nil	Nil	Nil	55,100
Scott D Cousens	35,452	Nil	55,100	Nil	Nil	Nil	90,552
Rene G Carrier	28,008	Nil	55,100	Nil	Nil	Nil	83,108
Robert A Dickinson	33,167	Nil	55,100	Nil	Nil	Nil	88,267
Gordon J Fretwell	23,000	Nil	55,100	Nil	Nil	Nil	78,100
Fuyu Wang	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)

Independent directors receive, effective January 1, 2008, an annual fee of $20,000 for their services as a director, and an additional $5,000 for serving as Audit Committee Chairperson and $3,000 for serving as Chairperson of any other Committee of the Board

(2)	Compensation for the services of Messrs. Thiessen, Cousens and Dickinson is paid through Hunter Dickinson Services Inc.

(3)

The options granted in the 2008 financial year were granted pursuant to the Company's Stock Option Plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company's common share price, expected dividend yield, and risk-free interest rate.

(4)	During the year ended December 31, 2008, the Company paid or accrued $529,306 to two companies owned, controlled, or affiliated with Mr. Zhi Wang.

C.           Board Practices

All directors were re-elected at the June 2008 annual general meeting and have a term of office expiring at the next annual general meeting of Continental scheduled to be held June 24, 2009. All officers have a term of office lasting until their removal or replacement by the board of directors.

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

Audit Committee

As at December 31, 2008, the members of the audit committee were Messrs. Rene Carrier, Scott Cousens, and Gordon Fretwell. All members are financially literate. Messrs Carrier and Fretwell are independent. The audit committee is elected annually by the directors of Continental, at the first meeting of the board held after Continental's annual general meeting.

The purpose of the audit committee is to assist the board of directors in its oversight of the integrity of the Company's financial, accounting and reporting processes, in particular its financial statements and other relevant public disclosures. It must ensure the Company's compliance with legal and regulatory requirements relating to financial reporting, the external

--51--

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

D.           Employees

At June 9, 2009, Continental had no direct employees in Canada. There were approximately 53 employees in China. Continental's administrative and exploration functions are primarily administered through HDSI. (see Item 7B).

--52--

E.           Share Ownership

Security Holdings by Directors and Senior Management

Common and preferred shares held by directors and senior management as at June 9, 2009:

Name and Position	Securities Beneficially Owned or Controlled	Percentage of total shares of that class
Rene G. Carrier Director	195,500 common shares (1) 300,000 options	0.2% of all common shares
David J. Copeland President, CEO and Director	2,275,419 common shares 800,000 options	1.8% of all common shares
Scott D. Cousens Director	1,664,389 common shares 400,000 options	1.3% of all common shares
Robert A. Dickinson Director	1,753,091 common shares (2) 400,000 options	1.4% of all common shares
Gordon J. Fretwell Director	88,750 common shares (3) 300,000 options	0.1% of all common shares
Dickson Hall Vice President	nil common shares 450,000 options	0% of all common shares
Gerald Panneton Director	21,500 common shares 700,000 options	0.0% of all common shares
Marchand Snyman Chief Financial Officer	nil common shares 400,000 options	0% of all common shares
Ronald W. Thiessen Co-Chairman and Director	1,925,420 common shares 600,000 options	1.5% of all common shares
Trevor Thomas Secretary	nil common shares 115,000 options	0% of all common shares
Jie (Jack) Yang Director	569,196 common shares 400,000 options	0.4% of all common shares
Fuyu Wang Director	nil common shares nil options	0% of all common shares
Zhi Wang Co-Chairman and Director	2,276,784 common shares 900,000 options	1.8% of all common shares
TOTAL	10,770,049 common shares	8.3% of all common shares

1	Certain of these shares are held by Euro American Capital Corporation, a private company that is wholly owned by Mr. Carrier.

2	Certain of these shares are held by United Mineral Services, a private company that is wholly owned by Mr. Dickinson.

3	Certain of these shares are held by Gordon J. Fretwell Law Corporation, a private company that is wholly owned by Mr. Fretwell.

As at June 9, 2009, the directors and officers of Continental and their affiliate held as a group, directly and indirectly, own or control an aggregate of 10,770,049 common shares (8.3%) . Continental's preferred shares are non-voting.

--53--

Share purchase options to acquire common shares held by directors and senior management as at June 9, 2009:

Name and country of residence	Exercise Price	Grant Date	Expiry Date	Number of options
Carrier R Canada	$ 1.32	May 1, 2008	May 2, 2011	100,000
	$ 1.61	June 28, 2006	February 28, 2011	100,000
	$ 2.01	March 16, 2007	February 28, 2012	100,000
Carrier R Total				300,000
Copeland D Canada	$ 1.32	May 1, 2008	May 2, 2011	500,000
	$ 1.61	June 28, 2006	February 28, 2011	200,000
	$ 2.01	March 16, 2007	February 28, 2012	100,000
Copeland D Total				800,000
Cousens S Canada	$ 1.32	May 1, 2008	May 2, 2011	100,000
	$ 1.61	June 28, 2006	February 28, 2011	200,000
	$ 2.01	March 16, 2007	February 28, 2012	100,000
Cousens S Total				400,000
Dickinson R Canada	$ 1.32	May 1, 2008	May 2, 2011	100,000
	$ 1.61	June 28, 2006	February 28, 2011	200,000
	$ 2.01	March 16, 2007	February 28, 2012	100,000
Dickinson R Total				400,000
Fretwell G Canada	$ 1.32	May 1, 2008	May 2, 2011	100,000
	$ 1.61	June 28, 2006	February 28, 2011	100,000
	$ 2.01	March 16, 2007	February 28, 2012	100,000
Fretwell G Total				300,000
Hall D Canada	$ 1.68	September 21, 2007	February 28, 2011	250,000
	$ 1.32	May 1, 2008	May 2, 2011	200,000
Hall D Total				450,000
Panneton G Canada	$ 1.61	February 28, 2006	February 28, 2011	700,000
	$ 2.01	March 16, 2007	February 28, 2012	100,000
Panneton G Total				800,000
Snyman M Canada	$ 1.32	May 1, 2008	May 2, 2011	400,000
Snyman M Total				400,000
Thiessen R Canada	$ 1.32	May 1, 2008	May 2, 2011	300,000
	$ 1.61	September 21, 2007	February 28, 2011	200,000
	$ 2.01	March 16, 2007	February 28, 2012	100,000
Thiessen R Total				600,000
Wang Z United States of America	$ 1.32	May 1, 2008	May 2, 2011	100,000
	$ 1.61	December 15, 2006	February 28, 2011	700,000
	$ 2.01	March 16, 2007	February 28, 2012	100,000
Wang Z Total				900,000
Yang J Canada	$ 1.32	May 1, 2008	May 2, 2011	200,000
	$ 2.01	March 16, 2007	February 28, 2012	200,000
Yang J Total				400,000

In 2006, Mr. Zhi Wang signed a consulting services agreement with the Company, pursuant to which he would assist the Company in securing the necessary mining permits for commercial mining at the Xietongmen Property. Under this agreement, if Mr. Wang materially contributes to the successful receipt of all necessary mining permits, prior to March 31, 2010, he will receive 2,500,000 units of Continental, with each unit consisting of one common share and one share purchase warrant. Each warrant is to be exercisable at $1.59 for one year from the date of receipt of the mining permits.

Arrangements involving the employees in the capital of the Company

As at June 9, 2009, an aggregate of 12,905,304 common shares were available for issuance pursuant to Continental's Share Incentive Plan, described below.

--54--

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

As at June 9, 2009, under the Plan 8,990,500 options were outstanding. There remained a further 3,914,804 shares available for granting as options under the Plan.

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

--55--

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

As at June 9, 2009, Jinchuan Group Limited ("Jinchuan") of Gansu Province, China, held 18,000,000 common shares of Continental, representing approximately 13.9% of the common shares outstanding. Jinchuan holds the right to appoint one nominee to hold one seat on the Company's board of directors and maintains this right for so long as it maintains its initial percentage interest (of approximately 8.3%) in the outstanding common shares of the Company. As of June 9, 2009, Jinchuan has exercised this right, and Mr Fuyu Wang serves as a director of Company pursuant to this right.

As at June 9, 2009, Taseko Mines Limited held 7,827,726 common shares of Continental, representing approximately 6.1% of the common shares outstanding.

All of the common shares have the same voting rights.

Geographic Breakdown of Shareholders

As of June 9, 2009, Continental's register of shareholders indicates that Continental's common shares are held as follows:

	Number of
	registered
	shareholders		Percentage of total
Location	of record	Number of shares	shares
Canada	541	80,388,994	62.29%
United States	1,843	23,148,207	17.94%
Other	434	25,515,840	19.77%
	2,818	129,053,041	100.00%

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

--56--

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

B.           Related Party Transactions

Except as disclosed herein, Continental has not, since the beginning of its last fiscal year ended December 31, 2008, and does not propose to:

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

Hunter Dickinson Services Inc.

Management and administrative services agreement

Hunter Dickinson Services Inc. ("HDSI") (formerly Hunter Dickinson Inc.) is a private company owned equally by several public companies, one of which is Continental. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis per agreement dated June 1, 2008, as described above under "Business Overview – Association with Hunter Dickinson Services Inc."

During the fiscal years ended December 31, 2008, Continental paid approximately $3.6 million (2007 – $2.7 million; 2006 – $3.5 million), to HDSI for services pursuant to the management and administrative services agreement. Advances pursuant to this agreement were non-interest bearing and due on demand.

Taseko Mines Limited

In 2006, the Company issued an $11,500,000 convertible promissory note to Taseko Mines Limited, a company related to Continental by virtue of having certain common directors. On February 7, 2007, the Company redeemed the convertible promissory note at 105% of the principal amount outstanding. For the year ended December 31, 2007, $254,155 was paid to Taseko Mines Limited in interest on the convertible promissory note, of which $97,881 was paid in cash, and the remainder paid by the issuance of 89,229 common shares of the Company. In March 2007, Taseko exercised its right to participate in future financings. The Company fully repaid its Note to Taseko at 105% of the $11,500,000 principal balance outstanding (a total of $12,075,000) and the full proceeds were used by Taseko to acquire 7,318,181 units at $1.65 per unit in a private placement offering of the Company. This transaction is described above under "Operating and Financial Review and Prospects – Liquidity and Capital Resources".

--57--

Zhi Wang

Upon completion of the Merger, Mr. Zhi Wang was appointed a director of Continental in accordance with the Merger Agreement. During the year ended December 31, 2008, the Company paid $291,226 (2007 – $227,614; 2006 – $197,310) and $238,080 (2007 – $461,445; 2006 – $52,550; 2005 – $nil) to Tibet Bojing Minerals Investment Limited ("Tibet Bojing") and Beijing Honglu Shengdi Consulting Services Limited ("Beijing Honglu"), two companies controlled by Mr. Zhi Wang, for consulting services.

Merger Agreement

During 1996, Mr. Zhi Wang was issued 2,276,784 common shares of Continental upon completion of the Merger in exchange for his 20,000,000 shares of GMCI. On becoming a director of Continental, Mr. Wang was granted stock options of Continental to purchase 700,000 shares exercisable at Cdn$1.61 per share and expiring the earlier of February 28, 2011, or 90 days following the date that he ceases to be a director.

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

During the year ended December 31, 2008, the Company paid $118,014 (2007 – $147,753; 2006 – $nil) to Sundecin Enterprises Inc., a company controlled by Mr. Yang of the Company, for consulting services.

Other Related Party Transactions

(a)

During the year ended December 31, 2008, the Company paid $406,510 (2007 – $169,762; 2006 – $4,928) to C.E.C. Engineering Ltd, a company controlled by a director of the Company, for engineering services.

(b)

During the year ended December 31, 2008, the Company paid $270,560 (2007 – $271,336; 2006 – $209,057) to Dickson Hall & Associates, a company controlled by an officer of the Company, for consulting services.

(c)

During the year ended December 31, 2008, the Company paid $237,448 (2007 – $279,956; 2006 – $184,953) to Qi Deng, a director of Tian Yuan, the Company's main Tibetan subsidiary, for consulting and project management services.

(d)

During the year ended December 31, 2008, the Company paid $87,774 (2007 – $63,701; 2006 – $34,880) to Zhengxun Guo, a director of Tian Yuan, the Company's main Tibetan subsidiary, for administrative and managerial services.

(e)

Mr. Xiaojun Ma is a former director of the Company who resigned in May 2008. To May 2008, the Company paid $14,295 (year ended December 31, 2007 – $35,435; year ended December 31, 2006 – $6,833) to Xiaojun Ma for administrative and managerial services.

--58--

(f)

A director of the Company, Mr. Fuyu Wang, is also a director of Jinchuan Group Limited ("Jinchuan"). During the year ended December 31, 2007, and subsequent to his appointment as a director of the Company, Jinchuan exercised 8 million warrants, for net proceeds to the Company of $18,000,000.

C.           Interests of Experts and Counsel

Not applicable.

--59--

ITEM 8           FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Item 17 of this Form 20-F contains Continental's audited consolidated annual financial statements as at December 31, 2008 and 2007 and each of the years in the three year period ended December 31, 2008.

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

B.           Significant Changes

There have been no significant changes to the accompanying consolidated financial statements since December 31, 2008, except as disclosed in this Annual Report on Form 20-F.

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

The following is a summary, on an annual basis, of the high and low prices of Continental's shares on the TSX Venture Exchange and the OTC-BB during Continental's last five financial years and any subsequent period:

TSX VENTURE EXCHANGE: KMK			NASDAQ/OTC-BB: KMK
Trading in Canadian Dollars			Trading in United States dollars
	High	Low		High	Low
	(C$)	(C$)		(US$)	(US$)
Annual			Annual
2003	0.84	0.20	2003	0.64	0.16
2004	2.25	0.79	2004	1.70	0.51
2005	2.10	0.94	2005	1.82	0.78
2006	2.96	1.31	2006	2.67	1.17
2007	2.26	1.25	2007	1.92	1.23
2008	1.74	0.30	2008	1.71	0.20
2009 (to June 9, 2009)	1.28	0.33	2009 (to June 9, 2009)	1.16	0.25

The following is a summary, on a fiscal quarter basis, of the high and low prices of Continental's shares on the TSX Venture Exchange and the OTC Bulletin Board during Continental's two most recent financial years and any subsequent period:

TSX VENTURE EXCHANGE: KMK			NASDAQ/OTC-BB: KMKCF
Trading in Canadian Dollars			Trading in United States dollars
	High	Low		High	Low
By Quarter	(C$)	(C$)	By Quarter	(US$)	(US$)
Calendar 2007			Calendar 2007
1st Quarter	2.26	1.55	1st Quarter	1.92	1.31
2nd Quarter	2.12	1.52	2nd Quarter	1.82	1.43
3rd Quarter	1.82	1.33	3rd Quarter	1.71	1.23
4th Quarter	1.84	1.25	4th Quarter	1.82	1.33

Calendar 2008			Calendar 2008
1st Quarter	1.74	1.24	1st Quarter	1.71	1.22
2nd Quarter	1.40	0.90	2nd Quarter	1.40	0.90
3rd Quarter	1.04	0.66	3rd Quarter	1.01	0.60
4th Quarter	0.80	0.30	4th Quarter	0.98	0.20

Calendar 2009			Calendar 2009
1st Quarter	0.62	0.33	1st Quarter	0.52	0.25
2nd Quarter (to June 9, 2009)	1.28	0.55	2nd Quarter (to June 9, 2009)	1.16	0.43

--61--

The following is a summary, on a monthly basis, of the high and low prices of Continental's shares on the TSX Venture Exchange and the OTC Bulletin Board during the past six months:

TSX VENTURE: KMK			NASDAQ/OTC-BB: KMKCF
Trading in Canadian Dollars			Trading in United States dollars
	High	Low		High	Low
Monthly	($)	($)	Monthly	(US$)	(US$)
December 2008	0.40	0.30	December 2008	0.34	0.20
January 2009	0.43	0.33	January 2009	0.38	0.25
February 2009	0.49	0.34	February 2009	0.45	0.25
March 2009	0.62	0.39	March 2009	0.52	0.30
April 2009	0.89	0.55	April 2009	0.75	0.43
May 2009	1.25	0.80	May 2009	1.10	0.68
June 2009 (to June 9)	1.28	1.08	June 2009 (to June 9)	1.16	0.97

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

--62--

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

In order to take full advantage of the flexibility offered by the BCA, Continental's board of directors proposed removal of the Pre-existing Company Provisions in connection with the adoption by Continental of a new form of Articles that incorporates provisions permitted under the BCA. The removal of the Pre-existing Company Provisions required the affirmative vote of not less than three-quarters of the votes cast at a meeting of the shareholders of the Company, present in person or by proxy. This approval of the shareholders by special resolution was obtained at the annual general meeting of the shareholders of Continental held on June 19, 2005. The removal of the Pre-existing Company Provisions became effective upon the filing of a Notice of Alteration to Continental's Articles with the British Columbia Registrar of Companies on February 22, 2006. Continental's shareholders also approved by special resolution the adoption of a new form of Articles (the "Articles"). The Articles were adopted by Continental with a view to updating its charter documents to bring them into line with the Business Corporations Act and incorporating some of the new provisions of the Business Corporations Act. These Articles became effective on February 22, 2006.

The following is a summary of certain material provisions of (i) Continental's Notice of Articles, as amended by the Notice of Alteration approved by shareholders, (ii) Continental's new Articles, as adopted by shareholders, and (iii) certain provisions of the Business Corporations Act and related laws applicable to Continental:

1.           Objects and Purposes

Continental's Memorandum and Articles do not specify objects or purposes. Continental is entitled under the Business Corporations Act to carry on all lawful businesses which can be carried on by a natural person.

--63--

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

--64--

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

--65--

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

Rights to Profits and Liquidation Rights

All common shares of Continental participate rateably in any net profit or loss of Continental and share rateably any available assets in the event of a winding up or other liquidation. The interest of the Preferred Shares in the assets of Continental are limited by Article 27 to the value of the preferred shares held by Continental in the capital of Gibraltar Mines Limited, a subsidiary of Taseko Mines Limited. These so-called underlying preferred shares are in turn dependent on a realization (of value) event occurring for Gibraltar in connection with a gold property acquired from Continental in 2001 known as the Harmony Project (on Haida Gwaii – Queen Charlotte Islands, British Columbia).

Redemption

The common shares are not redeemable. The Preferred Shares are redeemable at the time Continental redeems its shares in Gibraltar Mines Limited by exchanging them for a number of Taseko Mines Limited common shares. This redemption must occur no later that 2011.

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

--66--

However, Taseko Mines Limited, under the terms of the $11,500,000 convertible promissory note issued by the Company on August 29, 2006 (Item 4B), has upon redemption of the convertible promissory note, acquired a right of first refusal (the "Pre-Emptive Right") for up to five years, during which time Taseko may purchase up to 50% of any equity or convertible securities, except certain normal course securities offerings and strategic alliances, offered by the Company in a subsequent financing, until a maximum of 19.9% of the Company's then outstanding shares, on a fully diluted basis, are held by Taseko. If Taseko fails to exercise the Pre-Emptive Right in regards to any offered securities under a future financing, the Pre-Emptive Right thereupon expires. Taseko acquired its pre-emptive right in March 2007, when it redeemed the convertible promissory note and participated in an equity offering of the Company.

4.           Changes to Rights and Restrictions to Shares

The Business Corporations Act provides that a company may, by the type of shareholders' resolution specified by the articles, or, if the articles do not specify the type of resolution, by a special resolution:

1)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

2)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

Continental's Articles provide that, subject to the Business Corporations Act, Continental may by ordinary resolution:

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

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

(a)

If special rights and restrictions are altered and any right or special right attached to issued shares is prejudiced or interfered with, then the consent of the holders of shares of that class by a special separate resolution will be required.

(b)

The Business Corporations Act also provides that a company may reduce its capital if it is authorized to do so by a court order, or, if the capital is reduced to an amount that is not less than the realizable value of the company's assets less its liabilities, by a special resolution or court order.

(c)

Generally, there are no significant differences between British Columbia and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

--67--

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

--68--

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

C.           Material Contracts

Continental has the following material contracts:

1.

On May 29, 2006, the Company signed a consulting agreement with Zhi Wang, a former director of Great China (now a director of the Company), whereby Mr. Wang agreed to provide consulting services to the Company, to assist in obtaining the necessary mining permits for commercial mining at the Xietongmen Property. Upon receipt of all necessary permits, the Company has agreed to issue 2,500,000 units (consisting of one common share and one warrant), each warrant exercisable at $1.59 for one year from receipt of permits.

2.

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

The Investment Act generally prohibits implementation of a "reviewable" investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (ie. a "non-Canadian"), unless after review the Director of Investments appointed by the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in Continental's common shares by a non-Canadian (other than a "WTO investor" as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Continental was not controlled by a WTO investor, would be reviewable under the Investment Act if it was an investment to acquire control of Continental and the value of the assets of Continental, as determined in accordance with the regulations promulgated under the Investment Act, was over Cdn$5 million, or if an order for review was made by the federal cabinet on the grounds that the

--69--

investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Continental. An investment in the common shares by a WTO investor, or by a non-Canadian when Continental was controlled by a WTO investor, would be reviewable under the Investment Act if it was an investment to acquire control of Continental and the value of the assets of Continental, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, for 2008 is Cdn$ 295 million. A non-Canadian would acquire control of Continental for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of control of Continental unless it could be established that, on the acquisition, Continental was not controlled in fact by the acquiror through the ownership of the common shares.

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

This summary is based on the current provisions of the Tax Act, including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. This summary does not take into account provincial, U.S., state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder's particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

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

--70--

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

--71--

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

--72--

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

--73--

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

--74--

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

--75--

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

I.           Subsidiary Information

The corporate structure is presented in Item 4.C of this Form 20-F. The Company has several Cayman Island and British Virgin Islands subsidiaries and one United States subsidiary established to hold and to facilitate funding of the Xietongmen project. All subsidiaries are 100% owned by the Company and have constating documents appropriate for their purpose.

The Company's United States subsidiary is Great China Mining Inc., a Nevada corporation. Its primary purpose is to hold 40% of the Company's interest in Highland Mining Inc.

The Cayman Island subsidiaries are N7C Resources Inc. and N8C Resources Inc., which hold 60% of the Company's interest in Highland Mining Inc.

Other subsidiaries include Highland Mining Inc, a company incorporated in the British Virgin Islands.

The Company has one subsidiary incorporated in the People's Republic of China, namely Tibet Tian Yuan Minerals Exploration Ltd. Its primary purpose is to hold the Xietongmen Property.

--76--

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

The Company's liabilities are typically denominated in Canadian dollars and renminbi and the Company has no material commitments in other currencies. However, the Company has a US$1,000,000 liability as a result of the acquisition of the surrounding properties, payable in US dollars, at a rate of US$500,000 per year.

For the fiscal year ended December 31, 2008, with all other variables held constant, a 1% strengthening (weakening) of the Chinese renminbi against the Canadian dollar would have increased (decreased) net loss by approximately $389,000.

The Company currently does not engage in foreign currency hedging.

(c)           Interest Rate Risk

The Company is subject to interest rate risk with respect to its investments in cash equivalents. The Company's policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash equivalents mature impact interest income earned.

Other than the US$1 million non-interest bearing debt related to the acquisition of the surrounding properties, the Company has no debt, other than routine accounts payable.

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

--77--

ITEM 12           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

--78--

ITEM 14           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Subsequent to December 31, 2008, the Company adopted a "Shareholders' Rights Plan", subject to shareholder approval at the Annual General Meeting of Shareholders scheduled to be held on June 24, 2009.

The summary of the key terms follows:

The Board adopted a shareholder rights plan agreement (the "Rights Plan") effective April 24, 2009 (the "Effective Date"). The objective of the Board in adopting the Rights Plan is to ensure the fair treatment of Shareholders in connection with any take-over bid for the Common Shares of the Company. In accordance with the policies of the TSXV the Rights Plan must be approved by a majority of the votes cast at the Meeting within 180 days of the adoption by the Board of the Rights Plan.

The principal terms of the Rights Plan are summarized below. The full text of the Rights Plan was filed prior to the Meeting in a Material Change Report of the Company on May 25, 2009, and is available for download at www.sedar.com. As well, a copy of the Rights Plan will also be available for review at the Meeting.

Purpose of Rights Plan

The primary objective of the Rights Plan is to ensure that all Shareholders of the Company are treated fairly in connection with any take-over bid for the Company by (a) providing shareholders with adequate time to properly assess a take-over bid without undue pressure and (b) providing the Board with more time to fully consider an unsolicited take-over bid, and, if applicable, to explore other alternatives to maximize shareholder value.

Summary of Rights Plan

The following summary of the Rights Plan does not purport to be complete and is qualified in its entirety by reference to the Rights Plan.

Issue of Rights

The Company issued one right (a "Right") in respect of each Common Share outstanding at April 24, 2009 (the "Record Time"). The Company has issued and will continue to issue Rights on the same basis for each Common Share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (both defined below).

The Rights

Each Right will entitle the holder, subject to the terms and conditions of the Rights Plan, to purchase additional Common Shares of the Company after the Separation Time.

Rights Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by certificates for the Common Shares, and are not transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates, which will be transferable separately from and independent of the Common Shares.

Exercise of Rights

The Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one Common Share for the exercise price of $10 (subject to certain anti-dilution adjustments). This exercise price is expected to be in excess of the estimated maximum value of the Common Shares during the term of the Rights Plan. Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time (defined below), each Right (other than any Right held by an Acquiring Person (defined below) which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of Common Shares which have an aggregate market price equal to twice the exercise price of the Rights for a price equal to the exercise price (subject to adjustment). Effectively, this means a Shareholder of the Company (other than the Acquiring Person) can acquire additional Common Shares from treasury at half their market price.

--79--

Definition of "Acquiring Person"

Subject to certain exceptions, an Acquiring Person is a person who becomes the Beneficial Owner (defined below) of 20% or more of the Company's outstanding Common Shares.

Definition of "Beneficial Ownership"

A person is a Beneficial Owner of securities if such person, or its affiliates or associates or any other person acting jointly or in concert with such person, owns the securities in law or equity, and has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

However, a person is not a Beneficial Owner under the Rights Plan where:

(a)	the securities have been deposited or tendered pursuant to a tender or exchange offer or take-over bid, unless those securities have been taken up or paid for;

(b)	the securities have been deposited with such person under a take-over bid pursuant to a permitted lock-up agreement (as defined below);

(c)

such person (including a fund manager, trust company, pension fund administrator, trustee or non-discretionary client accounts of registered brokers or dealers) is engaged in the management of mutual funds, investment funds or public assets for others, as long as that person:

	(i)	holds those Common Shares in the ordinary course of its business for the account of others;

	(ii)	is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or

	(iii)	such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

Definition of "Separation Time"

Separation Time occurs on the tenth trading day after the earlier of:

(a)	the first date of public announcement that a person has become an Acquiring Person;

(b)	the date of the commencement or announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid or Competing Permitted Bid); and

(c)	the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such;

or such later date as determined by the Board.

Definition of "Expiration Time"

Expiration Time occurs on the date being the earlier of:

(a)	the time at which the right to exercise Rights is terminated under the terms of the Rights Plan;

(b)	immediately after the Company's annual meeting of Shareholders to be held in 2012 unless at such meeting the duration of the Rights Plan is extended; and

(c)	180 days after the date of the Rights Plan if the Rights Plan is not ratified by Shareholders in accordance with the requirements of the TSXV.

Definition of a "Flip-In Event"

A Flip-In Event occurs when a person becomes an Acquiring Person, provided the Flip-In Event is deemed to occur at the close of business on the 10th day after the first date of a public announcement of facts indicating that an Acquiring Person has become such. Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person, or any of its related parties to whom the Acquiring Person has transferred its Rights, will become null and void and, as a result, the Acquiring Person's investment in the Company will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

--80--

Definition of "Permitted Bid"

A Permitted Bid is a take-over bid made by a person (the "Offeror") pursuant to a take-over bid circular that complies with the following conditions:

(a)	the bid is made to all registered holders of Common Shares (other than the Offeror);

(b)

the Offeror agrees that no Common Shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no Common Shares will be taken up or paid for unless at such date more than 50% of the outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn;

(c)	the Offeror agrees that the Common Shares may be deposited to and withdrawn from the take-over bid at any time before such Common Shares are taken up and paid for; and

(d)

if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the bid shall remain open for an additional period of at least 10 business days to permit the remaining Shareholders to tender their Common Shares.

Definition of "Competing Permitted Bid"

A Competing Permitted Bid is a take-over bid that:

(a)	is made while another Permitted Bid or Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid;

(b)

satisfies all the requirements of a Permitted Bid other than the requirement that no Common Shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no Common Shares will be taken up or paid for unless at such date more than 50% of the outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn; and

(c)

contains the conditions that no Common Shares be taken up or paid for pursuant to the Competing Permitted Bid prior to the close of business on a date that is not earlier than the later of 35 days after the date of the Competing Permitted Bid and the earliest date on which the Common Shares may be taken up or paid for under any prior bid in existence at the date of such Competing Permitted Bid; and then only if, at the time that such Common Shares are first taken up or paid for, more than 50% of then outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the Competing Permitted Bid and not withdrawn.

Definition of "Permitted Lock-Up Agreement"

A Permitted Lock-Up Agreement means an agreement (the "Lock-up Agreement") between a person or one or more holders of Common Shares (each referred to herein as a "Locked-up Person"), the terms of which are publicly disclosed and a copy of which is made available to the public, including the Company, pursuant to which such holders agree to deposit or tender Common Shares to a take-over bid (the "Lock-up Bid") made by the person or any of such person's affiliates or associates, whether such Lock-up Bid is made before or after the Lock-up Agreement is signed, provided that:

(i)

the Lock-up Agreement permits the Locked-up Person to terminate its agreement to deposit or tender to or to not withdraw Common Shares from the Lock-up Bid in the event a "Superior Offer" is made to the Locked-up Person. For the purposes of this subsection, a "Superior Offer" is any take-over bid, amalgamation, arrangement or similar transaction pursuant to which the cash equivalent value of the consideration per share to be received by holders of the Common Shares under the Lock-up Bid (the "Lock-up Bid Consideration"). Notwithstanding the foregoing, the Lock-up Agreement may require that the Superior Offer Consideration must exceed the Lock-up Bid Consideration by a specified percentage before such termination rights take effect, provided such specified percentage is not greater than 7%.

For greater clarity, the Lock-up Agreement may contain a right of first refusal or require a period of delay to give the person who made the Lock-up Bid an opportunity to match a higher price in another take-over bid or transaction or similar limitation on the Locked-up Person's right to withdraw Common Shares from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Common Shares during the period of the take-over bid or transaction; and

--81--

(ii)	no "break-up" fees, penalties, expenses, or other amounts that exceed, in the aggregate, the greater of:

	A.	2.5% of the Lock-up Bid Consideration payable under the Lock-up Agreement to the Locked-up Person; and

B.

one-half of the difference between the consideration under the Superior Offer payable to the Locked-up Person and the Locked-up Consideration the Locked- up Person would have received under the Lock-up Bid, shall be payable pursuant to the Lock-up Agreement in the event that the Locked-up Person fails to tender Common Shares pursuant to the Lock-up Bid or withdraws Common Shares from the Lock-up Bid in order to accept the other take-over bid or transaction.

Redemption of Rights

All (but not less than all) of the Rights may be redeemed by the Board with the prior approval of the Shareholders at any time before a Flip-In Event occurs at a redemption price of $0.0001 per Right (subject to adjustment). In addition, in the event of a successful Permitted Bid, Competing Permitted Bid or a bid for which the Board has waived the operation of the Rights Plan, the Company will immediately upon such acquisition and without further formality, redeem the Rights at the redemption price. If the Rights are redeemed pursuant to the Rights Plan, the right to exercise the Rights will, without further action and without notice, terminate and the only right thereafter of the Rights holders is to receive the redemption price.

Waiver

Before a Flip-In Event occurs, the Board may waive the application of the "Flip-In" provisions of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of Common Shares. However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of Common Shares before the expiry of that first bid. The Board may also waive the "Flip-In" provisions of the Rights Plan in respect of any Flip-In Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

Term of the Rights Plan

Unless otherwise terminated, the Rights Plan will expire at the Expiration Time (defined above).

Amending Power

Except for amendments to correct clerical or typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of applicable legislation or applicable rules or policies of securities regulatory authorities, Shareholder (other than the Offeror and certain related parties) or Rights holder majority approval is required for supplements or amendments to the Rights Plan. In addition, any supplement or amendment to the Rights Plan will require the written concurrence of the Rights Agent and prior written consent of the TSXV.

Rights Agent

The Rights Agent under the Rights Plan is Computershare Investor Services Inc.

Rights Holder not a Shareholder

Until a Right is exercised the holder thereof as such will have no rights as a Shareholder of the Company.

--82--

ITEM 15           CONTROLS AND PROCEDURES

Internal Controls over Financial Reporting Procedures

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of December 31, 2008 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

The Company's independent registered public accounting firm audited the financial statements included in this report and has issued an attestation report on management's assessment of the Company's internal control over financial reporting as of December 31, 2008, which is included in Item 17.

There have been no changes in the Company’s internal control over financial reporting during the period covered by this report that could have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed in reports that we file or submit under the Exchange Act.

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

--83--

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

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services:

	Audit Fees (1)	Audit- Related Fees(2)	Tax Fees	All Other Fees	Total
2008	(Estimate) $ 238,745	$ –	$ –	$ –	(Estimate) $ 238,745
2007	$ 227,982	$ –	$ 4,028	$ 11,000	$ 243,010

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

--84--

--85--

ITEM 17           FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)           Report of Independent Registered Public Accounting Firm on the consolidated balance sheets as at December 31, 2008 and 2007, and the consolidated statements of operations, deficit and cash flows for each of the years in the three year period ended December 31, 2008;

(2)           Report of Independent Registered Public Accounting Firm on internal controls over financial reporting;

(3)           Consolidated balance sheets as at December 31, 2008 and 2007;

(4)           Consolidated statements of operations for each of the years in the three year period ended December 31, 2008;

(5)           Consolidated statements of deficit for the periods referred to in (3) above.

(6)           Consolidated statements of cash flows for the periods referred to in (3) above;

(7)           Notes to the consolidated financial statements;

ITEM 18           FINANCIAL STATEMENTS

Not applicable. See Item 17.

--86--

ITEM 19           EXHIBITS

The following exhibits are included with this Annual Report on Form 20-F:

Exhibit Number	Description of Exhibit	Note

1.1	Notice of Articles and Articles of Incorporation of Continental	1

4.1	Corporate Services Agreement between Continental and Hunter Dickinson Services Inc. dated June 1, 2008	3

4.2	2005 Continental Share Option Plan dated for reference June 14, 2005	2

4.3	2006 Continental Share Option Plan	3

4.4	Merger Agreement and Plan of Merger dated May 29, 2006	1

4.5	Post-Merger Agreement between Continental and Wang Zhi dated May 29, 2006	1

4.6	Amendment to Merger Agreement dated September 12, 2006	4

4.7	Amendment to Plan of Merger dated September 12, 2006	4

4.8	Form of Great China Shareholder Letter Agreement	1

4.9	Form of Termination Agreement in respect of 43 Non-Core Properties	1

11.1	Continental Code of Ethics	6

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes- Oxley Act of 2002	3

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes- Oxley Act of 2002	3

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	3

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	3

20.1	Consent of Ian R. Chisholm, P.Eng	3

20.2	Consent of David J. Copeland, P.Eng	3

20.3	Consent of Graham Holmes, P.Eng.	3

20.4	Consent of James R. Lang, Ph.D, P.Geo.	3

20.5	Consent of Patrice Live, Eng.	3

20.6	Consent of Lawrence Melis, P.Eng.	3

20.7	Consent of Greg Z. Mosher, P.Geo.	3

20.8	Consent of C. Mark Rebagliati, P.Eng.	3

20.9	Consent of Eric D.D. Titley, P.Geo.	3

99.1	Consolidated financial statements as at December 31, 2008 and 2007, and the consolidated statements of operations, deficit and cash flows for each of the years in the three year period ended December 31, 2008, and Report of Independent Registered Public Accounting Firm thereon.	3

99.2	Condensed single entity parent financial statements (required to be filed pursuant to Regulation S-X Rule 5-04 Schedule I) as at and for the year ended December 31, 2008, and Report of Independent Registered Public Accounting Firm thereon.	3

--87--

(1)	Incorporated by reference from our Registration Statement on Form F-4 originally filed with the SEC on June 30, 2006.

(2)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2004, originally filed with the SEC on June 30, 2005.

(3)	Filed as an exhibit to this Annual Report on Form 20-F.

(4)	Incorporated by reference from our Amendment No. 2 to the Registration Statement on Form F-4/A originally filed with the SEC on September 28, 2006.

(5)	Incorporated by reference from our Amendment No. 1 to the Registration Statement on Form F-4/A originally filed with the SEC on August 25, 2006.

(6)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2003, originally filed with the SEC on June 4, 2004 and as amended on December 8, 2004.

(7)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2003, originally filed with the SEC on June 4, 2004 and as amended on December 8, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONTINENTAL MINERALS CORPORATION

/s/ Marchand Snyman
_______________________________________
Marchand Snyman
Chief Financial Officer

DATED:       June 26, 2009