Form 20-F
period 2009-12-31
CONTINENTAL MINERALS CORP
filed 2010-05-07
CIK 782879

1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

N/A
(Title of Class)

Number of outstanding shares of each of the issuer's classes of capital or common stock on December 31, 2009.

152,611,727 Common Shares Without Par Value; 12,483,916 Non Voting Redeemable Preferred Shares without par value

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

[X] Yes    [   ] No

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [X]	Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	IFRS as issued by the IASB [ ]	Other [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

[X] Item 17    [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[   ] Yes    [X] No

T A B L E   O F   C O N T E N T S

1

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

Except as noted, the information set forth in this Annual Report is as of April 20, 2010 and all information included in this document should only be considered correct as of such date.

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

hypogene mineralization

Mineralization formed by ascending mineral solutions, normal ore forming processes, and comprising common copper sulphide minerals. Metal recoveries from oxide and supergene material may be different from hypogene material, and may be processed or handled differently, using different reagents or blending.

metamorphic aureole

Metamorphism is change in a rock and its mineral components due to temperature and pressure conditions in the earth's crust, related to volcanic activity or mountain building processes. The aureole is the area surrounding this activity in which the rocks have been metamorphosed.

mineral reserve

Securities and Exchange Commission Industry Guide 7, "Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations", of the Securities and Exchange Commission defines a 'reserve' as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves consist of:

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

(1) Inferred Mineral Resource. An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

(2) Indicated Mineral Resource. An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

(3) Measured Mineral Resource. A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Industry Guide 7 does not define or recognize resources. As used in this Annual Report, "resources" are as defined in Canadian National Instrument 43-101.

mineral symbols	Au – Gold; Cu – Copper; Pb – Lead; Ag – Silver; Zn – Zinc; Mo – Molybdenum.

NQ	A size of drill core 4.76 centimeters in diameter.

oxide mineralization	Mineralization, usually near to the surface, that has reacted with the atmosphere resulting in minerals such as cuprite (Cu20).

porphyry deposit	A type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

PQ	A size of drill core 8.5 centimeters in diameter.

sulphide minerals	Pyrite and pyrrhotite (iron sulphides), chalcopyrite (copper sulphides), sphalerite (zinc sulphide), galena (lead sulphide), molybdenite (molybdenum sulphide).

supergene mineralization	Mineralization that has been enriched as result of near-surface oxidation.

veinlet-hosted	In this case, the metals of interest are contained within small veins, which are linear cracks or structures within the rocks.

Abbreviations and conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units

Hectares (ha)	2.471	= acres

meters (m)	3.281	= feet (ft)

kilometers (km)	0.621	= miles (mi, 5,280 feet)

grams (g)	0.032	= troy ounces (oz)

tonnes (t)	1.102	= short tons (2,000 lbs)

grams/tonne (g/t)	0.029	= troy ounces/ton (oz/ton)

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

  general economic and business conditions, especially investors' attitudes to resource exploration issuers and their willingness to fund them;

  prices of metals, costs associated with mineral exploration and mine development and other economic conditions;

  lack of exploration success;

  foreign and other investment law attitudes by Chinese government authorities, including changes in mining regulation;

The Company advises you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. The Company assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements. You should carefully review the cautionary statements and risk factors contained in this and other documents that the Company files from time to time with regulatory authorities, including the Securities and Exchange Commission.

ITEM 1               IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Information in this Item is not required in an Annual Report on Form 20-F.

ITEM 2               OFFER STATISTICS AND EXPECTED TIMETABLE

Information in this Item is not required in an Annual Report on Form 20-F.

ITEM 3               KEY INFORMATION

A.        Selected Financial Data

The following tables summarize selected financial data for Continental extracted from Continental's audited consolidated financial statements for the last five fiscal years ended December 31, 2009, 2008, 2007, 2006, and 2005.

Continental's annual financial statements have been audited by its current independent registered public accounting firm, KPMG LLP, Chartered Accountants. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Note 15 to the 2009 annual consolidated financial statements provides descriptions of the material measurement differences between Canadian GAAP and United States generally accepted accounting principles ("US GAAP") as they relate to Continental and reconciliation to US GAAP of Continental's consolidated financial statements.

		As at December 31
Canadian GAAP		(Cdn$)
Balance Sheet Data	2009	2008	2007	2006	2005

Equipment	$217,227	$422,587	$548,280	$523,327	$132,241
Mineral property interests	112,327,309	113,162,309	117,287,309	112,747,309	1,903,525
Total assets	137,037,311	130,298,991	151,756,440	116,101,170	6,454,587
Total liabilities	32,250,476	40,009,049	29,750,170	45,378,116	1,445,226
Working capital (deficit)	19,912,298	9,952,045	30,671,980	(13,863,633)	3,918,474
Share capital	198,614,791	175,044,539	175,044,539	107,421,628	19,465,518
Deficit	(104,786,835)	(94,271,931)	(63,718,354)	(41,717,265)	(15,001,192)
Number of common shares outstanding at year end	152,611,727	129,053,041	129,053,041	91,239,417	47,306,185

		Year ended December 31
Canadian GAAP		(Cdn$)
Statement of Operations Data	2009	2008	2007	2006	2005

Interest income	$72,209	$657,929	$858,891	$56,668	$142,887
General and administrative expenses	5,367,596	5,693,551	5,095,661	4,672,632	1,641,857
Exploration expenditure	7,768,135	14,977,053	16,170,355	19,226,242	6,113,320
Stock-based compensation	2,900,460	1,932,249	2,541,488	2,610,538	815,321
Foreign exchange loss (gain)	(4,775,404)	8,608,653	(1,988,158)	263,329	153,176
Loss on extinguishment of debt	–	–	475,000	–	–
Loss for the year	11,188,578	30,553,577	21,435,455	26,716,073	8,580,787
Loss per common share	0.08	0.24	0.18	0.51	0.22

		As at December 31
US GAAP			(Cdn$)
Balance Sheet Data	2009	2008	2007	2006	2005

Total assets	$150,551,197	$143,812,877	$165,270,326	$129,615,056	$19,968,473
Total liabilities	45,764,362	53,522,935	43,264,056	59,357,636	14,959,112
Share capital	218,994,628	195,424,376	195,424,376	127,801,465	39,845,355
Deficit	(125,120,093)	(114,027,248)	(83,495,248)	(62,209,113)	(35,723,338)
Net assets	104,786,835	90,289,942	122,006,270	70,257,420	5,009,361
Shareholders' equity	104,786,835	90,289,942	122,006,270	70,257,420	5,009,361
Number of common shares outstanding at year end	152,611,727	129,053,041	129,053,041	91,239,417	47,306,185

		Year ended December 31
US GAAP		(Cdn$)
Statement of Operations Data	2009	2008	2007	2006	2005

Interest income	$72,209	$657,929	$858,891	$56,668	$142,887
General and administrative	5,367,596	5,693,551	5,095,661	4,442,334	1,641,857
Exploration expenditure	7,768,135	14,977,053	16,170,355	19,226,242	6,113,320
Stock-based compensation	2,533,830	1,661,352	2,292,168	2,610,538	815,321
Foreign exchange loss (gain)	(4,775,404)	8,608,653	(1,988,158)	263,329	153,176
Loss on extinguishment of debt	–	–	575,000	–	–
Loss for the year	10,821,948	30,282,680	21,286,135	26,485,775	8,580,787
Loss per common share	0.08	0.23	0.18	0.50	0.22

A summary of the differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles as they apply to the Company is provided in note 15 to the accompanying Exhibit 99.1.

The Company has not declared or paid any dividends since incorporation.

Currency and Exchange Rates

On April 20, 2010, the exchange rate quoted by the Bank of Canada for the conversion of US dollars to Canadian dollars was US$1=Cdn$0.9986. The following tables set out the exchange rates, based on the Bank of Canada website for the conversion of US Dollars into Canadian Dollars. (http://www.bankofcanada.ca/en/rates/exchform.html)

		For year ended December 31
	2009	2008	2007	2006	2005
End of Period	$1.0466	$1.2246	$0.9881	$1.1654	$1.1659
Average for the Period	$1.1420	$1.0660	$1.0748	$1.1341	$1.2116
High for the Period	$1.3000	$1.2969	$1.1853	$1.1794	$1.2555
Low for the Period	$1.0292	$0.9719	$0.9170	$1.0948	$1.1610

Monthly Low and High Exchange Rate
	Low	High
March 2010	$ 1.0113	$ 1.0421
February 2010	$ 1.0420	$ 1.0734
January 2010	$ 1.0251	$ 1.0657
December 2009	$ 1.0405	$ 1.0713
November 2009	$1.0460	$ 1.0774
October 2009	$ 1.0292	$ 1.0845
September 2009	$ 1.0613	$ 1.1065

Exchange rates are based upon the noon buying rate in foreign currencies as noted by the Bank of Canada.

B.        Capitalization and Indebtedness

This information is not required in an Annual Report on Form 20-F.

C.        Reasons for the Offer and Use of Proceeds

This information is not required in an Annual Report on Form 20-F.

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

The Feasibility Study assumes specified, long-term metal prices: US$1.50/lb for copper, US$500/oz for gold and US$8.50/oz for silver. The prices of these metals have historically been volatile, and the Company has no control or influence on these prices, which are determined in international markets. There can be no assurance that the prices of copper, gold and silver will remain at current levels or that they will not decline below the prices assumed in the Feasibility Study. Prices for copper, gold and silver have been below the price ranges assumed in Feasibility Study several times during the past ten years, and for extended periods of time.

The project will require major financing, which will likely consist of a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms.

Other general risks include those typical of very large construction projects, including the general uncertainties inherent in determining and controlling engineering and construction costs, the need to comply with generally increasing environmental obligations, and the accommodation of local and community concerns.

Continental has included mineral resource and mineral reserve estimates that have been made in accordance with Canadian National Instrument 43-101. These estimates are classified as "measured resources" and "indicated resources" and "proven reserves" and "probable reserves". Continental advises investors that although the terms "measured resources" and "indicated resources" are recognized and are required by Canadian securities regulations, the U.S. Securities and Exchange Commission does not recognize these terms. In addition, the "proven reserves" and "probable reserves" may not conform to the definitions for those categories under Industry Guide 7.

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

Continental must continue to maintain the exploration licenses that comprise the Company's mineral properties in good standing in order to maintain its rights to continue the exploration and development of the Xietongmen property.

The Xietongmen Property is comprised of exploration licenses that have been granted under Chinese mining law. Continental must pay annual fees and incur prospecting expenditures in accordance with government regulations in order to maintain the licenses in good standing. Continental's failure to maintain the concessions that comprise the Xietongmen Property in good standing could cause it to lose its interest in these mineral properties, with the result that Continental would lose its rights to continue exploration and development of the Xietongmen Property.

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

Continental has a long history of losses and there can be no assurance that Continental will ever be profitable. Continental has paid no dividends on its shares since incorporation. Continental presently has no ability to generate earnings as its mineral properties are in the development and exploration stages. If Continental is successful in developing the Xietongmen Property, Continental anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. Continental does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of Continental's board of directors, which will take into account many factors including Continental's operating results, financial condition and anticipated cash needs. For these reasons, Continental may never achieve profitability or pay dividends.

Continental's consolidated financial statements have been prepared assuming Continental will continue on a going concern basis, but there can be no assurance that Continental will continue as a going concern.

Continental's consolidated financial statements have been prepared on the basis that Continental will continue as a going concern. At December 31, 2009, Continental had a working capital of approximately $20 million, compared to a working capital of $10 million as at December 31, 2008. Gross proceeds of $25 million were raised in 2009 from a private placement financing. The total expenditures for 2009, excluding non-cash items such as stock-based compensation, amortization, foreign exchange and loss on extinguishment of the convertible debt, amounted to approximately $13 million. The ability of the Company to carry out its planned business objectives depends on its ability to raise adequate financing from lenders, shareholders and other investors. There can be no assurances that Continental will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If Continental is unable to obtain adequate additional financing, Continental will be required to curtail operations and mine development and exploration activities. Furthermore, failure to continue as a going concern would require that Continental's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

Continental will require significant additional financing in order to construct a mining operation at the Xietongmen property.

Continental will need to raise additional financing to construct a mining operation at the Xietongmen Property. Continental will have to seek additional funds through public and private share offerings, arrangements with corporate partners, or debt financing. There can be no assurance that Continental will be successful in its efforts to raise these required funds, or on terms satisfactory to it. Further, there is no assurance that the framework agreement entered into with Jinchuan will result in project financing for a mine on the Xietongmen property. The development of Continental's business will depend upon Continental's ability to ultimately develop positive cash flow from operations and reach profitable operations. Continental currently is in the exploration and mine development stage and has no revenue from operations and is experiencing significant negative cash flow. Accordingly, the only other sources of funds presently available to Continental are through the sale of equity and the issuance of debt capital. Alternatively, Continental may finance its business by offering an interest in its mineral properties to be earned by another party or parties carrying out further exploration and development thereof, or to obtain project or operating financing from financial institutions. If Continental is unable to obtain the necessary financing, Continental will not be able to continue its development activities and the construction of a mine at the Xietongmen Property.

If prices for copper, gold and silver decline, Continental may not be able to raise the additional financing required to fund its development activities for the Xietongmen property.

The ability of Continental to raise financing for the development of the Xietongmen Property will be significantly affected by changes in the market price of the metals for which it mines or explores. The prices of copper, gold and silver are volatile, and are affected by numerous factors beyond Continental's control. The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold and silver and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of copper, gold and silver have fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration and/or development of copper, gold and silver properties, with the result that Continental may not have sufficient financing with which to fund its development activities. In this event, Continental may not be able to carry out planned development activities and construction of a mine at the Xietongmen Property with the result that Continental may have to curtail its plan of operations.

The exercise of outstanding options issued by Continental will result in the issuance by Continental of additional common shares and the unrestricted resale of these additional common shares may have a depressing effect on the current trading price of Continental's common shares.

At April 20, 2010, there were approximately 12 million share purchase options of Continental outstanding. Dilutive securities represent approximately 8% of Continental's issued shares as at April 20, 2010.

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

The Company's exploration and development activities are conducted in the People's Republic of China ("PRC" or "China"). As such, the Company's operations are exposed to various levels of political, economic and other risks and uncertainties associated with doing business in the PRC.

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

Central and local governments exercise a substantial degree of influence over industries in the PRC.

The PRC legal system is a system based on written statutes that may be at times incomplete or ambiguous. They are interpreted by the Supreme People's Court. Prior court decisions may be cited for reference, but they may have limited precedent value. Since 1979, the PRC Government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation, and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. In addition, many judges in the PRC take a pragmatic view of the law and seek to resolve problems without necessarily enforcing the legal rights of the aggrieved parties. As the PRC legal system develops, changes in such laws and regulations, their interpretation, or their enforcement, may have a material adverse effect on Continental.

The occurrence of these factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company's operations or profitability.

Political instability and uncertainty in Tibet could increase the cost to Continental of carrying out its plan of operations, delay its development activities and make it more difficult for Continental to obtain additional financing.

The majority of Continental's operations, and its most significant mineral property interest, are located in Tibet. Operating in a foreign country, including the PRC, usually involves great uncertainties relating to political and economic matters. Political uncertainty may result in unexpected changes in government legislation and policy. These changes in legislation and policy may include changes that impact on Continental's ownership of the Xietongmen Property and its ability to continue development of the Xietongmen Property. Such uncertainty may cause Continental to delay its plan of operations or decrease the willingness of investors to provide financing to Continental. Accordingly, changes in legislation and policy could result in the increase of the costs to develop the Xietongmen Property and could delay these activities.

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

The Company's cash reserves and expenditures may be significantly affected by changes in the Canadian dollar to Chinese renminbi exchange rate. The Chinese renminbi to US dollar rate is a floating exchange rate and the fluctuations may have adverse consequences to Continental. The Canadian dollar/US dollar exchange rate has varied significantly over the last several years.

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

Overview

The Company is engaged in the acquisition, exploration and development of properties located in the Tibet Autonomous Region of the People's Republic of China (the "PRC"). The Company is the current owner of a 100% interest in the Xietongmen Property in the PRC which is comprised of the Xiongcun and Laze exploration licenses (see Table 1 Exploration Licenses).

Continental acquired the right to earn an interest in the Xietongmen Property in 2004. At that time and until completion of merger with Great China, the Xietongmen Property was comprised only of the Xiongcun exploration license. Continental completed exploration programs on the Xietongmen Property in 2005, 2006 and 2007. Continental earned an initial 50% interest in the Xietongmen Property pursuant to an option agreement between Continental and Great China Mining Inc. ("GCMI") in December 2005. Continental increased its interest to 60% in early 2006. Continental acquired 100% ownership of the Xietongmen Property in December 2006 when it acquired GCMI in a merger transaction (the "Merger"). Continental completed an initial feasibility study in mid 2007 to evaluate the commercial development of a mine on the Xietongmen Property for the production of copper and gold.

Continental's exploration activities are conducted in the PRC, and the Company is administered from British Columbia pursuant to a management services agreement between Continental and Hunter Dickinson Services Inc. ("HDSI"). HDSI provides both cost and expertise advantages to the companies with which it contracts services through access to a shared multidisciplinary team of mining and financial professionals, as described in greater detail below under "Business Overview – Association with Hunter Dickinson Services Inc.". This includes management capability, geological, engineering and environmental expertise, financial acumen, and administrative and support services. During 2009, HDSI provided its services to Continental and the other public companies that then owned it on a full cost recovery basis, without profit to HDSI.

Acquisition of the Xietongmen Property

In December 2004, the Company reached a formal agreement (the "Option Agreement") with GCMI, pursuant to which the Company had acquired the right to earn up to a 60% interest in the Xietongmen copper-gold property via the acquisition of shares of Highland Mining Inc. ("Highland"). Highland is the British Virgin Islands parent company of Tibet Tian Yuan Minerals Exploration Ltd. ("Tian Yuan"), a "wholly foreign-owned enterprise" in PRC that owns 100% of the Xietongmen Property.

In December 2005, the Company earned an initial 50% interest in Highland by making option payments totaling US$2 million, and funding US$5 million in exploration work on the Xietongmen Property. The Company then increased its interest in Highland to 60% (the "Second Option") by funding a further US$3 million in exploration expenditures on the Project within the ensuing year. The Company had completed its obligations under the Second Option on July 1, 2006.

In April 2006, the Company announced that it had entered into agreements with shareholders holding approximately 67% of GCMI's common shares, who agreed to support a merger whereby GCMI shares would be exchanged for Continental shares on an agreed ratio (the "Merger"). As part of the Merger, the Company would also acquire three mineral property interests from a director and principal shareholder of GCMI, totaling approximately 109 square kilometers, surrounding the Xiongcun exploration license that previously defined the Xietongmen Property. These properties were the Donggapu and Zemodoula properties and the Banongla exploration license. Donggapu, Zemodoula and Banongla have subsequently been combined into the Laze License shown in Table 1. The Merger was completed on December 15, 2006. The GCMI shares were exchanged for approximately 36 million common shares of the Company, along with the issuance of options and the payment of associated costs. The related properties were acquired by issuing 1.5 million units (consisting of one share and one warrant) of the Company, together with cash payments totaling US$3.25 million. Continental now owns 100% of Highland, which owns 100% of Tian Yuan.

Details of the Merger Agreement

The Merger and the related transactions were completed on December 15, 2006. Upon completion of the Merger and the related transactions:

  a newly incorporated corporation was merged with GCMI, with the surviving Nevada corporation continuing as a wholly owned subsidiary of Continental under the name "Great China Mining Inc.";

  Continental issued 36,110,384 common shares in exchange for all of the common shares of GCMI based on an exchange ratio of 0.1138392 Continental common shares for each share of GCMI common stock;

  Continental increased its board of directors to eleven members, and appointed to it three GCMI nominees. Two of these nominees are Messrs. Zhi Wang and Jie (Jack) Yang, both of whom previously served as directors of GCMI;

  Continental increased its ownership of the Xietongmen property to 100% as a result of the completion of the Merger;

  Continental issued an aggregate of 1.5 million units and paid a total of $3,250,000 for the acquisition of the Donggapu, Zemoduola and Banongla properties, as described below under "Acquisition of the Surrounding Properties"; and

  Continental issued 2.5 million units to Mr. Zhi Wang pursuant to the Post-Merger Agreement, as described in greater detail below under "Post-Merger Agreement with Mr. Zhi Wang".

Acquisition of the Surrounding Properties

Concurrent with the completion of the Merger and as contemplated in the Merger Agreement, Continental acquired the exploration rights for the Donggapu, Zemoduola and Banongla properties, which total 109 square kilometers and surround the Xietongmen Property. GCMI held rights to earn interests in these three properties pursuant to property option and lease agreements.

The consideration paid for the three mineral properties included 1.5 million units of Continental with each unit consisting of one Continental common share and one two year warrant exercisable at Cdn$1.59, and cash of US$3,250,000. This $3,250,000 cash was payable as to US$1,250,000 on closing of the Merger (paid) and the balance in four annual installments of US$500,000. To December 31, 2009, only US$500,000 remained outstanding in respect of this cash component.

Post-Merger Agreement with Mr. Zhi Wang

Mr. Zhi Wang, the chairman, a director and the principal shareholder of GCMI, entered into a Post-Merger Agreement with Continental concurrent with the execution of the Merger Agreement. In accordance with the Post-Merger Agreement, Mr. Wang agreed to be a consultant to Continental in order to make liaison with the appropriate mining and other regulatory authorities on Continental's behalf in order to expedite obtaining all necessary mining permits prior to March 31, 2010, subject to extension for delay resulting from circumstances for which Continental is solely responsible or by reason of force majeure. Provided Mr. Wang materially contributed to obtaining the mining permits as set out above, he, or such person as he nominates, was to receive as compensation 2.5 million units of Continental, with each unit consisting of one share and one warrant exercisable at Cdn$1.59 per share for a period of one year after receipt of the permits. In the Post-Merger Agreement, Mr. Wang confirmed that he did not have any direct or indirect interest in any other mineral properties within an area of influence of ten kilometers of the perimeter of the Xietongmen Property and agreed that should he acquire such an interest within five years, he is to give notice to Continental and offer the rights to Continental at his cost.

The terms of this agreement had not been completed by March 31, 2010.

Prior Interest in Harmony Gold Property

Continental was engaged in the exploration of the Harmony Gold Property, a gold project in British Columbia, during the 1970's and 1980's. During 2001, Continental completed an arrangement agreement (the "Arrangement") whereby Continental transferred its principal mineral property interest for the previous 20 years, the Harmony Gold Property, to Gibraltar Mines Ltd. ("Gibraltar"), a subsidiary of publicly-listed Taseko Mines Limited ("Taseko"), a company with certain directors in common. The primary consideration for this transfer was the receipt of the tracking preferred shares of Taseko's subsidiary Gibraltar which are held as a Continental asset but in respect of which the holders of Continental's issued preferred shares have sole entitlement.

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

Gibraltar is obligated to redeem the series A preferred shares under certain conditions, primarily on the sale of all or substantially all (80%) of the Harmony Gold Property (excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar's interest in the Harmony Gold Property), or upon the commencement of commercial production at the Harmony Gold Property (referred to herein collectively as an "HP Realization Event"). Upon the occurrence of an HP Realization Event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares ("Taseko Shares") equal to the paid-up amount (as adjusted) divided by an annually escalating price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. As of the date of this Annual Report, the conversion rate was $5.64 per Taseko Share.

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

Milestones

The key milestones in the Company's exploration of the Xietongmen Property are as follows:

  In December 2004, the Company acquired options to earn up to a 60% interest in Highland;

  In 2005, Continental undertook its initial exploration program for the Xietongmen Property and completed the drilling of 63 holes with an aggregate of 21,333 meters;

  In December 2005, the Company earned its initial 50% interest in Highland;

  In 2006, the Company undertook its second exploration program on the Xietongmen Property and completed the drilling of 220 holes with an aggregate of 55,562 meters;

  In early 2006, the Company earned an additional 10% of the common shares of Highland;

  In December 2006, the Company completed its acquisition of the full 100% interest in the Xietongmen Property through the completion of the Merger and the related transactions;

  In January 2007, the Company entered into the framework agreement with Jinchuan Group Ltd., as described below under "Jinchuan Framework Agreement";

  In February 2007, Aker Kvaerner, as consultant to Continental, completed its technical report on the Xietongmen Property which was prepared by Ian R. Chisholm, P. Eng. The purpose of the report was to review and audit Continental's geology and resource estimation procedures as part of feasibility studies being undertaken by Continental on the Xietongmen Property;

  In March 2007, the Company commenced a drilling program on the Newtongmen discovery at the Xietongmen Property. In combination with two holes drilled in 2006, , approximately 16,000 meters of drilling has been completed at the Newtongmen deposit;

  In August 2007, Aker Kvaerner E&C ("Aker Kvaerner"), as consultant to Continental, completed its technical report on the Xietongmen Property which was prepared by Graham Holmes, P. Eng., as well as Patrice Live, Eng., of BBA Inc and Lawrence Melis, P.Eng., of Melis Engineering Ltd. The purpose of the report was to summarize the results of feasibility studies on the Xietongmen deposit. Additional details are provided below under "Property Plant and Equipment – Feasibility Studies";

  In December, 2007, the PRC environmental assessment report was approved. An international Environmental and Socioeconomic Impact Assessment ("ESIA"), compliant with International Finance Corporation Standards has been undertaken concurrently;

  In June 2008, the reclamation report for the project was completed;

  In August 2008, the Company engaged Standard Bank plc and the Industrial Commercial Bank of China as Underwriters and Mandated Lead Arrangers for the project debt facility for the development of the Xietongmen Project;

  In 2009, the Company advanced basic and detailed engineering work, incorporating data from the prior year's engineering field programs;

  In May 2009, the Company issued an estimate of mineral resources at the Newtongmen deposit by G. Mosher of Wardrop Engineering ("Wardrop"). Newtongmen is the second deposit on the Xietongmen property (see Tables 4a and 4b below);

  In October 2009, the Company entered into an agreement for $25 million private placement with Zijin Mining Group Co. Ltd. ("Zijin Mining").

Current Activities

In 2009, the Company's main work programs were directed toward completion of permitting and preparations for mine development at Xietongmen.

In 2010, the main work programs will be directed toward completion of outstanding basic engineering and permitting, and planning for start of early construction activities at Xietongmen once permits have been received.

Other Agreements

Jinchuan Framework Agreement

In 2007, Continental entered into a framework agreement (the "Agreement") with Jinchuan Group Ltd. ("Jinchuan") for equity financing, capital financing, concentrate off-take and other mine building support for the Xietongmen project. Jinchuan is a Chinese corporation engaged in engineering, manufacturing, construction, mining, processing and smelting of nickel, copper and other metals.

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

Association with Hunter Dickinson Services Inc.

HDSI is a service-provider corporation which has been providing geological, engineering and administration services for over 20 years to companies that are exploring, developing and producing from mineral properties. During 2009, HDSI was owned by several public resource companies, one of which was Continental.

As an umbrella organization, HDSI provides both cost and expertise advantages to the companies through access to a shared multidisciplinary team of mining and financial professionals. This includes:

management capability, geological, engineering and environmental expertise, financial acumen, and administrative and support services. In addition, HDSI organizes and shares leased premises and office and technical equipment for staff to perform their duties. As of February 1 2010, HDSI employed or retained on a substantially full-time basis, 20 geoscientists, of which 12 are professional geologists (P.Geo.); an engineering staff of 9, of which 6 are professional mining, mechanical or geological engineers (P.Eng.), 20 accountants and approximately 51 other management, administrative or support personnel.

During 2009, HDSI resources were made available on an as-needed basis, at cost. Therefore, each public company pays only for the services it uses. In addition, HDSI as a representative of the group has contacts in financial markets, primarily in North America, Europe and Asia.

Continental's business relationship with HDSI consists of utilizing the services described above pursuant to a Corporate Services Agreement with Hunter Dickinson Services Inc. (the "Geological, Management and Administration Services Agreement"). Because of cross membership of many of the boards within the group, certain members of management and the board of directors of Continental are also members of the board of HDSI.

HDSI's arrangements are also flexible enough that it is able to defer collection of monthly service invoices and on occasion, where surplus funds are available to HDSI, make short term advances to members of the group. Continental has been, but is not currently, indebted to HDSI. The Services Agreement can be terminated by either party on 60 days notice.

Mining In China - An Overview

Currency

The current monetary unit in China is the Renminbi ("RMB"). At December 31, 2009, the exchange rate was 6.52 RMB per Canadian Dollar.

Outward Remittance of Funds to Foreign Investors

The Company's active Chinese subsidiary, Tibet Tian Yuan Minerals Exploration Ltd. ("Tian Yuan"), which holds all the mineral properties, is a "Wholly Foreign Owned Enterprise" ("WFOE") under PRC law. Together with Sino-foreign joint ventures, a WFOE is a common form of foreign investment enterprise doing business in China. A WFOE is a limited liability company in which foreign (ie, non-Chinese) investors own all the equity interests in the company and no Chinese investors have any direct ownership. Consequently, the owner of Tian Yuan, Continental Minerals Corporation, ultimately has full control over the management and operation of Tian Yuan.

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

Resource tax, compensation fees and land use rights

The Resource Tax Regulations and the Regulations Concerning Administration of the Collection of Mineral Resource Compensation Fees require that resources tax and resource compensation fee be collected from all mining companies operating in China, including Foreign Invested Mining Companies ("FIMC").

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

Chinese Subsidiaries

Continental indirectly owns one Chinese subsidiary, namely Tibet Tian Yuan Minerals Exploration Ltd.

As wholly foreign-owned enterprise ("WFOE"), Tian Yuan is subject to Chinese company law and regulations and those special regulations applicable to WFOE's, such as those established by certificate of approval, articles of association and business license. The articles, as the constituting document of a WFOE, are binding on the shareholders, the WFOE, and the directors and officers of the WFOE, and provide that the shareholders have the right to appoint all the directors of the WFOE. The investments, profits and other lawful rights of the shareholders of the WFOE are entitled to protection under Chinese laws and regulations, which may be less developed than those applicable to companies in other countries. The Chinese legal system is a system based on written statutes, and prior court decisions may be cited for reference but have limited precedent value. As a limited liability company, a WFOE does not issue shares and each has a specified amount of registered capital which can be paid up by installments and is the limit of liability of the shareholders to the WFOE. Continental can, in the names of the immediate parent company of Tian Yuan, appoint any individuals resident in China or elsewhere to serve as directors of Tian Yuan and such persons can be changed at any time. There are no residency requirements for the directors and officers of the WFOE.

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

Xietongmen (locally known as Shetongmon) Property

The following is a description of the Xietongmen Property, which is the Company's only material mineral project. The information is mainly derived from a technical report entitled "Summary Report on the 2007 and 2008 Programs on the Xietongmen Property" by C. Mark Rebagliati, P.Eng., and James R. Lang, PhD., P.Geo., Eric Titley, P.Geo., Lawrence Melis, P.Eng., Ian R. Chisholm, P.Eng., Greg Mosher, P.Geo., and David J. Copeland, P.Eng., which is filed on the Company's profile at www.sedar.com.

Location and Property Description

The Xietongmen Property is located at latitude 29 degrees 22.5' N and longitude 88 degrees 25.5' E, approximately 240 km west of Lhasa, Tibet, People's Republic of China (Figure 1).

Figure 1. Location of Xietongmen Property

The Xietongmen Property covers approximately 122 square km, divided into two contiguous but distinct Exploration Licenses (Table 1 and Figure 2).

Figure 2. Xiongcun and Laze Exploration licenses form the Xietongmen Property.

Table 1. Exploration Licenses

Properties/Permits	Permit Expiry	Area (sq. km)	Certificate No.
Xiongcun	2010-Oct-09	12.89	T01520090202024788
Laze	2010-Nov-12	109.43	T54120081202019300
Total properties:	2	Total area (sq. km):	122.32

Three exploration licenses (Zemoduola, Banongla, and Donggapu) have been merged into one, called Laze, shown above. The Laze exploration license was issued by the Tibet Ministry of Lands and Resources. The Xiongcun License was issued by the National Ministry of Lands and Resources.

Mineral title is acquired by application to the Chinese government in a procedure that is the equivalent of map staking. Each license has a number registered with, and issued by, the Tibet Geological Exploration Bureau, Ministry of Land and Resources, PRC, and an extendable expiry date. To maintain the Exploration Licenses, payment of an annual fee of approximately US$15 per square km and prospecting expenditures of approximately US$1,530 per square km (10,000 RMB per square km) are required.

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

The property has a semi-arid climate; 300-400 mm of rainfall occurs from June to September and little to no precipitation occurs from October to May. Night time temperatures are -5 degrees to -15 degrees Celsius and daytime temperatures are +5 to +15 degrees Celsius. In the summer, the temperature ranges from +5 to +25 degrees Celsius. Little snow accumulates below an elevation of 5,000 m. Exploration and development activities can be conducted year round with the exception of a few days during the rainy season and after the occasional snowfall.

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

Two adits, PD 01 and PD 04, were excavated in 2001 and 2002, respectively, by the 6th Geological Exploration Team of Tibet, to determine the nature and tenor of the mineralization. Consecutive two-meter long channel samples were cut from the toe of the adit walls. These adits and their crosscuts total approximately 172 m and 443 m, respectively, in length.

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

Exploration

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

A positive feasibility study for the Xietongmen deposit was completed in mid 2007. The feasibility work was done using January 2007 US dollars; a US dollar to Chinese currency exchange rate of 7.8; and the following long term metal prices: copper US$1.50/lb, gold US$500/oz and silver US$8.50/oz. The study recommends a conventional, 40,000 tonnes per day copper concentrator to process ore mined by open pit methods. For additional details, see Mineral Resources and Reserves (below).

The Newtongmen holes were drilled on a 100 m by 100 m grid at Newtongmen, testing the deposit for 500 - 600 m along eight north-south cross sections. An initial estimate of the mineral resources has been completed (see Mineral Resources and Reserves below). The deposit remains open in all directions, except to the south.

Non-drilling exploration work completed during 2007 and 2008 consisted of rock chip and soil geochemical sampling. Most of this work was completed on new drill-access roads and on outcrops in the immediate vicinity and to the northwest of the Newtongmen deposit. The rock chip results confirmed and expanded the strong, northwest-trending polymetallic geochemical anomaly.

Work in 2009

Project work in 2009 focused on the Xietongmen deposit, and included basic engineering, project optimization and completion of the international-standard Environment and Social Impact Assessment report. An initial resource estimate for the Newtongmen deposit was completed (see Estimates of Mineralization below for addition information).

Continental's in-house engineering team continued to work closely with Beijing General Research Institute of Mining and Metallurgy ("BGRIMM") and Wardrop Engineering ("Wardrop") to finalize key basic engineering deliverables including process flow sheets and plant layouts, as well as preparing equipment specifications, process, piping and instrumentation diagrams and mine infrastructure layouts. In addition, Leighton Asia Limited ("Leighton") and Golder Associates Ltd ("Golder") assisted with optimizing the mining plan, open pit design and tailings storage and operational water management plan.

Baseline studies for hydrology, stream bed-load surveys, air quality and meteorology continued throughout the year. An update to the previous hydrology report for use in basic engineering was also commissioned in the fourth quarter. Additional rock samples were sent to laboratories for environmental characterization to support the basic engineering level mine plan. Lead scientists from the International Crane Foundation, under the sponsorship of Continental, were in the area and on-site to undertake field studies on wintering populations of black-necked cranes.

Community programs including the construction of new threshing grounds and installation of a new water conveyance system were completed. The old houses belonging to the residents that received new houses completed earlier in the year were demolished under agreement between Continental, owners and government authorities. Consultation with communities and key government authorities continued.

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

The profile of the mineralization within the deposit consists of a gold-bearing oxide cap from which copper has been leached; an underlying zone of mixed supergene minerals, dominated by chalcocite, that commonly enriches the uppermost part of the deposit in copper; and a thick underlying hypogene zone. The upper oxide and mixed zones rarely extend more than about 20 to 50 m below surface.

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

The Newtongmen deposit, as documented by drilling so far, is a northwesterly-elongated zone about 850 m long by up to 450 m wide; holes have intersected copper and gold mineralization from surface to the limit of drilling at 713 m depth. The deposit has strong internal continuity. Mineralization remains open in all lateral directions and to depth.

Mineralization in the Newtongmen deposit is dominated by hypogene sulphides, with only local and typically weak development of oxidation and supergene effects. Total sulphide concentration in hypogene mineralization is typically between 3 and 5%. The pyrite to chalcopyrite ratio is commonly close to one. Sulphide minerals comprise, in order of decreasing relative abundance, pyrite, chalcopyrite, molybdenite, and trace sphalerite, galena and pyrrhotite. Gold grains have not been observed in core or in thin section, but gold and copper exhibit an excellent correlation typical of porphyry copper-gold deposits.

Sampling and Analytical Procedures

Pre-Continental Drilling

In 2003, all drill core from GCMI's two holes, ZK0301 and ZK0701, was logged and sampled by the 6th Geological Brigade and sent to Central Lab of Tibet in Lhasa. The samples, averaging 1.98 m in length, were analyzed for gold and copper. Continental re-logged the holes (see History above) and sent samples to the ALS Chemex laboratory in North Vancouver, British Columbia for re-assay.

In 2005, Honglu drilled three holes on the Donggapu property (now part of the Laze exploration license) with no significant results.

Continental Drilling

In 2005, 63 drill holes were completed for Continental by Hunan Pacific Drilling Inc. and 711 Drilling. A total of 735.76 m of PQ (8.5 cm diameter), 4,606.2 m of HQ (6.35 cm) and 15,990.93 m of NQ (4.76 cm) core were drilled. In 2005, 34 PQ holes were drilled from the surface to an average depth of 22 m. HQ drilling was completed to an average depth of 85 m in all holes, after reduction in the case of the PQ holes, or from the surface in the 29 non-PQ holes. The remaining portions of the holes were drilled NQ to the end. A total of 10,193 core samples, averaging 2.24 m in length, were taken by Continental personnel from the 63 core holes drilled in 2005. Geotechnical data was recorded for 34 drill holes. Core recovery was measured on 5,254 drill run intervals averaging 2.17 m in length. Recovery was generally very good, averaging 98.0% for the sampled intervals measured, 89.3% of which had 100% recovery.

In 2006, 157 drill holes were completed by Hunan Pacific Drilling Inc. and 711 Drilling, and a few holes by Major Drilling. These holes, numbered 6064 through 6220, averaged 218 m in length. A total of 3,232.9 m of PQ (8.5 cm diameter), 12,056.05 m of HQ (6.35 cm) and 21,042.9 m of NQ (4.76 cm) core were drilled. Drill core was transported from the drill site by company truck to a secure logging, sampling and sample preparation facility. In 2006, 102 holes were drilled PQ from the surface to an average depth of 31.7 m. HQ drilling was completed to an average depth of 83.7 m. The remaining portions of the holes were drilled NQ to the end. A total of 13,852 core samples, averaging 2.35m in length, were taken by Continental personnel from the 157 core holes drilled in 2006. Geotechnical data was recorded for 137 drill holes. Core recovery was measured on 15,564 drill run intervals averaging 1.5 m in length. Recovery was generally very good, averaging 97.4% for the assayed intervals measured, 89% of which had 100% recovery.

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

Figure 3 - 2005, 2006, 2007 Drill Core Sampling, Preparation and Analytical Flow Chart

Mineral Resources and Reserves

The property is currently known to host two mineral deposits for which estimates have been completed: the exploration stage Newtongmen deposit and the post-feasibility stage Xietongmen deposit.

Xietongmen Deposit

In February 2007, Ian R. Chisholm, P.Eng., a subcontractor to engineering consultants Aker Kvaerner, and an independent Qualified Person as defined by National Instrument 43-101, completed an audit of the mineral resource estimate prepared by Continental for the Xietongmen deposit. The mineral resources, shown in Table 2 below, include the mineral reserves in Table 3.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following discussion includes references to "measured resources" and "indicated resources". The Company advises investors that while these terms are recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Readers cannot assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

Table 2 - Xietongmen Mineral Resources at a 0.15% copper cut-off – January 2007

Category	Tonnes Millions	Cu %	Au g/t	Ag g/t	Contained Cu Billions lb	Contained Au Millions oz
Measured	197.5	0.44	0.62	3.95	1.91	3.94
Indicated	22.3	0.37	0.42	2.54	0.18	0.37
Total	219.8	0.43	0.61	3.87	2.09	4.31

Note to Table 2

1           Contained metal calculations assume 100% recovery.

A feasibility study of a potential open pit mining operation on the Xietongmen deposit was completed in mid 2007, from which the mineral reserves in Table 2 were established.

A technical report on the Feasibility Study by Aker Kvaernar is filed on Continental's profile at www.sedar.com. The authors of the report are Graham Holmes, P.Eng., Aker Kvaerner, Patrice Live, Eng., BBA Inc., and Lawrence Melis, P.Eng., Melis Engineering Ltd., all of whom are independent Qualified Persons.

Table 3 - Xietongmen Mineral Reserves at 0.15% copper cut-off – August 2007

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

A 250 km extension of the rail line from Lhasa to Rikaze, the second largest city in Tibet, has been approved by the Tibetan government. Depending on when the rail line extension is completed, the final concentrate product would be trucked by way of a two lane paved highway, that passes near the southern part of the property, to Rikaze or Lhasa. A truck loadout facility would be constructed to store the concentrate and load it into railcars and ship it via rail to the Jinchuan smelter and refinery complex at Jinchang in Gansu Province for treatment. Recovery of other metals will be possible through treatment at the Jinchuan refinery. Under the plan, power would be provided by the regional power authority, which is currently preparing their long term plan to provide 100 megawatts to the Xietongmen Project. The plan includes a new 600 kV line (from Ger) to Lhasa and a 220 kV line from Lhasa to Rikaze.

The pre-production period is expected to last 12 months. A three-stage pit operation is proposed for the development of the mine, with each stage lasting 3 to 5 years. A total of 480.1 million tonnes of material would be moved over the mine life, including 182.1 million tonnes of ore, at a strip ratio of 1.64. The mill feed would be 12.4 million tonnes in the first year, ramping up to an annual feed of 13.6 million tonnes by year 4. The deposit mineralization is 89% primary copper (hypogene), with approximately 11% enriched copper (supergene) and less than 1% oxide material. The plan is to mine most of the 17.4 million tonnes of supergene material in the first stage. At an annual throughput of 13.2 million tonnes, the mine would have a 14-year life.

Upon completion of the permitting process, the project would take approximately 24 months to construct, employing a construction workforce of approximately 2,500. During operations, the direct workforce would be approximately 460 people. After operations, the closure plan would take 18 to 24 months to implement, which would be followed by post-closure monitoring.

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

Cautionary Note to Investors Concerning Estimates of Indicated Resources

The following discussion includes references to "indicated resources". The Company advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. Readers cannot assume that all or any part of mineral deposits in this category will ever be converted into reserves.

Table 4a - Newtongmen Mineral Resources – May 2009

Category	Cut-off	Tonnes Millions	Cu %	Au g/t	Ag g/t	Contained Cu Billions lb	Contained Au Millions oz
Indicated	0.30	186.5	0.40	0.22	0.99	1.66	1.30
	0.20	388.9	0.32	0.18	0.87	2.77	2.30
	0.15	486.0	0.29	0.17	0.82	3.15	2.70

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following discussion includes references to "inferred resources". The Company advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. Readers cannot assume that all or any part of mineral deposits in this category will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or preliminary feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Table 4b - Newtongmen Mineral Resources – May 2009

Category	Cut-off	Tonnes Millions	Cu %	Au g/t	Ag g/t	Contained Cu Billions lb	Contained Au Millions oz
Inferred	0.30	84.4	0.37	0.06	0.13	0.68	0.17
	0.20	264.8	0.29	0.07	0.12	1.67	0.57
	0.15	379.3	0.25	0.07	0.12	2.11	0.80

Notes to Table 4a and 4b

1	Contained metal calculations assume 100% recovery.

2

Worldwide porphyry operations cut-offs generally range between 0.2 and 0.4% copper. Xietongmen deposit, on the same property, uses 0.15% copper cut-off. Wardrop considers that a higher threshold grade of 0.2% copper is appropriate for this initial estimate of Newtongmen.

Plans for 2010

The main work programs will be directed toward completion of outstanding basic engineering and permitting, and planning for start of early construction activities at Xietongmen once permits have been received.

Engineering

Continental will continue to retain BGRIMM as the primary Chinese design institute. In addition, a number of international firms have been retained to work with the Chinese design groups. Under the direction of Continental's in-house project team, all of these design groups will be focused on completion of all remaining basic engineering and updating of cost estimates for the Xietongmen Project.

Environment and Social

Plans for 2010 include continuation of environmental baseline data collection supporting engineering, construction and operation of the project. Further assessments to support project environmental and social programs will include community water source evaluations and transportation impact and mitigation plans. Resettlement plans will be advanced in concert with project permitting and land acquisition. A third party with expertise in resettlement in China will assist with these plans. Continental will assess the timeliness of introducing economic development funding and planning with key local communities with the aim of initiating longer term sustainability plans.

ITEM 4A            UNRESOLVED STAFF COMMENTS

None.

ITEM 5               OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Continental is an exploration stage company engaged in the exploration of the Xietongmen Property. Continental does not have any properties in the production stage. Accordingly, Continental does not achieve revenues from mining operations.

Continental's plan of operations is focused on developing the Xietongmen Property, as described in detail under Item 4B of this Annual Report on Form 20-F. Continental's accounting policy is to expense expenditures incurred in connection with the exploration and development of mineral properties until a construction and production decision is made.

Continental had a working capital of approximately $20 million as at December 31, 2009. The ability of the Company to carry out its planned business obligations depends on its ability to raise adequate financing from lenders, shareholders and other investors.

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

Critical Accounting Policies and Estimates

The Company's significant accounting policies are presented in note 2 of the accompanying audited financial statements for the year ended December 31, 2009. A reconciliation of material measurement differences between these principles and accounting principles generally accepted in the United States is shown in note 15 of Exhibit 99.1. The preparation of consolidated financial statements in conformity with Canadian and US generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company evaluates its estimates on an ongoing basis and bases them on various assumptions that are believed to be reasonable under the circumstances.

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

A.          Operating Results

The Company's annual and quarterly operating results are primarily affected by the level of exploration activity associated with its mineral property interests. Economic factors such as foreign exchange fluctuations, mineral prices and regulatory developments may also affect the Company's operating results and the volatility of the trading price of its common stock. Inflationary factors have not had a material impact on the Company's operating results for fiscal 2009 or fiscal 2008.

Fiscal 2009 compared with Fiscal 2008

Loss for the year ended December 31, 2009 decreased to $11,189,000 compared to a net loss of $30,554,000 in 2008. The decrease from previous year was primarily due to a foreign exchange gain of $4,758,000 in 2009 related to a future income tax liability denominated in Chinese currency compared to a foreign exchange loss of $8,158,000 on substantially the same item recorded in the fiscal year ended December 31, 2008. There was also a $7,209,000 decrease in exploration and development expenditures incurred in 2009 compared to those incurred in 2008, as a result of decreased drilling and engineering activity. The net loss for the year was primarily comprised of exploration expenditures of $8,742,000 (2008 – $15,504,000), and administrative expenses of $7,222,000 (2008 – $6,440,000)

The exploration expenditures during 2009 of $8,742,000 (2008 – $15,504,000) included costs for exploration of $7,768,000 (2008 – $14,977,000) and stock-based compensation of $974,000 (2008 – $527,000). The overall exploration activity level was reduced in 2009 compared to that in 2008. The main exploration expenditures during the year were $1,784,000 for engineering (2008 – $6,246,000), the decrease of which was caused by the fact that less geotechnical drilling and feasibility study conducted in 2009 than those in 2008; $947,000 for environmental (2008 – $1,058,000); $656,000 for geological (2008 – $2,374,000), significantly more personnel cost incurred in 2008; $1,536,000 for site activities (2008 – $1,224,000), as a result of paying non-renewal employees compensation in 2009; $1,774,000 for socioeconomic (2008 – $2,787,000), with less spending on housing compensation and community investment in 2009, and $729,000 for transportation (2008 – $646,000).

The main administrative costs during the year were for salaries, insurance, office and administration, and legal, accounting and audit fees. Salaries, office and administration costs increased to $3,527,000 compared to $3,256,000 in 2008. The Company increased its staffing in certain key areas. Legal, accounting and audit expenses increased to $935,000 in 2009, compared to $925,000 in 2008. Included in the total administrative costs was stock-based compensation expense of $1,926,000, compared to $1,405,000 in 2008. The increase in stock-based compensation expense in 2009 was mainly due to the significant increase in the Company's share price during the year ended December 31, 2009.

Interest income decreased to $72,000 in 2009, compared to $658,000 in 2008. This was due to lower yearly average cash on hand in 2009, compared to 2008. The yearly average interest rate of three-month treasury bills also decreased to 0.3% from 2.3% in 2008.

The foreign exchange gain recorded in the 2009 fiscal year was mainly related to future income tax liabilities denominated in Chinese currency. The Canadian dollar has appreciated against the Chinese renminbi since the beginning of 2009. The exchange rate for the Canadian dollar against the Chinese renminbi increased by approximately 17% from 1 Canadian dollar to 5.57 Chinese renminbi on December 31, 2008 to 6.52 Chinese renminbi on December 31, 2009.

Fiscal 2008 compared with Fiscal 2007

Loss for the year ended December 31, 2008 increased to $30,553,577 compared to a net loss of $21,435,455 in 2007 (2006 – $26,716,073). The increase from previous year was primarily due to foreign exchange loss of $8,158,000 related to the future income tax denominated in Chinese renminbi as opposed to a foreign exchange gain of $2,416,737 recorded in the fiscal year ended December 31, 2007 (2006 – nil) . This increase in foreign exchange loss in 2008 was partially offset by the $0.87 million decrease in exploration expenditures incurred in 2008 compared to those incurred in 2007. The total net loss was primarily comprised of exploration expenditures of $15,504,484 (2007 – $16,375,517, 2006 – $19,886,521), and administrative expenses of $6,440,440 (2007 – $7,048,096, 2006 – $7,511,103).

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

The foreign exchange loss recorded in the 2008 fiscal year was related to the Chinese currency denominated future income tax liabilities. The Canadian dollar has declined against the Chinese renminbi since the beginning of 2008. The exchange rate for the Canadian dollar against the Chinese renminbi has decreased from 1 Canadian dollar to 7.39 Chinese renminbis on December 31, 2007 to 5.57 Chinese renminbis on December 31, 2008.

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

Cash and Working Capital

The Company had a working capital of approximately $20 million at December 31, 2009 compared to working capital of $10 million as at December 31, 2008, and working capital of $30.7 million as at December 31, 2007.

The Company has no lines of credit or other sources of financing which have been arranged but as yet unused. The estimated cash balance on April 20, 2010 was approximately $21 million.

The Company's current working capital is sufficient to fund its planned activities for fiscal 2010.

Long Term Debt

As at December 31, 2009, the Company had $0.5 million in current portion of long-term debt, relating to the acquisition of the Surrounding Properties, acquired in conjunction with the merger with Great China.

Material Commitments for Capital Expenditures

The Company did not have any material commitments for capital expenditures as at December 31, 2009. Further, the Company had no "purchase obligations" as at December 31, 2009. Purchase obligations are defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

To maintain the exploration licenses, payment of an annual fee of 100 Chinese renminbi per square kilometer and prospecting expenditures of 10,000 Chinese renminbi per square kilometer from year three are required. The total area for two exploration licenses is 122.32 square kilometers.

Private placements during 2009

In October 2009, the Company completed a private placement of 23,364,486 shares at a price of $1.07 per share for gross proceeds of $25,000,000 ($23,204,000 net of issue costs).

Options and warrants exercises during 2009

During the year ended December 31, 2009, the Company received $206,000 from the exercise of 194,200 stock purchase options by employees, directors, and consultants.

Financial Capability and Additional Financing

The Company has sufficient financial resources to undertake its presently planned programs during fiscal 2010. However, the Company has limited financial resources, has no source of operating income and has no assurance that additional funding will be available to it for further exploration and, if warranted, development of its projects. There can be no assurance that the Company will be able to obtain sufficient financing in the future to carry out development work on the Xietongmen Property. The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Company. Failure to obtain sufficient financing may result in delaying or the indefinite postponement of exploration, development or production on any or all of our properties or even a loss of the property itself.

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

Copper prices increased significantly between late 2003 and mid 2008, and then dropped in late 2008. The average price in 2008 was approximately US$3.16/lb. Prices in 2009 ranged from US$1.39/lb in early January to US$3.33/lb at year end, averaging US$2.34/lb for the year.

Prices remain strong in 2010. The average price in 2010 to the date of this report is US$3.30/lb. Although there has been periodic volatility in the gold market, the average annual price has increased for the past four years. The average gold price in 2008 was approximately US$872/oz. In response to the global economic uncertainty that began in mid 2008, gold prices were strong in 2009. Prices ranged from US$802/oz in early January to US$1200/oz in early December and averaging US$974/oz over the year.

Prices remain strong in 2010. The average price in 2010 to the date of this report is US$1,112/oz.

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

F.           Tabular Disclosure of Contractual Obligations (as at December 31, 2009)

	Payments due by period (US$)
		Less than 1	1 to 3		More than 5
	Total	year	years	3 to 5 years	years
Accounts payable and accrued liabilities	3,330,004	3,330,004	–	–	–
Due to related parties	528,003	528,003	–	–	–
Long-term Debt Obligations	–	–	–	–	–
Capital Lease Obligations	–	–	–	–	–
Operating Lease Obligations	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-term Liabilities	500,000	500,000	–	–	–
Total	4,358,007	4,358,007	–	–	–

G.           Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5E and F above.

ITEM 6               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Name (1)	Year born	Position	Director/Officer Since
Rene G. CARRIER	1944	Director	Since February 2001
David J. COPELAND	1948	Director, Chief Executive Officer and President	Director since November 1995 Chief Executive Officer and President since January 2008
Scott D. COUSENS	1964	Director	Since June 1994
Robert A. DICKINSON	1948	Director	Since June 2004
Gordon J. FRETWELL	1953	Director	Since February 2001
Dickson HALL	1952	Vice President, Business Development	Since October 2005
Gerald PANNETON	1957	Director	Since January 2006 Former Chief Executive Officer and President, until January 2008
Marchand SNYMAN	1967	Chief Financial Officer	Since February 2008
Ronald W. THIESSEN	1952	Co-Chairman and Director	Since November 1995
Trevor THOMAS	1967	Secretary	Since February 2008
Fuyu WANG (2)	1957	Director	Since April 2007 Resigned December 2009
Zhi WANG	1957	Co-Chairman and Director	Since December 2006
Jie (Jack) YANG	1963	Director	Since December 2006
Lydia YANG (3)	1977	Director	Since October 2009

(1)

To the best of the Company's knowledge, none of such persons has any family relationship with any other . Other than Mr. Fuyu Wang, and Ms. Lydia Yang, none of the directors or officers were elected as a director or appointed as an officer as a result of an arrangement or understanding with a major shareholder, customer, supplier, or any other party.

(2)

Mr. Fuyu Wang is the Jinchuan representative appointed to the board of directors pursuant to the Jinchuan Framework Agreement. Mr Fuyu Wang resigned in December 2009. A successor has not been appointed as of the date of this Form 20- F.

(3)	Ms. Lydia Yang is the Zijin representative appointed to the board of directors.

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

Mr. Carrier currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	February 2001	Present
Amarc Resources Ltd.	Director	May 2008	Present
Chartwell Technology Inc.	Director	June 1991	April 2007
Frontera Copper Corporation	Director	February 2009	June 2009
Heatherdale Resources Ltd.	Director	November 2009	Present
International Royalty Corporation	Lead Director	June 2003	February 2010
Quartz Mountain Resources Ltd.	Director	January 2000	Present
	President	June 2005	Present
Rockwell Diamonds Inc.	Director	April 1993	November 2008

DAVID J. COPELAND, P.Eng. – President, CEO and Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration, pre-development and development activities on behalf of companies for which Hunter Dickinson Services Inc. provides services. He is also a director of Hunter Dickinson Services Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	January 2008	Present
Amarc Resources Ltd.	Director	September 1995	Present
Farallon Mining Ltd.	Director	December 1995	April 2009
Great Basin Gold Ltd.	Director	February 1994	March 2008
Heatherdale Resources Ltd.	Director, President and Chief Executive Officer	November 2009	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	September 2006	Present
	Chief Executive Officer	September 2006	September 2007
	Chairman	September 2007	Present
Taseko Mines Limited	Director	March 1994	Present

SCOTT D. COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded Hunter Dickinson companies. Mr. Cousens' focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	June 1994	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	June 2009
Farallon Mining Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Heatherdale Resources Ltd.	Chairman/Director	November 2009	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	November 2000	November 2008
Taseko Mines Limited	Director	October 1992	Present

ROBERT A. DICKINSON, B.Sc., M.Sc. – Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Services Inc. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of Hunter Dickinson Services Inc. He is also President and Director of United Mineral Services Ltd., a private resource company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2006	January 2006
	Co-Chairman	January 2006	December 2006
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	October 2004	June 2009
	Co-Chairman	October 2004	June 2009
Detour Gold Corporation	Director	August 2006	February 2009
Farallon Mining Ltd.	Director	July 1991	April 2007
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Heatherdale Resources Ltd.	Director	November 2009	Present
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2006
	Chairman	November 2000	September 2006
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

GORDON J. FRETWELL, B.Comm., LLB. – Director

Gordon Fretwell holds a B.Comm. degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell is a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	February 2001	Present
Bell Copper Corporation	Secretary	December 2008	Present
	Director	June 2001	Present
Benton Resources Corp.	Director	March 2005	Present
Copper Ridge Explorations Inc.	Director and Secretary	September 1999	August 2009
Coro Mining Corp.	Director	June 2009	Present
Frontera Copper Corporation	Director	February 2009	June 2009
Grandcru Resources Corp.	Director	December 2002	May 2008

Company	Positions Held	From	To
ICN Resources Ltd. (formerly Icon Industries Ltd.)	VP of Legal Services	December 2000	March 2009
	Secretary	March 2009	Present
	Director	July 2004	March 2009
International Royalty Corporation	Director	February 2005	February 2010
Keegan Resources Inc.	Director	February 2004	Present
Lignol Energy Corporation	Director	January 2007	Present
Meritus Minerals Ltd.	Director	June 2007	Present
Northern Dynasty Minerals Ltd.	Director	June 2004	Present
Pine Valley Mining Corp.	Director	August 2003	September 2007
Quartz Mountain Resources Ltd.	Director and Secretary	January 2003	Present
Rockwell Diamonds Inc.	Secretary	March 1998	November 2007
	Director	March 1998	September 2006
Quadro Resources Ltd. (formerly Tri- Gold Resources Corp.)	CFO	November 2005	January 2006

DICKSON HALL – Vice President, Business Development

Dickson Hall holds Bachelor and Masters of Arts degrees from the University of British Columbia. Mr. Hall is the founding director of Dickson Hall & Associates, specializing in strategy and business development projects in China. He has an extensive career of over 30 years in the public and private sectors in China and Hong Kong having worked in Beijing and Guangzhou for British Petroleum, represented the Government of British Columbia in Hong Kong and China, and assisted numerous companies with China projects. He speaks, reads and writes Mandarin Chinese.

Mr. Hall is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Vice President, Business Development	October 2005	Present
ACT360	Director	August 2004	Present
CY Oriental Holdings Ltd.	Director	June 2007	March 2009

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

MARCHAND SNYMAN, CA (SA), CA (AUST) – Chief Financial Officer

Marchand Snyman holds a B Comm. (Accountancy) degree in 1988 and a B Comm. (Hons) (Accountancy) degree in 1989 from the University of Pretoria, and an Advanced Diploma in Treasury Management (cum laude) from the University of South Africa in 1993. He is a member of the Institute of Chartered Accountants in Australia and of the South African Institute of Chartered Accountants. Mr. Snyman is currently the Chief Operating officer of Hunter Dickinson Services Inc.

Prior to starting Muratie Investments Pty Limited in 2003, Mr. Snyman was the General Manager, Corporate Finance and Business Development of Anglo American Platinum Corporation Limited in Johannesburg, South Africa.

Mr. Snyman is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Chief Financial Officer	January 2008	Present
Heatherdale Resources Ltd.	Chief Financial Officer	November 2009	Present
Northern Dynasty Minerals Ltd.	Director	August 2008	Present
	Chief Financial Officer	August 2008	Present

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

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	August 2007
Detour Gold Corporation	Director	July 2006	Present
	Chairman	July 2006	March 2009
Farallon Mining Ltd.	Director	August 1994	Present
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	September 2007
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Quadro Resources Ltd. (formerly Tri- Gold Resources Corp.)	Director	July 1992	December 2006

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

Mr. Thomas is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Secretary	February 2008	Present
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Amarc Resources Ltd.	Secretary	February 2008	Present
Anooraq Resources Corporation	Assistant Secretary	November 2007	Present
Farallon Mining Ltd.	Secretary	December 2007	Present
Heatherdale Resources Ltd.	Secretary	November 2009	Present
Rockwell Diamonds Inc.	Secretary	February 2008	Present
Taseko Mines Limited	Secretary	August 2008	Present

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

Mr. Wang is, or was within the past years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director/Co-Chairman	December 2006	Present
Great China Mining Inc.	Director	July 2003	December 2006

JIE (JACK) YANG – Director

Mr. Yang graduated from the Beijing University of International Business & Economics, Beijing, China in 1984 with a Bachelor of Economics degree. Mr. Yang has been President of Sundecin Enterprises Inc. since 1997. In addition, he was Vice-President of Honglu Investment Holdings, Inc. from 2001 to 2003.

Mr. Yang is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	December 2006	Present
Highbury Projects Inc	Director	October 2005	present
ZYP Capital Corp	Director	November 2008	present
Brand Marvel Worldwide Consumer Products Corporation	Director	November 2008	present
Great China Mining Inc.	Director	July 2003	December 2006
Anfield Nickel Corp	Director	October 2005	April 2009

YI-FANG (LYDIA) YANG – Director

Ms. Yang graduated from the Tam Kang University in Taipei, Taiwan in 2000 with a Bachelors degree. Ms. Yang has been Deputy General Manager of the Zijin Mining Group operations in Fuijan, China since August 2007. In addition, she worked for Pinnacle Mines Ltd. in Vancouver, British Columbia from 2004 to 2007.

Ms. Yang is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	October 2009	Present

B.           Compensation

During the Company's financial year ended December 31, 2009, the aggregate cash compensation paid or payable by the Company or its subsidiaries to its directors and senior officers, all of whose financial statements are consolidated with those of the Company, was $1,810,612.

David J. Copeland (President & Chief Executive Officer), Marchand Snyman (Chief Financial Officer), Dickson Hall (Vice President Corporate Development), Jie Yang (Corporate and Government Affairs Advisor), and Xuexin Zhu (Senior Engineering Manager) are each a "Named Executive Officer" ("NEO") of the Company for the purposes of the following disclosure.

The compensation paid to the NEOs during the Company's most recently completed financial year ended December 31, 2009 is as set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(4) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensat'n ($)	Total compensation ($)
					Annual incentive plans (bonus)	Long-term incentive plans
David J. Copeland (1) President & Chief Executive Officer	2009 2008	395,933 406,510	Nil Nil	198,450 275,000	100,000 Nil	Nil Nil	Nil Nil	Nil Nil	694,383 681,510
Marchand Snyman Chief Financial Officer	2009 2008	125,000 57,623	Nil Nil	101,475 220,400	Nil Nil	Nil Nil	Nil Nil	Nil Nil	226,475 278,023
Dickson Hall (2) VP Corporate Development	2009 2008	286,280 270,559	Nil Nil	73,800 43,266	10,000 20,000	Nil Nil	Nil Nil	110,000 Nil	480,080 333,825
Jie Yang (3) Corporate & Government Affairs Advisor	2009 2008	129,064 118,014	Nil Nil	88,200 110,200	10,000 Nil	Nil Nil	Nil Nil	110,000 Nil	337,264 228,214
Xue Xin Zhu Senior Engineering Manager, China Operations	2009 2008	137,500 Nil	Nil Nil	239,850 Nil	6,250 Nil	Nil Nil	Nil Nil	51,055 Nil	434,655 Nil

Notes:

(1)

Mr. Copeland was appointed President and Chief Executive Officer of the Company effective January 31, 2008. Compensation payments were made to CEC Engineering Ltd., a private company owned by Mr. Copeland.

(2)	Compensation payments were made to Dickson Hall & Associates, a private company owned by Mr. Hall.

(3)	Compensation payments were made to Sundecin Enterprises Inc., a private company owned by Mr. Yang.

(4)

The options were granted pursuant to the Stock Option Plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company's common share price, expected dividend yield, and the risk-free interest rate.

Messrs. Copeland and Snyman do not serve the Company solely on a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company. Messrs. Hall, Zhu and Yang work on the Company's activities on a substantially full-time basis.

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

Director Compensation

The compensation provided to the directors, excluding two directors who are included in disclosure for a NEO, for the Company's most recently completed financial year of December 31, 2009 was:

Director Compensation Table

Name	Fees earned ($)	Share-based Awards ($)	Option-based awards (3) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Fuyu Wang (4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Gerald Panneton	Nil	Nil	44,100	Nil	Nil	Nil	44,100
Gordon J Fretwell	23,000	Nil	44,100	Nil	Nil	Nil	67,100
Lydia Yang (5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Rene G Carrier	28,000	Nil	44,100	Nil	Nil	Nil	72,100
Robert A Dickinson	20,000	Nil	44,100	Nil	Nil	Nil	64,100
Ron Thiessen Co-Chairman	70,000	Nil	121,275	Nil	Nil	Nil	191,275
Scott D Cousens	50,000	Nil	44,100	Nil	Nil	Nil	94,100
Zhi Wang Co-Chairman	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)

Independent directors receive, effective January 1, 2008, an annual fee of $20,000 for their services as a director, and an additional $5,000 for serving as Audit Committee Chairperson and $3,000 for serving as Chairperson of any other Committee of the Board

(2)	Compensation for the services of Messrs. Thiessen, Cousens and Dickinson is paid through Hunter Dickinson Services Inc.

(3)

The options granted in the 2009 financial year were granted pursuant to the Company's Stock Option Plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company's common share price, expected dividend yield, and risk-free interest rate.

(4)	Mr. Fuyu Wang resigned from the Board of Directors in December 2009

(5)	Ms. Lydia Yang joined the Board in October 2009

C.           Board Practices

All directors were re-elected at the June 2009 annual general meeting and have a term of office expiring at the next annual general meeting of Continental scheduled to be held in June 2010. All officers have a term of office lasting until their removal or replacement by the board of directors.

Except as noted above, there were no arrangements, standard or otherwise, pursuant to which directors were compensated by Continental or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the most recently completed financial year.

There are no contracts providing for benefits upon termination to any director.

Audit Committee

As at December 31, 2009, the members of the audit committee were Messrs. Rene Carrier, Scott Cousens, and Gordon Fretwell. All members are financially literate. Messrs Carrier and Fretwell are independent. The audit committee is elected annually by the directors of Continental, at the first meeting of the board held after Continental's annual general meeting.

The purpose of the audit committee is to assist the board of directors in its oversight of the integrity of the Company's financial, accounting and reporting processes, and in particular its financial statements and other relevant public disclosures. It must ensure the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence and the performance of the internal controls. The audit committee is responsible for the retention or termination of the external auditors. The audit committee reviews the external audit plan and the results of the audit, reviews with the external auditors any audit problems or difficulties and management's response, approves all audit engagement fees and terms and pre-approves all audit and permitted non-audit services to be performed by the external auditors.

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

D.           Employees

At April 20, 2010, Continental had two direct employees in Canada. There were approximately 50 employees in China. Continental's administrative and exploration functions are primarily administered through HDSI. (see Item 7B).

E.           Share Ownership

Security Holdings by Directors and Senior Management

Common and preferred shares held by directors and senior management as at April 20, 2010:

Name and Position	Securities Beneficially Owned or Controlled	Percentage of total shares of that class
Rene G. Carrier Director	195,500 common shares (1) 360,000 options	0.13% of all common shares
David J. Copeland President, CEO and Director	2,275,419 common shares (1) 1,070,000 options	1.49 % of all common shares

Name and Position	Securities Beneficially Owned or Controlled	Percentage of total shares of that class
Scott D. Cousens Director	1,664,389 common shares (1) 460,000 options	1.09 % of all common shares
Robert A. Dickinson Director	1,753,091 common shares (2) 481,620 preferred shares (2) 460,000 options	1.15 % of all common shares 3.9% of all preferred shares
Gordon J. Fretwell Director	88,750 common shares (3) 360,000 options	0.06 % of all common shares
Dickson Hall Vice President	Nil common shares (1) 570,000 options	Nil % of all common shares
Gerald Panneton Director	21,500 common shares (1) 760,000 options	0.01 % of all common shares
Marchand Snyman Chief Financial Officer	Nil common shares (1) 565,000 options	Nil % of all common shares
Ronald W. Thiessen Co-Chairman and Director	1,925,420 common shares (1) 765,000 options	1.26 % of all common shares
Trevor Thomas Secretary	Nil common shares (1) 175,000 options	Nil % of all common shares
Jie (Jack) Yang Director	569,196 common shares (1) 520,000 options	0.37 % of all common shares
Lydia Yang Director	Nil common shares (1) Nil options	Nil % of all common shares
Zhi Wang Co-Chairman and Director	2,276,784 common shares (1) 900,000 options	1.49 % of all common shares
TOTAL	10,770,049 common shares 481,620 preferred shares	7.05% of all common shares 3.9% of all preferred shares

1	Certain of these shares are held by Euro American Capital Corporation, a private company that is wholly owned by Mr. Carrier.

2	Certain of these shares are held by United Mineral Services, a private company that is wholly owned by Mr. Dickinson.

3	Certain of these shares are held by Gordon J. Fretwell Law Corporation, a private company that is wholly owned by Mr. Fretwell.

As at April 20, 2010, the directors and officers of Continental and their affiliate held as a group, directly and indirectly, own or control an aggregate of 10,770,049 common shares (7.05%) . Continental's preferred shares are non-voting.

Share purchase options to acquire common shares held by directors and senior management as at April 20, 2010:

Name and country of	Exercise			Number of
residence	Price	Grant Date	Expiry Date	options
Carrier R, Canada	$ 1.32	May 1, 2008	May 2, 2011	100,000
	$ 1.61	June 28, 2006	February 28, 2011	100,000
	$ 2.01	March 16, 2007	February 28, 2012	100,000
	$ 1.05	July 28, 2009	July 28, 2014	60,000
Carrier R Total				360,000
Copeland D, Canada	$ 1.32	May 1, 2008	May 2, 2011	500,000
	$ 1.61	June 28, 2006	February 28, 2011	200,000
	$ 2.01	March 16, 2007	February 28, 2012	100,000
	$ 1.05	July 28, 2009	July 28, 2014	270,000
Copeland D Total				1,070,000
Cousens S, Canada	$ 1.32	May 1, 2008	May 2, 2011	100,000
	$ 1.61	June 28, 2006	February 28, 2011	200,000
	$ 2.01	March 16, 2007	February 28, 2012	100,000
	$ 1.05	July 28, 2009	July 28, 2014	60,000
Cousens S Total				460,000
Dickinson R, Canada	$ 1.32	May 1, 2008	May 2, 2011	100,000
	$ 1.61	June 28, 2006	February 28, 2011	200,000
	$ 2.01	March 16, 2007	February 28, 2012	100,000
	$ 1.05	July 28, 2009	July 28, 2014	60,000
Dickinson R Total				460,000
Fretwell G, Canada	$ 1.32	May 1, 2008	May 2, 2011	100,000
	$ 1.61	June 28, 2006	February 28, 2011	100,000
	$ 2.01	March 16, 2007	February 28, 2012	100,000
	$ 1.05	July 28, 2009	July 28, 2014	60,000
Fretwell G Total				360,000
Hall D, Canada	$ 1.68	September 21, 2007	February 28, 2011	250,000
	$ 1.32	May 1, 2008	May 2, 2011	200,000
	$ 1.05	July 28, 2009	July 28, 2012	120,000
Hall D Total				570,000
Panneton G, Canada	$ 1.61	February 28, 2006	February 28, 2011	700,000
	$ 1.05	July 28, 2009	July 28, 2014	60,000
Panneton G Total				760,000
Snyman M, Canada	$ 1.32	May 1, 2008	May 2, 2011	400,000
	$ 1.05	July 28, 2009	July 28, 2012	165,000
Snyman M Total				565,000
Thiessen R, Canada	$ 1.32	May 1, 2008	May 2, 2011	300,000
	$ 1.61	September 21, 2007	February 28, 2011	200,000
	$ 2.01	March 16, 2007	February 28, 2012	100,000
	$ 1.05	July 28, 2009	July 28, 2014	165,000
Thiessen R Total				765,000
Wang Z, USA	$ 1.32	May 1, 2008	May 2, 2011	100,000
	$ 1.61	December 15, 2006	February 28, 2011	700,000
	$ 2.01	March 16, 2007	February 28, 2012	100,000
Wang Z Total				900,000
Yang J, Canada	$ 1.32	May 1, 2008	May 2, 2011	200,000
	$ 2.01	March 16, 2007	February 28, 2012	200,000
	$ 1.05	July 28, 2009	July 28, 2014	120,000
Yang J Total				520,000

Arrangements involving the employees in the capital of the Company

As at April 20, 2010, an aggregate of 15,286,243 common shares were available for issuance pursuant to Continental's Share Incentive Plan, described below.

Share Incentive Plan

In order to provide incentive to directors, officers, employees, management and others who provide services to the Company to act in the best interests of the Company, the Company has adopted a Share Incentive Plan (the "Plan").

At the Company's annual general meeting (the "Meeting") held in June 2006, shareholders approved a share option plan. The Plan is based on the maximum number of eligible shares equaling a rolling percentage of up to 10% of the Company's outstanding common shares, calculated from time to time. Pursuant to the Plan, if outstanding options are exercised, or expire, or the number of issued and outstanding common shares of the Company increases, the number of options available to grant under the Plan increases proportionately. The exercise price of each option is set by the board of directors at the time of grant but cannot be less than the market price. Options can have a maximum term of five years and typically terminate 90 days following the termination of the optionee's employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the board of directors at the time the options are granted.

As at April 20, 2010, under the Plan 12,304,900 options were outstanding. There remained a further 2,981,343 shares available for granting as options under the Plan.

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

As at April 20, 2010, Jinchuan Group Limited ("Jinchuan") of Gansu Province, China, held 18,000,000 common shares of Continental, representing approximately 11.78% of the common shares outstanding. Jinchuan holds the right to appoint one nominee to hold one seat on the Company's board of directors and maintains this right for so long as it maintains its initial percentage interest (of approximately 8.3%) in the outstanding common shares of the Company.

As of April 20, 2010, Jinchuan had exercised this right, and Mr. Fuyu Wang served as a director of Company pursuant to this right. He resigned in December 2009. As of the date of this Form 20-F a replacement individual had been named and in the process of being appointed.

As at April 20, 2010, a wholly owned subsidiary of Zijin Mining Group Co., Ltd. ("Zijin Mining") held 21,121,495 common shares of Continental, representing approximately 13.82% of the common shares outstanding. Zijin Mining holds the right to appoint one nominee to hold one seat on the Company's board of directors. As of April 20, 2010, Zijin Mining had exercised this right, and Ms. Lydia Yang serves as a director of Company pursuant to this right.

As at April 20, 2010, Taseko Mines Limited held 7,827,726 common shares of Continental, representing approximately 5.12% of the common shares outstanding.

All of the common shares have the same voting rights.

Geographic Breakdown of Shareholders

As of April 20, 2010, Continental's register of shareholders indicates that Continental's common shares are held as follows:

	Number of
	registered
	shareholders		Percentage of total
Location	of record	Number of shares	shares
Canada	534	85,759,004	56.10%
United States	1,833	26,623,355	17.42%
Other	522	40,480,068	26.48%
	2,889	152,862,427	100.00%

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

Insider Reports under the British Columbia Securities Act

Under the British Columbia Securities Act, "insiders" (generally, officers, directors and holders of 10% or more of Continental's shares) are currently required to file insider reports of changes in their ownership within ten calendar days (subject to pending amendments to reduce the period to five calendar days) following a trade in Continental's securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 (phone (604) 899-6500) or at the British Columbia Securities Commission web site (www.bcsc.bc.ca). In British Columbia, all insider reports must be filed electronically ten calendar days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

B.           Related Party Transactions

Except as disclosed herein, Continental has not, since the beginning of its last fiscal year ended December 31, 2009, and does not propose to:

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

Hunter Dickinson Services Inc.

Management and administrative services agreement

Hunter Dickinson Services Inc. ("HDSI") (formerly Hunter Dickinson Inc.) is a private company owned equally by several public companies, one of which is Continental. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis per agreement dated June 1, 2008, as described above under "Business Overview – Association with Hunter Dickinson Services Inc." During the fiscal year ended December 31, 2009, Continental paid approximately $0.35 million (2008 – $0.83 million; 2007 – $0.65 million), to HDSI for reimbursement for third party expenses and services rendered, and paid $2.82 million (2008 – $2.58 million; 2007 – $2.11 million) for time billings expenses. Advances pursuant to this agreement were non-interest bearing and due on demand.

Zhi Wang

Upon completion of the Merger, Mr. Zhi Wang was appointed a director of Continental in accordance with the Merger Agreement. During the year ended December 31, 2009, the Company paid $nil (2008 – $291,226; 2007 – $227,614;) and $nil (2008 – $238,080; 2007 – $461,445) to Tibet Bojing Minerals Investment Limited ("Tibet Bojing") and Beijing Honglu Shengdi Consulting Services Limited ("Beijing Honglu"), two companies controlled by Mr. Zhi Wang, for consulting services.

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

During the year ended December 31, 2009, the Company paid $139,064 (2008 – $118,014; 2007 – $147,753) to Sundecin Enterprises Inc., a company controlled by Mr. Yang for consulting services. A further amount of $110,000 (2008 – $nil) paid to his company has been charged to share issuance costs.

Other Related Party Transactions

(a)

During the year ended December 31, 2009, the Company paid $495,933 (2008 – $406,510; 2007 - $169,762) to C.E.C. Engineering Ltd, a company controlled by a director of the Company, for engineering services.

(b)

During the year ended December 31, 2009, the Company paid $296,280 (2008 – $270,560; 2007 - $271,336) to Dickson Hall & Associates, a company controlled by Mr. Hall, for consulting services. A further amount of $110,000 (2008 – $nil) paid to his company has been charged to share issuance costs.

(c)

During the year ended December 31, 2009, the Company paid $218,530 (2008 – $237,448; 2007 – $279,956) to Qi Deng, a director of Tian Yuan, the Company's main Tibetan subsidiary, for consulting and project management services.

(d)

During the year ended December 31, 2009, the Company paid $119,003 (2008 – $53,716; 2007 – nil) to Dong Ouyang, who, in September 2008, became a director of Tian Yuan, the Company's main Tibetan subsidiary, for administrative and managerial services.

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8               FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Item 17 of this Form 20-F contains Continental's audited consolidated annual financial statements as at December 31, 2009 and 2008 and each of the years in the three year period ended December 31, 2009.

Legal Proceedings

Continental is not involved in any litigation or legal proceedings (including those relating to bankruptcy, receivership or similar proceedings), and to Continental's knowledge, no material legal proceedings involving Continental or its subsidiaries are to anticipated be initiated against Continental.

Dividend Policy

The Company has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Continental are being retained for exploration of its projects.

B.           Significant Changes

There have been no significant changes to the accompanying consolidated financial statements since December 31, 2009, except as disclosed in this Annual Report on Form 20-F.

ITEM 9               THE OFFER AND LISTING

A.           Offer and Listing Details

Trading Markets

The common shares of the Company are (a) listed the TSX Venture Exchange and trade under the symbol KMK, and (b) quoted on the OTC Bulletin Board ("OTC-BB") and trade under the symbol KMKCF.

The following is a summary, on an annual basis, of the high and low prices of Continental's shares on the TSX Venture Exchange and the OTC-BB during Continental's last five financial years and any subsequent period:

TSX VENTURE EXCHANGE: KMK			OTC-BB: KMKCF
Trading in Canadian Dollars			Trading in United States dollars
	High	Low		High	Low
	(C$)	(C$)		(US$)	(US$)
Annual			Annual
2003	0.84	0.20	2003	0.64	0.16
2004	2.25	0.79	2004	1.70	0.51
2005	2.10	0.94	2005	1.82	0.78
2006	2.96	1.31	2006	2.67	1.17
2007	2.26	1.25	2007	1.92	1.23
2008	1.74	0.30	2008	1.71	0.20
2009	2.32	0.33	2009	2.25	0.25
2010 (to April 20, 2010)	2.33	1.89	2010 (to April 20, 2010)	2.30	1.77

The following is a summary, on a fiscal quarter basis, of the high and low prices of Continental's shares on the TSX Venture Exchange and the OTC Bulletin Board during Continental's two most recent financial years and any subsequent period:

TSX VENTURE EXCHANGE: KMK			OTC-BB: KMKCF
Trading in Canadian Dollars			Trading in United States dollars
	High	Low		High	Low
By Quarter	(C$)	(C$)	By Quarter	(US$)	(US$)
Calendar 2007			Calendar 2007
1st Quarter	2.26	1.55	1st Quarter	1.92	1.31
2nd Quarter	2.12	1.52	2nd Quarter	1.82	1.43
3rd Quarter	1.82	1.33	3rd Quarter	1.71	1.23
4th Quarter	1.84	1.25	4th Quarter	1.82	1.33

Calendar 2008			Calendar 2008
1st Quarter	1.74	1.24	1st Quarter	1.71	1.22
2nd Quarter	1.40	0.90	2nd Quarter	1.40	0.90
3rd Quarter	1.04	0.66	3rd Quarter	1.01	0.60
4th Quarter	0.80	0.30	4th Quarter	0.98	0.20

Calendar 2009			Calendar 2009
1st Quarter	0.60	0.33	1st Quarter	0.27	0.52
2nd Quarter	1.25	0.56	2nd Quarter	0.45	1.15
3rd Quarter	1.33	0.91	3rd Quarter	0.79	1/23
4th Quarter	2.32	1.19	4th Quarter	1.05	2.25

Calendar 2010			Calendar 2010
1st Quarter (ended March 31)	2.33	1.91	1st Quarter (ended March 31)	2.23	1.80

The following is a summary, on a monthly basis, of the high and low prices of Continental's shares on the TSX Venture Exchange and the OTC Bulletin Board during the past six months:

TSX VENTURE: KMK			OTC-BB: KMKCF
Trading in Canadian Dollars			Trading in United States dollars
	High	Low		High	Low
Monthly	($)	($)	Monthly	(US$)	(US$)
October 2009	1.70	1.13	October 2009	1.59	1.05
November 2009	2.15	1.55	November 2009	2.07	1.47
December 2009	2.38	2.00	December 2009	2.25	1.87
January 2010	2.33	1.90	January 2010	2.25	1.77
February 2010	2.15	1.89	February 2010	2.06	1.77
March 2010	2.33	1.93	March 2010	2.30	1.85
April 2010 (to April 20, 2010)	2.24	2.12	April 2010 (to April 20, 2010)	2.23	2.10

B.           Plan of Distribution

Not applicable.

C.           Markets

In Canada, the shares of Continental have traded on the TSX Venture Exchange (formerly the Canadian Venture Exchange and successor to the Vancouver Stock Exchange) since the 1960s (symbol-KMK). The Company's shares traded on the Toronto Stock Exchange from March 21, 1988 to March 27, 2000. In the United States, from 1986 to 1992, Continental's shares traded on the National Association of Securities Dealers Automated Quotation System (NASDAQ). Trading of Continental's shares on NASDAQ resumed on July 26, 1996 and continued until December 1, 1998. Continental's shares ceased trading on NASDAQ and now trade on the OTC-BB (symbol-KMKCF).

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

In order to take full advantage of the flexibility offered by the BCA, Continental adopted a new form of Articles that incorporates provisions permitted under the BCA, which became effective upon the filing of a Notice of Alteration to Continental's Articles with the British Columbia Registrar of Companies on February 22, 2006. The Notice of Alteration and the adoption of the new form of Articles (the "Articles") was approved by special resolution of Continental's shareholders. The Articles were adopted by Continental with a view to updating its charter documents to bring them into line with the BCA and incorporating some of the new provisions of the BCA.

The following is a summary of certain material provisions of (i) Continental's Notice of Articles filed with the British Columbia Registrar of Companies on February 22, 2006, as amended by the Notice of Alteration approved by shareholders, (ii) Continental's new Articles, as adopted by shareholders, and (iii) certain provisions of the BCA and related laws applicable to Continental:

1.           Objects and Purposes

Continental's Memorandum and Articles do not specify objects or purposes. Continental is entitled under the BCA to carry on all lawful businesses which can be carried on by a natural person.

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

According to the BCA, a director holds a disclosable interest in a contract or transaction if:

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

However, the BCA also provides that in the following circumstances, a director does not hold a disclosable interest in a contract or transaction if:

1.

the situation that would otherwise constitute a disclosable interest arose before the coming into force of the BCA or, if the company was recognized under the BCA, before that recognition, and was disclosed and approved under, or was not required to be disclosed under, the legislation that:

a.	applied to the company on or after the date on which the situation arose; and

b.	is comparable in scope and intent to the provisions of the BCA;

2.	both the company and the other party to the contract or transaction are wholly-owned subsidiaries of the same corporation;

3.	the company is a wholly-owned subsidiary of the other party to the contract or transaction;

4.	the other party to the contract or transaction is a wholly-owned subsidiary of the company; or

5.	where the director or senior officer is the sole shareholder of the company or of a corporation of which the company is a wholly-owned subsidiary.

The BCA further provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because:

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

Under Continental's Articles, a director or senior officer who holds a disclosable interest (as that term is used in the BCA) in a contract or transaction into which Continental has entered or proposes to enter:

1.	is liable to account to Continental for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act;

2.

is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution; and

3.

may be counted in the quorum at the meeting of directors at which the contract or transaction is considered for approval whether or not the director votes on any or all of the resolutions considered at the meeting.

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the BCA. No director or intended director is disqualified by his or her office from contracting with Continental either with regard to the holding of any office or place of profit the director holds with Continental or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of Continental in which a director is in any way interested is liable to be voided for that reason.

Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

The compensation of the directors is decided by the directors unless the board of directors requests approval to the compensation from the shareholders by ordinary resolution. The BCA provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of Continental or of an affiliate of Continental.

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

There are no such provisions applicable to Continental under its Memorandum or its Articles or the BCA.

Number of shares required for a director's qualification.

Directors need not own any shares of Continental in order to qualify as directors.

3.           Rights, Preferences and Restrictions Attaching to Each Class of Shares

Classes of Shares

Continental has two classes of shares, namely common without par value and Non-voting Redeemable Preferred Shares (the "Preferred Shares"). The common shares are unlimited in number but the number of Preferred Shares is fixed.

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

Redemption

The common shares are not redeemable.

The Preferred Shares are redeemable at the time Continental redeems its shares in Gibraltar Mines Limited by exchanging them for a number of Taseko Mines Limited common shares. This redemption must occur no later than 2011.

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

However, Taseko Mines Limited, under the terms of the $11,500,000 convertible promissory note issued by the Company on August 29, 2006, has upon redemption of the convertible promissory note, acquired a right of first refusal (the "Pre-Emptive Right") for up to five years, during which time Taseko may purchase up to 50% of any equity or convertible securities, except certain normal course securities offerings and strategic alliances, offered by the Company in a subsequent financing, until a maximum of 19.9% of the Company's then outstanding shares, on a fully diluted basis, are held by Taseko. If Taseko fails to exercise the Pre-Emptive Right in regards to any offered securities under a future financing, the Pre-Emptive Right thereupon expires. Taseko acquired its pre-emptive right in March 2007, when it redeemed the convertible promissory note and participated in an equity offering of the Company.

4. Changes to Rights and Restrictions to Shares

The BCA provides that a company may, by the type of shareholders' resolution specified by the articles, or, if the articles do not specify the type of resolution, by a special resolution:

1)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

2)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

Continental's Articles provide that, subject to the BCA, Continental may by ordinary resolution:

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

(b)

The BCA also provides that a company may reduce its capital if it is authorized to do so by a court order, or, if the capital is reduced to an amount that is not less than the realizable value of the company's assets less its liabilities, by a special resolution or court order.

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

6.           Rights to Own Securities

There are no limitations under Continental's Articles or in the BCA on the right of persons who are not citizens of Canada to hold or vote common shares.

7.           Restrictions on Changes in Control, Mergers, Acquisitions or Corporate Restructuring of the Company

Continental's Articles do not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of Continental. Continental has implemented a shareholders' rights plan as described in Item 14 of this Form 20-F.

The BCA does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of a company. Securities legislation and stock exchange policies applicable to Continental, however, do require shareholder's approval's for change of control transactions.

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

10.         Changes in the Capital of the Company

There are no conditions imposed by Continental's Notice of Articles or Articles which are more stringent than those required by the BCA.

C.           Material Contracts

Continental has the following material contracts:

1.

On May 29, 2006, the Company signed a consulting agreement with Zhi Wang, a former director of Great China (now a director of the Company), whereby Mr. Wang agreed to provide consulting services to the Company, to assist in obtaining the necessary mining permits for commercial mining at the Xietongmen Property, prior to March 31, 2010. Upon receipt of all necessary permits, the Company has agreed to issue 2,500,000 units (consisting of one common share and one warrant), each warrant exercisable at $1.59 for one year from receipt of permits. To the date of this Form 20-F, no units had been issued.

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

The Investment Act generally prohibits implementation of a "reviewable" investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (ie. a "non-Canadian"), unless after review the Director of Investments appointed by the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in Continental's common shares by a non-Canadian (other than a "WTO investor" as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Continental was not controlled by a WTO investor, would be reviewable under the Investment Act if it was an investment to acquire control of Continental and the value of the assets of Continental, as determined in accordance with the regulations promulgated under the Investment Act, was over Cdn$5 million, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Continental. An investment in the common shares by a WTO investor, or by a non-Canadian when Continental was controlled by a WTO investor, would be reviewable under the Investment Act if it was an investment to acquire control of Continental and the value of the assets of Continental, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, for 2010 is $299 million. A non-Canadian would acquire control of Continental for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of control of Continental unless it could be established that, on the acquisition, Continental was not controlled in fact by the acquiror through the ownership of the common shares.

If the Minister under the Investment Act has reasonable grounds to believe that an investment by a non-Canadian could be injurious to national security, the Minister may order a review of the investment, which may lead to divestiture.

The foregoing assumes Continental will not engage in a cultural business, as the rules under the Investment Act governing cultural businesses are different.

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

Many other statues, federal and provincial, may impact the ability of a holder of securities of a corporation in Canada to acquire or transfer such securities.

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

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. In the event that Continental qualifies as a PFIC for the fiscal year ending December 31, 2009, or in future fiscal years, each U.S. Holder of Continental is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

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

The Company's liabilities are typically denominated in Canadian dollars and renminbi and the Company has no material commitments in other currencies. However, the Company has a US$500,000 liability as a result of the acquisition of the surrounding properties, payable in US dollars.

For the fiscal year ended December 31, 2009, with all other variables held constant, a 1% strengthening (weakening) of the Chinese renminbi against the Canadian dollar would have increased (decreased) net loss by approximately $347,000.

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

Other than the non-interest bearing debt related to the acquisition of the surrounding properties, the Company has no debt, other than routine accounts payable.

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

During the year ended December 31, 2009, the Company adopted a "Shareholders' Rights Plan", which was approved by shareholders at the Annual General Meeting of Shareholders scheduled to be held on June 24, 2009. The summary of the key terms follows:

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

The Rights

Each Right entitles the holder, subject to the terms and conditions of the Rights Plan, to purchase additional Common Shares of the Company after the Separation Time.

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

(b)	the date of the commencement or announcement of the intent of a person to commence a take- over bid (other than a Permitted Bid or Competing Permitted Bid); and

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

(c)	the Offeror agrees that the Common Shares may be deposited to and withdrawn from the take- over bid at any time before such Common Shares are taken up and paid for; and

(d)

if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the bid shall remain open for an additional period of at least 10 business days to permit the remaining Shareholders to tender their Common Shares.

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

Definition of "Permitted Lock-Up Agreement"

A Permitted Lock-Up Agreement means an agreement (the "Lock-up Agreement") between a person or one or more holders of Common Shares (each referred to herein as a "Locked-up Person"), the terms of which are publicly disclosed and a copy of which is made available to the public, including the Company, pursuant to which such holders agree to deposit or tender Common Shares to a take-over bid (the "Lockup Bid") made by the person or any of such person's affiliates or associates, whether such Lock-up Bid is made before or after the Lock-up Agreement is signed, provided that:

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

A.	2.5% of the Lock-up Bid Consideration payable under the Lock-up Agreement to the Locked-up Person; and

B.

one-half of the difference between the consideration under the Superior Offer payable to the Locked-up Person and the Locked-up Consideration the Locked-up Person would have received under the Lock-up Bid, shall be payable pursuant to the Lock-up Agreement in the event that the Locked-up Person fails to tender Common Shares pursuant to the Lock-up Bid or withdraws Common Shares from the Lock-up Bid in order to accept the other take-over bid or transaction.

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

The Company's management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of December 31, 2009.

The Company's independent registered public accounting firm audited the financial statements included in this report and has issued an attestation report on management's assessment of the Company's internal control over financial reporting as of December 31, 2009, which is included in Item 17.

There have been no changes in the Company's internal control over financial reporting during the period covered by this report that could have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

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

ITEM 16	AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS, AND PRINCIPAL ACCOUNTANT FEES AND SERVICES.

ITEM 16A.       AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Mr. Rene Carrier, a member of the audit committee of the Company, qualifies as a "financial expert" based on his education and experience analyzing and evaluating financial statements. Mr. Carrier is independent, as the term is defined by the TSX-V.

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

ITEM 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services:

	Audit Fees	Audit-	Tax Fees	All Other	Total
	(1)	Related		Fees
		Fees(2)
	(Estimate)				(Estimate)
2009	$230,385	–	–	–	$230,385
2008	$238,745	–	–	–	$238,745

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

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors. All non-audit services received were pre-approved by the Audit Committee.

ITEM 16D.       EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.       PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.       CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G.       CORPORATE GOVERNANCE

Not applicable

ITEM 17             FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)

Report of Independent Registered Public Accounting Firm on the consolidated balance sheets as at December 31, 2009 and 2008, and the consolidated statements of operations, deficit and cash flows for each of the years in the three year period ended December 31, 2009;

(2)	Report of Independent Registered Public Accounting Firm on internal controls over financial reporting;

(3)	Consolidated balance sheets as at December 31, 2009 and 2008;

(4)	Consolidated statements of operations for each of the years in the three year period ended December 31, 2009;

(5)	Consolidated statements of deficit for the periods referred to in (4) above.

(6)	Consolidated statements of cash flows for the periods referred to in (4) above;

(7)	Notes to the consolidated financial statements;

ITEM 18             FINANCIAL STATEMENTS

Not applicable. See Item 17.

ITEM 19            EXHIBITS

The following exhibits are included with this Annual Report on Form 20-F:

Exhibit	Description of Exhibit	Note
Number

1.1	Notice of Articles and Articles of Incorporation of Continental	1

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	2

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	2

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	2

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	2

15.1	Consent of E Titley (conformed)	2

15.2	Consent of G Mosher (conformed)	2

15.3	Consent of I Chisholm (conformed)	2

15.4	Consent of J Lang (conformed)	2

15.5	Consent of M Rebagliati (conformed)	2

15.6	Consent of P Live (conformed)	2

99.1	Consolidated financial statements as at December 31, 2009 and 2008 and for each of the years in the three year period ended December 31, 2009, and Report of Independent Registered Public Accounting Firm thereon.	2

99.2	Condensed single entity parent financial statements (required to be filed pursuant to Regulation S-X Rule 5-04 Schedule I) as at and for the year ended December 31, 2009, and Report of Independent Registered Public Accounting Firm thereon.	2

(1)	Incorporated by reference from our Registration Statement on Form F-4 originally filed with the SEC on June 30, 2006.

(2)	Filed as an exhibit to this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONTINENTAL MINERALS CORPORATION

/s/ Marchand Snyman

Marchand Snyman
Chief Financial Officer

DATED:         May 5, 2010