Form 20-F/A
period 2009-12-31
CONTINENTAL MINERALS CORP
filed 2010-09-28
CIK 782879

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

[   ] Yes    [X] No

T A B L E   O F   C O N T E N T S

1

EXPLANATORY NOTE

This Form 20-F/A2 is being filed by Continental Minerals Corporation (the "Company") as Amendment No. 2 to its Annual Report on Form 20-F for the year ended December 31, 2009, which was filed with the Securities and Exchange Commission on May 7, 2010 ("2009 20-F").

The purpose of this Form 20-F/A2 is to include updated certifications of the CEO and CFO pursuant to Rule 13a-14(a) of the Exchange Act.

Other than as expressly set forth above, this Form 20-F/A2 does not, and does not purport to, amend, update, or restate the information in the Company's 2009 20-F.

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

ITEM 18             FINANCIAL STATEMENTS

Not applicable. See Item 17.

ITEM 19            EXHIBITS

The following exhibits are included with this Annual Report on Form 20-F:

Exhibit
Number	Description of Exhibit	Note

1.1	Notice of Articles and Articles of Incorporation of Continental	Incorporated by reference from our Registration Statement on Form F-4 originally filed with the SEC on June 30, 2006.

4.1	Corporate Services Agreement between Continental and Hunter Dickinson Services Inc. dated June 1, 2008	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2007, originally filed with the SEC on June 30, 2008.

4.3	2006 Continental Share Option Plan	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2007, originally filed with the SEC on June 30, 2008.

4.4	Merger Agreement and Plan of Merger dated May 29, 2006	Incorporated by reference from our Registration Statement on Form F-4 originally filed with the SEC on June 30, 2006.

4.5	Post-Merger Agreement between Continental and Wang Zhi dated May 29, 2006	Incorporated by reference from our Registration Statement on Form F-4 originally filed with the SEC on June 30, 2006.

4.6	Amendment to Merger Agreement dated September 12, 2006	Incorporated by reference from our Amendment No. 2 to the Registration Statement on Form F-4/A originally filed with the SEC on September 28, 2006.

4.7	Amendment to Plan of Merger dated September 12, 2006	Incorporated by reference from our Amendment No. 2 to the Registration Statement on Form F-4/A originally filed with the SEC on September 28, 2006.

11.1	Code of Ethics	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2003, originally filed with the SEC on June 4, 2004 and as amended on December 8, 2004.

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed as an exhibit to this Annual Report on Form 20-F.

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed as an exhibit to this Annual Report on Form 20-F.

Exhibit
Number	Description of Exhibit	Note

13.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed as an exhibit to this Annual Report on Form 20-F.

13.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed as an exhibit to this Annual Report on Form 20-F.

15.1	Consent of E Titley (conformed)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2009, originally filed with the SEC on May 7, 2010.

15.2	Consent of G Mosher (conformed)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2009, originally filed with the SEC on May 7, 2010.

15.3	Consent of I Chisholm (conformed)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2009, originally filed with the SEC on May 7, 2010.

15.4	Consent of J Lang (conformed)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2009, originally filed with the SEC on May 7, 2010.

15.5	Consent of M Rebagliati (conformed)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2009, originally filed with the SEC on May 7, 2010.

15.6	Consent of P Live (conformed)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2009, originally filed with the SEC on May 7, 2010.

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